/40 - 33

811-3704
Branch 16



MFS INVESTMENT MANAGEMENT
500 Boylston Street Boston Massachusetts 02116-3741
617 954 5000



04042442

BEST AVAILABLE COPY

May 11, 2004

VIA FEDERAL EXPRESS

File Room
U.S. Securities and Exchange Commission
450 5th Street, NW
Washington, D.C. 20549

     RE: Marcus Dumond et al. v. Massachusetts Financial Services
            Company, et al., Civil Action 8:04-CV-1007-T-26MSS

Ladies and Gentleman:

     Pursuant to Section 33 of the Investment Company Act of 1940, as amended, attached is
a copy of the following Complaint in the above referenced matter. Massachusetts Financial
Services Company SEC file number is 801-17352.

     1. Marcus Dumond et al. v. Massachusetts Financial Services Company, et al., Civil
         Action 8:04-CV-1007-T26MSS

     Pursuant to Rule 101(c)(11) of Regulation S-T, this document is being submitted in paper
format only.

     Please acknowledge receipt of this letter and its enclosure by date stamping the enclosed
duplicate copy of the letter and returning it to me in the enclosed self-addressed, stamped
envelope.

Very truly yours,

Arlene E. Cox
Operations Paralegal Administrator

/aec
Enclosures

#76300

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

MARCUS DUMOND, HENRY BERDAT,)
STUART V. and ROSEMARY STURGESS,)
KATHLEEN BLAIR, WILLIAM and MARGIE)
BOOTH, KAREN PEACH, and RICHARD and)
EVELYN KELLER,)
)
              Plaintiffs,)
)
   v.)
)
MASSACHUSETTS FINANCIAL SERVICES)
COMPANY and MFS FUND)
DISTRIBUTORS, INC.,)
)
            Defendants.)
)

Case No. : 8:04-CV-1007-T-26MSS

(THIS COMPLAINT DOES NOT ALLEGE LATE
TRADING OR MARKET TIMING CLAIMS)

COMPLAINT

Plaintiffs, Marcus Dumond, Henry Berdat, Stuart V. and Rosemary Sturgess, Kathleen

Blair, William and Margie Booth, Karen Peach, and Richard and Evelyn Keller, for the use and

benefit of the MFS Capital Opportunities Fund, MFS Emerging Growth Fund, MFS Government

Securities Fund, MFS Government Limited Maturity Fund, MFS Mid Cap Growth Fund, MFS

Research Fund, MFS Value Fund, MFS Municipal Income Fund, MFS Strategic Growth Fund,

MFS Total Return Fund, and Massachusetts Investors Growth Stock Fund, sue Defendants,

Massachusetts Financial Services Company and MFS Fund Distributors, Inc., and allege:

I. JURISDICTION AND VENUE

1. This action is a derivative action brought by Plaintiffs on behalf of the MFS Capital

Opportunities Fund, MFS Emerging Growth Fund, MFS Government Securities Fund, MFS

Government Limited Maturity Fund, MFS Mid Cap Growth Fund, MFS Research Fund, MFS

Value Fund, MFS Municipal Income Fund, MFS Strategic Growth Fund, MFS Total Return

Fund, and Massachusetts Investors Growth Stock Fund (collectively, the "Funds") pursuant to § 36(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. § 80a-35(b).

2. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.

3. Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28 U.S.C. § 1391(b)(2)-(3). Defendants are inhabitants of or transact business in this district, a substantial part of the events or omissions that give rise to Plaintiffs' claims occurred in this district, and Defendants may be found in this district.

4. All conditions precedent have been performed or have occurred.

II. BACKGROUND

5. Plaintiffs are shareholders in various open-end registered investment companies, or mutual funds (collectively, the "Funds") created, sold, advised, and managed with other funds as part of the Massachusetts Financial Services fund family or complex by Defendants (the "Fund Complex").

6. MFS manages over $138 billion in assets and is the fifth largest load mutual fund family in the mutual fund industry. All actions taken by Defendants have been taken by Defendants' authorized agents or have been ratified.

7. Defendants, as the underwriters, distributors, advisors, and control persons of the Funds, owe fiduciary and other duties to Plaintiffs and all shareholders of the funds in the Fund Complex.

8. Defendants receive fees paid by Plaintiffs and other shareholders of the Funds for providing (a) pure investment advisory services and (b) administrative services. These fees are based on a percentage of the net assets of each of the Funds.

9.   The pure investment advisory services Defendant Advisors provide to the Funds are identical to the investment advisory services Defendant or its affiliates provide to other clients, such as the Public Employee Retirement System of Idaho ("PERSI"), and entail essentially identical costs.

10.   Despite the equivalence of the investment advisory services Defendant Advisor provides to the Funds and its other clients, the fees in dollar amounts that Defendants receive from the Funds that are attributable to pure investment advisory services are much higher than the fees Defendants or their affiliates receive from other clients for the identical services. *See* ¶¶ 56 - 59, *infra*.

11.   Defendant Distributor also charges distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders pursuant to distribution plans that Defendants have adopted with respect to the Funds pursuant to Rule 12b-1, 17 C.F.R. § 270.12b-1 ("Distribution Plans"). The distribution fees are based on a percentage of the net assets of each of the funds in the Fund Complex. Under the Distribution Plans, Defendants collect distribution and service fees in excess of $40 million annually from the Massachusetts Investors Trust, a large blend stock fund, alone. Defendants purportedly collect distribution fees in order to grow or stabilize the assets of the Funds so that the Funds can benefit from economies of scale through reduced advisory fees.

Section 36(b) of the Investment Company Act of 1940

12.   In 1940, Congress enacted the Investment Company Act of 1940, 15 U.S.C. § 80a-1 et seq. (the "ICA"). The ICA was designed to regulate and curb abuses in the mutual fund industry and to create standards of care applicable to investment advisors such as Defendants. In the 1960s, it became clear to Congress that investment advisors to equity mutual funds were

gouging those funds with excessive fees, particularly by not taking economies of scale into account. As a result, § 36(b), 15 U.S.C., § 80a-35(b), was added to the ICA in 1970, which created a federal cause of action for breach of fiduciary duty.

13. Section 36(b) provides in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person....

14. In 1982, Sun Life of Canada acquired the MFS investment management operation for $40 million. By 2000, MFS was contributing $ (Canadian) 65 million in net income to Sun Life's bottom line in a single *quarter*. For 2002, MFS's earnings were $174 million; for 2003, operating earnings were $168 million. MFS's revenues for 2002 were $1.26 billion. Growth of assets under management has generated substantial economies of scale, to the great benefit of the Defendants and their parent company, Sun Life Financial Services of Canada, Inc.

15. While the Funds have grown dramatically in size, the nature of the services rendered by Defendants has changed little, if at all. Indeed, advances in computing and communication technologies in the past twenty years have resulted in exponential efficiencies that have dramatically reduced the costs of servicing mutual funds in ways Congress could not have imagined when it enacted ICA § 36(b). Nonetheless, the distribution and advisory fees paid to Defendant Advisors have grown dramatically, as have MFS profits. As a result, the advisory

4

fees paid to Defendants (and accepted by them in violation of their statutory fiduciary duties) are disproportionately large in relationship to the services rendered to Plaintiffs.

16.   In addition, Defendants, in violation of their fiduciary duties to Plaintiffs, have retained excess profits resulting from economies of scale. These economies of scale are a product of the dramatic growth in assets managed by Defendants, caused in part by marketing programs paid for with the distribution fees charged to Plaintiffs and in part by Defendants' ability to provide the identical investment advisory services they provide Plaintiffs to other clients at little or no additional cost. The excess profits resulting from these economies of scale belong to Plaintiffs and the other shareholders of the Funds.

17.   The fees paid to Defendants are technically approved by the Fund's boards of directors[1]. A majority of the boards are comprised of statutorily presumed "disinterested" directors as that term is defined in § 10 of the ICA. Regardless of whether these presumably "disinterested" directors meet the requirements of § 10 of the ICA, there is an obvious lack of conscientiousness and aggressiveness by the directors in reviewing, negotiating and approving the advisory and distribution fees paid by each of the Funds. In addition, even if statutorily disinterested, the directors are in all practical respects dominated and unduly influenced by Defendants in reviewing and approving the fees paid by Plaintiffs and other shareholders of the Funds. In particular, Defendants do not provide the directors with sufficient information for the directors to fulfill their obligations, a factor supporting a finding that Defendants have breached their fiduciary duties.

---

[1] While some of the Funds at issue here are technically governed by a board of trustees rather than directors, the term "directors" is used throughout the complaint and should be read as synonymous with "trustees," as it is under the ICA. *See* 15 U.S.C., § 80a-2(a)(12).

18.   Although the fees challenged in this lawsuit may appear to be very small on a

shareholder-by-shareholder basis, they cause a dramatic decrease in Plaintiffs' investment

returns over time. Arthur Levitt, past Chairman of the Securities and Exchange Commission

("SEC"), was critical of what he called the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how
> seemingly small fees can over time, create such drastic erosion in
> returns....In the years ahead, what will mutual fund investors say if they
> realize too late their returns have fallen hard under the weight of
> compounding fees?

19.   Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money,

Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L.

261, 267 (2001).

Rule 12b-1 Distribution Plans

20.   Prior to 1980, the use of fund assets (which are owned by the shareholders) to sell

new fund shares was prohibited. The SEC had historically been reluctant to allow fund advisers

to charge their shareholders for selling shares to others:

> [T]he cost of selling and purchasing mutual fund shares should be borne
> by the investors who purchase them and thus presumably receive the
> benefits of the investment, and not, even in part, by the existing
> shareholders of the fund who often derive little or no benefit from the sale
> of new shares.

21.   Statement on the Future Structure of the Securities Markets, [Feb. 1972] Sec. Reg.

& L. Rep. (BNA) No. 137 pt. II, at 7.

22.   After intense lobbying by the mutual fund industry, the Commission agreed to

consider modifying its objections to allow current fund shareholders to pay distribution

expenses. In early comment letters and in proxy statements proposing adoption of plans of

distribution, the mutual fund industry argued that adding assets to an existing mutual fund would

create economies of scale that would allow the advisers to provide the same quality and nature of services to mutual fund shareholders at dramatically lower costs.

23.   Accepting the mutual fund industry's argument that a growth in assets would lead to a quid pro quo reduction in advisory fees and other expenses, the Commission tentatively approved Rule 12b-1, 17 C.F.R. § 270.12b-1. However, numerous conditions were attached to the use of fund assets to pay distribution expenses. For example, the Commission wanted to be certain that investment advisers would not "extract additional compensation for advisory services by excessive distributions under a 12b-1 plan." *Meyer v. Oppenheimer Management Corp.*, 895 F.2d 861, 866 (2d Cir. 1990). Unfortunately, that is precisely what Defendants have done: extracted additional compensation for their retail advisory services by causing Plaintiffs and other shareholders to pay Defendants' marketing expenses to acquire new shareholders so that these new shareholders could pay additional advisory fees to Defendants. Under this regime, Defendants get the financial benefit; Plaintiffs bear the financial burden.

24.   Defendants have adopted 12b-1 Distribution Plans for the Funds. These Distribution Plans must be reviewed annually by the Funds' directors. In particular, the directors must "request and evaluate . . . such information as may reasonably be necessary to an informed decision of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). In addition, minutes must be maintained to record all aspects of the directors' deliberation, and the directors must conclude "in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the ICA, that there is a reasonable likelihood that the Distribution Plans will benefit the company and its shareholders." 17 C.F.R. § 270.12b-1(e).

25.   Despite the dramatic growth in assets managed by Defendants, both the advisory and distribution fees charged by Defendants have grown, both in terms of whole dollars and as a

percentage of assets. Accordingly, the Distribution Plans have produced no economies-of-scale benefits to the shareholders of the Funds. Rather, the Distribution Plans have served only Defendants, just as the Commission feared when it found that "the use of mutual fund assets to finance distribution activities would benefit mainly the management of a mutual fund rather than its shareholders, and therefore such use of fund assets should not be permitted." Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 9915, 1977 SEC LEXIS 943 (Aug. 31, 1977). As such, the Distribution Plans violate the intent and purpose of Rule 12b-1 and are entirely a waste of fund assets.

26. Furthermore, the distribution fees are based on the net asset value of the Funds and not on the distribution activity, if any, by Defendants, such as number of shares sold. Accordingly, in addition to failing to benefit Plaintiffs and other shareholders, the Distribution Plans have extracted additional compensation for advisory services to Defendants, thereby resulting in excessive fees paid to them. For example, any portion of the fees paid to Defendants that are derived from market increases in the net asset value of the fund rather than any distribution activity by Defendants constitutes additional and excessive compensation for advisory services.

27. Despite the fact that Plaintiffs and the other shareholders of the Funds have enjoyed no benefits from the Distribution Plans, even though they contributed to the growth of fund assets by paying distribution fees, and despite the fact that the Distribution Plans have allowed Defendants to extract additional and excessive compensation from Plaintiffs and the other shareholders of the Funds, the directors of the Funds have continued to approve, year after year, continuation of the Distribution Plans in violation of both Rule 12b-1 and § 36(b).

Nature of Claims

28.   In this action, Plaintiffs seek to rescind the investment advisory agreements and Distribution Plans and to recover the total fees charged by Defendants or, alternatively, to recover the excess profits resulting from economies of scale wrongfully retained by Defendants and to recover other excessive compensation received by, or improper payments wrongfully retained by, Defendants in breach of their fiduciary duty under the ICA § 36(b), 15 U.S.C. § 80a-35(b). Because the conduct complained of herein is continuing in nature, Plaintiffs seek recovery for a period commencing at the earliest date in light of any applicable statute of limitations through the date of final judgment after trial.

29.   No pre-suit demand on the boards of directors of the Funds is required, as the requirements of Rule 23.1 do not apply to actions under § 36(b) of the ICA. *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523 (1984).

III. PARTIES

30.   Plaintiff Marcus Dumond is a resident of Brandon, Florida, and a shareholder at all relevant times of the MFS Emerging Growth Fund. The MFS Emerging Growth Fund is a registered investment company under the Investment Company Act of 1940, and a series of the MFS Series Trust II, a registered Massachusetts business trust.

31.   Plaintiff Henry Berdat is a resident of Largo, Florida, and a shareholder at all relevant times of the MFS Capital Opportunities Fund, the MFS Strategic Growth Fund, and the Massachusetts Investors Growth Stock Fund. The MFS Capital Opportunities Fund, the MFS Strategic Growth Fund, and the Massachusetts Investors Growth Stock Fund are all registered investment companies under the Investment Company Act of 1940. The MFS Capital Opportunities Fund is a series of the MFS Series Trust VII, a registered Massachusetts business

trust. The MFS Strategic Growth Fund is a series of the MFS Series Trust I, a registered Massachusetts business trust. The Massachusetts Investors Growth Stock Fund is a registered Massachusetts business trust.

32. Plaintiffs Stuart V. Sturgess and Rosemary Sturgess are residents of Palm Harbor, Florida, and shareholders at all relevant times of the MFS Capital Opportunities Fund. The MFS Capital Opportunities Fund is a registered investment company under the Investment Company Act of 1940, and a series of the MFS Series Trust VII, a registered Massachusetts business trust.

33. Plaintiff Kathleen Blair is a resident of Pensacola, Florida, and a shareholder at all relevant times of the MFS Governmental Securities Fund, the MFS Mid Cap Growth Fund, and the MFS Total Return Fund. The MFS Governmental Securities Fund, the MFS Mid Cap Growth Fund, and the MFS Total Return Fund are all registered investment companies under the Investment Company Act of 1940. The MFS Governmental Securities Fund is a Massachusetts business trust. The MFS Mid Cap Growth Fund is a series of the MFS Series Trust IV, a registered Massachusetts business trust. The MFS Total Return Fund is a series of the MFS Series Trust V, a registered Massachusetts business trust.

34. Plaintiffs William Booth and Margie Booth are residents of New Port Richey, Florida, and shareholders at all relevant times of the MFS Mid Cap Growth Fund and the MFS Value Fund. The MFS Mid Cap Growth Fund and the MFS Value Fund are both registered investment companies under the Investment Company Act of 1940. The MFS Mid Cap Growth Fund is a series of the MFS Series Trust IV, a registered Massachusetts business trust. The MFS Value Fund is a series of the MFS Series Trust I, a registered Massachusetts business trust.

35. Plaintiff Karen Peach is a resident of St. Petersburg, Florida, and a shareholder at all relevant times of the MFS Research Fund. The MFS Research Fund is a registered

investment company under the Investment Company Act of 1940, and a series of the MFS Series Trust V, a Massachusetts business trust.

36. Plaintiffs Richard Keller and Evelyn Keller are residents of Scottsdale, Arizona, and shareholders at all relevant times of the MFS Municipal Income Fund and the MFS Government Limited Maturity Fund. The MFS Municipal Income Fund, and the MFS Government Limited Maturity Fund are both registered investment companies under the Investment Company Act of 1940 and are both registered Massachusetts business trusts.

37. MFS Fund Distributors, Inc. is a Delaware corporation with its principal place of business in Boston, Massachusetts, and it serves as the principal underwriter and distributor of the shares in the Plaintiff mutual funds.

38. Massachusetts Financial Services Company is a Delaware corporation headquartered in Boston, Massachusetts.

IV. GENERAL ALLEGATIONS

39. The test for determining whether compensation paid to Defendants violates § 36(b) is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in the light of all of the surrounding circumstances." *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 928 (2d Cir. 1982). In order to violate § 36(b), "the advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Id.*

40. In applying this test, all pertinent facts must be weighed in determining whether a fee or other compensation violates § 36(b). The *Gartenberg* court specifically identified six factors (a portion of "all pertinent facts") to be considered in determining whether a fee is so

disproportionately large that it bears no reasonable relationship to the services rendered. These

factors include: (1) the nature and quality of the services rendered; (2) the profitability of the

funds to the advisor/manager; (3) economies of scale; (4) comparative fee structures; (5) fallout

benefits (i.e. indirect profits to the advisor/manager resulting from the existence of the funds);

and (6) the care and conscientiousness of the directors. A review of these factors, and the facts

in this case, demonstrates that the fees charged by Defendants to the Funds violate § 36(b).

(A) The Nature and Quality of the Services Provided to the Funds

41.   The nature of the investment advisory services provided to the Funds is

straightforward: Defendants buy and sell, at their discretion, stocks, bonds, and other securities

for the Funds. This is precisely the same service provided to Defendants' institutional and other

clients (albeit at a dramatically dollar lower cost). On information and belief, the materials

provided by Defendants to the directors of the Funds establish that the nature of these services

has remained unchanged despite dramatic growth in the assets of the Funds and advisory

revenues.

42.   Despite the fact that the Funds receive identical investment advisory services as

Defendants' institutional and other clients, Plaintiffs pay Defendants dramatically higher fees

because these fees are not negotiated at arm's length as they are with the institutional and other

clients. This disparity in fees evinces Defendants' willingness and determination to prefer their

own financial interests to the interests of the Funds and the shareholders of the Funds.

43.   On information and belief, Defendants repeatedly put their own financial interests

ahead of the interests of the Funds and the shareholders of the Funds by participating in

arrangements and schemes that benefit Defendants at the expense of the Funds and the

shareholders of the Funds. The cost of this conflict of interest, which does not exist in the case

of the arm's-length relationships with institutional clients, is manifest not only in higher fees, but also in other losses and expenses borne by the Funds and the shareholders of the Funds. These losses and expenses directly impact the quality of the investment advisory services Defendants provide to the Funds.

44.   One example of Defendants' willingness and determination to prefer their own financial interests to the interests of the Funds and shareholders of the Funds is Defendants' involvement in illegal uses of fund assets to attract additional business. One example of such illegal use of fund assets is where Defendants use 12b-1 fees provided by the retail fund shareholders to attract non-retail clients that benefit from certain considerations (such as fee rebates) at the expense of the retail fund shareholders but with no economic benefit accruing to retail fund shareholders.

45.   Another example is where Defendants use fund assets, in violation of Rule 12b-1, to participate in pay-to-play schemes such as "directed brokerage," where the Defendants cause the Funds to make payments over and above the payments permitted under the Funds' 12b-1 plan limits. Defendants direct the Funds' brokerage business to brokerage firms and pay them above-market rates to promote Defendants' mutual funds over other funds sold by the brokerage firms. On information and belief, payments are also improperly channeled to employee benefit fund fiduciaries and/or advisors to compensate them for selecting MFS funds on their retirement plan menus. These payments are illegal and improper under federal law and the common law.

(B) The Profitability of the Fund to the Adviser/Manager

46.   "[T]he 'profitability of the fund to the adviser' [must] be studied in order that the price paid by the fund to its adviser be equivalent to 'the product of arm's-length bargaining.'" *See* John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of*

Interest, 26 J. Corp L. 610, 661 (2001) (the "Freeman & Brown Study") (citing *Gartenberg*) [Ex. 1]. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services. However, upon information and belief, Defendants' reporting of their revenues and costs is intended to, and does, obfuscate Defendants' true profitability. For instance, upon information and belief, Defendants employ inaccurate accounting practices in their financial reporting, including arbitrary and unreasonable cost allocations.

47. Defendants' true profitability can be determined on either an incremental basis or a full-cost basis. Defendants' incremental costs of providing advisory services to Plaintiffs are nominal, while the additional fees received by Defendants are hugely disproportionate given that the nature, quality, and level of the services remain the same. On information and belief, a review of Defendants' full costs of providing advisory services will also demonstrate the enormous profitability to Defendants of managing the Funds.

48. As noted above, the assets managed by Defendant Advisor within the Fund Complex have grown dramatically. So have revenues, net income and profit margins. Over that period, the immense growth of assets under management has generated substantial economies of scale to the great benefit of the Defendants and their parent company, Sun Life.

(C) Economies of Scale

49. The existence of economies of scale in the mutual fund industry has been recently confirmed by both the SEC and the Governmental Accounting Office (the "GAO"). Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of advisory services. *See* SEC Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000) ("SEC Report"), at 30-31 [Ex. 2]; GAO, Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous

Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9 [Ex. 3].

50.   In addition, the most significant academic research undertaken since the Wharton School study in the 1960s establishes the existence of economies of scale that are not being passed along to mutual fund shareholders in violation of Defendants' duty to do so under § 36(b) and Rule 12b-1. *See* Freeman & Brown Study" [Ex. 1]. As the Freeman & Brown Study noted: "The existence of economies of scale has been admitted in SEC filings made by fund managers and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase. Fund industry investment managers are prone to cite economies of scale as justification for business combinations." *Id.* at 620 [Ex. 1].

51.   These economies of scale exist not only fund by fund, but also exist with respect to an entire fund complex, and even with respect to an investment advisor's entire scope of operations, including services provided to institutional and other clients. *See* Freeman & Brown Study at 621 n.62 (quoting Victoria E. Schonfeld & Thomas M.J. Kerwin, Organization of a Mutual Fund, 49 Bus. Law 107 (1993)) [Ex. 1].

52.   The clearest example of economies of scale occurs when total assets under management increase due purely to market forces (without the institution of new advisory relationships or new asset gathering). In such instances, as the GAO confirms, it is possible for the advisor to service the additional assets with zero additional costs. *See* GAO Report at 9 (noting that growth from portfolio appreciation is unaccompanied by costs) [Ex. 3]. In other words, an investment advisor can advise a fund that doubles in size purely because of market forces with no increased costs because the services are unchanged. *See* GAO Report at 9 [Ex. 3]; Freeman & Brown Study at 619 n.43, 621 (noting that investment advisors have benefited by

15

garnering "increased fees from the general increase in market prices with no commensurate efforts on their part" and also noting that as much as 64% of mutual fund asset growth has come from appreciation of portfolio securities, which, unlike growth from share sales to new investors, is costless) [Ex. 1].

53.   For example, an article published in the *San Francisco Chronicle* April 20, 1992, at p. D6, contained this report on the lucrative economies of scale reaped by Franklin Resources, which runs a major mutual fund complex similar to MFS:

> Through recession and recovery, stock-market boom and stock-market bust, Franklin Resources keeps squeezing high profits out of each dollar it receives in revenues.
>
> The San Mateo mutual-fund company had the highest return on sales of any publicly held Northern California company again last year. That's the sixth consecutive year Franklin has topped that category.
>
> Franklin posted a 31.15 percent return on sales, the same percentage as in 1990. That means that 31.15 cents out of every $ 1 Franklin received in revenues -- management fees for operating its various mutual funds -- fell to the bottom line as profit.
>
> "We benefit from economies of scale," said Greg Johnson, vice president of marketing at Franklin. "As our asset base grows, the cost of servicing our shareholders does not grow proportionately."

54.   In the time period 1960-69, MFS's predecessor, Massachusetts Investors Trust, was managed in a way that was beneficial to its shareholders. It featured an expense ratio of .19 percent. In 1969, the trustees sought and got shareholder permission to move from internal management to external management of the fund, "demutualizing" it, and thereby adopting the conventional mutual fund management structure. The .19 percent expense ratio in 1969 doubled to .39 percent in 1976, and doubled again to .75 percent in 1994, and continued to rise in 1998 to .97 percent and to 1.2 percent in 2003. In 1949, the MIT fund's expenses were 3.5 percent of fund income; in 2002, MIT's expenses consumed 80.4 percent of fund income. In 1969, the MIT

Fund's assets were $2.2 billion, and its management fees, which included some relatively small operating costs, totaled $4.4 million. In 1979, the fund's assets had declined to $1.1 billion and fees had risen to $6.3 billion. In 1999, assets soared to $15.6 billion, a seven-fold increase from the 1969 figure, with fees jumping 36 times, to $158 million. In 2003, assets were $6.5 billion (a 3 times increase from 1969), with advisory fees at $78.4 million, a 17 times increase.

55. The economies of scale enjoyed by Defendants with respect to the Funds have not been shared with Plaintiffs as required by § 36(b) and Rule 12b-1. As a result, the fees paid to Defendants for advisory services provided to the Funds are grossly disproportionate to those services, are excessive, and violate § 36(b).

(D) Comparative Fee Structures

56. The fees advisors receive from mutual funds for investment advisory services are directly comparable to, though much higher than, the fees advisors receive from other clients for the identical services. As the Freeman & Brown Study noted: "None of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower." Freeman & Brown Study at 653 [Ex. 1]. While a "manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio . . . the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower." Freeman & Brown Study at 627-28 [Ex. 1]. Indeed, "a mutual fund, as an entity, actually is an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on

17

'institutional status,' it turns on self-dealing and conflict of interest." Freeman & Brown Study

at 629 n.93 [Ex. 1]. Accordingly, the "'apples-to-apples' fee comparisons between equity

pension managers and equity fund managers can be most difficult and embarrassing for those

selling advice to mutual funds." Freeman & Brown Study at 671-72 [Ex. 1].

57.   More recently, New York's Attorney General, Eliot Spitzer, surveyed two fund

complexes and confirmed the existence of massive over-charging of fund advisory fees.

Specifically, Mr. Spitzer testified before a Senate Subcommittee on January 27, 2004, as follows:

> Putnam's mutual fund investors were charged 40 percent more for
> advisory services than Putnam's institutional investors. In dollar terms,
> what this fee disparity means is that in 2002 Putnam mutual fund investors
> paid $290 million more in advisory fees than they would have paid had
> they been charged the rate given to Putnam's institutional clients, and
> these are for identical services.
>
> There was a similar disparity in the advisory fees charged by Alliance.
> Once again, mutual fund investors were charged significantly higher
> advisory fees than institutional investors. Specifically, Alliance's mutual
> fund investors paid advisory fees that were twice those paid by
> institutional investors. In dollar terms, this means that Alliance investors
> paid more than $200 million more in advisory fees than they would have
> paid had they been charged the rate given to Alliance's institutional
> clients.

58.   On information and belief, the shareholders of the Funds at issue here are plagued

by the same discriminatory over-charging. For example, MFS provides investment advisory

portfolio management and administrative services to each of the funds. In the case of MIT, MFS

charges a fee based on fund net assets equal to .33 percent annually, for the other Funds, the fee

is substantially higher. For Mid-Cap, the fee is .75 percent, for New Discovery, the fee is .90

percent, for Global Trust, the fee is .84 percent. MFS agreed in 2003 to manage an equity

portfolio for the Public Employee Retirement System of Idaho. Under the terms of its contract

with PERSI, MFS collected fees of $595,000 for managing an equity portfolio of $173 million,

18

yielding a management fee rate of 34 percent. Thus, when offering its equity advisory services in the free market, MFS is content to charge less than $600,000 for its work. Yet, when offering its services to its own mutual funds, MFS charges in the case of MIT, 35 times as much money ($21.6 million in 2003), in the case of Mid-Cap 20 times as much, in the case of New Discovery 17 times as much, and in the case of the relatively small ($500 million) Global Total Return, 5 times as much. By way of illustration, were advisory fees for Mid-Cap and New Discovery set according to the same schedule, the two funds' advisory fees would be shrunk by more than $10 million annually, costing fund shareholders less than half as much.

59.   Looked at in isolation in comparison with the fees charged PERSI for its money management, the advisory fee for MIT of 33 basis points may not appear excessive. It is excessive, however, in light of the demonstrable history of management's refusal since 1969 fairly to share economies of scale with MIT fund shareholders. Charging of management fees and other expenses by MFS for MIT shareholders is chronicled in great detail in fund industry pioneer John C. Bogle's written testimony presented to a Senate subcommittee on January 27, 2004. See Exh. 4, p. 3 - 6.

(E) Fallout Benefits

60.   Defendants indirectly profit because of the existence of the Funds through fallout benefits. Obvious, but difficult to quantify fallout benefits include the attraction of new customers, cross selling related funds to current customers, and other benefits associated generally with the development of goodwill and the growth in assets of the Funds.

61.   Other, easier to quantify, benefits include "soft dollars" payable from broker-dealers. "Soft dollars" are essentially credits furnished to Defendants from broker-dealers and other securities-industry firms in exchange for routing the Funds' securities transaction orders

19

and other business to paying firms. These soft-dollar credits should be used to purchase research and other goods or services that benefit the shareholders of the Funds. On information and belief, however, the soft-dollar arrangements benefit Defendants and result in increased costs to the shareholders of the Funds with little to no corresponding benefits to the shareholders of the Funds. On information and belief, the soft dollar arrangements are concealed from the shareholders of the Funds in breach of Defendants' fiduciary duty.

62. On information and belief, Defendants also receive "kickbacks," either directly or indirectly, as transfer agency and custodian fees grow due to increases in the assets of the Funds and the number of shareholders.

63. On information and belief, Defendants receive further fallout benefits from securities lending arrangements. Essentially, Defendants loan out the securities of the Funds and receive compensation as the lending agents of the Funds.

64. A highly profitable fallout benefit to Defendants is the ability to sell investment advisory services paid for by the Funds at virtually no additional cost. Much like computer software, once the investment research and resulting recommendations are paid for, that research and those recommendations may be sold to other clients at virtually no cost whatsoever to Defendants. Without payment by Plaintiffs and other shareholders of the Funds of millions of dollars in advisory and distribution fees (especially distribution fees that are nothing more than a means to extract additional compensation for advisory services), Defendants would have to pay to conduct that research independently in order to provide investment advisory services to other clients, including institutional clients. This is a natural byproduct of the extraordinary economies of scale inherent in the investment advisory business. However, although Plaintiffs and other shareholders of the Funds pay all of the costs associated with the investment advisory services,

Defendants resell these services to third parties without compensating Plaintiffs through reduced fees or in any other way.

65. On information and belief, Defendants do not provide sufficient information regarding the existence and extent of these and other fallout benefits to the shareholders of the Funds or to the Funds' directors. The directors are thus unable to quantify or even meaningfully consider the benefits. Plaintiffs and other shareholders of the Funds have paid for these benefits and are entitled to compensation in the form of reduced advisory fees and the elimination of distribution fees.

(F) The Independence and Conscientiousness of the Fund Directors

66. At least 40% of the Funds' directors must be "disinterested" as defined in § 10 of the ICA. As the GAO Report noted, the structure of most mutual funds embodies a potential conflict of interest between the fund's shareholders and its adviser. This conflict arises because the fees paid by the shareholders represent revenue to the adviser. The United States Supreme Court has stated that the disinterested-director requirement is "the cornerstone of the ICA's efforts to control" this conflict of interest. *Burks v. Lasker*, 441 U.S. 471 (1979).

67. The disinterested directors are supposed to serve as "watchdogs" for the shareholders of the Funds. As such, the disinterested directors have primary responsibility for, among many other things, negotiating and approving all contracts and agreements with Defendants and reviewing the reasonableness of the advisory and distribution fees received by Defendants. Accordingly, as noted by the GAO, the directors are expected to review, among other things, the advisor's costs, whether fees have been reduced when the Funds' assets have grown, and the fees charged for similar services. *See* GAO Report at 14 [Ex. 3]. These responsibilities are intensive, requiring the directors to rely on information provided by

21

Defendants. Defendants, in turn, have a fiduciary duty to provide all information reasonably

necessary for the directors to perform their obligations. *See* 15 U.S.C., § 80a-15(c); 17 C.F.R. §

270.12b-1.

68.   The ICA contains a presumption that the disinterested directors are in fact

disinterested. However, the lack of conscientiousness of even disinterested directors in

reviewing the fees paid by the Funds, the lack of adequate information provided to the directors

in connection with their approvals of the advisory agreements and Distribution Plans, and the

control of management over the directors in reviewing the fees paid by the Funds are not

presumed but, rather, are important factors recognized in the *Gartenberg* line of cases in

determining whether Defendants have breached their fiduciary duties. In addition, the SEC has

specifically recognized that even disinterested directors may not be independent but, rather, may

be subject to domination or undue influence by a fund's investment adviser. For example, the

SEC has stated that "disinterested directors should not be entrusted with a decision on use of

fund assets for distribution without receiving the benefit of measures designed to enhance their

ability to act independently." Bearing of Distribution Expenses by Mutual Funds, Investment

Co. Act Rel. No. 11414, 1980 SEC LEXIS 444 at *36 (Oct. 28, 1980).

69.   Two noteworthy industry insiders have commented on the general failure of

mutual fund boards to fulfill their responsibilities under the ICA. Jack Bogle, founder of the

Vanguard Group, made the following comment:

> Well, fund directors are, or at least to a very major extent, sort of a
> bad joke. They've watched industry fees go up year after year,
> they've added 12b-1 fees. I think they've forgotten, maybe they've
> never been told, that the law, the Investment Company Act, says
> they're required to put the interest of the fund shareholders ahead of
> the interest of the fund adviser. It's simply impossible for me to see
> how they could have ever measured up to that mandate, or are
> measuring up to it.

22

Warren Buffet, famous investor and chairman of Berkshire Hathaway, Inc. made the following

comment, which was recently quoted by a United States District Court:

> I think independent directors have been anything but independent.
> The Investment Company Act, in 1940, made these provisions for
> independent directors on the theory that they would be the watchdogs
> for all these people pooling their money. The behavior of
> independent directors in aggregate since 1940 has been to rubber
> stamp every deal that's come along from management—whether
> management was good, bad, or indifferent. Not negotiate for fee
> reductions and so on. A long time ago, an attorney said that in
> selecting directors, the management companies were looking for
> Cocker Spaniels and not Dobermans. I'd say they found a lot of
> Cocker Spaniels out there. *Strougo v. BEA Assoc.*, 188 F. Supp.2d
> 373, 383 (S.D.N.Y. 2002) (citation omitted).

Mr. Buffet has also stated, in his letter to shareholders in the 2002 Berkshire

Hathaway, Inc. annual report:

> [A] monkey will type out a Shakespeare play before an "independent"
> mutual-fund director will suggest that his fund look at other managers,
> even if the incumbent manager has persistently delivered substandard
> performance. When they are handling their own money, of course,
> directors will look to alternative advisors – but it never enters their
> minds to do so when they are acting as fiduciaries for others. . . .
> Investment company directors have failed as well in negotiating
> management fees . . . . If you or I were empowered, I can assure you
> that we could easily negotiate materially lower management fees with
> the incumbent managers of most mutual funds. And, believe me, if
> directors were promised a portion of any fee savings they realized, the
> skies would be filled with falling fees. Under the current system,
> though, reductions mean nothing to "independent" directors while
> meaning everything to managers. So guess who wins? . . . [I]n
> stepping up to [their] all-important responsibilities, tens of thousands
> of "independent" directors, over more than six decades, have failed
> miserably. (They've succeeded, however, in taking care of
> themselves; their fees from serving on multiple boards of a single
> "family" of funds often run well into six figures.) 2002 Berkshire
> Hathaway, Inc. Annual Report to Shareholders, p. 17 – 18.

70.   As part of their scheme to receive excessive fees, Defendants did not keep the

directors fully informed regarding all material facts and aspects of their fees and other

compensation, and the directors failed to insist upon adequate information. On information and belief, Defendants provided virtually no information to the directors regarding the advisory fees charged to pension and other institutional clients or to other mutual funds being advised or sub-advised by Defendants. On information and belief, Defendants provided virtually no information to the directors regarding the economies of scale enjoyed or fallout benefits received by Defendants. On information and belief, the profitability data given to the board of directors provide no explanation as to how the board should evaluate economies of scale and do not explain how the shareholders benefit from distribution plans. On information and belief, the board of directors of the Funds failed to request and evaluate, and Defendants failed to provide, information reasonably necessary to an informed determination of whether the Distribution Plans should have been implemented and whether they should be continued. On information and belief, the directors rarely, if ever, questioned any information or recommendations provided by Defendants.

71.   The foregoing assures that the directors do not understand Defendants' true cost structure and, in particular, the economies of scale enjoyed by them in providing investment advisory services to the Funds and their institutional and other clients. Nor do the directors understand the nature of the Distribution Plans and the benefits received by Defendants, and lack of benefits received by Plaintiffs, from the Distribution Plans.

72.   On information and belief, the Funds' disinterested directors have not received the benefit of any measures to enhance their ability to act independently, which has caused the directors to be dependent on Defendants and has allowed Defendants to dominate and unduly influence the directors. In addition, the directors' failure to insist on adequate information evinces a lack of care and conscientiousness on their part.

COUNT I
ICA §36(b)
BREACH OF FIDUCIARY DUTY
(Excessive Investment Advisory Fees)

73.   Plaintiffs repeat and re-allege paragraphs 1 through 72, inclusive, of this complaint.

74.   The fees charged by Defendants or their affiliates for providing advisory services to the Funds are and continue to be disproportionate to the services rendered and are not within the range of what would have been negotiated at arm's length in light of all the surrounding circumstances, including the advisory fees that Defendants charge their other clients.

75.   In charging and receiving excessive or inappropriate compensation, and in failing to put the interests of Plaintiffs and the other shareholders of the Funds ahead of their own interests, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

76.   Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, "the amount of compensation or payments received from" the Funds.

COUNT II
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excess Profits from Economies of Scale)

77.   Plaintiffs repeat and re-allege paragraphs 1 through 72, inclusive, of this complaint.

78.   Defendants have received and continue to receive excess profits attributable to extraordinary economies of scale and, ironically, at least in part at Plaintiffs' expense, in the form of payment of distribution fees benefiting only Defendants.

79. By retaining excess profits derived from economies of scale, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

80. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.


COUNT III
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excessive Rule 12b-1 Distribution fees and Extraction of
Additional Compensation for Advisory Services)


81. Plaintiffs repeat and re-allege paragraphs 1 through 72, inclusive, of this complaint.

82. The distribution fees charged and received by Defendants or their affiliates were designed to, and did, extract additional compensation for Defendants' advisory services in violation of Defendants' fiduciary duty under § 36(b). Although the distribution fees may have contributed to the growth in assets of the Funds, the resulting economies of scale benefited only Defendants, and not Plaintiffs or the Funds.

83. In failing to pass along economies-of-scale benefits from the distribution fees, and in continuing to assess distribution fees pursuant to plans of distribution despite the fact that no benefits inured to Plaintiffs, Defendants have violated, and continue to violate, the ICA and have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

84. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.


26


COUNT IV
ICA § 12(b)
(Unlawful Distribution Plans)

85. Plaintiffs repeat and re-allege paragraphs 1 through 72, inclusive, of this complaint.

86. Plaintiffs and other shareholders in the Funds each paid service or distribution fees to Defendants

87. When Defendants first initiated the Distribution Plans, they represented that the distribution fees were being collected in order to, at least in part, grow the assets of the Funds in order to reduce the cost to Plaintiffs of providing advisory services. Only one of the following alternatives could possibly have occurred:

    a. The Funds grew as a result of the payment of distribution fees and market forces, in which case economies of scale were generated but not passed on to Plaintiffs or the Funds; or

    b. The distribution fees did not contribute to economies of scale, produced no other material benefits for Plaintiffs and the other shareholders of the Funds, and should not have been approved or continued.

88. Either way, Defendants have violated § 12(b) of the ICA and Rule 12b-1, 17 C.F.R. § 270.12b-1, by accepting excessive or inappropriate compensation in violation of the fiduciary duty owed by them to the Fund. Defendants' violation of § 12(b) and Rule 12b-1 is continuing in nature.

89. Moreover, Defendants have spent fund assets on distribution over and above the limits imposed on 12b-1 payments, hiding such payments in brokerage expense costs (directed brokerage).

90.   Additionally, Defendants have treated individual fund shareholders such as Plaintiffs improperly by diverting their 12b-1 payments to illicit rebates or illicit payoffs to fiduciaries in order to bring assets into the Fund Complex for the Defendant Advisors to manage, to MFS and Sun Life's benefit with no corresponding benefits flowing to Plaintiffs or the other fund shareholders by virtue of this diversion of their assets.

91.   The wrongful rebates and other payments represent undisclosed discriminatory diversions of fund assets in breach of Defendants' fiduciary duties. To the extent that the payments constitute reductions in prices to affected fund purchasers, they constitute illegal sales in violation of section 22 of the Investment Company Act since they represent sales at prices or under terms not disclosed in the prospectus.

92.   Defendants have violated § 12(b) of the ICA and Rule 12b-1, 17 C.F.R. § 270.12b-1, by accepting excessive or inappropriate compensation, or by making improper uses of fund assets, in violation of the fiduciary duty owed by them to the Funds. Defendants violation of § 12(b) and Rule 12b-1 is continuing in nature.

93.   Plaintiffs seek damages resulting from the adoption and continuation of these unlawful Distribution Plans and unlawful Distribution Practices.

WHEREFORE, Plaintiffs demand judgment as follows:

A.   An order declaring that Defendants have violated and continue to violate § 12, § 36(b), § 22 and Rule 12b-1 of the ICA and that any advisory or distribution agreements entered into are void ab initio;

B.   An order preliminarily and permanently enjoining Defendants from further violations of the ICA;

C.   An order awarding damages against Defendants including all fees paid to them by Plaintiffs and the Funds for all periods not precluded by any applicable statutes of limitation through the trial of this case, together with interest, costs, disbursements, attorneys' fees, and such other items as may be allowed to the maximum extent permitted by law;

D.   Such other and further relief as may be proper and just.

Dated: May 4 , 2004

> JOHNSON, POPE, BOKOR,
> RUPPEL & BURNS, L.L.P.
>
> By: _Becky Ferrell-Anton_
> Guy M. Burns, FBN 160901
> Jonathan S. Coleman, FBN 797480
> Becky Ferrell-Anton, FBN 449342
> 100 North Tampa Street, Ste. 1800
> Tampa, FL 33602
> (813) 225-2500
> Fax: (813) 223-7118
>
> Michael J. Brickman
> James C. Bradley
> Nina H. Fields
> RICHARDSON, PATRICK,
> WESTBROOK & BRICKMAN LLC
> 174 East Bay Street
> Charleston, SC 29401
> (843) 727-6500
> Fax: (843) 727-3103
>
> Lynn Lincoln Sarko
> Michael D. Woerner
> Gretchen F. Cappio
> KELLER ROHRBACK, LLP
> 1201 Third Avenue, Suite 3200
> Seattle, WA 98101-3052.
> (206) 623-1900
> Fax: (206) 623-3384
>
> *Attorneys for Plaintiff*

86923

29

THE JOURNAL
OF CORPORATION
LAW



VOLUME 26 ◆ NUMBER 3 ◆ SPRING 2001

MUTUAL FUND ADVISORY FEES:
THE COST OF CONFLICTS OF INTEREST

John P. Freeman
Stewart L. Brown

Mutual Fund Advisory Fees: The Cost of Conflicts of Interest

John P. Freeman[*] & Stewart L. Brown[**]

[*] Campbell Professor of Legal and Business Ethics, University of South Carolina. B.B.A., 1967; J.D., 1970, University of Notre Dame; LL.M. 1976, University of Pennsylvania. Member, Ohio and South Carolina Bars.
[**] Professor of Finance, Florida State University. B.S.B.A., 1970; M.B.A. 1971; Ph.D. 1974, University of Florida; CFA.

I. INTRODUCTION

In the early 1970s, America's mutual fund industry was suffering net redemptions, meaning it was contracting in size.[1] Fund marketing efforts were in disarray, thus prompting the Securities and Exchange Commission (SEC) to embark on a special study analyzing the problems then plaguing the industry. From that starting point, the SEC moved to loosen restrictions on fund marketing in order to foster a "more competitive environment."[2]

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1. Between February 1972 and July 1974, Investment Company Institute-member (ICI) funds suffered net redemptions in twenty-six out of thirty months. DIVISION OF INVESTMENT MANAGEMENT, SEC, MUTUAL FUND DISTRIBUTION AND SECTION 22(d) OF THE INVESTMENT COMPANY ACT OF 1940 19 (1974).

2. *See id.* at 10-11, 84-135. The SEC's Division of Investment Management Regulation conducted hearings into the state of mutual fund marketing. In its report on mutual fund distribution, the Division observed:

> The hearings confirmed that the mutual fund industry is faced with a disrupted marketing system. Record sales of earlier years have given way to net redemptions; competing products have made substantial inroads; fund managers have diversified into other fields; and the fund industry, which in many cases has operated at a distribution deficit, has allowed its relationship with small broker-dealers to deteriorate, while it has become increasingly dependent for sales upon large broker-dealers to whom mutual fund shares are a relatively unimportant source of income.

Id. at 9. The report further noted: "[T]he industry is not prospering with the marketing strategy which was so successful in past years. Hence, changes in the pattern of fund distribution seem inevitable. . . ." *Id.* at 43.

The SEC's analysis was on target. A major factor contributing to the industry's subsequent resurgence was the flood of money into the industry's money market funds as investors chased high yields during the mid-to-late 1970s and into the 1980s. *See* Lisa McCue, *Is Deposit Insurance Necessary*, AM. BANKER, Apr. 15, 1982, at 14 (discussing the success of money market mutual funds). The 1974 SEC staff report observed that cash management funds were a "relatively new phenomenon," accounting "for a significant portion of industry sales and a growing portion of industry assets," and that, "[b]ut for the rapid growth of these funds, the industry as a whole would be in a net redemption position." DIVISION OF INVESTMENT MANAGEMENT, *supra* note 1, at 129 n.1. By 1979, the money market funds alone accounted for $45.2 billion in assets. Terry R. Glenn et al., *Distribution in Mid-Decade: Coping with Success and Other Problems, in* INVESTMENT COMPANIES 1986, at 73, 77 (PLI Corp. Law Practice Course, Handbook Series No. B4-6746m 1986). By 1980, the figure was $76 billion, easily surpassing the $58 billion held in equity, bond, and income funds. WILLIAM J. BAUMOL ET AL., THE ECONOMICS OF MUTUAL FUND MARKETS: COMPETITION VERSUS REGULATION 34 (1990).

A second, huge change in fund distribution resulted from the SEC's 1980 promulgation of rule 12b-1, which enabled funds to pass on distribution costs directly to fund shareholders. 17 C.F.R. § 270.12b-1 (1999). Since rule 12b-1's adoption, over 7000 mutual funds have adopted rule 12b-1 plans. Joel H. Goldberg & Gregory N. Bressler, *Revisiting Rule 12b-1 Under the Investment Company Act*, 31 SEC. & COMMODITIES REG. REV. 147 (1998). Rule 12b-1 fees provide a means by which pricing and distribution could be reordered through the imposition of conditional deferred sales loads. Though its rulemaking enabled this change, the SEC never saw the transformation coming. *See* Glenn et al., *supra* at 84. ("[T]he major result of Rule 12b-1, the development of the widespread appearance of contingent deferred sales charges beginning in 1981, was clearly unanticipated by the Commission when it adopted Rule 12b-1.").

By mid-1973, as the SEC's distribution study neared completion, the industry's total assets stood at less than $55 billion,[3] with those assets held by fewer than 800 funds.[4] Today's industry boasts more than 10,000 funds,[5] with assets exceeding $7 trillion,[6] an average annual asset growth rate since 1974 exceeding twenty percent.[7] Over that same time span, fund sponsors have prospered greatly. In 1998, assets held by Merrill Lynch's own family of funds exceeded the fund industry's total net assets twenty-five years earlier.[8] In early 1999, fund sponsors' annual revenue was estimated at $55 billion,[9] equaling the industry's total assets twenty-five years earlier. A consequence of this staggering growth is that fund sponsors, the SEC, fund investors, and the courts must now confront a new wave of challenges. Despite its phenomenal marketing success, the fund industry now finds aspects of its conduct under attack from various quarters.

The popular press is focusing attention on the industry's fee structure and the perceived inadequacy of mutual fund governance.[10] Scholarly articles published by

---

3. BAUMOL ET AL., *supra* note 2, at 19 n.1.

4. *Id.* at 17.

5. *Weiss Ratings Now Available Online*, BUS. WIRE, Jan. 8, 2001, LEXIS, Curnws File (reporting risk-adjusted performance ratings for more than 10,000 mutual funds). The SEC staff has reported that stock and bond funds alone numbered more than 8900 at the end of 1999. DIVISION OF INVESTMENT MANAGEMENT, SEC, REPORT ON MUTUAL FUND FEES AND EXPENSES (Dec. 2000), *at* http://www.sec.gov/studies/feestudy.htm [hereinafter REPORT ON MUTUAL FUND FEES].

6. *Investment Company Institute Reports Trends in Mutual Fund Investing: April 2000*, PR NEWSWIRE, May 31, 2000, LEXIS, Curnws File. As of year-end 2000, gross assets remained around $7 trillion. Aaron Lucchetti, *After Stock Funds' Poor Year, Time for the Damage Report*, WALL ST. J., Jan. 12, 2001, at C1.

7. A quarter century ago, additions to American families' net cash savings were $180 billion, with the fund industry claiming $1 billion of that amount. By 1998, net cash inflows into mutual funds amounted to $401 billion, accounting for nearly all of the $406 billion addition to American families' savings for the year. John C. Bogle, Economics 101 for Mutual Fund Investors . . . for Mutual Fund Managers, Speech Before the Economic Club of Arizona (Apr. 20, 1999), *at* http://www.vanguard.com/educ/lib/bogle/econ.html [hereinafter Bogle, *Economics 101*].

8. MERRILL LYNCH & CO., 10-K, 4 (1998) (reporting 1998 mutual fund sales of $55.5 billion, of which approximately $22.5 billion were funds advised by Merrill Lynch affiliates).

9. John C. Bogle, Investment Management: Business or Profession, Address at the New York University Center for Law and Business (Mar. 10, 1999), *at* http://www.vanguard.com/educ/lib/bogle/ investmanage.html; *see also* John Waggoner & Sandra Block, *High Fund Performance at Low Cost*, USA TODAY, Mar. 26, 1999, at 3B (quoting John Bogle). Bogle estimated that out of the total gross revenue for fund sponsors, less than 10%, "[m]aybe $5 billion" actually goes to paying for management of the funds. *Id.*

10. *See, e.g.*, Tracey Longo, *Days of Reckoning: Congress is Finally Starting to Look Into Why Mutual Fund Fees Keep Rising*, FIN. PLAN., Nov. 1, 1998, at 1 ("Several leading mutual fund analysts and critics are also making the case that not only do higher fees not mean better performance, often the opposite is true."); Robert Barker, *High Fund Fees Have Got to Go*, BUS. WK., Aug. 16, 1999, at 122 ("Since 1984, Morningstar reports, the average cost of actively run no-load U.S. stock funds fell less than 10%, even as their assets multiplied 32 times. Vast economies of scale benefited mutual-fund companies, not investors."); Robert Barker, *Fund Fees Are Rising. Who's to Blame?*, BUS. WK., Oct. 26, 1998, at 162 ("If expenses are too high, it's the independent directors who have failed."); Thomas Easton, *The Fund Industry's Dirty Secret: Big is Not Beautiful*, FORBES, Aug. 24, 1998, at 116, 117 ("The dirty secret of the business is that the more money you manage, the more profit you make—but the less able you are to serve your shareholders. . . . In most businesses size is an advantage. In mutual funds it is an advantage only to the sponsor, not to the customer."); Charles Gasparino, *Some Say More Could be Done to Clarify Fees*, WALL ST. J., May 20, 1998, at C1 ("[I]s the industry rising to the challenge? Is it doing all it can to clearly and simply explain how much investors are paying in fees and expenses?"); Linda Stern, *Watch Those Fees*, NEWSWEEK, Mar. 23, 1998, at 73 ("Today's financial marketplace is a bizarre bazaar: in the flourishing fund industry, the law of supply and demand sometimes

The Journal of Corporation Law   [Spring

finance academics have ridiculed board-approved 12b-1fees[11] paid by fund shareholders.[12] Law review commentators offer uncomplimentary evaluations of those who control fund management and policies.[13] The SEC has weighed in, questioning "whether changes are needed in the current system."[14] Another federal agency, the

---

works backward, and heightened competition can mean higher prices."); Steven T. Goldberg, *Where Are Fund Directors When We Need Them?*, KIPLINGER'S PERS. FIN. MAG., Apr. 1997, at 111 ("It isn't hard to find examples of fund directors who are tolerant of high fees, bad performance or both."); Jeffrey M. Laderman, *Are Fund Managers Carving Themselves Too Fat a Slice?*, BUS. WK., Mar. 23, 1992, at 78 (discussing the fact that mutual fund advisory "fees are not coming down as they are in the pension-fund business. 'Perhaps that's because pension-plan sponsors pay attention to fees,' notes Charles Trzcinka, a finance professor at the State University of New York at Buffalo."); Ruth Simon, *How Funds Get Rich at Your Expense*, MONEY, Feb. 1995, at 130 (explaining that fund shareholders "pay nearly twice as much as institutional investors for money management. And that calculation doesn't even include any front- or back-end sales charges you may also pony up."); Anne Kates Smith, *Why Those Fund Fees Matter*, U.S. NEWS & WORLD REP., July 8, 1996, at 73 ("[I]magine customers cheerfully swallowing price hikes each year—even though competing products keep flooding the market. Sound ridiculous? That's how the mutual-fund business works."); Geoffrey Smith, *Why Fund Fees Are So High*, BUS. WK., Nov. 30, 1998, at 126 (noting allegations that the amount of assets under management in the Fidelity fund complex jumped from $36 billion to $373 billion from 1985 to 1995 without economies of size being shared with investors; management fees were increased from 1.085% of assets under management to 1.146% of assets, yielding the management company an extra $288 million in revenue); Maggie Topkis, *Getting Wise to Mutual Fund Fees*, FORTUNE, Dec. 23, 1996, at 191 ("Put bluntly, in all but a few cases, fees are the keys to future returns."); Edward Wyatt, *Empty Suits in the Boardroom*, N.Y. TIMES, June 7, 1998, § 3, at 1 ("Rarely, if ever, since the current system of mutual fund oversight was laid out in the Investment Company Act of 1940 have fund directors been under fire on so many fronts at once."); *Industry Doing a Poor Job of Explaining Charges*, USA TODAY, July 8, 1998, at 14A (complaining that "fees are going up" and that they "have become so complicated you need a financial advisor just to wade through them").

11. *See* 17 C.F.R. § 270.12b-1 (1999) (setting forth rules by which a registered open-end management investment company may pay expenses associated with the sale of its shares).

12. *See, e.g.*, Antonio Apap & John M. Griffith, *The Impact of Expenses on Mutual Fund Performance*, 11 J. FIN. PLAN. 76 (1998) (stating that for funds with investment objectives of long-term growth, growth and current income, and equity income, 12b-1 fees do not add to funds' performance); Stephen P. Ferris & Don M. Chance, *The Effect of 12b-1 Plans on Mutual Fund Expense Ratios: A Note*, 42 J. FIN. 1077, 1082 (1987) (describing 12b-1 fees as "a dead-weight cost"); Robert W. McLeod & D.K. Malhotra, *A Re-examination of the Effect of 12b-1 Plans on Mutual Fund Expense Ratios*, J. FIN. RES. 231, 239 (1994) (stating that 12b-1 fees are "a dead weight cost" to shareholders that has been increasing over time). For criticism in fund industry literature see, Amy C. Arnott, *The Rising Tide*, MORNINGSTAR MUTUAL FUNDS, Oct. 11, 1996, at S1-S2; Michael Mulvihill, *A Question of Trust*, MORNINGSTAR MUTUAL FUNDS, Aug. 30, 1996, at 51-52.

The General Accounting Office Report noted that academics have voiced the following concerns about fee levels in the fund industry: "whether competition, fund disclosures, and mutual fund directors are sufficiently affecting the level of fees," GENERAL ACCOUNTING OFFICE, MUTUAL FUND FEES ADDITIONAL DISCLOSURE COULD ENCOURAGE PRICE COMPETITION 4 (2000) [hereinafter "GAO REPORT"]; "that the information currently provided does not sufficiently make investors aware of the level of fees they pay," *id.* at 7; "the directors' activities may be keeping fees at higher levels because of [a] focus on maintaining fees within the range of other funds," *id.* at 8; "some studies or analyses that looked at the trend in mutual fund fees found that fees had been rising," *id.* at 47; "funds do not compete primarily on the basis of their operating expense fees," *id.* at 62; "academic researchers [and others] saw problems with the fee disclosures [made by mutual funds]," GAO REPORT, *supra*, at 76.

13. *See, e.g.*, Samuel S. King, Note, *Mutual Funds: Solving the Shortcomings of the Independent Director Response to Advisory Self-dealing Through Use of the Undue Influence Standard*, 98 COLUM. L. REV. 474 (1998) (discussing various approaches to dealing with conflicts of interests of mutual fund investment advisors).

14. *See* Wyatt, *supra* note 10, at 1 (discussing the SEC's examination of mutual fund governance). Most recently, in January 2001, the SEC amended various exemptive rules in an effort to "enhance director independence and effectiveness." Role of Independent Directors of Investment Companies, Investment

General Accounting Office, recently issued a detailed report finding that mutual funds generally do not attempt to compete on the basis of costs (*i.e.*, price competition is muted).[15] If the SEC's aim a quarter-century ago truly was to spur innovations to "set the stage for retail price competition" within the industry,[16] then, as we shall see, there is still a lot of work to be done. Indisputably, price competition is in investors' best interests. In the absence of competition, costs increase, resulting in a drag on performance.[17]

The absence of price competition within the fund industry is by no means conceded by industry insiders, leaving observers faced with ambiguous and often contradictory data that can lead one to conclude that "competition is up—and so are costs."[18] This strangeness—tremendous popularity, proliferating consumer options, and less than robust price competition—arises in the realm of the most tightly regulated financial product sold in the country today. In the words of a former SEC chairman, "[n]o issuer of securities is subject to more detailed regulation than a mutual fund."[19] Unfortunately, as we shall see, decades of SEC-commissioned studies, rule-making, and jawboning have led to a system that, for the most part, works beautifully for those who sell funds to the public, or sell services to funds, but much less admirably for the industry's investors.

Company Act Release No. 24816 (Jan. 2, 2001), 2001 WL 6738 (SEC). The SEC's action is discussed in notes 212-22 *infra* and accompanying text.

15. GAO REPORT, *supra* note 12, at 62-65.

16. DIVISION OF MANAGEMENT REGULATION, *supra* note 1, at v.

17. *See, e.g.*, Jonathan Clements, *Hint: Managers Are Only as Smart As the Expenses They Charge*, WALL. ST. J., July 6, 1999, at R1 ("It's not a hard and fast rule, but the more a fund costs, the less you can expect from your investment."); Ruth Simon, *Avoid Stock and Bond Funds With High Expenses*, BUFFALO NEWS, Mar. 6, 1995, at 10 (according to studies conducted separately by the SEC and Princeton University, "investors lose roughly 2 percentage points in return for every one percentage point they pay in annual expenses").

18.

> "Most fund companies don't even attempt to point to strong performance as a rationale for higher fees," says Amy Arnott, an editor with Morningstar. "Rather, they typically justify increases in their management fees by pointing to the average for similar funds. This argument can only lead to an upward spiral in costs: As more funds raise their fees to bring them in line with the averages, the averages go up, more funds raise their fee and so on."

Stern, *supra* note 10, at 73; *see also* Longo, *supra* note 10; JOHN C. BOGLE, BOGLE ON MUTUAL FUNDS 284 (1994) (observing that most proxies seeking shareholder approval of fee hikes "suggest that, after long consideration, the fund's directors have approved the fee increase requested by the management company, since the fund's rates were below industry norms"). If upward movement in others' fees provides a valid reason for advisory fee rate hikes, then fund revenues can be expected to boom, for fund expense ratios have been rising, at least for the most popular funds. Average annual expense ratios for the 10 best-selling funds are reportedly running at 0.93% of fund assets, up from 0.79% last year and 0.73% in 1998. *See* Christopher Oster, *Fees? You Mean Mutual Funds Have Fees?*, WALL. ST. J., July 14, 2000, at A1. For its part, the ICI understandably takes a dim view of the notion that fund directors increase advisory fees to keep up with rates levied at other funds. *See* Letter from Matthew P. Fink, President, Investment Company Institute, to Thomas J. McCool, Director, Financial Institutions and Market Issues, U.S. General Accounting Office 2 (May 3, 2000), *reprinted in* GAO REPORT, *supra* note 12, at Appendix III (contending that the view that this goes on "is contradicted directly by the applicable legal standards governing the work of directors"). Of course, the fact that applicable legal standards ought to prevent such action does not mean it does not occur, it means only that if the behavior does go on it may well be illegal.

19. DIVISION OF INVESTMENT MANAGEMENT, *supra* note 1, at v.

The Journal of Corporation Law   [Spring

This Article examines whether the chief product that shareholders buy when they invest in mutual funds—professional investment advice—is being systematically over-priced by fund managers. The emphasis is on advisory fees imposed on equity mutual funds. Part II explains how the industry's unique management structure accounts for the alleged lack of price competition in the delivery of management advice perceived by the industry's detractors. Part III examines two questions related to economies of scale in the fund industry. First, do economies of scale exist for the delivery of investment management services to equity fund shareholders? Second, if so, are those economies being shared fairly with the funds' owners by the funds' agents, the investment advisors? Part IV studies causes for the status quo, including the industry's statutory scheme, the quality of the SEC's regulatory efforts, and the reception given fund critics by the courts. The Article concludes with a set of proposals for changing the present competitive environment in which fund advisory fees are set, disclosed, and evaluated.

II. FUNDS' UNIQUE MANAGEMENT STRUCTURE

The principal reason mutual funds have won acceptance in the marketplace has little to do with securities law requirements or the SEC's regulatory know-how. Mutual funds have been well received because, in the main, they can be very good products for investors to own. Mutual funds historically have provided their shareholders with the ability to pursue a vast array of different investment objectives as co-owners of an entity offering three main services: diversified investment risk, professional investment management, and a redeemable security.[20] The fact that fund shares are redeemable at net asset value (minus, in some cases, a redemption fee) differentiates mutual funds from their closed-end fund[21] cousins and the rest of the entities populating the investment media universe.[22] Because funds issue a redeemable security, new sales generally are viewed as crucial to a fund's ability to survive and prosper. Absent new investors, funds risk being redeemed out of existence as shareholders cash in their holdings.

The concept of external management is nearly as universal a hallmark of the fund industry as redeemable shares. This characteristic is by no means crucial to a fund's existence, though it is nonetheless ubiquitous. As explained by the Vanguard Group's founder, John C. Bogle, mutual funds almost always

> are operated by external . . . management companies which seek to earn high returns for fund investors, to be sure, but seek at the same time to earn the highest possible returns for themselves. Some of these companies are publicly-held, in which case their shares are held by investors who own their shares for

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20. Many other services may also be offered, depending on the fund. Among them are free switching between funds in the same group or complex, automatic dividend reinvestment, telephone or check-writing withdrawal, and various retirement benefit plan options. For a basic introduction to fund operations, see Victoria E. Schonfeld & Thomas M.J. Kerwin, *Organization of a Mutual Fund*, 49 BUS. LAW. 107 (1993).

21. Closed-end investment companies differ from mutual funds because their shares are not redeemable. Thus, closed-end shares are traded in the marketplace at prices that range from premiums with net asset value per share to discounts below net asset value. *See id.* at 112-13.

22. Indeed, a mutual fund's aggregate holdings of illiquid securities may not exceed 15% of the fund's assets. *See* Revisions and Guidelines to Form N-1, Investment Company Act Release No. 18,612, [1991-1992 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 84,930, at 82,479 (Mar. 12, 1992). Closed-end funds have no such liquidity requirement since their shares are not redeemable.

the same reason that investors own Microsoft or General Motors: To make money for themselves.[23]

The external manager typically controls all facets of fund life, from the fund's incorporation through the selection of the initial board. This control tends not to be relinquished over time,[24] or at least until the advisory office subsequently is sold to another external advisor, typically at a very nice profit.[25] Through agreements approved by the fund's board of directors, the external advisor normally contracts with the fund and related sister-funds operating in the advisor's "complex" to supply the investment advisory, marketing, and administrative services required for the funds to operate.[26] In return, the advisor is compensated through fees set in the board-approved management agreement.[27] As the SEC has noted, "Mutual funds are unique ... in that they are 'organized and operated by people whose primary loyalty and pecuniary interest lie

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23. John C. Bogle, Honing the Competitive Edge in Mutual Funds, Address Before the Smithsonian Forum, Washington, D.C. 5 (Mar. 23, 1999) (on file with author). Stated differently, "Ordinary corporations do not need to go out and hire other corporations, with separate owners, to manage their affairs. Mutual funds do precisely that today . . . ." BOGLE, *supra* note 18, at 300. As evidence of the cost drag on fund performance flowing from the industry's conflicted management structure, Bogle noted that of actively managed stock funds in existence for the preceding 15 years, only 1 in 24 outpaced the return of the Standard & Poor's 500 Index, John C. Bogle, Honing the Competitive Edge in Mutual Funds, Address Before the Smithsonian Forum, Washington, D.C. (Mar. 23, 1999), at 2 (on file with author). In 1998, bond funds returned to their investors only 86% of the total return offered by the bond market. *Id.* at 4. Money market funds earned only 89% of the money market's returns over the last 15 years. *Id.* at 5.

24. *See* Role of Independent Directors of Investment Companies, Securities Act Release No. 33-7754 [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,212, at n.10 (Oct. 14, 1999). In the words of one of the industry's earliest and most vociferous critics:

> Now, this is about the birds and the bees of the American corporate scene. . . . The fund is conceived by a bunch of people whom we call advisors or managers. . . . This group gives birth to the fund. The fund is manned by the advisors. If I may carry this figure of speech, the umbilical cord is never cut after birth, as would be true in ordinary biological life.

Statement of Abraham Pomerantz, *University of Pennsylvania Law School Conference on Mutual Funds*, 115 U. PA. L. REV. 659, 739 (1967). As former SEC Commissioner Manuel Cohen once remarked when referring to testimony by fund investment advisors:

> They also made the point that the investment advisor creates the fund, and operates it in effect as a business. Many of them stated that "It is our fund, we run it, we manage it, we control it," and I don't think there is anything wrong with them saying it. They were just admitting what is a fact of life. The investment advisor does control the fund.

Investment Company Act Amendments of 1976: Hearings on H.R. 9510, H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce, 90th Cong. 674 (1967) (statement of Manuel Cohen, Commissioner, SEC).

25. *See, e.g.*, BOGLE, *supra* note 18, at 327-28 (reporting an instance in which, following a successful effort to have fund shareholders raise the advisory fee because, among other things, its rates were about half of all fund advisors,' "below average," the advisor promptly sold itself for "a cool $1 billion"); Saul Hansell, *J.P. Morgan Shifts Strategies to Buy a Stake in Fund Concern*, N.Y. TIMES, July 31, 1997, at D1 (discussing J.P. Morgan's purchase of a 45% stake in a fund manager for $900 million). *See also* note 92 *infra* and accompanying text.

26. BAUMOL ET AL., *supra* note 2, at 22.

27. Board control over advisory fees is mandated by section 15(c) of the Investment Company Act of 1940. 15 U.S.C. §80a-15(c) (1994).

616   *The Journal of Corporation Law*   [Spring

outside the enterprise.'"[28] This Article examines how the cost of that conflict of interest is passed on to fund shareholders.

A. Independent Directors' Importance

Aware of the inherent conflict existing between the fund's shareholders and the entity's external advisors, Congress took a position favoring shareholders when it enacted the Investment Company Act of 1940:

> The national public interest and the interest of investors are adversely affected ... when investment companies are organized, operated and managed in the interest of investment advisors, rather than in the interest of shareholders ... or when investment companies are not subject to adequate independent scrutiny.[29]

To protect fund shareholders from self-dealing, Congress imposed a requirement that at least forty percent of a fund board needs to be composed of directors ostensibly independent of the investment advisor. The United States Supreme Court has dubbed these special directors "independent watchdogs."[30] The independent directors are charged with protecting against the overreaching of fund shareholders. As the Delaware Supreme Court has pointed out, independent directors can play a pivotal role in American corporate life. Speaking in the context of directors' fiduciary duties when making a decision whether to change control, the court stated:

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28. Role of Independent Directors of Investment Companies, Securities Act Release No. 33-7754 [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,212, at 82,451 (Oct. 14, 1999), *quoting from* DIVISION OF INVESTMENT MANAGEMENT, SEC, PROTECTING INVESTORS: A HALF CENTURY OF INVESTMENT COMPANY REGULATION 251 (1992) [hereinafter 1992 PROTECTING INVESTORS REPORT].

29. Investment Company Act of 1940 § 1(b)(2), 15 U.S.C. § 80a-1(b)(2) (1994).

30. Burks v. Lasker, 441 U.S. 471, 484 (1979). Warren Buffett has compared independent fund director watchdogs to "Cocker Spaniels and not Dobermans." JOHN C. BOGLE, COMMON SENSE ON MUTUAL FUNDS: NEW PERSPECTIVES FOR THE INTELLIGENT INVESTOR 368 (1999). For his part, industry critic Bogle offers a different word image: "Fund directors are, to a very major extent, sort of a bad joke." Geoffrey Smith, *Why Fund Fees Are So High*, BUS. WK., Nov. 30, 1998, at 126. Bogle also observes: "Everybody knows ... that people come on fund boards because they're friends of the CEO. So they go along with whatever he wants." Tyler Mathisen, *Bogle May Have Had a Transplant, But He Hasn't Had a Change of Heart*, MONEY, Dec. 1996, at 15. A lawyer who brought numerous cases against fund management companies once put it this way:

> I have had fourteen investment company cases and fourteen sets of depositions and/or cross examinations of the independent directors, and in not one single case did any unaffiliated director ever respond "Yes," to this type of question: When your fund grew from $100 million to $600 million, did you ever give any thought to making a comparison between your half of one percent and somebody else's fees?
>
> "No. ..."
>
> "Did you ever once suggest that when the fund got to be over a billion dollars ... perhaps a reduction from one-half percent to seven-sixteenths of one percent, or any other minute fraction?"
>
> "Answer: No–and I mean the uniform answer."
>
> "[T]he realities are ... that you can't count on the unaffiliated director[s]."

Statement of Abraham Pomerantz, *supra* note 24, at 753-54.

> The power to say no is a significant power. It is the duty of the directors serving on [an independent committee] to approve only a transaction that is in the best interests of the public shareholders, *to say no to any transaction that is not fair to those shareholders and is not the best transaction available.*[31]

In practice, while independent fund directors have the right to demand advisory or distribution fee cuts or to fire the fund's advisor or underwriter, those rights are virtually never exercised.[32] Indeed, in the leading fund industry management fee case of *Gartenberg v. Merrill Lynch Asset Management, Inc.*,[33] the Second Circuit expressly called attention to "the existence in most cases of an unseverable relationship between the advisor-manager and the fund it services."[34]

The fund advisor's *de facto* control over the fund's board can lead to high profit margins[35] and a high price for the advisory office should the advisor wish to sell out at some point. The conflict also leads to the risk that well-understood obligations owed by

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31. Kahn v. Lynch Communications Sys., Inc., 638 A.2d 1110, 1119 (Del. 1994) (brackets in original) (emphasis added) (quoting *In re* First Boston, Inc. Shareholder Litig., C.A. 10338, 1990 WL 78836, at *15-*16 (Del. Ch. June 7, 1990)).

32. *See, e.g.,* Werner Renberg, *Sixth Men or Fifth Wheels: Do Fund Directors Earn Their Paychecks?*, BARRON'S, Aug. 12, 1991, at M13 ("[Fund] directors have seldom booted an investment advisor, no matter how lousy a fund's performance.").

33. 694 F.2d 923 (2d Cir. 1982).

34. *Id.* at 929; *see also* Peter Tufano & Matthew Sevick, *Board Structure and Fee Setting in the U.S. Mutual Fund Industry*, 32 J. FIN. ECON. 321, 325 (1997) (citing only three instances in which a fund board replaced the fund manager against the manager's wishes and noting that the "board virtually never selects a sponsor other than the initial firm who established the fund and selected its initial board"). The dynamics of one fee negotiation were explained as follows:

> [I]n 1993, the directors of $87 million American Heritage asked shareholders to approve a pay package that would raise the annual management fee by two-thirds to 1.25% and authorize the fund (that is, the shareholders) to pick up an additional $40,000 in office rent previously paid by management. In the proxy statement sent to the shareholders, the directors explained that American Heritage Management Co., the fund's investment advisor, had threatened that without the increase it "could not assure that Board it would [continue to serve] as the Fund's investment advisor . . . ."

Simon, *supra* note 10, at 130. *Kahn*, 638 A.2d at 1110, reports on a similar form of negotiation between a dominant party and independent directors:

> [I]n this case the coercion was extant and directed to a specific price offer which was, in effect, presented in the form of a "take it or leave it" ultimatum by a controlling shareholder with the capability of following through on its threat . . . .[A]ny semblance of arm's length bargaining ended when the Independent Committee surrendered to the ultimatum that accompanied [the] final offer.

Id. at 1120-21. In *Kahn*, the court held that coercive conduct exerted on independent directors by those in control will nullify a shift in the burden of proving a transaction's fairness to those challenging the transaction. The court expressly held that burden-shifting can only occur when the group of independent directors negotiating with a controlling party "was truly independent, fully informed, and had the freedom to negotiate at arm's length." *Id.* A like ruling in fund fee litigation—that coercive behavior by a fund manager saddles the manager with the burden of proving the transaction's entire fairness—would be both warranted and revolutionary.

35. *See infra* notes 165-69 and accompanying text(describing pre-tax profit margins ranging over time from 57 to 77% for one money market fund advisory whose fee levels were among the lowest in the money market advisory industry).

board members may not be fulfilled. Eminent authority has explained that the chief oversight function performed by a normal board of directors in this country is "overseeing management's dedication to the polestar of profit maximization."[36] In essence, fund industry critics contend that many fund managers have been allowed to view life looking through the other end of the telescope, with "dedication to the polestar of profit maximization" working in favor of maximizing profits for the funds' hired managers at the expense of fund shareholders. One such critic is fund industry pioneer John Bogle. He has complained that "asset gathering has superceded fiduciary duty as the industry's hallmark."[37] From Bogle's perspective, "the spirit of fiduciary duty has not vanished. Rather, it has moved from the front seat to the back seat, subservient to the [fund advisors'] worship of market share."[38] According to Bogle, "[s]omewhere along the road, the industry has lost its way."[39] This is half the story. As we shall see, to a considerable extent, the industry has lost its way and gotten its way at the same time.

B. The Exception to the Rule: Internal Management at the Vanguard Group

The Vanguard Group of mutual funds offers a management structure running counter to the fund industry's general rule of external management. Vanguard Group funds are internally managed, meaning that the funds receive administrative and distribution services at cost. Advisory fees are either virtually nonexistent in the case of the complex's index funds, or are used to pay for services supplied by third parties. Director-run fund boards, motivated purely by their desire to secure for Vanguard's shareholders the best quality services at the lowest possible prices, hire these third parties. Vanguard funds, in other words, are managed like regular companies operating elsewhere in the economy: the entities' managers are driven to generate the best bottom-line returns possible. At the Vanguard funds, directors' eyes are indeed focused on the polestar of profit maximization for the Vanguard funds' shareholders. The Vanguard Group appeals to the price-conscious segment of the fund marketplace.[40] That segment has been growing; between 1974 and 1998, the Vanguard Group's assets soared from $1.3 billion to $450 billion.[41]

Vanguard's Bogle claims that Vanguard's shareholder-oriented management structure, distinctly rare in the fund industry but common throughout the rest of the economy, generated $3 billion in savings for Vanguard shareholders in 1998 alone.[42] If Bogle is even close to being correct, then fund shareholders are paying an onerous tax to compensate for the conflict of interest inherent in the fund industry's near-universal

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36. Ira M. Millstein, *The Responsible Board,* 52 BUS. LAW. 407, 409 (1997).

37. BOGLE, *supra* note 18, at 298.

38. *Id.*

39. *Id.* at x.

40. In the words of its managing director, the Vanguard Group "has sought to differentiate itself from its competition in large measure by keeping costs low." *Improving Price Competition for Mutual Funds and Bonds: Hearing Before the House Subcomm. on Fin. & Hazardous Materials Subcomm. of the Comm. on Commerce,* 105th Cong. 72 (1998) (statement of F. William McNabb III, Managing Director, The Vanguard Group), *available at* http://www.ici.org/issues/fee_hearing.html [hereinafter *Improving Price Competition*].

41. BOGLE, *supra* note 30, at 407. This is an annual growth rate of over 27%, significantly outpacing the fund industry's 20% annual gain over roughly the same period. *See supra* note 7 and accompanying text.

42. BOGLE, *supra* note 30, at 431.

embrace of the external management model. The following section explores the available evidence that the industry's reliance on external management as a source for professional investment advice subjects fund shareholders to excessive costs.

III. ECONOMIES OF SCALE FOR ADVISORY SERVICES RENDERED TO EQUITY MUTUAL FUNDS

A. Introduction

Mutual funds exhibit "economies of scale" when there is an inverse relationship between assets under management and their operating expense ratios.[43] Operating ratios represent operating expenses divided by average fund assets. For present purposes, this Article accepts the following operating expense formulation adopted by the fund industry's trade group, the Investment Company Institute (ICI): advisory expenses plus administrative expenses,[44] but excluding 12b-1 fees.[45]

The existence of economies of scale as fund assets under management increase has been dubbed "folklore,"[46] and an item about which "no plaintiff has been able to produce evidence."[47] Given the industry's explosive growth, one would expect that fund expenses on average would have plummeted. It is not clear from the evidence that this has happened. The average equity fund's expense ratio has more than doubled since 1950.[48] According to a study published by the ICI, the operating expense ratio[49] for all equity

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43. John Rea et al., *Operating Expense Ratios, Assets and Economies of Scale in Equity Mutual Funds*, INVESTMENT COMPANY INSTITUTE PERSPECTIVE, Dec. 1999, at 1. The notion of economies of scale is a familiar one. Typically, the concept arises in the context of a manufacturing firm. As the number of units of output increases, total costs increase, but not as rapidly as output, so that average unit costs decrease as output increases. Such economies typically arise from spreading fixed costs among more units of production. The portfolio management process, which underpins advisory services, is characterized by high fixed costs (offices, computers, salaries, etc.) and very low variable costs. Thus, as the SEC staff recently noted: "Most observers believe that portfolio management is the fund cost with the greatest economies." REPORT ON MUTUAL FUND FEES, *supra* note 5. An earlier SEC staff report concluded that "a portfolio manager can manage $500 million nearly as easily as $100 million." 1992 PROTECTING INVESTORS REPORT, *supra* note 28, at 256 n.12. Since advisory services are subject to economies of scale, the fund's advisor may or may not pass along the largess to the fund. If economies of scale exist and fees are not lowered when assets under management increase, then the benefits of increased scale accrue to the manager in the form of increased profits. This can be especially insidious in a bull market environment. The GAO's report on price competition in the fund industry found that 64% of fund portfolio growth is due to portfolio appreciation. *See* GAO REPORT, *supra* note 12, at 9. This appreciation benefits investment advisors who garner increased fees from the general increase in market prices with no commensurate efforts on their part.

44. Rea et al., *supra* note 43, at 1, 5.

45. Rule 12b-1 fees are payments out of mutual fund assets to finance activities intended to result in the sale of fund shares or to pay for other services intended to benefit share holders. They were excluded because they are more closely associated with sales activity than post-sale administrative services. *See supra* note 12 and *infra* note 69.

46. BAUMOL ET AL., *supra* note 2, at 87.

47. *Id.*

48. John C. Bogle, *Mutual Funds at the Millennium: Fund Directors and Fund Myths*, at http://www.vanguard.com/bogle_site/may152000.html (May 15, 2000). Between 1980 and 1998, the average equity fund's annual expense ratio jumped from 1.10% to 1.57%. Bogle, *Economics 101*, *supra* note 7.

49. This consists of management and administrative expenses born by shareholders divided by the fund's net assets; it does not include distribution costs, such as sales loads or 12b-1 fees.

funds, using a sales-weighted average, rose 15% from 1980 to 1997,[50] a time of tremendous asset growth for the industry.[51] A recent SEC staff study showed that funds' weighted average expense ratio rose nearly 30% between 1979 and 1999,[52] with the jump exceeding 20% for equity funds. [53] A different study found that the cost of ownership for the industry's cheapest equity funds rose by 19% between 1980 and 1997.[54]

Another report on equity fund expenses shows that between 1981 and 1997, average equity fund expenses grew from 0.97% of net assets to 1.55%, with this 50% increase occurring over a period in which fund equity assets rose from $40 billion to $2.8 trillion.[55] During the same period, annual costs paid by fund shareholders soared from $320 million to $34 billion. Assuming that economies of scale exist, it is questionable why a hundredfold increase in costs should accompany a seventyfold increase in assets.[56] Had the average expense ratio merely stayed the same, and not risen over the period, fund investors would have saved billions annually.[57]

Nonetheless, it is accepted today that economies of scale exist in the fund industry. The existence of economies of scale has been admitted in SEC filings made by fund managers[58] and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase.[59] Fund industry investment managers are prone to cite economies of scale as justification for business combinations.[60] Though the ICI has

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50. John D. Rea & Brian K. Reid, *Trends in the Ownership Cost of Equity Mutual Funds*, INV. CO. INST. PERSPECTIVE, Nov. 1998, at 12.

51. The average size of the 100 largest funds in existence in 1997 that were also in existence in 1980 blossomed from $282 million to $5.8 billion. *Id.* at 13.

52. REPORT ON MUTUAL FUND FEES, *supra* note 5, tbl. 2.

53. *Id.* at tbl. 9.

54. Rea et al., *supra* note 43, at 9. According to Vanguard's Bogle, "Given that Vanguard dominates the low end universe–and that our expense ratios have declined by 53% since 1980–I would estimate that the other 'low cost' funds in the ICI survey raised expenses by as much as 40 percent." Bogle, *Economics 101*, *supra* note 7.

55. BOGLE, *supra* note 30, at 320.

56. *Id.*

57. *Id.*

58. *See* John P. Freeman, *The Use of Mutual Fund Assets to Pay Marketing Costs*, 9 LOY. U. CHI. L.J. 533, 554-55 n.109 (1978) (noting arguments presented in SEC filings by Investors Diversified Services, Putnam Management, and the Vanguard Group).

59. The existence of fee breakpoints in the fund industry has been viewed as "[o]ne piece of evidence for the existence of economies in portfolio management." REPORT ON MUTUAL FUND FEES, *supra* note 5. The breakpoint pricing system has been explained as follows:

> Many funds employ a declining rate structure in which the percentage fee rate decreases in steps or at designated breakpoints as assets increase. . . . The declining rate schedule reflects the expectation that cost efficiencies or scale economies will be realized in the management and administration of the fund's portfolio and operations as the fund grows.

Rea et al., *supra* note 43 at 1, 4. On the other hand, the authors' survey of Morningstar data covering all domestic equity mutual funds in 1999 revealed that 70% operated under flat fee investment advisory contracts. *See infra* note 71.

60. *See* M. Christian Murray, *ReliaStar Buys Asset Manager*, NAT'L UNDERWRITER, Aug. 2, 1999, at 41 (reporting on a merger of two fund groups with the acquirer announcing that it "expects the acquisition will provide its asset management group with economies of scale benefits, resulting in lower unit costs and increased sales and profitability"); *Navigator Fund Changes*, NAT'L POST, July 14, 1999, at D03 (fund manager merging two funds to "benefit investors by achieving a greater economy of scale and a more diversified fund").

remained mute on the subject of economies of scale affecting advisory fees specifically, a knowledgeable industry insider has admitted that "there are *staggering* economies of scale in portfolio management and research."[61] Legal commentators likewise view economies of scale as a fact of life in the fund industry.[62] The GAO's investigators recently found a general consensus that fund operations benefit from economies of scale,[63] as well as strong evidence that economies of scale should exist.[64] The agency reported that as much as 64% of mutual fund asset growth has come from appreciation of portfolio securities,[65] which, unlike growth from share sales to new investors, is costless. Though its analysis of operating efficiencies was stymied by the lack of cost data available for fund advisors, the GAO did find that, for at least the previous five years, operating profits of eighteen publicly-held fund advisory companies had grown as a percentage of revenues.[66] The GAO also found that, among a sample of the industry's largest funds that experienced asset growth of at least 500% from 1990 to 1998, more than a quarter of the funds either raised their expense ratios or failed to reduce them.[67]

B. Fund Industry Data Demonstrates That Economies of Scale Exist

Studies by the ICI, though never focusing on advisory fees in isolation, generally confirm the existence of economies of scale within the industry. A 1998 ICI study found economies of scale to exist for individual equity funds.[68] A subsequent ICI study focusing on fund operating expenses "suggest[s] the presence of economies of scale as equity fund assets grow."[69] Interestingly, the ICI's operating expense study avoided calling specific attention to advisory fees. The ICI researchers bundled advisory fees and

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61. BOGLE, *supra* note 30, at 321 (emphasis added).

62. *See* Schonfeld & Kerwin, *supra* note 20, at 107. ("Mutual funds increasingly are the investment vehicle of choice. ... Mutual funds offer advantages that other investment vehicles may not, including diversification, *economies of scale*, and professional management.") (emphasis added).

63. The GAO REPORT noted:

> Industry officials we interviewed ... generally agreed that mutual fund operations experience economies of scale. An official at a money management firm whose customers invest in mutual funds told us that mutual fund advisors' operations are subject to large economies of scale, and additional investor inflows result in little additional cost. Officials of the fund advisors we interviewed also agreed that their operations experienced economies of scale.

GAO REPORT, *supra* note 12, at 34.

64. *Id.* at 9.

65. *Id.*

66. *Id.* at 9-11.

67. The GAO found that among the industry's 77 largest funds, of the 51 that experienced asset growth of at least 500% from 1990 to 1998, 38 reduced their expense ratios by at least 10%; of the remaining 13 funds, 7 reduced their expense ratios by less than 10%, and 6 either had not changed their fees or had raised them. GAO REPORT, *supra* note 12, at 11-12.

68. Rea & Reid, *supra* note 50, at 12-13.

69. Rea et al., *supra* note 43, at 2. Excluded from the definition of "operating expenses" were 12b-1 fees paid by many fund shareholders. The omission was justified by the study's authors on the basis that the payments are mainly used "to compensate sales professionals for advice and assistance given to buyers of fund shares." *Id.* at 1. In litigation, the payments have been justified on the ground that they are assessed "not only to encourage growth, but also to stimulate improved shareholder service." Krinsk v. Fund Asset Mgmt., Inc., 715 F. Supp. 472, 490 n.37 (S.D.N.Y. 1988). Included as operating expenses for purposes of the study were such items as custodial and transfer agent fees. Rea et al., *supra* note 43, at 5.

administrative fees (such as custodial fees, legal and accounting fees, and transfer agent fees, but excluding 12b-1 fees). The ICI study observed that the ratio of bundled costs to fund assets, the "operating expense ratio," did indeed decline as fund size rose.[70]

C. Testing the ICI's Findings: Verification and Unbundling

To verify the ICI's analysis, the authors screened the Morningstar Principia Pro database for domestic equity funds.[71] After adjusting for missing and unusable data,[72] the final sample consisted of a total of 2161 actively managed, noninstitutional funds. Of these, 1090 were single class funds and 1071 were multiclass funds representing a consolidation of 3302 sub-funds. This approximated the ICI sample of 2260 funds.

The ICI analysis used simple average operating expense ratios to aggregate multiclass funds within ranges of fund size. For comparison purposes, the authors initially used simple averages. However, weighted averages are superior[73] and hence supply the principal data used in the authors' analyses.[74] Comparison of ICI results with the current study are presented in Table 1.

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70. Rea et al., *supra* note 43, at 2, 15.

71. Morningstar's Principia Pro compilation for October 1999 was the principal source of data for the authors' study. This date was chosen as corresponding most closely to pension fund data presented in the next section. The Morningstar material contained data as of the end of September 1999, reflecting expenses for most funds as of the end of June 1999. Initially, the authors' total database was screened to include only domestic equity funds—a total of 5238 were obtained. The sample included index, specialty, balanced, asset allocation, and a few convertible bond funds. Next, funds with zero assets and missing data were eliminated. This reduced the sample to 4943 funds. At this point, multiclass funds were aggregated into single funds. Such funds are an aggregation of sub-funds, each with different distribution channels. For instance, there may be a front-load fund (with or without 12b-1 fees), a back-load fund (with 12b-1 fees), a level-load fund (with 12b-1 fees), and an institutional fund with no 12b-1 fees and lower administrative fees. Portfolio expenses and most administrative expenses are incurred at the fund level and prorated to share classes based upon share class assets. Funds assets were totaled, and averages of expense ratios, operating expense ratios, management fees and administrative fee ratios were obtained using simple and weighted averages where the sub-fund assets were used as weights. Initially, an analysis was conducted corresponding to the ICI Table 1. Results were nearly identical to those presented in the body of the paper. Subsequently, all index and single class institutional funds were excluded from consideration, and these results, corresponding to ICI Table 6, are presented in Table 1. Although they are subject to minor inaccuracies, management fees from Morningstar were used as a proxy for advisory fees. *See infra* note 100 and accompanying text.

72. Funds were excluded from consideration if they reported bundled administrative costs or if advisory or administrative fees were zero. The latter occurs frequently when the investment advisor temporarily waives all or part of such fees as a means of subsidizing the fund, typically during the start-up period. The majority of excluded funds were small (total assets less than $100 million) and the balance of excluded funds were spread uniformly among different-sized funds. An analysis of the total sample revealed no significant differences, with the exception of the very small funds, where fee waivers caused average advisory and administrative fees to be lower than some larger funds.

73. Using simple averages, the expenses of a $1 million fund would be of equal importance to a $100 billion fund.

74. The authors' simple average numbers are presented in the text to demonstrate that the authors' data generate results similar to those presented in the ICI study.

Table 1
Comparison of Operating Expense Ratios with ICI Expense Study

Fund Size	ICI Study			Current Study		
	Number of Funds	Simple Average Operating Expense Ratios (Basis Points)	Number of funds	Simple Average Operating Expense Ratios (Basis Points)	Weighted Average Operating Expense Ratios (Basis Points)	
<$250 mm	1,451	147	1,295	129	114	
$250-$500 mm	261	116	272	103	104	
$500-$1,000 mm	204	109	228	98	98	
$1,000-$5,000 mm	265	94	274	89	85	
>$5,000 mm	79	72	92	68	63	
Overall	2,260		2,161	114	75	

The left-hand column in Table 1 is the ICI breakdown by the size of fund. It is expected that economies of scale will cause average operating expense ratios to decline as fund size increases, and this is indeed the case. The ICI study shows the operating expense ratio declining from 147 basis points to 72 basis points as fund assets increase from under $250 million to greater than $5 billion. Operating expense ratios obtained from Morningstar exhibited a similar decline from 129 to 68 basis points, although the operating expense ratio averaged about 10 basis points less than the ICI study.[75]

The right-hand column of Table 1 presents the weighted average operating expense ratios. These also decline as asset size increases, although the decline is not as dramatic as occurs with the simple average numbers. Unfortunately, the degree and source of lower expenses is not adequately explored in the ICI study which, by bundling different costs into one overall "operating ratio," failed to examine the differences between advisory and administrative expenses.

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75. There are several reasons for the slightly lower average operating expense ratios. First, the ICI study contained over 150 additional smaller funds, presumably because such funds are more likely to report to a trade association than Morningstar. Second, the authors' study had larger funds. This occurred because of the combined effects of a rising stock market and a slightly later period of analysis, which caused fund size to appreciate, and perhaps caused lower expenses due to economies of scale. In addition, the ICI simple average methodology allowed for the exclusion of all institutional funds. The current study was able to exclude only single class institutional funds and maintain the weighted average methodology. Finally, an ICI staff member suggested to us that Morningstar sometimes reports 12b-1 fees at the maximum rather than the actual level. Telephone Interview with Brian K. Reid, Senior Economist, Investment Company Institute (Aug 23, 2000). The authors were unable to confirm this.

Having confirmed the essential equivalence of the Morningstar and ICI results, operating expense ratios were decomposed into advisory and administrative expense ratios. The ICI asset groupings and categories were maintained. The results of this analysis are presented in Table 2.

Table 2
Comparison of Weighted Average Operating, Advisory, and
Administrative Expense Ratios

Fund Size	Number of Funds	Average Fund Size ($mm)	Weighted Average Operating Expense Ratios (Basis Points)	Weighted Average Advisory Expense Ratios (Basis Points)	Weighted Average Administrative Expense Ratios (Basis Points)
<$250 mm	1,295	$77	114	71	43
$250-$500 mm	272	$355	104	71	33
$500-$1,000 mm	228	$715	98	67	30
$1,000-$5,000 mm	274	$2,163	85	61	24
>$5,000 mm	92	$14,520	63	46	17
Overall	2,161	$1,058	75	54	21

The third column of Table 2 shows the average size of the fund in each group. Note that there are large numbers *(1295)* of relatively small funds, with an average fund in the less than $250 million range having $77 million in assets. On the other hand, there are relatively small numbers (92) of very large funds (average assets of $14.5 billion). Thus, the distribution of fund size exhibits an extremely negative skew. The largest funds (greater than $5 billion) average more than $14 billion, almost seven times larger than the next largest grouping ($1 to $5 billion) and almost 200 times the average fund in the less than $250 million range.

Weighted average operating expense ratios are identical to those in Table 1. These decline about 45% from the smallest to the largest funds (from 114 to 63 basis points). However, the two columns on the right reveal that the decline is not uniform for advisory and administrative fees. Advisory fees decline from 71 to 46 basis points from the smallest to the largest funds, only a 35% decline. Advisory fees are essentially flat at about 70 basis points up to about a $1 billion fund size. A twenty-fold increase in the average fund size (from $715 million to $14.5 billion) results in only a 31% decrease in advisory fees. Administrative fees, on the other hand, decrease from 43 to 17 basis points, a 60% decline. This decline is relatively smooth and linear. Thus, it is clear that, percentage-wise, greater economies of scale are being passed on to the fund shareholders

in the administrative fees than in the advisory fees. The ICI's bundling methodology, which combines the two different fee types, conceals this fact.[76] The authors' data is consistent with the ICI's in showing, unequivocally, that there are economies of scale operating in the fund industry.[77] Fund operating expenses tend to decline steadily as fund size grows. However, this decline is not uniform across administrative and advisory fee levels. The data reveals that fund advisors are reluctant to share economies with fund shareholders when negotiating the terms of advisory fee contracts. This reluctance depletes shareholder wealth.

It is useful to put the authors' analysis into a larger context. The 2161 funds in the sample represent a total market value of about $2.2 trillion. With a weighted average operating expense ratio of 75 basis points, the fund industry is charging shareholders of this subset of mutual funds about $16 billion a year to manage their funds. The 92 funds with assets greater than $5 billion represent about $1.3 trillion, and their annual management costs are about $8.5 billion. Of the $8.5 billion, about $6 billion are charged for advisory services. We have seen that advisory and administrative costs decline as fund size increases, but with administrative costs declining much more rapidly. Had advisory costs declined by the same percentage amount as administrative costs, they would average 28 basis points for the largest funds (rather than 46 basis points), yielding annual advisory costs of $3.5 billion instead of $6 billion. Thus, under the assumption that economies of scale should be realized for advisory fees and administrative fees equally, in rough numbers there are about $2.5 billion of excess advisory fees paid annually among the very largest of the actively managed equity mutual funds.

D. Summary

The ICI's position is that price competition reigns in the fund industry, with economies of scale existing and being properly shared by the advisor with fund

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76. In fairness to the ICI, there is no easy, simple way to unbundle the data since the SEC has never seen fit to define "investment advisory fees" and require separate reporting for that item. As a result, the SEC's staff embarrassingly professes not to be able to determine directly whether economies of scale exist for advisory fees. REPORT ON MUTUAL FUND FEES, *supra* note 5.

77. Other studies have likewise tended to find declines in fund expenses as assets have ballooned. One study by Kanon Bloch evaluated funds accounting for 80% of the industry's equity fund assets and found that the average equity fund's expense ratio dropped 16% between 1993 and 1999 on an asset-weighted basis. Richard J. Oppel, Jr., *Fund Expenses: They're Going Down, Down, Down; Conventional Wisdom Is Belied By the Numbers*, N.Y. TIMES, July 4, 1999, § 3, at 11. The same ICI study that showed a rise in overall operating expenses from 1980 to 1997 also showed a drop over the same period of time for the same array of equity funds in total shareholders costs, from 2.25% of net assets to 1.49%. Rea & Reid, *supra* note 50, at 11. The drop principally reflected lower distribution costs caused by investor preferences shifting from load to no-load funds, low expense ratio funds, and low-cost index funds. Bogle, *supra* note 48; *see also* Jerry Morgan, *Mutual Fund Loads Can Be a Load Over Time*, NEWSDAY, Dec. 6, 1998, at F06. The effect of the no-load option in driving down overall fund distribution costs demonstrates that in a free market, with load differences clearly disclosed, investors over time are able to migrate in the direction of low-cost providers of fund services. The choice between buying a load and no-load fund is one unhindered by any impediments save brand preference and lack of knowledge.

Another possible source of downward pressure on selling costs is cut-rate pricing offered to investors who buy load funds through 401(k) plans. "Investors may look at their 401(k) plans and start questioning why funds offered through the retirement plans have lower fees than the same funds offered outside the plans." Mindy Rosenthal, *A Loud Call to Lower Fees?*, FUND DIRECTIONS, Feb. 1999, at 1.

shareholders. This appraisal is supported by selectively presented data.[78] In reality, what has been declining is principally the cost of delivering shareholder administrative services relative to aggregate net assets.[79] Because most recent equity fund asset growth has resulted from portfolio appreciation,[80] and has thus been costless to the advisor, it should not be surprising that the ratio of shareholder administrative expenses to fund assets has tended to drop as funds have gotten bigger.

Though administrative expenses have dropped as fund size has grown, it is unclear whether there is robust price competition in the market for the most critical service

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78. It is argued on behalf of the ICI, that funds' operating expense ratios (consisting of advisory and administrative fees lumped together) have "generally" tended to decline with significant asset growth. Rea et al., *supra* note 43. Nowhere does the ICI study attempt to focus solely on the fees charged for the single item most fund shareholders want to buy—investment advice. The authors' analysis separates out advisory fees and administrative fees. When this is done, it becomes evident that economies of scale in the rendition of advisory services are, for the most part, not being shared with fund shareholders.

   Missing from the ICI operating expense study is data showing the percentage growth of revenues flowing to fund managers in comparison with the growth of fund assets. In contrast, a 1996 study reported that while fund assets grew by more than 80% between 1992 and 1996, fund managers' revenues nearly doubled, from $11.7 billion to $23 billion. Anne Kates Smith, *Why Those Fund Fees Matter*, U.S. NEWS & WORLD REP., July 8, 1996, at 73; *see also* Oppel, *supra* note 77 ("[W]hatever the fee cuts at some fund companies, they pale next to huge revenue gains, as assets under management in stock funds soared 44-fold, to $3.2 trillion, in the 15 years ended in May, according to data from the [ICI]."). The ICI's Operating Expense Ratio study is thus akin to a bikini bathing suit: it reveals the interesting and conceals the vital.

   Another ICI theme is that the "total costs of fund ownership" have been dropping for fund shareholders. *See Improving Price Competition*, *supra* note 40, at 86 (statement of Matthew P. Fink, President, Investment Company Institute). This ICI policy position was subsequently backed up by a study featuring tortured results published in November of 1998. *See* Rea & Reid, *supra* note 50 (finding that the "total cost of investing" in mutual funds, or the "total cost of fund ownership" has been decreasing). Its methodology is attacked in Bogle, *supra* note 48. Bogle isolated five flaws in the ICI's study. First, the results were weighted by sales volume; unweighted expense ratios escalated 64%, from 0.96% to 1.58%. Second, the ICI failed to note that expense ratios for the lowest cost decile were up 28% from 0.71% to 0.90%. Bogle theorizes that the increase would be greater ("perhaps up 35-40%") if Vanguard were excluded from the sample. Third, the ICI data ignores the hidden cost of increased portfolio turnover among the industry's funds, which cuts performance and generates taxable gains, potentially adding another 0.50% to 1.00% in costs. Fourth, Bogle criticizes the ICI's cost data for ignoring the opportunity cost of not being fully invested in stocks. This cost Bogle estimates at 0.6%. Fifth, Bogle faults the ICI data for ignoring the fees charged to investors who buy funds through "wrap accounts." Sixth, and finally, Bogle charges the ICI with manipulating load costs by amortizing sales loads based on inaccurate assumptions which, if corrected, would increase average sales-weighted costs by an estimated 0.50% to 1.85%. *Id.* That ownership.costs have dropped due to lower distribution charges is a tribute to investors' behavior at the purchase point, where the load/no load option is visible and increasingly well understood. *See* GAO REPORT, *supra* note 12, at 47. The convergence of increased consumer sophistication, indexing, institutional sales, and price sensitivity on the part of retirement plan fiduciaries are having an impact in cutting distribution expenses charged by fund sponsors.

79. That administrative costs should show economies of scale comes as no surprise. Administrative costs are a mixture of fixed costs (directors' fees, legal fees, insurance premiums, auditing, taxes, and state and federal registration fees) and variable costs (custodial and transfer agent fees, postage, printing, etc). Variable costs are dominated by transfer agent fees. The transfer agent maintains records of shareholders' accounts and transactions, disburses and receives funds from shareholder transactions, prepares and distributes account statements and tax information, handles shareholder communication, and provides shareholder transactions services. The GAO found that the bulk of stock and bond funds' recent growth has come from portfolio appreciation, a circumstance almost certain to create economies of scale. *See* GAO REPORT, *supra* note 12, at 9.

80. As noted earlier, the GAO found that 64% of equity fund growth was due to the appreciation in value of portfolio securities. *Id.*

offered by the fund to its shareholders: professional management advice. The authors' data confirms that economies of scale in the market for advisory services are likely to exist. To the extent that they do exist, it appears they are being captured mainly by the funds' advisors, not the funds themselves. In the advisory services marketplace, price competition seems particularly weak. As Bogle argues: "Price competition is . . . defined by the actions of producers, not the actions of consumers. Thus, price competition is not 'intense' in the fund industry; it is barely alive."[81] The fiduciary-managers' seeming ability to reap large rewards by not sharing cost savings with fund shareholders brings to mind Professor Paul Samuelson's insightful testimony before the Senate Banking and Currency Committee in 1967 when it was considering fund legislation: "I decided that there was only one place to make money in the mutual fund business—as there is only one place for a temperate man to be in a saloon, behind the bar and not in front of the bar. And I invested in . . . [a] management company."[82]

IV. EXPLORING THE TWO-TIERED STRUCTURE FOR PROFESSIONAL ADVISORY SERVICES: MUTUAL FUND FEES VS. PENSIONS FUND FEES

A fair question is how the cost of professional management advice sold to funds and their shareholders compares with the price paid for like services sold elsewhere in the economy.[83] Investment advice is essentially a commodity.[84] Outside the fund industry, it is bought and sold in a much more competitive marketplace. Active portfolio management essentially is a mental process. It principally involves deciding which securities to buy and sell in order to maximize returns.[85] The process is scalable, in that it is equally applicable to large and small portfolios. The manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio,[86] but

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81. *Id.*

82. *Mutual Fund Legislation of 1967: Hearing on S. 1659 Before the Senate Comm. on Banking and Currency*, 90th Cong. 353 (1967). The investment paid off. *Id. See also* Simon, *supra* note 10, at 130 ("One obvious fact emerges: It is far more lucrative to own a mutual fund company than to invest in the company's products.").

83. An even fairer question is what funds *themselves* are paying now for the professional management advice they need in order to function. The answer is not clear. It has been suggested that only a small fraction of the total bill paid to the advisor by shareholders actually goes to pay for the cost of producing investment advice. Waggoner & Block, *supra* note 9, at 3B (quoting John C. Bogle for the proposition that only $3 to $5 billion of the $55 billion earned annually by fund management companies "goes to investment resources").

84.

> Two years ago, Morningstar mutual fund analysts started warning investors that the fund industry was ratcheting up fees, especially management fees, to dangerous levels forcing people to pay premium prices for what is in essence a commodity. Worse, says John Rekenthaler, the group's director of research, it has become pretty clear that over time funds with lower expense ratios outperform those with higher ratios. . . .

Longo, *supra* note 10, at 1.

85. As part of the management process, the investment advisor will need to deal with additional issues such as dividend reinvestment, cash balances and flows, trading costs, and market timing.

86. Managers differentiate themselves in various ways. There are large, mid, small, and micro cap managers, as well as value, growth, balanced, asset allocation, hybrid, and quantitative managers. However, the essential insight remains intact: portfolio management is a mental process that is applicable to all portfolio types and sizes. It follows that what is being produced by the portfolio manager is intangible. It also comes close to

the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower. Investment managers are regularly hired and fired and those doing the hiring enjoy the benefits of a competitive market. Significantly, as we shall see, some of those bidding for investment advisory work in the free market populated by pension and endowment fund managers are fund advisors or their affiliated entities.

A. Research Shows Fund Shareholders Pay A Premium For Investment Advice

Wildly different fee structures apply to equity portfolio investment advisory services purchased by public pension funds on the free market compared to the same form of services purchased by investor-owned mutual funds. The disparity has received scant attention to date. Nearly forty years ago, a study conducted for the SEC by the Wharton School of Finance and Commerce determined that where fund advisors had outside advisory clients, there was a "tendency for systematically higher advisory fee rates to be charged open-end [mutual fund] clients."[87] The Wharton Report's authors ascribed the disparity in fee structures to fund advisors' ability to capitalize on the conflict of interest inherent in most funds' management structures and convert it into the power to set extra-competitive prices.[88] The Wharton Report identified 54 investment advisors with both mutual fund clients and other clients.[89] Of this sample, fee rates charged the mutual fund clients were at least 50% higher in 39 out of the 54 cases, 200% higher in 24 of the cases, and 500% or more higher in 9 of the cases.[90]

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possessing infinite scalability, just like the Internet or television. Adding additional shareholder accounts does not run up the cost of portfolio management any more than adding viewers increases the creative cost of devising a TV show or a class broadcast over the Internet. Once the investment objectives of the fund have been specified and an appropriate list of securities chosen, the size of the portfolio tends to be inconsequential. *See* STAFF OF THE NEW YORK INSTITUTE OF FINANCE, STOCKS BONDS OPTIONS FUTURES—INVESTMENTS AND THEIR MARKETS 134 (Stuart R. Veale ed., 1987) ("Generally, the larger the fund, the less the percentage the manager charges because it is almost as easy to run a $200,000 account as it is to run a $100,000 account. (You just buy and sell twice as much of whatever it is you're going to buy and sell.)"). It is true that larger funds with larger portfolios bear greater trading and shareholder administrative costs. However, these are administrative costs. Since they are not charged to the investment manager, they are irrelevant to the question of economies of scale in the pricing of investment advisory services.

87. WHARTON SCHOOL OF FINANCE & COMMERCE, 87TH CONG., A STUDY OF MUTUAL FUNDS 493 (Comm. Print 1962) [hereinafter WHARTON REPORT].

88. The price disparity was explained as follows:

> The principal reason for the differences in rates charged open-end companies and other clients appears to be that with the latter group "a normal procedure in negotiating a fee is to arrive at a fixed fee which is mutually acceptable." In the case of the fees charged open-end companies, they are typically fixed by essentially the same persons who receive the fees, although in theory the fees are established by negotiations between independent representatives of separate legal entities, and approved by democratic vote of the shareholders. This suggests that competitive factors which tend to influence rates charged other clients have not been substantially operative in fixing the advisory fee rates paid by mutual funds.

Id. at 493-94.

89. *Id.* at 489.

90. *Id.*

The existence of free market versus fund market pricing disparities for advisory services has long been known to the SEC. In its detailed report submitted to Congress in 1966, entitled *Public Policy Implications of Investment Company Growth*,[91] the SEC revisited the Wharton School's findings and determined that, "[t]he Wharton Report's conclusions correspond to those reached by the more intensive examination of selected mutual funds and mutual fund complexes made by the Commission's staff."[92] Nonetheless, over more than three decades, despite dramatic escalation in fund advisory fee levels and revenues, the SEC has ignored the subject of pricing disparities. Not everyone has been so generous as the fund industry's chief regulator. For example, one author has contended that fund shareholders "pay nearly twice as much as institutional investors for money management."[93] Other evidence that advisory fee structures are unusually lucrative in the fund industry in comparison with pension advisory business comes in the form of reports that fund advisor buy-outs are more costly than acquisitions of firms that advise pensions.[94]

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91. H.R. REP. No. 89-2337 (1966).

92. WHARTON REPORT, *supra* note 87, at 120.

93. Simon, *supra* note 10, at 130. The author makes a key point while overlooking another one. In truth, mutual funds are not different from institutional investors in form; a mutual fund, as an entity, actually *is* an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on "institutional status," it turns on self-dealing and conflict of interest. It is worth noting that within the universe of fund shareholders, there are some institutional investors, many of whom tend to buy shares in institutional funds. Expense ratios for institutional funds are roughly half of the expense ratios borne by retail funds. Mary Rudie Barneby, *Why Your 401(k) Plan Needs an Investment Policy and How to Establish One, in* PENSION PLAN INVESTMENTS, CONFRONTING TODAY'S INVESTMENT ISSUES ERISA LITIGATION: THE REGULATORY PERSPECTIVE & PRACTICAL IMPLICATIONS ON PLAN MANAGEMENT & INVESTMENTS (1997) at 79, 92 (PLI Tax Law & Practice Course, Handbook Series No. J-397, 1997). Some expenses, such as transfer agent costs, naturally will tend to shrink as a percentage of fund assets as account size rises. *See* Rea et al., *supra* note 43, at 5. ICI data reflected, as of year-end 1998, an average fund account size for retail accounts of $19,050; for institutional accounts it was $76,160. *Id.* at 5 n.17. Even in the market segment populated by supposedly sophisticated institutional fund investors, there is room to question whether robust price competition operates. *See* Elizabeth A. White, *DOL Issues Section 401(k) Fee Guide, Continues To Consider Further Requirements,* 25 PENS. & BEN. REP. (BNA) 1545 (July 6, 1998) (noting employers generally are unknowledgeable about fund expenses); *see also* Ross D. Spencer, *Disclosure Required for Fee Arrangements Between Mutual Funds and Service Providers,* EMPLOYEE BEN. PLAN REV., Jan. 1998, at 14 (noting that 401(k) sponsors have tended to ignore fund investment management fees).

94. Control positions in pension management companies, who must compete in the free market for business and who risk getting fired, tend to sell for less.

> Because the pension fund accounts managed by Aeltus pay annual management fees that average only 10- to 30-hundredths of a percentage point, and because those accounts can easily change managers, companies like Aeltus can be difficult to sell and may fetch lower prices than the sales of management companies that advise mutual funds. The managers of pension fund assets often sell for prices equal to twice the annual management fees.

Michael Quint, *Aetna is Seen Seeking Buyer for Aeltus Investment Unit,* N.Y. TIMES, Mar. 23, 1995, at D2. Fee multiples in control purchases are higher in the fund industry. *See* Barry B. Burr, *Frontlines: A Good Deal: Asset Management Is Added Value,* PENSIONS & INV., Oct. 13, 1997, at 8 (stating that fund managers reported to sell for four or more times annual revenues); William H. Rheiner, *Acquisition of Mutual Fund Families: Corporate and Regulatory Issues, in* UNDERSTANDING SECURITIES PRODUCTS OF INSURANCE COMPANIES 2000, at 415, 418 (PLI Commercial Law & Practice Course, Handbook Series No. A-799, 2000) ("Stock price multiples of mutual fund advisors are often larger than those of other types of financial services companies."). According to its March 28, 2000 Form 10-K, T. Rowe Price Associates, Inc.'s revenue totaled $1.03 billion for

To verify whether the advisory fee pricing disparities found in the Wharton Report and the *Public Policy Implications* study still exist, the authors sent questionnaires[95] inquiring about portfolio management fees to the 100 largest public pension funds listed in the January 25, 1999 edition of *Pensions and Investments*. Pension fund staff were asked for information on fees paid to their fund's external portfolio investment managers during 1998. Responses were received from 53 funds and 36 of these provided usable data.[96] The 36 public pension funds represented total assets of $754 billion, averaging $21 billion. Funds were widely diversified across asset classes and most had commitments to fixed income securities (bonds), real estate, and actively and passively managed domestic and international equities.

For comparison purposes, the analysis was restricted to actively managed domestic equity portfolios. Because internally managed portfolios were excluded, each portfolio could be associated with a specific investment advisor. A total of 220 individual actively managed portfolios were identified with a total of $97.5 billion in assets. The average portfolio size was $443 million, with the range extending from $15 million to $4.8 billion.

Fee data at the individual manager level came in two forms. The majority of pension funds, representing 114 portfolios, sent only a fee schedule (*e.g.*, 50 basis points up to $100 million and 20 basis points on the balance). In these cases, the advisory fee rate for each investment manager was calculated by applying the fee schedule to the level of assets under management.[97] In sixty other cases, funds set the actual dollar amounts of fees paid during the 1998 fiscal or calendar year and this number, divided by assets under management, yielded the annual advisory fee rate for each manager. In the balance of the cases (56), funds sent both a fee schedule and the actual advisory fee paid.[98] Some funds (37, or 17%) had performance fees built into their advisory contracts. Of these, 27 provided actual fee data, and the balance indicated that no performance fees above the scheduled rates were paid. Table 3 compares investment advisory fees for public pension funds and actively managed domestic equity mutual funds.

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its most recent year-end. The firm's market capitalization as of late July 2000 was $4.89 billion. *See* Robert McGough & Ken Brown, *T. Rowe Remains Aloof Amid Merger Dance, But Investors May End Up Disappointed*, WALL ST. J., July 31, 2000, at C2. Recently, Pioneer Group, Inc., parent of fund manager Pioneer Investment Management, was acquired for $1.2 billion. *Id.* at C2 (discussing the acquisition and characterizing Pioneer Investment Management as a firm "that has been struggling lately"). The acquisition prices were slightly less than five times Pioneer's 1999 revenues from continuing operations. *See The Pioneer Group, Inc. Reports Results for the Fourth Quarter and Year Ended December 31, 1999*, BUS. WIRE, Feb. 11, 1999, LEXIS, Curnws File. For an account of a control transfer for a fund advisor at a price exceeding 22 times the annual management fees, see BOGLE, *supra* note 30, at 327-28 (discussing how an advisor sold itself for $1 billion at a time that annualized fees were $45 million; fees were raised substantially pre- and post-control sale).

95. The questionnaires asked for voluntary cooperation but were also framed as Freedom of Information Act requests.

96. Of the seventeen remaining funds, six were internally managed, three were defined contribution plans and invested exclusively in mutual funds, two refused outright, one wanted $500 to collect the data, and the balance (five funds) had incomplete data.

97. Asset levels were typically provided as of June or December 1999, which correspond to the 1998 fiscal year and the 1999 calendar year, respectively.

98. Although there were some small differences between scheduled and actual advisory fees paid, analysis revealed no average net difference between the two approaches. In the analysis that follows, the greater of the fees calculated by the two methods was utilized in calculating overall averages.

Table 3

Comparison of Public Pension and Mutual Fund Investment Advisory Fees

	Public Pension Funds		Mutual Funds	
	Average Portfolio	Weighted Average	Average Fund	Weighted Average
Decile	Size $mm	Adv. Fee (Basis Pts)	Size $mm	Adv. Fee (Basis Pts)
1	36	60	24	77
2	79	57	47	77
3	130	49	76	75
4	194	42	121	74
5	257	37	185	73
6	327	42	284	71
7	437	33	454	73
8	579	28	759	69
9	842	22	1,527	66
10	1,550	20	9,666	50
Overall	443	28	1,318	56

To enable a direct comparison of advisory fees between mutual fund and pension fund portfolios, the mutual fund sample has been restricted to those funds with financial characteristics closest to those of the pension fund sample.[99] In Table 3, the bottom line, showing the overall category, reveals that investment advisory fees are twice as large for mutual funds as they are for pension funds, even though the average actively managed domestic equity mutual fund is nearly three times as large as the average actively managed equity pension portfolio.[100]

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99. Initially, all mutual funds, including multiclass funds with assets less than $15 million were eliminated. This corresponded to the smallest pension portfolio. Next, all balanced, asset allocation, specialty, convertible bond, and index funds were discarded, as well as those funds classified as "domestic hybrid" by Morningstar. Finally, all funds with a commitment to bonds greater than 5% were eliminated, as well as those single class funds with inception dates after May of 1998. The above procedure generates a sample of mutual funds closely corresponding to characteristics of portfolios of public pension funds. The final sample consisted of 1,343 funds of which 659 were single class funds and 684 were multiclass funds representing a total of 2,118 sub-funds.

100. The analysis attempts to put pension and mutual fund advisory costs on a comparable basis. This process was confounded somewhat by inconsistent reporting of advisory and administrative costs among mutual funds. Specifically, the "management fee" reported in Morningstar sometimes includes not only fees for advisory services but some administrative services as well. This same problem hindered the SEC staff in its recent analysis of fund fees and expenses. See REPORT ON MUTUAL FUND FEES, *supra* note 5. The authors' methodology minimized the impact of such problems by excluding from the sample funds shown by Morningstar to have no administrative fees. Such funds tended to be small. Those funds that bundle some administrative costs in the management fee are also likely to be small and have minimal impact on category averages, which are calculated on an asset-weighted basis. Analysis of the Lipper data, which explicitly differentiates between management and advisory fees, revealed a weighted average difference of about three basis points. The authors consider this difference immaterial in the overall comparison of advisory fees between pension and mutual funds.

632   *The Journal of Corporation Law*   [Spring

Decile comparisons were achieved by ranking the respective samples by asset size and then splitting the sample into ten segments with the same number of portfolios/funds in each respective segment. In the first decile of funds, advisory fees are roughly similar, with pension funds paying 60 basis points for an average portfolio of $36 million and mutual fund owners paying 77 basis points for an average fund size of $24 million.[101] From that starting point, pension fund advisory fees decrease in an essentially linear fashion as portfolio size increases. Fees decline from 60 basis points for the smallest portfolios ($36 million on average) to 20 basis points for the largest ($1.55 billion on average). The competitive nature of the market for investment advisory services to public pension funds forces fees to decline as asset size increases, essentially reflecting economies of scale in the money management business.

The pattern is very different for mutual funds. The average fee charged is essentially flat through the first seven deciles, and the fee is consistently greater than 70 basis points. Fees decline when fund size increases above about $750 million, but the decline is not as steep as it is for pension portfolios. The top decile has an average fund size of almost $10 billion, but weighted average advisory fees decline to only 50 basis points.

The full impact of differential advisory fees is illustrated graphically in Figure 1, a bar chart showing the average pension and mutual fund advisory fee in each decile.[102]

Figure 1



101. There are respectively 22 portfolios in each pension fund decile, 135 mutual funds in the first three mutual fund deciles, and 134 funds in the remaining deciles.

102. The chart is somewhat misleading in that the size of the average fund is different for public pension and mutual funds in each decile.

Comparison of pension and mutual fund investment advisory fees is confounded somewhat by portfolio/fund size differentials and the extreme negative skew of the fund size distribution for both pension and mutual fund portfolios. These issues will be addressed in turn.

The average pension portfolio is $443 million and the average mutual fund portfolio is $1.3 billion, roughly three times greater. Moreover, in the largest deciles of portfolios/funds, the average mutual fund portfolio is about six times larger than the average pension portfolio. An ad hoc comparison of pension and mutual fund portfolios on a comparable size basis reveals an even greater differential in investment advisory fees between pension and mutual funds. For comparison purposes, the largest mutual funds were removed from consideration, and the size of the average mutual fund was calibrated to be $443 million, identical to the average pension portfolio. On a size-standardized basis, weighted average mutual fund advisory fees were 67 basis points as compared to 28 basis points for pension portfolios.

Regression analysis is a more rigorous approach to comparing differential fees, and it also provides the means of controlling for the extreme negative skew in the distribution of fund size.[103] The standard technique used in studies of economies of scale is to use a log transformation on the nonlinear (skewed) variable.[104] This technique was applied to compare the differential responsiveness of pension and mutual fund advisory fees to increases in fund size. Regressions of the following form were run on both the pension and mutual fund data: Advisory Fee = a + b (Ln Size), where the advisory fees are scaled in whole basis points, and size is scaled in millions of dollars under management. The analysis yielded the following data:

Type	Degrees of Freedom	a Intercept (t stat)	b Ln Size (t stat)	Explained Variance
Mutual Funds	1,342	91 (41.8)	-3.5 (-9.3)	.06
Public Pension Funds	219	103 (14.2)	-11.4 (-9.1)	.27

The negative slope coefficient of both regressions indicates that advisory fees decline as the log of assets under management increases. Both slope coefficients are statistically significant. However, the slope coefficient for the pension fund regression is three times greater than the mutual fund regression. This reflects that pension fund fees are three times more sensitive to assets under management than mutual fund fees. The level of explained variance is more than four times greater for pension funds than mutual funds. This means that equity portfolio size explains only 6% of the variation of mutual fund advisory fees but 27% of pension advisory fee. Clearly there are variables other than fund size that impact advisory fees for both pension and mutual funds, and there is much more unexplained variance in the case of mutual funds than pension funds.

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103. From Table 1, funds with greater than $5 billion in assets represented less than 5% of the total number of funds (92 out of 2161) but controlled 60% of the total assets under management.

104. *See* David A. Latzko, *Economies of Scale in Mutual Fund Administration*, 22 J. FIN. RES. 331 (1999).

The Journal of Corporation Law   [Spring

It is clear that public pension fund portfolio managers are willing to accept lower fees for a greater commitment of funds under management. There is no evidence that managers of public pension fund equity portfolios are paid less than equity fund managers because they do less work or perform at a lower level. There are no well-known cost differences for the advisory function between managing an equity portfolio for a pension fund or a mutual fund. To the extent that fund shareholders require special attention, those added cost differences are absorbed by the fund as administrative costs. They do not serve to inflate advisory fees unless, of course, such costs are bundled with advisory fees in the particular fund's management contract. The authors conclude that the chief reason for substantial advisory fee level differences between equity pension fund portfolio managers and equity mutual fund portfolio managers is that advisory fees in the pension field are subject to a marketplace where arm's-length bargaining occurs. As a rule, fund shareholders neither benefit from arm's-length bargaining nor from prices that approximate those that arm's-length bargaining would yield were it the norm.

B. Portfolio Company Size and Investment Advisory Fees

It is common in the investment management business to characterize portfolios or funds by the market capitalization of the companies whose stock is held in the equity mutual fund portfolio. Company size is measured by the firm's market capitalization, defined as the product of the number of shares outstanding and the current market price per share. Generally, portfolios are labeled large, mid, or small cap (capitalization) portfolios. Definitions vary, but typically large cap companies/stocks have a total market value in excess of $10 billion, mid caps range from $1 to $10 billion, and small cap stocks are generally defined as having a market capitalization of less than $1 billion.

The pension and mutual fund samples were analyzed for fee differences based on market capitalization.[105] Of the 220 portfolios in the pension sample, 177 named large, mid, or small cap in their titles. Morningstar explicitly labels all funds for market capitalization. The results of the analysis are presented in Table 4.

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105. It is generally recognized that investment managers charge higher fees for managing small and mid cap portfolios, although the explanation for this is not immediately obvious. One reason could be that information about large cap stocks is widely available, and the market for such stocks is generally viewed as highly efficient.

Table 4
Comparison of Public Pension and Mutual Fund Investment Advisory Fees for
Portfolio Management of Large, Mid, and Small Capitalization Firms

	Public Pension Funds			Mutual Funds		
	Average Portfolio Size ($mm)	Number of Portfolios	Advisory Fees (Basis Pts)	Average Fund Size ($mm)	Number of Funds	Advisory Fees (Basis Pts)
Large-Cap	$555	92	21	$2,068	700	52
Mid-Cap	$421	17	42	$636	309	71
Small-Cap	$194	68	58	$374	334	71

Table 4 reveals that managers do indeed charge higher fees for managing small and mid cap portfolios. This pattern is observed for both pension fund portfolios and mutual fund portfolios. However, there are significant differences between the two samples. Mutual funds charge far higher fees in relation to pension fund portfolios for managing large cap portfolios. The weighted average large cap advisory fee of mutual funds is 52 basis points as compared to 21 basis points for pension fund portfolios (about 150% higher). Moreover, the average large cap mutual fund is almost four times larger than the average pension fund portfolio ($2 billion versus $555 million).

Mid and small cap portfolios exhibit similar, although attenuated, patterns. The weighted average mutual fund advisory fee for mid cap portfolios is about 70% higher than the pension advisory fee (71 versus 42 basis points) and about 20% higher (71 versus 58 basis points) for small mid cap portfolios. Thus, the most conspicuous example of high prices caused by the absence of market forces affecting equity mutual fund advisory fees is found in the large cap stocks sector. This is an important category. It dominates among the largest funds by asset size. Of the 100 largest mutual funds, 85 are large cap portfolios, and they represent 93% of the total assets of the 100 largest funds.

There are many ramifications of advisory fee rate disparities of 100% or more between those charged to mutual fund and non-fund clients by the same advisor. They are analyzed in the following section.

C. Individual Managers' Pricing: Fund Management vs. Pension Management

There were a total of 110 different money managers in the 220 pension portfolios examined. Thus, some portfolio managers were represented several times in the sample. In addition, many of the pension fund portfolio managers were also entities managing money for mutual funds. Table 5 presents data for a representative sample of the investment managers with multiple pension portfolios that also managed mutual fund portfolios. The table shows total pension assets, the number of pension portfolios, and the weighted average pension investment advisory fee. In addition, those mutual fund assets of the corresponding managers that met the screens for direct comparison with pension

funds are presented. The table shows total assets, the number of funds and sub-funds, and the weighted average investment advisory fees.

Table 5

Comparison of Individual Manager Fees For Pension Portfolios and Mutual Funds

	Public Pension Portfolios			Mutual Funds			
	Total Assets ($mm)	Number of Portfolios	Weighted Average Advisory Fee	Total Assets ($mm)	Number of Portfolios	Number of Sub-Classes	Weighted Average Advisory Fee
Alliance Capital Mgt.	7,817	5	0.18%	24,577	4	16	0.84%
Ark Asset Mgt.	2,442	7	0.45%	929	4	11	0.77%
Brinson Partners	4,597	7	0.22%	644	3	5	0.72%
Loomis Sayles	1,178	3	0.20%	583	5	9	0.49%
Oppenheimer	2,780	3	0.17%	26,518	10	38	0.55%
Putnam Investments	2,113	6	0.31%	122,459	14	48	0.47%
Overall	20,927		0.23%	178,369			0.54%

Table 5 reveals that different investment managers apparently have widely different pricing policies.[106] Alliance Capital Management charged its mutual fund customers, on average, more than 350% more than its pension customer (84 basis points versus 18 for pension portfolios). Ark Asset Management, on the other hand, charged its mutual fund customers about 70% more, but with only about a third of the level of assets under management. Putnam Investment charged about 50% more, and Oppenheimer charged almost 300% more. Large cap portfolios tend to dominate the sample presented. This is reflected in the overall averages. The overall, weighted average pension advisory fee for these managers was 23 basis points, slightly less than the weighted average for all pension managers. The overall, weighted average investment advisory fee for mutual funds was 54 basis points, 2 basis points lower than the overall average.

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106. Care must be taken in interpreting these data because the numbers for some managers include a mixture of investment styles and are thus not strictly comparable. For instance, Putnam manages six pension portfolios, comprised of two large and four small cap funds. Of the fourteen Putnam mutual funds, nine are large cap, three are mid cap and two are small cap. Moreover, where Putnam is concerned, there is a far higher level of mutual fund than pension fund assets under management. On the other hand, all of the Alliance Capital portfolios (pension and mutual funds) are large cap portfolios.

D. Externally Managed Vanguard Equity Fund Advisory Fees vs. the Fund Industry

It was noted earlier that the Vanguard Group of mutual funds tends to present lower expense ratios than the rest of the mutual fund industry. This is because Vanguard funds are run on the same basis as most companies in the economy: boards are unswervingly devoted to making as much money as possible—within legal constraints—for shareholders. Stated differently, the Vanguard funds are uncontaminated by the conflict of interest that affects most of the rest of the fund industry. Shareholders of Vanguard's externally managed equity funds thus benefit directly from their boards' ability and willingness to perform a task rarely undertaken in the fund industry—namely, to negotiate at arm's-length for lower investment management fees. This point is illustrated below in Table 6, which shows investment management fees for the ten actively managed domestic equity funds offered by the Vanguard Group as of the end of 1999.[107]

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107. These data were obtained from the annual reports of the funds as of the dates shown in the right-hand column.

The Journal of Corporation Law   [Spring

Table 6
Vanguard Investment Advisory Fees for Actively Managed Domestic Equity Funds

Fund	Investment Advisor	Base Fee (Basis Pts)	Actual Fee (Basis Pts)	Asset Size (billions)	Date
Capital Opportunity	PrimeCap Management	40	40	$5.4	10/99
Equity Income	Newell Associates Spare, Kaplan, Bischel & Assoc. John A. Levin & Co.	16	14	$2.4	9/99
Explorer	Granahan Investment Mgt. Wellington Management Chartwell Investment Ptrs	22	22	$4.1	10/99
Growth & Income	Franklin Portfolio Assoc.	9	8	$9.3	12/99
Morgan Growth	Wellington Management Franklin Portfolio Assoc.	11	11.5	$5.7	12/99
PRIMECAP	PrimeCap Management	19	19	$23.2	12/99
Selected Value	Barrow, Hanley, Mewhinney & Strauss	38	19	$0.2	10/99
US Growth	Lincoln Capital Mgt.	12	12	$19.7	8/99
Windsor	Wellington Management Sanford C. Bernstein & Co.	12	4	$23.2	10/99
Windsor II	Barrow, Hanley, Mewhinney & Strauss Equinox Capital Mgt. Tukman Capital Mgt.	12	11.5	$22.9	10/99
Weighted (Simple) Average		14.9	13.2	($11.6)	

Table 6 reveals that Vanguard is able to purchase investment advisory services for prices far lower than the industry as a whole. The weighted average base fee for the ten funds is 14.9 basis points: The base fee of the ten funds' average portfolio size is $11.6 billion. This is roughly in line with fees paid by pension funds for large portfolios. Table 3 reflects that the largest pension fund portfolios average 20 basis points for an average portfolio size of $1.5 billion (decile 10 in Table 3). Large mutual funds, on the other hand, pay 50 basis points on an average portfolio size of $9.7 billion (also decile 10 in Table 3), more than double the advisory fees pension funds pay and more than three times greater than the fees paid by the Vanguard Group.

The Vanguard Group aggressively negotiates performance fees as part of its investment advisory contracts. This practice causes the weighted average of actual fees paid to the Vanguard external managers, 13.2 basis points, to fall below the weighted average base fee. The chief reason for the difference between the weighted average base fee for the managers and the actual fees paid is due to the penalty assessed against the Windsor fund's managers for their under-performance. In all, five of the ten funds experienced investment advisory fee reductions as a result of unfavorable performance, and one fund, Morgan Growth, enjoyed a fee increase because of favorable results.

The Table 6 data vividly illustrates how cost benefits can be reaped by unconflicted boards. In round numbers, the actively managed Vanguard funds in the sample, holding aggregate assets of $11.6 billion, paid about $150 million in investment advisory fees. Had their advisory fees been subject to standard industry quality negotiations, the subject funds would have paid about $580 million in advisory fees at the prevailing fund industry rate of 50 basis points for large, externally managed equity portfolios. The Vanguard boards' aggressive, shareholder-oriented approach to buying advisory services on the free market thus generated a direct savings exceeding $425 million for the funds' shareholders in 1999 alone.

E. Further Evidence of Questionable Fund Industry Behavior: Charging High Advisory Fees for Passive Equity Portfolio Management

When a portfolio/fund is passively managed, there is no stock picking (active management) involved. Rather, the fund attempts to mimic the returns of some market index, such as the S&P 500 or the Wilshire 5000. Funds using this approach are called "index funds," and the process is called indexing.[108] Pension funds and mutual funds normally pay investment advisory fees for passive management, although in a sense the term is a misnomer. An indexed portfolio is much simpler to manage than an actively managed portfolio. The securities in the portfolio are fixed (except when changed by the index sponsor), and the manager's job is to minimize the tracking error with the index. This sometimes involves sampling a large subset of the index or the use of futures to deploy cash, but the basic process is essentially mechanical. Thus, little if any creativity is called for and personnel costs are kept to a minimum. For these reasons, investment advisory fees for passive management are typically much lower than for active management.[109]

To test whether the fee disparities previously found for external equity portfolio managers hold for index funds, the authors collected data on passive investment advisory fees for mutual funds, pension funds, and the Vanguard S&P 500 Fund.[110] The results are presented in Table 7.

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108. *See, e.g.,* Jonathan Clements, *Getting Started: Index Funds Are Hot—But Which One?*, WALL ST. J., June 6, 1990, at C1.

109. *See, e.g.,* James A. White, *Investing Lessons of the Eighties: The Decade of Phenomenal Growth for Institutions*, WALL ST. J., Dec. 26, 1989, at C1, C17.

110. The analysis is limited to plain vanilla S&P 500 indexed portfolios. It is also common to find portfolios indexed to other indexes, such as the Russell 2000 or the Wilshire 5000 stock indexes. In addition, enhanced index funds are sometimes seen where there is a small active component on top of a basic passive approach.

The Journal of Corporation Law   [Spring

Table 7
Comparison of Weighted Average Investment Advisory Fees on S&P 500 Index Funds for Pension Portfolios, Mutual Funds, and the Vanguard S&P 500 Index Fund

	Number of Funds/ Portfolios	Average Fund/Portfolio Size (billions)	Weighted Average Investment Advisory Fee (basis pts)
Mutual Funds Total	36	$2.1	20
Mutual Funds Reduced	31	$1.2	16
Pension Funds	20	$2.1	1.4
Vanguard S&P 500 Fund	1	$91.1	.01

Pension funds paid an average of 1.4 basis points to outside index fund managers. The average portfolio was $2.1 billion among the 20 pension fund portfolios examined. The typical mutual fund of the same size paid 20 basis points to their investment advisors. These results are confounded somewhat by the willingness of some funds' investment advisors to reduce total expenses.[111] Elimination of the five funds following this practice reduced the average portfolio size to $1.2 billion and the weighted average investment advisory fee to 16 basis points, a figure that is still more than ten times the weighted average pension index fund advisory fee. The Vanguard S&P 500 Fund (First Index) was a $91 billion fund as of October 1999. Examination of First Index's 1999 annual report revealed that Vanguard charged an investment advisory fee of $100,000 for the whole fund. This is equivalent to about 0.01 basis points.[112]

It is difficult to see how mutual fund investment advisors can justify advisory fees that are more than ten times greater than those charged for pension funds. Indexing is a mechanical process that is essentially identical for pension funds and mutual funds. In other words, the name or identity of the customer buying the service is not a valid justification for charging a higher or lower price. The indexing data further supports this Article's findings that fees for externally managed mutual funds are bloated; where arm's-length bargaining occurs, fees charged for an identical service are dramatically lower.

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111. The best example of this is the Fidelity Spartan Fund. It was a $27 billion fund in October 1999 and the contractual (and actual) investment advisory fee was 24 basis points. However, by agreement, the expense ratio is limited to 19 basis points, and the procedure to accomplish this is a reduction in overall expenses. Unfortunately, this expense reduction cannot be uniquely associated with advisory or administrative expenses. In the final analysis, an overall expense ratio of 19 basis points, if maintained, is quite competitive and reasonable. *See supra* Table 2 (illustrating that, for large equity funds, average administrative fees alone approximated 17 basis points). This is not true of the remaining funds, which had a weighted average administrative fee of 18 basis points in addition to the 16 basis points investment advisory fee.

112. The expense ratio was 18 basis points, reflecting fund administrative costs. There were no distribution fees.

F. Analysis of Causes Underlying the Fund Industry's Dysfunctional Competitive System

1. Introduction

The fund industry is over-regulated and under-policed. The absence of a strong corrective influence should not be surprising. Those in control of an industry boasting over $7 trillion in liquid assets can afford superb lawyers, lobbyists, and public relations specialists. The fund industry has all of these in abundance. ICI President Matthew Fink energetically argues against major reform proposals,[113] contending that "[c]ompetition is working effectively in the interests of investors."[114] Lately, Congress has not shown interest in improving investors' remedies[115] and cannot be counted on to alter the way

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113. *See, e.g.*, GAO REPORT, *supra* note 12, Appendix III, at 117-20 (Letter from Matthew P. Fink, President, on behalf of the Investment Company Institute defending the status quo in the face of the GAO's recommendation for enhanced shareholder disclosure). On the other hand, the ICI has taken some pro-shareholder positions, such as supporting increased funding for the SEC, privacy protection for shareholder information, and limitations on personal investing by fund managers. Lewis Braham, *A Raw Deal for Fund Shareholders*, BUS. WK., July 31, 2000, at 94.

114. *Improving Price Competition*, *supra* note 40, at (Statement of Matthew P. Fink, President, Investment Company Institute. Mr. Fink finds the mutual fund industry competitive to an extent other observers do not. For example, the GAO recently issued a detailed report finding that mutual funds generally do not attempt to compete with each other on the basis of costs; for example, price competition is muted. GAO REPORT, *supra* note 12, at 62-65. The report observed that "most economists view competition in the mutual fund industry as imperfect." *Id.* at 64. It also noted that there was some evidence that competition was not completely absent, pointing to the growing popularity of index funds and the fact that "the two largest fund groups are among the industry's low-cost providers." *Id.* at 65.

On behalf of the ICI, Mr. Fink greeted a preliminary version of the GAO's report as follows: "We agree with the draft report's conclusion that the mutual fund industry is highly competitive . . . ." Letter from Matthew P. Fink, President, Investment Company Institute, to Thomas J. McCool, Director, Financial Institutions and Market Issues, U.S. General Accounting Office (May 3, 2000), *reprinted in* GAO REPORT, *supra* note 12, at Appendix III. In fact, the only use of the phrase "highly competitive" found in the GAO Report is in Mr. Fink's letter, which appears as an attachment. What the GAO actually found was this:

> [A]lthough thousands of mutual funds compete actively for investor dollars, competition in the mutual fund industry may not be strongly influencing fee levels because fund advisors generally compete on the basis of performance (measured by returns net of fees) or services provided rather than on the basis of the fees they charge.

Id. at 7.

115. The Private Securities Litigation Reform Act of 1995, 15 U.S.C.A. § 78u-4 (West 1997), enacted over President Clinton's veto, is such a statute. It was designed to:

> (1) curb abusive practices in the conduct of securities class action suits; (2) put greater control over class action suits in the hands of large shareholders who are not "professional" plaintiffs; (3) require more detailed information about settlements to be disclosed to shareholders; (4) deter plaintiffs from bringing frivolous lawsuits by imposing sanctions in appropriate cases; (5) give courts discretion to grant early dismissal of suits; (6) provide a statutory safe harbor for forward looking statements; and (7) provide a cap on damages by limiting joint and several liability.

Laura R. Smith, *The Battle Between Plain Meaning and Legislative History: Which Will Decide the Standard for Pleading Scienter after the Private Securities Litigation Reform Act of 1995?*, 39 SANTA CLARA L. REV. 577, 577-78 (1999). Subsequently, sensing that plaintiffs were evading the PSLRA's reach by suing in state court, Congress preempted state law claims when raised in class action suits involving publicly-held companies by enacting the Securities Litigation Uniform Standards Act of 1998, Pub. L. No. 105-353, 112 Stat. 3227 (1998).

The Journal of Corporation Law   [Spring

the fund industry chooses to conduct itself. The SEC generally has contented itself with presenting proposals destined to have little impact on the way most mutual funds do business.

In the courts, the industry's attorneys have enjoyed tremendous success in protecting management interests: the vast array of legal weaponry found in the securities laws and common law regularly comes to naught when targeted at mutual fund directors and investment advisors. Whatever the theory and wherever the forum, with impressive precision, fund shareholders' claims have been presented, scrutinized, and with scant exception, found wanting.[116]

2. Section 36(b) Case Law Safeguards the Status Quo

The traditional focal point of fund industry advisory fee litigation is section 36(b) of the Investment Company Act of 1940,[117] an express cause of action permitting fund fee payments to be attacked, subject to several severe limitations: (1) plaintiffs are not entitled to a jury trial;[118] (2) only shareholders or the SEC have standing to sue[119] (the fund may not sue for wrongs inflicted on it, as in a common law derivative suit); (3) plaintiffs have the burden of proof, meaning that self-dealing fiduciaries are relieved of the burden of proving fairness;[120] (4) damages are not recoverable for any period prior to one year before the action was instituted;[121] (5) recovery is limited to actual damages resulting from the breach of fiduciary duty and may not exceed the amount of the payments received by such recipient from the investment company or its security holders;[122] and (6) federal courts have exclusive jurisdiction.[123] On the less-weighty, pro-shareholder side of the ledger, section 36(b) lawsuits are immune from the strictures of the Private Securities Litigation Reform Act.[124] Section 36(b), though important in

116. Fund management companies have a sterling litigation record. *See* BAUMOL ET AL., *supra* note 2, at 68, 72-74, 84-85. Like Big Tobacco, fund sponsors to date have never paid a dime in damages in cases alleging excessive advisory fees; unlike the tobacco companies, they have never lost an advisory fee lawsuit on the merits. Most of the cases challenging fund fees as excessive have been settled; those that did not settle were dismissed. *Id.*

117. 15 U.S.C. § 80a-35(b) (1994).

118. *See* Kalish v. Franklin Advisors, Inc., 928 F.2d 590, 591 (2d Cir. 1991), *cert. denied,* 502 U.S. 818 (1991); Schuyt v. Rowe Price Prime Reserve Fund, Inc., 663 F. Supp. 962 (S.D.N.Y. 1987), *aff'd,* 835 F.2d 45, 46 (2d Cir. 1987), *cert. denied,* 485 U.S. 1034 (1988); Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 487 F. Supp. 999, 1001 (S.D.N.Y.), *aff'd,* 636 F.2d 16, 17 (2d Cir. 1980), *cert. denied,* 451 U.S. 910 (1981).

119. Investment Company Act of 1940 § 36(b), 15 U.S.C. § 80a-35(b) (1994).

120. *Id.* § 80a-35(b)(1).

121. *Id.* § 80a-35(b)(3).

122. *Id.*

123. *Id.* § 80a-35(b)(5).

124. Pub. L. No. 104-67, 109 Stat. 737 (1995). Most fund shareholder class actions seeking relief under other federal theories are doomed by the Private Securities Litigation Reform Act of 1995. A case in point is *Castillo v. Dean Witter Discover & Co.*, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,299 at 91,091 (S.D.N.Y., June 25, 1998). *Castillo* involved a class action brought by three Florida investors who had lost money after investing in Dean Witter's investment company offerings. Two of the class representatives, Castillo and Fernandez, were described as inexperienced and elderly. *Id.* at 91,092. Fernandez's investment of $15,000 in Dean Witter's "U.S. Government Securities Trust" represented "his life savings." *Id.* The third class representative, Chupka, was described as having "little knowledge of mutual funds prior to investing with Dean Witter." *Id.* Class actions against fund independent directors have been made particularly difficult by the new

setting standards for fund directors' fiduciary duties, is not the last word on the subject. Section 36(b) does not preempt state law fraud and fiduciary duty claims.[125]

The seminal case interpreting section 36(b) is *Gartenberg v. Merrill Lynch Asset Management, Inc.*,[126] a suit brought by shareholders of Merrill Lynch Ready Assets Trust, a successful money market mutual fund. Between 1977 and 1981, the trust's assets had skyrocketed from $428 million to more than $19 billion, generating a jump in the fund's management fee from $1.6 million to $39 million.[127] The plaintiffs claimed that the fund was realizing cost savings through economies of size generated by the tremendous inflow of cash, which was being captured and kept by the fund's advisor in the form of higher profits. The plaintiffs contended that the cash should have been passed on to the fund's shareholders in the form of lower costs and higher net investment returns.[128]

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litigation. *See* Jordan Eth & Christopher A. Patz, *Securities Litigation and the Outside Director*, 33 REV. SEC. & COMMODITIES REG. 95 (2000).

    For present purposes, plaintiffs' key claim was that Dean Witter secretly paid extra compensation to its brokers to cause them to push Dean Witter funds that were, unbeknownst to plaintiffs, higher priced and worse performers than other available funds. *Castillo*, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) at 91,093. Because the suit was brought as a class action, the plaintiffs were required to satisfy the pleading requirements of the Private Securities Litigation Reform Act of 1995, and they failed miserably. *Id.* at 91,094. The first stumbling block was loss causation, *i.e.*, the need to connect the deception with the ensuing loss. *Id.* The court noted that what caused plaintiffs' damages was poor performance by the funds, an event unrelated to the compensation payments to the registered representatives who had sold them. The court thus found that loss causation had not properly been pleaded. *Id.* at 91,095.

    The court likewise inspected and found wanting the various alleged misleading statements or omissions asserted by the plaintiffs. *Castillo*, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) at 91,096-97. The court rejected out of hand the notion that Dean Witter owed an obligation to compare its funds' allegedly poor performances with competitors' products, finding, as a matter of law, that there is no obligation to disclose information about competitors' products. *Id.* at 91,097. Significantly, the court implied that placing such a burden on Dean Witter would be unfair because it would be hard for "the broker to define its competitors for purposes of comparison, particularly since the various holdings in mutual funds are different in innumerable respects." *Id.* at 91,097 n.10

    As for the claim that plaintiffs were duped because they were not advised that Dean Witter brokers were paid extra compensation to favor Dean Witter funds, the court scolded: "Plaintiffs should have been aware that sale of a Dean Witter fund, as opposed to an outside fund, would mean greater compensation for the Dean Witter companies," and that requiring any special warning about salesperson conflicts would impose new duties never previously recognized under the securities laws. *Id.* at 91,098. Here the court simply was dead wrong. Receipt of secret profits by fiduciaries has long been recognized as grounds for a securities fraud suit. *See, e.g.*, Coburn v. Warner, 110 F. Supp. 850 (S.D.N.Y. 1953) (holding a secret commission actionable); SEC v. Kaweske, [1995-1996 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 98,950 at 93,600 (D. Colo. Nov. 28, 1995) (holding that secret commissions received by the fund advisor from issuers actionable). *See also* Investment Company Act Release No. 9470, 10 S.E.C. Docket 680, 681 n.3 (Oct. 4, 1976) ("It would raise serious questions under the anti-fraud provisions ... for a broker-dealer to recommend a change of customer's investment... merely because such a change would result in compensation for the broker dealer."). The same view can be found under state law. *See* O'Malley v. Boris, 742 A.2d 845 (Del. 1999) (holding that brokerage firm's receipt of ownership interest in a fund management company in exchange for transfer of a firm's customer accounts to a new fund complex may be a material fact required to be disclosed to customers under Delaware fiduciary duty law).

    125. *See* Green v. Fund Asset Mgmt., L.P., 245 F.3d 214 (3d Cir. 2001).

    126. 694 F.2d 923 (2d Cir. 1982).

    127. *Id.* at 930.

    128. *Id.* at 928.

En route to affirming the district court's order dismissing the fund shareholders' claims, the Second Circuit articulated a number of precepts adopted by subsequent courts in 36(b) cases:

1. To be guilty of a violation of § 36(b) . . . the advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining. . . . To make this determination all pertinent facts must be weighed.[129]

2. In determining whether the foregoing standard is met, the following factors need to be weighed: (a) the nature and quality of services provided to fund shareholders; (b) the profitability of the fund to the advisor-manager; (c) fall-out benefits; (d) economies of scale; (e) comparative fee structures; and (f) the independence and conscientiousness of the trustees.[130]

3. Though rates charged by other advisor-managers are a factor to be taken into account in evaluating reasonableness, the normally "unseverable relationship between the advisor—manager and the fund it services tends to weaken the weight to be given to rates charged by advisors of other similar funds."[131]

4. [The] argument that the lower fees charged by investment advisors to large pension funds should be used as a criterion for determining fair advisory fees for money market funds must . . . be rejected.[132]

As the *Gartenberg* test's first prong demonstrates, section 36(b) exists to help insure that prices paid by fund shareholders reflect prices set through arm's-length bargaining. The test furnishes a blueprint for those interested in designing challenges to allegedly oppressive fee regimes. Nevertheless, despite gaping differences between fee schedules for advisory services used in the fund industry and elsewhere, no plaintiff has yet met the *Gartenberg* burden of proving that fees extracted from a given fund are "unreasonably unreasonable."[133] A central problem has been investors' inability to generate the data needed to discharge their burden of proof.

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129. *Id.* at 928-29.

130. *Id.* at 929-32.

131. *Gartenburg*, 694 F.2d at 929.

132. *Id.* at 930 n.3. The court justified its ruling on this point on the grounds that "[t]he nature and extent of the services required by each type of fund differ sharply. . . . [T]he pension fund does not face the myriad of daily purchases and redemptions throughout the nation which must be handled by the Fund, in which a purchaser may invest for only a few days." *Id.*

133. The term was coined by Judge Henry Friendly in discussing the role of courts in reviewing fund fee cases:

> There is a common law liability of directors for waste, and while a plaintiff who seeks to prevail on that score may have to show that the fee is not merely unreasonable but unreasonably unreasonable, a court still has the job of comparing what has been done with what has been received.

Investment Company Act Amendments of 1967: Hearing on H.R. 9510 and H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce, 90th Cong. 610 (1967) (statement of Judge Henry J. Friendly, U.S. Appeals Court., N.Y., N.Y.).

The *Gartenberg* plaintiffs failed to prove either the presence of economies of scale or the advisor's failure to share them with the fund.[134] The plaintiffs' efforts to show unreasonableness by pointing to rates charged by other fund managers were rejected on the stated ground that fees charged by other advisors have little relevance because advisors do not bid against each other in an effort to gain more fund assets to manage.[135] Thus, fund advisors' concerted refusal to compete with each other inures to their advantage to the extent it insulates the fund industry's advisory fee price structure from comparison with fee structures in related fields, such as the market for pension advisory services, where arm's-length bargaining over fees occurs not just in theory but in fact. Happily for equity fund shareholders, *Gartenberg*'s refusal to allow use of comparative fee data seems limited to the facts before the court. In *Gartenberg*, the court was addressing use of pension fund fee data in a suit challenging fee levels in a money market fund. The court's ruling on admissibility would have no force in an apples-to-apples suit where equity pension fund fee levels are compared to fee levels for an equity mutual fund.

Nonetheless, in *Kalish v. Franklin Advisors, Inc.*,[136] the district court dismissed fiduciary duty claims against the defendant fund investment advisor, holding that it was improper to compare the profitability of fund managers to earnings reaped elsewhere in the financial services area: "[T]o the extent that comparisons are probative at all, a mutual fund advisor-manager must be compared with members of an appropriate universe: advisor-managers of similar funds."[137] The fund in *Kalish* invested in GNMA securities. The court in *Kalish* held, in essence, that the designation "similar funds" required disregarding evidence drawn from comparison with Vanguard group's low-cost GNMA fund.[138] The court branded any comparison with Vanguard "seriously flawed,"[139] even though Vanguard's GNMA fund, like Franklin's, was managed by an external investment advisor.[140] The court focused on factors that distinguished Vanguard funds as unique including their internal management and their tendency to furnish

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134. *Gartenberg*, 694 F.2d at 931.
135.

We disagree with the district court's suggestions that the principal factor to be considered in evaluating a fee's fairness is the price charged by other similar advisors to funds managed by them, that the "price charged by advisors to those funds establishes the free and open market level for fiduciary compensation," that the "market price . . . serves as a standard to test the fairness of the investment advisory fee," and that a fee is fair if it "is in harmony with the broad and prevailing market choice available to the investor." Competition between money market funds for shareholder business does not support an inference that competition must therefore also exist between advisor-managers for fund business. The former may be vigorous even though the latter is virtually non-existent. Each is governed by different forces. Reliance on prevailing industry advisory fees will not satisfy § 36(b).

Gartenberg, 694 F.2d at 929 (internal citations omitted).
136. 742 F. Supp. 1222 (S.D.N.Y. 1990).
137. *Id.* at 1237.
138. *See id.* at 1230, 1250 (discussing and rejecting the Vanguard analogy).
139. *Id.* at 1250.
140. *Id.* at 1231. Distinguishing factors focused on by the court were that the Vanguard funds were unique due to their internal management and their tendency to furnish "corporate management, administrative, shareholder accounting, marketing and distribution services" on an "at-cost" basis. *Kalish*, 742 F. Supp. at 1231.

"corporate management, administrative, shareholder accounting, marketing and distribution services" on an "at-cost" basis.[141] The court viewed the low advisory fee (.03%) charged by the Vanguard GNMA fund's external advisor, Wellington Management Company, as attributable to the "the great buying power possessed by the Vanguard group."[142] Not mentioned by the court was another plausible justification that the Vanguard fund's board had bargained effectively and aggressively with Wellington to serve Vanguard's shareholders' interests. The court in *Kalish* likewise implied that Wellington had cut its fees for Vanguard's GNMA fund in an effort to win advisory contracts at other Vanguard funds.[143] An expert in the financial services field offered a one-word appraisal of the *Kalish* court's refusal to accept the Vanguard GNMA analogy argued by plaintiffs: "Heresy."[144]

The district courts in *Krinsk v. Fund Asset Management, Inc.*[145] and *Schuyt v. T. Rowe Price Prime Reserve Fund, Inc.*[146]were equally willing to favor industry defense arguments. Like *Gartenberg*, each dealt with attacks under section 36(b) on advisory fee levels assessed against shareholders of money market mutual funds. The court in *Krinsk* dismissed a fiduciary duty claim against Merrill Lynch, advisor to CMA Money Fund, under section 36(b),[147] and also dismissed a proxy claim under 14a-9.[148] In construing the *Gartenberg* factors, the court in *Krinsk* made a number of significant rulings. First, the court held that plaintiffs would not be permitted to prove that the fund's performance, lauded by the advisor as being "at or near the top of money market funds,"[149] was actually inferior when analyzed on a "risk-adjusted" basis taking into account the portfolio's volatility.[150] Seizing on the fact that the SEC did not require risk-adjusted performance ratings, the court rejected the "concept of 'risk-adjusted' return as a standard of fund performance measurement."[151]

On the crucial issue of the advisor's profitability, the court in *Krinsk* received three expert reports presenting widely varying findings. Plaintiffs' expert testified that in 1984, the CMA generated pre-tax profits for Merrill Lynch of $47.5 million and a pre-tax return on revenues of 28.5%.[152] Merrill Lynch's chief expert reported a loss of $77 million and a *negative* profitability percentage of 55.8.[153] The court understated the issue when it

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141. *Id.* (quoting a letter sent to the defendant from Lipper Analytical Services, Inc., a leading source on statistics of mutual fund performance).

142. *Id.* (same).

143. *Id.*

144. Interview with Richard Ennis, Founder and former Chief Executive Officer, Ennis, Knupp & Assoc. (July 19, 2000).

145. 715 F. Supp. 472 (S.D.N.Y. 1988).

146. 663 F. Supp. 962 (S.D.N.Y. 1987), *aff'd*, 835 F.2d 45 (2d Cir. 1987), *cert. denied*, 485 U.S. 1034 (1988).

147. *Krinsk*, 715 F. Supp. at 502-03.

148. *Id.* at 503.

149. *Id.* at 487.

150. *Id.* This was a dubious ruling. One observer has found that one of the fund industry's chief disclosure shortcomings is that "there is little quantitative risk disclosure. Quantitative measures of risk can greatly aid in judging the quality of a mutual fund." *Improving Price Competition, supra* note 40, at 53 (1998) (statement of Charles Trzcinka, Professor of Finance, State University of New York at Buffalo).

151. *Krinsk*, 715 F. Supp. at 487.

152. *Id.* at 489 (citing to tables within the case).

153. *Id.* (citing to tables within the case).

held that "it is safe to say that fee based profits fall somewhere in the range between the [two] positions."[154] After disparaging both sides' presentation on profitability, the court concluded that a weighted average of pre-tax profitability over the three-year test period "would probably fall in a range from at least a few percentage points greater than 0% to perhaps as much as 33%."[155] It is not a credit to either side's lawyering that the court was left to guess at what the advisory fee netted the fund's advisor.[156] Moreover, given the court's obvious uncertainty about the advisory contract's profitability, it is difficult to conclude that the fund's directors were better educated, and this is bothersome. For the defense to win a case alleging a breach of fiduciary duty rooted in an unfair compensation charge, one would expect the court and the fund's directors to demonstrate a clear understanding of the advisory contract's profitability to the advisor.

Plaintiffs' fundamental problem in *Krinsk* thus mirrored the problems encountered in *Gartenburg* and *Kalish*: a lack of solid proof.[157] As in *Gartenburg* and *Kalish*, the court in *Krinsk* evaluated comparable expense ratios in a way that was highly favorable to the defense.[158] The court found that expense ratios for stand-alone money market funds were less relevant than for other brokerage money management accounts, and, citing *Gartenberg*, that comparison with even those funds was of "limited value due to the lack of competition among advisors for fund business."[159] The court found that the CMA Fund expense ratio placed it in the "middle range" among similar funds.[160]

The court in *Krinsk* found totally irrelevant the fact that, over and above its charging a level of costs placing it in the middle of its peer group, fund advisor Merrill Lynch pocketed an additional $65 million from a $65 annual fee it assessed against each of its one million CMA investors.[161] The "irrelevant" annual fee paid by the fund's

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154. *Id.* Merrill Lynch's average annual profitability for 1984 to 1986 according to the plaintiff was 40.4%; the defendants' expert estimated average profitability for the same period to be 32.7%. *Id.* at 494.

155. *Krinsk*, 715 F. Supp. at 494.

156. The defense lawyers certainly would dispute this point; after all, they won. On the other hand, given that the *Gartenberg* test requires that the fund's directors weigh "the profitability of the fund to the advisor-manager," the inability of the defense credibly to advance a profitability number does not speak well for either the defense's presentation or the Franklin directors' discharge of their investigative duties. *Krinsk*, 875 F.2d at 409, citing *Gartenburg*, 694 F.2d at 929-30.

157. The court in *Krinsk* likewise found the plaintiffs unable to quantify fall-out benefits accruing to Merrill Lynch flowing from (1) "commission profits from trades in the CMA program securities account;" (2) "margin interest;" (3) "management fees derived from funds other than the Fund within the CMA program;" (4) earnings from sales of products and services outside the program, but sold to Fund customers; and (5) profits earned by affiliates who transact business with the Fund. *Krinsk*, 715 F. Supp. at 494. Failure to quantify the fall-out left the plaintiff with no means of showing they contributed to the advisory fee being unreasonably high. *Id.* at 494-96. Likewise, plaintiffs failed to show Merrill Lynch benefitted from economies of scale, because they never quantified the existence and size of any economies realized. *Id.* at 496. The court held that it is not enough to show that costs decreased as the fund grew in size; the per unit cost of providing management services directly to the Fund decreases as the Fund grows, but "the per unit cost of servicing Fund shareholders does not." *Id.* The court found that money fund shareholders "tend to transfer money in and out of their funds on a regular basis," with per unit processing costs remaining constant, and not varying with the size of the fund or the number of accounts. *Id.*

158. *See Krinsk*, 715 F. Supp. at 497.

159. *Id.*

160. *Id.* In 1985, the fund had approximately one million shareholders. Janet Bamford, *See You In Court*, FORBES, Sept. 9, 1985, at 144.

161. *Krinsk*, 715 F. Supp., at 497-98.

shareholders alone generated enormous revenue for Merrill Lynch, exceeding the total amount of the fund's advisory fee.[162] The court's justification for ignoring the $65 million item was that the fee was mandatory for all Merrill Lynch CMA shareholders having cash management accounts, whether they used the CMA fund or not. It viewed the payment as "a reasonable means by which to seek to hedge against the entrepreneurial risk incurred in setting up and maintaining the CMA."[163] There is another way to characterize the annual fee: cash cow.[164]

Schuyt presents a case study of fund directors' fee-setting behavior. The fund in question had experienced ten-fold growth over three years.[165] The advisor's pre-tax profit margin had escalated from 57% for the first nine months of 1979,[166] to 59.1% for the entire year,[167] to 66.8% for 1980,[168] and to 77.3% for 1981.[169] The court in *Schuyt* approved the directors' behavior based on the *Gartenberg* factors,[170] faulting plaintiff's experts for failing to address them in detail.[171] In the course of its favorable appraisal of

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162. The advisory fee for 1985 was under $64 million. *Id.* at 479.

163. *Id* at 498.

164. Well appreciating the importance of the court's ruling that the annual fee was not subject to scrutiny under section 36(b), Merrill Lynch reacted in a predictably entrepreneurial way—it hiked the fee to $100 per year, and, for good measure, added a $25 annual charge for shareholders who wanted a Visa Gold card. Andrew Leckey, *Money Market Accounts Try to Woo Clients*, ST. LOUIS POST-DISPATCH, Mar. 18, 1993, *available at* LEXIS, Curnws File. By 1996, Merrill Lynch had 1.3 million CMA accounts. *Merrill Lynch Introduces the CMA Global Gold Travel Awards Program; First Offering of its Kind from a Brokerage Firm*, PR NEWSWIRE, Feb. 26, 1996, *available in* LEXIS, Curnws File. For the fiscal years ending Mar. 31, 1994, 1995, and 1996, the total advisory fees paid by the Money Market Fund to the Investment Advisor aggregated $101,568,034, $104,060,839, and $124,239,520, respectively. CMA MONEY FUND PROSPECTUS, July 26, 1996, at 12, LEXIS, Company Library, EdgarPlus File. This means that, by 1996, the legally meaningless CMA annual fee alone generated in that year more revenue than the advisory fee for that year, and twice the advisory revenues attacked as excessive ten years earlier in *Krinsk*.

165. *Schuyt*, 663 F. Supp. at 964. The court was impressed. It variously described the fund's growth as "unprecedented," *id.* at 980 n.53, "amazing," *id.*, and "astonishing," *id.* at 966.

166. *Id.* at 968.

167. *Schuyt*, 663 F. Supp. at 979.

168. *Id* at 978-79.

169. *Id.* at 979. In blessing such a munificent return for the advisor, the court cautioned that it was "not holding that a profit margin of up to 77.3% can never be excessive. In fact, under other circumstances, such a profit margin could very well be excessive." *Id.* at 989 n.77. In *Strougo v. BEA Assocs.*, [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,742, at 93,611 (S.D.N.Y. Jan. 19, 2000), a closed-end fund advisory fee case, the district court recognized another way to establish under section 36(b) that advisory fee levels are unfairly high: contrast the advisor's take with shareholders' total return. In *Strougo*, for fiscal years 1997 and 1998, the advisor's net fee equaled 46.0% and 42.3% of the fund's total investment income. *Id.* ¶ 93,616. In light of the fund's poor performance relative to peer funds, these numbers made it "impossible to say, as a matter of law, that the net advisor fee . . . is not disproportionately large enough to bear an unreasonable relationship to the services rendered by that advisor." *Id.*

170. The factors are articulated in *supra* text accompanying notes 129-32. The *Schuyt* court's explanation of how the directors' conduct militated in favor of a defense verdict in light of those factors is found in *Schuyt*, 663 F. Supp. at 974-88.

171. *Schuyt*, 663 F. Supp. at 973-74. Defendants' expert fared little better. His position that fees were not excessive rested in part on his contention that "the market for advisors . . . [is] sufficiently competitive to prevent excess profits." *Id.* at 974 n.39. The problem with this testimony, of course, is that it is untrue; it flies in the face of *Gartenberg's* finding that fund shareholders are basically locked into buying services from their current advisor. "[I]nvestment advisors seldom, if ever, compete with each other for advisory contracts with mutual funds." *Id.* (quoting Gartenburg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 929 (2d. Cir. 1982)).

the directors' behavior, the court approved of this formulation of directors' duties by the lawyer who served as independent counsel to the fund's independent directors: "The basic test is whether the directors can satisfy themselves that the information that is available provides a reasonable basis for judgment that the benefits of the economies of scale are, in fact, shared by the advisor with the Fund . . . ."[172]

Though the court recognized that other funds' fee schedules were relevant, indeed, "significant to economies of scale,"[173] it rejected the attempts of the plaintiff's experts to show excessiveness by comparing the advisory fee to the fees they charged "to its private counsel accounts and fees charged by others for performing different types of services,"[174] faulting the expert for failing to correlate the nature of the services provided in the different settings.[175]

While *Schuyt* can be read to leave the door open to proof of excessiveness built in part on evidence of fees charged by the advisor in other venues, the court also emphatically rejected use of fee rates used by banks and trust companies in rendering advisory services outside the fund industry, finding such services "unrelated to the advisory services at issue in this case" and ineligible for consideration under *Gartenberg*.[176] The court in *Schuyt* dismissed the idea that advisory fees charged outside the fund industry could furnish helpful guidance, contending, as did the appellate court in *Gartenberg*, that managers in other venues are not required to cope with processing numerous purchases and redemptions each day.[177] This is a very questionable distinction, at least when the issue is the advisory fee level. It is true, of course, that daily shareholder redemptions add costs to mutual fund administration, and the redemption feature distinguishes mutual funds from other professionally managed investment portfolios, such as pension and endowment funds. On the other hand, the costs associated with the characteristics that make mutual funds unique (such as the need for daily pricing of portfolio securities) tend to be nominal,[178] and in any event, get realized as administrative expenses.

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172. *Schuyt*, 663. F. Supp. at 969 n.20 (quoting Exhibit AL, at 11). *See also id.* at 970 n.25 (restating "the basic test").

173. *Id.* at 972 n.34.

174. *Id.* at 973 n.38.

175. *Id.* at 973-74 n.38.

> In making his comparison . . . Mr. Silver neglected to inquire about the services provided to [T. Rowe Price's private] counsel clients . . . and was therefore unable to compare the fees charged to the fund to the fees charged to counsel clients. The evidence before this Court clearly indicates that if Mr. Silver had made such an inquiry, he would have found that the types of services provided by the Advisor to the Fund and private counsel clients differ substantially.

Schuyt, 663 F. Supp. at 973-74 n.38.

176. *Id.* at 974 n.38.

177. In so holding, the court cited *Gartenberg* for the proposition that "fee rates of advisors to non-mutual fund clients should not be used as criterion for determining fairness of mutual fund fees because advisors to other types of entities perform services that do not involve a myriad of daily purchases and redemptions." *Id.* The court in *Schuyt* later explained that, "due to the unique nature of the services provided by money market advisors and the industry, the Court finds there were no fee schedules from the competitive market that could have appropriately guided the directors." *Id.* at 983-84.

178. The authors analyzed fund accounting fees presented in Lipper Analytical's mutual fund data. They found that weighted average fund accounting fees amounted to about two basis points of funds' weighted average net assets.

For equity mutual funds, share redemption results in few, if any, added portfolio management costs. Fees paid by the Vanguard group to the outside portfolio managers it hires are rock bottom and comparable to equity pension fund management costs. The asset pools managed by those advisors are, as with the case of all funds, subject to fluctuation as new sales arise and shareholders redeem. In truth, portfolio management costs are subject to substantial economies of scale, as the authors' empirical research shows.[179]

Included in the plaintiff's allegations in *Schuyt* was the charge that the fund's shareholders had been misled, in violation of Rule 14a-9 under the Securities Exchange Act of 1934, due to a failure to disclose to them in a proxy solicitation information concerning the profitability of the advisory contract to the advisor.[180] The court held that, from the standpoint of the fund's shareholders, information disclosing the advisory contract's profitability to the advisor was immaterial as a matter of law.[181] The court found "that the omitted profitability information is neither accurate nor significant enough to influence the vote of investors . . . ."[182]

Obvious problems exist with the court's 14a-9 ruling. First, the court applied an improper test. In a 14a-9 case, the materiality test is not whether the omitted fact would cause an investor to change his or her vote; the voting decision need not be altered.[183] All that is necessary is that there be a substantial likelihood that a reasonable investor would consider the fact important.[184] Adding to the seriousness of the court's analytical error was its willingness to shrug off the need for disclosure on the ground that the profitability information that would have been disseminated about the advisory contract was inaccurate. The court thus turned a blind eye to the fact that the advisor and the fund directors were using and relying on inaccurate profitability data, a circumstance that a reasonable shareholder surely could have viewed as material, particularly in light of the court's finding that the advisor's pre-tax profit margin was an astronomical 77%. Without detailed discussion, the Second Circuit affirmed the lower court's ruling in *Schuyt* two days after it was argued, "substantially for the reasons stated in Judge Ward's thorough opinion . . . ."[185]

179. See *supra* notes 93-105 and accompanying text.

180. *Schuyt*, 663 F. Supp. at 989.

181. *Id.* at 990. "[A] reasonable shareholder would not consider profitability information important when voting on the investment advisory agreement." *Id.* The court justified its immateriality ruling on the ground that the SEC did not require disclosure and lacked proof that "such profitability information is commonly provided in proxy statements by others in the money market industry." *Id.* According to one SEC official, disclosure of information about the advisor's profitability in fund proxy statements "has somewhat of a checkered past," and is not expressly required. Letter from Anthony A. Vertuno, Senior Special Counsel, SEC, Division of Investment Management, to John C. Bogle, Chairman, The Vanguard Group (Feb. 29, 1996) (on file with author). Funds must disclose factors weighed by the board in setting the advisory fee, including advisor profitability which "is often considered by a fund's board," but the disclosure may be made "without specific numbers." *Id.* In short, on the crucial issue of disclosure to fund shareholders about the dollars paid for advisory services, the SEC tolerates, and thus abets, nondisclosure or, at best, weak, generalized disclosure.

182. *Schuyt*, 663 F. Supp. at 990.

183. TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 448-49 (1976).

184. *See infra* note 219.

185. Schuyt v. Rowe Price Prime Reserve Fund, Inc., 835 F.2d 45, 46 (2d Cir. 1987).

3. Problems With the Gartenberg Test As Applied

Gartenberg's reasonableness test is unexceptionable in theory; in practice, it is a failure. The reasonableness test's starting point is fair; it is a demand that fees be equivalent to those resulting from "arm's-length bargaining." The next part of the test demands that among the factors that "are to be considered" are "comparative fee structures."[186] So far, so good. What happens next is not good; *Gartenberg's* pro-investor logic becomes perverted. Post-*Gartenberg* courts have improperly denied the relevance of advisory fee structures actually set by arm's-length bargaining (as in the pension fund advisory fee analogy). Low-cost fee structures charged by other funds (like Vanguard's) are likewise found essentially irrelevant, if for no other reason than the fact that, because fund advisors refuse to compete against each other for advisory business, lower prices are not available to the fund. Misapplication of the *Gartenberg* criteria has led to a tilted playing field. The absence of a competitive market has not become a reason for enhanced scrutiny, but a justification for fitting the judiciary with blinders.

Problems prevail with the judiciary's refusal to consider and learn from free market pricing patterns. The *Kalish* court's refusal to credit the Vanguard analogy is absurd. Vanguard competes directly with all other funds for investors' money. Its pricing structure is relevant precisely because its low cost orientation provides a yardstick for measuring the reasonableness of other funds' fee structures.[187] To say that Vanguard's fee schedules are irrelevant just because the Vanguard managers, like most other corporate managers in the economy, operate with an eye single to their shareholders' interests, only calls attention to the peculiarity of the fund industry's default management structure. Likewise, it is foolish to say that fee levels charged by pension funds' external advisors have no relevance to mutual fund advisory services. If, as *Gartenberg* insists, free market pricing (or "arm's-length bargaining") is relevant to the examination of fees under section 36(b), then all pertinent evidence should be marshaled and scrutinized. This includes prices set in the free market for the same commodity, whether by Vanguard funds, pension funds, endowment funds, or other institutional investors. Again, it is improper to read *Gartenberg* as barring such evidence, for the court in that case held the pension fund advisory fee data was irrelevant to the claim only because the fund in question was a money market fund; had it been a bond or equity fund, the court almost certainly would have allowed the comparison.

Moreover, analogies to establish fairness by fiduciaries can play a major role in addressing misconduct in the securities field. For example, experts testifying in individual brokerage account churning cases today are free to support their opinions with turnover rate data drawn from mutual fund prospectuses.[188] Another securities area where argument by analogy has been accepted relates to excessive markups. In *Grandon v. Merrill Lynch & Co.,*[189] the Second Circuit had no difficulty analogizing to markup

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186. *See Krinsk,* 875 F.2d at 409 (enumerating the *Gartenberg* factors).

187. *See* Rosenthal, *supra* note 77, at 1 ("[S]ome directors are already pondering what, if anything, they should do to lower fees .... Jenine Stranjord, independent trustee with American Century Investments, notes that as more investors move to Vanguard, mutual funds will have to re-look at fees.").

188. Both authors are personally familiar with the practice. The scholarly support for the practice stems from Donald Arthur Winslow & Seth C. Anderson, *A Model for Determining the Excessive Trading Element in Churning Claims,* 68 N.C. L. REV. 327 (1990).

189. 147 F.3d 184 (2d Cir. 1998).

limits on equity securities en route to holding that plaintiffs had stated a cause of action based on allegedly excessive, undisclosed markups for municipal securities. There is another reason why *Grandon* is pertinent here. In *Grandon*, the court dealt with a material nondisclosure issue and held that investors are entitled to be informed when the prices charged them are not reasonably related to prices charged in "an open and competitive market."[190] The authors do not understand why fund shareholders deserve a lower caliber of disclosure than investors trading municipal securities. Advisors who milk fund shareholders by charging them prices for advisory services well beyond those charged other institutions, such as pension funds, risk liability if the duty of full disclosure that *Grandon* espouses for bond market pricing gets transplanted and takes root in fund advisory fee litigation.[191]

4. The Missing Ingredient: Admissible, Compelling Data

Plaintiffs' inability to discharge their burden of proof in fully litigated fund advisory fee cases highlights a grave problem confronting plaintiffs in every suit under section 36(b) charging unreasonable fee levels: a lack of accurate supporting data. When legislation to address perceived problems with fund fee levels was considered by Congress in 1967, Professor Ernest Folk testified that saddling plaintiffs with the burden of showing that fees were excessive "unduly favors management,"[192] since fund shareholders do not have access to crucial data relating to the quality of the services provided, economies of scale, or the value of all benefits received by the advisor through its control position.[193] Congress refused, however, to shift the burden of proving fairness from the shareholder to the advisor as Professor Folk advocated.[194] This lack of data sealed the fate of the plaintiffs in *Gartenberg*, *Schuyt*, *Kalish*, and *Krinsk*.[195]

The absence of quality data still presents problems for those willing to question the status quo. Most recently, the GAO's detailed study was "unable to determine the extent to which mutual fund advisors experienced . . . economies of scale because information on the costs and profitability of most fund advisors was not generally publicly available."[196] When a federal agency, conducting an investigation at the urging of a

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190. *Id* at 189-90.

191. *See* Simon, *supra* note 10, at 130 ("What we have learned is not likely to endear your fund sponsor to you. Among our findings: You pay nearly twice as much as institutional investors for money management. And that calculation doesn't even include any front- or back-end sales charges you may also pony up.").

192. *Investment Company Act Amendments of 1967: Hearing on H.R. 9510 and H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce*, 90th Cong. 801 (1967) (statement of Ernest Folk, Professor of Law, University of North Carolina).

193. *Id* at 803-04.

194. Then SEC Chairman Manuel Cohen testified that the Commission did not object to Professor Folk's burden-shifting proposal. *Id* at 738.

195. Indeed, the Second Circuit in *Gartenberg* explicitly called attention to the plaintiffs' failure of proof:

> Our affirmance is not a holding that the fee contract between the Fund and the Manager is fair and reasonable. We merely conclude that on this record appellants failed to prove by a preponderance of the evidence a breach of fiduciary duty. Whether a violation of § 36(b) might be established through more probative evidence . . . must therefore remain a matter of speculation.

Gartenberg, 694 F.2d at 933.

196. GAO REPORT, *supra* note 12, at 33.

congressional committee, comes up empty-handed in its search for facts, it is obvious that there is a data shortage. This shortage works in favor of fund sponsors and against the interest of fund shareholders.

In truth, fund managers are blessed with a doubly favored litigation posture in fee cases: they do not have the burden of justifying their behavior and, at least prior to litigation, their adversaries are not privy to the crucial data needed to show abusive behavior. *Gartenberg*, as misinterpreted by subsequent courts, has unfairly hindered attacks on excessive fund fees. It is no wonder that recent fund litigation reflects a shift in focus away from excessive compensation claims.[197]

From the standpoint of fund shareholders, about the best that can be said of the *Gartenberg* line of cases is that they are confined to their facts. Three of the four cases—*Gartenberg*, *Krinsk*, and *Schuyt*—concerned money market fund advisory fees[198] and thus are easily distinguishable in an equity fund advisory fee case. *Kalish* dealt with a bond fund. To the extent that price competition or sensitivity to operating cost levels exists in the fund industry, it is most evident in the money market and bond fund segments.[199] None of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower. Whether a future court will accept such an analogy may depend on the care taken by the plaintiff's expert to develop, explain, and defend his or her reasoning.

197. *See* James N. Benedict et al., *Recent Trends in Litigation Under the Investment Company Act of 1940*, 32 REV. SEC. & COMMODITIES REG. 165 (1999). For example, in *Strougo v. Scudder Stevens & Clark*, plaintiffs pressed and won the argument that, in the context of a fund complex, payments to directors for serving on multiple boards could "call into question the director's independence from the manager of the complex." 964 F. Supp. 783, 795 (S.D.N.Y. 1997). This simple and straight-forward ruling enabled the plaintiffs to avoid the demand condition precedent to filing a derivative suit alleging state claims against the directors. The case "ignited a firestorm in the investment company world," leading to legislation in Maryland designed to change state law to eliminate any benefit to litigants seeking to exploit the ruling. *See* James J. Hanks, Jr., *Straightening Out* Strougo: *The Maryland Legislative Response to* Strougo v. Scudder, Stevens & Clark, Inc., 1 VILL. J.L. & INV. MGM'T 21 (1999). The Maryland legislation designed to choke off the litigation inroad made by the plaintiff in *Strougo* subsequently was held unconstitutional by Maryland's Court of Appeals in *Migdal v. Maryland*, 747 A.2d 1225 (Md. 2000).

198. Another money market fund case that has been litigated is *Meyer v. Oppenheimer*, 609 F. Supp. 380 (S.D.N.Y. 1984), *rev'd*, 764 F.2d 76 (2d Cir. 1985). *Meyer* started as an action under section 36(b) attacking advisory fees charged against the Daily Cash Accumulation Fund. That case was settled. *Meyer*, 609 F. Supp. at 381-82. The fund board subsequently adopted a Rule 12b-1 plan that caused certain costs to be shifted to fund shareholders which previously had been borne by brokerage firms distributing the fund. This was attacked under section 36(b) and other theories as a violation of the terms of the settlement agreement, and that charge ultimately was rejected. Like the other 36(b) cases, the section 36(b) claim in *Meyer* failed due to a lack of proof. *Id.* at 680-81. Interestingly, the Second Circuit expressly recommended that, on remand, the district court invite comment from the SEC. *Meyer*, 764 F.2d at 85. But when later invited, the SEC declined to participate. *Meyer*, 691 F. Supp. at 680-81. *Meyer* thus was litigated less like a full-blown advisory fee case, and more like a lawsuit alleging breach of a settlement agreement capping compensation.

199. GAO REPORT, *supra* note 12, at 62-63.

The Journal of Corporation Law   [Spring

G. Critiquing the Industry's Defense of the Status Quo

1. The Industry's Position: Rampant Competition

In his testimony before Congress in September 1999, ICI President Matthew Fink used some form of the word "compete" more than twenty-five times. His central theme was that the fund industry is the embodiment of competitive perfection: "[b]ecause of the sheer number of competitors, stringent government regulation, clear disclosure, low barriers to entry, and high scrutiny by the media, the mutual fund marketplace is a near textbook example of a competitive market structure."[200]

Insofar as he was referring to price competition, Mr. Fink's quoted claim is right in only two respects, both insignificant. It is true that, in a sense, the fund industry features low barriers to entry (a fund's initial capital may be as low as $100,000),[201] and there are a large number of funds available in the marketplace, at present more than 10,000.[202]

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200. *Improving Price Competition, supra* note 40, at 79-93 (statement of Matthew P. Fink, President, Investment Company Institute). In fairness, Mr. Fink is not alone in extolling the fund industry's alleged competitiveness. *See, e.g.,* Alyssa A. Lappen, *Funds Follies,* INST. INV., Oct. 1993, at 39 ("[A] pressing concern [is] quite simply, whether the nation's banks, as a group, have the financial—or intellectual—wherewithal to succeed in the ferociously competitive mutual fund business."); Edward B. Rock, *Foxes and Hen Houses?: Personal Trading by Mutual Fund Managers,* 73 WASH. U. L.Q. 1601, 1641 (1994) ("[P]roduct markets that are as competitive as the market for mutual funds . . . provide firms with strong incentives to adopt optimal personal trading policies."); Wallace Wen Yeu Wang, *Corporate Versus Contractual Mutual Funds: An Evaluation of Structure and Governance,* 69 WASH. L. REV. 927, 965 (1994) ("[M]utual funds operate in a very efficient and competitive market."); *see also The Financial Institutions Equity Act of 1984 Written Statement of the Investment Company Institute Hearing on H.R. 5734: Before the House Comm. on Banking, Finance and Urban Affairs,* 98th Cong. (statement of David Silver, President of Investment Company Institute), *reprinted in* PLI, THIRD ANNUAL FINANCIAL SERVICES INSTITUTE 579, 581 (1984) ("The mutual fund industry is a vigorous and highly competitive business. We are therefore vitally concerned with any legislation or regulation which would hinder free and open competition."). Mr. Wang's claim that the fund industry is competitive was premised on a cite to the "Fact Book," put out by the ICI, the fund industry's trade association, for the proposition that "[a]t the end of 1990 there were more than 3,108 mutual funds in the United States. These funds offer similar services, with competitive fees." Wang, *supra* note 200, at 965 n.159. The ICI has been accused of excessive bias in favor of fund advisors, to the detriment of fund shareholders. Braham, *supra* note 113, at 94.

201. Schonfeld & Kerwin, *supra* note 20, at 108. The requirement stems from section 14(a) of the Investment Company Act, 15 U.S.C. § 80a-15(a) (1994), which bars funds from making public offerings before their net worth equals $100,000. On the other hand, according to some industry observers, free entry is hampered by several practical problems: (1) it may be necessary for a fund to attract $100 million in assets before the advisor can cover its costs; (2) the fund's lack of an adequate performance history may prevent it from being followed by fund rating services; and (3) fund distributors recently have shown a tendency of raising their costs while reducing the number of funds and complexes they are willing to promote. *See* GAO REPORT, *supra* note 12, at 60.

202. The proliferation of funds is commonly cited as evidence that the industry is highly competitive. *See, e.g., The Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the House Comm. on Commerce,* 104th Cong. 62, 63 (1995) (statement of James Riepe, Managing Director, T. Rowe Price) ("With thousands of funds offered by hundreds of different advisors, the mutual fund industry has become very competitive. A fund with an excessive expense ratio will not be competitive and, therefore, will not attract meaningful assets if investors have alternatives."). Of course, there is another way to read the significance of the large number of market entrants: a gold rush to capitalize on extra-high margins. "There is no other marketing category with that amount of product proliferation. It defies the laws of nature, or at least the laws of marketing . . . ." Lou Rubin, *Financial Services: Feeling Isn't Mutual,* BRANDWEEK, Sept. 15, 1997, at 36, 36. The GAO Report made an oblique reference to this phenomenon:

However, in the specialized context of price competition, in all other respects, Mr. Fink's claim is substantially untrue.

2. Price Competition is Largely Nonexistent in the Fund Industry

The General Accounting Office Study examined price competition in the fund industry and concluded that "competition in the mutual fund industry is not generally price-based."[203] SEC regulation can be detailed and complex, but it has not generated any semblance of intra-industry competition on the part of equity fund advisors.[204] Stated differently, fund managers compete aggressively for new sales, but principally in ways designed to shelter high fee levels from price-cutting pressures. This state of affairs is nothing new. Fund advisors' refusal to compete with each other for advisory business has been the norm for decades.[205]

> A senior official at one mutual fund firm said in a speech that about 50 fund advisors actually attempt to compete across all types of funds. He asserted that in other industries, this number would be enough to produce fierce price competition, but he found price competition conspicuously absent among mutual fund advisors.

GAO REPORT, *supra* note 12, at 64-65 (citing John C. Bogle, Senior Chairman, The Vanguard Group, Remarks on Receiving the Special Achievement Award of the National Association of Personal Financial Advisors (June 4, 1999)).

203. GAO REPORT, *supra* note 12, at 96.

204. Price competition is more pronounced for money market funds and bond funds. This is not due to differences in regulation, which is the same for these funds and equity funds. Instead, it is due to the nature of the product. Money market funds and bond funds have lately featured lower returns, accentuating the impact of costs on investors' returns and exerting some competitive pressure on managers to keep costs down. *Id.* at 62-63. On the other hand, for stock funds there is little evidence that shareholders are able to buy better performance by paying higher fees. *See* Tufano & Sevick, *supra* note 34, at 347.

205. Consider the following colloquy between Congressman Moss and Robert Loeffler of IDS, which occurred in the course of the 1967 House Hearings dealing with mutual fund legislation:

> Mr. Moss: . . . Do they [fund directors] cover offers from other managers?
>
> Mr. Loeffler: They have had no occasion to do [so] sir.
>
> Mr. Moss: Can you cite me any instance in any fund where that has happened?
>
> Mr. Loeffler: . . . Generally speaking, sir, it does not happen, and I do not mean to contend, and would not suggest, that the unaffiliated directors of the funds . . . should sit down and say, "We can get a better deal from another management company. . . . Therefore we shift over here."
>
> Mr. Moss: They do not really know, do they, because they do not invite any competing offers–
> . . . .Or proposals?. . . .Do they entertain any proposals? Do you go out and submit proposals to other funds?
>
> Mr. Loeffler: To other funds?
>
> Mr. Moss: To undertake management activities for them?
>
> Mr. Loeffler: No, sir.
>
> Mr. Moss: You do not.
>
> Mr. Loeffler: We have never considered this.

Investment Company Act Amendments of 1967: Hearing on H.R. 9510, H.R. 9511 Before the Subcomm. of Commerce and Fin. of the Comm. on Interstate and Foreign Commerce, 90th Cong. 479 (1967).

In the course of the same House Hearings, another fund executive, Fred Alger, presented his view of fund economics:

There is no proof that fee ranges within the fund industry, where arm's-length dealing is lacking, tend to be within hailing distance of the fee rates that the same advisory firms charge elsewhere when selling investment advisory services in the free market. In fact, the evidence shows the opposite.[206] Because, as *Gartenberg* and its progeny affirm, funds truly are prisoners; their captor-advisors have little incentive to invade other advisors' turfs, thereby inviting retaliatory price-cutting.

3. Government Regulation is Not "Stringent" When It Comes to Advisory Fee Levels

The SEC has a role to play in helping to drive competitive forces to bring fund advisory fees down, but so far it has been missing in action. The Commission could take an *amicus* position in advisory fee litigation, endorsing the relevance of comparative cost data, but it has not done so.[207] Nor has it demanded that advisors identify, quantify, and justify price disparities between the prices they charge the funds they manage versus advisory fees paid by other customers.[208] Nor has it demanded that fund sponsors explain publicly, and in detail, how they profit from their services on both fund-by-fund and complex-wide bases.[209] It has not even offered a specific reporting requirement demanding that funds report separately what they pay for advisory service, the better to foster comparative fee analyses by fund directors, shareholders, and industry observers.[210] The SEC's torpor in demanding detailed, specific accounting of fee charges is curious given the agency's professed interest in fostering a more competitive environment. Comparable data is crucial if that is to happen, something that both the

> Mr. Alger: We [fund advisors] view it [the fund share] as a product which we are just trying to–
>
> Mr. Keith: Yes.
>
> Mr. Alger: I mean, that is the way we view it.
>
> Mr. Keith: The SEC does not think this is healthy.
>
> Mr. Alger: Well, there is such tremendous competition. How can something be unhealthy which is so tremendously competitive?. . . . I mean you can only describe it in competitive terms. . . . I mean no one is making an awful lot of money. . . . I mean management companies really are not very profitable. That is the fact of it.

Id. at 506-07. Alger's views on sponsors' profitablity may well have been accurate in 1967; they no longer are today.

206. *See supra* notes 85-107 and accompanying text.

207. Indeed, in *Meyer v. Oppenheimer Management Corp.*, 609 F. Supp. 380 (S.D.N.Y. 1984), *rev'd,* 764 F.2d 76, 80-81 (2d Cir. 1985), the SEC expressly refused the district court's invitation to weigh in with its views. In the course of the 1967 Senate Hearings into fund industry governance, Professor Paul Samuelson stated his conclusion "that in the past competition has not served to bring down management fees to a minimal competitive level," and he suggested that "the SEC should be required to help the courts as a friend of the court in deciding on what has constituted adequate performance and proper remuneration." *Mutual Fund Legislation of 1967: Hearing on S. 1659 Before the Senate Comm. on Banking and Currency,* 90th Cong. 354 (1967) (statement of Prof. Paul Samuelson).

208. Indeed, it has studiously avoided calling for frank, detailed disclosure of advisors' profitability in fund proxy statements. *See* Letter from Anthony A. Vertuno, *supra* note 181.

209. The SEC has considered and rejected adding a proxy disclosure requirement that shareholders be given an "adviser balance sheet." *Id.*

210. This oversight led to the SEC staff recently admitting that it could not directly analyze the cost of providing portfolio management services "because the data are unavailable." *See infra* note 234.

Wharton Report prepared for the SEC, and the Public Policy Report, written by the SEC, recognized when they focused on comparative fee structures. Those studies highlighted the disparity between advisory fee rates in the fund industry and elsewhere in the economy.[211]

The comparative cost disparities are large, and they have been deemed worthy of note by the SEC and the Wharton report authors, not to mention the experts who testify in fund fee litigation. This leads one to wonder why the SEC has not pressed for focus on fee rate differences via rule-making (not to mention the bully pulpit available to the SEC's leadership). Rather than aggressively pushing the fund industry in a direction calculated to force boards to confront noncompetitive fee levels, the SEC has been content to engage in rulemaking enshrining the status quo. Thus, a recently promulgated SEC rule, adopted after its well-publicized "roundtable" deliberation of current fund issues, mandates what is already a *de facto* standard by requiring nearly all fund boards and nominating committees to have a majority of independent directors.[212] As part of the same proposal, the SEC is requiring the independent directors to be represented by independent counsel.[213]

The rule will accomplish little. The board majority requirement is nothing but a warmed-over rehash of an SEC Investment Management Division proposal advanced eight years ago.[214] Worse, it is beside the point. Today, many, if not most, funds have a majority of directors who are supposed to be independent of the external advisor to keep fees and expenses in line.[215] In many cases, funds' independent directors already

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211. *See supra* text accompanying notes 87-94.

212. Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24816 (Jan. 2, 2001), 2001 WL 6738 (SEC). The use of independent counsel by the independent directors has flourished in recognition of the attention given the practice by the industry's real regulators, the federal judiciary. *See* Tannenbaum v. Zeller, 552 F.2d 402, 428 (2d Cir. 1977) (stating that it would have been preferable if the fund's independent directors received advice from independent counsel, rather than counsel who also represented the fund and the fund's advisor and distributor); Fogel v. Chestnutt, 533 F.2d 731, 750 (2d Cir. 1975) ("It would have been ... better to have the investigation of recapture methods and their legal consequences performed by disinterested counsel furnished to the independent directors."); Schuyt v. Rowe Price Prime Reserve Fund, Inc., 663 F. Supp. 962, 965, 982, 986 (S.D.N.Y.), aff'd, 835 F.2d 45 (2d Cir. 1987) (noting that "[d]uring all relevant times, the independent directors ... had their own counsel" who was an "important resource" and whose advice "the record indicates the directors made every effort to keep in mind as they deliberated"); Gartenberg v. Merrill Lynch Asset Mgm't, Inc., 528 F. Supp. 1038, 1064 (S.D.N.Y. 1981), aff'd, 694 F.2d 923 (2d Cir. 1982) (noting that the "non-interested Trustees were represented by their own independent counsel ... who acted to give them conscientious and competent advice"). The SEC proposal would not impose blanket requirements on all funds; however, most funds, those relying on any of the SEC's ten most commonly used exemptive rules, would be covered. *See Materials Submitted by the Division of Investment Management*, THE SEC SPEAKS IN 2000, at 13, 21 (2000).

213. *See infra* note 212 and accompanying text.

214. Protecting Investors Report, *supra* note 28, at 266-67.

215. INVESTMENT COMPANY INSTITUTE, REPORT OF THE ADVISORY GROUP ON BEST PRACTICES FOR FUND DIRECTORS 5 (June 1999) ("The vast majority of fund boards today consist of a majority of independent directors.") [hereinafter "ICI ADVISORY GROUP REPORT"]. In 1992, the SEC's staff proposed that the Commission require by regulation that a majority of fund directors be independent, and noted that this change would be minor because "many, if not most, major investment company complexes already have boards with independent majorities." SEC DIVISION OF INVESTMENT MANAGEMENT, PROTECTING INVESTORS: A HALF CENTURY OF INVESTMENT COMPANY ACT REGULATION 268 (1992). Six years ago, legislation was pending in Congress to require that a majority of fund directors be independent. One industry witness, speaking in favor of the legislation, noted that "Investment Company Institute data indicate that nearly all ... funds ... have a

The Journal of Corporation Law   [Spring

populate funds' nominating committees.[216] All of the many funds with Rule 12b-1 plans already are required to have self-nominating independent directors.[217] The independent legal counsel requirement consists mainly of high-sounding rhetoric. It calls on the independent directors to assure themselves that a lawyer they hire has no ties to fund service providers that would be likely "to adversely affect the [lawyer's] professional judgment . . . in providing legal representation."[218] This requirement does not signal a breakthrough in the field of attorney-client relations—far from it. The rule changes nothing. Any lawyer whose exercise of professional judgment on behalf of fund directors would likely be adversely affected by ties to another client would have a disabling conflict of interest under well-understood legal ethics rules.[219]

Illustrating the deferential, laissez-faire approach taken in the SEC's management reform package is the fact that the fund industry itself has proposed a set of "best practices" for fund directors that go well beyond the SEC's new requirements.[220] And

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majority of independent directors," with the result that "the proposed statutory revisions would be largely superfluous." *Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the House Comm. on Commerce*, 104th Cong. 75, 78 (1995) (statement of Paul G. Haaga, Jr., Senior Vice President and Director, Capital Research and Management Company). A study analyzing the makeup of fund boards for the industry's 50 largest fund sponsors found in 1992 that 71% of the seats on the sampled fund boards were held by independent directors, with the average independent director sitting on sixteen board seats within the sponsor's complex. Tufano, *supra* note 34, at 331-34. Interestingly, the study found that "funds whose boards have a larger fraction of independent directors tend to charge investors lower fees." *Id.* at 348. It also found "some evidence that funds whose independent directors are paid relatively larger directors' fees approve higher shareholder fees than those directors who are paid less." *Id.* at 353.

216. American Bar Association, *Fund Directors' Guidebook*, 52 BUS. LAW. 229, 247-48 (1996) (discussing the role of nominating committees). Testifying before Congress in 1995, the Director of the SEC's Division of Investment Management noted that the requirement that fund independent directors be nominated and selected by the other independent directors "is a type of arrangement that is used in many fund complexes today." *Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the Comm. on Commerce*, 104th Cong 30 (1995) (Statement of Barry P. Barbash, Director, SEC Division of Investment Management).

217. American Bar Association, *supra* note 216, at 254.

218. Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24816 (Jan. 2, 2001), 2001 WL 6738 (SEC).

219. *See, e.g.*, MODEL RULES OF PROF'L CONDUCT R. 1.7(b).

220. ICI ADVISORY GROUP REPORT, *supra* note 215. Among other things, the ICI group recommended that at least two-thirds of the directors of all investment companies be independent directors (the SEC requires merely a majority). The ICI Advisory Group also recommended that: "Former officers or directors of a fund's investment advisor, principal underwriter or certain of their affiliates not serve as independent directors of the fund." *Id.* at 23. "Independent directors be selected and nominated by the incumbent independent directors." *Id.* at 25. "Independent directors establish the appropriate compensation for serving on fund boards." *Id.* at 27. "Fund directors invest in funds on whose boards they serve." *Id.* at 28. "Independent directors have qualified investment company counsel who is independent from the investment advisor and the fund's other service providers; and that independent directors have express authority to consult with the fund's independent auditors or other experts, as appropriate, when faced with issues that they believe require special expertise." ICI ADVISORY GROUP REPORT, *supra* note 215, at 29. "Independent directors complete on an annual basis a questionnaire on business, financial and family relationships, if any, with the advisor, principal underwriter, other service providers and their affiliates." *Id.* at 32.

> Investment company boards establish Audit Committees composed entirely of independent directors; that the committee meet with the fund's independent auditors at least once a year outside the presence of management representatives; that the committee secure from the auditor

even the industry's "best practices" proposals have been attacked as simply calling for conduct that, for the most part, already is the industry norm.[221]

What is most significant about the SEC's latest rulemaking effort is what it does not attempt to accomplish. The SEC failed to demand that funds separately and specifically identify what the advisor charges for the most crucial of all fund services: investment advice. Nor has the SEC shown any interest in calling specifically for fund independent directors to inquire whether fund managers or their affiliates[222] sell advisory services to others and, if so, on what terms.

One of the fund directors' most important jobs is to see that the bills submitted for services furnished to fund shareholders are accurate and reflect fair pricing. For fund directors to properly exercise their oversight function, they need to know the prices comparable advisory services fetch in a free market and need to consider those prices in deciding the fairness of bills presented by the fund's advisor for equivalent services. Indeed, the *Gartenberg* test explicitly requires this comparison.[223] In a glaring oversight, the SEC has not specifically called for fund directors to make such a comparative analysis. However, in light of *Gartenberg*, they surely should.[224] By failing to require uniform reporting of crucial cost data and by refusing to demand that fund advisors make public sufficient financial data to enable interested observers to calculate the profitability of advisory contracts, the SEC has paved the way for judicial findings, as in *Schuyt*, that

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an annual representation of its independence from management; and that the committee have a written charter spelling out its duties and powers.

Id. at 33.

"Independent directors meet separately from management in connection with their consideration of the fund's advisory and underwriting contracts and otherwise as they deem appropriate." *Id.* at 35. "Independent directors designate one or more 'lead' independent directors." *Id.* at 36. "Fund boards obtain directors' and officers' errors and omissions insurance coverage and/or indemnification from the fund that is adequate to ensure the independence and effectiveness of independent directors." ICI ADVISORY REPORT, *supra* note 215, at 36. "Investment company boards of directors generally are organized either as a unitary board for all the funds in a complex or as cluster boards for groups of funds within a complex, rather than as separate boards for each individual fund." *Id.* at 38. "Fund boards adopt policies on retirement of directors." *Id.* at 40. "Fund directors evaluate periodically the board's effectiveness." *Id.* "New fund directors receive appropriate orientation and all fund directors keep abreast of industry and regulatory developments." *Id.* at iii-iv.

221. *See* Barker, *supra* note 10, at 122 (reporting on a study of the top 10 complexes, accounting for 46% of the industry's assets); *ISS Takes on ICI Over Best Practices Proposals,* FUND ACTION, July 12, 1999, at 1 ("The recommendations from the ICI Advisory Group on Best Practices for Fund Directors amounted to 'a good beginning, but certainly not enough,' said ISS Director of Proxy Voter Services, Richard Ferlauto. 'It was less than half a step even.'").

222. Used with the same meaning ascribed to it in Rule 405 under the Securities Act of 1933, 17 C.F.R. § 230.405 (1999): An "affiliate" of, or person "affiliated" with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

223. *Gartenburg,* 694 F.2d at 929-30; *see* Krinsk v. Fund Management, Inc., 875 F.2d 404, at 409 (1989) (citing *Gartenburg* for the proposition that comparative fee structures should be weighed by fund boards when determining whether the section 36(b) reasonableness standard has been met).

224. In fairness to the SEC, it is not alone in failing to demand, or even suggest, that fund directors investigate other advisory dealings by the advisor or its affiliates when approving advisory fee requests. The ABA-authored *Fund Directors' Guidebook, supra* note 216, likewise ignores other advisory activity, suggesting only that directors undertake "a comparative analysis of expense ratios of, and advisory fees paid by, similar funds." *Id.* at 249-50.

profitability information is immaterial as a matter of law. Fund directors unquestionably need and deserve detailed cost and profitability disclosure,[225] and so does the public. The SEC's failure explicitly to demand that they receive it is at odds with the Commission's professed concern over the fund industry's uniquely conflicted fiduciary duty landscape; the agency's inaction also runs counter to its endorsement of disclosure as a means of enhancing competition.[226] The absence of comparative cost and profitability data makes it virtually impossible for shareholders bringing section 36(b) suits to sustain the burden of proving that fees are excessive.[227]

Requiring public disclosure of such proprietary data can be justified on the ground that the industry's incestuous management structure deprives fund shareholders of the protection that a competitive market offers. Fund managers' resort to external management should carry with it the requirement that the service providers live with less privacy than is afforded those who earn their money through arm's-length transactions. The SEC's continued willingness to permit fund managers to conceal crucial advisory fee information and profitability data leaves investors, the news media, and inquiring agencies such as the GAO stymied. For their part, the courts have shown no interest in demanding disclosure that would further comparison shopping by investors.[228] A free market price offers more than a useful analogy. Outside prices qualify as "pertinent facts" under *Gartenberg's* mandate that when the fund's board makes its fair price determination, "*all* pertinent facts *must* be weighed."[229] Moreover, assuming approximately equal levels of service, significant price discrepancies are not just "pertinent facts," they are "material facts" under the securities laws and fiduciary duty concepts[230] that need to be very carefully evaluated by the fund's directors. After all, any

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225. For an essay emphasizing the tie-in between corporate governance and financial disclosure, see Louis Lowenstein, *Financial Transparency and Corporate Governance: You Manage What You Measure*, 96 COLUM. L. REV. 1335 (1996).

226. SEC Chairman Arthur Levitt testified before Congress in 1998 that:

> Historically, Congress and the Commission have taken a three-pronged approach to investor protection. First, reduce conflicts of interest that could result in excessive charges. Second, require that mutual fund fees be fully disclosed so that investors can make informed decisions. And third, let market competition, not government intervention, answer the question of whether any mutual fund's fees are too high or low. The Commission remains vigilant on behalf of investors in its oversight of mutual fund fees and expenses.

Improving Price Competition, supra note 40 (statement of Arthur Levitt, Chairman, U.S. Securities and Exchange Commission), *available at* http://www.sec.gov/news/testimony/testarchive/1998/tsty1398.htm. Action by the Commission to mandate disclosure allowing calculation of advisory profits would address each of the three prongs mentioned by Chairman Levitt.

227. This data is essential to evaluate whether fees are excessive under *Gartenburg*, which takes into account the profitability of the fund to the advisor-manager, economies of scale, and comparative fee structures. *Gartenberg*, 694 F.2d 929-30.

228. *See In re* Donald J. Trump Casino Sec. Litig., 793 F. Supp. 543, 559 (D.N.J. 1992) ("[T]here [is no] legal obligation for management to compare itself, unfavorably or otherwise, to industry competitors. Comparison shopping is the responsibility of the reasonable investor.").

229. *Gartenberg*, 694 F.2d at 929 (emphasis added).

230. A fact is material if "there is a substantial likelihood that a reasonable shareholder would consider it important" in making an investment decision. TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976). The Court explained in *TSC* that to fulfill the materiality requirements "there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having

reduction in advisory fees directly enhances fund shareholders' returns.[231] Fund shareholders should no more overpay for advisory services than for the securities that are purchased and held in their funds' portfolios.

If fund shareholders are to see the advent of competitive pressure on advisory fees, the SEC needs to demand expressly that fund directors accumulate and weigh comparative prices used by the fund's advisor (or its affiliates) to bill for advisory services. *Gartenberg* calls for such study, for it is read to demand that the "profitability of the fund to the advisor"[232] be studied in order that the price for advice paid by the fund to its advisory be equivalent to "the product of arm's-length bargaining."[233] The Commission should require such scrutiny by fund directors, but it should also go further. It should use its rule-making authority to declare that a presumption exists that fund shareholders deserve "most favored nations" treatment over advisory fees charged by their advisors. The "most favored nations" concept is both simple and powerful. Fund shareholders should pay a price for investment advice that is no higher than that charged by the fund's advisor and its affiliated entities when billing for like services rendered to other customers, such as pension funds, endowment funds, "private counsel accounts," or other advisory service users.

Financial advisors are not philanthropists. The prices they charge funds and other consumers of advisory services necessarily have an embedded profit element. An understanding by fund independent directors of the prices charged for advisory services by their fund's advisor to its other customers cannot help but strengthen the independent directors' bargaining position. But there is more to comparison shopping than price. Differences in services rendered, to the extent they exist, need to be identified and quantified in dollars and cents terms by the fund's advisor for the independent directors' benefit. The data will furnish fund independent directors and their counsel with a way to verify the profitability claims supplied by the advisor.

In sum, the SEC's latest rulemaking effort is long on form and noticeably short on substance calculated to improve the lot of fund shareholders. In the unique context of the contemporary mutual fund industry, the SEC's time would be better spent writing rules spelling out what is meant by the term "investment advisory fee," and requiring that it be reported throughout the fund industry on a consistent basis, than preaching to fund directors about the meaning of, and need for, "independent legal counsel."[234] It is time

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significantly altered the 'total mix' of information made available." *Id. See also* 17 C.F.R. § 230.405 (1999) (definition of materiality paralleling that enunciated in *TSC Industries*). For a state law fiduciary duty case arising in the fund setting using the same materiality test, see O'Malley v. Boris, 742 A.2d 845, 850 (Del. 1999).

231. *See, e.g.,* GAO REPORT, *supra* note 12, at 28 (noting that "[v]arious studies have also documented the impact of fees on investors' returns by finding that funds with lower fees tended to be among the better performing funds.").

232. *Krinsk,* 875 F.2d at 409.

233. *Gartenburg,* 694 F.2d at 929.

234. The SEC's staff made clear in its Report on Mutual Fund Fees and Expenses that "although expense ratios are important, it can be misleading to focus on one number without identifying key factors that influence that number." REPORT ON MUTUAL FUND FEES, *supra* note 5. A key component of expense ratios for actively managed funds is the investment advisory fee, reflecting the price charged for investment advice rendered to the fund. Yet the SEC has prescribed no uniform reporting requirement for that key item, a shortcoming reflected in the staff's report on fees and expenses. The report presents the staff's finding that it was unable to analyze

for the SEC to start discharging the leadership obligation Congress gave it when the Investment Company Act of 1940 was enacted. Obviously, little support exists for the ICI's claim that "stringent government regulation" is a major force driving the industry's competitive engine. As is discussed in the next section, the SEC has the ability to wield its regulatory power to spur price competition by improving the quality of fund fee disclosure.

4. The Fund Industry Lacks, Above All, "Clear Disclosure"

When defending the fund industry, the ICI's Matthew Fink presented "clear disclosure" as a hallmark of the fund industry's "near textbook example of a competitive market structure."[235] The "clear disclosure" claim does not hold up. The GAO went looking for such "clear disclosure" and manifestly did not find it.[236] The GAO is not alone in voicing concern over the quality of fund industry disclosure. The Chairman of a House committee considering fund legislation in 1995 offered this appraisal: "[m]utual fund shareholders are beset by a confusing array of fees. Investment advisory fees, service fees, distribution fees, all of these fees can make it very difficult for investors to compare one fund against another."[237] A fund shareholder who today seeks "clear disclosure" about the advisor's bill for portfolio management, its advisor's profitability, or its demonstrated willingness to perform comparable services for significantly lower prices will not find this information available for inspection at the SEC, at any other government agency, or at fund headquarters. No such disclosures are required in fund prospectuses, though they should be.

A 1995 study commissioned by the SEC and the Office of the Comptroller of the Currency found that fund prospectuses were the single most widely used information resource consulted by investors.[238] Unfortunately, those same widely used fund prospectuses have been criticized for tending to "obscure rather than illuminate what a fund is doing."[239] In truth, a great many fund shareholders are ignorant of major insights into the product they own, and key facts are not disclosed.[240]

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directly the cost of providing portfolio management services because "the data are unavailable." The report used management fees as a proxy for the missing advisory fee data, a substitution the staff admitted was far from perfect since management fees "often pay for other services as well." *Id.*

235. See *Improving Price Competition*, *supra* note 40, at 79 (statement of Matthew P. Fink, President, Investment Company Institute).

236. For example, the GAO found its analysis of overall industry profitability stymied due to "the unavailability of comprehensive financial and cost information." GAO Report, *supra* note 12, at 6.

237. *Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the Comm. on Commerce*, 104th Cong. 2 (1995) (statement of Hon. Jack Fields, Chairman of Subcomm. on Telecomm. and Finance). Another industry observer has concluded, "Investors have a hard time determining what they are paying and an even more difficult time determining what they are getting. Some fees are hidden and many fees are charged in a complicated fashion." *Improving Price Competition*, *supra* note 40, at 50 (statement of Charles Trzcinka, Professor of Finance, State University of New York at Buffalo).

238. Robert A. Robertson, *In Search of the Perfect Mutual Fund Prospectus*, 54 BUS. LAW. 461, 472 (1999).

239. *Id.* at 475 ("While mutual fund companies are catering directly to bakers and sales clerks, mutual fund prospectuses appear intelligible to only bankers and securities lawyers.").

240. Professor Charles Trzcinka testified as follows before Congress in the course of the same hearings in which Mr. Fink made his "clear disclosure" claim:

The news media has not provided a notable counterbalance to the conflict of interest exploited by most fund advisors. Despite a number of articles in the news media illuminating some of the fund industry's shortcomings prejudicial to shareholders,[241] for the most part, the industry has escaped careful, searching, sophisticated scrutiny of its pricing practices by journalists, as well as the SEC and the GAO. Perhaps news analysts are daunted by the density and complexity of fund financial disclosures. If so, they are not alone.

The SEC shows no signs of facing up to the fact that the industry it regulates features confusing, incomplete, and inadequate fee disclosure. Instead, like the ICI, the SEC professes that the opposite is true. The Division of Investment Management's recently-promulgated *Report on Mutual Fund Fees and Expenses* offers this self-congratulatory assessment: "Through the Commission's disclosure efforts, mutual fund fee information is readily available to investors in an understandable, easy-to-use format in the new mutual fund prospectuses."[242] A disinterested observer is left to wonder how fee information can be understandable and easy to use when some funds mix

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> The theme of my work is simple. Investors have a hard time determining how much they are paying and an even more difficult time determining what they are getting. Some fees are hidden and many fees are charged in a complicated fashion. At best, the total fee can be estimated from the disclosure of most funds but if an investor decides to estimate fees, it is very difficult to compare portfolios of risky securities. There are limitations in applying all measures of risk and there is a lack of uniformity in their application.

Improving Price Competition, supra note 40, at 50.
Professor Trzcinka's findings are as follows:

> Total expenses paid by investors have not fallen over the past decade and probably have risen.
>
> There is no relationship between the level of expense ratios and risk-adjusted performance except that large expense ratios substantially reduce performance.
>
> There is no evidence that managed mutual funds have performed better than funds that simply try to match an index or a combination of indices.
>
> There is little evidence of persistence of good performance, there is stronger evidence of persistence of poor performance.
>
> Good performance is rewarded by investors, poor performance is ignored except when the poor performance is extreme.
>
> Information available to investors on mutual fund portfolio management is poor.

Id.
 Many of Professor Trzcinka's views were echoed at the hearings by witness Harold Evensky, a certified financial planner who complained:

> [I]n the aggregate the fund industry is ethical and professional, however there are numerous problems. Most seem to be related to the industry's shift from a focus on trusteeship to a focus on asset gathering and distribution. More specifically, these problems include a misperception of the role of the fund vis-à-vis the investor, inadequate supervision by the funds' independent trustees, poor disclosure, inadequate communications and a long bull market. The combination of these factors results in poorly informed investors making bad decisions about investing in funds that often do not deliver the benefits reasonably expected of competition and economies of scale.

Improving Price Competition, supra note 40, at 62 (statement of Harold Evensky).
 241. *See supra* note 10.
 242. REPORT ON MUTUAL FUND FEES, *supra* note 5.

administrative and advisory fees together, making it nearly impossible to break out advisory fees for comparison purposes. One may also wonder how fund directors can compare fee levels without knowing exactly what services the payments are buying.

Evidencing the lack of clarity in fund industry cost disclosures is an easily overlooked finding by the court in *Krinsk*: the fund's independent directors themselves were unable to explain what was covered by the separate advisory and administrative fees they approved. One of them testified that the administrative fees and advisory fees offset the costs of the program as a whole and "if you can tell me exactly what is paying for what, you're a better man than I."[243] Another explained that looking at a component of the overall CMA fee structure "as though it were a stand-alone piece, was trying to unscramble an omelet."[244] These comments are telling. They come from paid directors, presumably represented by competent counsel, and were delivered as testimony made under oath in multi-million dollar fund fee litigation. The specter of testifying fund directors confessing ignorance about fees they have approved confirms that "clear disclosure" in the fund industry simply is a laudable goal, not a reality.

The SEC staff claims in its fees and expenses report that its regulatory scheme generates for fund shareholders "mutual fund fee information in an understandable, easy-to-use format."[245] This portrayal of the 1940 Act disclosure scheme as a consumer protection paradigm collides with the staff report's later admission that it was unable to "analyze directly the cost of providing portfolio management services to a mutual fund in order to determine whether economies exist (because the data are unavailable)."[246] If the federal government, after 60 years of regulatory experience, is unable to determine directly whether economies exist in the provision of portfolio management services, how can fund shareholders or directors have any confidence in their own calculations?

The *Gartenberg* reasonableness factors demand that fund directors bargain effectively with service providers at arm's-length over "the nature and quality of the services" provided.[247] The test further requires that fund directors make determinations as to "economies of scale" and "comparative fee structures."[248] The SEC has failed to require that clear, useful data be generated on an industry-wide basis to assist fund directors in making the crucial comparisons. A fund director, as in *Krinsk*, who is clueless about what different fund services cost his or her fund, or comparable funds, obviously cannot bargain effectively on behalf of the fund. Given the broad array of services purchased with fund assets,[249] and the fact that different fees buy different

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243. *Krinsk*, 715 F.Supp. at 481 (internal citations omitted).

244. *Id.*

245. REPORT ON MUTUAL FUND FEES, *supra* note 5.

246. *Id.*

247. *Krinsk*, 875 F.2d at 409.

248. *Id.*

249.

> Total fund expenses generally include investment advisory services, administration and operations, shareholder account maintenance, marketing and distribution, custodian's fee, auditing fee, state taxes, shareholders' reports, annual meetings and proxy costs and directors' fees and expenses.

Mary Joan Hoene, *Fund Distribution: Proposed Elimination of Section 22(d); Market Tailored Fund Structures, in* INVESTMENT COMPANIES 1992, at 87, 107 n.4 (PLI Corp. Law & Practice Course, Handbook

services depending on the fund's fee structure,[250] it is no wonder that there is confusion over fund fees in fund boardrooms. The question is how fund directors possibly can serve their watchdog function if they are not presented with clear, understandable, pertinent information. If fund directors are unable to comprehend or explain fund fees, it stands to reason that investors, too, lack high quality disclosure about fund expenses.

In truth, one of the chief causes of the fund industry's perceived lack of price competition is investor ignorance. A joint study of fund shareholders conducted several years ago by the Office of the Comptroller of the Currency and the SEC determined that fewer than one in five of the respondents could give an estimate of expenses for the largest fund they held.[251] Nearly one-fifth of the respondents believed that funds with higher fees produced better results; more than three-fifths believed funds with higher expenses produced average results; and fewer than one in six believed higher expenses led to lower than average returns.[252] This depiction of investor naivete is consistent with other survey results.[253] Sixty years of SEC fund industry regulation has created a $7 trillion colossus of an industry with expense structures and terminology overlaps that bewilder many shareholders and at least some fund directors. The SEC's web site carries the motto: "We are the investor's advocate."[254] It is thus peculiar to find that, after six decades of close dealings between the fund industry and the SEC,[255] fund shareholders are confronted with a disclosure system that, according to a memorandum from the SEC's Division of Investment Management to the SEC's Chairman, causes investors to

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Series No. B4 7015) (quoting a memorandum from SEC Division of Investment Management to Chairman Breeden, Apr. 9, 1992).

250. *Id.* at 107 n.3 (noting that the fund's advisory fee pays for "portfolio management but, under some contracts, they may also pay for ancillary administrative, shareholder accounting, and transfer agency services.").

251. GORDON J. ALEXANDER, ET AL., MUTUAL FUND SHAREHOLDERS: CHARACTERISTICS, INVESTMENT KNOWLEDGE, AND SOURCES OF INFORMATION (June 26, 1996), *available at* 1996 WL 10828970.

252. *Id.*

253. *See, e.g.,* Ellen Schultz, *Blizzard of Retirement-Plan Offerings Eases Drought in Mutual-Fund Choices,* WALL. ST. J., Dec. 21, 1995, at C1, C25 (reporting on survey of retirement-plan participants by a division of John Hancock Mutual Life Insurance Co., reflecting that more than a third of respondents believed it was impossible to lose money in a bond fund, while an additional 10% were unsure, 12% of the respondents also believed it was impossible to lose money in a stock fund or answered that they were unsure).

254. *SEC, U.S. Securities and Exchange Commission, at* http://www.sec.gov/ (last visited Jan. 24, 2001).

255. Longo, *supra* note 10, at 1. "The attention paid to the issue [of rising fund fees] by the Subcommittee on Finance and Hazardous Materials has the Securities and Exchange Commission and the mutual fund industry falling all over themselves to defend and justify not only rising fund fees, but the fund industry itself." *Id.*

have "difficulty in evaluating overall costs and services."[256] This lack of market transparency necessarily inhibits price competition.[257]

The SEC talks a good game, but it is not blameless for the fund industry's lack of pricing transparency. Recently, upon the SEC's consideration of Regulation FD, SEC Chairman Levitt observed: "High quality and timely information is the lifeblood of strong, vibrant markets. It is at the very core of investor confidence."[258] The market for fund advisory services is neither strong nor vibrant, if, indeed, it can be said to exist at all. As for fund shareholders, Chairman Levitt has admonished that "[i]nvestors need to scrutinize a fund's fees and expenses."[259] Scrutinizing, however, is difficult when individualized data is missing and when fund shareholders lack access to information about the profitability of their fund's advisory fee to the advisor.

The SEC's response to the GAO Report's criticism of disclosure practices in the fund industry was decidedly cool and defensive.[260] Though it holds the whip hand over the funds it regulates, the SEC's tendency is to cast blame on investors when speaking about cost data problems affecting the fund industry. The SEC's chief economist has announced: "[i]t appears that shareholders don't have a clue as to how important expenses are."[261] According to the Division of Investment Management's Director: "We know the information is out there. We need to get investors to look at it."[262] The SEC

256.

  Another barrier to greater price competition is the fund industry's complex fee structures. In addition to advisory fees, funds assess distribution charges through front-end or contingent deferred sales loads and through rule 12b-1 fees; some funds also charge certain types of administrative fees. The investor's difficulty in evaluating overall costs and services inhibits price competition.

Id. at 108 (quoting a Memorandum from the Division of Investment Management to SEC Chairman Breeden, Re: Chairman Dingell's Inquiry Concerning Mutual Fund Fees). The staff's observation that the fund industry's "complex fee structures" breed investor confusion obviously fails to conform with the ICI's contention that "clear disclosure" is a fund industry norm, and a force driving vigorous competition. *Id.*

  257. *Hoene, supra* note 249, at 108.

  258. Arthur Levitt, Opening Statement of Chairman Arthur Levitt at the Open Meeting on Regulation Fair Disclosure (Aug. 10, 2000), *at* http://www.sec.gov/extra/seldisal.htm (last modified Aug. 10, 2000).

  259. Arthur Levitt, Remarks at Mutual Fund Directors Education Council Conference (Feb. 17, 2000), http://www.sec.gov/news/speeches/spch346.htm (last modified Feb. 18, 2000). Levitt explained: "On an investment held for 20 years, a 1% annual fee will reduce the ending account balance by 18%." *Id.*

  260. *See* Letter from Paul F. Roye to Thomas J. McCool (May 10, 2000), *reprinted in* GAO REPORT, *supra* note 12, at 102-09.

  261. Simon, *supra* note 10 at 130 (quoting Susan Woodward).

  262. Rachel Witmer, *SEC Wants Mutual Funds Voluntarily to Disclose Risk, Fee Data, Barbash Confirms,* 30 SEC. REG. & L. REP. (BNA) 1006-07 (Jul. 3, 1998). The SEC's Chairman, Arthur Levitt, lamented to Congress, "I continue to be struck by the lack of investor knowledge of fund fees and expenses. The typical investor simply is not using the wealth of available fee information in considering mutual funds." *Improving Price Competition, supra* note 40, at 37 (statement of Arthur Levitt, Chairman, U.S. Securities and Exchange Commission), *available at* http://www.sec.gov/news/testimony/testarchive/1998/tsty1398.htm. If the Commission demanded that advisors publish cost information showing advisory office profitability, the information would undoubtedly have a profound impact on competition, whether individual investors studied it or not. Such information could be used by directors in negotiating fee concessions, by the media in assessing the quality of board oversight, and by plaintiffs' lawyers in holding boards accountable under section 36(b). As it is, investors, the media, litigants, and even inquiring agencies such as the GAO are left to operate in the dark. This serves the interests of fund advisors, but not the interests of the fund investors the SEC was created to protect.

Investment Management Division's director has admitted that an investor "may do more comparison shopping for her VCR than for her mutual funds."[263]

Turning to the lack of price competition within the fund industry, the same official proceeded to explain that funds themselves choose not to compete on the basis of price comparisons because of "fear of liability."[264] These representations by workers for the SEC, "the investor's advocate," raise several questions. First, if the "information is out there," why could not the GAO find it? And the GAO is not the only government agency to come up empty-handed when searching for cost data. The SEC staff itself was unable to determine directly whether there are economies of scale in the provision of fund advisory services "because the data are unavailable."[265]

The SEC's chronic refusal to mandate that fund sponsors break out clearly, on a uniform basis, different types of expenses, abets the lack of price competition in the fund industry. The same is true of courts' refusal to validate comparative cost disclosure in suits challenging excessive advisory fees. The GAO study found that advisory fee profitability data is nowhere to be seen by investors or even government investigators.[266] In truth, as the GAO Report on price competition in the fund industry shows, mutual funds generally do not choose to compete directly and aggressively on the basis of price. A recent letter from the SEC's Chief Economist to an industry executive responded this way to the executive's call for a detailed SEC-led "revenue/cost/profit study" of fund-sponsored finances by stating: "I know I'd be interested, but I don't think the industry would oblige us."[267] This sort of outlook coming from the SEC's top echelon, raises the question: Who is in charge of whom? If the SEC cannot wrest important data from fund advisors, who can? Those who control the fund industry eschew price competition for two main reasons. First, by not competing based on price, fund advisory firms can earn higher profits. Second, those in control know they can get away with it.

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263. Barry P. Barbash, Mutual Fund Consolidation and Globalization: Challenges for the Future, Remarks at the Mutual Funds and Investment Management Conference (March 23, 1998), *available at* http://www.sec.gov/news/speech/speecharchive/1998/spch208.htm. The SEC Division Director's analogy is worth inspecting. VCR's are made by companies driven to be the low-cost providers, the better to earn profits for the selling company's owners, *i.e.*, its shareholders. In the VCR industry, conflicts of interest between the manufacturer's managers and its shareholders are not a way of life. Indeed, it is acknowledged that, over the years "makers of VHS VCR's have competed vigorously, lowering prices and improving product quality." Carole E. Handler and Julian Brew, *The Application of Antitrust Rules to Standards in the Information Industries—Anomaly or Necessity?*, THE COMPUTER LAW., Nov. 1997, at 1, 6. In the fund industry, where price competition is less bare-knuckled, money managers still routinely enjoy returns on equity for their advisory firms exceeding 25%. Oppel, *supra* note 77, at 11.

264. Witmer, *supra* note 262, at 1006-07. Division Director Barry Barbash explained that: "In short, any comparison to a competitior's fund that a fund company might make in an ad could be claimed by its competitor to be unfair, as funds provide varying levels of services and use varying means to calculate costs." *Id.*

265. REPORT ON MUTUAL FUND FEES, *supra* note 5.

266. The GAO's detailed study of fund costs was inhibited because the researchers were "unable to determine the extent to which mutual fund advisors experienced . . . economies of scale because information on the costs and profitability of most fund advisors was not generally publicly available." GAO REPORT, *supra* note 12, at 33.

267. Letter from Erik Sirri, Chief Economist, SEC, to John C. Bogle, Chairman, The Vanguard Group 2 (March 23, 1999).

V. PROPOSALS FOR CHANGE

Six decades after the enactment of the Investment Company Act of 1940, the fund industry finds itself with no effective check on managerial over-reaching; the SEC and the courts have let the advisors get away with charging extra-competitive prices. Contributing to the lack of competition over fund advisory fees is a shortage of quality disclosures crafted to enable investors to ferret out unfair pricing. Two reform proposals have recently been put forth. Industry critic Bogle has branded cost disclosure within the industry as "wholly inadequate," while calling for:

> [e]ach fund manager to report, for the fund complex, and for each individual fund within the complex: (a) its advisory fees, service fees, distribution charges, sales commissions, other fund expenses, and total revenues; (b) its total expenses, separating out those for investment management and research from those for advertising, sales and marketing, administration and investor services, etc.; and (c) its profits, before and after taxes.[268]

The GAO likewise judged disclosure deficient, calling for an individualized approach to disclosure in contrast with Bogle's broad coverage. The GAO recommended that funds, in essence, present investors each quarter with itemized statements showing not just account holdings and activities but also an itemized statement of the expenses paid by the shareholder over the period.[269] The GAO found the fund industry's failure to account to fund shareholders for the costs incurred in their accounts to be counter to the norm in the financial services industry.[270]

The GAO's plan is aimed at driving home to individual shareholders the size of the bill each individual fund investor pays for fund services. The GAO's approach addresses a disclosure problem revealed by case law under section 36(b), namely, that investors seem to be indifferent to fee levels because of fee levels' seeming insignificance to individual investors.[271] The agency's narrow, individualized approach aims to accomplish two goals: to encourage investors to evaluate more accurately the quality of services for which they pay fees and to encourage service providers to emphasize price in

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268. John C. Bogle, Investment Management: Business or Profession and What Role Does the Law Play?, Remarks at the New York University Center for Law and Business 9 (Mar. 10, 1999) (transcript on file with the Journal of Corporation Law).

269. GAO REPORT, *supra* note 12, at 1, 7-8. The GAO also recommended as an alternative, disclosures allowing investors to estimate fee charges for their accounts. *Id.* at 14.

270. GAO REPORT, *supra* note 12, at 13:

> After they have invested, fund shareholders are not provided the specific dollar cost of the mutual fund investments they have made. For example, mutual fund investors generally receive quarterly statements detailing their mutual fund accounts. These statements usually indicate the beginning and ending number of shares and the total dollar value of shares in each mutual fund owned. They do not show the dollar amount of operating expense fees that were deducted from the value of these shares during the previous quarter. This contrasts with most other financial products or services, such as bank accounts or brokerage services, for which customer fees are generally disclosed in specific dollar amounts.

271. *See Schuyt*, 663 F. Supp. at 973, 974 (quoting twice with approval from *Gartenberg*, 694 F.2d at 929, the proposition that a key reason why "fund competition for shareholder business does not lead to similar competition between advisors for fund business is the relative insignificance of the advisor's fee to each shareholder").

their sales efforts.[272] Two years ago, the Director of the SEC's Investment Management Division announced that both he and SEC Chairman Arthur Levitt believed that personalized disclosure for fund investors is a good idea, one that may work better.[273]

In its *Report on Mutual Fund Fees and Expenses*, the SEC's Division of Investment management endorsed a form of dollar disclosure along the lines advocated by the GAO. The staff's plan would "require fund shareholder reports to include a table that shows the cost in dollars associated with an investment of a standardized amount (*e.g.*, $10,000) that earned the fund's actual return for the period and incurred the fund's actual expenses for the period."[274] The staff's endorsement is a step in the right direction. It will be interesting now to see what action, if any, the Commission itself is willing to take in order to bring some form of the GAO's proposal to fruition.

In contrast to the GAO's proposed individualization of cost data, Bogle's industry-wide, big-picture approach travels under a headline taken from Watergate-era advice: "[F]ollow the money."[275] This suggestion has merit. By forcing funds and sponsors to identify and itemize costs and profits according to an SEC-required format, the Bogle proposal would open the fund industry and its practices to a level of scrutiny and study never before possible. Bogle's door-opening approach will well serve the interests of sophisticated investors, with a foreseeable trickle-down effect to less sophisticated fund buyers once the data generated is reviewed and analyzed by the media and academics. The chief problem with it is that it does not go far enough.

First, to facilitate comparative cost disclosures, the SEC needs to require financial reporting on a standardized basis so that categories of expense are comparable on an industry-wide basis. Currently, some funds blend administrative costs into the advisory fee. This bundling frustrates cost comparisons and detailed analysis (most prominently by the SEC staff itself), and it needs to be stopped. Secondly, and more importantly, the time has come for fund advisors to come clean about their extracurricular dealings, specifically their advisory fee arrangements with non-fund clients. In the highly regulated, highly conflict-of-interest-ridden world of the fund industry, it is time to require the advisor-fiduciaries to detail in writing to the SEC and to fund directors what material extra-fund advisory services they render, what they charge, and what they earn off of those services. To the extent that the prices charged non-fund customers are lower than those charged to the advisor's captive funds, the fund's advisor-fiduciary should be required to explain why it cannot render advisory services to the captive funds for prices equivalent to the prices for which it sells its portfolio management services to pension funds and other clients in the free market. Why should costs be higher when paid by the beneficiary of a fiduciary relationship than they are when the payor is a stranger dealing at arm's-length?

The principle advocated here is simple. Fund shareholders have a right not to be over-charged. They have a right to fair treatment, and this translates into "most favored nations" pricing for comparable advisory services. The SEC owes it to fund investors to see that this highly relevant data is made public so that those interested in fund

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272. GAO REPORT, *supra* note 12, at 17.

273. Witmer, *supra* note 262, at 1006-07.

274. REPORT ON MUTUAL FUND FEES, *supra* note 5.

275. Bogle, *supra* note 268, at 8.

fiduciaries' behavior can know and understand what fees are charged, of whom, and why. It is in the public interest for fund advisors' behavior to be explained and their justifications collected so that they may be carefully reviewed and analyzed by fund independent directors, government agencies, the media, and academics. Standardization will facilitate comparisons which will in turn spur price competition.

As it is, fund advisors are feasting on a complex, poorly disclosed fee structure that is out of kilter with free market price levels and has been for decades. There is a perception that some fund advisors supposedly cite their below-industry standard fee levels as a justification for fee hikes, with fees thus ratcheting upward leapfrog-style.[276] The ICI, funded with money diverted from fund shareholders, is the one entity aside from the SEC that is equipped to spotlight excessive fee levels that are injurious to shareholders. It has shown no zeal for promoting the interests of fund shareholders at the expense of fund sponsors.[277] Rather than call attention to the obvious evidence that economies of scale for advisory services are not being shared with fund shareholders, the ICI instead has published studies calculated to defend the status quo while masking reality.[278] The ICI's bundling of advisory fees with other operating costs in its effort to prove fund managers' case that fund shareholders are benefitting from economies of scale bespeaks an agenda antagonistic to shareholders' own financial interests. Meanwhile, the SEC either sits mute, offers innocuous proposals calculated not to roil the water, or blames fund shareholders for their inability to make sense out of the current, inadequate disclosure regime fostered by the SEC itself.

276. The GAO Report notes:

Critics have also indicated that the legal standards applicable to directors' oversight of fees are flawed. One factor that directors consider is how their fund's fee compares to those charged by other similar funds. However, a private money manager stated that directors have no basis, therefore, for seeking a lower fee if their fund is charging fees similar to those of other funds. An industry analyst indicated that basing a fund's fees on those charged by similar funds results in fees being higher than necessary. He stated that although it is a safe way to set fees, in light of the *Gartenberg* standards, such practices do not contribute to lower fees.

GAO REPORT, *supra* note 12, at 94; *see also* Bogle, *supra* note 18, at 327-28 (reporting an instance in which, following a successful effort to have fund shareholders raise the advisory fee because, among other things, its rates were "below average," the advisor promptly sold itself for "a cool $1 billion"). The problem, in other words, is that so long as fund fees levels are viewed in isolation, as *Gartenberg* has been read (incorrectly) to suggest they should be, high fee levels are apt to lead to still higher fees. Half of the service suppliers at any point in time will be working for below-average compensation. The cellar dwellers are thus able to argue they need a raise, particularly in view of the allegedly ferociously competitive market for fund advisory talent. *See* Wyatt, *supra* note 10, § 3, at 1 ("We have to make sure that the fees the funds are paying are competitive enough to keep the players in the game," said Stephen K. West, a lawyer at the New York firm of Sullivan & Cromwell, who serves as an independent director of the Pioneer and Winthrop Focus funds. "The competition for managerial talent is enormous, which has caused the cost of running the business to explode."). Evidently, the market for pension fund advisory help has not caught fire to the same extent as the fund management market.

277. According to one industry observer, "[t]he ICI is by fund companies, for fund companies, and their incentive, their compensation—everything is to favor fund management." Braham, *supra* note 113, at 94 (quoting Don Phillips, CEO of Morningstar, Inc.). As of July 2000, 39 of 45 ICI board members worked for fund advisors. *Id.*

278. A digest of John Bogle's critique of one industry study is set forth *supra* note 78. For the authors' critical analysis of the ICI's economies of scale study, see *supra* notes 70-86 and accompanying text.

VI. CONCLUSION

The Investment Company Act of 1940 declares that "the national public interest and the interest of investors is adversely affected ... when investment companies are organized, operated, or managed ... in the interest of investment advisors" and not in the interest of fund shareholders."[279] In the course of the 1967 House hearings dealing with fund legislation, respected jurist Henry Friendly was asked: "Do you feel that the usual pattern of stockholder protection exists in this industry as in other industries?"[280] His answer: "I don't think it exists in this industry."[281] More ominous yet was Nobel Laureate Paul Samuelson's warning made in the course of Senate hearings also held in 1967:

> [S]elf-regulation by an industry tends usually to be self-serving and often inefficient. There is a danger that government commissions, set up ... originally to regulate an industry, will in fact end up as a tool of that industry, becoming more concerned to protect it from competition than to protect the customer from the absence of competition.... The SEC must itself be under constant Congressional scrutiny lest it lessen rather than increase the protection the consumer receives from vigorous competition.[282]

When it comes to fund advisors having their way, little has changed since 1967 or, for that matter, 1940. The first comprehensive study of the fund industry following enactment of the Investment Company Act, established that "the advisory fee rates ... charged other clients [by mutual fund investment advisors] are significantly lower than those paid by open-end [mutual fund] companies."[283] Those conclusions, presented nearly forty years ago, are still accurate. The data presented in this Article shows that the phenomenon of materially unequal compensation still holds true. That this aberration exists in the most regulated of all corners of the securities business demonstrates powerfully the consequences of watered-down fiduciary standards, weak, misguided regulation, Congressional indifference, and either poor advocacy on the part of investors' lawyers or excessive judicial deference to fund managers' contentions.

Courts that read *Gartenberg* to bar use of comparative fee structures in advisory fee litigation have deprived complaining shareholders of one of their strongest weapons. This misapplication of *Gartenberg* has likely contributed to an unsavory game of financial leap-frog, making it possible for fund advisors to point to fee schedules lagging behind their peer funds to justify fee hikes. On the other hand, *Gartenberg*'s grip on future case outcomes predictably will be weakest for the segment of the fund industry studied most closely in this article: actively managed equity funds. Nearly all of the fully litigated cases have involved money market funds, which are a different breed of investment

---

279. Investment Company Act of 1940 § 1(b)(2), 15 U.S.C.A. § 80a-1(b)(2) (West Supp. 1999). The Act was written "to mitigate and, so far as is feasible, to eliminate these conditions." *Id.* § 80a-1(b)(2).

280. *Investment Company Act Amendments of 1967: Hearings on H.R. 9510, H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce*, 90th Cong. 616 (1967) (statement of Judge Henry J. Friendly, U.S. Appeals Court, N.Y., N.Y.).

281. *Id.*

282. *Mutual Fund Legislation of 1967: Hearing on S. 1659 Before the Senate Comm. on Banking and Currency*, 90th Cong. 368-69 (1967) (statement of Prof. Paul Samuelson).

283. WHARTON REPORT, *supra* note 87, at 485.

vehicle than equity pension fund portfolios.[284] None of the fully litigated cases involves equity fund advisory fees, and it is here that "apples-to-apples" fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds. Future cases will afford fund advisors an opportunity to explain why picking a stock for a mutual fund equity portfolio should be much more expensive to the customer than picking the same stock for a pension fund equity portfolio.

The gap between prices charged funds for advisory services versus prices fetched elsewhere in the economy for those same services represents the bill paid by fund shareholders for the advisory conflict of interest that is both the fund industry's hallmark and its stigma. That tab runs into billions of dollars per year. Fund industry cost data reviewed and developed by the authors suggest that equity fund management fees on the whole are around 25 basis points higher than they need to be in order to furnish fund advisors with fair and reasonable compensation and fund shareholders with the same quality of service. Against an equity fund asset base of $3.5 trillion,[285] this translates into equity mutual fund shareholders being overcharged to the tune of nearly $9 billion-plus annually—a staggering number—nearly reaching the price tag that the tobacco companies agreed to pay each year as part of their landmark "global settlement" with 46 states' attorneys general announced in November of 1998.[286]

The SEC needs to face up to the fact that competent evidence shows that fund advisory fee levels are too high, a phenomenon in part caused by the Commission's decision not to impose rigorous disclosure requirements designed to foster fee comparisons. The SEC has clear power to require funds to adhere to a uniform accounting and reporting system, but it has not exercised its power in a way calculated to elicit the all-important fee data in a form readily understandable to the public. Its inaction has allowed fee categories and prices to become scrambled and thus distorted or concealed.[287] John Bogle's disclosure proposal is sound, needed, and should be required by SEC rule. That same rule-making effort should require that fund shareholders receive most favored nations treatment when it comes to fees for advisory services. Less urgent, but of some potential value, is adoption of the GAO's personalized cost disclosure

---

284. Moreover, price competition, to the extent it exists, is more evident in the money market segment of the fund industry. *See* GAO REPORT, *supra* note 12 at 6 n.3 ("[m]oney market funds generally have not been the focus of recent concerns regarding fees").

285. Susan Harrigan, *Street Smarts*, NEWSDAY, July 30, 2000, at F2, *available at* 2001 WL 9230159.

286. Jacquelyn Rogers, *Burning Issues Waft over Smoking and the Workplace*, EMPLOYEE BENEFIT NEWS, June 1, 2000, 2000 WL 10182690. The equity fund savings number is in line with Warren Buffett's estimate that funds could save their shareholders $10 billion annually if they were managed more like regular corporations, for example, with primary emphasis on creating and protecting value for shareholders. *See* Bogle, *supra* note 30, at 372. Bogle puts the number considerably higher: "In fact, such savings could easily top $30 billion each year." *Id.*

287. The authors' analysis of fund data was complicated greatly by some funds' tendency to include as advisory fees extraneous expense items which other funds categorized as administrative costs. In the fund industry, "[a]dvisory fees generally pay for portfolio management but, under some contracts, they also may pay for ancillary administrative, shareholder accounting, and transfer agency services." Hoene, *supra* note 249, at 89, 106, 107 n.4. (quoting SEC Division of Investment Management Memorandum to SEC Chairman Breeden (Apr. 9, 1992)).

approach. It doubtless will provide a beneficial wake-up call to some fund investors, particularly in times of meager or negative investment returns by fund managers.

SEC inaction has an undesirable side-effect over and above depriving investors of benefits they otherwise would enjoy. Whether it is accurately perceived or not, the SEC's inaction can be, and is taken as, an endorsement of the status quo. The agency's failure or refusal to act provides industry members with useful cover when they come under attack. In fund litigation, the SEC's silence on an issue gives credence to defense claims. Defendants can, and do, successfully argue that positions taken by those challenging the status quo in the fund industry deserve no credence absent violation of a mandatory SEC requirement. Thus, in *Krinsk*, the court rejected plaintiffs' contention that performance should be evaluated on a risk-adjusted basis because performance-adjusted ratings were not required by the SEC. In another mutual fund case, the court refused to find actionable a broker's concealment that the recommended house fund had a high expense ratio relative to competing funds, noting that plaintiffs had presented "no precedent or SEC ruling that requires this comparison."[288]

Whether or not the SEC decides to lead rather than continue its observer role, fund independent directors need to demand that advisors identify and quantify what they charge for rendering investment advice. Only by isolating and focusing on this item can directors discharge their obligation under *Gartenberg* to reach sound conclusions on such important matters as advisor profitability, economies of scale, and comparative fee structures. The SEC Staff's *Report on Mutual Fund Fees and Expenses* declares that "the current regulatory framework would be enhanced by independent directors who more closely monitor fund fees and expense."[289] The staff has let fund directors down by not requiring that fund service providers furnish clear, comparable cost data. This shortcoming needs to be addressed immediately.

It is crucial that fund directors are able to gather information about comparable funds, and also about the fees charged by the fund's advisor for advisory services furnished to non-fund clients. Advisors must be made to explain at length and in detail how service differences rendered to their captive and free market customers justify price disparities of the sort pointed out in this article. Finally, the courts need to resist the temptation to limit evidence of comparable pricing behavior on fund cases. Fund industry cases are beset with conflicts of interest that call for careful, reasoned, thorough analysis. All potentially helpful facts need to be gathered and tested without unfounded preconceptions or biases. Comparable data, if assembled with care and explained clearly, is well-geared to showing, in appropriate cases, that fund fee levels are excessive, particularly where that data is drawn from marketplaces where arm's-length bargaining over fees is more than a pious wish.

---

288. Castillo v. Dean Witter Discover & Co., [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,299 at 91,091 (S.D.N.Y., June 25, 1998). The case is discussed in *supra* note 124.

289. REPORT ON MUTUAL FUND FEES, *supra* note 5.



U.S. Securities and Exchange Commission

Division of Investment Management: Report on Mutual Fund Fees and Expenses

December 2000

Acknowledgements

In the preparation of this report, the Division of Investment Management had the able assistance of many members of the Commission staff. The report was prepared under the supervision of Paul F. Roye, Director of the Division of Investment Management and Barry D. Miller, Associate Director. The Division's study team consisted of Paul B. Goldman, Chief Financial Analyst, and Robert Zweig, Senior Financial Analyst. Gregory D. Jaffray, Compliance Examiner, provided research and statistical assistance.

Many members of the Division staff contributed to the drafting and editing of various sections, including Kimberley Dopkin Rasevic, Assistant Director, Alison M. Fuller, Assistant Chief Counsel, Eric S. Purple, Senior Counsel, Annette M. Capretta Senior Counsel, and Deborah Abernethy, Secretary.

Many other members of the Division staff made significant contributions in reviewing and commenting on the report, including Douglas J. Scheidt, Associate Director (Chief Counsel), Susan Nash, Associate Director, and Robert E. Plaze, Associate Director.

Other Commission Offices made significant contributions in reviewing and commenting on the report, including the Office of Investor Education and Assistance (Susan Ferris-Wyderko, Director and Geraldine M. Walsh, Special Counsel to the Director) the Office of Compliance Examinations and Inspections (Lori A. Richards, Director, and Gene A. Gohlke, Associate Director.

Technical assistance was provided by the Office of Economic Analysis (William J. Atkinson, Associate Chief Economist, Vance H. Anthony, Financial Economist, Lorie S. Walsh, Financial Economist, and Harvey B. Westbrook, Jr., Financial Economist.)

Table of Contents

EXHIBIT

2

I. INTRODUCTION AND EXECUTIVE SUMMARY

This Report of the Division of Investment Management on Mutual Fund Fees
and Expenses ("Report") presents our study of trends in mutual fund[1] fees
and expenses[2] experienced over the past twenty years. We conducted our
study of fees in light of: (1) the significant growth in the mutual fund
industry during the period; (2) U.S. households' increasing reliance on
mutual funds to finance retirement, housing, and children's education;[3] (3)
the significant impact that mutual fund fees and expenses have on investor
returns; and (4) the ongoing debate over the appropriate level of mutual
fund fees and expenses. We anticipate that the Report will be useful to
Congress and the Commission in overseeing the mutual fund industry.
Moreover, we believe that this information may be useful to members of the
mutual fund industry, including fund directors, and to the investing public.

In Section I, we describe the background and scope of the Report and provide
a summary of our findings. Section II describes the regulatory framework
with respect to mutual fund fees and expenses. The section summarizes the
corporate governance and disclosure standards that apply to fund fees and
expenses, and explains how these standards have evolved to meet changes
in the industry. The section also describes recent Commission initiatives
regarding fund fees and expenses. Section III presents the trends in fees.
The section illustrates the extraordinary growth in fund assets during the
period covered by the study. The section also discusses the major changes in
the manner that funds are organized and distributed and the rapid expansion
in the variety of services that is commonly available to fund shareholders.
Section IV describes our recommendations concerning the corporate
governance structure for the oversight of fund fees and the disclosure that
investors receive regarding fund fees.

A. Background and Scope of the Report

The U.S. mutual fund industry has grown dramatically over the past twenty
years. Assets under management have grown from $134.8 billion at the end
of 1979 to $6.8 trillion at the end of 1999, an increase of more than
4,900%.[4] Over the same twenty-year period, the number of funds has
increased from 564 to more than 7,700.[5]

Perhaps more significant than the growth in fund assets or the number of
funds is the increasingly significant role of mutual funds as an investment
vehicle for many Americans. Today, fund assets exceed the assets of
commercial banks, with almost 88 million shareholders investing in mutual
funds.[6] The percentage of U.S. households that invest in funds has increased
from 6% in 1980 to 49% today due to a number of factors, including
relatively low interest rates for bank deposits and the popularity of Individual
Retirement Accounts and 401(k) plans.[7] The mutual fund industry accounts
for 17% of total retirement assets and almost 42% of 401(k) assets.[8]

The growth of the fund industry has been accompanied by a debate over the

appropriate level of fund fees. The focus on fund fees is important because they can have a dramatic impact on an investor's return. For example, a 1% increase in a fund's annual expenses can reduce an investor's ending account balance in that fund by 18% after twenty years.

Some commentators argue that fund fees are too high. They claim that the growth in the fund industry has produced economies of scale and that funds have not passed on to shareholders the benefits of these economies of scale in the form of reduced fees.[9] Others contend that fund fees are not too high and that shareholders today are getting more for their money -- more services, such as telephone redemption and exchange privileges, check or wire redemptions, and consolidated account statements, and greater investment opportunities, such as international and other specialized funds, which typically have higher operating costs than more traditional funds. They also contend that the average cost of investing in mutual funds has declined since 1980.[10]

In the most recent contribution to the public dialogue, the United States General Accounting Office issued a report that provides a wide-ranging analysis of mutual fund fees and the market forces and regulatory requirements that influence those fees. [11] The report's major conclusion is that additional disclosure could help to increase investor awareness and understanding of mutual fund fees and, thereby, promote additional competition among funds on the basis of fees. The report recommends that the Commission require that periodic account statements include additional disclosure about the portion of mutual fund fees that the investor has borne.

***

Our goal for this Report is to provide objective data describing trends in mutual fund fees that may be useful to Congress and the Commission in overseeing the mutual fund industry, and to others who are focusing on the effect of mutual fund fees on investor returns. As discussed more fully below, the Investment Company Act of 1940 ("Investment Company Act") does not give the Commission the direct role of arbiter in determining the appropriate level of fees to be paid by a mutual fund.[12] Rather, the regulatory framework generally allows the level of fund fees to be determined by marketplace competition and entrusts fund independent directors with the responsibility to approve and monitor the arrangements under which funds pay for investment advice or the distribution of their shares. Thus, we do not draw any conclusions in this Report as to the appropriate level of fund fees.

B. Summary of Findings and Recommendations

1. Summary of Findings

As described more fully in Section III, we observed the following from the data that we collected:

- Overall, mutual fund expense ratios (i.e., a fund's total expenses, including rule 12b-1 fees, divided by its average net assets) have increased since the late 1970s, although they have declined in three of the last four years.

- Although fund expense ratios rose on average during the 20 years covered by our study, the overall cost of owning fund shares may not have risen if changes in sales loads are taken into consideration. (Sales loads are not taken into consideration when calculating expense ratios and have generally decreased during the period.)

- The increase in mutual fund expense ratios since the 1970s can be attributed primarily to changes in the manner that distribution and marketing charges are paid by mutual funds and their shareholders. Many funds have decreased or replaced front-end loads, which *are not* included in a fund's expense ratio, with ongoing rule 12b-1 fees, which *are* included in a fund's expense ratio. This change complicates the comparison of current expense ratios with expense ratios from earlier periods.

- Mutual funds with the largest proportion of defined contribution retirement plan assets (*e.g.*, 401(k) plans) generally have lower expense ratios than other funds.

- Mutual fund expense ratios generally decline as the amount of fund assets increase.

- Specialty funds have higher expense ratios than equity funds, which, in turn, have higher expense ratios than bond funds. International funds have higher expense ratios than comparable domestic funds.

- Index funds and funds that are available only to institutional investors generally have lower expense ratios than other types of funds.

- In a sample of the largest 1,000 funds in 1999, funds that are part of large fund families (in terms of asset size) tend to have lower management expense ratios than funds that are part of small fund families. These findings may reflect economies for the investment adviser generally.

- In a sample of the 100 largest mutual funds, most funds have some type of fee breakpoint arrangement that automatically reduces the management fee rate as the asset-size of the individual fund or the fund family increases. Most funds in the sample with management fee breakpoints, however, have assets above the last breakpoint.

2. *Summary of Recommendations*

We believe that the current statutory framework's primary reliance on disclosure and procedural safeguards to determine mutual fund fees and expenses, rather than on fee caps or other regulatory intervention, is sound and operates in the manner contemplated by Congress. We believe, however, that the framework can be enhanced in certain areas. A brief summary of our recommendations follows. These recommendations are more fully discussed in Section IV.

a. Disclosure and Investor Education

Many observers give the Commission high marks for requiring funds to disclose information about their fees in a format that is understandable to investors and that facilitates comparison with the fees charged by other funds and other investment alternatives.[13] The Commission should, nevertheless, consider whether requiring the disclosure of additional types of fee information would facilitate investors' awareness of fund fees and investors' ability to understand their effect. For example, the General Accounting Office recommended in its report that the Commission require mutual funds and/or broker-dealers to send fund shareholders account statements that include the dollar amount of the fund's fees that each investor has indirectly paid.[14] The GAO report acknowledges however, that there are advantages and disadvantages to this recommendation and that other alternatives should be considered. We recommend that, because the recommended information could be disclosed in various ways, the Commission should evaluate the most effective way of disclosing fees and expenses that investors incur, taking into account the cost and burden that various alternative means of making such disclosures would entail.

We agree with the General Accounting Office that the fund industry and the Commission should encourage fund shareholders to pay greater attention to fees and expenses. We believe that changes to mutual fund disclosure requirements have generally produced the best results when the changes are designed to meet the information needs of investors and assist them in making better investment decisions. With respect to fund fees and expenses, we believe that investors need information, in addition to information about the dollar amount of fees, that helps them to understand the fees that they pay. Moreover, they need to be able to compare the fees of their fund to the fees of other funds and other types of investments. To satisfy these broader needs, we believe that any additional required fee information, including the dollar amount of fees, should be provided in semi-annual and annual shareholder reports. One advantage of this approach is that it would enable investors to not only compare the fees of funds but also to evaluate the fee information that would be contained in the reports to shareholders alongside other key information about the fund's operating results, including management's discussion of the fund's performance.

The additional information about actual costs could be presented in a variety of ways. One possible way to present the data would be to require shareholder reports to include a table showing the cost in dollars incurred by a shareholder who invested a standardized amount (e.g., $10,000) in the fund, paid the fund's actual expenses, and earned the fund's actual return for the period.[15] The Commission could require, in addition, that the table include the cost in dollars, based on the fund's actual expenses, of a standardized investment amount (e.g., $10,000) that earned a standardized return (e.g., 5%). Because the only variable for this calculation would be the level of expenses, investors could easily compare funds to one another.

The full benefits of improved fee disclosure will not be realized without a strong investor education campaign. We recommend that the Commission continue its program (described in Section II) to improve the financial literacy of investors with respect to mutual funds and their costs. As new requirements to provide information about fund fees take effect, we recommend that the Commission develop educational materials that help investors understand how to make use of the new information, and

encourage funds, brokers, and others to do so as well.

For many fund shareholders, taxes on income dividends, capital gains distributions, and gains realized when shares are redeemed have a greater impact on the growth of their investment than does the fund's expense ratio.[16] The Commission should adopt rules that would require mutual funds to report their investment returns on an after-tax basis, similar to or as proposed in March 2000.[17]

b. Fund Governance

We believe that the current statutory framework can be enhanced by strengthening the ability of independent directors to monitor fund fees and expenses. As described in Section II, the Commission took major action in this area in October 1999, when it proposed new rules and rule amendments designed to enhance the effectiveness of independent directors in dealing with fund management. We recommend that these proposals be adopted as soon as practicable, taking into account public comments on the proposals.

In addition to strengthening the ability of independent directors to deal with fund management, the Commission also should consider the following recommendations with respect to the regulatory framework for fees:

- The Commission should continue to emphasize that mutual fund directors must exercise vigilance in monitoring the fees and expenses of the funds that they oversee. Fund directors should, for example, attempt to ensure that an appropriate portion of the cost savings from any available economies of scale is passed along to fund shareholders. The Commission should continue to encourage efforts to educate directors about issues related to fund fees and expenses, including the types of information that they may request when they review the funds' management contracts, and the techniques that are available to evaluate the information that they receive.

- Fund directors, in addition to approving the management fee, may also approve a plan under Rule 12b-1 under the Investment Company Act to use fund assets to pay for distribution and marketing expenses. That rule is now twenty years old. The Commission should consider whether the rule needs to be modified to accommodate changes in the mutual fund industry.

***

We believe that these recommendations would provide fund shareholders with better information about mutual fund fees and would enhance the procedural safeguards that are provided by the oversight of independent directors and by SEC rules.

II. REGULATORY FRAMEWORK FOR MUTUAL FUND FEES AND

EXPENSES

A. Historical Background

Over the past 60 years, Congress and the Commission have sought to protect the interests of fund investors with respect to fund fees and expenses by using a dual approach: (1) procedural safeguards to reduce the conflicts of interest that could lead to inappropriate or inflated fees; and (2) uniform disclosure of fees and expenses by funds to allow investors to make informed investment decisions. The dual approach has been enhanced over the years since passage of the Investment Company Act, and Congress and the Commission have continued to rely on this approach.[18]

1. Safeguards to Reduce Conflicts of Interest

A mutual fund has a unique structure. Although mutual funds generally are organized either as corporations or business trusts, they typically are not managed by their own officers and employees. Rather, a mutual fund usually is organized and operated by a separate legal entity that acts as (or is affiliated with) the fund's investment adviser.[19] The investment adviser generally supplies the fund with its officers and employees and selects the original slate of directors for the fund.

This structure creates an inherent conflict of interest between the fund and its investment adviser because the directors of the fund (who typically have initially been selected by the adviser) approve the amount of the fees that the fund will pay to the adviser in exchange for all of the adviser's services to the fund. An investment adviser has an incentive to charge the highest possible fee for its services, while the fund and its shareholders wish to pay the lowest amount of fees possible because the fees directly reduce a fund's return on its investments.

Congress did not address this conflict by imposing fee caps or other direct regulation of fund fees and expenses.[20] Rather, Congress adopted certain provisions in the Investment Company Act to place fund directors that are not affiliated with a fund's management in the role of "independent watchdogs" who would "furnish an independent check upon the management" of mutual funds.[21] Since its enactment, the Investment Company Act has required that no more than 60% of the members of a board of directors be, among other things, officers or employees of a fund or affiliated with the fund's investment adviser.[22]

The Investment Company Act further requires that a majority of a fund's independent directors approve the contract between the investment adviser and the fund, and any renewals of the contract.[23] In evaluating whether to approve or renew the contract, the directors have a statutory duty to evaluate, and the adviser has a statutory duty to furnish, all of the relevant information that is needed to review the terms of the contract.[24] This evaluation typically consists of a review of the amount of the advisory fee paid by the fund, the services provided by the adviser, and the profitability of the fund to the adviser.[25]

The Commission has followed the approach of relying on a fund's independent directors to police conflicts of interest between a fund and its affiliates regarding the use of fund assets to finance activities that are primarily designed to result in the sale of the fund's shares, i.e., the expenses of distributing the fund's shares.[26] Pursuant to rule 12b-1 under the

Investment Company Act, a fund may adopt a 12b-1 plan to provide for the payment of distribution expenses. Because of the possible conflicts of interest involved in a fund's payment of distribution expenses, the Commission requires funds to follow procedures similar to those required by the Investment Company Act for the approval of an investment advisory contract.[27]

In particular, rule 12b-1 requires that payments for distribution expenses be made pursuant to a written plan and that the plan be annually approved by a majority of the fund's independent directors.[28] Like advisory contracts, rule 12b-1 also requires shareholder approval of the plan and any amendments to the plan that materially increase the amount paid under the plan. When reviewing and approving rule 12b-1 plans, independent directors must decide, in the exercise of their reasonable business judgment and in light of their fiduciary duties under state law and under the Investment Company Act, that there is a reasonable likelihood that a plan will benefit the fund and its shareholders.[29]

The Investment Company Act and the rules thereunder do not, however, expressly require a fund's independent directors to approve all of the service contracts of the fund. For example, a fund's independent directors are not expressly required by the Act to approve transfer agency contracts or administrative contracts. Absent some affiliation between a fund and a service provider, service contracts generally do not implicate the same conflict of interest concerns as investment advisory contracts. Directors, including independent directors, may nevertheless review and approve such service contracts, especially if a fund's adviser or an affiliate of the adviser provides the services under the contract.[30] Also, directors may need to review and approve service contracts in order to fulfill their duties as directors under state law.

In 1970, Congress amended the Investment Company Act to strengthen the ability of directors, particularly independent directors, to carry out their responsibilities to review and approve fund contracts.[31] Among other things, Congress adopted Section 36(b) of the Investment Company Act, pursuant to which investment advisers have a fiduciary duty with respect to the receipt of compensation for services provided to a fund.[32] An adviser's duty under section 36(b) applies to all of the fees that the adviser and its affiliates receive from a fund, including any distribution expenses such as rule 12b-1 fees.[33] Court decisions in cases alleging that an adviser breached its fiduciary duty with regard to compensation under section 36(b) provide a framework that many fund directors follow when they review advisory contracts.[34] In these cases, courts evaluated the facts and circumstances of the advisory contract to determine whether the adviser charged, "a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining."[35] The courts have considered the following factors when evaluating a section 36(b) claim:

(1) the nature and quality of the services provided by the adviser, including the performance of the fund;

(2) the adviser's cost in providing the services and the profitability of the fund to the adviser;

(3) the extent to which the adviser realizes economies of scale as the fund grows larger;

(4) the "fall-out" benefits that accrue to the adviser and its affiliates as a result of the adviser's relationship with the fund (e.g., soft dollar benefits);

(5) performance and expenses of comparable funds; and

(6) the expertise of the independent directors, whether they are fully informed about all facts bearing on the adviser's service and fee, and the extent of care and conscientiousness with which they perform their duties.[36]

Most fund directors request data and other information that enable them to evaluate at least these factors in connection with the investment advisory or other contracts. In addition to obtaining data and information from the investment adviser, fund directors may seek data and other information from outside sources. For example, the directors may obtain material prepared by outside experts that may be used to compare the fund's performance, fee structures, and expenses to funds of comparable size and investment objective. Independent directors also may rely on independent counsel for advice and information in connection with the evaluation of the investment advisory and other service contracts.

2. Disclosure Requirements

The dual approach to regulating mutual fund fees and expenses also relies on fund investors to play a role in determining for themselves the appropriate level of fees and expenses. All funds are required to disclose their fees and expenses in a uniform manner so that an investor contemplating a fund investment today has access to comparable information about competing funds. This information helps investors to make better investment decisions.

In the 1980s, the Commission became concerned that investors could be confused if the increasing variety of sales loads and other fund distribution arrangements were not uniformly presented. For that reason, since 1988, Form N-1A (the form used by mutual funds to register their shares with the public) has required every mutual fund prospectus to include a fee table.[37] This table presents fund investors with expense disclosure that can be understood easily and that facilitates comparison of expenses among funds.[38]

The fee table calls for a uniform, tabular presentation of all fees and expenses associated with a mutual fund investment. The fee table reflects both (i) charges paid directly by a shareholder out of his or her investment, such as front- and back-end sales loads, and (ii) recurring charges deducted from fund assets, such as advisory fees and 12b-1 fees. The table must be located at the beginning of the prospectus. It is accompanied by a numerical example that illustrates the total dollar amounts that an investor could expect to pay on a $10,000 investment if he or she received a 5% annual return and remained invested in the fund for various time periods. As a result of the Commission's efforts in designing and implementing the fee table, information about mutual fund fees and expenses is accessible to prospective and existing investors.

In 1998, the Commission overhauled the prospectus disclosure requirements for mutual funds in order to provide investors with clearer and more understandable information about funds.[39] As part of those initiatives, the Commission improved fund fee disclosure. Those initiatives require mutual funds to include in the front portion of their prospectuses a risk/return summary in plain English that functions as a standardized "executive summary" of key information about the funds. The fee table is included in the plain English risk/return summary because of the Commission's belief that fees and expenses are crucial to an investor's decision to invest in a fund.[40] This reflects the Commission's commitment to promoting investors' access to fee information as a basis for a fund investment decision.[41]

B. Recent Commission Initiatives to Enhance the Regulatory Scheme

Congress and the Commission continue to monitor fund fees and expenses and to assess whether the regulatory framework should be enhanced. For example, in September 1998, the Subcommittee on Finance and Hazardous Materials of the Commerce Committee of the U.S. House of Representatives held a hearing on mutual fund fees and expenses at which Chairman Arthur Levitt and members of the industry testified. In his testimony, Chairman Levitt announced that the staff had commenced a report on fees and expenses.[42] Chairman Levitt also discussed the steps being taken by the Commission in the area of mutual fund fees and expenses, which included evaluating the role of independent directors and enhancing investor understanding of fund costs. The Commission's recent initiatives in those areas are described below.

1. Enhancing the Role of Independent Directors

As discussed above, the independent directors of a fund play a significant role in monitoring fund fees and expenses, and the Commission recently has undertaken initiatives to strengthen the role of independent directors. In February 1999, the Commission hosted a two-day public Roundtable on the role of independent fund directors. Independent directors, investor advocates, executives of fund advisers, academics, legal counsel, and others examined the responsibilities of independent directors and discussed ways that the Commission might promote greater effectiveness of these directors, especially in approving investment advisory agreements and fees. One panel at the Roundtable was entitled "Negotiating Fees and Expenses." Roundtable participants generally agreed that independent directors can vigilantly represent the interests of fund shareholders only when they are truly independent of those who operate and manage the fund, and that the independence of fund boards should be encouraged.[43]

In October 1999, the Commission proposed new rules and rule amendments to enhance the independence and effectiveness of mutual fund directors.[44] At the same time, the Commission published an interpretive release expressing the views of the Commission and Division staff concerning a number of issues that relate to independent fund directors.[45] Together, these initiatives are designed to reaffirm the important role that independent directors play in protecting fund investors, strengthen fund directors' hand in dealing with fund management, reinforce directors' independence and provide investors with additional information to assess directors' independence.

In addition, in October 1999, Chairman Levitt announced the creation of the Mutual Fund Directors Education Council, which is chaired by former SEC Chairman David S. Ruder and administered by Northwestern University. The Council was created in response to Chairman Levitt's call for improved fund governance. The Council fosters the development of programs to promote a culture of independence and accountability in fund boardrooms.

2. Enhancing Investor Understanding of Mutual Fund Costs

Through the Commission's disclosure efforts, mutual fund fee information is readily available to investors in an understandable, easy-to-use format in the new mutual fund prospectuses. The Commission continues to be concerned, however, that the typical investor is not using all of the resources that are available in considering investments in mutual funds. Thus, the Commission has mounted an extensive investor education campaign to improve the financial literacy of investors with respect to mutual funds and their costs.

For example, the Commission recently issued tips on mutual fund investing that remind investors that past performance should never be their only guide when choosing funds.[46] The Commission recommended that, in addition to reading the prospectus and shareholder reports, investors should assess a fund's costs because they can have an enormous impact on returns. The Commission's mutual fund tips also suggest that investors consider a fund's size, tax consequences, risks, and volatility.

Last year, the Commission launched the Mutual Fund Cost Calculator, an Internet-based tool that enables investors to compare the costs of owning different funds by entering data that generally is available in fund prospectuses. The Mutual Fund Cost Calculator also shows the total cost of owning a mutual fund after a specified period of time. It is available for free on the Commission's web site.[47]

These recent investor education initiatives build upon prior initiatives of the Commission to promote financial literacy among investors. The Commission's web site contains, for example, an "Investment Options" page, which contains information on the benefits, risks, and costs of various investment vehicles, including mutual funds.[48] The page provides links to the Mutual Fund Cost Calculator and to a publication with frequently asked questions about mutual fund fees.[49] It also features the "Financial Facts Tool Kit," which contains information to assist investors in planning their financial future.[50] Investors can find on the Commission's web site a brochure about investing in mutual funds that contains a section on the importance of fees.[51] Investors can also use the "Search Key Topics" databank on the Commission's website to learn more about the different types of mutual fund fees and expenses.[52]

In addition, in March 1999, Congressman Paul Gillmor introduced the Mutual Fund Tax Awareness Act of 1999, which would require the Commission to revise its regulations to improve methods of disclosing to investors in mutual fund prospectuses and annual reports the after-tax effects of portfolio turnover on mutual fund returns. The legislation was approved by the House of Representatives in the 106th Congress. The Commission recently also proposed to improve disclosure to investors of the effect of taxes on the

performance of mutual funds.[53]

Finally, we note the presence of market trends that may be the result of increased investor awareness of funds' expenses. Three fund groups that have been characterized as featuring relatively low costs[54] have increased their share of total fund assets from 17% at the beginning of 1990 to more than 27% at the end of 1999.[55] Competitive pressures within the industry appear to be prompting an increasing number of fund mergers as fund sponsors attempt to streamline their offerings and eliminate uneconomical funds. Competition also has increased because of the offering of low-cost exchange traded funds (ETFs), which are pooled vehicles generally sponsored by large broker-dealers and stock exchanges that allow investors to buy and sell the funds' shares at any time during the day at market prices. In addition to competing among themselves, mutual funds face increased competition from sources outside of the fund industry.[56]

- On-line trading: Due to the low cost of trading on-line, many investors now prefer to construct their own investment portfolios in lieu of relying on mutual funds.

- Individual accounts: Advances in technology enable investment advisers and broker-dealers to extend individual account management services to clients and customers with smaller accounts than had been economically feasible in the past. Individual accounts allow for more personalized investment management and tax planning services than are possible in a pooled vehicle such as a mutual fund.

- New "mass customized" products: Several new Internet-based firms take the individual account concept a step further. One firm, for example, enables individual investors to buy pre-constructed baskets of stocks with preselected characteristics in terms of risk, type of issuer, etc. Alternatively, the investor can utilize the firm's web site to create his or her own customized basket of stocks.[57]

These emerging products and services, and others not yet developed, and their sponsors may exert additional pressure on mutual fund fees and the Commission will need to closely monitor them to ensure that they are appropriately regulated.[58] If investors are to benefit from the increased competition, investor education must play a major role by helping investors to understand the characteristics, risks, and costs associated with the ever-increasing number of investment alternatives.

III. STUDY OF TRENDS IN MUTUAL FUND FEES AND EXPENSES

A. Introduction

1. Objectives

The Division initiated its study of mutual fund fees and expenses ("fee study") in response to significant growth in the mutual fund industry and significant changes in the manner in which funds operate. Our objectives are to provide summary data about the current level of mutual fund fees and expenses, describe how fee levels have changed over time, and identify some of the major factors that have influenced the amount of fees charged. In

order to examine trends over time, we analyze the expenses of all stock and bond funds for the following years: 1979, 1992, and 1995 through 1999. We use 1979 as a benchmark because it is the year before rule 12b-1 distribution fees were first permitted. We analyze data for 1992 because it is the first year for which we have expense data in electronic format. We analyze data for 1995 through 1999 to get a more recent picture of trends in fund expenses. Our purpose is not to determine whether mutual fund fees are too high or too low, but to determine how fees have changed over time and what factors have affected those changes.

2. Presentation of Results

The presentation of fee study results is organized in the following manner. First, we discuss issues related to methodology and data sources. We identify the costs that are included in a fund's expense ratio and the costs that are excluded. We then examine trends in the number of funds, assets under management, expense ratios, methods of distribution, and types of investment objectives offered. Next, we use an econometric model to examine which factors are statistically important in explaining the differences in mutual fund operating expense ratios. Following that, we examine whether mutual fund management expense ratios[59] decline as fund assets increase and investigate the extent to which fee breakpoint provisions are included in the management contracts between funds and their investment advisers. Finally, we examine the expenses of the largest mutual funds in the retirement market.

B. Methodological Issues

Mutual fund investors and industry analysts usually evaluate the fees and expenses of an individual fund by comparing its expense ratio (total expenses divided by average net assets) to the expense ratios of other funds or by looking at how the fund's expense ratio has changed over time. Investors and analysts usually evaluate the fees and expenses of the fund industry as a whole by looking at the average expense ratio of all funds (or all funds in a given category, e.g., equity funds) and noting how this figure has changed over time. We believe that although expense ratios are important, it can be misleading to focus on one number without also identifying key factors that influence that number. In this study, we attempt to identify some of the key factors that may affect mutual fund expense ratios.

1. What Costs are Included in a Fund's Expense Ratio?

It is difficult to compare the fees and expenses paid by funds because the manner in which funds pay for services and the nature of the services provided vary widely. Sometimes, the cost of all services provided to the fund and its shareholders is included in a fund's expense ratio. Other times, the expense ratio excludes the cost of some services, such as marketing or financial advice, because they are not paid for by the fund; instead they are paid by the individual shareholder. Although no standard method exists for classifying the services provided in connection with buying and owning a mutual fund, one possible approach is shown in Chart 1.

Chart 1
The Mutual Fund "Bundle of Services"

Type of service	How Paid For	Include in Expense Ratio?
1. investment management (i.e., "portfolio advice")	management fee	Yes
2. administration and recordkeeping	management fee, fees to service providers	Yes
3. buying and selling securities	commissions, bid-asked spreads	No
4. distribution and marketing	sales charge, 12b-1 fee, adviser profits	12b-1 fee, yes; otherwise, no
5. financial advice/planning	sales charge; 12b-1 fee; separate fee or commission paid to a broker, financial planner, or investment adviser; wrap fee	Sometimes
6. consolidated statements and other services provided by a "mutual fund supermarket"	supermarket receives portion of management fee, 12b-1 fee, or adviser profits	Yes (unless paid from adviser profits)

Before looking at the expense ratio numbers, it is useful to identify in greater detail the costs that are included in a fund's expense ratio and the costs that are excluded.

A fund's expense ratio is its total expenses divided by average net assets. Form N-1A, the mutual fund registration form, divides total expenses into three categories: management fees, rule 12b-1 fees, and other expenses. *Management fees* include investment advisory fees and administrative or other fees paid to the investment adviser or its affiliates for services.[60] *Rule 12b-1 fees* include all distribution or other expenses incurred under a plan adopted pursuant to rule 12b-1.[61] *Other expenses* include all expenses not included in the first two categories that are deducted from fund assets or charged to all shareholder accounts. Typical "other expenses" include payments to transfer agents, securities custodians, providers of shareholder accounting services, attorneys, auditors, and fund independent directors. A mutual fund's expense ratio does not include the sales load (if any) or the cost that the fund incurs when it buys or sells portfolio securities, such as brokerage commissions. As described in the following section, fund marketing and distribution expenses are increasingly paid out of 12b-1 fees rather than out of sales loads -- a change that has had a large impact on expense ratios.

2. The Changing Role of Distribution Expenses

The past two decades have seen significant changes in the way that investors pay for the marketing and distribution of fund shares. Any analysis of mutual fund expenses must take into account the effect of these changes.[62]

Prior to 1980, most mutual funds were load funds, so-named because they were marketed by a sales force of brokers who received a commission (load) when shares were sold.[63] The remaining funds (no-load funds or directly marketed funds) were sold by investment advisory firms directly to the public without a sales load. The more limited sales expenses of no-load funds (primarily advertising) were paid by the funds' investment advisers or underwriters, out of their own profits. In other words, prior to 1980, irrespective of whether a fund was a load or a no-load fund, distribution expenses were not included in the fund's expense ratio.

In 1980, after much debate, the Commission adopted rule 12b-1, which permits funds to pay for marketing and distribution expenses directly out of their assets.[64] Since 1980, marketing and distribution expenses paid under rule 12b-1 have been included in a fund's expense ratio in the same manner as any other fund expense. Sales loads, on the other hand, continue to be excluded from a fund's expense ratio because loads are paid directly by investors and not by the fund.

Although initially few funds adopted 12b-1 plans, the number of funds with plans increased during the mid-1980s [65] as sponsors of load-funds developed a new pricing arrangement in which the combination of a 12b-1 fee and a contingent deferred sales load (CDSL) replaced the traditional front-end load.[66] A CDSL is a sales load that is paid, if at all, at the time of redemption. A CDSL is "contingent" because the sales load is paid only if the shares are redeemed before a specified period of time (often 5-8 years). These CDSL funds are sold by the same brokers who sell traditional load funds, but the investor does not pay a sales load at the time that shares are purchased. Instead, the investor pays an annual 12b-1 fee or a contingent deferred sales load if shares are redeemed within a specified period of time.[67] The 12b-1 payments made by CDSL funds are included in their expense ratios.

As CDSL funds became more popular, the NASD, with the approval of the Commission, determined that 12b-1 fees should be governed by the rules that apply to sales loads.[68] After careful consideration, the NASD determined that funds should pay no more than 100 basis points in 12b-1 fees, 75 basis points of which could be for distribution expenses and 25 basis points for service fees annually.[69] In addition, the NASD determined that a fund with no sales load and a 12b-1 fee of 25 basis points or less could identify itself as a no-load fund.

In view of the changes described above, some observers of the fund industry, including the industry's largest trade association, argue that any overall evaluation of the fees and expenses borne by fund shareholders should consider trends in total shareholder cost -- a measure that includes the cost of services paid for separately by the shareholder (most notably, distribution costs paid via sales loads) as well as the costs included in a fund's expense ratio. Although we believe that the total shareholder cost approach has considerable merit, we focus primarily on expense ratios in this study for two reasons. First, our goal is to analyze trends in fees and expenses that are

incurred at the fund level and paid directly out of fund assets. Second, two data items that play a key role in total shareholder cost analysis-- actual sales loads paid by fund investors, and the actual length of time that investors hold their shares - are not publicly available.[70]

3. Data Sources/Explanation of Data Items

Expense ratio and other data were collected for all stock and bond funds in our database at the end of 1979, 1992, 1995, 1996, 1997, 1998, and 1999.[71] Data for 1979 were taken from *Weisenberger's Investment Company Services, 1980*; data for 1992 and 1995 through 1999 were taken from *Morningstar Mutual Funds OnDisc* and *Morningstar Principia Pro*.[72] Money market funds, another major segment of the mutual fund industry, were excluded from this study because of their different cost structure. Therefore, in this report, the terms "mutual fund" and "fund" include all mutual funds that are not money market funds. Also excluded from this study are the underlying mutual funds of insurance company separate accounts, closed-end investment companies, and face amount certificate companies.

A key issue is whether to evaluate the expense data at the level of the fund or at the level of the class. As previously indicated[73] some funds issue only one share class (single-class funds or stand-alone funds); other funds issue two or more classes (multi-class funds). The multi-class form of organization is designed to provide investors with more choices. For example, different share classes may offer varying levels of service or alternative ways to pay for the cost of distributing the fund's shares.[74] Because of the differences among the classes, each class has its own fee structure and expense ratio, and shareholders investing in different classes pay different expenses for an undivided interest in the same portfolio of securities. Consequently, the data reported for a multi-class fund is not the fund's expenses and assets, but rather the expense ratio of each separate class and its related assets.

A multi-class fund actually incurs most of its operating expenses at the fund level, and then allocates these expenses among the fund classes, often based on the relative asset-size of each class. The magnitude of these expenses tends to be influenced by the asset-size of the fund and not the asset size of the various classes.[75]

We believe, therefore, that when an expense analysis includes the relationship between funds' expense ratios and their asset sizes, it is appropriate to evaluate the asset-size of multi-class funds at the fund level. We use this approach in Section III.D (A Model for Estimating a Fund's Expense Ratio).[76] In contrast, when the expense analysis focuses on the amount of expenses paid by fund shareholders, we believe it is more appropriate to perform the analysis at the class level. Accordingly, in Section III.C (Factors That Affect Fees: Descriptive Statistics) we evaluate multiple class funds at the class level -- *i.e.*, we consider each class to be a separate data item, with its own assets and its own expense ratio.

In most cases, our study analyzes expense data for all funds or classes in existence at the end of the year.[77] In three cases, because the relevant information had to be collected by hand, we limited the analysis to a sample of large classes.

- Our analysis of management expenses is based on a sample of the 1,000 largest classes in existence at the end of 1999. [78] The 1,000 classes represented approximately 82% of all class assets in 1999. The smallest class in this sample had assets of $704 million.

- Also with respect to management expenses, we examined the management contracts of the 100 largest mutual funds in 1999 for evidence of fee "breakpoints." [79] The 100 largest funds had total assets of $1.8 trillion in 1999 and represented 42% of all fund assets.

- We analyzed the expense ratios of the 50 funds with the most 401(k) assets in 1999. The 50 funds had total assets of $935 billion and represented 21% of all fund assets.

C. Factors that Affect Fees: Descriptive Statistics

1. Mutual Fund Growth

The mutual fund industry grew at an extraordinary rate during the 20 years covered by our study ("study period"). The number of stock and bond classes in the study went from 517 in 1979 to 8,901 in 1999 -- an increase of 1,622% (Table 1). Assets under management soared from $51.7 billion in 1979 to $4,456.6 billion in 1999 -- an increase of 8,520%. In terms of both number of classes and total assets, the greatest portion of the growth took place between 1992 and 1999.

Table 1
Mutual Fund Growth

	Number of Classes	Total Assets ($ Billions)
1979	517	51.7
1992	2,483	982.6
1995	6,682	2,074.4
1996	6,965	2,370.3
1997	6,991	3,001.5
1998	8,423	3,558.9
1999	8,901	4,456.6

2. Expense Ratio Trends: All Classes

During the study period, the expense ratio of the average class ("equally weighted average") rose from 1.14% in 1979 to 1.36% in 1999 (Table 2). However, because investment dollars are spread unevenly among classes -- the largest 100 classes account for 42% of all assets and the largest 1,000 classes account for 82% of all assets -- an equally weighted average may not be the best indicator of what the typical investor is being charged. The computation of an equally weighted average gives the same importance to a small class (net assets $100,000) as it does to the largest class (net assets $92 billion). [80]

Table 2
Expense Ratio Trends: All Classes

	Unweighted Average Expense Ratio	Weighted Average Expense Ratio
1979	1.14%	0.73%
1992	1.19%	0.92%
1995	1.30%	0.99%
1996	1.32%	0.98%
1997	1.33%	0.95%
1998	1.35%	0.91%
1999	1.36%	0.94%

We believe that evaluations of fund fees should generally give more weight to classes with more assets (and more shareholders). The typical fund investor is likely to own one of the larger classes, and to be charged an expense ratio at a large class's rate.

Weighting expense ratios by class size, we find that the expense ratio of the average class rose from 0.73% in 1979 to 0.99% in 1995, fell in 1996, 1997 and 1998 to 0.91%, and then rose to 0.94% in 1999.[81] Although we find that the weighted expense ratio has increased since 1979, it is important to understand why this has occurred. In the sections that follow, we discuss changes in the fund industry that might explain this increase.

3. Expense Ratio Trends by Distribution Category



As previously described, a series of changes in mutual fund distribution patterns has blurred the lines between formerly distinct marketing categories -- load vs. no-load. Today, the no-load category includes directly distributed classes with and without 12b-1 fees, as well as certain classes of sales force distributed funds in which marketing expenses are reduced or eliminated because the class is sold only to selected groups such as institutional investors or retirement plans.[82] The load category now includes classes with 12b-1 fees higher than 25 basis points, classes with 12b-1 fees and CDSLs, and classes with traditional front-end loads. Although the load category consists mostly of classes distributed by commissioned sales people or financial advisers, it includes some directly distributed funds.

In recognition of these changes, we divide classes into two categories for the purpose of analyzing trends in distribution expenses.

- *No-load*: With respect to data for 1979 and 1992, this category consists of classes that have no sales load and no 12b-1 fee ("pure no-load classes"). With respect to data for 1995 through 1999, this category consists of classes that may call themselves no-load under current NASD rules -- *i.e.*, pure no-load classes and classes that have no sales charge at the time of purchase or redemption, but can have a 12b-1 fee of up to 25 basis points.[83]

- *Load:* fund classes that have a sales load, a 12b-1 fee of more than 25 basis points, or both.

Tables 3 and 4 show how the number and total assets of load and no-load classes have changed over time. The trend in the study period is a gradual decline in the proportion of load classes and a faster decline in their proportion of assets. In 1999, for the first time, load classes had fewer assets, 49%, than no-load classes.

Table 3
Number of Classes by Distribution Category

	No-Load Classes	Load Classes	Load Classes Percent of Total
1979	201	316	61%
1992	763	1,720	69%
1995	2,380	4,302	64%
1996	2,506	4,459	64%
1997	2,576	4,415	63%
1998	3,229	5,184	62%
1999	3,418	5,483	62%

Table 4
Class Assets by Distribution Category ($ Millions)

	No-Load Classes	Load Classes	Load Classes Percent of Total
1979	$15,451	$36,204	70%
1992	$254,441	$728,162	74%
1995	$916,401	$1,158,001	56%
1996	$1,076,530	$1,293,730	55%
1997	$1,384,483	$1,617,017	54%
1998	$1,751,804	$1,807,092	51%
1999	$2,259,836	$2,196,776	49%

Table 5 shows the trend in average expense ratio by distribution category over the study period. (Expense ratios are weighted by asset size in all cases.) The expense ratio of the average no-load class rose from 75 basis points in 1979 to 80 basis points in 1992, before declining to 76 basis points in 1995, 75 basis points in 1996, 72 basis points in 1997, 68 basis points in 1998 and then increasing to 72 basis points in 1999.

In 1979 -- prior to the onset of 12b-1 fees -- the average load class had a lower expense ratio (72 basis points) than the average no-load class (75 basis points). From 1979 to 1992, load class expense ratios rose 24 basis points, on average, primarily because of the inclusion of 12b-1 fees in the expense ratio. Load class expense ratios increased another 21 basis points by 1995 (to 1.17%) before falling to 1.14% in 1997, 1.12% in 1998, and increasing to 1.17% in 1999.

Table 5
Weighted Average Expense Ratios by Distribution Category

	No-Load Classes	Load Classes
1979	.75%	.72%
1992	.80%	.96%
1995	.76%	1.17%
1996	.75%	1.17%
1997	.72%	1.14%
1998	.68%	1.12%
1999	.72%	1.17%

4. Total Ownership Costs

The results summarized in Table 5 do not take into account the decline in front-end sales loads that accompanied the increase in 12b-1 fees. The median front-end sales load (before quantity discounts) fell from 8.5% in 1979 to 4.75% in 1999.[84] Some industry participants argue that evaluations of mutual fund expense trends should take into account all costs that a shareholder would expect to incur in purchasing and holding class shares ("total ownership costs"). Total ownership costs include fund operating expenses, 12b-1 fees, and sales loads.[85]

As part of this study, we performed a simplified analysis of total shareholder costs. The results are shown in Table 6. A key issue for any study that employs a total ownership cost approach is how to treat the sales load paid to purchase fund share classes. The analysis requires two data items that are not publicly available: the actual loads paid by investors (dollar amount or percentage of amount invested) [86] and actual shareholder holding periods.[87]

Because we do not have access to data that reflect actual sales loads paid or actual holding periods of fund investments, we make certain simplifying assumptions, which make the analysis less precise. We assume that shareholders hold their shares for either 5 or 10 years.[88] We also assume that all investors pay the maximum front-end sales load. Using these assumptions, we then amortize the maximum sales load by dividing the sales load by the holding period. Finally, the amortized sales load is added to the expense ratio to arrive at the total asset weighted shareholder cost.

Table 6 indicates that the magnitude of total shareholder costs depends heavily on the amortization period chosen. Amortizing the average maximum sales load over a 5-year holding period shows that total shareholder costs for load classes have declined 18% between 1979 and 1999 -- from 2.28% to 1.88%. If the longer holding period of 10 years is picked, however, total shareholder costs remained basically unchanged between 1979 and 1999.

Table 6
Total Ownership Costs for Load Classes

	Number of Classes	Assets ($ Millions	Weighted Expense Ratio with 5 Year Amortization of Sales Load	Weighted Expense Ratio with 10 Year Amortization of Sales Load
1979	316	$36,204	2.28%	1.50%
1992	1,720	$728,162	1.79%	1.41%
1995	4,302	$1,158,001	1.88%	1.53%
1996	4,459	$1,293,730	1.89%	1.53%
1997	4,415	$1,617,016	1.87%	1.50%
1998	5,184	$1,807,092	1.83%	1.47%
1999	5,483	$2,196,776	1.88%	1.52%

5. Expense Ratio Trends by Type of Investment

At the beginning of the study period, the mutual fund industry generally invested in U.S. securities and did not offer specialized funds. During the 1980s and 1990s many fund sponsors broadened their product lines in an effort to attract new assets and retain assets already under management.[89] This strategy led to the introduction of two new major fund categories: international funds and specialty funds.[90]

In 1979, bond fund classes accounted for 38% of classes and 33% of assets, while equity fund classes accounted for 62% of classes and 67% of assets (see Tables 7 and 8). By 1992, bond classes had overtaken stock classes to become the largest fund category and international classes (10% of classes; 6% of assets) and specialty classes (6% of classes; 3% of assets) had become a significant part of the fund landscape.

Table 7
Number of Classes

	Bond Classes	Equity Classes	International Classes	Specialty Classes
1979	196	321	-	-
1992	1,277	805	255	146
1995	3,559	1,891	931	301
1996	3,579	2,029	1,044	313
1997	3,389	2,141	1,118	343
1998	3,823	2,743	1,406	451
1999	3,956	3,011	1,460	474

Table 8
Total Assets
($ Millions)

	Bond Classes	Equity Classes	International Classes	Specialty Classes
1979	$17,037	$34,618	-	-
1992	$522,049	$363,861	$65,083	$31,610
1995	$732,472	$999,772	$273,956	$68,200
1996	$776,106	$1,196,436	$317,676	$80,042
1997	$856,279	$1,664,553	$374,760	$105,907
1998	$990,132	$2,056,137	$391,574	$121,053
1999	$944,435	$2,705,494	$564,215	$242,470

Seven years later, a bull market in equities enabled stock fund classes to become the largest category in terms of assets although bond fund classes still accounted for the largest number of classes. In 1999, stock fund classes accounted for 61% of assets compared to 21% for bond fund classes. Bond fund classes accounted for 44% of classes in 1999 and stock fund classes accounted for 34%. International fund classes grew steadily during the study period until they accounted for 16% of classes and 13% of assets, while the number of specialty fund classes stayed level at 5%, but their assets grew to 5% of total assets.

It is generally believed that equity funds are more expensive to manage than bond funds and that international and specialty funds are more expensive to manage than equity funds.[21] Equity funds are thought to be more expensive to manage because of the increased research costs associated with picking stocks. Similarly, international funds are thought to incur additional costs over and above domestic equity funds because of the increased difficulty of researching international companies. Some of the increased cost results from the need to review and understand foreign accounting statements and to obtain company information not required to be disclosed under foreign securities laws. Custody costs generally are higher, as well.

The results shown in Table 9 are consistent with the opinions described above. Table 9 indicates that bond fund classes have lower expense ratios than equity fund classes, and that international and specialty fund classes have higher expense ratios than bond and equity fund classes. This fact, coupled with the increase in assets of equity, international, and specialty fund classes, helps explain some of the increase in mutual fund expenses.

Table 9
Weighted Average Expense Ratio
By Type of Fund

	Bond Classes	Equity Classes	International Classes	Specialty Classes
1979	0.70%	0.74%	-	-
1992	0.82%	0.95%	1.36%	1.31%
1995	0.84%	0.98%	1.31%	1.37%
1996	0.84%	0.96%	1.31%	1.34%
1997	0.83%	0.91%	1.24%	1.35%
1998	0.80%	0.88%	1.18%	1.30%
1999	0.80%	0.90%	1.18%	1.36%

6. Expense Ratio Trends by Class Age

Another common explanation for rising expense ratios is that large numbers of new funds have pushed up the averages. Commentators say that new funds often have higher expense ratios because they have not yet reached the critical size needed to pass on economies to their shareholders.[92]

Table 10 tends to confirm the notion that new fund classes have higher expense ratios. The average expense ratio (weighted by asset size) of classes that have been in existence 5 years or less is 1.23%, compared to 1.10% for classes in existence between 6-10 years, and 0.80% for classes in existence for more than 10 years.[93]

Table 10
Years in Existence

Years in Existence	Number of Classes	Assets ($ Millions)	Weighted Expense Ratio
1-5	3,873	589,846	1.23%
6-10	3,433	1,241,081	1.10%
Greater than 10	1,595	2,625,692	0.80%

7. Expense Ratio Trends by Class Size

The previous table indicates that expense ratios seem to be inversely correlated with age. That is, as classes get older they have lower expense ratios. Some industry commentators have suggested that the recent creation of newer smaller classes tends to increase the weighted expense ratio. Table 11 attempts to determine the relationship between class asset-size and expense ratios.

Table 11
Class Size

Assets ($ Millions)	Number of Classes	Assets ($ Millions)	Weighted Expense Ratio
1-10	2,031	7,644	1.61%
11-50	2,326	60,404	1.42%
51-200	2,186	230,775	1.25%
201-1,000	1,586	706,922	1.14%
Greater than 1,000	772	3,450,868	0.87%

Table 11 divides all classes in 1999 into five groupings by asset size. As can be seen in the table, classes in the largest size category -- assets greater than $1 billion -- hold more than two-thirds of all fund assets. The data show that there is, in fact, an inverse relationship between size category and expense -- as the size category increases, expense ratios fall.

D. A Model for Estimating a Fund's Expense Ratio

1. Introduction

In Section C we found that the level of a class's expense ratio seems to depend on the following factors: asset size, age, investment category, and method of distribution. Because these factors appear to be important in explaining the magnitude of expense ratios at the class level, we sought to obtain more precise information about their impact.

To achieve this end, we built an econometric model of the relationship between the expense ratios of mutual fund classes and the factors described in Section C, as well as a few others. Our model hypothesizes that expense ratios of mutual fund classes can be explained by the following 11 factors: (1) fund asset size; (2) fund family asset size; (3) number of funds in its fund family; (4) portfolio turnover; (5) number of portfolio holdings; (6) fund age; (7) investment category; (8) method by which it finances distribution; (9) whether or not it is an index fund; (10); whether or not it is an institutional fund or class; and (11) whether it is part of a multi-class fund. [94] We used the model to analyze expense data for the 8,901 classes in our database in 1999.

2. Results of Econometric Model of Expense Ratios

We used our econometric model (see Appendix One, Regression Table) to analyze the expense ratio and operating expense ratio of classes in our database in 1999.[95] As indicated previously, a fund's *expense ratio* is defined as its total expenses, including rule 12b-1 fees, divided by its average net assets. A fund's *operating expense ratio* is defined as its total expenses minus rule 12b-1 fees divided by its average net assets. In our analysis of total expenses (column 1) we observe that the maximum 12b-1 factor tends to explain the variance in total expenses due to actual 12b-1 fees and that the other factors explain only that part of the variance in total expenses that is due to differences in operating expenses. So the coefficients for the independent variables (except for the maximum 12b-1 fee) represent the influence of these variables on the operating expense ratio, not the total expense ratio.

We found that the following factors are important in explaining variations among fund operating expense ratios.[96] Or, to put it another way, we found statistically significant relationships [97] between the operating expense ratios of funds [98] and the following factors. [99]

- *Fund Assets*: As fund assets increase, a class's operating expense ratio decreases.

- *Fund Family Assets:* As fund family assets increase, a class's operating expense ratio decreases.

- *Number of Funds in a Fund Family:* As the number of funds in a fund family increases, a class's operating expense ratio decreases.

- *Fund Category:* Equity funds have higher operating expense ratios than bond funds; specialty funds have higher operating expense ratios than equity funds; international funds have higher operating expense ratios

than comparable domestic funds.

- *Index Funds:* Index funds have lower operating expense ratios than other funds.

- *Institutional Funds:* Institutional funds and classes have lower operating expense ratios than other funds and classes.

- *Load:* Funds or classes with front-end loads have lower operating expense ratios than no-load funds and classes.

- *12b-1 Fees:* Classes that are authorized to have 12b-1 fees have expense ratios that are higher than other classes by an amount equal to about 93% of the maximum authorized 12b-1 fee.

- *Portfolio Turnover:* As portfolio turnover increases, a fund's operating expense ratio increases.

- *Portfolio Holdings:* As the number of portfolio holdings increases, a fund's operating expense ratio increases.

- *Multi-Class Funds:* Multi-class funds have higher operating expenses than single class funds.

- *Fund Age:* Older funds have higher operating expenses than younger funds.

The remainder of this section discusses the above results in more detail, using examples based on the data for 1999.

a. Fund Size

Other things held equal, a fund with assets of $10 million had an operating expense ratio that was 22 basis points lower than a similar fund with assets of $1 million. (Table 12). A fund with assets of $1 billion had an operating expense ratio that was 66 basis points lower than a similar fund with assets of $1 million.[100]

Table 12
Relationship Between Fund Size and Operating Expense Ratio

Increase in Fund Asset Size	Change in Operating Expense Ratio (basis points)
from $1 million to $10 million	-22
from $1 million to $1 billion	-66

b. Fund Family Asset-Size

In 1999, other things held equal, a fund's operating expense ratio fell 68 basis points if the total assets of its fund family rose from $1 million to $10 million (Table 13). A fund's operating expense ratio fell 75 basis points if fund family assets rose from $1 million to $10 billion.[101]

Table 13
Relationship Between Fund Family Asset Size and Operating Expense Ratio

Increase in Fund Family
Asset Size:

Change in Operating Expense Ratio
(basis points)

Increase in Fund Family Asset Size:	Change in Operating Expense Ratio (basis points)
from $1 million to $10 million	-.68
from $1 million to $10 billion	-.75

c. Investment Category

A very important factor in predicting a fund's operating expense ratio is its investment category. In 1999, bond funds were the lowest cost investment category. Other things held equal, in 1999 an equity fund had an operating expense ratio that was 44 basis points higher than a bond fund; a hybrid fund had an operating expense ratio that was 22 basis points higher than a bond fund; and a specialty fund had an expense ratio that was 62 basis points higher than a bond fund. These results are applicable to funds that invest primarily in securities issued by United States issuers. With respect to funds that invest primarily in securities issued by non-United States issuers, an international equity fund had an expense ratio that was 82 basis points higher than a domestic bond fund and an international bond fund had an expense ratio that was 31 basis points higher than a domestic bond fund.

d. Index, Institutional, and Multi-Class Funds

In 1999, other things held equal, the operating expense ratio of an index fund was 45 basis points lower than an equivalent fund that was not an index fund. The operating expense ratio of an institutional fund or class was 22 basis points lower than an equivalent fund or class that was not limited to institutional investors. Finally, a multi-class fund had an operating expense ratio that was 14 basis points higher than an equivalent single-class fund.

e. Number of Funds in a Fund Family

In 1999, other things held equal, a fund with ten funds in its family had an operating expense ratio that was 14 basis points lower than a fund with only 1 fund in its fund family (Table 14). A fund with 100 funds in its family had an operating expense ratio that was 28 basis points lower than a fund with 1 fund in its fund family.

Table 14
Relationship Between Fund Family Number and Operating Expense Ratio

Increase in Fund Family Number	Change in Operating Expense Ratio (basis points)
from 1 fund to 10 funds	-.14
from 1 fund to 100 funds	-.28

f. Portfolio Turnover Rate

Portfolio turnover rate measures the average length of time that a security remains in a fund's portfolio. A fund that has a 100% portfolio turnover rate holds its securities for one year, on average. A fund with a portfolio turnover rate of 200% turns over its portfolio twice a year. In 1999, other things held equal, a fund with a portfolio turnover rate of 100% had an operating expense ratio that was 30 basis points higher than a similar fund with a portfolio turnover ratio of 1%. A fund with a portfolio turnover ratio of 200% had an expense ratio that was 4 basis points higher than a similar fund with a portfolio turnover ratio of 100%.

g. Number of Portfolio Holdings

Other things held equal, a fund that held 100 securities in its investment portfolio had an operating expense ratio that was 8 basis points higher than a similar fund that held 10 securities in its portfolio. A fund with 1,000 portfolio securities had an operating expense ratio that was 16 basis points higher than a fund with 10 portfolio securities.

h. Fund Age

Other things held equal, the operating expense ratio of a 10 year-old fund was 11 basis points higher than that of a 1 year-old fund in 1999; and the operating expense ratio of a 20-year-old fund was 4 basis points higher than that of a 10-year-old fund. Although the results indicate a positive relationship between age and expenses, the results appear to be driven at least in part by four older funds that have higher expenses than their peers. When the four funds are removed from the database, the positive relationship between a fund's age and operating expense ratio became considerably weaker.

i. Payment for Distribution Expenses: 12b-1 fee

The coefficient for the variable representing the maximum allowable 12b-1 fee is 0.93. This coefficient is statistically different from both 0 and 1.0. This indicates that, everything else equal, funds with 12b-1 fees had total expenses that were higher than those of other funds, but by an amount that was slightly less than the maximum 12b-1 fee.[102] This may have occurred because funds do not always charge a 12b-1 fee, even if such a fee is approved, or charge less than the maximum fee. In addition, some funds with 12b-1 fees may use these fees to pay for expenses that other funds may consider part of operating expenses. In these latter cases, the imposition of a 12b-1 fee might reduce operating expenses slightly.

j. Payment for Distribution Expenses: Sales Load

In 1999, other things held equal, the operating expense ratio of a fund with a front-end sales load was 6 basis points lower than the operating expense ratio of an equivalent fund.

***

The results from our model confirm that the factors identified in Section C are important in explaining a fund's operating expense ratio. We next turn our attention to mutual fund management expenses and focus on the relationship between a fund's portfolio asset size and its management expense ratio.

E. A Model for Estimating a Fund's Management Expense Ratio

1. Introduction

Evidence developed above indicates that as mutual funds' assets grow larger, their *operating expense ratios* decline. In order to determine whether a similar pattern exists with respect to mutual fund *management expenses*,[103] we hand-collected management expense data for the largest 1,000 classes in existence in 1999 and used a similar econometric model to analyze the data.[104] The model is the same as previously described with one exception. This time, the dependent variable is the fund's management expense ratio. We are interested in a fund's management expense ratio because it includes the cost of providing the fund with portfolio management services -- *e.g.,* conducting research, maintaining a trading desk, managing the investment portfolio in accordance with stated investment objectives and policies. Most observers believe that portfolio management is the fund cost with the greatest economies.[105] Although we cannot analyze directly the cost of providing portfolio management services to a mutual fund in order to determine whether economies exist (because the data are unavailable), we can do the next best thing. We can analyze portfolio management costs indirectly by using the management fee charged to a fund by its adviser as a proxy for the adviser's cost of providing portfolio management services. Unfortunately, the proxy is far from perfect because management fees often pay for other services as well.[106]

One piece of evidence for the existence of economies in portfolio management is that many mutual fund management contracts contain fee breakpoints. Fee breakpoints are an arrangement under which the management fee rate on incremental assets is reduced as total fund assets surpass specified dollar levels.[107]

Breakpoints were first introduced during the 1960s after shareholders of investment companies sued over the fairness of advisers' fees.[108] Although the management fee was not found to be "legally excessive" in any of the cases that came to trial, many other cases were settled before trial and the adoption of management fee breakpoints was often a condition of those settlements. [109]

In our analysis we are interested in seeing whether fund management expense ratios decline as fund assets increase and breakpoints in management contracts are triggered.

2. Results of Regression Model of Management Expense Ratios

Our analysis produced interesting results. The management expense ratio of the 1,000 largest funds in 1999 did not show a statistically significant decline as *fund* assets grow, but rather, showed a statistically significant decline as *fund family* assets grew (see Appendix One). Other things held equal, a fund's management expense ratio fell 11 basis points in 1999 as fund family assets rose from $1 million to $10 million. A fund's management expense ratio fell 42 basis points as fund family assets rose from $1 million to $10 billion.[110]

Table 15
Relationship Between Fund Family Asset Size and Management Expense Ratio

Increase in Fund Family Asset Size:	Change in Mgmt. Exp. Ratio (basis points)
from $1 million to $10 million	-11
from $1 million to $10 billion	-42

These results seem to indicate that, among large funds, economies in management expenses are present at the fund family level rather than at the fund level.[111]

F. Evidence of Breakpoints in Management Fees

In order to obtain additional information about the extent to which economies are present in management fees, we examined the management contracts of the 100 largest mutual funds in 1997, 1998, and 1999 for evidence of management fee breakpoints.[112] Because management contracts are generally based on the total assets in a fund portfolio, we added together all the classes of multi-class funds to select the 100 largest funds.

An analysis of the management contracts of these funds produced some interesting results. Our analysis shows that not all management contracts incorporate fee breakpoints as fund assets increase. Instead, we observe contracts with five types of arrangements: 1) fee breakpoints based on fund assets (fund breakpoints); 2) fee breakpoints based on portfolio assets plus a performance fee (fund breakpoints-plus); 3) fee breakpoints based on fund family assets (fund family breakpoints); 4) a single, all-inclusive fee (single fee); and 5) at-cost arrangements. In addition, we observe that for funds with fund breakpoint or fund breakpoint-plus contracts, a substantial proportion of their assets are not subject to any further breakpoint reductions (Table 16). The remainder of this section discusses the different types of management contracts.

Fund breakpoint contracts have management fees that decline at selected asset intervals based on the asset size of the fund. Forty-seven funds in our analysis, with assets of $855.2 billion, have fund breakpoint contracts. The median number of breakpoints for the 47 funds is six. For these funds, the median asset-size level at which the first breakpoint takes effect is $500 million and the median asset-size at which the last breakpoint takes effect is $10 billion. The median management fee at the first breakpoint is 65 basis points and the median management fee at the last breakpoint is 41 basis points. Thirty-four funds have assets that exceed their last breakpoint. For

these 34 funds, the combined assets that are not subject to any further breakpoints total $318 billion.

Table 16
Management Fee Breakpoints
1999

Type of Fee	Number of Funds	Total Assets (in Billions)	Funds with Assets Above Last Breakpoint	Total Assets Above Last Breakpoint (in Billions)
Fund Breakpoints	47	855.2	34	318.2
Fund Family Breakpoints	21	506.3	0	0
Fund Breakpoints - Plus	8	113.9	5	41.1
Single Fee	19	376.0	Na	na
At-Cost	5	204.7	Na	na

Fund family breakpoint contracts include breakpoints based on the asset size at the fund family level together with a single rate fee or a performance fee at the fund level. Twenty-one funds in our analysis, with assets of $506.3 billion, have a fund family fee. The median number of breakpoints at the fund family level is 37, with the first breakpoint at $3 billion in fund family assets and the last breakpoint at $1.2 trillion of fund family assets. The median fee rate for the first breakpoint is at 52 basis points and the median fee rate for the last breakpoint is 22 basis points. No funds have assets that exceed the last breakpoint.

Mutual funds that have fund breakpoints-plus contracts have an asset-based fee with breakpoints at the fund level and a separate fee that varies with the fund's investment performance. Eight funds in our analysis, with assets of $113.9 billion, have fund breakpoint-plus contracts. The median number of breakpoints is 4, with the first breakpoint at a fund asset-size of $150 million and the last breakpoint at a fund asset-size of $10 billion. For the median fund in this category, the first breakpoint is at fee rate of 27.5 basis points and the last breakpoint is at a fee rate of 11.3 basis points. Five funds have a combined $41.1 billion of assets that exceed the asset level of the last breakpoint.

Single fee contracts do not employ breakpoints. Nineteen funds in our analysis, with assets of $376 billion, have single fee management contracts. The median fee rate for single fee management contracts is 65 basis points, with a high of 100 basis points and a low of 24 basis points.

Five funds in our analysis have "at-cost" arrangements. For these funds, the management fee is not a function of asset size of the fund, asset size of the fund family, or the fund's investment performance. These funds have combined assets of $204.7 billion.

G. Expenses of the Largest Mutual Funds in the Retirement Market

Americans entrust a significant portion of their retirement savings to mutual funds. As of December 31, 1999, mutual funds held $2.4 trillion (19%) of the

$12.7 trillion in US retirement assets.[113] Retirement assets represent more than one-third of total fund assets.

Retirement assets invested in mutual funds come primarily from 401(k) plans and other defined contribution arrangements, individual retirement accounts (IRAs), and variable annuities outside of retirement accounts. Over 40 percent of defined contribution plan and IRA assets are invested in mutual funds.

Because concern has been expressed about the level of 401(k) plan expenses, we sought to gain some insight into the level of expenses charged to 401(k) plans that invest their assets in mutual funds.[114] Toward that end, we selected a sample of 50 funds with the most 401(k) assets (retirement-oriented funds) and compared their expenses to those of all funds. The retirement-oriented funds manage $340 billion in 401(k) assets and $993 billion of assets from all sources. For almost all funds in the sample, 401(k) assets represent a large portion of total assets. The average retirement-oriented fund derives 34% of assets from 401(k) plans, with the high being 95%, and the low 11%. Twelve retirement-oriented funds derive more than half of their assets from 401(k) plans.

Retirement-oriented funds do not have higher expenses than the average fund. In fact, the *equally-weighted average* expense ratio for retirement-oriented funds (96 basis points or 0.96%) is 28% below the average expense ratio for all mutual funds (1.35%). The *asset-weighted average* expense ratio for retirement-oriented funds is 24% below the average expense ratio for all funds (69 basis points compared to 91 basis points). It is likely that the primary reason why retirement-oriented funds have lower expense ratios is their size. The average retirement-oriented fund has $19.9 billion in assets, compared to $423 million for all funds.

H. Summary of Results

Our goals in conducting this study were to provide summary data about the current level of mutual fund fees, describe how fee levels have changed over time, and identify some of the major factors that influence the current amount of fees charged. Some of the more significant findings are summarized below.

- Mutual fund expense ratios have declined in three of the last four years after increasing significantly since the late 1970s. The asset-weighted average expense ratio for all stock funds and bond funds fell to 0.94% in 1999 from 0.99% in 1995. Asset-weighted average expenses, however, are 21 basis points higher than they were during the late 1970s (Table 2).

- Mutual fund expenses vary with the following factors:

- *A fund's asset size:* As fund assets increase, the operating expense ratio declines.

- *A fund's investment category:* Specialty funds have higher operating expense ratios than equity funds, which, in turn, have higher operating expense ratios than bond funds. International funds have higher operating expense ratios than comparable domestic funds.

- *Whether a fund is an index fund or an institutional fund:* Index funds and funds that are available only to institutional investors generally have lower operating expense ratios than other types of funds.

- *Asset size of the fund group:* On average, members of the smallest fund families have higher operating expenses than other funds.

- *Amount of portfolio turnover:* Funds with higher portfolio turnover tend to have higher operating expense ratios.

- Funds that are part of large fund families (in terms of asset-size) tend to have lower management expense ratios than funds that are part of small fund families. These findings may reflect economies for the investment adviser generally.

- The management fee schedules of most large funds have some type of fee breakpoint arrangement. Most funds with management fee breakpoints have assets above the last breakpoint.

- The average expense ratio (weighted by fund asset size) of the 50 funds with the most 401(k) assets is 22 basis points lower than the average expense ratio of all funds.

IV. CONCLUSION AND RECOMMENDATIONS

The current regulatory framework for mutual fund fees relies on a combination of disclosure, investor education, and procedural safeguards. To further improve the effectiveness of the current framework, we have the following recommendations.

A. Disclosure and Investor Education

1. Dollar Amount of Fund Fees

In its June 2000 report on mutual fund fees, the General Accounting Office recommended that the Commission require mutual funds and/or broker-dealers to send fund shareholders account statements that include the dollar amount of the fund's fees that each investor has indirectly paid. The GAO report surmises that adding personalized expense information to fund account statements may prompt fund shareholders to pay more attention to fees and to compare their fund's fees and services with those of similar funds, thus encouraging more fee-based competition among funds. The report acknowledges that requiring funds and/or broker-dealers to provide this information would impose additional costs on the industry because funds would have to change their account management systems to collect and calculate information that is not currently maintained. The GAO also recommends that the Commission consider alternatives that may provide similar information at lower cost, and identifies two such alternatives.

The GAO report identifies two alternatives that may merit further study. One alternative would be to multiply the fund's per share asset value by the fund's expense ratio, multiply the result by the average number of shares an investor owned during the period, and show the result in the investor's

account statement. This alternative would provide each shareholder with an approximation of the dollar amount of fund expenses that he or she indirectly paid. A second alternative would be to provide information about the dollar amount of fees that were paid during the period for preset investment amounts, such as $1,000. Investors could use the results to estimate the amount they paid on their own accounts. The report notes that the Commission would need to weigh the costs of each approach against the benefits of the additional information to investors.

As the Commission considers how to best disclose to investors the fees and expenses that they incur with investment in a fund, including whether it would be appropriate for fund account statements to include personalized information about expenses or other fund-related data, it will need to consider the advantages and disadvantages of each alternative. For example, providing fund shareholders with personalized information, expressed as a dollar amount, about the fees and expenses that they paid indirectly during the year might increase shareholder awareness of fund fees and expenses. On the other hand, fees and expenses would need to be presented on a standardized basis - *i.e.*, as a percentage of fund assets, for a defined time period, calculated in a manner that is uniform for all funds. Finally, as indicated in the GAO report, the compliance cost associated with a new personalized expense disclosure requirement, which ultimately would be borne by fund shareholders, may be considerable. Computer programs that perform shareholder accounting functions would have to be revised and other costs would be incurred. Administrative difficulties would present an additional obstacle. Shareholder accounting often is performed not by the fund, but by a broker-dealer who, in many cases, has no affiliation with the fund. Moreover, many investors hold their shares in omnibus accounts with broker-dealers. These broker-dealers do not have the information that would be needed to calculate the dollar amount of fees attributable to individual fund shareholders and would have to develop interfaces with the record owners of these accounts.

We believe that an approach that is based on the second alternative suggested by the GAO is likely to have the most favorable trade-off between costs and benefits. That alternative would provide information about the dollar amount of fees paid for preset investment amounts. Specifically, we recommend that information about the dollar amount of fees and expenses be presented in a fund's shareholder reports, so that investors can evaluate the information alongside other key information about the fund's operating results, including management's discussion of the fund's performance. In effect, shareholders would be able to evaluate the costs they pay against the services they receive. We also recommend that some or all of the information about the dollar amount of fees should be calculated in a manner that makes it easy for investors to compare the fees charged by their fund with the fees charged by other funds. Although our recommendation could be implemented in a variety of ways, we believe that the general approach embodied in our recommendation will encourage investors to incorporate information about the dollar amount of fund fees into their decision-making process.

Our approach would be to require fund shareholder reports to include a table that shows the cost in dollars associated with an investment of a standardized amount (*e.g.*, $10,000) that earned the fund's actual return for the period and incurred the fund's actual expenses for the period. The Commission could require, in addition, that the table include the cost in dollars, based on the fund's actual expenses, of a standardized investment

amount (e.g., $10,000) that earned a standardized return (e.g., 5%). This approach would provide additional information about fund fees, provide it in terms of dollar amounts, and provide it in a standardized manner that would facilitate comparison among funds. (The only variable in this calculation would be the level of expenses).[115]

Disclosure about fees and investor education about fees go hand-in-hand. As the primary information source for most fund investors, the mutual fund industry - funds, brokers, and other financial professionals - must play a major role in increasing investor awareness and understanding of fund fees. The fund industry should expand its efforts to educate investors about SEC-mandated disclosures and other information they can use to identify the fees that they pay, compare funds to each other and to other investment alternatives with respect to the level of fees, and consider the effect that fees will have in reducing the amount of wealth they may be accumulated as a result of an investment.[116] The Commission has an important role to play, as well, and should continue its ongoing program (described in Section II) to improve the financial literacy of investors with respect to mutual funds and their costs. As the fee information described above (or other similar information required by the Commission) begins to appear in fund disclosure documents, the Commission should develop educational materials that help investors understand how they can use the new information. Also, as mutual fund fee structures become more complex, the Commission may be able to help investors make better-informed decisions. For example, although multiple share classes offer investors additional choices, investors may be confused by the various fund classes and find it difficult to determine which class represents the best value for their particular circumstances. Because the selection of the appropriate class of shares to invest in can be a complicated decision that generally depends on the unique circumstances of an investor, further investor education concerning these issues would be beneficial.

2. After-Tax Return

We recommend that the Commission adopt proposed amendments to our rules and to Form N-1A, the registration form for mutual funds, that would require disclosure of standardized mutual fund after-tax returns. Although fund expenses play a key role in determining ultimate shareholder wealth, taxes play an even larger role for many investors in mutual funds. A major accounting firm found, for example, that taxes reduced the investment performance of the median domestic stock fund by 2.6% per year.[117] For comparison, we find in our fee study that the median expense ratio for all stock funds in 1999 was 1.3% per year and the weighted average expense ratio (See Section III, Table 9) was 0.90% per year. Due to the significant impact that taxes have on investors, we believe that investors would benefit greatly by receiving better disclosure concerning the effect of tax expense on returns.

B. Fund Governance

1. Role of Independent Directors

We believe that the current regulatory framework would be enhanced by independent directors who more actively monitor fund fees and expenses.

In its October 1999 proposal of new rules and rule amendments, the Commission sought to strengthen the hand of independent directors in dealing with fund management and to provide fund shareholders with greater information to make their own assessment of the directors' independence. We recommend that the Commission consider these proposals as soon as practicable after the Commission staff finishes its review of comments from the public and the industry.

Of particular importance is the proposal that would, in effect, require that independent directors (directors not associated with the fund's management) comprise at least a majority of the members of fund boards. In our view, a fund board that has at least a majority of independent directors is likely to do a better job of representing the interests of fund shareholders than a board that has a lesser percentage of independent directors. An independent director majority would be able to elect officers of the fund, call meetings, solicit proxies, and take other actions without the consent of the adviser.[118] The ability of a board to act without the approval of the inside directors should better enable it to exert a strong and independent influence over fund management. This is particularly true when the board considers the investment advisory fee rate, a situation in which the fund's interests conflict with those of the adviser. Although most funds already have boards with an independent majority, the proposals would ensure that shareholders of all funds that rely on certain Commission exemptive rules (virtually all funds) have the benefits of a board with an independent majority.

Fund directors also can strengthen their hand by educating themselves about issues concerning mutual fund fees and expenses.[119] In particular, we recommend that fund directors focus further on the costs of providing investment management services and, in particular, on whether the funds that they oversee experience any economies of scale. In our study, we found that, for large funds, management expense ratios declined as fund family assets grew. We also found that the management expense ratios of large funds declined as individual fund assets grew, but the decline was not statistically significant. These results suggest that, in certain instances, economies of scale may be experienced primarily at the fund family level and only to a lesser extent or not at all at the fund level. Conclusions as to why economies of scale would be experienced in this way, however, cannot be drawn without knowing what the costs of supplying particular services were to the investment advisory firms.[120]

At the fund level, however, fund directors can obtain information about the cost of providing investment management services to the funds that they oversee. Fund directors can use this information to evaluate whether the funds that they oversee are experiencing any economies of scale and to assist them in ensuring that fund shareholders share in the benefits of any reduced costs. Whether increases in assets of a fund or fund family produce economies of scale is a factor that may influence fund directors' views on, among other things, the amount of fees that the fund should pay for advisory and other services and whether a rule 12b-1 plan for the fund is appropriate.

If the fund or fund family is experiencing economies of scale, fund directors have an obligation to ensure that fund shareholders share in the benefits of the reduced costs by, for example, requiring that the adviser's fees be lowered, breakpoints be included in the adviser's fees, or that the adviser

provide additional services under the advisory contract. If the fund or fund family is not experiencing economies of scale, then the directors may seek to determine from the adviser how the adviser might operate more efficiently in order to produce economies of scale as fund assets grow. We believe that fund directors who ask pertinent questions about investment management costs can more effectively represent the interests of the shareholders they represent.

We believe that fund directors would benefit from learning about the types of information that they can review when making their decisions, including information that would enable them to determine whether their funds are experiencing any economies of scale. We believe that fund directors also would benefit from knowing about other sources of data and information that would enable them to compare the costs of investment management of the funds that they oversee with those of other funds. Fund directors who are equipped with this information can more effectively represent the interests of the fund's shareholders when setting and re-approving advisory and other fees.

Not all costs associated with investment in a mutual fund are paid for via the fund's expense ratio. The cost of effecting the fund's portfolio transactions, for example, is reflected in the amount paid when the fund buys or sells portfolio securities.[121] For many funds, the amount of portfolio transaction costs incurred during a typical year is substantial.[122] Clearly, fund directors should focus on portfolio transaction costs.[123] As they review fund transaction costs, fund directors should pay particular attention to soft dollar practices -- arrangements under which the fund's investment manager obtains, from or through a broker dealer, products or services other than execution of securities transactions. The manager obtains these services in exchange for allocating client brokerage transactions to the broker-dealer.[124]

In addition to reviewing soft dollar practices, fund directors should carefully consider directed brokerage arrangements. Under a directed brokerage arrangement, the fund asks the investment adviser to direct securities transactions to a particular broker that has agreed to provide services, pay for services provided by others, or make cash rebates to the fund. Funds typically enter into directed brokerage arrangements to offset fund expenses, such as audit, legal, and custodial fees. Although directed brokerage does not involve the conflicts posed by soft dollars, it does raise issues related to how a fund's assets are being expended and other issues, including disclosure.[125]

2. Rule 12b-1

We recommend that the Commission consider whether it would be appropriate to review the requirements of rule 12b-1 that govern how funds adopt and continue their rule 12b-1 plans. We believe that modifications may be needed to reflect changes in the manner in which funds are marketed and distributed and the experience gained from observing how rule 12b-1 has operated since it was adopted in 1980.[126] The rule essentially requires fund directors to view a fund's 12b-1 plan as a temporary measure even in situations where the fund's existing distribution arrangements would collapse if the rule 12b-1 plan were terminated. Under the rule, fund directors must adopt a 12b-1 plan for not more than one year, may terminate the plan even before the end of that year, and must consider at least annually whether the plan should be continued.[127]

In addition, many directors believe that when they consider whether to approve or continue a 12b-1 plan, they are required to evaluate the plan as if it were a temporary arrangement.[128] The adopting release for rule 12b-1 included a list of factors that fund boards might take into account when they consider whether to approve or continue a rule 12b-1 plan.[129] Many of the factors presupposed that funds would typically adopt rule 12b-1 plans for relatively short periods in order to solve a particular distribution problem or to respond to specific circumstances, such as net redemptions.[130] Although the factors are suggested and not required, some industry participants indicate that the factors are given great weight by fund boards. Some argue that the recitation of the factors impedes board oversight of rule 12b-1 plans because the temptation to rely on the factors, whether they are relevant to a particular situation or not, is too great to ignore.[131] Although the factors may have appropriately reflected industry conditions as they existed in the late 1970s, others argue that many have subsequently become obsolete because, today, many funds adopt a rule 12b-1 plan as a substitute for or supplement to sales charges or as an ongoing method of paying for marketing and distribution arrangements.[132]

The mutual fund industry utilizes a number of marketing and distribution practices that did not exist when Rule 12b-1 was adopted. For example, as described in Section III, many funds offer their shares in multiple classes -- an organizational structure that permits investors to choose whether to pay for fund distribution and marketing costs up-front (via front-end sales charge), over time from their fund investment (via 12b-1 fee), when they redeem (via deferred sales charge), or in some combination of the above.[133] Rule 12b-1 plans are integral to these arrangements - they are the means by which the brokers that sell fund shares under these arrangements are paid. Some industry observers argue that fund principal underwriters and boards of directors may have good reason to view this type of 12b-1 plan as an indefinite commitment because a multi-class distribution arrangement could not continue to exist if the associated rule 12b-1 plan were terminated or not renewed.

Other funds offer their shares primarily through fund supermarkets -- programs sponsored by financial institutions through which their customers may purchase and redeem a variety of funds, with or without paying transaction fees. (Fund supermarkets are popular because they enable investors to consolidate their holdings of funds from different fund groups in a single brokerage account and to receive a consolidated statement listing all fund holdings.)[134] Many funds that offer shares through fund supermarkets adopt rule 12b-1 plans to finance the payment of fees that are charged by the sponsors of fund supermarkets. Some may argue that because these 12b-1 plans are essential to the funds' participation in fund supermarket programs, these 12b-1 plans may be legitimately be viewed as indefinite commitments. In addition, because most funds pay fees to fund supermarkets for a mixture of distribution and non-distribution services, it can be difficult to determine when and how rule 12b-1 applies to these fees. Although the Division has provided additional guidance about what constitutes a distribution expense,[135] questions still remain about how to determine whether a particular activity is primarily intended to result in the sale of fund shares, and therefore must be covered by a rule 12b-1 plan.

A third significant change in distribution practices is that some fund

distributors are now able to finance their efforts by borrowing from banks, finance companies, or the capital markets because they can use anticipated 12b-1 revenues as collateral, or as the promised source of payment.[136] If a fund adopts a 12b-1 plan, the right of its distributor to receive future 12b-1 fees from the fund is an asset of the distributor. Some distributors borrow from banks, finance companies, or other financial intermediaries, using this asset as collateral. Other distributors issue debt securities (asset-backed securities) for which the payment of principal and interest is backed by the distributors' contractual right to receive a stream of future 12b-1 fees.[137] Although the independent directors of a fund have the legal right to terminate a fund's rule 12b-1 plan, the independent directors may be less likely to do so if the fund's future 12b-1 fees have been pledged to secure a bank loan or to pay principal and interest due on asset-backed securities.[138]

Because of these issues, the Commission should consider whether to give additional or different guidance to fund directors with respect to their review of rule 12b-1 plans, including whether the factors suggested by the 1980 adopting release[139] are still valid. The Commission also should consider whether the procedural requirements of Rule 12b-1 need to be modified to reflect changes in fund distribution practices that have developed since the rule was adopted twenty years ago or may be developed in the future.

***

Over the past 60 years, the Commission has sought to protect the interests of fund investors with respect to fund fees and expenses through a combination of procedural safeguards to prevent conflicts of interest from resulting in excessive fees, full disclosure to make fund fees and expenses more transparent and easier to compare, and educational efforts designed to make investors more aware of the importance of fees and better able to use the fee disclosures that are available. We continue to believe that this approach is sound and is consistent with the regulatory framework established by Congress. We believe, however, that improvements can be made. The recommendations described above would provide investors with better information about fund fees, energize fund directors to take a more active role in monitoring fees, and enhance the Commission's ongoing efforts to improve investors' financial literacy with respect to mutual funds and their costs.

V. APPENDIX ONE: REGRESSION TABLE

Sample is all classes of funds covered by Morningstar as of March 1999. Assets is Ln of fund assets. Famsize is 1/assets of fund family. Famnum is Ln of funds in the family. Turnover is Ln of class's turnover. Holdings is Ln of number of portfolio holdings. Age is Ln of fund age. Domestic equity is a indicator variable (1=domestic equity, 0=all others). Hybrid is an indicator variable (1=domestic hybrid fund, 0=all others). International bond is an indicator variable (1=international bond fund, 0=all others). International equity is an indicator variable (1=international equity fund, 0=all others). Specialty is an indicator variable (1=specialty fund, 0=all others). The omitted investment objective is domestic bond funds. Index is an indicator variable (1=index fund, 0=all others). Institutional is an indicator variable (1=institutional fund or class, 0=all others). Load is an indicator variable (1=front-end load, 0=all others). Multi-class is an indicator variable (1=multi-class, 0=single class funds). 12b-1 is the maximum 12b-1 fee

authorized.

	Total Expenses	Management Expenses
Constant	.83 (21.7)	1.02 (15.0)
Assets	-.095 (-24.0)	-.01 (-1.4)
1/Famsize	.752 (8.9)	
Ln Famsize	.	-.047 (-6.1)
Famnum	-.061 (-10.3)	.002 (0.2)
Turnover	.065 (12.1)	.04 (6.3)
Holdings	.035 (5.5)	.003 (0.5)
Age	.047 (5.9)	-.055 (-6.8)
Domestic Equity	.44 (31.6)	.175 (9.3)
Hybrid	.22 (11.4)	.064 (2.8)
International Bond	.308 (8.4)	.033 (0.4)
International Equity	.822 (48.4)	.319 (13.9)
Specialty	.621 (25.0)	.228 (7.9)
Index	-.454 (-12.1)	-.328 (-10.8)
Institutional	-.224 (-12.4)	-.096 (-5.3)
Load	-.064 (-4.5)	-.013 (-0.9)

Multi-class	.136 (8.6)	.014 (1.0)
12b-1	.928 (48.7)	
Adj R^2	.56	.47
N	8,901	1,000

VII. APPENDIX TWO: EXPENSE RATIO TRENDS BY DISTRIBUTION

CATEGORY

Note: In the body of our report, we analyzed expense ratio trends for two distribution categories -- load funds and no-load funds. In this Appendix, we subdivide the no-load fund category into two subcategories -- pure no-load and extended no-load -- and restate the data accordingly.

Table 1
Number of Classes by Distribution Category

	Pure No-Load Classes	Extended No-Load Classes	Load Classes	Load Classes Percent of Total
1979	201	-	316	61%
1992	750	-	1,530	67%
1995	2,043	2,380	4,302	64%
1996	2,135	2,506	4,459	64%
1997	2,121	2,576	4,415	63%
1998	2,601	3,229	5,184	62%
1999	2,871	3,418	5,483	62%

Table 2
Class Assets by Distribution Category

($ Millions)				
	Pure No-Load Classes	Extended No-Load Classes	Load Classes	Load Classes Percent of Total
1979	$15,451	-	$36,204	70%
1992	$254,062	-	$628,617	71%
1995	$868,541	$916,401	$1,158,001	56%
1996	$1,021,953	$1,076,530	$1,293,730	55%
1997	$1,299,859	$1,384,483	$1,617,017	54%
1998	$1,634,974	$1,751,804	$1,807,092	51%
1999	$2,130,312	$2,259,836	$2,196,776	49%

Tables 1 and 2 show that 84% of the classes in the extended no load category are "pure" no-load classes (classes with no 12b-1 fee) and they account for 94% of the assets. In 1999, 547 (16%) of extended no-load classes charged a 12b-1 fee. These funds accounted for 6% of category assets. These figures represent a slight increase compared to 1995, when 337 (14%) of extended no-load classes had a 12b-1 fee and these funds

accounted for 5% of category assets.

Table 3
Weighted Average Expense Ratios by Distribution Category

	Pure No-Load Classes	Extended No-Load Classes	Load Classes
1979	.75%	-	.72%
1992	.80%	-	1.02%
1995	.74%	.76%	1.17%
1996	.73%	.75%	1.17%
1997	.70%	.72%	1.14%
1998	.66%	.68%	1.12%
1999	.69%	.72%	1.17%

Table 3 shows the trend in average expense ratio by distribution category over the study period. (Expense ratios are weighted by asset size in all cases.) The expense ratio of the average pure no-load class rose from 75 basis points in 1979 to 80 basis points in 1992, before declining to 74 basis points in 1995, 70 basis points in 1997, 66 basis points in 1998, before rising to 69 basis points in 1999. The inclusion in the extended no-load category of classes with 12b-1 fees of 1-25 basis points seems to have added 3 basis points to the average expense ratio in 1999.

FOOTNOTES

[1] This Report presents the results of an analysis of fee data for all stock mutual funds and bond mutual funds that were in our database at the end of 1979, 1992, 1995, 1996, 1997, 1998, and 1999; and for which data were available. Money market funds are excluded from the analysis because they have a different cost structure. Also excluded are the underlying mutual funds of insurance company separate accounts, closed-end investment companies, unit investment trusts, and face amount certificate companies. For an explanation of the data items used in the study, see infra Section III.B.3.

[2] The Random House College Dictionary defines a fee as "a charge or payment for services," Random House College Dictionary 484 (Revised 1st Ed. 1982), and defines an expense as any "cost or charge." Id. at 465. We use the terms interchangeably in this report.

[3] Retirement assets invested in mutual funds have increased from $300 billion in 1991 to almost $2.5 trillion in 1999. See Investment Company Institute, Mutual Fund Fact Book 50 (2000) (hereinafter "ICI Fact Book"). See also Karen Damato, Facing the Future of Funds, Wall St. J., Jan. 10, 2000, at R1 (discussing generally the increasing importance of the mutual fund industry during the 1990s).

[4] See ICI Fact Book, supra note 3, at 69.

[5] The number of funds represents the number of stock, bond and money market fund portfolios as of the end of the year. Id. at 71.

6 See Investment Company Institute, Fundamentals: Investment Company Research in Brief, Aug. 2000 at 1 (number of fund shareholders) (hereinafter "Fundamentals"); ICI Fact Book, supra note 3, at 67 (value of fund assets); Federal Reserve Board, Financial and Business Statistics, 85 Fed. Reserve Bull. A1, A15 (May 1999) (value of commercial bank assets).

7 See fundamentals, supra note 6, at 1.

8 See ICI Fact Book, supra note 3, at 50-51.

9 See, e.g., John C. Bogle, Do Mutual Funds Charge You Too Much?, Mutual Funds, Oct. 1998, at 80; Amy C. Arnott, The Rising Tide, Morningstar Mutual Funds, Oct. 11, 1996, at S1-S2.

10 ICI Fact Book, supra note 3, at 30.

11 The GAO report, Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition, GAO/GGD-00-126 (General Accounting Office, June 2000) (hereinafter "GAO Report"), was delivered to the Chairman of the House Subcommittee on Finance and Hazardous Materials and the Ranking Member of the House Commerce Committee in June 2000.

12 However, Section 36(b) of the Act, 15 U.S.C. § 80a-35(b) (2000), authorizes the Commission to sue fund advisers that breach their fiduciary duty with respect to their receipt of compensation from a fund.

13 See, e.g. Dan Moreau, SEC Watches Over Mutual Fund Industry, Investor's Bus. Daily, June 15, 1999, at B1; Carole Gould, `Truth in Advertising' for Mutual Funds, N.Y. Times, Apr. 17, 1988, § 3, at 11; Jane Bryant Quinn, New Mutual Fund Table is Valuable Tool for Investors, St. Petersburg Times, May 12, 1988, at 19A; Bill Sing, Rules Offer Some Help on Shopping for Funds, L.A. Times, Apr. 30, 1988, § 4, at 3; Jan M. Rosen, Comparing Costs of Mutual Funds, N.Y. Times, Jul. 30, 1988, at 34.

14 See GAO Report, supra note 11, at 97-98.

15 These data are the type of fee information that GAO recommended that investors be given. See GAO Report, supra note 11, at 97 (second alternative).

16 See infra p. 74.

17 See Disclosure of Mutual Fund After-Tax Returns, Investment Company Act Release No. 33-7809, 65 Fed. Reg. 15,500 (Mar. 15, 2000).

18 Most notably, in 1970 Congress enacted Section 36(b) of the Investment Company Act to impose on advisers a fiduciary duty with respect to the amount of compensation that they receive; amended Section 15(c) to strengthen the ability of directors to scrutinize advisory contracts, and enacted Section 2(a) (19) to strengthen the standards for determining who may serve as an "independent" fund director. See Investment Company Act Amendments of 1970, Pub. Law No. 91-547, 84 Stat. 1413 (1970). See also

S. Rep. 91-184 (1970), *reprinted in* 1970 U.S.C.C.A.N. 4897 (legislative history of the 1970 amendments); Division of Investment Management, Protecting Investors: A Half Century of Investment Company Regulation 257 n.14 (May 1992) (hereinafter "Protecting Investors").

[19] The organizing entity might be an entity other than an adviser, such as a fund's administrator or its principal underwriter, which sells the fund's shares pursuant to an underwriting contract with the fund.

[20] As enacted in 1940, the Investment Company Act had few limits on mutual fund fees, including sales loads and advisory fees. The Investment Company Act included a general prohibition on unconscionable or grossly excessive sales loads (that was modified in 1970 to prohibit excessive sales loads), to be defined by a securities association. *See* Investment Company Act of 1940, Pub. L. No. 76-768, § 22(b), 54 Stat. 789, 823 (1940) (codified as amended at 15 U.S.C. § 80a-22 (2000)); Investment Company Amendments Act of 1970, Pub. L. No. 91-547, § 12, 84 Stat. 1413, 1422 (1970) (codified as amended at 15 U.S.C. § 80a-22 (2000)). For example, in *Saxe v. Brady*, 184 A.2d 602 (Del. Ch. 1962), a leading case under the original Section 36, the court noted that because fund shareholders were properly informed of all material facts, plaintiffs had the burden of proving that the fee was so out of proportion to the value of services rendered as to make it unconscionable. Moreover, because the requisite disclosures to shareholders had been made, the court held that "corporate waste" and not fairness was the appropriate standard by which fees should be judged. The court made this finding even though it noted that:

[The adviser's] profits are certainly approaching the point where they are outstripping any reasonable relationship to expenses and effort even in a legal sense. And this is so even after making due allowance for incentive and benefit presumably conferred. *This is not to say that no payment is justified after a fund reaches a particular size. It is only to say that the business community might reasonably expect that at some point those representing the fund would see that the management fee was adjusted to reflect the diminution of the cost factor.*

Id. at 610. *See also* William P. Rogers and James N. Benedict, *Money Market Fund Management Fees: How Much is Too Much?*, 57 N.Y.U. L. Rev. 1059, 1074-88, & nn.79-88 (generally discussing the *Saxe* case). The National Association of Securities Dealers ("NASD") has promulgated a rule prohibiting NASD members from selling mutual fund shares if the sales charges on the shares exceed specified caps. *See* NASD Rule 2830, NASD Manual, (CCH) ¶ 4621 (2000).

[21] *Burks v. Lasker*, 441 U.S. 471, 484 (1979).

[22] Section 10(a) of the Investment Company Act of 1940, Pub. L. No. 76-768, § 10(a), 54 Stat. 789, 806 (1940) (codified as amended at 15 U.S.C. § 80a-10 (2000)).

[23] Section 15(a) of the Investment Company Act generally makes it unlawful for any person to serve as an investment adviser to a fund except pursuant to a written contract that has been approved by a majority of the fund's outstanding voting securities and a majority of the fund's independent directors. Typically, the adviser, as the initial shareholder of the fund, initially

approves the contract. After the initial two-year contractual period, Section 15 requires that the contract be renewed annually by a majority of the fund's independent directors or its shareholders. Similarly, Section 15 requires that the fund's underwriting contract be approved annually by a majority of the fund's independent directors. *See* 15 U.S.C. § 80a-15 (2000).

[24] Section 15(c) of the Investment Company Act, 15 U.S.C. § 80a-15(c) (2000).

[25] *See* Protecting Investors, *supra* note 18, at 256-258 (discussion of board evaluation of mutual fund fees). *See infra* pp. 20-21, for a discussion of the factors that directors consider when reviewing investment advisory contracts.

[26] Rule 12b-1(b) under the Investment Company Act, 17 C.F.R. § 270.12b-1 (b) (2000). A Rule 12b-1 plan also must be approved by a majority of the outstanding voting securities of the fund. *See* 17 C.F.R. § 270.12b-1(b)(1) (2000).

[27] Rule 12b-1 addresses the potential conflicts of interest between a fund and its investment adviser that are created when a fund bears its own distribution expenses. An investment adviser that receives an asset-based advisory fee has an incentive to increase the amount of the fund's assets because the fee received would become larger as assets grow. As a result, an investment adviser often will pay for marketing expenses itself in order to increase the asset size of the fund. When a fund pays its own distribution expenses through a 12b-1 plan, both the adviser and fund shareholders may benefit from the increased size of the fund, but the adviser is spared the cost of paying for the distribution expenses itself.

[28] We note that the NASD has imposed an annual cap on asset-based sales charges of 0.75% of average annual net assets and an additional 0.25% for service fees. *See* NASD Rule 2830, NASD Manual, (CCH) ¶ 4621 (2000). The NASD took this action to assure that shareholders paying for distribution indirectly through Rule 12b-1 fees would pay no more than shareholders paying for distribution directly through front-end loads. *See* Form 19b-4, Notice of Proposed Rule Change by National Association of Securities Dealers, Inc. Relating to the Limitation of Asset-Based Sales Charges as Imposed by Investment Companies, Exchange Act Release No. 29,070, 48 S.E.C. Docket 976 (Apr. 12, 1991).

[29] In the adopting release to rule 12b-1, the Commission identified certain factors that the directors should consider, if applicable, when reviewing and approving a rule 12b-1 plan. Among other factors, the Commission stated that directors should consider the nature of the problems or circumstances which purportedly make implementation or continuation of such a plan necessary or appropriate; consider the causes of such problems or circumstances; and consider the way in which the plan would address these problems or circumstances and how it would be expected to resolve or alleviate them, including the nature and approximate amount of the expenditures; the relationship of such expenditures to the overall cost structure of the fund; the nature of the anticipated benefits, and the time it would take for those benefits to be achieved. *See* Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11,414, 45 Fed. Reg. 73,898, 73,904 (Oct. 28, 1980). In addition, the Commission stated that directors should consider the possible benefits of the plan to other

persons compared to those expected to inure to the fund, and, in the case of a decision on whether to continue a plan, whether the plan has in fact produced the anticipated benefits for the fund and its shareholders. *Id.*

[30] Because an adviser's duty under Section 36(b) applies to all fees received by the adviser and its affiliates, a fund's board of directors should review the dollar amounts paid and the services performed under any service contract between the company and the adviser or its affiliates. *See* Protecting Investors, *supra* note 18, at 258 and nn.23-24.

[31] *See* S. Rep. No. 91-184 (1969), *reprinted in* 1970 U.S.C.C.A.N. 4897.

[32] Congress adopted Section 36(b) as part to the 1970 amendments to the Investment Company Act in response to concerns that advisory fees were not subject to usual competitive pressures because of the external management of mutual funds. The Commission had recommended amendments that, among other things, required that compensation received by affiliated persons of investment companies for services furnished to the company be reasonable and that this standard be enforceable in the courts. Rather than impose a reasonableness standard, however, Congress imposed the fiduciary duty of Section 36(b). *See* Protecting Investors, *supra* note 18, at 317-19 (discussion of legislative history of Section 36(b)).

[33] *See* Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b) (2000). *See also Krinsk v. Fund Asset Mgmt., Inc.,* 715 F. Supp. 472, 485 (S.D.N.Y. 1988), *aff'd,* 875 F.2d 404 (2d Cir. 1989).

[34] *See Krinsk,* 875 F.2d at 412; *Schuyt v. Rowe Price Prime Reserve Fund, Inc.,* 835 F.2d 45 (2d Cir. 1987); *Gartenberg v. Merrill Lynch Asset Management, Inc.;* 694 F.2d 923, 930 (2d Cir. 1982); *Kalish v. Franklin Advisers, Inc.,* 742 F. Supp. 1222 (S.D.N.Y. 1990), *aff'd* 928 F.2d 590 (2nd Cir. 1991).

[35] *See Gartenberg,* 694 F.2d at 928; *Krinsk,* 875 F.2d at 409.

[36] *See Krinsk v. Fund Asset Mgmt., Inc.,* 875 F.2d 404 (2d Cir. 1989).; *Schuyt v. Rowe Price Prime Reserve Fund, Inc.,* 835 F.2d 45 (2d Cir. 1987); *Gartenberg v. Merrill Lynch Asset Management, Inc.,* 694 F.2d 923, 930 (2d Cir. 1982); *Kalish v. Franklin Advisers, Inc.,* 742 F. Supp. 1222 (S.D.N.Y. 1990). Although the courts note that fees charged by other funds is not the principal factor to be considered in evaluating a fee under Section 36(b), such comparative information is significant.

[37] Section 8 of the Investment Company Act requires mutual funds to register with the Commission. 15 U.S.C. § 80a-8 (2000). If the fund is conducting a public offering of its shares, it also must file a registration statement to register the offering of those shares under the Securities Act of 1933 ("Securities Act"). Form N-1A is used by a mutual fund both to register the fund under the Investment Company Act and to register the offering and sale of shares under the Securities Act. The registration statement includes the fund's prospectus.

[38] Consolidated Disclosure of Mutual Fund Expenses, Investment Company Act Release No. 16,244, 53 Fed. Reg. 3192 (Feb. 1, 1988) (adopting

release); Investment Company Act Release No. 15,932, 52 Fed. Reg. 32018 (Aug. 18, 1987) (reproposing release); Investment Company Act Release No. 14,230, 49 Fed. Reg. 45171 (Nov. 9, 1984) (proposing release).

[39] Registration Form Used by Open-End Management Investment Companies, Investment Company Act Release No. 23,064, 63 Fed. Reg. 13916 (Mar. 13, 1998) (hereinafter "Form N-1A Adopting Release").

[40] The fee table is Item 3 of Form N-1A.

[41] The Commission also made several improvements to the fee table itself. For example, in order to give investors clearer information about the long-term costs of an investment, the Commission modified the manner in which a fund may show the effect of expense reimbursements and fee waiver arrangements that temporarily reduce costs. See Form N-1A Adopting Release, *supra* note 39, at 13924-25.

[42] See SEC Chairman Arthur Levitt, *Sept. 28, 1998 Testimony before the Subcomm. on Finance and Hazardous Materials of the House Comm. on Commerce*, (visited Nov. 8, 2000) www.sec.gov/news/testmony/tsty1398.htm (concerning transparency in the United States debt markets and mutual fund fees and expenses).

[43] See also Investment Company Institute, Report of the Advisory Group on Best Practices for Fund Directors: Enhancing a Culture of Independence and Effectiveness (June 24, 1999).

[44] Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24,082, 64 Fed. Reg. 59826 (Oct. 14, 1999).

[45] Interpretive Matters Concerning Independent Directors of Investment Companies, Investment Company Act Release No. 24,083, 64 Fed. Reg. 59877 (Oct. 14, 1999).

[46] See Mutual Fund Investing: Look at More than A Fund's Past Performance (last modified Jan. 1, 2000) http://www.sec.gov/consumer/mperf.htm.

[47] *Mutual Fund Cost Calculator* (last modified Sept. 6, 2000) http: www.sec.gov/mfcc/mfcc-int.htm. During the first quarter of 2000, the calculator averaged over 8,500 hits per month - making it one of the most frequented portions of the Commission's web site.

[48] *Investment Options* (last modified Sept. 7, 2000) http://www.sec.gov/consumer/investop.htm.

[49] Investment Company Institute, *Frequently Asked Questions About Mutual Fund Fees* (1998) http://www.ici.org/pdf/mf_fee_faqs.pdf.

[50] *Financial Facts Tool Kit* (last modified Apr. 21, 1999) www.sec.gov/consumer/tookit.htm.

[51] *Invest Wisely, An Introduction to Mutual Funds, Advice from the U.S. Securities and Exchange Commission* (last modified Aug. 1, 2000)

www.sec.gov/consumer/ Inwsmf.htm.

[52] *Search Key Topics* (continuously updated)
http://www.sec.gov/answers.shtml. *See, e.g., Mutual Fund Fees and Expenses* (last modified Oct. 19, 2000)
http://www.sec.gov/answers/mffees.htm. Investors can also order a hard copy of this brochure by calling the SEC's toll-free publications line at 800-SEC-0330.

[53] Disclosure of Mutual Fund After-Tax Returns, Investment Company Act Release No. 24,339, 65 Fed. Reg. 15500 (Mar. 15, 2000).

[54] *See* Scott Cooley, *Revisiting Fund Costs: Up or Down,* Morningstar Mutual Funds, Feb. 21, 1999, at S1-S2. The fund groups are American Funds, Fidelity, and Vanguard. For information about the relative asset-weighted ownership cost of 30 large fund groups, see the data table at
http://www.morningstar.com/ news/MS/ Commentary/ 990219com.msnhtml (visited Feb. 26, 1999).

[55] *See* Lipper Inc., Lipper Directors' Analytical Data app. (1st ed. 2000) (Summary Table by Complex). The asset figures include stock, bond, and money market mutual funds and exclude underlying mutual funds of insurance company separate accounts. For stock funds, the market share of the three fund families in 1998 was 35%. *See* John Rekenthaler, *Which Way is Up? The Debate About Fund Costs* (visited Dec. 23, 1998),
http://www.morningstar.com/ news/MS /IvoryTowers/ 981223Rek.msnhtml.

[56] *See* Janet Novack, *Custom-made Mutual Funds,* (visited Sept. 11, 2000)
http://www.forbesbest.com/0911/072.htm

[57] *See New online brokers let you build your own mutual fund at a bargain price,* S.F. Chron. (visited Aug. 1, 2000) http://www.sfgate.com/cgi-bin/article.cgi? file=/chronicle/archive/2000/08/01BU107294.DTL. For a description of FOLIO*[fn]*, one version of this type of product, *see* Financial Research Corp., *Shake and Bake Mutual Funds: Technology Enables Creation of Individualized Mutual Funds,* Mutual Fund Cafe (visited Nov. 8, 2000)
http://www.mfcafe.com/pantry/bps_062600.html.

[58] In what may be a sign of things to come, the Vanguard Group recently announced that it would reduce the fees charged to fund shareholders with large account balances and long holding periods - generally speaking, a fund's preferred customer-base. Fees paid by large, long-term investors in one fund, the Vanguard Index 500, for example, would be reduced from 18 basis points to 12 basis points. One commentator speculates that this reduction is an attempt to compete with ETFs. Dan Culloton, *Vanguard Lets Big Retail Investors Become Admirals,* (visited July 26, 2000)
http://www.morningstar.com/news/Wire/0,1230,2393,00.html. The fee rate charged to holders of the largest ETF, Standard & Poor's Depository Receipts Trust, Series 1 -- popularly known as Spiders -- is 12 basis points.

[59] The management expense ratio is the dollar amount of a fund's management expenses divided by its average net assets. Management expenses include payments made by the fund to its investment adviser (or to affiliates of the adviser) for investment management, administrative or other

services. *See infra* Section III.B.1 (What Costs are Included in a Fund's Expense Ratio?)

[60] Some funds define the term management fee narrowly, to cover only the cost of selecting portfolio securities. These funds pay for administration, record keeping, and other services under separate contracts with other service providers. Other funds define the management fee broadly, to cover a variety of administrative and other services, in addition to expenses associated with selecting portfolio securities. A few funds have "unified" fees under which the management fee pays for all fund expenses (the management fee is equal to the expense ratio). Thus, if Fund A has a higher management fee than Fund B, it may mean that Fund A pays a higher fee to its adviser. Alternatively, it may mean that Fund A's management fee pays for services that are provided and charged for separately by Fund B's adviser, an affiliate of the adviser, or outside contractors.

[61] Rule 12b-1 fees are most commonly used to pay for sales commissions, printing prospectuses and sales literature, advertising, and similar expenses. Some funds, however, adopt 12b-1 fees to cover expenses considered by other funds to be advisory or administrative expenses for which no plan may be required. To complicate the issue further, a fund might pay broker-dealer firms under a 12b-1 plan for services provided to fund shareholders who are the broker-dealer's customers while paying banks under an administrative agreement for providing the same services to fund shareholders who are bank customers. In addition, because it is unclear what expenses are properly considered distribution expenses, some funds, out of an abundance of caution, adopt "defensive" 12b-1 plans. Defensive plans exist solely to ensure that if a court found any fund operating expense to be also a distribution expense, the expense would be covered under a 12b-1 plan. The result: some funds have 12b-1 plans although no assets are used for distribution purposes. Similarly, other funds, that do use their assets to pay for distribution, extend their 12b-1 plans to cover operating expenses as well.

[62] *See* Protecting Investors, *supra* note 18, at 320-26.

[63] The sales load -- representing the difference between the price per share at which fund shares are offered to the public and the net amount per share invested in the fund -- is retained by a fund's principal underwriter and/or the selling broker-dealer and no part is paid to the fund. The sales load is used to finance the broker's commissions, other sales and promotional expenses, and the underwriter's profit (if any).

[64] During the 1970s, the Commission received a number of requests to allow fund assets to be used to pay for distribution. Reasons cited to approve these requests included rising net redemptions, growing public resistance to high front-end sales loads, the increased popularity of no-load funds, and the availability of competing investment products without front-end loads. Another rationale was that use of fund assets for distribution expenditures would result in a net flow of cash into funds, and in turn, economies of scale and more effective portfolio management. In 1979, after extensive consideration, the Commission proposed rule 12b-1, stating that funds should be permitted to bear distribution expenses if they were disclosed and regulated. Bearing of Mutual Fund Expenses by Shareholders, Investment Company Act Release No. 10,862, 44 Fed. Reg. 54014 (Sept. 17, 1979). The Commission adopted rule 12b-1 in October 1980. Bearing of Distribution

Expenses by Mutual Funds, Investment Company Act Release No. 11,414, 45 Fed. Reg. 73898 (Oct. 28, 1980).

[65] Investment Company Institute, Statement of the Investment Company Institute Regarding the Operation of Rule 12b-1 Plans, 23 (Aug. 8, 1986).

[66] See Protecting Investors, supra note 18, at 294.

[67] Many fund families offer their funds in a multi-class structure. One common structure consists of a share class with a front-end load and a small 12b-1 fee, commonly referred to as "A Shares"; a share class with a CDSL and a larger 12b-1 fee that expires after, typically, 5-8 years, commonly known as "B Shares"; and a share class with a larger 12b-1 fee that never expires, but no front-end load or CDSL, commonly referred to as "C shares".

[68] Order Approving Proposed Rule Change Relating to the Limitation of Asset-Based Sales Charges as Imposed by Investment Companies, Securities Exchange Act Release No. 30,897, 57 Fed. Reg. 30985 (July 7, 1992).

[69] A basis point is equal to 1/100 of 1%.

[70] See infra Section III.C.4 for a further discussion of total shareholder cost analysis.

[71] Although we attempted to use all available data, we eliminated some funds from the study because of missing data. For example, in 1999 the Morningstar Principia Pro database included observations for 11,078 classes. We excluded 2,177 classes because they were missing data for one or more of the variables in our regression. There were 1,084 classes without values for the expense ratio, and another 1,093 classes without values for one or more of the independent variables. This left us with 8,901 classes for which we have complete data.

[72] The Morningstar databases use fund classes, rather than funds as the basic data item. The ramifications of this approach are discussed below and infra, note 97.

[73] See supra note 67 and accompanying text.

[74] Master-feeder arrangements are another organizational structure that is designed to offer additional choice to fund investors. Like a "regular" mutual fund, a master fund invests in stocks, bonds, and other portfolio securities. Unlike a regular mutual fund, the master fund distributes its shares not directly, but through other funds (feeder funds). A feeder fund sells its shares to the public, but invests only in shares of the master fund. Feeder funds, like classes, may offer varying levels of service or alternative ways of paying for distribution costs. The Morningstar Principia Pro database includes feeder funds as separate observations. Principia Pro identified 556 feeder funds with total assets of more than $200 billion as of March 31, 2000.

[75] Although investors purchase shares of a specific class and incur that classes' expenses, analysis of fund expenses at the class level can sometimes produce anomalous results. Consider the following example: Class S of Big

Fund, Inc. (Big Fund: S) is a small (in terms of asset size) share class of a very large fund. Small Fund, Inc. is identical to Big Fund: S in all respects (same asset size, investment objective, *etc.*) except that it is a stand-alone fund. Big Fund: S is likely to have a lower expense ratio than Small Fund, Inc. because Big Fund: S is likely to benefit from scale economies that are produced by Big Fund's other, larger classes. A mutual fund expense analysis that is performed at the class level would incorrectly identify Big Fund: S as a small fund with low expenses, when it may more appropriately be identified as a large fund with low expenses.

[76] In constructing our econometric model, we consider each class of a multi-class fund to have an asset size equal to the sum of the assets of all the classes that share a common investment portfolio. *See infra*, note 98 and accompanying text.

[77] All mutual funds are required to provide reports to shareholders, including expense ratios, 60 days after the end of their fiscal years. To capture data on a calendar year basis, we used Morningstar data for the end of March.

[78] Although we recognize that the sample may not adequately portray the experience of smaller funds, we believe that the sample reflects the results that are likely to be experienced by funds with the most assets and the most shareholders.

[79] For this analysis, multiple-class funds were evaluated at the fund level because all classes of a multiple class fund are subject to a single management contract.

[80] An equally weighted average assumes that all members of a population are equally important and gives equal weight to all data points. In populations where some members are more important than others, an average that gives more weight to the more important members (weighted average) may be more appropriate.

[81] It would appear that the weighted expense ratio increased in 1999 as a result of the growth in assets of equity, international and specialty classes relative to bond classes. Assets of equity classes increased 2.9%, international classes increased 1.7% and specialty classes increased 2.0%, while assets of bond classes declined 6.6%. Because equity, international and specialty classes generally have higher expense ratios than bond classes, any increase in the proportion of assets in these investment categories would tend to increase the weighted average for all classes. *See infra*, Section III.C.5.

[82] For a discussion of the extent to which lines between mutual fund distribution expense categories and marketing channels have become blurred, *see* Financial Research Corp., *The Alphabet Soup of Share Classes: Or Whatever Happened to Simplicity*, (visited Aug. 30, 2000) http://www.mfcafe.com/pantry98/bps_100598.html.

[83] We refer to classes that may call themselves no-load under current NASD rules as "extended no-load classes." The data for pure no-load classes and extended no-load classes are broken out separately in Appendix Two.

[84] Sales load data reported by Morningstar are the maximum sales loads charged.

[85] *See* John D. Rea and Brian K. Reid, *Trends in Ownership Cost of Equity Mutual Funds*, Investment Company Institute Perspective, Nov. 1998, at 4 ("Rea and Reid"). This study found that, for stock mutual funds, sales-weighted average shareholder costs decreased from 2.25% of new investments in 1980 to 1.49% of new investments in 1998 -- a decrease of almost 34%. Stock fund operating costs rose by 12 basis points during the period, however. Subsequent Investment Company Institute studies have yielded similar results. *See generally*, John D. Rea and Brian K. Reid, *Total Shareholder Cost of Bond and Money Market Mutual Funds*, Perspective, Mar. 1999, at 5; John D. Rea *et al.*, *Operating Expense Ratios, Assets, and Economies of Scale in Equity Mutual Funds*, Perspective, Dec. 1999.

[86] Data about the maximum sales load that investors could pay are readily available. Data about the extent to which investors actually pay less than the maximum sales load (because they are eligible for discounts for large purchases, for purchases through retirement accounts, or for other reasons) are not available.

[87] Available data about investor holding periods are limited, and anecdotal evidence is contradictory. Looking first at the overall picture, during recent years, the annual redemption rate (redemptions as a percentage of average assets) for all stock funds has been 17-18%, implying an average holding period of just under 6 years. The annual redemption rate for all bond funds has been roughly 20%, implying an average holding period of 5 years (*See* ICI Fact Book, *supra* note 3, at 69, 87). A recent article in the trade press cited 5 years as the average mutual fund holding period. Gavin Daly, *Edward Jones Starts Selling Funds in U.K.*, *Ignites.com*, (visited Dec. 13, 1999) http://www.ignites.com. Another article claimed 3 years as the average holding period for stock funds, citing a long-term study of investor behavior by Dalbar, Inc., a mutual fund research firm. *Stock Fund Investors Who Stay Put Double Returns: Dalbar*, Dow Jones News Svc., Dec. 8, 1999. Financial Research Corporation, another mutual fund research firm, concludes that, based on an analysis of figures published by the Investment Company Institute, the average holding period for mutual funds has declined from about 10 years in the early 1990s to a current holding period of two-and-a-half years. Financial Research Corp., *Is Three the Magic Number?*, Mutual Fund Café, (visited Oct. 9, 2000) http://www.mfcafe.com/blue/bps.html. Some observers believe that as access to information has increased and trading has become easier, the average holding period has declined. *See, e.g.*, Darlene DeRemer, et al., *High Turnover May be Hurting Fund Company Profits*, Mutual Fund Cafe, (last modified Nov. 1998) http://www.mfcafe.com/pantry/is_1198.html. Others argue that a minority of active traders are skewing the statistics and that a large majority of fund shareholders are buy- and-hold, long term investors. *See, e.g.*, Gavin Daly, *Fears about Short-Term Trading Called Overblown*, (visited Aug. 23, 2000) http://www.ignites.com (citing results from a study conducted by *Strategic Insight*, a mutual fund consulting firm). Of course, aggregate figures about average holding periods may conceal wide variations among different groups of investors and funds. For example, according to one recent article, the typical holding period for an investor who utilizes the Charles Schwab mutual fund supermarket is "...in the two-to-three year range." Bridget O'Brian and

Pui-Wing Tam, *More and More Dollars Flow to Hotshot Funds*, Wall St. J., June 7, 1999, at R1 (quoting Guy Mozkowski, an asset-management analyst at Salomon, Smith Barney, Inc.) In contrast, other recent articles indicate that for one large load fund family the average holding period is 12 years; and that clients of one medium-size brokerage firm hold fund shares for more than 18 years, on average. Oster, *Capital Appreciation*, Smart Money, Mar. 1999, at 130-35.

[88] Rea and Reid used holding period estimates contained in a study performed by The Wyatt Company for the NASD in 1990. The Wyatt Company selected a random sample of stock and bond fund accounts that were opened in 1974 at funds with front-end loads and determined the percentage of the original share purchases that was redeemed in each of the subsequent 15 years. *See* Rea and Reid, *supra* note 85, at 7.

[89] E. Sirri and P. Tufano, *Competition and Change in the Mutual Fund Industry*, Financial Services: Perspectives and Challenges, 190-91 (1993).

[90] International funds invest in stocks and bonds of non-U.S. companies and governments. Specialty funds (sometimes referred to as sector funds) concentrate their investments in specific industries or industry sectors.

[91] *See, e.g.*, Andrew Leckey, *Market Sag Puts a Harsher Light on Fund Fees*, Chicago Tribune, Mar. 11, 2000, *available in* 2000 WL 3644678. *Are Your Managers Overpaid?*, Los Angeles Times, at S6, Oct. 10, 1999, *available in* 1999 WL 26182762. Scott Cooley, *Revisiting Fund Costs: Up or Down?*, Morningstar Mutual Funds, Feb. 21, 1999, at S1.

[92] *See* Lipper Analytical Services, Inc., The Third White Paper: Are Mutual Fund Fees Reasonable? at 12-13 (Sept. 1997).

[93] Results of the econometric model presented in the next section differ from the results described in this section. The results of the model show that as funds get older, their expense ratios *increase*.

[94] A number of researchers have used similar mathematical models in their studies of issues related to mutual fund expenses. *See, e.g.*, Stephen P. Ferris and Don M. Chance, "The Effect of 12b-1 Plans on Mutual Fund Expense Ratios: A Note," 42 J. Fin.1081 (1987); Don M. Chance and Stephen P. Ferris, "Mutual Fund Distribution", 5 J.Fin. Services Res. 39 (1991); Charles Trzcinka and Robert Zweig, *An Economic Analysis of the Cost and Benefits of S.E.C. Rule 12b-1* at 22 (N.Y.U. Leonard School of Business Monograph Series in Finance and Economics No. 1990-1, 1991).

[95] The basic model is as follows:

$$E = a + b1*Ln(Assets) + b2*(1/Famsize) + b3*Ln(Famnum) + b4*Ln(Turnover) + b5*Ln(Holdings) + b6*Ln(Age) + b7*Equity + b8*Hybrid + b9*I\ Bond + b10*I\ Equity + b11*Specialty + b12*Index + b13*Institution + b14*Load + b15*Class + b16*12b\text{-}1 + e$$

where:

E   = class's expense ratio

Ln(Assets)   = natural log of fund's net assets in millions

1/Famsize   = reciprocal of family net assets in millions

Ln(Famnum)   = natural log of number of funds in family

Ln(Turnover)   = natural log of class's turnover

Ln(Holdings)   = natural log of number of issues in class's portfolio

Ln(Age)   = natural log of fund's age in years

Equity   = an indicator variable that equals 1 if the fund is a domestic equityfund, 0 otherwise

Hybrid   = an indicator variable that equals 1 if the fund is a domestic hybrid fund, 0 otherwise

I Bond   = an indicator variable that equals 1 if the fund is an international bond fund, 0 otherwise

I Equity   = an indicator variable that equals 1 if the fund is an international equity fund, 0 otherwise

Special   = an indicator variable that equals 1 if the fund is a specialty fund, 0 otherwise

Index   = an indicator variable that equals 1 if the fund is an index fund, 0 otherwise

Institution   = an indicator variable that equals 1 if the class is an institutional class or fund, 0 otherwise

Load   = an indicator variable that equals 1 if the class has a front-end load, 0 otherwise

Class   = an indicator variable that equals 1 if the class is part of a multi-class fund, 0 otherwise

12b-1   = maximum 12b-1 fee

e   = error.

[96] We define a factor as important if its t test statistic is greater than the critical value, approximately 1.96. At this value, we are statistically confident 95% of the time that the attribute is associated with an effect on the expense ratio. The t test statistic for each expense factor is shown in Appendix One.

[97] Our approach of using classes, rather than funds, as a data item presents two problems in our regression analysis. First, it potentially gives more weight to the results of multi-class funds than to the results of single-class funds. Second, not all observations are independent of each other. One of the fundamental assumptions of regression analysis is that the observations are independent. While each class typically has its own expense ratio, many fund expenses, including the management fee, are incurred at the portfolio level and then allocated among a fund's classes typically based on the relative net assets of each class. Other expenses, including 12b-1 fees and some administrative fees, are incurred directly at the class level. Because a fund's classes bear many expenses in common, the operating expense ratios of a

fund's classes usually are very similar and frequently are identical. In addition, most of the independent variables in the model are identical across classes in the same fund. This lack of independence among observations may cause the regression analysis to understate the standard errors and overstate the t-statistics. To determine whether our approach led to erroneous conclusions, we also regressed a proxy for operating expenses (the expense ratio less the maximum 12b-1 fee) on the independent variables exclusive of the maximum 12b-1 fee. In this second model we used only one observation for each fund. For multi-class funds we used as the expense ratio variable the asset-weighted average operating expense ratio of all classes in the fund. The institutional and load variables were the proportion of assets in classes with these characteristics. The results of this model are not qualitatively different from the results presented in this section. The coefficients of the second model are very similar to those of the basic model and all remain statistically significant.

[98] Although each fund class is represented as a separate data item, with its own expense ratio, the asset size of each class is calculated as the sum of the assets of all classes that that we could identify as sharing a common investment portfolio. In other words, asset size is calculated at the fund level. The age of a fund is considered to be the age of the fund's oldest class.

[99] Our standard errors also may be biased downward because expense ratios among the funds in a fund family are likely not independent.

[100] The reader should note that, for certain factors (fund assets, number of funds in the fund family, number of portfolio holdings, and turnover) the associated variable in our model is the natural logarithm of the factor. For a second group of factors (those associated with a fund's investment category, whether or not it is an index, institutional, or multi-class fund) the factor in the model is known as an indicator variable. That is, the value of the factor in the model can be only 1 or 0.

[101] A number of funds that are part of very small fund families have, everything else equal, relatively high operating expense ratios. We did not observe a relationship between fund family assets and operating expense ratios for funds that are members of larger fund families (except, as noted in note 110, with respect to four large fund families). One way of capturing this relationship is to include as an independent variable the reciprocal of fund family assets. The t-statistic for the coefficient of the reciprocal of family assets is considerably larger than that obtained when the natural logarithm of fund family assets is used, further supporting the reciprocal as the better measure of the relationship.

[102] If the coefficient were equal to 1.0, then everything else held constant, funds with 12b-1 fees would have expenses that are higher than the expenses of other funds by an amount that equaled the maximum 12b-1 fee.

[103] Management expenses consist of fees paid for investment advice and other services provided under a fund's management contract. Not all funds account for management expenses in the same way, however. Some funds define the management fee narrowly, to cover only the cost of selecting portfolio securities, while other funds define it more broadly, to cover a variety of administrative and other services. See supra Section III.B.1 (What Costs are included in a Fund's Expense Ratio?).

[104] The 1,000 classes included in the regression analysis represent approximately 82% of fund assets in 1999. The smallest class in the sample had assets of $704 million in 1999. Although we recognize that the sample may not adequately portray the experience of smaller funds, we believe that the sample reflects the results that are likely to be experienced by the funds with the most assets and the most shareholders.

[105] See, e.g., Protecting Investors, supra note 18, at 256 n.12 ("Advisory fees typically are calculated as a percentage of assets under management, although the cost of providing investment advisory services -- consisting largely of salaries and overhead -- is relatively fixed (i.e., a portfolio manager can manage $500 million nearly as easily as $100 million.) An advisory fee that does not scale down as company assets increase consequently may yield enormous profits to the adviser, to the detriment of shareholders.").

[106] See supra note 60 and accompanying text.

[107] Although breakpoints are not legally required to be included in the advisory contract, "the fee structures of many funds have been specifically designed to pass along economies of scale by means of breakpoints." Statement of Matthew P. Fink, President, Investment Company Institute, before the Subcomm. on Finance and Hazardous Materials of the House Comm. on Commerce, Sept. 29, 1998, at 21-22, available in 1998 WL 18088868.

[108] See 2 Tamar Frankel, The Regulation of Money Managers 260 (1978).

[109] See id.

[110] Although the magnitude of change in a fund's management expense ratio that is associated with changes in fund family asset size appears to be large, this result may be attributable to four large fund families. When we reran the regression model with the four fund families omitted, we found no statistically significant relationship between a fund's management expense ratio and the asset size of its fund family.

[111] Other fund attributes found to be important in explaining a fund's management expense ratio in 1999 were investment category, portfolio turnover, fund age, and whether or not a fund is an index fund or an institutional fund. Equity funds had higher management expense ratios than bond funds, and international and specialty funds had higher management expense ratios than equity funds. Funds with more portfolio turnover had higher management expense ratios. Older funds had lower management expense ratios than newer funds.

[112] The 100 largest fund portfolios had combined assets of $1.4 trillion; in 1997, $1.6 trillion in 1998, and $2.0 trillion in 1999. The assets of these funds represented 47% of all stock and bond fund assets in 1997 and 45% of total assets in 1998, and 1999. We observed that during the three-year period some funds adjusted their breakpoints to account for more assets, and that in 1999 the funds in one large fund complex eliminated their fee breakpoint arrangements.

113 Investment Company Institute, *Mutual Funds and the Retirement Market,* Fundamentals: Investment Company Research in Brief, May 2000, at 1-2.

114 We recognize that not all expenses associated with 401(k) plans are included in mutual fund expense ratios.

115 Another option would be to mandate that mutual funds include in their prospectuses or shareholder reports a new standardized "ending-value" table. The ending value table would utilize historical information about a fund's expenses to illustrate how seemingly small changes in expenses can have a large impact on the amount of money accumulated for a long-term goal. For example, if a retirement saver invested $5,000 per year starting at age 25, earned an average annual rate of return of 9% over 40 years, and incurred no expenses, his or her ending value would be $1,841,459. If the same investment were subject to annual expenses of 50 basis points, his or her ending value would be reduced by more than $257,000, or 14%.

The ending value table would compare the ending value after ten or twenty years of an investment (*e.g.*, $10,000) that incurred the fund's historical expense ratio, to the ending value of an investment that incurred an expense ratio of zero, 1%, or any other number mandated by Commission rule. The expense numbers would be applied to a standardized return such as 5% (the return used in the fee table example) or a number between 9-12% that would reflect the historical return on equities over the last 20-80 years. The table would enable investors to readily compare funds with respect to the long-term impact of fund expenses on the ending value of an account.

For more information about the long-term effect of expenses on the ending value of an investment account *see* Mamta Murthi, J. Michael Orzag, and Peter R. Orzag, *The Charge Ratio on Individual Accounts: Lessons from the U.K. Experience,* (Birkbeck College, University of London, Discussion Papers in Economics, Mar. 1999).

116 The Investment Company Institute produces a series of educational brochures, in English and Spanish, to help individuals make well-informed investment decisions. These include "Frequently Asked Questions About Mutual Fund Fees." In reference to efforts of the ICI to educate investors, Chairman Levitt recently stated, "[T]here is no better way to bring opportunity to more people than to educate them on the fundamentals of sound investing. By providing the guidance and resources for these programs, the ICI moves more Americans closer to realizing their long-term financial goals." SEC Chairman Arthur Levitt, *Address on the 60th Anniversary of the Investment Company Act and the Investment Company Institute, Oct. 5, 2000* (last visited Dec. 15, 2000) http://www.sec.gov/news/speeches/spch403.htm.

117 KPMG Peat Marwick, LLP, An Educational Analysis of Tax-Managed Mutual Funds and the Taxable Investor 14 (1999). The KPMG study analyzed the performance of 496 domestic stock funds for the ten years ended December 31, 1997. The average annual total return for the median fund in this group was 16.1% before taxes and 13.5% after taxes. (The median fund is the fund at the midpoint of the frequency distribution. An equal number of funds have a higher or lower return than the median fund.) Annual performance given up to taxes ranged from a low of zero to a high of 5.6%, with a median of 2.6%.

[118] See Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24,082, 64 Fed. Reg. 59,826 (Nov. 3, 1999).

[119] Information may be available from a variety of legal, accounting, and academic organizations. The Directors Program Committee of the Investment Company Institute sponsors a number of educational and information programs for fund directors. We also believe that the recently formed Mutual Fund Directors Education Council (described in Section II.B.2.) will serve as a useful source of information for fund directors. As part of the Council's plan to develop programs to promote a culture of independence and accountability in the boardroom, we recommend that the Council focus on the directors' role in negotiating fees and expenses.

[120] Any study of the costs of investment management would require fact-finding and analysis similar to that previously conducted by the Wharton School of Finance and Commerce ("Wharton School"). The Commission retained the Securities Research Unit of the Wharton School of Finance and Commerce of the University of Pennsylvania to make a fact-finding survey and report on certain aspects and practices of registered investment companies. See Investment Company Act Release No. 2,729, 1958 WL 5755 *1 (SEC) (Jun. 13, 1958). The Wharton School produced A Study of Mutual Funds, H.R. Rep. No. 2274, 87th Cong., 2d Sess. 491-95 (1962), which formed a basis for the 1970 amendments to the Investment Company Act.

[121] As described supra in Section III.B., other fund costs that may be paid for outside of the fund's expense ratio include costs related to marketing and distribution, financial advice to fund investors, and maintenance of shareholder accounts. In many cases, some or all of these costs may be paid separately by the shareholder.

[122] During the period 1989-1993, according to one study, the average stock fund paid annual brokerage commissions equal to 0.28% of net assets. This figure excludes the market impact costs of fund portfolio transactions, i.e., changes in the price of a security that result directly from a fund's trading activity. See Miles Livingston and Edward O'Neal, Mutual Fund Brokerage Commissions, 19 J.Fin.Res. 272 (1996).

[123] Although a mutual fund's investment manager has an obligation to seek the best execution of securities transactions arranged for on behalf of the fund, the manager is not obligated to obtain the lowest possible commission cost. The manager's obligation is to seek to obtain the most favorable terms for a transaction reasonably available under the circumstances. See Securities Brokerage and Research Services, Exchange Act Release No. 23,170, 51 Fed. Reg. 16,004, 16,011 (Apr. 23, 1986). Section 15(c) of the Investment Company Act requires a fund's board of directors to request and review, and the fund's manager to supply, such information as may reasonably be necessary for the fund's board to evaluate the terms of the advisory contract between the adviser and the fund. Research and other services purchased by the adviser with the fund's brokerage bear on the reasonableness of the advisory fee because the research and other services would otherwise have to be purchased by the adviser itself, resulting in higher expenses and lower profitability for the adviser. Therefore, mutual fund advisers that have soft dollar arrangements must provide their funds' boards with information regarding their soft dollar practices. See SEC Office

of Compliance, Inspections and Examinations, Inspection Report on the Soft Dollar Practices of Broker/Dealers, Investment Advisers and Mutual Funds 30 (Sept. 22, 1998) (hereinafter "Soft Dollar Report").

[124] See Soft Dollar Report, supra note 123, at 5-6. Soft dollar arrangements developed as a means by which brokers discounted commission rates that were fixed at artificially high levels by exchange rules. Prior to 1975, institutional advisers took advantage of competition among brokers and their willingness to accept compensation lower than the fixed rates in order to recapture portions of the commissions paid on institutional orders. Fixed commission rates that far exceeded the costs of executing trades provided the fuel to support an increasingly complex pattern of practices to recapture portions of these commissions by advisers, including "give-ups" and other "reciprocal practices". Investment company managers directed give-ups to brokers that sold fund shares in order to motivate or reward such sales efforts. Fund managers also used give-ups as a reward for research ideas furnished by brokers to them in their capacity as investment advisers to funds. The Commission abolished the system of fixed commission effective May 1, 1975. Soon thereafter, Congress enacted Section 28(e) of the Securities and Exchange Act of 1934 in order to clarify that, under certain circumstances, an investment manager may pay more than the lowest available commission in recognition of research and other services provided by the broker-dealer. See id. at 6-7.

[125] All advisers, including the investment advisers of mutual funds, have an obligation to act in the best interests of their clients and to place client interests before their own. They also have an affirmative duty of full and fair disclosure of all material facts to their clients. See 15 U.S.C. § 80b-6 (2000) (Section 206 of the Investment Advisers Act of 1940); S.E.C. v. Capital Gains Research Bureau, 375 U.S. 180 (1963).

Some of the funds that engage in directed brokerage disclose the practice in the prospectus, the statement of additional information, and/or the annual report to shareholders. Others use the footnotes to the financial statements to make the disclosure. In 1995, the Commission adopted accounting rules which require funds to report all expenses gross of off-sets or reimbursements pursuant to a directed brokerage arrangement. See 17 C.F.R. § 210.6-07(g) (2000) (Rule 6-07(g) of Reg. S-X).

This requirement is designed to allow investors to compare expenses among funds.

[126] See generally Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11,414 (Oct. 28, 1980), 45 FR 73898 (hereinafter "Adopting Release"). When rule 12b-1 was adopted, the Commission stated the rule was intended to be flexible, and that the Commission would monitor and make adjustments as necessary. Id. at 22. Since 1980, the rule has not been substantively amended.

[127] See Joel H. Goldberg and Gregory N. Bressler, Revisiting Rule 12b-1 under the Investment Company Act, 31 Rev. Sec. and Commodities Reg., 147, 147-152 (1998).

[128] Id. at 151.

[129] *See* Adopting Release, *supra* note 126. *See also supra* note 29 and accompanying text.

[130] *See* Goldberg and Bressler, *supra* note 127, at 151.

[131] *See* Goldberg and Bressler, *supra* note 127, at 151; Paul G. Haaga, Jr. and Michele Y. Yang, *Distribution of Mutual Fund Shares: Rule 12b-1*, (Practicing Law Institute '40 Act Institute, 1990).

[132] *See* Goldberg and Bressler, *supra* note 127, at 151.

[133] *See supra* Section III.B.2.

[134] In a typical fund supermarket, the sponsor of the program - a broker-dealer or other institution - offers a variety of services to a participating fund and its shareholders. The services include establishing, maintaining, and processing changes in shareholder accounts, communicating with shareholders, preparing account statements and confirmations, and providing distribution services. For the services that it provides, the sponsor charges either a transaction fee to its customer or an asset-based fee, generally ranging from 0.25% to 0.40% annually of the average value of the shares of the fund held by the sponsor's customers. The asset-based fee is paid by the fund, its investment adviser, an affiliate of the adviser, or a combination of all three entities. *See* Letter from Douglas Scheidt, Associate Director of the Division of Investment Management to Craig S. Tyle, General Counsel of the Investment Company Institute (pub. avail. Oct. 30, 1998) at 2-4, *available in* 1998 WL 1543541 *2-4 (SEC 1998). (hereinafter "Investment Company Institute").

[135] *See* The Shareholder Services Group, Inc. (pub. avail. Aug. 12, 1992) and Investment Company Institute, *supra* note 134.

[136] *See, e.g.,* Rochelle Kauffman Plesset and Diane E. Ambler, *The Financing of Mutual Fund 'B Share' Arrangements*, 52 Bus. Law. 1385 (1997); Tania Padgett, *First Union Group Plans to Cater to Cash Needs of Mutual Fund Firms*, American Banker, May 17, 1996, at 20; Michael Brush, *Are Managers Counting on a Rubber Stamp?*, N.Y. Times, Dec. 29, 1996, at F9.

[137] Some distributors sell their rights to receive certain 12b-1 fees to a commercial bank or a finance company. Other distributors securitize their 12b-1 fees by transferring the rights to receive certain 12b-1 fees to a special purpose entity. The entity, in turn, issues one or more classes of securities. The holders of these securities receive payments of interest and principal from the cash flows generated by the 12b-1 fees. *See* Plesset and Ambler, *supra* note 136, at 1398-1402, 1405.

[138] When investors and rating agencies evaluate the quality of asset-backed securities, a key criterion is the degree of assurance that the revenue stream of 12b-1 fees will remain uninterrupted over the life of the security. *See* Plesset and Ambler, *supra* note 136.

[139] *See* Adopting Release, *supra* note 126. *See also supra* note 29 and

accompanying text.

http://www.sec.gov/news/studies/feestudy.htm

Home | Previous Page   Modified:01/10/2001

United States General Accounting Office

GAO

Report to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives

June 2000

MUTUAL FUND FEES

Additional Disclosure Could Encourage Price Competition







EXHIBIT

tabbies

3

GAO/GGD-00-126



GAO
Accountability * Integrity * Reliability

United States General Accounting Office
Washington, D.C. 20548

General Government Division

B-281444

June 5, 2000

The Honorable John D. Dingell
Ranking Minority Member
Committee on Commerce
House of Representatives

The Honorable Michael G. Oxley
Chairman, Subcommittee on
  Finance and Hazardous Materials
Committee on Commerce
House of Representatives

This report presents the results of our review of issues relating to mutual fund fees. Assets in mutual funds have grown significantly during the 1990s. However, conflicting views existed as to whether the fees that funds charge investors had declined as would have been expected given the operational efficiencies that mutual fund advisers likely experience as their fund assets grow. As you requested, we reviewed (1) the trend in mutual fund advisers' costs and profitability, (2) the trend in mutual fund fees, (3) how mutual funds compete, (4) how their fees are disclosed to investors, and (5) the responsibilities that mutual fund directors have regarding fees.

This report recommends that the Chairman of the Securities and Exchange Commission (SEC) require that the quarterly account statements that mutual fund investors receive include information on the specific dollar amount of each investors' share of the operating expenses that were deducted from the value of the shares they own. Because these calculations could be made various ways, SEC should also consider the costs and burdens that various alternative means of making such disclosures would place on either (1) the industry or (2) investors as part of evaluating the most effective way of implementing this recommendation. In addition, where the form of these statements is governed by rules of the National Association of Securities Dealers, SEC should ensure that this organization requires mutual funds to make such disclosures.

As agreed with you, unless you publicly release its contents earlier, we plan no further distribution of this report until 30 days from its issue date. At that time, we will provide copies to interested Members of Congress, appropriate congressional committees, SEC, the National Association of Securities Dealers, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, and the Board of Governors of the Federal Reserve System.



Florida Profit

ABLE BODY TEMPORARY SERVICES, INC.

PRINCIPAL ADDRESS
30750 US HWY 19 N
PALM HARBOR FL 34684 US
Changed 09/03/1997

MAILING ADDRESS
P O BOX 4699
CLEARWATER FL 34618 US
Changed 09/03/1997

Document Number	FEI Number	Date Filed
S46258	593060343	04/17/1991

State	Status	Effective Date
FL	ACTIVE	NONE

Last Event	Event Date Filed	Event Effective Date
NAME CHANGE AMENDMENT	04/03/1995	NONE

Registered Agent

Name & Address
LAMONT, DAVID
30750 US HWY 19 N
PALM HARBOR FL 34684
Name Changed: 05/05/2000
Address Changed: 09/03/1997

Officer/Director Detail

Name & Address	Title
MONGELLUZZI, F.M.
30750 US HWY 19 N

PALM HARBOR FL | PD |
| MONGELLUZZI, ANNE | |

30750 US HWY 19 N

PALM HARBOR FL 34684

DST

Annual Reports

Report Year	Filed Date	Intangible Tax
1999	04/21/1999	
2000	05/05/2000	
2001	09/24/2001	

  

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THIS IS NOT OFFICIAL RECORD; SEE DOCUMENTS IF QUESTION OR CONFLICT

 

B-281444

Key contributors to this report are listed in appendix IV. If you have any questions, please call me at (202) 512-8678.

Thomas J. McCool
Director, Financial Institutions
 and Market Issues

Executive Summary

Purpose

The U.S. mutual fund industry, which offers investors an easy way to invest in diversified portfolios of stocks, bonds, or other securities, has grown dramatically, with assets rising from $371 billion in 1984 to $5.5 trillion in 1998. As of 1998, the proportion of U.S. households owning mutual funds had risen to 44 percent; and the returns on mutual funds, particularly those invested in stocks, had also generally exceeded those that could have been earned on savings accounts or certificates of deposit. Because mutual funds are expected to operate more efficiently as their assets grow, the significant asset growth in recent years has prompted concerns about fund fee levels. Academics, industry researchers, and others have also raised questions about whether competition, fund disclosures, and mutual fund directors are sufficiently affecting the level of fees

In response to requests by the Chairman of the Subcommittee on Finance and Hazardous Materials, House Committee on Commerce, and the Ranking Minority Member of the Committee on Commerce, GAO conducted a review of the mutual fund industry to determine (1) the trend in mutual fund advisers' costs and profitability, (2) the trend in mutual fund fees, (3) how mutual funds compete, (4) how fees are disclosed to fund investors and how industry participants view these disclosures, and (5) what mutual fund directors' responsibilities are regarding fees and how industry participants view directors' activities.

Background

Mutual funds can be grouped into three basic types by the securities in which they invest. These include stock, (also called equity) funds, which invest in the common and preferred stock issued by public corporations; bond funds, which invest in debt securities; and money market funds, which generally invest in interest-bearing securities maturing in a year or less. Funds that invest in a combination of stocks, bonds, and other securities, known as hybrid funds, are included in this report under the category of stock funds.

Mutual funds are distinct legal entities owned by the shareholders of the fund. Each fund contracts separately with an investment adviser, who provides portfolio selection and administrative services to the fund. The fund's directors,[1] who are responsible for reviewing fund operations,

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[1] Although the Investment Company Act of 1940, which governs mutual fund operations, does not dictate a specific form of organization for mutual funds, most funds are organized either as corporations governed by a board of directors or as business trusts governed by trustees. When establishing requirements relating to the officials governing a fund, the act uses the term "directors" to refer to such persons, and this report will also follow that convention.

oversee the interests of the shareholders and the services provided by the adviser.

Mutual fund fees that investors pay include operating expenses, which cover the day-to-day costs of running a fund. These expenses are accrued daily, and generally paid monthly, from overall fund assets rather than from individual investor accounts. The difference between the value of the securities in a fund's portfolio and its accrued liabilities represents the daily net asset value, or NAV, of fund shares. Generally shown as a percentage of the fund's average net assets, the annual total operating fee amount is referred to as the.fund's operating expense ratio. The largest portion of a fund's expense ratio is generally the fund adviser's compensation, which is used to cover its operating costs and earn profits for its owners.

Mutual fund investors may also incur other charges in addition to those included in the operating expense ratio, depending on how they purchase their funds. Mutual funds are sold through a variety of distribution channels. For instance, investors can buy them directly by telephone or mail; or they can be sold by dedicated sales forces or by third-party sales forces, such as broker-dealer account representatives. To compensate such sales personnel, some mutual funds charge investors sales charges (called loads), which can be paid at the time of purchase, over a specified period, or at time of redemption.

Although a mutual fund's expense ratio appears to represent just a small percentage of its total assets, the impact of these fees can be significant. For example, increasing an expense ratio from 1 percent to 2 percent on a $10,000 investment earning 8 percent annually can reduce an investor's total return by about $7,000 over a 20-year period.

Neither federal statute nor Securities and Exchange Commission (SEC) regulations, which govern the mutual fund industry, expressly limit the fees that mutual funds charge as part of their expense ratios. Instead, mutual fund regulations focus on ensuring that investors are provided adequate disclosure of the risks and costs of investing in mutual funds. The National Association of Securities Dealers, Inc. (NASD), whose rules govern the distribution of fund shares by broker-dealers, has placed certain limits on the sales charges and fees used to compensate sales personnel.

Results in Brief

GAO was unable to determine the extent to which the growth in mutual fund assets during the 1990s provided the opportunity for mutual fund

advisers to reduce fees on the funds they operated. According to research conducted by academics and others, as well as the industry participants GAO interviewed, mutual fund advisers experience operational efficiencies—or economies of scale—as their assets grow that could allow them to reduce their funds' expense ratios.[2] Such efficiencies arise when the fund assets increase at a faster rate than do the costs of managing those additional assets. Because information on most fund advisers' costs is not collected by regulators or otherwise publicly disclosed, GAO was unable to determine if advisers' costs had increased more, or less, rapidly than fund assets. Industry officials reported that some costs of operating mutual funds have been increasing, in part, because funds have been expanding the level of services they provide investors. Using data provided by the mutual fund industry association, GAO determined that the 480 percent growth in total fee revenues for advisers and other service providers for stock and bond funds[3] was commensurate with the total 490 percent asset growth in those fundsduring the period 1990 to 1998. Because of the unavailability of comprehensive financial and cost information, however, GAO was unable to determine overall industry profitability.

Although unable to measure the extent to which mutual fund advisers experienced economies of scale, GAO's analysis indicated that mutual fund expense ratios for stock funds had generally declined between 1990 and 1998. However, this decline did not occur consistently over this period, and not all funds had reduced their expense ratios. Because concerns had been raised over methodologies for existing mutual fund fee studies, GAO conducted its own analysis. GAO's analysis of data on the 77 largest mutual funds indicated that the expense ratios of these funds were generally lower in 1998 than they were in 1990, although average expense ratios for stock funds rose in the early 1990s before declining. The extent to which expense ratios declined also varied across types of funds as the ratios for the largest stock funds declined while those for bond funds generally remained the same. Furthermore, GAO found that not all of the largest funds with the greatest asset growth had reduced their fees. Among the 77 large funds analyzed, 51 of these funds had experienced asset

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[2] As discussed in chapter 1 of this report, the operating expense ratio for a mutual fund is the cumulative total of various fees and expenses charged to the fund during a particular period shown as a percentage of the fund's average net assets. The expense ratio includes a management fee that compensates the adviser for selecting and managing the fund's portfolio, distribution fees, and any other expenses associated with administering the fund that have been deducted from the fund's assets.

[3] Data on stock funds presented in this report also include information on hybrid funds. The report focuses primarily on stock and bond funds because money market funds generally have not been the subject of the recent concerns over fees.

growth of at least 500 percent from 1990 to 1998. Of these 51 funds, 38 (or 74 percent) reduced their operating expense ratios by at least 10 percent over the 9-year period from 1990 to 1998. However, the remainder had not reduced their expense ratios as much, including six funds that either had not changed, or had increased, their ratios.

As is customary for U.S. financial markets, regulators rely on competition to be a primary means of influencing the fees that mutual fund advisers charge. In general, industries where many firms compete for business generally have lower prices than industries where fewer firms compete. However, although thousands of mutual funds compete actively for investor dollars, competition in the mutual fund industry may not be strongly influencing fee levels because fund advisers generally compete on the basis of performance (measured by returns net of fees) or services provided rather than on the basis of the fees they charge.

Requiring that investors be provided information about the fees they pay on their mutual funds is another way regulators seek to help investors evaluate fees charged by mutual funds. Mutual funds currently disclose information on fund operating expense ratios and other charges when investors make their initial purchases. However, unlike other financial products, the periodic disclosures to investors who continue to hold their shares do not show, in dollars, each investor's share of the operating expenses that were deducted from the fund.[4] Although most industry officials GAO interviewed considered mutual fund disclosures to be extensive, others, including some private money managers and academic researchers, indicated that the information currently provided does not sufficiently make investors aware of the level of fees they pay. These critics have called for mutual funds to disclose to each investor the actual dollar amount of fees paid on their fund shares. Providing such information could reinforce to investors the fact that they pay fees on their mutual funds and provide them information with which to evaluate the services their funds provide. In addition, having mutual funds regularly disclose the dollar amounts of fees that investors pay may encourage additional fee-based competition that could result in further reductions in fund expense ratios. GAO is recommending that this information be provided to investors. Because producing such information would entail systems changes and additional costs, GAO is also recommending that cost-effectiveness and investor burden be considered when alternative means for disclosing the dollar amount of fees are evaluated.

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[4] Mutual fund shareholder account statements do include the specific dollar amounts of certain fees or charges, such as for wire transfers, maintenance fees, or sales loads.

Regulators also look to a mutual fund's directors to oversee the operating expense fees their funds charge. The organizational structure of the typical mutual fund embodies a conflict of interest between the fund shareholders and the fund's adviser that can influence the fees charged. This conflict arises primarily because the adviser has the incentive to maximize its own revenues, but such action could come at the expense of the fund's shareholders. Because of this inherent conflict, mutual fund directors are tasked under federal law with reviewing and approving the fees charged by the fund adviser. Under current law, mutual fund directors are expected to review various data to ensure that the fees are not excessive and that the fees are similar to those of comparable funds. Mutual fund adviser officials told GAO that the directors of the funds they operate have been vigorous in reviewing fees and seeking reductions. However, others, including research organizations, academics, and private money managers, commented that the directors' activities may be keeping fees at higher levels because of this focus on maintaining fees within the range of other funds.

GAO received comments on a draft of this report from SEC; NASD Regulation (NASDR), which is the regulatory arm of NASD; and the mutual fund industry association, the Investment Company Institute. Overall, each of the commenting organizations agreed that GAO's report raised important issues and contributed to the public dialogue on mutual fund fees. However, these organizations also commented, among other things, that mutual funds already make extensive disclosures about fees and that competition on the basis of performance does represent price competition among mutual funds. GAO agrees that mutual fund disclosures are extensive but also believes that additional information on the specific dollar amounts of fees for operating expenses could be useful to investors and encourage additional price competition among fund advisers on the basis of fees directly.

Principal Findings

Although Advisers Expected to Experience Cost Efficiencies, Comprehensive Data on Their Costs Were Not Available

Academic studies and other research find that as mutual fund assets grow, mutual fund advisers experience operational efficiencies or economies of scale that would allow them to reduce their funds' expense ratios. As shown in table 1 below, data compiled by ICI indicate that mutual fund assets have grown considerably during the 1990s, with stock funds alone growing 1,081 percent as of year-end 1998.

Table 1: Total Assets for Stock and Bond Mutual Fund as of 1998

Dollars in billions

	1990	1998	Percentage change
Stock funds	$283	$3,343	1,081%
Bond funds	284	831	193
Total	567	4,174	636

Source: GAO analysis of ICI data.

As the assets in a mutual fund grow, economies of scale in a fund adviser's operations would result in the adviser's costs increasing more slowly than the rate at which its fund assets and revenues are increasing. For example, if the adviser of a fund employing 10 customer service representatives experiences 100-percent growth in its fund assets, this adviser may find that only 5, or 50 percent, more representatives would be needed to address the workload arising from the additional assets. In addition, GAO's analysis of data from ICI also indicated that although additional purchases by existing and new investors account for some of the increase in the industry's assets, as much as 64 percent of the mutual fund asset growth has come from appreciation in the value of the securities in these funds' portfolios. Fund growth resulting from portfolio appreciation would also provide additional economies of scale because such growth is not accompanied by many of the administrative costs associated with inflows of money to new and existing fund accounts.

However, GAO was unable to determine the extent to which mutual fund advisers experienced such economies of scale because comprehensive data on the total costs incurred by mutual fund advisers are not publicly available. Currently, mutual funds disclose to regulators and to their investors only those operating costs that have been deducted from the assets of the fund, but not the costs that the advisers incur to operate these

funds. Although total cost data were not available, industry officials reported that fund advisers' costs have been increasing. Industry officials explained that these increased costs are the result of new services for mutual fund investors, increased distribution expenses, and higher personnel compensation expenses.

GAO estimated the total revenue that fund advisers and other service providers receive from the funds they operate.[5] Largely as a result of growth in mutual fund assets, mutual fund advisers and service providers were collecting significantly more revenues from fund operations in 1998 than they did in 1990. As shown in table 2 below, the revenues stock funds produced for their advisers and other providers had increased over 800 percent from 1990 to 1998.

Table 2: Estimated Mutual Fund Adviser and Service Provider Revenues From Operating Expense Fees 1990-1998

Dollars in millions

| | Estimated fee revenues | | |
Fund type	1990	1998	Percentage change
Stock	$2,544	$22,931	801%
Bond	2,408	5,933	146
Totals	4,952	28,864	483

Source: GAO analysis of data from ICI.

Fee revenues for the largest funds have similarly increased. Using data on 77 of the largest stock and bond funds,[6] GAO found that the advisers and service providers operating these funds collected $7.4 billion in fee revenues in 1998. This was over $6 billion, or almost 560 percent, more than they collected in 1990. Over this same period, the assets of these funds increased by over 600 percent. Mutual fund advisers and service providers were also collecting more in fees on a per account basis. For example, the total dollars collected annually in fee revenues from stock funds rose 59 percent from an average of $103 per account in 1990 to $164 per account in 1997.

Although comprehensive cost data for most fund advisers were not available, analyses of information for 18 publicly traded mutual fund

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[5] Fund adviser and service provider revenues were estimated by multiplying fund assets by operating expense ratios.

[6] These 77 funds included all of the largest stock and bond funds in existence from 1990 to 1998. These 77 funds comprised 46 stock funds, including all stock funds with assets over $8 billion; and 31 bond funds, including all those with assets over $3 billion. The data for the stock funds include five hybrid funds that also invest in bonds or other debt securities.

advisers indicated that these firms' operating profits as a percentage of their revenues have been increasing for at least 5 years.

Average Mutual Fund Expense Ratios Have Generally Declined, But Not All Funds Reduced Their Ratios

GAO identified various studies and analyses of the trends in mutual fund fees. Some of these analyses found that mutual fund expense ratios and other charges had been declining, but other analyses found that expense ratios had increased. However, some industry participants criticized the methodologies used by these studies. For example, many of these studies failed to adjust for the increase in newer funds, which generally charge higher expense ratios than older funds.

Therefore, GAO conducted its own analysis of the trend in expense ratios. Data on the 77 largest mutual funds indicated that that these funds had grown faster since 1990 than the average fund in the industry.[7] Therefore, their advisers were more likely to have experienced economies of scale in their operations that would have allowed them to reduce their expense ratios. Because the sample consisted primarily of the largest and fastest growing funds in the industry, it may not reflect the characteristics and the trend in fees charged by other funds.

To calculate the average expense ratios for these funds, GAO weighted each fund's expense ratio by its total assets. The resulting average expense ratios represent the fees charged on the average dollar invested in these funds during this period. As shown in table 3, the average expense ratio declined by 12 percent for the largest stock funds and by 6 percent for the largest bond funds from 1990 to 1998, although this decline did not occur steadily over the period.

Table 3: Average Expense Ratio for 77 Largest Stock and Bond Funds From 1990 to 1998 in Dollars Per $100 of Fund Assets

Type of fund	Number of funds	1990	1991	1992	1993	1994	1995	1996	1997	1998	Percentage change
Stock	46	$.74	$.78	$.78	$.80	$.81	$.79	$.75	$.68	$.65	-12%
Bond	31	.62	.61	.61	.60	.61	.63	.61	.60	.58	-6

Source: GAO analysis of data from Morningstar, Inc. and Barron's Lipper Mutual Funds Quarterly.

Although the average expense ratio for these funds generally declined during the 1990s, not all of them reduced their fees. Overall, 23 of the 77 funds reported higher expense ratios in 1998 than in 1990. Table 4 shows the changes in expense ratios for the 51 funds among the 77 largest funds that experienced asset growth of at least 500 percent from 1990 to 1998. Of

[7] The sample focused on the time period since 1990 because it represented the most current and consistent period of mutual fund industry history and market conditions.

these funds, 38 (74 percent) had reduced their expense ratios by at least 10 percent during this 9-year period. Of the remaining 13 funds, 7 (14 percent) reduced their expense ratios by less than 10 percent, and 6 (12 percent) had either not changed their fees or had increased them.

Table 4: Fee Reductions by Large Funds Whose Asset Growth Exceeded 500 Percent From 1990 to 1998

Total change in fee from 1990 to 1998	Number of funds	Percentage
Reduction over 30 percent	17	33%
Reduction of 10 to 30 percent	21	41
Subtotal*	38	74
Reduction under 10 percent	7	14
No change	3	6
Increase under 10 percent	2	4
Increase of 10 to 30 percent	0	0
Increase over 30 percent	1	2
Subtotal	13	26
Total	51	100

*May not total due to rounding.

Source: GAO analysis of Morningstar and Barrons Lipper Mutual Funds Quarterly data.

Competition Does Not Focus on Price of Service

Active competition among firms within a given industry is generally expected to result in lower prices than in those industries in which few firms compete. Although hundreds of fund advisers offering thousands of mutual funds compete actively for investor dollars, their competition is not primarily focused on the fees funds charge. Instead, mutual fund advisers generally seek to differentiate themselves by promoting their funds' performance returns[8] and services provided.[9] Marketing their performance and service as different from those offered by others allows fund advisers to avoid competing primarily on the basis of price, as represented by the expense ratios they charge mutual funds investors. This applies particularly to actively managed funds investing in stocks. Advisers for money market funds; index funds;[10] and to some degree, bond funds are generally less able to differentiate their funds from others because these types of funds invest in a more limited range of securities than stock funds do. As a result, the returns and fees of such funds generally tend to be

[8] SEC requires funds to report their performance returns net of the fees deducted from fund assets.

[9] As discussed in chapter 4 of this report, the type of competition prevailing in the mutual industry appears to resemble "monopolistic competition," which is one of the primary competitive market types described by economists. Markets with monopolistic competition characteristically include large numbers of competing firms, ease of entry, and products differentiated on the basis of quality, features, or services included.

[10] Index funds invest in the securities represented in a broad-based index, such as the Standard & Poor's 500 Index.

more similar, and the fees are generally lower than the fees charged on most stock funds.

Fee Disclosures Do Not Provide Investors With Specific Dollar Amounts

The disclosures mutual funds are legally required to make are, among other things, intended to assist investors with evaluating the fees charged by the funds they are considering for investment. As required by SEC rules, mutual funds are required to provide potential investors with disclosures that present operating expense fees as a percentage of a fund's average net assets. In addition, these disclosures provide a hypothetical example of the amount of fees likely to be charged on an investment over various holding periods. However, after they have invested, fund shareholders are not provided the specific dollar cost of the mutual fund investments they have made. For example, mutual fund investors generally receive quarterly statements detailing their mutual fund accounts.[11] These statements usually indicate the beginning and ending number of shares and the total dollar value of shares in each mutual fund owned. They do not show the dollar amount of operating expense fees that were deducted from the value of these shares during the previous quarter.[12] This contrasts with most other financial products or services, such as bank accounts or brokerage services, for which customer fees are generally disclosed in specific dollar amounts.

Surveys conducted by industry research organizations, fund advisers, and regulators indicate that investors generally focus on funds' performance (net of fees), service levels, and other factors before separately considering fee levels. In contrast, investors appeared more concerned over the level of mutual fund sales charges, and industry participants acknowledged that as a result, the loads charged on funds have been reduced since the 1980s.

The mutual fund and regulatory officials GAO contacted generally considered mutual fund disclosures to be extensive and adequate for informing prospective investors of the fees they would likely incur on their mutual fund investments. However, some private money managers, industry researchers, and legal experts indicated that the current fee disclosures are not making investors sufficiently aware of the fees they pay. One suggestion for increasing investor awareness was that mutual funds should disclose to each investor the actual dollar amount of the

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[11] A requirement for quarterly statements arises under NASD rules, which govern the actions of the securities broker-dealers that act as the distributors of most mutual fund shares.

[12] Sales charges, redemption fees, and other transactional fees are disclosed in dollar amounts in either account statements or confirmation statements.

portion of the funds' fees they paid. Some of the officials GAO contacted indicated that having the specific dollar amount of fees disclosed to investors would spur additional fee-based competition among fund advisers. For example, a legal expert GAO contacted noted that having such information appear in investors' mutual fund account statements might also encourage some fund advisers to reduce their fees in order to be more competitive. Requiring that such information be provided to mutual fund investors would also make such disclosures more comparable to fee disclosures for other financial services, such as stock brokerage or checking accounts. Compared to mutual funds, the markets for these services appear to exhibit greater direct price competition.

Fund adviser officials GAO interviewed indicated that calculating such amounts exactly would entail systems changes and additional costs, but they also acknowledged that less costly means of calculating such amounts may exist. For example, instead of calculating the exact amount of fees charged to each account daily, a fund adviser could provide an estimate of the fees an investor paid by multiplying the average number of shares the investor held during the quarter by the fund's expense ratio for the quarter. Another alternative would be to provide the dollar amount of fees paid for preset investment amounts, such as $1,000, which investors could use to estimate the amount they paid on their own accounts. In determining how such disclosures could be implemented, regulators will have to weigh the costs that the industry may incur to calculate fees for each investor against the burden and effectiveness of providing investors with the requisite information and having them be responsible for making such calculations on their own.

Mutual Fund Directors Tasked With Reviewing Fees, But Opinions on Their Effectiveness Were Mixed

The structure of most mutual funds embodies a potential conflict of interest between the fund shareholders and the adviser. This conflict arises because the fees the fund charges the shareholders represent revenue to the adviser. For this reason, mutual funds have directors who are tasked with overseeing the adviser's activities. Under the Investment Company Act of 1940, fund directors are required to review and approve the compensation paid to the fund's adviser.

In 1970, this act was amended after concerns were raised over the level of fees being charged by mutual funds. The amendments imposed a fiduciary duty on fund advisers and tasked fund directors with additional responsibilities regarding fees. These amendments to the act also granted investors the right to bring claims against the adviser for breaching this duty by charging excessive fees. Various court cases subsequently have interpreted this duty, and the decisions rendered have shaped the specific

expectations currently placed on fund directors regarding fees. As a result, directors are expected to review, among other things, the adviser's costs, whether fees have been reduced as fund assets grow, and the fees charged by other advisers for similar services to similar funds.

The officials at the 15 mutual fund advisers[13] GAO contacted said that their boards have been vigorous in reviewing fees and have frequently sought reductions in the fees received by the adviser. However, some private money managers, industry researchers, and others have stated that the activities undertaken by directors may be serving, instead, to keep fees at higher levels than necessary, because the directors are just expected to keep their funds' fees within a range of similar funds instead of actively attempting to lower them.

Recommendations

To heighten investors' awareness and understanding of the fees they pay on mutual funds, GAO recommends that the Chairman, SEC, require that the periodic account statements already provided to mutual fund investors include the dollar amount of each investor's share of the operating expense fees deducted from their funds. This disclosure would be in addition to presently required fee disclosures. Because these calculations could be made in various ways, SEC should also consider the cost and burden that various alternative means of making such disclosures would impose on (1) the industry and (2) investors as part of evaluating the most effective way of implementing this requirement. Where the form of these statements is governed by NASD rules, SEC should require NASD to require the firms it oversees to provide such disclosures.

Agency Comments and GAO's Evaluation

GAO obtained comments on a draft of this report from the heads, or their designees, of SEC, NASDR, and ICI. These comments are summarized and evaluated in chapter 7, with specific comments made by each organization addressed in appendixes I through III.

Overall, each of the commenting organizations agreed that GAO's report raised important issues and contributed to the public dialogue on mutual fund fees. In his letter, the director of SEC's Division of Investment Management indicated that SEC staff agreed that investors need to be aware of and understand the fees that mutual funds charge. The letter also indicated that the SEC staff welcomed the report's recommendation and intended to consider it carefully. The vice president of NASDR's Investment Companies/Corporate Financing Department agreed in his

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[13] These firms included the advisers for 13 of the 77 largest funds and 2 smaller fund advisers.

letter that investors should consider fees, expenses, and other issues in addition to performance in making investment decisions.

However, the letters from the SEC, NASDR and ICI officials also raised several issues about GAO's report. All three organizations commented that mutual funds currently make extensive disclosures about their fees to investors at the time of purchase and in semiannual reports thereafter. For example, ICI's letter noted that promoting investor awareness of the importance of fund fees is a priority for ICI and its members. However, ICI expressed reservations about GAO's recommendation that investors periodically receive information on the specific dollar amounts of the operating expense fees deducted from their mutual fund accounts. Their concern is that this requirement could erode the value of the fee information currently provided in the prospectus and thus impede informed assessments of fee levels at competing funds, which could paradoxically diminish rather than enhance investors' overall understanding of fund fees.

GAO agrees with ICI and the other commenters that the current disclosures made by mutual funds, which provide fund expense ratios expressed as a percentage of fund assets and include an example of the likely amount of expenses to be incurred over various holding periods for a hypothetical $10,000 account, are useful for investors in comparing among funds prior to investing. The additional disclosure GAO recommends is intended to supplement, not replace, the existing disclosures. It should also serve to reinforce to investors that they do pay for the services they receive from their mutual funds as well as indicate to them specifically how much they pay for these services.

SEC, NASDR, and ICI also commented on GAO's observation that other financial products and services disclose specific dollar amounts for the fees charged to their users, but mutual funds do not. In their comments, these organizations generally indicated that not all charges are disclosed for other financial products and services and; thus, the disclosures for mutual funds are not that dissimilar. For example, SEC noted that funds disclose to investors specific dollar charges subtracted from their accounts, such as for sales loads or account fees, but do not disclose the specific charges that are levied outside the account. SEC stated that this is similar to banks not disclosing the spread between the gross amount earned by the financial service provider on customer monies and the net amount paid to the customer.

GAO does not agree with the commenting organizations that mutual funds' lack of disclosure of the specific operating expenses to individual investor accounts is comparable to the practices of banks or other businesses that do not disclose the difference between their investment or operating earnings and the amounts they pay to the individuals who provided those operating or investment funds. Investors in mutual funds have in essence hired the adviser to perform the service of managing their investment dollars for them. The fees that the advisor and the other service providers deduct from the fund's assets represent the price of the services they perform. Although such fees are deducted from the fund overall, each individual investor's account is ultimately reduced in value by their individual share of these deductions. However, the specific amount of these deductions is not disclosed in dollar terms to each investor. In contrast, customers and users of other financial services, such as private money managers, banks, and brokerage firms, are told of the specific dollar amounts subtracted from their individual assets or accounts.

All three commenting organizations also generally questioned this report's finding that mutual funds do not compete primarily on the price of their services. SEC noted that although an argument could be made that more price competition should occur in the mutual fund industry, it is not completely absent. ICI emphasized that because funds report performance on an after fees and expenses basis, mutual funds do compete on the basis of their fees. NASDR stated that the draft report did not address the fact that mutual funds present performance net of expenses.

GAO's report notes that mutual funds' performance returns, which are the primary basis upon which funds compete, are required to be disclosed net of fees and expenses. However, competition on the basis of net returns may or may not be the same as competition on the basis of price. Separating the fee from the return would remind investors that a fee is embedded in their net returns. In addition, GAO also notes that when customers are told the specific dollar amounts of the fees or charges, such as they are for stock brokerage transactions or bank checking accounts, firms in those industries appear to more frequently choose to compete directly on that basis and, in some cases, the charges for such services have been greatly reduced. Implementing GAO's recommendation to have such information provided to mutual fund investors could provide similar incentive for them to evaluate the services they receive in exchange for the fees they pay. Disclosing such information regularly could also encourage more firms to compete directly on the basis of the price at which they are willing to provide mutual fund investment services.

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SEC and ICI also questioned the legal accuracy of some of the statements made by individuals GAO interviewed regarding the role of mutual fund directors in overseeing fees. Although the individuals quoted in this report were critical of mutual fund directors setting their funds' fees only in relation to the fees charged by other funds, both SEC and ICI indicated that fund directors, by law, are required to review a wide range of information when assessing the fees charged by their fund advisor and other service providers.

In response to these comments, text has been added to the report to indicate that comparing one fund's fees to those charged by other funds is not the only factor that directors are required to consider when evaluating fees. However, in the opinion of the individuals whose comments are presented in the report, directors are primarily emphasizing such comparisons over the other factors they are also are required to consider as part of their fee reviews. As a result, these individuals see directors as maintaining fee levels, or at least allowing fees to be lowered only to the extent that other funds are taking similar actions.

Contents

Figures

Contents

Abbreviations

ICI	Investment Company Institute
NASD	National Association of Securities Dealers
NASDR	NASD Regulation
NAV	net asset value
SEC	Securities and Exchange Commission
CDSL	contingent deferred sales load

Introduction

Mutual funds offer investors a means of investing in a diversified pool of stocks, bonds, and other securities. As of 1998, 44 percent of U.S. households owned mutual funds, and the returns, particularly for stock funds, had generally exceeded returns that could have been earned on savings accounts or certificates of deposit. Since 1984, assets in U.S. mutual funds increased about 14-fold, growing from $371 billion in 1984 to $5.5 trillion in 1998. Because costs of providing mutual fund services are generally expected to rise less rapidly as fund assets increase, the significant growth in recent years has prompted some concerns by some industry participants and the news media over the level of fees funds charge.

This report responds to requests by the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Minority Member of the House Committee on Commerce.

Background

A mutual fund is an investment company that pools the money of many investors—individuals or institutions—that it invests in a diversified portfolio of securities. Mutual funds provide investors the opportunity to own diversified securities portfolios and to access professional money managers, whose services they might otherwise be unable to obtain or afford.

A mutual fund is owned by its investors, or shareholders. Fund share prices are based on the market value of the assets in the fund's portfolio, after subtracting the fund's expenses and liabilities, and then dividing by the number of shares outstanding. This is the fund's net asset value (NAV). Per share values change as the value of assets in the fund's portfolio changes. Investors can sell their shares back to the fund at the current NAV,[1] and funds must calculate the shareholders' share prices on the day a purchase or redemption request is made. Many newspapers publish daily purchase and redemption prices for mutual funds.

Various types of funds are offered to investors. Three basic types of mutual funds include stock (also called equity), bond, and money market funds. Some funds that invest in a combination of stocks, bonds, and other securities are known as hybrid funds and are discussed in this report as part of the information presented for stock funds. Money market funds are referred to as short-term funds because they invest in securities that

[1] Shareholders of open-end mutual funds, which continuously issue and redeem shares, have a right to redeem shares at the current NAV. Closed-end funds, in which the number of shares is fixed, trade at market prices that are frequently above, or below, the actual NAV of the assets held by the fund.

generally mature in about 1 year or less; stock, bond, and hybrid funds are known as long-term funds. The firms that operate mutual funds frequently offer investors a family of funds that includes at least one each of the three basic fund types, although some firms may offer only one fund while others specialize in funds of a particular type, such as stock or bond funds. Of the total $5.5 trillion invested in mutual funds at the end of 1998, $2.98 trillion was invested in stock funds, $1.35 trillion was in money market funds, $831 billion was in bond funds, and $365 billion was in hybrid funds. This report will focus primarily on stock and bond funds because money market funds generally have not been the focus of recent concerns regarding fees.

Mutual Fund Assets Increased Dramatically in the 1990s

As shown in table 1.1, mutual fund assets grew dramatically in the 1990s, with stock funds growing 1,082 percent in the 1990-1998 period.

Table 1.1: Growth in Mutual Fund Assets, 1990-1998

Fund type	Total assets (dollars in millions)		Percentage growth
	1990	1998	
Stock funds*	$ 282,800	$ 3,342,900	1,082%
Bond funds	284,300	830,600	192
Money Market funds	498,300	1,351,700	171
Total	1,065,500	5,525,200	419

* This category combines equity and hybrid fund data.

Source: GAO analysis of Investment Company Institute data.

Mutual Funds Contract with Investment Advisers to Conduct Their Operations

Although it is typically organized as a corporation, a mutual fund's structure and operation differ from that of a traditional corporation. In a typical corporation, the firm's employees operate and manage the firm; and the corporation's board of directors, elected by the corporation's stockholders, oversees its operations. Mutual funds also have a board of directors that is responsible for overseeing the activities of the fund and negotiating and approving contracts with an adviser and other service providers for necessary services.[2]

However, mutual funds differ from other corporations in several ways. A typical mutual fund has no employees; it is created and operated by

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[2] Although the Investment Company Act of 1940 does not dictate a specific form of organization for mutual funds, most funds are organized either as corporations governed by a board of directors or as business trusts governed by trustees. When establishing requirements relating to the officials governing a fund, the act uses the term "directors" to refer to such persons, and this report also follows that convention.

another party, the adviser, which contracts with the fund, for a fee, to administer fund operations. The adviser is an investment adviser/management company that manages the fund's portfolio according to the objectives and policies described in the fund's prospectus.[3] Advisers may also perform various administrative services for the funds they operate, although they also frequently subcontract with other firms to provide these services. Functions that a fund adviser or other firms may perform for a fund include the following:

- **Custodian**: A custodian holds the fund assets, maintaining them separately to protect shareholder interests.
- **Transfer agent**: A transfer agent processes orders to buy and redeem fund shares.
- **Distributor**: A distributor sells fund shares through a variety of distribution channels, such as directly through advertising or telephone or mail solicitations handled by dedicated sale forces, or by third-party sales forces. Funds that are marketed primarily through third parties are usually available through a variety of channels, including brokers, financial planners, banks, and insurance agents.

Distinct from the fund itself, the fund's adviser is generally owned by another entity with its own group of directors. (Ch. 6 of this report discusses in more detail the relationship between funds and their advisers and the specific legal duties placed on mutual fund directors.)

Mutual Fund Fees Include Operating Expenses and Sales Charges

Various fees are associated with mutual fund ownership. All mutual funds incur ongoing operating expenses for which they pay the adviser and other providers who operate and service the funds. An annual total of these operating expenses, commonly known as the fund's operating expense ratio, is expressed as a percentage of the fund's average net assets in a fund's prospectus and other reports. Fund operating expenses can vary in accordance with the work required by fund managers; the complexity of the fund's investments; or the extent of shareholder services provided, such as toll-free telephone numbers, Internet access, check writing, and automatic investment plans. The largest component of a fund's total expense ratio usually is the management fee, which is the ongoing charge paid to the investment adviser for managing the fund's assets and selecting

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[3] In some cases, the adviser may contract with other firms to provide investment advice, becoming a subadviser to those funds.

its portfolio of securities. The management fee is customarily calculated as a percentage of the fund's average net assets.[4]

Included as part of the operating expenses that are directly deducted from some funds' assets are fees that go to compensate sales professionals and others for selling the fund's shares as well as for advertising and promoting them. These fees, known as "12b-1 fees," are named after the Securities and Exchange Commission (SEC) rules authorizing mutual funds to pay for marketing and distribution expenses directly from fund assets. The National Association of Securities Dealer, Inc. (NASD), whose rules govern the distribution of fund shares by broker dealers, limits 12b-1 fees used for these purposes to no more than 0.75 percent of a fund's average net assets per year. Funds are allowed to include an additional service fee of up to 0.25 percent of average net assets each year to compensate sales professionals for providing ongoing services to investors or for maintaining their accounts. Therefore, any 12b-1 fees included in a fund's total expense ratio are limited to a maximum of 1 percent per year.

In addition to the fees in the expense ratio, some mutual funds include a sales charge known as a "load." Loads usually compensate a sales representative or investment professional for advice they provide investors in selecting a fund. Loads can be applied at the time of purchase (a "front-end load") or at redemption (a "back-end load").[5] NASD rules limit the load that can be charged as part of purchasing fund shares to no more than 8.5 percent[6] of the initial investment. Some mutual funds, known as "no-load" funds, do not have sales charges[7]. Other fees that may be charged directly to investors for specific transactions include exchange fees (for transferring money from one fund to another within the same fund family) and account maintenance fees.

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[4] The fees investors pay to the fund adviser constitute some of the adviser's revenue from operating the fund. For this reason, there is a potential conflict between the interests of the fund shareholders who pay the fund expenses and those of the adviser, which seeks to maximize its own revenues and profits. Chapter 6 of this report discusses how the laws that govern mutual funds have attempted to address this conflict of interest.

[5] A common type of back-end load, called a contingent deferred sales charge, typically is calculated as a percentage of the net asset value or offering price at the time of purchase and is payable upon redemption. However, such charges generally decrease incrementally on an annual basis and would not be applied to redemptions after a certain number of years.

[6] The maximum permissible front-end and deferred sales load varies depending on factors, such as whether the fund offers certain rights or imposes an asset-based sales charge or service fee.

[7] NASD rules prohibit members from describing a mutual fund as "no load" if the fund has a front-end or deferred sales charge, or if the fund's total asset-based sales charges and service fees exceed .25 percent of average net assets per year.

Mutual Fund Investors' Total Costs Vary Depending on How Shares are Purchased

The total charges for investing in a mutual fund can vary according to how the investor purchases shares. In some cases, investors may purchase mutual fund shares on the advice of an investment professional, including sales representatives employed by securities broker-dealers or banks or independent financial planners. When recommending mutual funds, these individuals may also be entitled to receive the sales loads charged by the funds as well as to charge the investors for providing investment services.

Many mutual funds can be purchased without professional assistance. To purchase the shares of these funds, investors contact the mutual fund companies directly, by visiting fund offices, or by telephone, mail, or Internet. Funds sold directly to investors in this way are known as "direct market" funds. In addition, investors can purchase direct market mutual funds through accounts they hold with broker-dealers. Investors may also use retirement benefit plans, such as 401(k) plans, to invest in any mutual funds.

Long-Term Impact of Annual Fees on Mutual Fund Investment Returns Can Be Significant

The annual fees that investors pay can significantly affect investment returns over the long term. For example, over a 20-year period a $10,000 investment in a fund earning 8 percent annually, and with a 1-percent expense ratio, would be worth $38,122; but with a 2-percent expense ratio it would be worth $31,117.

Various studies have also documented the impact of fees on investors' returns by finding that funds with lower fees tended to be among the better performing funds. A March 1998 analysis by an industry research organization examined stock funds across six different investment objectives over a 5-year period and found that lower fee funds outperformed higher fee funds over 1-, 3-, and 5-year periods through November 1997.[*] For example, of the large funds that invest in undervalued securities, the funds in the quartile with the lowest fees, which averaged 78 cents per $100 of assets, had the highest average performance—returning 138 percent over 5 years. Conversely, the funds in the quartile with the highest fees—averaging $2.26 per $100 of assets— had the lowest performance return over the period, averaging 112 percent.

Various Federal Statutes Apply to Mutual Fund Activities

SEC oversees the regulation of mutual funds under the Investment Company Act of 1940. Among the act's objectives is to ensure that investors receive adequate, accurate information about the mutual funds in which they invest. Other securities laws also apply to mutual funds. Under

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[*] Correlating Total Expenses to the Performance of Four and Five Star Equity Funds. Financial Research Corporation and Wechsler Ross & Partners (Mar. 2, 1998).

the Securities Exchange Act of 1934, persons distributing mutual fund shares or executing purchase or sale transactions in mutual fund shares are to be registered with SEC as securities broker-dealers. Broker-dealers who sell mutual funds are regulated and examined by both SEC and by the regulatory arm of NASD, called NASD Regulation, Inc. (NASDR). NASD, which is subject to SEC's oversight, acts a self-regulatory organization for brokerage firms, including those firms that engage in mutual fund distribution.

Neither federal statute nor SEC regulations, which govern the mutual fund industry, expressly limit the fees that mutual funds charge as part of their expense ratios. Instead, mutual fund regulations focus on ensuring that investors are provided adequate disclosure of the risks and costs of investing in mutual funds. As noted previously, NASD rules have placed certain limits on the sales charges and fees used to compensate sales personnel.

Although most mutual fund activities are subject to SEC and NASD requirements, the mutual fund activities conducted by some banks are overseen by the various bank regulatory agencies.[9] Because banks are exempt from the Securities Exchange Act of 1934, they are allowed to offer mutual funds and other securities to their customers without registering with SEC as broker-dealers. However, most banks have chosen to conduct their securities activities, including mutual funds, in subsidiaries or affiliates that are subject to SEC oversight. A small number of banks conduct securities activities either from within the bank or in other affiliates that are not subject to SEC oversight.[10] Depending on how such a bank is chartered, its mutual fund activities would be overseen by the Federal Reserve System, the Federal Deposit Insurance Corporation, or the Office of the Comptroller of the Currency.[11]

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[9] Additional information on the mutual fund activities of banks is contained in Bank Mutual Funds: Sales Practices and Regulatory Issues (GAO/GGD-95-210, Sep. 27, 1995).

[10] However, the Gramm-Leach-Bliley Act passed in 1999 will require any banks conducting more than 500 securities transactions per year to move such activities into a securities broker-dealer after May 12, 2001.

[11] The Office of the Comptroller of the Currency oversees banks with national charters. The Federal Reserve System oversees bank holding companies and, in conjunction with state banking authorities, also oversees any state-chartered banks that are Federal Reserve members. The Federal Deposit Insurance Corporation oversees state-chartered banks that are federally insured but not members of the Federal Reserve. Any mutual fund activities conducted by thrifts would be subject to SEC's oversight because thrifts are not exempted from the definition of "broker" and "dealer" under the Securities Exchange Act of 1934.

Objectives, Scope, and Methodology

The objectives of this report were to review the mutual fund industry to determine (1) the trend in mutual fund advisers' costs and profitability, (2) the trend in fees, (3) how mutual funds compete, (4) the requirements for fee disclosures to fund investors and how industry participants view these disclosures, and (5) the responsibilities of mutual fund directors regarding fees and how industry participants view directors' activities.

As part of analyzing the trend in mutual fund advisers' costs and profitability, we interviewed various industry officials. These officials included representatives of 15 mutual fund advisers, including 13 large firms and 2 smaller firms. These firms included some of the largest mutual fund families, one firm affiliated with a bank, and several firms known for charging lower fees. We also interviewed officials from 10 industry research organizations that compile information, conduct analyses, or perform consulting services relating to the mutual fund industry. These firms included the major providers of data and analysis on the mutual fund industry. We also interviewed three officials from money management or financial planning firms and two former senior regulatory officials. In addition, we interviewed officials from two financial industry associations, including the Investment Company Institute (ICI), which is the national association of the U.S. mutual fund industry; and the American Association of Individual Investors. We also interviewed, and obtained information from, SEC and NASDR officials who oversee mutual fund activities.

We also obtained and analyzed data from ICI on the number of funds and total assets invested in mutual funds. ICI officials indicated that these data included information representing over 90 percent of the funds and the assets invested in mutual funds in the United States. We reviewed studies and analyses of the trend in mutual fund fees by academic organizations, industry associations, and regulators.

To identify what costs funds are required to disclose, we reviewed SEC regulations. We also reviewed the annual reports for a random selection of 35 funds, including at least 1 of the funds whose officials we interviewed, to identify the types of cost information these funds disclosed. We also discussed the trends in costs associated with operating mutual funds with industry officials at the organizations identified above. We also reviewed various academic research papers and analyses by industry research organizations and others. To identify the trends in average account size, we obtained and analyzed data from ICI. We also analyzed cost, revenue, and profitability data compiled by an industry research organization on 18 public mutual fund advisers, which represent all of the public companies

whose primary business activity involves operating mutual funds as an adviser.

To determine the trend in mutual fund fees, we interviewed industry participants and reviewed studies, analyses, and academic research regarding mutual fund fees. To conduct our own analysis of the trend in fees, we collected and analyzed data on the largest mutual funds. These included the 77 largest mutual funds in existence for the entire 1990-1998 period based on asset size as of February, 28, 1999, as reported in the Lipper Mutual Funds Quarterly section in the April 5, 1999, issue of Barron's. We focused on the time period since 1990 because it represented the most current and consistent period of mutual fund industry history and market conditions. The 77 largest funds consisted of 41 stock funds and 5 hybrid funds, each with assets over $8 billion; and 31 bond funds, each with assets over $3 billion. We excluded 10 other stock, hybrid, and bond funds that were above the asset minimums but came into existence after 1990. We obtained annual expense, sales load, and asset data for each of the 77 funds for each year from 1990 to 1998 from Morningstar, Forbes Magazine, and Standard & Poor's; and from annual reports, prospectuses, and registration statements filed by the mutual funds with SEC or available at mutual fund internet sites.

To determine the nature and structure of competition in the mutual fund industry, we reviewed academic research papers, economic literature, speeches, testimonies, and other documents discussing mutual fund competition. We collected data on numbers of funds, fund complexes, and advisers. We also discussed the extent of competition with the funds with industry officials at the organizations identified above. To identify what factors funds emphasized in their advertisements, we collected and analyzed the content of selected business, news, and personal finance magazines.

To determine how mutual funds disclose their fees, we reviewed the relevant laws, rules, and regulations governing mutual fund fee disclosure and interviewed officials from SEC, NASDR, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, and the Board of Governors of the Federal Reserve System. To compare mutual fund disclosures to those for other financial products and services, we reviewed the relevant regulations for those products and consulted with regulatory and industry association officials. To determine how investors use the information on fees, we reviewed studies and surveys done by industry research organizations. We also interviewed industry participants to obtain their opinions regarding the effectiveness of existing fee disclosures and

suggestions for additional disclosures. A broker dealer also provided us summary information from a customer survey that included questions about the utility and desirability of current and proposed fee disclosures.

To determine the responsibilities of mutual fund directors regarding fees, we reviewed the relevant laws, rules, and regulations governing mutual fund organizational structure and directors' responsibilities. We also interviewed officials from SEC and NASDR. In addition, we discussed the effectiveness of fund directors with industry participants. From legal databases, we also obtained and reviewed decisions and other documents pertaining to various court cases involving mutual fund fees.

We conducted our work in Washington, DC; Chicago, IL; New York, NY; Boston, MA; San Francisco, CA; and Los Angeles, CA, between November 1998 and April 2000, in accordance with generally accepted government auditing standards. We requested comments on a draft of this report from the heads, or their designees, of SEC and NASDR. In addition, we requested comments from the mutual fund industry association, ICI. Each of these organizations provided us with written comments, which appear along with our responses to individual comments in appendixes I through III. Additional technical comments received from SEC were incorporated into this report as appropriate.

Data Inadequate For Determining How Asset Growth Affected Adviser Costs

Academic studies and other research suggest that as mutual fund assets grow, mutual fund advisers should experience operational efficiencies—or economies of scale—that could allow them to reduce their funds' operating expense ratios.[1] However, we were unable to determine the extent to which mutual fund advisers experienced these economies of scale because information on the costs and profitability of most fund advisers was not generally publicly available. Industry officials reported that the costs of operating and providing mutual fund services have been increasing. Although comprehensive cost data were not available, we were able to determine that mutual fund advisers and other mutual fund service providers were earning significantly more in fee revenues in 1998 from the funds they operated than they had in 1990. In addition, analyses by industry research organizations of 17 public mutual fund management firms indicated that such firms were generally profitable and that their profitability had been increasing.

Fund Asset Growth Expected to Produce Economies of Scale

As fund assets grow, advisers usually experience increases in both their revenues and their costs. However, the research we reviewed and the officials we interviewed agreed that fund advisers experience operational efficiencies that result in their costs growing less rapidly than the assets of the funds they manage. Academic researchers and industry officials acknowledged that mutual fund advisers' operations likely experienced economies of scale as fund assets grew. Fund advisers also likely experienced economies of scale in their operations because the majority of fund asset growth has come from increases in the value of the securities in funds' portfolios, which is a less costly source of growth than additional share purchases by new or existing investors.

Many Agree that Mutual Fund Advisers Experience Economies of Scale

As fund assets grow, the adviser earns additional revenue because its fee is a percentage of the fund's average net assets. However, in performing the various services necessary to operate the fund, the adviser incurs various costs for services, such as researching selections for the portfolio and managing the investments to maximize returns. Fund advisers also incur costs to administer accounts, process account transactions, and promote their funds to attract new shareholders and additional investor inflows. The difference between the adviser's costs and the amount of revenue it collects is its operating profit from the fund. If the adviser's revenues are

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[1] As discussed in chapter 1 of this report, the operating expense ratio for a mutual fund is the total of various fees and expenses charged to the fund during a particular period shown as a percentage of the fund's total assets. The expense ratio includes a management fee that compensates the adviser for selecting and managing the fund's portfolio, 12b-1 fees used for expenses associated with distributing fund shares, and any other expenses associated with administering the fund that have been deducted from its assets.

increasing faster than its costs, then the adviser is experiencing operational efficiencies, or economies of scale.

Academics, industry research organizations, regulators, and fund advisers we consulted generally agreed that mutual fund operations are subject to economies of scale as their assets grow. Most studies we reviewed found that as fund size increased, average operating expense fees decreased. A December 1999 ICI study reported that stock funds with assets of $250 million or less had an average expense ratio of $1.39 per $100 of assets, and funds with assets of over $5 billion had an average expense ratio of 70 cents per $100 of assets.[2] The ICI study also reported that funds with significant asset growth tended to reduce their expense ratios as they grew, suggesting the presence of economies of scale.

In this study, ICI states that the operating efficiencies that mutual fund advisers experience arise, not from spreading fixed costs across a growing asset base, but from needing proportionally fewer additional resources as assets grew. The study found that fund advisers typically expend additional resources for portfolio management, investment research, and fund administration as fund assets grow. For example, an adviser of a fund experiencing 100-percent growth in fund assets may need to add only 5 new hires to a staff of 10 customer service representatives, rather than doubling the staff to address the workload arising from the additional assets. Therefore, customer service personnel costs would be proportionally less for twice the assets.

Industry officials we interviewed also generally agreed that mutual fund operations experience economies of scale. An official at a money management firm whose customers invest in mutual funds told us that mutual fund advisers' operations are subject to large economies of scale, and additional investor inflows result in little additional cost. Officials of the fund advisers we interviewed also agreed that their operations experienced economies of scale.

Some of the studies and industry officials noted that economies of scale should not be assumed to exist on an industrywide level. For example, a study by one industry research organization, Lipper Analytical Services, Inc., stated that the mutual fund industry as a whole does not experience

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[2] Investment Company Institute Perspective: Operating Expense Ratios, Assets, and Economies of Scale in Equity Mutual Funds, John D. Rea, Brian K. Reid, and Kimberlee W. Millar, (Washington, D.C.: Dec. 1999).

economies of scale, but individual funds do.[3] In his testimony before Congress, the ICI president offered various explanations as to why asset growth for the industry has not translated into economies of scale for all funds. For example, asset growth arising from the creation of new funds would not likely result in economies of scale because new funds usually incur high costs in their initial periods of operation. In addition, asset growth by certain funds could produce operating efficiencies for those funds but not for others that had not grown.

Substantial Asset Growth From Portfolio Appreciation Should Also Result in Economies of Scale

An additional factor that should contribute to economies of scale among mutual fund advisers was the extent to which their assets grew due to portfolio appreciation. Such growth results as the securities that have been selected and purchased for the fund's portfolio increase in value. As the value of the fund assets increase, the adviser's revenues also increase because it deducts its fee as a percentage of all of the assets in the fund. However, these additional assets would not be accompanied by the additional account processing costs that result from asset growth arising from additional share purchases by new or existing shareholders.

Mutual fund advisers likely experienced such economies of scale because most of the industry's growth in the 1990s resulted from portfolio appreciation. We analyzed industrywide data from ICI on the growth in mutual funds to determine the extent to which funds' asset growth resulted from either additional share purchases by existing and new investors or from appreciation of the securities within fund portfolios. As shown in table 2.1, portfolio appreciation accounted for about 56 percent of the mutual fund asset growth for all stock and bond funds. In contrast, growth resulting from additional investor share purchases accounted for about 44 percent these funds' growth.

Table 2.1: Source of Asset Growth for All Stock and Bond Funds From 1990 to 1998

Fund type	Portfolio appreciation	Investor share purchases	Totals
Stock funds	56.5%	43.5%	100%
Bond funds	54.2%	45.8%	100%
Totals	56.1%	43.9%	100%

Source: GAO analysis of ICI data.

[3] The Third White Paper: Are Mutual Fund Fees Reasonable? (September 1998 Update), Lipper Analytical Services, Inc. (Sep. 1998).

Cost Data Not Generally Available for Mutual Fund Advisers' Overall Operations

Determining the extent to which mutual fund advisers experienced economies of scale was not possible because comprehensive data on advisers' costs are not publicly available. Mutual funds are required to disclose certain fees and costs paid by investors that are deducted from fund assets, but these disclosures do not specify the costs that the adviser incurs in providing services to the fund.

Under the requirements of the securities laws, a fund is required to periodically disclose to fund shareholders the costs attributable to individual funds. Among these costs is the fee that the adviser to the fund charges for managing the fund and selecting the investments to be included in its portfolio. In addition, these costs include those resulting from various administrative functions performed as part of operating a fund, such as those for legal services or the printing of required reports.

Under the laws governing mutual fund activities, mutual funds must make publicly available certain financial information applicable to the fund when initially offering shares to the public and on a semiannual basis thereafter. This information includes a balance sheet, which lists the fund's assets and liabilities; and a statement of operations. The statement of operations presents the income and expenses incurred by the fund. A fund's income is generally the dividends and interest earned on the securities in its portfolio. For expenses, the disclosure requirements for the statement of operations are relatively brief and require separate reporting of

- investment advisory, management, and service fees in connection with expenses associated with the research, selection, supervision, and custody of investments;
- amounts paid as part of a 12b-1 plan; and
- any other expense items that exceed 5 percent of the total expenses.

In addition, funds are required to disclose in footnotes to this statement how the management and service fees were calculated. Funds are also required to provide information on the net change in the assets of the fund resulting from operations, which includes any realized and unrealized gains or losses.

Review of the financial statements issued for 35 funds[4] indicated the information disclosed for these funds was generally similar. The total amounts expended for the management or advisory fee and for expenses

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[4] Included among these 35 funds were at least 1 of the funds offered by the 15 advisers that we contacted and a random selection of others that we obtained from public filings made to SEC.

relating to the directors were disclosed for every one of the funds we reviewed. The amounts expended for audit services and shareholder reporting were also shown in the reports of a majority of the 35 funds.

Although funds provide some information on the operating costs of individual mutual funds, the trend in the costs and profitability of advisers that manage mutual funds cannot be identified from the required reporting for individual funds. The information disclosed by funds pertains to the funds' associated income and expenses, but the advisers that operate these funds are separate legal entities with their own revenues and costs. Some of the revenue earned by fund advisers can be determined from the amount of management/advisory fees shown in fund disclosures. However, the reporting does not include disclosure of the specific costs that advisers incur to operate a fund. Nor does the material that mutual fund advisers file with SEC include such information. For example, the salaries of portfolio managers or other executives an adviser employs or the research expenses it incurs are not required to be disclosed. Without knowing the specific costs the adviser incurred to operate the funds it offers, the profitability of most mutual fund advisers cannot be determined. Some of the advisers that manage mutual funds are publicly owned companies and thus are required under other SEC regulations to periodically disclose the financial results of their operations. However, the majority of advisers are privately held and thus not subject to these requirements.

Fund and Other Industry Officials Report that Mutual Fund Operating Costs Have Risen

Only limited public data existed on the individual costs incurred by mutual fund advisers, but this information and industry officials' statements indicated that costs have been rising. Some of the increase in overall operating costs stemmed from the costs of the new services that advisers have added to those they already perform for investors or for the firms that market mutual funds. In addition, overall operating costs have risen due to increases in other areas, including the costs of distribution, advertising, and personnel.

New Services Increase Operating Costs

Mutual fund officials cited new services as an important reason for the increasing costs of operating mutual funds. Testifying before Congress, the president of ICI stated that mutual fund advisers are under substantial competitive pressure to provide enhanced and sometimes costly services. Officials at the industry research organizations and at the mutual fund advisers we contacted also indicated that new and expanded services have raised costs. Among the new services that these firms are adding were new telecommunication services. These included such services as 24-hour telephone centers and voice-recognition systems to provide investors with information and more convenient access to their accounts. Mutual fund

advisers are also increasingly providing information and account access services over the Internet.

Distribution Costs Also Increasing

Mutual fund advisers have also apparently experienced increased costs incurred as part of having their funds distributed. Some broker-dealers whose sales representatives market mutual funds have narrowed their offerings of funds or have created preferred lists of funds, which then become the funds that receive the most emphasis in the marketing efforts made by broker-dealer sales representatives. When a fund is selected as one of the preferred fund families on these lists, the mutual fund adviser is required to compensate the broker-dealer firms. According to one research organization official, there are significantly fewer distributing firms than there are mutual fund advisers. As a result, the mutual fund distributors have the clout to require the advisers to pay more to have their funds sold by the distributing firms' staff. For example, distributors sometimes require fund advisers to share their profits and pay for expenses incurred by the distributing firms, such as requiring an adviser to pay for advertising or for marketing materials that are used by the distributing firms.[5]

Mutual fund advisers' distribution costs are also increased when they offer their funds through mutual fund supermarkets. Various broker-dealers, including those affiliated with a mutual fund adviser, allow their customers to purchase through their brokerage accounts the shares of funds operated by a wide range of fund advisers. Although these fund supermarkets provide the advisers of participating funds with an additional means of acquiring investor dollars, the firms that provide such supermarkets generally require fund advisers to pay a certain percentage on the dollars attracted from purchases by customers of the firm's supermarket. For example, advisers for the funds participating in the Charles Schwab One Source supermarket pay that broker-dealer firm up to 0.35 percent of the amount invested by that firm's customers.

Fund Advertising Costs Also Increasing

Another area in which mutual fund advisers were reportedly experiencing higher costs was in advertising expenditures. According to data compiled by one industry research organization,[6] consumer investment advertising by financial services companies has grown at an annual rate of 33 percent from 1995 to 1998, with nearly $1 billion spent in 1998.

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[5] Amounts paid to fund distributors deducted from fund assets must be paid pursuant to a 12b-1 plan. Other amounts paid to distributors would come out of adviser profits.

[6] "Fund Advertising: Evolving Trends Among Television, Internet, and Print Media," Mutual Fund Café: Blue Plate Special, Financial Research Corporation (Jan. 18, 1999).

Industry officials offered various reasons for increased advertising expenditures. As discussed in chapter 4 of this report, mutual fund advisers attempt to compete primarily by differentiating their firms' fund offerings from those of other firms. For example, one industry research organization official indicated that competition among so many funds requires advisers to increasingly promote their particular funds. Mutual fund supermarkets may also increase fund advisers' advertising expenses. Advisers selling through fund supermarkets may find that they avoid the costs associated with a salesforce or certain other expenses. However, increasing the likelihood that investors will select their funds out of all those offered through such supermarkets usually requires that advisers must spend on advertising to increase investor awareness of their funds.

Personnel Costs Also Increasing

Although already paying among the highest levels of compensation, mutual fund advisers apparently have to pay increasing amounts to attract and retain personnel. Mutual fund personnel are among the best-compensated staff among various financial organizations. In 1999, an association for the investment management profession and an executive recruiting firm sponsored a study of compensation for 19 different positions among 7 types of financial industries.[7] Along with mutual funds, the other industries were (1) banking; (2) insurance; (3) investment counseling; (4) pension consulting; (5) plan sponsors, endowments, and foundations; and (6) securities broker-dealers. The study obtained data by survey for staff employed in these industries in various positions; including chief executives, chief investment officers, research directors, securities analysts, and portfolio managers for four different investment types. According to our analysis of the information presented in this study, the industry median compensation for mutual fund industry overall was the highest among the seven industries. Across the various positions, the compensation for mutual fund industry personnel was ranked as the highest or second highest in 13 of the 19 positions surveyed. Specifically, mutual fund industry personnel had the highest compensation in six of the positions, including having the highest median compensation for chief executive officers and for each of the four portfolio manager positions.

Personnel costs are also reportedly rising for mutual fund advisers. Officials with three of the industry research organizations we contacted cited expenses for personnel as an area in which fund advisers have experienced increased costs. An official at one such organization told us that with the low unemployment rate, fund advisers must pay personnel

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[7] 1999 Investment Management Compensation Survey, Association for Investment Management and Research and Russell Reynolds Associates (Jul. 20, 1999).

more to avoid losing them and having to replace them with new and untrained personnel.

Officials at the mutual fund advisers we contacted also cited personnel as an area in which their costs were increasing. Many officials noted that mutual fund industry personnel costs are being driven higher due to competition for quality personnel from hedge funds.[8] An official with one large fund adviser told us that increasing the size of compensation packages for portfolio managers was necessary to keep them from leaving to join hedge funds. He likened the market for such staff to that for sports stars.

Information Technology Expenditures Also Increase But May Eventually Reduce Adviser Costs

Fund adviser and other officials also cited the need to make continued investments in their overall information technology resources as a source of increased costs to their operations. For example, officials at one mutual fund adviser told us the staffing of their information technology department has risen from 1 person to over 700 over a 26-year period. Mutual fund adviser and industry research officials also described other information technology expenditures that firms are making; including implementing automated telephone voice processing systems and creating Internet Web sites.

Although mutual fund advisers are reportedly experiencing increased costs resulting from the increased investments they are making in technology and service enhancements, some of these investments may result in reduced operating costs in the future. According to officials at two industry research organizations, the investments that fund advisers make in technologies such as the Internet and voice-processing systems will eventually allow them to reduce service costs. According to an article prepared by one of these research organizations,[9] companies that deploy Web-based customer services can cut their costs by close to half, if not more. For example, the article cites research by one organization that indicated that typical customer service transactions cost $5 if responded to by a live agent, 50 cents if by a voice response system, and a few cents if done on the Web.

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[8] Hedge funds are private investment partnerships or offshore investment corporations that include a general partner, which manages the fund, and a limited number of other investors that usually must meet high minimum investment requirements.

[9] "How Fund Companies Are Using the Internet to Strengthen Customer Relationships and Cut Costs," Mutual Fund Café: Inside Scoop, DeRemer & Associates and Wechsler Ross & Partners (Aug. 1998)

Asset Growth Has Varying Effects on Fund Advisers' Costs

Fund asset growth can affect advisers' costs in varying ways. Although mutual fund advisers' costs were reportedly rising, industry officials explained that these costs do not generally rise smoothly as assets increase. Officials also indicated that advisers' costs rise more when their asset growth comes from new accounts rather than from existing shareholders.

Adviser Costs Do Not Rise Smoothly

According to industry officials, the costs of providing mutual fund services may not rise in a smooth, continuous way. Officials at the mutual fund advisers we contacted told us that some of their operating costs increase in a staggered fashion as their assets grow. For example, officials at one adviser said that as their assets grow, they find that the number of staff performing certain functions, such as answering customer inquiries, can stay the same for some time. However, when assets reach a certain level, they find that they must add additional staff to address the additional workload. Therefore, although assets may be growing steadily, many of their costs remain temporarily fixed until certain asset levels are reached; then their costs rise to a new, higher fixed level. Officials at another fund adviser explained that other costs are more fixed; thus, as assets grow, these costs go down on a per-share basis. Such costs would include the cost of maintaining custody[10] over the securities invested in by their funds.

New Accounts Also Increase Adviser Costs

Fund adviser officials also explained that if their asset growth comes from new accounts, then their costs correspondingly increase more than if the additional dollars came instead from existing shareholders. Officials at one mutual fund adviser told us much of the industry's asset growth has come from new, smaller accounts. They said that such accounts are more expensive to service than larger accounts on a per dollar basis, because each account requires a minimum level of service regardless of size.

However, we analyzed data on shareholder accounts compiled by ICI. Although the number of shareholder accounts for stock funds has grown by over 430 percent, from 22 million in 1990 to about 120 million in 1998, this was less than the growth in the assets of these funds, which grew by over 1,100 percent during that same time frame.

Changes in the average account size at individual mutual fund advisers can affect these firms' costs. For example, officials at one mutual fund adviser reported to us that their average account size had fallen from $12,000 to

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[10] Mutual funds pay such costs to entities known as custodians, which provide for the safekeeping of stock certificates and other assets owned by the funds.

$9,000, with its median size being $1,500. According to this firm's officials, having more, smaller accounts increases their overall servicing costs.

Although some firms may experience a decline in their average account size that results in an increased cost per account, industrywide data indicated that this is not affecting all firms. According to our analysis of ICI data, the average account size for all stock funds in the industry has risen by 127 percent, from just under $11,000 in 1990 to almost $25,000 in 1998. The average account size in 1998 for bond funds has increased similarly since 1990 as well.

Fee Revenues Have Increased Significantly

Although comprehensive data on the costs fund advisers incurred was not available, the revenue fund advisers and other service providers collect as fees from the mutual funds they operate appears to have increased significantly. The fee revenues earned by the advisers and service providers of the largest mutual funds have also risen significantly during the 1990s.[11] The amount of fees collected on a per account basis has also risen.

As mutual fund assets have grown, the revenues that fund advisers and other service providers collect through the fees they deduct from these funds have also risen. ICI provided us with data on the assets and operating expense fee revenues for 4,868 stock and bond funds, which their officials indicated represented over 90 percent of the total industry assets for these fund types.[12] As shown in table 2.2, our analysis of this data indicated that asset growth has led to comparable growth in the fee revenues earned by mutual fund advisers and other service providers.

Table 2.2: Growth in Mutual Fund Assets and Estimated Fund Adviser and Other Service Provider Fee Revenues 1990-1998

Dollars in millions

Fund type	Total assets			Estimated fund adviser and provider fee revenues[a]		
	1990	1998	Percentage change	1990	1998	Percentage change
Stock	$256,766	$2,396,410	833%	$2,544	$22,931	801%
Bond	268,529	698,365	160	2,408	5,933	146
Totals	525,295	3,094,775	489	4,952	28,864	483

Source: GAO analysis of data from ICI.

[11] Fund adviser and service provider revenues were estimated by multiplying fund assets by operating expense ratios.

[12] The total asset amounts differ from those presented elsewhere in this report because the data ICI provided for this revenue analysis did not include any funds sold as part of variable annuity products.

The largest funds have also produced more revenue for their advisers and other service providers during the 1990s. Using 1998 data, we identified the 77 largest stock and bond funds that had been in existence since 1990.[13] For these funds, we found that the advisers and service providers operating these funds collected $7.4 billion in revenues from the fees deducted from these funds' assets in 1998. As shown in table 2.3, this was over $6 billion, or almost 560 percent more than they earned in 1990.

Table 2.3: Assets and Fee Revenues for 77 Largest Mutual Funds for 1990-1998

Dollars in millions

	1990	1991	1992	1993	1994	1995	1996	1997	1998	Percentage change 1990-1998
Total assets	$164,425	$232,985	$303,339	$409,755	$432,241	$595,857	$745,889	$954,725	$1,157,219	604%
Total fee revenue	$1,128	$1,640	$2,157	$2,986	$3,255	$4,488	$5,387	$6,347	$7,428	559

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Some of the largest funds experienced significant increases in their fee revenues from 1990 to 1998. For example, the assets of the largest stock fund grew 580 percent from $12.3 billion in 1990 to $83.6 billion in 1998. The revenues of the adviser and other service providers for this fund grew 308 percent, increasing from about $127 million to over $518 million during the same period. As the assets of another stock fund grew 825 percent from $5.6 billion in 1990 to $51.8 billion in 1998, its adviser's adviser and other service providers' revenue increased 729 percent, growing from $38.7 million to $321 million during the same period.

On an industrywide basis, the average amount of total revenues fund advisers and other service providers earned per investor account has also risen. According to data compiled by ICI, the increase in fee revenues on a per account basis has been less dramatic than the increases in total fee revenues shown above. As shown in table 2.4, the average fees collected by fund advisers and other service providers per account rose 61 percent for stock funds and 37 percent for bond funds from 1990 to 1997.[14]

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[13] Using data as of February 24, 1998, we identified these funds as being the largest funds that had been in existence since at least 1990. These 77 funds included 46 stock funds (including 5 hybrid funds that invested in both stocks and bonds), each with assets over $8 billion; each of the 31 bond funds had assets of $3 billion. Collectively, these 77 funds had combined assets of $1,157 billion in 1998 and represented nearly 28 percent of the $4,174 billion in total industry assets invested in these types of funds. As of that date, 10 other funds had similar levels of assets as the funds in our analysis; we did not include them in our analysis because they had been created after 1990.

[14] ICI did not provide data on the number of accounts for 1998.

Table 2.4: Average Fees Collected For Stock and Bond Funds In Dollars Per Account from 1990 to 1997

Type of fund	1990	1991	1992	1993	1994	1995	1996	1997	Percentage change
Stock	$102	$106	$122	$136	$138	$135	$150	$164	61%
Bond	184	180	210	230	237	223	235	251	37

Source: GAO analysis of data from ICI.

Data for Some Mutual Fund Advisers Indicates Profitability Has Been Increasing

Recent data on the profitability of mutual fund advisers were generally limited to a few studies done by industry research organizations.[15] As noted previously, financial statements are not available for most mutual fund adviser firms. Although hundreds of mutual fund advisers exist, information was available for only a small subset of firms that have issued securities to the public, which requires them to file publicly available financial statements with SEC. The financial results of these public mutual fund adviser firms may not be representative of the industry as a whole because the public firms tend to be among the largest firms. However, analysis of information for some of these firms indicated that they were generally profitable and that their profitability had been increasing.

An analysis by 1 industry research organization of 18 mutual fund advisers indicated that these firms' revenues were generally growing faster than their expenses. This organization, Strategic Insight, LLC., annually reports on trends in mutual fund adviser costs and profits by using data for those advisers that have issued securities to the public and thus are required to make their financial statements publicly available. For its analysis, Strategic Insight reviewed the financial results from 1994 to 1998 for 18 public companies[16] that manage mutual funds and other private account assets. According to its report, these 18 firms managed about $1.1 trillion in mutual fund assets and accounted for about 20 percent of total industry assets in 1998. As shown in table 2.5, the operating expenses for the 18 companies have been rising since 1995, but their data indicated that the rate of increase has been slowing each year.

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[15] The studies we identified that addressed mutual fund adviser costs or profitability included Money Management Financial Comparisons 1998, Strategic Insight, LLC. (New York, NY: Apr. 1999); The Third White Paper: Are Mutual Fund Fees Reasonable? (September 1998 Update), Lipper Analytical Services, Inc. (Sep. 1998); and Price Valuation and Performance Analytics, Putnam Lovell Thornton & LaGuardia (Apr. 1999).

[16] The companies include AMVESCAP PLC, Affiliated Managers Group, Alliance Capital L.P., Eaton Vance, Franklin Resources, Federated Investment, Gabelli Asset Management, Kansas City Southern (financial group only), Liberty Financial, PIMCO Advisors L.P., Phoenix Investment Partners, Pioneer Group, Pilgrim America, The John Nuveen Company, Nvest L.P., T. Rowe Price, United Asset Management, and Waddell & Reed.

Table 2.5: Change in Revenue and Expenses From Prior Year and Resulting Operating Margin for Public Asset Management Companies

	1995	1996	1997	1998
Fee revenue growth	43%	36%	34%	28%
Operating expense growth	48	34	31	27
Operating profit margin*	33	34	35	36

*Operating margin is the percentage that operating profit (revenue minus expenses) represents of total revenue before taxes.

Source: Strategic Insight, LLC., analysis of 18 public companies

Although the Strategic Insight data shows that expenses have been increasing for these companies, it also showed that their revenues were, on average, increasing at a higher rate than their expenses between 1996 to 1998.

As table 2.5 also shows, Strategic Insight found that as measured by profit margins, the profitability of these mutual fund management companies has been increasing. In 1998, Strategic Insight's calculations indicated that these 18 companies' pretax operating profits, calculated by subtracting total expenses from total revenues before subtracting taxes, averaged about 36 percent of their revenues.

These mutual fund advisers also appear generally profitable compared to firms in other industries. A commonly used measure of profitability is return on equity, which is the ratio of profits to the amount of equity invested in the business by the firm's owners, which is derived by subtracting the firm's liabilities from its assets.

The Strategic Insight data lacked complete information on all 18 publicly traded mutual fund advisers, but we were able to assess the rates of return on equity of 9 of the advisers as far back as 1995. From 1995 to 1998, the returns on equity for these nine firms were generally consistent and ranged, on average, between 23 and 26 percent during these years, with the 26 percent occurring in 1998. This was comparable to the 500 U.S. companies in the Standard & Poor's 500 index, whose return on equity had averaged 22 percent from 1995 to 1999.

Mutual Fund Operating Expense Ratios Generally Declined

Previously completed studies of trends in the operating expense ratios charged by mutual funds produced varying conclusions as to whether such fees were declining or increasing and faced criticism over the methodologies they used. Our own analysis indicated that the expense ratios charged by the largest funds were generally lower in 1998 than their 1990 levels, but this decline did not occur consistently over this period. The expense ratios for the largest stock funds, which experienced the greatest asset growth during the 1990s, declined more than had the largest bond funds, whose expense ratios had generally remained flat. Finally, not all funds have reduced their fees despite experiencing growth in their assets. Our analysis of the largest funds indicated that 25 percent of the funds whose assets grew by 500 percent or more since 1990 had not reduced their expense ratios by at least 10 percent by 1998, including some funds that raised their fees.

Studies Also Find Mixed Trend in Fees Across Industry

Studies and analyses that looked at the trend in operating expense ratios and other charges to mutual fund investors had generally mixed findings, with some finding fees have risen and others finding them to have declined. Questions were raised about the conclusions of some of these studies because of the methodologies they used.

Some Studies Find Declines in Mutual Fund Fee Charges

Some of the studies we reviewed that had looked at the overall trend in mutual fund fees since 1990 found that the operating expense ratios and other charges were declining. Among these were a series of studies conducted by ICI, which looked at the trend in mutual fund fees charged by stock and bond funds.[1] In these studies, ICI combined funds' annual operating expense ratios with an amortized portion of any sales loads charged.[2] To calculate the average total annual costs for all funds, ICI multiplied each fund's total cost by the proportion that its sales represented of all fund sales that year. ICI stated that this methodology was intended to incorporate all of the costs that an investor would expect to incur in purchasing and holding mutual fund shares. Weighting these costs by fund sales was intended to reflect the costs of funds actually being chosen by investors each year.

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[1] The three ICI studies were: Trends in the Ownership Cost of Equity Mutual Funds, November 1998; Total Shareholder Cost of Bond and Money Market Mutual Funds, (Washington, D.C.: Mar. 1999); and Mutual Funds Costs, 1980-1998, (Washington, D.C.: Sep. 1999). ICI also issued a related study of economies of scale that also included fee trend information: Investment Company Institute Perspective: Operating Expense Ratios, Assets, and Economies of Scale in Equity Mutual Funds, John D. Rea, Brian K. Reid, and Kimberlee W. Millar, (Washington, D.C.: Dec. 1999).

[2] To account for any sales loads charged, the ICI researchers spread (or amortized) the load charges over numerous years according to estimates of the average period over which investors hold their funds. Thus, the total costs to fund shareholders each year was calculated as the annual operating expenses plus that year's proportionate share of any applicable sales load.

Using this methodology, ICI found that the total costs investors incurred as part of purchasing mutual funds declined 40 percent between 1980 and 1998 for stock funds and 25 percent between 1980 and 1997 for bond funds. The studies also reported that a significant factor in the declining investor costs was the shifting by investors to lower cost funds. This shift by investors was also reflected in data showing faster growth in no-load funds than load funds. The ICI studies reported that a general decline in distribution costs (sales loads and 12b-1 fees) also contributed to the overall decline in investor costs.

Other Studies Found Fees Rising

In contrast, some studies or analyses that looked at the trend in mutual fund fees found that fees had been rising. These included analyses by academic researchers, industry research organizations, and regulators. For example, an analysis by an academic researcher indicated that the median asset-weighted average operating expense ratio of funds in the industry had increased by 7 percent from 1987 to 1998. An internal study by SEC staff found that median expense ratios had increased by 11 basis points from 1979 to 1992.

Criticisms Raised Regarding the Methodologies Used by Some Fee Studies

The conclusions reached by some of the mutual fund fee studies have been criticized because of the methodologies used. Some industry participants were critical of the conclusions reached in the ICI studies because it calculated average annual shareholders' costs by weighting them by each fund's sales volume. For example, analysts at one industry research organization acknowledged that the ICI data may indicate that the total cost of investing in mutual funds has declined. However, they said that because ICI weighted the fund fees and other charges by sale volumes, the decline ICI reports results mostly from actions taken by investors rather than advisers of mutual funds.[3] These research organization officials noted that ICI acknowledged in its study that about half of the decline in fund costs resulted from investors increasingly purchasing shares in no-load funds.

Criticisms were also made of some studies or data that reported that the mutual funds fees had been rising. Such studies usually did not focus on a fixed number of funds over time but instead averaged the fees of all funds in existence each year. Critics noted that the averages calculated by these studies would be biased upwards by the increasing number of new funds, which tend to have high initial expenses until certain asset levels are reached. Such averages would also be influenced upwards by the

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[3] Morningstar.Net Commentary: Revisiting Fund Costs: Up or Down?, Scott Cooley, Morningstar, Inc. (Feb. 19, 1999).

increasing prevalence of funds with more specialized investment objectives, such as international funds, which usually have higher research costs and thus tend to have higher expense ratios overall than other funds.

Largest Mutual Funds Generally Grew Faster Than Industry Average

Our analysis indicated that the largest funds grew more than other funds in the industry. As shown in table 3.1, the average size of the 46 largest stock funds increased by about 1,100 percent from 1990 to 1998; the average size of all other stock funds increased by about 300 percent. Combined, the average size of the largest stock and bond funds grew by about 600 percent during this period as compared to the approximately 200-percent increase in the size of all other stock and bond funds.

Table 3.1: Average Size of Stock and Bond Mutual Funds from 1990 to 1998

Dollars in millions

	Average size of fund		
Largest Funds	1990	1998	Percentage change
46 stock funds	$1,828	$21,459	1,074%
31 bond funds	2,551	5,828	128
Total for largest funds	2,135	15,029	604
All other funds in industry			
Stock funds	159	602	279
Bond funds	206	291	41
Total for all other funds	178	484	172

Source: GAO analysis of data from ICI; Morningstar, Inc.; and Barron's Lipper Mutual Funds Quarterly.

Among Largest Funds, Average Expense Ratios Declined for Stock Funds but Less so for Bond Funds

Because they grew more than other funds, the largest funds would likely have been subject to the greatest economies of scale, which could have allowed their advisers to reduce the fees they charge investors. In general, the expense ratios on large mutual funds investing in stocks have been reduced since 1990, but the ratios of funds investing primarily in bonds have declined only slightly since then. In addition, these declines did not occur consistently over the period from 1990 to 1998.

According to our own analyses and those performed by others, larger mutual funds have generally reduced their operating expense ratios during the 1990s. Using the data we collected on the 46 largest stock and 31 largest bond funds in existence from 1990 to 1998, we calculated a simple average of their operating expense ratios. The simple average represents the fee an investor would expect to pay by choosing among the funds at random. As shown in figure 3.1, the average expense ratio per $100 of assets for largest stock funds declined from 89 cents in 1990 to 71 cents in 1998, which was a decline of 20 percent. The expense ratio for the largest

bond funds was 66 cents in 1990 and 64 cents in 1998, a decline of 3 percent.

Figure 3.1: Average Expense Ratios for 77 Largest Stock and Bond Mutual Funds From 1990 to 1998



Source: GAO analysis of data from from ICI; Morningstar, Inc.; and Barron's Lipper Mutual Funds Quarterly.

Analysis by the mutual fund industry association, ICI, also found that the advisers of large stock funds had generally reduced their funds' operating expense ratios. In its November 1998 study, ICI presented its analysis of data on the 100 largest stock funds established before 1980. It reported that the simple average of the operating expense ratios for these funds had declined from 82 cents in 1980 to 70 cents in 1997, representing a decline of about 15 percent.

The decline in the fees charged by the largest stock and bond funds did not occur consistently over the period from 1990 to 1998. For both the stock funds and the bond funds in our analysis, we calculated the percentage that operating expense revenues represented of these 77 funds' total assets during 1990 to 1998. This represents what the average dollar invested in these funds was charged in fees during this period. As shown in table 3.2,

the fees paid by the average dollar invested in the largest stock funds rose in the first years of this period before declining in the last several years. As table 3.2 also shows, the fees paid by the average dollar invested in the largest bond funds remained relatively constant during this period but also declined in the most recent years.

Table 3.2: Asset-Weighted Average Operating Expense Ratios for 77 Largest Stock and Bond Funds From 1990 to 1998 in Dollars Per $100 of Fund Assets

Type of fund	Number of funds	1990	1991	1992	1993	1994	1995	1996	1997	1998	Percentage change 1990-1998
Stock	46	$.74	$.78	$.78	$.80	$.81	$.79	$.75	$.68	$.65	-12%
Bond	31	.62	.61	.61	.60	.61	.63	.61	.60	.58	-6

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Asset Growth Usually Resulted in Lower Expense Ratios but Not All Funds Made Reductions

Although mutual funds in general appear to have reduced their operating expense ratios, our analysis and those by others indicated that not all funds had. The more funds' assets had grown, the more likely the fund adviser was to have reduced the expense ratios of those funds. Even among funds that grew significantly, however, not all had reduced their ratios by more than 10 percent.

Most Large Funds Had Reduced Expense Ratios

Our analysis and those by others indicated that the advisers for most large funds had reduced their funds' expense ratios. Of the 77 large funds for which we collected data, 54 funds, or 70 percent, had lower operating expense ratios in 1998 than they had in 1990 (see table 3.3). As can also be seen, the largest bond funds were less likely to be charging lower fees than were stock funds; 48 percent of the bond funds had lower expense ratios compared to 85 percent of the stock funds.

Table 3.3: Change in Operating Expense Ratios Charged by 77 Largest Stock and Bond Funds 1990-1998

Type of fund	Funds that reduced fees		Funds with no change in fees		Funds that raised fees		Total number of funds
	Number	Percentage	Number	Percentage	Number	Percentage	
Stock	39	85%	2	4%	5	11%	46
Bond	15	48	2	6	14	45	31
Total	54	70	4	5	19	25	77

Note: percentages do not total to 100 percent due to rounding.

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

ICI also found that the expense ratios of large funds had declined over time. In its December 1999 study that discussed economies of scale for mutual funds, ICI provided data on the trend in operating expense ratios for 497 stock funds in existence as of 1998. ICI selected these funds because they all had assets of at least $500 million and thus had

experienced significant asset growth and likely reached sufficient size to realize economies of scale. ICI reported that 368, or 74 percent, of these 497 funds had lower operating expense ratios as of 1998 than they had charged in their first full year of operation. Conversely, the expense ratios of the other 129, or 26 percent, of the funds ICI reviewed had either not reduced their ratios or had raised them since their first full year of operation.

The data on the largest funds cannot be used to ascertain what the trend in operating expense ratios has been for the industry as a whole. As noted, our sample consisted of the 77 largest funds in existence since 1990. ICI's study reviewed 497 funds with assets of over $500 million. In both analyses, the percentage of funds that had reduced their expense ratios was about the same. SEC officials that reviewed our analysis noted that reviewing data for only the largest funds would bias the results towards those funds most likely to have reduced their expense ratios. As a result, a review of funds outside the largest funds could find that a smaller percentage of funds had reduced their expense ratios to any significant degree.

Funds With More Asset Growth More Likely to Reduce Expense Ratios, But Not all Funds Made Significant Reductions

In analyzing the largest mutual funds, we found that the largest reductions in expense ratios generally involved funds with the greatest growth in assets. Conversely, increases in expense ratios tended to involve funds with more modest asset growth and a few funds with asset reductions. However, our analysis also showed that not all funds that experienced significant asset growth had reduced their operating expense fees by at least 10 percent over the period from 1990 to 1998.[4]

The more a fund's assets grew, the more likely its adviser was to have reduced the expense ratio. As shown in table 3.4, the more the assets of the 46 largest stock funds had increased since 1990, the more likely they were to have lower operating expense ratios in 1998. However, not all funds had lower expense ratios even when they experienced significant asset growth. As can be determined from table 3.4, the assets of 40 of the large stock funds grew 500 percent or more from 1990 to 1998. Of these 40 funds, 10 funds, or 25 percent, had not reduced their operating expense ratios by at least 10 percent in the 9 years since 1990; and 2 of the funds were charging higher ratios in 1998 than they had in 1990.

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[4] We used 10 percent as the threshold for identifying a significant reduction because 10 percent is a traditional accounting measure of materiality, and it appeared to be a reasonable amount given the level of asset growth that occurred during this 9-year period.

Table 3.4: Relationship of Asset Growth and Change in Operating Expense Ratios for Largest Stock Funds 1990-1998

Change in operating expenses	Percentage change in assets					Total
	+1,000	+500 to 1,000	+200 to 500	+200 to 0	Decline in assets	
Reduction over 30 percent	14	2				16
Reduction between 10 and 30 percent	7	7		1		15
Reduction under 10 percent	4	2	2			8
No change	1	1				2
Increase under 10 percent	1					1
Increase between 10 and 30 percent				1		1
Increase over 30 percent	1		1	1		3
Total	28	12	3	3	0	46

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Although bond funds had generally experienced less growth than had stock funds, a similar relationship between asset growth and operating expense reductions also existed for the largest bond funds that we analyzed. As table 3.5 indicates, bond funds whose assets had grown since 1990 were more likely to be charging lower operating expense ratios in 1998. However, similar to the stock funds, not all of the advisers for bond funds with significant asset growth had reduced their funds' fees. As can be determined from table 3.5, the assets of 11 of the large bond funds grew 500 percent or more from 1990 to 1998. Of these 11 funds, 3 funds, or 27 percent, had not reduced their expense ratios by at least 10 percent in the 9 years since 1990.

Table 3.5: Relationship of Asset Growth and Change in Operating Expense Fees for Largest Bond Funds 1990-1998

Change in operating expenses	Percentage change in assets					Total
	+1,000	+500 to 1,000	+200 to 500	+200 to 0	Decline in assets	
Reduction over 30 percent	1					1
Reduction between 10 and 30 percent	4	3	2	1		10
Reduction under 10 percent	1		2	1		4
No change		1		1		2
Increase under 10 percent		1			2	3
Increase between 10 and 30 percent			2	5	1	8
Increase over 30 percent				2	1	3
Total	6	5	6	10	4	31

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

The December 1999 ICI study also reported that advisers for funds with greater asset growth had generally reduced their funds' operating expense fees by the largest amounts. Among the 497 funds, ICI determined that the funds in the top 20 percent of asset growth had reduced their operating expense ratios on average by 51 cents per $100 of assets. In contrast, the

decrease in the expense ratio for the funds in the bottom 20 percent of asset growth averaged only 5 cents per $100 of assets

Funds with Higher Operating Expense Ratios Made Greater Reductions Than Funds With Lower Ratios

The extent to which advisers reduced a fund's expense ratio appears to depend on the initial level of the ratio. In its December 1999 study, ICI found that changes in operating expense ratios among the 497 stock funds they analyzed were related to the level of the fees the funds charged when they first began operations. To conduct its analysis, ICI divided the 497 stock funds into 5 equal groups (quintiles) after ranking them by the expense ratios they charged during their first full year of operations. ICI reported that the funds in the quintile with the lowest ratios initially were charging an average of about 50 cents per $100 of assets. By 1998, the average expense ratio charged by these funds had increased by 7 cents. In contrast, the funds in the quintile with the highest fees had an average operating expense ratio in the initial period of $1.86, and by 1998 they had reduced their ratios by an average of 76 cents.

Our own analysis of the largest mutual funds confirmed this relationship between relative fee levels and subsequent operating expense ratio changes. To perform this analysis, we separated the 77 largest stock and bond funds into 2 groups based on whether their operating expense ratios were higher or lower than the combined average for each type of fund[5] in 1990. This resulted in 29 funds whose 1990 expense ratios were higher than the average charged by funds of their type in 1990 and 48 funds whose ratios were lower. As shown in figure 3.2, the average ratio for the 29 high-fee funds declined from $1.22 to 92 cents; the average ratio charged by 48 low-fee funds remained relatively flat at about 54 cents.

[5]We computed separate averages for each fund type. This resulted in the 46 stock funds being separated into 19 funds with fees higher than the stock fund average fee and 27 funds below the average. The 31 bond funds included 10 high-fee funds and 21 low-fee funds.

Figure 3.2: Average Operating Expense Ratio From 1990 to 1998 for Funds With Above and Below Average Fees In 1990



Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

The relative asset growth of these funds also may help to explain the changes in their operating expense ratios. Our analysis of these large funds indicated that the 29 higher fee funds had experienced a larger increase in assets than the 48 lower fee funds. As shown in table 3.6, the 29 funds grew 901 percent in average fund size during 1990-98, almost twice the 496-percent growth in average fund size of the other 48 funds. These results are consistent with our previously discussed findings discussed previously that greater asset growth is generally associated with greater reductions in expense ratios.

Table 3.6: Change in Average Size in Assets and Operating Expense Ratios from 1990 to 1998 for Largest Funds by Relative Fee in 1990

	Asset size of average fund (dollars in millions)			Operating expense ratio (in dollars per $100 of assets)		
Type of fund	1990	1998	Percentage change	1990	1998	Percentage change
High fee funds	$1,515	$15,162	901%	$1.22	$.92	-25%
Low fee funds	2,510	14,948	496	.54	.54	0
Total	2,135	15,029	604	80	68	-15%

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Competition in Mutual Fund Industry Does Not Focus on Fees

The structure and nature of competition in the mutual fund industry appear to resemble the type of market referred to by economists as "monopolistic competition."[1] In industries with this type of competition, entry is easy and many firms are present. Also, products differ from one another, which lessens direct competition on the basis of price. Our review found that the mutual fund industry has characteristics of a monopolistically competitive market. Although thousands of mutual funds appear to compete actively for investor dollars, this competition has not focused primarily on the price of the service—i.e., fees charged to shareholders. Instead, mutual funds compete primarily on performance returns, which implicitly consider fees, services, and other fund characteristics.

Mutual Fund Industry Exhibits Characteristics of Monopolistic Competition

In general, the mutual fund industry exhibits the characteristics of monopolistic competition. As stated above, markets or industries where monopolistic competition prevails typically have large numbers of firms and easy entry into the market/industry. Such industries also offer products that differ from one another in terms of quality, features, or services included. Our review, and the analyses of others, found that the mutual fund industry, with its numerous participants, easy entry, and many different products, has the traits of a monopolistically competitive market.

Characteristics of a Monopolistically Competitive Market

Economists often classify industries by the prevailing type of competition for products in those markets. For instance, perfectly competitive markets have large numbers of competing firms, easy entry into the industry, and standardized products. Such markets have commodity-like products; all units offered are basically the same, such as agricultural products. In such markets, the products of one firm are often very close or perfect substitutes for those offered by other firms. Firms in markets with perfect competition are unable to charge a price different from that set by the market.

Industries where monopolistic competition prevails usually have large numbers of firms and easy industry entry, but products are differentiated by characteristics, such as quality or service. Because their products differ, firms can charge different prices from other firms in the industry. This ability to distinguish one firm's product from that of others, results in somewhat higher pricing levels than would result from a perfectly competitive market. In such markets or industries products are promoted

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[1] In addition to monopolistic competition, economists also classify the nature of competition prevailing in markets into at least three other types that include perfect competition, oligopoly, and monopoly. The distinguishing features of each type vary across various characteristics, including the number of firms, ease of entry, degree of product differentiation, and competitive strategies used.

by brand, rather than price. Various features, such as quality, service, or other characteristics, differentiate products from one another, accordingly, prices differ.

The markets for various retail products and personal services are among those generally characterized by monopolistic competition. For example, one market that could be considered to have such competition could be medical services, such as doctors or dentists. These professionals generally do not compete primarily on the basis of the price of their services but instead rely on their reputations for quality and their physical location to attract customers. Other product markets that could be characterized as monopolistically competitive could include those for snack foods. Although a grocery would likely offer the widest selection and the lowest prices for snack foods, such products are also available at convenience stores, gas stations, and vending machines. These other retail outlets generally charge more for similar items but attract customers by offering more convenient locations and a reduced effort on the part of customers to make a purchase.

Large Numbers of Competing Funds and Fund Complexes Exist

The mutual fund industry is characterized by a large and growing number of funds. As shown in figure 4.1, the number of individual mutual funds in the industry has grown significantly since the early 1980s.

Figure 4.1: Number of Mutual Funds from 1984 to 1998



Calendar year

Money market funds

Hybrid funds

Bond funds

Stock funds

Source: GAO analysis of data from ICI.

Figure 4.1 shows that from 1984 to 1998, the total number of funds grew almost 500 percent, from over 1,200 to about 7,300. The number of stock funds increased 650 percent during this 15-year span to about 3,500, and the number of bond funds grew by 730 percent to about 2,300. The number of funds increased most dramatically during the 1990s, as over 4,200 new funds were created between 1990 and 1998. Stock funds represented more than half of the 1990s growth, increasing in number by over 2,300 funds.

The number of fund families also rose significantly during the same period. As shown in figure 4.2, the number of families grew from 193 in 1984 to 418 in 1998, a 117-percent increase over the 15-year period. Growth during the 1990s was more modest than in the 1980s, as the number of fund families

increased by 94 from 1990 to 1998 compared to an increase of 201 from 1984 to 1990.

Figure 4.2: Number of Mutual Fund Families for Selected Years From 1984 Through 1998



Number of fund and families

Calendar year

Source: ICI.

Concentration of assets under management in the mutual fund industry has changed little since 1984. Data compiled by an industry research organization showed that the 20 largest fund families accounted for about 65 percent of the total assets as of November 1998, compared to about 67 percent in March 1984. A statistical measure of industry concentration known as the Herfindahl-Hirshman Index,[2] which is used by the Department of Justice in assessing antitrust cases, also shows that the mutual fund industry is not concentrated. On a scale with a maximum value of 10,000, the mutual fund industry scored 329 as of May 1997, slightly lower than its score of 350 in 1984.

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[2] The Index determines a score of industry concentration based on the percentage market share of each firm in the industry. An Index score of close to 0 would indicate perfect competition —where all firms have equal market shares—but a score of 10,000 would indicate a monopoly—where one firm has the entire market to itself. Therefore, the lower the Index score, the higher the level of competition in the industry; conversely, the higher the score, the lower the level of competition.

Although Some Barriers Exist, Most Saw Relative Ease of Entry into Industry

Most of the officials we contacted, and documents we reviewed, indicated that entry into the mutual fund industry has been relatively easy. As previously discussed, ease of entry is a characteristic of monopolistic competition. In 1998 testimony before Congress,[3] the ICI president indicated that barriers to entry were low, as start-up costs were not high and firms did not have to register in each state. Some officials explained that entry into the industry was also easy because new mutual fund advisers can quickly be operational by contracting with one or more of the various organizations that specialize in providing many, if not all, of the administrative services and functions required to operate a mutual fund.

Another factor officials cited that likely increases funds' ability to compete is the advent of fund "supermarkets." In recent years, various mutual fund or broker dealer firms have created fund supermarkets, through which they provide their customers the opportunity to invest in a wide range of funds offered by different mutual fund families. Industry officials said that such supermarkets provide small or new fund advisers access to investors.

Not all of the officials we contacted agreed that barriers to entry are low in the mutual fund industry. For example, an official of an organization that researches the mutual fund industry told us that start-up costs for new funds are high because a fund typically needs to attract at least $100 million in assets before it adequately covers its costs. Another industry research organization official said that one significant barrier to entry is that new entrants lack a long enough performance history to be rated by the major mutual fund rating services. Many officials remarked that these ratings greatly influence investors' fund choices. Thus, new funds without such ratings would have much more difficulty attracting investors. Another barrier to entry faced by new fund advisers is obtaining adequate distribution of their funds. Recently, fund distributors, such as broker-dealer firms, have been reducing the number of funds and fund families they are willing to promote and increasing charges for their services, further escalating start-up costs.

Alternative Financial Products Also Represent Competition to Mutual Funds

In addition to the large numbers of competing firms in the mutual fund industry, other similar financial products also likely create competition for mutual funds. Currently investors seeking to invest in portfolios of securities, which is the type of investment that mutual funds offer, can also choose to purchase other products whose values are derived from the prices of various underlying securities. For example, World Equity

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[3] "Improving Price Competition for Mutual Funds and Bonds," before the Subcommittee on Finance and Hazardous Materials, House Commerce Committee, September 29, 1998.

Benchmark Shares (WEBS), which are traded on the American Stock Exchange, allow investors to purchase shares whose values are intended to track the prices of a selection of foreign stocks from various countries. Other firms have begun offering investors the opportunity to invest in custom-designed baskets of securities. With the dramatic decrease in the commissions charged to conduct individual securities transactions and the ability of investors to conduct their own transactions through on-line brokerage accounts, investors could also create their own portfolio of securities without having to invest in mutual funds.

Mutual Funds Offer Differentiated Products

Another characteristic of the mutual fund industry consistent with monopolistic competition is that it offers differentiated products. Although all mutual funds basically offer investors a standardized means for investing in a pool of diversified securities, firms offering mutual funds compete by attempting to differentiate their products from others. Mutual funds invest in a variety of securities that can be grouped primarily into three categories: stocks, bonds, and money market instruments. However, within these categories, funds can further differentiate the nature and/or mix of securities or bonds in the fund's portfolio, such as by investing in

- stocks of large, mid-size, or small companies;
- bonds of corporations or government entities;
- bonds with different maturities; or
- stocks or bonds of domestic or foreign companies or governments.

A fund's portfolio manager can be another differentiating factor. Funds commonly have specific portfolio managers who make investment decisions for the fund. At times, the popularity of a particular fund portfolio manager can be such that investors view that manager's fund as unique even though many other funds may exist that invest in similar types of securities.

Yet other differentiating factors would be the number and quality of services provided to shareholders. Among other services, the fund officials we met with spoke of providing 24-hour telephone service, allowing investors to access their accounts over the Internet, and providing well-trained customer service staff.

Mutual Fund Industry Generally Does Not Attempt to Compete On Basis of Fees

The competitive conduct of firms within the mutual fund industry does not generally emphasize the fees investors pay for the service. Instead, mutual fund advisers seek to differentiate their offerings primarily by promoting their funds' returns and their fund families' services. However, the potential for differentiation varies among the three primary fund categories. Because equity funds generally have the greatest variety of investment alternatives and styles, they have the greatest potential for differentiation. Because money market funds are the most standardized, they have the least potential for differentiation. Bond funds tend to be somewhere between the other two, although more like money market funds. Most officials saw these differences as leading to greater variation in the level of fees charged by stock funds than for bond and money market funds.

In general, firms offering mutual funds attempt to compete by emphasizing factors other than the operating expense fees they charge for their services. Although markets with commoditylike products usually compete primarily on the basis of price, when products can be differentiated, price competition tends to be less important than other factors. One academic analysis[4] characterizes a monopolistically competitive industry as offering products that are near, but imperfect, substitutes. According to this study, to avoid competing on price, firms will strive to differentiate their products from those of their rivals, allowing them to set prices within a market niche. The authors describe various other factors, besides price, through which mutual funds can seek to differentiate themselves. These factors include funds' investment selections, trading and execution abilities, customer recordkeeping and reporting, and investor liquidity services. For example, funds can emphasize investor liquidity services by allowing investors to switch from one fund to other funds in the fund family by telephone.

In the academic papers and speeches we reviewed and the interviews we conducted, observers agreed that although the importance of fees to competition varies by fund type, mutual funds do not compete primarily on the basis of their operating expense fees. Observers noted that because the range of securities in which money market funds and bond funds can invest is generally more restricted than for other funds, they are not as differentiated and are more commoditylike. Therefore, fees for these funds can have a greater effect on their performance relative to other money market and bond funds and, thus, on their ability to compete. According to

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[4] "Competition and Change in the Mutual Fund Industry," Financial Services: Perspectives and Challenges, Erik R. Sirri and Peter Tufano, HBS Press (Boston, MA.: 1993).

one industry research organization's analysis, fees can dictate whether bond funds succeed or fail. This analysis indicated that for one type of fund—municipal bond funds—just a few basis points difference in operating expense fees can be critical to the overall performance of the fund because the returns on these funds vary so little from those of their peers.[5]

The greater importance of operating expense fee levels to money market and bond funds influences the fees that fund companies set for these types of funds. For example, firms offering money market funds, for competitive reasons, often waive portions of asset fees as a means of attracting additional assets to their funds. Industry officials also said that the less diverse nature of money market and bond funds contributes to their having lower fees than most stock funds.

For stock funds, industry officials explained that the large variety of investment objectives could lead to a wider range of investment returns and thus greater possibilities for differentiation among funds. An industry research organization official explained that because investment returns can vary much more from one stock fund to another, the fee levels of stock funds may be much less relevant to their relative performance. For this reason, officials generally acknowledged that firms offering stock funds did not attempt to compete primarily on the basis of operating expense fees charged by the fund. The chairman of one mutual fund firm stated that although price competition exists among money market and bond funds, for which the impact of operating expense fees was more obvious, stock funds were not subject to nearly as much price competition. In addition, an official of an industry research organization told us that because the range of returns for stock funds can be wider, the investment manager can add more value; thus, the operating expense fees on such funds are higher than those for money market and bond funds.

Instead of competing on the basis of the price of providing mutual fund services, fund advisers generally emphasize the performance of their funds when attempting to differentiate their funds from those of their competitors. Mutual fund firm officials and others in the industry acknowledged that funds compete primarily on the basis of their performance. However, mutual fund adviser and other industry officials also observed that because funds are required to report performance

[5] Industry-Wide Expense Trends: Should Industry Growth Necessarily Translate into Lower Average Expense Ratios?, Blue Plate Special, Mutual Fund Café, Financial Research Corporation (Jan. 5, 1998; http://www.mcafe.com/pantry/bps_010598.html).

figures net of expenses, operating expense fees are indirectly taken into account in their competition.

To document factors mutual fund companies emphasize in their promotions, we analyzed a selection of mutual fund print advertisements for content. We evaluated 43 mutual fund advertisements for 28 different mutual fund families, which appeared in 5 randomly selected issues of popular business, news, or personal finance magazines and 1 business newspaper between July and November 1999. In 27 of the 43 advertisements, performance was the primary emphasis; and attributes of the fund adviser, such as its experience or strategy, were primarily emphasized in another 11. Fees and other charges were the primary emphasis in 2 of the 43 advertisements, both of which were from the same fund family. However, 16 of the 43 advertisements included statements that the funds described did not charge sales loads.

Opinions Were Mixed on the Effect of Competition on Fees

Opinions were mixed as to whether the large number of competing funds and fund complexes provided effective fee competition. Officials from mutual fund advisers, industry associations, and research organizations we contacted generally agreed that the large number of funds and fund complexes in the industry leads to active competition, which affects fees. An official of a bank-affiliated fund adviser told us that the industry is extremely competitive because the competition among so many different companies and funds highlights and maintains downward pressure on fees. Ease of entry to the industry could also exert downward pressure on fees. One mutual fund adviser official remarked that in an environment of easy entry where fees were too high, other firms would enter the industry and charge lower fees.

However, other officials, including financial planning firm representatives and academic researchers, disagreed with the contention that competition among the many mutual fund firms in the industry serves to effectively lower fees. An academic researcher testified before Congress on mutual fund issues that although the industry competes vigorously against other financial services industries, fee competition within the industry is not as effective, noting that most economists view competition in the mutual fund industry as imperfect. A senior official at one mutual fund firm said in a speech[6] that about 50 fund advisers actually attempt to compete across all types of funds. He asserted that in other industries, this number would be

[6] Remarks on Receiving the Special Achievement Award of the National Association of Personal Financial Advisors, John C. Bogle, Senior Chairman, The Vanguard Group (Washington, D.C.: Jun. 4, 1999).

enough to produce fierce price competition, but he found price competition conspicuously absent among mutual fund advisers.

Competition on the Basis of Price Not Completely Absent

Despite the fact that competition in the mutual fund industry does not focus primarily on the price of mutual fund services, some evidence of competition on the basis of fees did exist. For example, the two largest fund groups are among the industry's low-cost providers, with one group actively promoting its low fees and expenses as a means of attracting customers. Regulatory officials told us that the increased popularity of low-cost index funds, whose share of total stock fund assets increased from less than 2 percent in 1990 to 7 percent in 1999, was evidence that competition on the basis of fees occurs and that some investors are mindful of it.

Mutual Funds Are Not Required to Disclose Actual Amounts Charged to Individual Investors

Under existing law, mutual funds are required to inform investors of sales charges and ongoing operating expenses for the funds in which they invest. However, funds are not required to provide information on the actual dollar amount of each investor's share of the operating expenses that were deducted from the fund. This contrasts with most other financial products and services for which specific dollar charges are generally required to be disclosed. Studies and data that others, and we, collected indicate that mutual fund investors have focused more on fund performance and other factors than on fee levels. In contrast to the consideration they give fees, investors appeared more concerned over the level of mutual fund sales charges (loads). Industry participants acknowledged that such concerns have resulted in fund advisers lowering the loads charged on mutual funds since the 1980s.

Opinions varied on the usefulness to investors of the required fee disclosures. The mutual fund and regulatory officials we contacted generally considered mutual fund disclosures to be extensive and adequate for informing prospective investors of the fees they would likely incur on their mutual fund investments. However, some private money managers, industry researchers, and legal experts indicated that the current fee disclosures do not make investors sufficiently aware of the fees they pay. Having mutual funds disclose to each investor the actual dollar amount of fees he or she paid was one way suggested to increase investor awareness and to potentially stimulate fee-based competition among fund advisers. Although exact fee computations would require fund advisers and others to make systems changes and incur additional costs, alternative, less costly ways may exist for computing the fee.

Required Fee Disclosures Do Not Provide Amounts Paid by Individual Investors in Dollars

Neither federal statute nor SEC regulations expressly limit the fees that mutual funds deduct for operating expenses. Instead, mutual fund regulations focus on ensuring that investors are provided with adequate disclosure of the risks and costs of investing in mutual funds. At the time of purchase, mutual funds are required by law to provide certain information to potential fund investors about the funds, including information about the fees they will pay. This fee information is governed by certain provisions of the Investment Company Act of 1940 and various SEC rules and regulations that require fee disclosures so that investors can make more informed investment decisions.

Presently, all funds must provide investors with disclosures about the fund in a written prospectus. SEC rules require that the prospectus include a fee table containing certain specific information about the sales charges,

operating expenses, and other fees that an investor will pay as part of investing in the fund.

Figure 5.1 shows an example of a fee table for a typical mutual fund. As shown in the figure, the fee table required for mutual funds primarily consists of three sections. The first section presents information on shareholder transaction expenses, which investors pay out of the amount they invest. These include any sales charges or loads that will apply to the purchase of the fund shares, which are shown as a percentage of the amount to be invested. Investors are also to be informed of the percentage charges that may be assessed at redemption[1] or that apply to reinvested dividends or other distributions.[2] In addition, some funds charge redemption or exchange fees. Redemption fees are expressed as a percentage of the amount redeemed and are paid at the time the investor sells fund shares. Exchange fees can be assessed when investors exchange shares of one fund for shares of another fund in the same family. The fund depicted in figure 5.1 charges its investors a 5.75-percent load but does not levy any other sales charges.

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[1] Funds must disclose the maximum of any deferred sales charges, which include sales charges that apply to the purchase of fund shares payable either upon redemption, in installments, or both expressed as a percentage of the offering price at the time of purchase or the NAV at time of purchase. These charges typically decline over a period of years such that if an investor holds the shares for the specified time, the charge will be waived.

[2] Funds must disclose the sales charges imposed on reinvested dividends and other distributions, such as returns of capital, as a percentage of the amount to be invested or distributed.

Figure 5.1: Example of a Fee Table Required as Part of Mutual Fund Fee Disclosures

FEES AND EXPENSES OF THE FUND

The following describes the fees and expenses that you may pay if you buy and hold shares of the fund.

Shareholder Fees
(fees paid directly from your investment)

Maximum sales charge imposed on purchases (as a percentage of offering price)	5.75%
Maximum sales charge imposed on reinvested dividends	0%
Maximum deferred sales charge	0%
Redemption or exchange fees	0%

Annual Fund Operating Expenses
(expenses that are deducted from fund assets)

Management Fees	0.34%
Service (12b-1) Fees	0.25%
Other Expenses	0.11%
Total Annual Fund Operating Expenses	0.70%

Example

This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One year	$ 642
Three years	$ 786
Five years	$ 942
Ten years	$1,395

Source: GAO example based on fee table in actual mutual fund prospectus.

The middle section of the fee table shown in figure 5.1 presents the fund's total operating expenses incurred over the previous year. Funds are

required to provide information on the management fee, distribution and/or service fees (referred to as 12b-1 fees), and any other expenses that are deducted from the fund's assets or charged to all shareholder accounts. Other expenses deducted from fund assets would include amounts the fund paid for transfer agent services, as well as record-keeping, printing, mailing, or other services. These fees and expenses are deducted from the fund's assets on an ongoing basis and presented in the fee table, in aggregate, as a percentage of the fund's average net assets for the prior year. In the fee table shown in figure 5.1, the total expenses deducted from the fund's assets over the course of the prior year represented 0.70 percent of its average net assets for that period.

In the last section of the fee table, mutual funds are required to present a hypothetical example of the total charges an investor is likely to incur on a fund investment. This portion of the fee table must show costs the investor will likely incur over 1-, 3-, 5-, and 10-year periods, assuming a $10,000 investment in the fund, a 5-percent return each year, and fund operating expenses that remain constant throughout each period. SEC requires that the fee table include a statement that information in the example is intended to allow investors to compare the cost of investing in the fund with that of investing in other mutual funds.[3]

In addition to the disclosures required when investors initially purchase shares, mutual funds are required to provide shareholders of their funds, at least semiannually, reports that also include certain fee and expense information. In these reports, funds are to include a statement of operations that shows the total dollar amount of the various expenses the fund incurred over the prior period. Funds must also indicate the percentage of average net fund assets that these total expenses represent.[4] Also, shareholders who purchase additional shares during the year must be provided an updated prospectus document, at least annually, which would include the fee table with the latest year's expense information. In

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[3] The disclosure requirements described here have been the result of various changes over time. The fee table was first required to be provided as the result of rule amendments in 1988. In 1998, the hypothetical investment amount illustrated in the fee table example was also increased from $1,000 to $10,000 to reflect the size of the more typical fund investment. Most recently, in March 2000, SEC proposed that mutual funds be required to report investment returns on an after-tax basis in prospectuses and shareholder reports because of the significant impact that taxes can have on an investor's return.

[4] Specifically, the statement of operations must list the amounts paid by a fund for all services and other expenses in dollar amounts. These may include amounts paid for investment advisory services, management and administrative services, marketing and distribution, taxes, custodian fees, auditing fees, shareholder reports, and annual meeting and proxy costs.

practice, many mutual funds send an updated prospectus to all of their shareholders annually.

However, mutual funds are not required to provide investors with information showing the specific dollar amount of operating expenses that they paid as part of holding their mutual fund shares. Mutual fund shareholders generally receive a quarterly statement of account[5] that denotes any money balances or account activity during the quarter. These quarterly statements generally indicate the number of shares held by the investor, the NAV of those shares as of the statement date, and the corresponding total value of the shares. These statements do not show, in either dollars or as a percentage of assets,[6] the shareholder's portion of the operating expenses that were deducted from the fund's assets.

Charges for Other Financial Services Typically Disclosed in Dollars

Although mutual funds do not provide individual shareholders information on the specific dollar amounts of all fees paid, most other financial services or products are generally required to make such disclosures.

To compare the information investors receive on mutual funds, we collected information on the extent to which the users of certain other financial products or services are informed of specific dollar charges for such products or services. We collected this comparative information on products and services that we believed mutual fund investors would be likely to use, such as bank deposit accounts or stock or bond transactions through a securities broker-dealer. Our information sources for determining disclosure requirements for these other products included applicable federal statutes or regulations; in some cases, we summarized common industry practices regarding fee disclosure information. As shown in table 5.3, investors in other financial products or users of other financial services generally receive information that discloses the specific dollar amounts for fees or other charges they pay.

[5] Mutual fund shares distributed by broker-dealers are subject to SEC and NASD rules, including NASD rule 2340 that requires that quarterly account statements be provided to investors. Some banks also sell mutual funds but most use securities broker-dealers to conduct such activities. In a limited number of transactions, bank personnel sell mutual funds to investors and will either issue periodic statements similar to those issued by broker-dealers themselves, or such periodic statements will be issued by the broker-dealer who distributed the shares to the bank. Furthermore, Title II of the Gramm-Leach-Bliley Act passed in 1999 will require that banks conducting more than 500 securities transactions per year move such activities into a securities broker-dealer after May 12, 2001.

[6] Funds sometimes charge investors other fees, such as for account maintenance or wire transfers, that are set dollar amounts that may be deducted from an investor's account and shown on subsequent statements.

Table 5.1: Fee Disclosure Practices for Selected Financial Services or Products

Type of product or service	Disclosure requirement
Deposit accounts	Depository institutions are required to disclose itemized fees, in dollar amounts, on periodic statements.
Bank trust services	Although covered by varying state laws, regulatory and association officials for banks indicated that trust service charges are generally shown as specific dollar amounts.
Investment services provided by individual investment advisers	When the adviser has the right to deduct fees and other charges directly from the investor's account, the dollar amounts of such charges are required to be disclosed to the investor.
Wrap accounts*	Provider is required to disclose dollar amount of fees on investors' statements.
Stock, bond, or other securities purchases	Broker-dealers are required to report specific dollar amounts charged as commissions to investors.
Real estate property purchases	Brokerage commissions generally are specified as a percentage of property value but disclosed as a specific dollar amount on purchase documents.

*In a wrap account, a customer receives investment advisory and brokerage execution services from a broker-dealer or other financial intermediary for a "wrapped" fee that is not based on transactions in the customer's account.

Source: Applicable disclosure regulations and/or rules, and/or industry practice.

The information in the table illustrates that in contrast to mutual funds, the providers of the featured services and products usually disclose the specific dollar amount of the charges their users incur. We believe that such disclosures may be one reason for the apparently vigorous price competition among firms offering these services and products. For example, securities commissions were formerly fixed by law, with transactions commonly costing hundreds of dollars. In 1975, SEC invalidated fixed commission rates as being in violation of the antitrust laws. Subsequently, certain securities firms began competing for customers primarily by promoting their lower charges for conducting transactions. Competition among these firms, commonly known as discount brokers, has been heightened by their increasing use of the Internet, with their commissions for buying or selling securities now less than $10 or $20 at some firms. Banks also frequently compete for customers on the basis of the fees they charge on checking accounts, and advertisements for "no-fee checking" have become common.

However, the fee disclosures provided by mutual funds may exceed those of certain other investment products, although such products may not be completely analogous to mutual funds. For example, fixed-rate annuities or deposit accounts that provide investors a guaranteed return on their principal at a fixed rate do not charge the purchasers of these products any operating expense fees. The financial institutions offering these products

generate their profits on these products by attempting to invest their customers' funds in other investment vehicles earning higher rates of return than they are obligated to pay to the purchasers of the annuities. However, the returns they earn on customer funds and the costs they incur to generate those returns are not disclosed as operating expenses to their customers.

Mutual funds differ from such products in that they do not guarantee their investors a specific return, and their fund fees are directly deducted from fund assets for specific expenses associated with operating the funds, including adviser compensation for its investment management services. Thus, investors placing money in mutual funds are essentially hiring the fund adviser to provide money management services rather than purchasing an investment product with a stated return as they do with annuities and other fixed-rate investment products. As a result, disclosure of the dollar amounts of mutual fund fees would be akin to the dollar amount disclosures that customers receive for brokerage services or checking account services. In contrast, customers purchasing or placing money in fixed-rate investments, such as certificates of deposit or annuities, are not told the amount that the financial institution earns on the customer's capital. In these cases, the customer is purchasing a product with specific features, including its promised return, rather than obtaining a service from the provider as they are with mutual funds.

Mutual Fund Fees Are Not a Primary Consideration for Investors

According to surveys and other information, investors tend to consider other factors before considering fees charged by mutual funds. On the other hand, investors appear to be more sensitive to mutual fund loads, and these charges have declined over time.

Various Other Factors Get Greater Consideration Than Fees

Investors themselves have indicated that other factors take precedence over fees when they evaluate mutual funds. To assess the extent to which investors consider fee information when selecting and evaluating mutual funds, we consulted a wide variety of sources, including academic literature, industry research firms and other industry experts, mutual fund advisers, industry associations, and regulators. Our review of this information revealed that when evaluating funds, investors generally gave greater consideration to several other factors before considering fund fees. The primary factor investors used in selecting mutual funds was generally the fund's performance. Other factors also given greater consideration than fees included fund manager or company characteristics, the investments made by funds, or fund risk levels. For example, a 1995

random survey conducted on ICI's behalf of individuals who had recently made stock or bond fund purchases[7] asked what information they had considered beforehand. Cited by 75 percent of the 653 respondents, fund performance was most frequently considered, followed by fund risk (69 percent), investment goals (49 percent), and portfolio securities (46 percent). Cited by only 43 percent of the respondents, fees and expenses ranked fifth.

Even after purchasing shares, investors apparently continue to consider other factors ahead of fund fees when reviewing their mutual funds. A 1997 ICI report[8] relating the results of interviews with over 1,000 recent mutual fund purchasers, selected at random, stated that 76 percent of those surveyed had considered fees and expenses before making their purchases. However, respondents cited five other factors, including account value and rate of return, as information they monitored more frequently than fees and expenses after they had made their purchases.

The apparent lack of investors' attention to fees by investors has been a source of concern for regulators. During testimony before the House Subcommittee on Finance and Hazardous Materials of the Committee on Commerce,[9] SEC's Chairman stated: "The Commission is very concerned... that many fund investors are not paying attention to the available information about fees." He further stated that the agency's research showed that fewer than one in six fund investors understood that higher expenses can lead to lower returns, and fewer than one in five could give any estimate of expenses for their largest mutual fund. He cited other research that found that about 40 percent of fund investors surveyed believed incorrectly that a fund's annual operating expenses have no effect on its gains.

Both critics and industry participants told us that the unprecedented bull market of the last 10 years has allowed investors to ignore the impact of fees. In a January 1998 study[10] that looked at the trend in mutual fund fees, one research organization noted that fees are not a primary consideration for investors and that as long as stock prices are rising, investors would

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[7] Shareholder Assessment of Risk Disclosure Methods, ICI (Washington, DC: Spr. 1996).

[8] Understanding Shareholders' Use of Information and Advisers, ICI (Washington, DC: Spr. 1997).

[9] "Improving Price Competition for Mutual Funds and Bonds," before the Subcommittee on Finance and Hazardous Materials, House Commerce Committee, Sept. 29, 1998.

[10] "Industry-wide Expense Trends", Mutual Fund Café: Blue Plate Special, Financial Research Corporation, (Boston, MA: Jan. 5, 1998).

accept even the highest of fees. Some industry participants stated that when market returns eventually revert to lower levels, investors might then take more interest in the fees they pay on their mutual funds.

Some research indicated that the majority of mutual fund investors are likely to be less sensitive to the fees their funds charge because they rely on the advice of investment professionals when selecting funds. According to research by ICI and others, the majority of mutual fund investors make their purchases on the basis of advice from an investment professional, such as a broker-dealer representative or private money manager. For example, ICI's 1997 report on the 1995 survey of over 1,000 investors who had recently purchased mutual funds stated that about 60 percent had consulted with investment advisors to assist with their decisions. Some industry participants said that investors who rely on investment advisors are not likely to exert much pressure for lowering fees.

Investors Appear More Aware of Sales Loads than Operating Expense Fees

Although investors do not appear to give primary consideration to the fees funds charge as a percentage of fund assets, they are aware of loads. Many officials we interviewed attributed load declines to investor awareness.

Various studies have documented the fact that the share of funds charging front-end loads has been declining over time. For example, one industry research organization reported that the share of front-end load fund sales had gone from 90 percent of sales by third-party sales forces (such as broker-dealers) in 1990 to about 38 percent by 1998.[11]

In addition to the declining sales of front-end load funds, sales of no-load funds have risen. Table 5.2 shows the relative share of mutual funds purchased by investors using two of the primary distribution methods used by fund advisers: (1) sales by proprietary or third-party sales forces, such as the sales representatives of a broker-dealer, who are generally compensated by a sales load; and (2) sales directly to investors by the fund through its own mutual fund distributor, which is the customary method for no-load funds. As shown in table 5.2, new sales of funds sold directly to investors rose from about a third, to almost 40 percent of the dollar volume of all new mutual funds sold in 1998.

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[11] "Pricing Structure Trends: Prime Destination for Net Flows Is Back-End Loaded Shares," Mutual Fund Café: Blue Plate Special, Financial Research Corporation (Boston, MA: Feb. 1, 1999).

Table 5.2: Sales of Mutual Funds for Select Years 1984 to 1998 by Type of Distribution Method

Dollars in millions

	Distribution method			
	Sales by third-party sales forces		Direct sales by advisers to investors	
Year	Sales	Market share	Dollar volume	Market share
1984	$26,893	67%	$13,522	33%
1991	124,522	62%	74,806	38%
1998	542,600	61%	348,210	39%

Source: GAO analysis of ICI data.

The level of loads charged by mutual funds has also declined since the 1980s. The customary percentage charged as a front-end load in 1980 or earlier was 8.5 percent. This amount has declined to the 5-percent range, according to officials from the fund advisers, industry research, and other organizations we contacted. Our analysis of the 77 largest stock, bond, and hybrid mutual funds in existence from 1990 to 1998 also illustrated this trend. In 1990, 43 of these funds charged investors loads. Using data from 1984, which was the earliest period we reviewed, we found that 16 of these funds had loads of more than 6 percent, including 14 that charged at least 8 percent. However, by 1998, 5 funds had eliminated their loads; of the remaining 38 load funds, none charged a load greater than 6 percent, with the average load being 4.62 percent. During this same period, some of these funds were raising their loads. The loads charged by six funds increased from 4.00 to 4.25 percent, and one fund raised its load from 4.00 to 4.75 percent.

Investor awareness was the reason industry participants cited for investor resistance to paying loads and the overall decline in loads. According to some industry participants, investors had become increasingly resistant to paying the higher front-end loads. An industry expert told us that investors are generally more concerned about the concept of a front-end load because they "see it occur" when the amount is deducted from their initial investments on their account statements. Operating expense fees, on the other hand, are deducted from fund assets rather than from the individual investor's account. Research findings indicate that investors continue to resist load charges. For example, officials from one industry research organization told us their research found that up to a third of mutual fund investors would never be willing to pay a load or commission when buying a fund. In another research organization's survey, only 4 percent of over

4,000 investors and potential investors queried cited mutual fund loads as their preferred means of paying for investment advice.[12]

Opinions Varied on Adequacy of Current Fee Disclosures

Industry participants' opinions varied on the adequacy of mutual fund fee disclosures to investors. Many, including fund adviser officials and researchers, indicated that current disclosures adequately highlight the fees that investors can expect to pay on their mutual fund investments. However, others, including academic researchers and private money managers we contacted, raised concerns about the adequacy of the disclosures. Some officials suggested that additional information, such as dollar amounts or comparative data on other funds' charges, would be useful.

Most Officials Found Disclosures Adequate

Most of the officials from the mutual fund advisers, research organizations, regulators, and other organizations we contacted said that mutual fund fee disclosures made under the current requirements provided adequate and important information to investors. Several officials noted that investors can use the standardized information found in the fee table of the prospectus to compare costs easily between funds. For example, one mutual fund adviser official likened the percentage fee information in the fee table to unit pricing that allows consumers to compare the cost per ounce of various products in grocery stores. Several officials also said that mutual funds make more extensive disclosures than those made by other financial services and products, and two noted that U.S. mutual fund disclosures are more detailed than those of other countries.

Some Expressed Concerns Regarding the Adequacy of Mutual Fund Fee Disclosures

Although most opinions were positive about the fee information that mutual funds are currently required to disclose, some industry observers raised concerns about the adequacy of these disclosures. Several, including academic researchers, investment advisers and regulatory representatives, saw problems with the fee disclosures. A private money manager we interviewed questioned the usefulness of hypothetical fee disclosures in prospectuses, citing the fact that investors have not exited from high-cost funds to any large degree. In his opinion, these disclosures are too simplistic, and they fail to include benchmarks or indicate the impact of fees on returns. He commented that "No one sends the investor a bill, and the fund simply quietly and continually deducts its fees. The result is that the information is ignored." Two researchers and a mutual fund representative also stated that investors ignore fee disclosures.

[12] *1996 Series on Personal Financial Advice: Payment Practices Preferred by Customers* (Report 5 of 9), Dalbar, Inc. (Boston, MA: Nov. 1996).

Some mutual fund adviser officials told us that current disclosures may actually provide investors too much information. Given the prominence of fee information in required disclosures, some fund adviser officials expressed concern that disclosures could emphasize cost over performance or other factors important to investors. Another criticized the fee table as being too complex, and possibly confusing, for investors.

As mentioned earlier, the SEC Chairman has stated that investors are not paying attention to the available fee information. He voiced concern that the fee structures of some mutual funds are too complex, making it more difficult for investors to evaluate overall costs and services. In a 1998 speech to an ICI gathering, the chairman asked "Do you really expect investors to understand alphabet soup of A, B, C, D, I, Y, and Z shares? To figure what combination of front-end loads, CDSLs,[13] 12b-1 charges, commissions and who knows what else they are paying?" He also has urged the mutual fund industry to place less emphasis on fund performance and more emphasis on clearly detailing fund risks and expenses, or fees, as the industry markets its products. He warned the industry that by focusing fund selling strategy on the bull market to the exclusion of other key variables, such as risk and expense, the industry is setting itself up to disappoint millions of investors.

To address this issue, SEC has taken steps of its own to encourage investors' use of disclosures. In April 1999, the agency began offering a computer program, publicly accessible over the Internet, which lets investors compare the cost of owning a particular fund with the costs of similar funds. To use this program, an investor enters information from a fund prospectus, and the program calculates the effect of fees and other charges on the investment in the fund over time.[14]

Disclosing to Investors Actual Dollars Paid in Fees Was One Suggested Improvement

To improve fee disclosure to mutual fund investors, some officials favored providing investors with a personalized fee statement that would show the specific amount of fees paid by the investor on his or her holdings. In his September 1998 testimony, the SEC Chairman indicated that the information from such statements might help investors understand the relationship between fees and returns on their mutual fund investments.

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[13] CDSL is an acronym that stands for "contingent deferred sales load," a charge, or load, imposed at the time of redemption. This is an alternative to front-end loads to compensate financial professionals for their services, and it typically applies only for the first few years of share ownership.

[14] Information about the mutual fund cost calculator is available on the Internet at www.sec.gov/news/press/99-36.txt.

Others who advocated requiring mutual funds to provide investors with the dollar amount of fees they paid indicated that such disclosure would increase investors' awareness of the fees they are charged. We interviewed representatives of industry research firms, industry experts, and private money managers, who supported personalized expense statements for investors. Generally, they told us that such personalized expense statements would be useful to investors, and they would be more likely to focus shareholders' attention on costs than the fee table in the prospectus currently does. Representatives of some mutual fund advisers also acknowledged that such statements could serve to focus investors' attention on the fees they pay on their mutual funds.

Some officials indicated that such disclosures may also increase competition among fund advisers on the basis of fees. An attorney specializing in mutual fund law told us that requiring funds to disclose the dollar amount of fees in investor account statements would likely encourage fund advisers to compete on the basis of fees. He believed that this could spur new entrants to the mutual fund industry that would promote their funds on the basis of their low costs, in much the same way that low-cost discount broker-dealers entered the securities industry. A market participant told us that having dollar amounts disclosed on investors' periodic statements could also lead to increased fee-based competition among mutual fund advisers. His expectation is that after such information begins to appear in investor statements, fees will probably be more frequently mentioned in fund advertisements.

Information from a survey of investors generally indicated that they supported getting dollar amount disclosures of the mutual fund fees they paid but would be unwilling to pay for this disclosure. We obtained information from a large securities broker-dealer that had recently included a number of mutual fund fee questions in a November 1999 survey as part of a series of periodic customer surveys it conducts. Of more than 500 responses to the question "If mutual fund companies were to provide the specific dollar amount of fees paid on your investment per quarter, how useful would it be to you?" about 89 percent indicated that the information would be useful or very useful. However, of over 500 responses to a question asking if respondents would be willing to pay for this information, about 54 percent indicated "very unlikely," versus about 14 percent who checked "very likely" or "somewhat likely," although no estimates of the cost were provided.

Industry Representatives Raised Concerns Over the Effort to Produce, and the Usefulness of, Such Statements

We also solicited the views of industry representatives on the feasibility of providing personalized fee statements for their shareholders. Representatives of several mutual fund advisers and broker-dealer firms that market mutual funds to their customers responded that changing their accounting systems to accommodate such statements would be costly and would be of limited benefit to individual investors. They stated that providing accurate fee information specific to each investor would require keeping detailed records on fund expenses incurred each day and apportioning them daily among investor holdings.

Another complication mutual fund adviser officials cited was that in some cases, broker-dealers, rather than the advisers, maintain a significant portion of mutual fund investors' records. As a result, these broker-dealers, too, would have to change their accounting and information management systems. A fund adviser maintains a single account for each broker, called an omnibus account, which includes all shares held by that broker-dealer's customers. Because the fund adviser has no record of the individual customers included in each omnibus account, broker-dealers would have to set up their own systems to apportion fee information among their customers' accounts. This would require broker-dealers to revise their accounting and information management systems to receive the cost data from each fund adviser and then apportion this information among customer accounts holding that adviser's funds.

One broker-dealer with about 6.5 million customer accounts estimated that developing the systems necessary to produce such statements might cost as much as $4 million, with additional annual costs of $5 million. At our request, representatives of a prominent industry research firm estimated the likely costs to funds for providing quarterly personalized expense statements. They responded that programming to get the necessary information would require some up-front fixed costs, but they would probably amount to less than a penny per shareholder. Besides these up-front costs, fund adviser representatives had indicated to us that there would also be annual costs to provide the statements. Using the estimates of the broker-dealer mentioned previously, we calculated that its costs to provide such statements would be less than $1 per customer per year.

Mutual fund adviser officials and others also questioned whether the information provided by these personalized fee statements would be meaningful. One objection they raised was that unlike the standardized percentage fee information in the fee table, individual investors' fee information would not be directly comparable to the fees they incur on other funds because of differences in the number of shares held or the

investment objectives of the funds. Some officials said that investors might make inappropriate investment decisions solely on the basis of the dollar amounts of fees they paid. Some said, for example, that investors might choose to exchange their stock fund shares for those of money market funds, which typically have lower fees than stock funds, even though it may not be appropriate in light of their investment and financial goals. Industry representatives also pointed out that because fee disclosure is intended to help investors make investment decisions, the information on periodic statements would come too late, after an investor has already made his or her investment decision.

We agree with industry representatives that the operating expenses, currently shown in the required fee table disclosures as a percentage of fund assets, are more appropriate for comparing fee levels across funds when investors are initially choosing between funds. However, the purpose of the dollar amount disclosures would be to further highlight for investors the costs of the mutual funds in which they have invested and to supplement the disclosures they already receive. Concerns that investors might make inappropriate investment decisions based solely on the dollar costs of their mutual funds could be addressed by advising investors to consider such specific fee information in conjunction with their own investment goals and other factors, rather than isolated from other considerations.

Less Costly Means of Calculating the Individual Dollar Costs of Fees Might Be Considered

Providing investors with information on the dollar amounts they pay in mutual fund fees likely could be accomplished in various ways. As noted above, some industry participants provided estimates of their costs to calculate exact dollar amounts of fees each investor paid during a statement period. However, less costly alternatives may exist. For example, one fund adviser representative suggested that an alternative means of calculating the fee would be to multiply the average number of shares in each account during the statement period by the fund's expense ratio for that period. He stated that the figure derived in this way would be a reasonable approximation of the dollar amount of fees the investor paid. He added that it also would be less costly and burdensome than computing an exact amount, because it would not entail maintaining daily expense and share records for each investor.

Another way of disclosing the dollar amount of investor fees would be to use preset investment amounts. For example, each investor's statement could include the dollar amount of fees paid on $1,000 invested in the fund. Investors could then use this dollar amount to determine how much in fees they paid based on the value of their own particular accounts. One market

participant we spoke with offered a similar example of a disclosure involving preset investment amounts. Although he would prefer that periodic statements disclose the specific dollar amount that was deducted for fees from each investor's account during that period, he believes an acceptable alternative would be for statements to include a table showing fees for the reporting period on accounts of various sizes, such as $1,000, $5,000, $10,000, and others.

Another Option Was to Provide Comparative Fee Information

We also sought opinions on whether mutual funds should be required to provide investors with comparative information on fees charged by both their own, and comparable, funds. Such disclosures would be similar to requirements for automakers or major appliance producers to provide data on gas mileage or efficiency ratings to prospective purchasers of those items.

Survey information indicated that investors would support receiving such information but not if it was costly to prepare. In the previously mentioned survey conducted by a large broker-dealer, about 97 percent of the over 500 respondents indicated that such data would be very useful or somewhat useful. However, about 54 percent indicated that they would be "very unlikely" to pay, compared to about 14 percent who checked "very likely" or "somewhat likely," although no estimates of the cost were provided.

Industry participants also raised various concerns over requiring funds to provide comparative information on fees. Most industry participants told us that this requirement would be difficult to implement while providing little, if any, benefit to investors. One concern was that determining the appropriate fund groupings for comparison purposes would be problematic. Another was that lack of comparability could result if fund advisers were left to identify the peers for their own funds. In addition, one industry research organization official questioned why mutual funds should be subjected to such a requirement when other financial products are not similarly required to provide such comparative information.

Mutual Fund Directors Required to Review Fees

The organizational structure of most mutual funds embodies a conflict between the interests of the fund shareholders and those of the adviser that can influence the fees a fund charges. This conflict arises primarily because part of the fees charged by the fund, which reduce investors' returns, are the adviser's revenue and a source of profit to the adviser's owners. As one safeguard against this potential conflict, the Investment Company Act of 1940 requires the presence of independent directors on a mutual fund's board of directors, who review and approve the fees their fund charges. Congress passed amendments to the act in 1970 that imposed a fiduciary duty on fund advisers, tasked fund directors with additional responsibilities regarding fees, and gave investors the right to bring legal action against fund advisers charging excessive fees. A series of court cases interpreting this duty has served to clarify the information that fund directors must review to determine if fees are excessive. As a result, mutual fund directors are expected to review, among other things, the adviser's costs, whether fees are reduced as fund assets grow, and the fees charged by other advisers for similar services to similar funds. Although mutual fund adviser representatives indicated that their boards are vigorous in reviewing fees and seeking reductions, some other industry participants were critical of mutual fund directors' fee oversight, stating that the current practices serve to keep fees at higher levels than necessary. SEC has recently proposed changes regarding the requirements applicable to fund directors, but these are not specifically fee-related, and their impact on the level of fees is uncertain.

Mutual Funds' Organizational Structure Embodies Conflict of Interest Over Fees

Although most mutual funds are organized as corporations, their structure and operation differ from a typical corporation because of the relationship between the fund and its adviser. Typically, the adviser, who is a legal entity separate from the fund, conducts the fund's operations, and the advisory fees it charges to the fund represent revenue to the adviser, creating a possible conflict of interest. However, at least one mutual fund family's organizational structure appeared to reduce this conflict between the interests of its shareholders and the adviser by operating similarly to a credit union, wherein the shareholders of its funds own the entity that operate the funds.

Mutual Funds Organization Includes Two Primary Legal Entities

The mutual fund structure and operation differ from those of a traditional corporation. In a typical corporation, the firm's employees operate and manage the firm; and the corporation's board of directors, elected by the corporation's stockholders, oversees its operations. After subtracting its expenses from its revenues, a corporation can use the resulting profits to conduct further operations; or its board of directors can vote to distribute a portion of these profits to the stockholders as dividends.

Although generally organized as a corporation, a mutual fund differs from other corporations in several ways. A typical mutual fund has no employees but is created by and operated by another party, the adviser, who contracts with the fund, for a fee, to administer fund operations. A primary service the adviser typically provides is to select and manage the fund's investment portfolio.[1] Advisers can provide additional services but frequently subcontract with other organizations, such as transfer agents, for services such as maintaining shareholder records. Advisers are legal entities separate from the mutual funds they manage, and any profits they get from operating the fund accrue to the owners of the adviser. The fund shareholders are entitled to the income from, and gains or losses in the value of, securities in the fund's portfolio but are not entitled to profits from the adviser's operations. In addition, the relationship between a fund and its adviser is rarely severed.[2] Figure 6.1 illustrates the contrast between the structure of a traditional corporation and that of most mutual funds.

[1] In some cases, the adviser may contract with other firms to provide investment advice, which then act as subadvisers to the fund.

[2] Investment Company Amendments Act of 1970, S. Rep. No. 91-184, 91* Cong., 2d Sess. (1970), reprinted in [1970] U. S. Code Cong. & Ad. News 4897, 4901 (1970).

Figure 6.1: Comparison of Organizational Structure of Typical Corporation and Typical Mutual Fund



Figure 6.1: Continued

Source: GAO analysis of corporate and mutual fund structures.

As shown in figure 6.1, the mutual fund's expenses are collected by its adviser and other service providers as revenue. In most cases, some of the expenses deducted from a fund's assets are paid by the fund to other entities, such as transfer agents or custodians, but some advisers may also perform such services for a fund. An adviser's profits are derived after subtracting any payments to third parties and its own operating expenses, separate from those of the fund, from the revenue it collects from the fund. In addition, an adviser may have other revenues and expenses from other lines of business in which it engages.

Regulators and Congress have recognized that the interrelationship between the mutual fund and its adviser creates a potential for conflict between the adviser's duties to the fund shareholders and the adviser's duties to provide profits to its owners. In describing this conflict, SEC recently noted that fund shareholders would generally prefer lower fees

(to achieve greater returns), but the stockholders or owners of the adviser would prefer to maximize profits through higher fees.[3]

Congress also acknowledged this potential conflict; in the Investment Company Act of 1940, it established certain safeguards designed to protect the interests of fund shareholders. The primary safeguard was to have mutual fund directors[4] oversee certain of the adviser's activities. Although representatives of the adviser generally participate as fund directors, the act requires that at least 40 percent of the directors be individuals without any significant relationship with the fund's adviser. Congress intended that the unrelated directors, known as the independent directors,[5] serve as an independent check on the adviser. The board's remaining directors, which are typically employees of the fund's investment adviser, are known as "interested" directors. An additional safeguard provided by the act is the requirement that fund shareholders approve the advisory contract.

The Organizational Structure of One Mutual Fund Family Appears to Minimize the Potential Conflict of Interest

Although most mutual funds are organized as described above, one mutual fund family—Vanguard—has a unique organizational structure that its officials credit for allowing it to have among the lowest fees in the industry. As of November 1998, Vanguard was the second largest fund family in the industry, operating more than 100 different funds with over $367 billion in total mutual fund assets. Most other mutual funds are operated by advisers owned separately by a third party; however, the Vanguard Group, Inc.—which operates the Vanguard funds[6]—is jointly owned by the funds themselves and, therefore, by the funds' shareholders. The company required specific permission from SEC to deviate from the standard structure envisioned by the Investment Company Act of 1940 in order to organize itself in this way.

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[3] Proposed Rule: Role of Independent Directors of Investment Companies, Rel. Nos. 33-7754; 34-42007; IC-24082, 64 Fed. Reg. 59825 (Oct. 15, 1999) (to be codified 17 C.F.R. parts 239; 240; 270 & 274).

[4] Although the Investment Company Act of 1940 does not dictate a specific form of organization for mutual funds, most funds are organized either as corporations governed by a board of directors or as business trusts governed by trustees. When establishing requirements relating to the officials governing a fund, the act uses the term "directors" to refer to such persons, and this report also follows that convention.

[5] Independent fund directors cannot be affiliates of a fund's investment adviser, be immediate family members of an affiliated person of an adviser, have beneficial interests in securities issued by the adviser or the principal underwriter or any of their controlling persons, be registered broker-dealers or affiliated with broker-dealers, or be affiliated with any recent legal counsel to the funds.

[6] About 30 of the 100 Vanguard funds use the services of independent investment managers, which provide portfolio selection and advice services for these funds. These firms receive a subadvisory fee paid out of fund assets. However, the Vanguard Group, Inc., and not the investment manager, provides all other administrative services for these funds.

According to documents obtained from Vanguard, this structure allows the
Vanguard Group to provide the funds' services on an at-cost basis. As a
result, the profits from operating the funds are returned to the fund
shareholders through lower operating expenses rather than going to the
owners/stockholders of a separate adviser, as is the case for most other
mutual funds. According to materials provided by Vanguard, the Vanguard
family's operating expense ratios averaged 0.28 percent, which it stated
were the lowest in the industry. In 1998, the average fund fee was 1.25
percent. Vanguard's average expense ratio is also lower because it
operates several index funds,[7] which have among the lowest ratios of all
fund types.

Although this structure appears to minimize the conflict of interest
between the typical mutual fund and its adviser, it is not a structure that
has been widely replicated within the industry. According to SEC officials,
one other fund company had an organizational structure similar to that of
Vanguard's but later changed its structure to resemble the third-party
ownership structure used by most firms in the industry. The third-party
structure that is most prevalent does allow the firm that initially provides
its own capital to create a mutual fund to earn a return on the investment it
put at risk. In addition, it can use that capital to subsidize the fund in the
event that the fund needs an influx of capital, as occurred for several
money market funds that incurred losses on structured notes investments
in 1994. In contrast, having the fund adviser owned by the fund
shareholders, as is the case for Vanguard, is more analogous to the
structure of a credit union, whose depositors and borrowers are the
owners of the institution. However, credit unions may be more prevalent
because the services they provide are more generically required by the
public and the affiliated groups that tend to create such institutions than
are mutual fund services.

Mutual Fund Directors Have Specific Responsibilities Regarding Fees

Because of the conflict of interest inherent in the organizational structure
of a typical mutual fund, fund directors have been tasked by law to oversee
fees charged to shareholders. These responsibilities regarding fees are
derived from both state and federal law. The primary federal statute
governing mutual fund activities, the Investment Company Act of 1940,
tasks fund directors with specific duties to review and approve the fees
their funds charge. Concerns over the level of fees led to amendments of
the act in 1970 that imposed additional responsibilities on fund directors,
placed a fiduciary duty on fund advisers, and granted investors the right to

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[7] Index funds invest in the securities represented in a broad-based index such as the Standard & Poor's Index.

sue advisers for charging excessive fees. A series of court cases interpreting this duty has served to clarify the information that fund directors review to determine if fees are excessive.

Federal and State Laws Provide Responsibilities for Mutual Fund Directors

Because mutual funds are typically organized as corporations, the laws of the states where the funds are incorporated also place various general duties on fund directors. These duties generally require them to act in the best interests of the shareholders they represent.[8]

In addition to the general duties imposed by state law, federal law provides specific responsibilities relating to the composition and duties of a fund's board of directors. The Investment Company Act of 1940 is the primary federal statute governing mutual fund operations, and it establishes various requirements and duties for mutual fund directors.[9]

Under the act, a mutual fund's board of directors is generally entrusted with protecting the fund shareholders' interests and policing conflicts of interest that might arise in connection with payment for services to the fund. Under section 15(c) of the act, the terms of any advisory contract and its renewal must be approved, in person, by a vote of a majority of the independent directors. The section also specifies that fund directors are to obtain and consider any information necessary to evaluate the terms of both advisory and underwriting contracts and that fund management must furnish this information to the directors. The requirement that directors obtain and review such information was added as a result of amendments in 1970 to the Investment Company Act of 1940.

In addition to the requirement that they approve the overall advisory contract and its fees, a mutual fund's directors are also required to review distribution fees. A fund is prohibited from using fund assets to pay for the sale and distribution of its shares unless it adopts a plan of distribution

[8] Under state law, directors are typically bound by duties of care and loyalty to the shareholders they represent. The duty of care requires directors to carry out their responsibilities in good faith and to exercise the degree of skill, diligence, and care that a reasonably prudent person would exercise in the same circumstances in the management of his or her own affairs. The duty of loyalty prohibits directors from benefiting personally from opportunities rightfully belonging to the company. This requires the directors to place the interests of the corporation above their own individual interests. State common law provides the "business judgement rule." This rule provides that directors will not be found liable for their actions, provided that they act reasonably and in good faith for the best interests of the corporation, even if their decisions turn out to be wrong.

[9] This discussion focuses on mutual fund directors' specific responsibilities regarding the fees their funds charge. The law also places various other responsibilities on fund directors that exceed those of the directors of a typical corporation. These additional responsibilities include approving the contracts between the fund and the adviser and the other service providers, approving trading practices, and monitoring investments in derivatives as well as other duties.

approved by the directors—known as a rule 12b-1 plan. Such plans must be approved by a majority of both (1) all of a fund's directors (both the interested and independent directors) and (2) the independent directors separately.

Fund Adviser Responsibilities Increased After Concerns Over Fees

Congress also tasked mutual fund advisers with additional fee-related responsibilities in 1970. The impetus for the 1970 amendments to the Investment Company Act arose primarily from findings of two studies of mutual fund operations done in the 1960s. One of the studies was by the Wharton School of Finance in 1962,[10] and SEC prepared the other in 1966.[11] The Wharton study found that mutual fund shareholders lacked bargaining power relative to the adviser, which resulted in higher fees.

In its study, SEC found that litigation by fund shareholders had been ineffective as a check on fund advisers because of the difficulty in proving that the adviser was charging excessive fees. The standard being used by most courts at the time was whether the fees charged by advisers represented a flagrant misuse of fund resources. Because of the difficulty of proving that fees charged met such a standard, SEC recommended that the Investment Company Act be amended to impose a reasonableness standard on fund advisers regarding the fees they charge. SEC noted that such a standard would clarify that advisers would charge no more than what would be charged if fees were negotiated on an "arm's-length" basis (i.e., as if between unrelated parties).[12]

However, the amendments to the Investment Company Act of 1940 did not contain SEC's reasonableness standard after objections to it were raised by industry participants, who feared that courts would substitute their judgment over that of fund directors. As a compromise, the legislation instead placed a fiduciary duty on the fund adviser regarding the fees it receives. Specifically, section 36(b) of the act[13] imposes on the adviser a fiduciary duty with respect to compensation or material payments the adviser or its affiliates receive from the fund. The statute does not further define the fiduciary duty imposed. Typically, under state common law, a

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[10] A Study of Mutual Funds: Prepared for the Securities and Exchange Commission, Wharton School of Finance and Commerce, University of Pennsylvania (Philadelphia, PA: 1962).

[11] Public Policy Implications of Investment Company Growth, SEC (Washington, DC: 1966).

[12] SEC also recommended that application of the reasonableness standard not be affected by shareholder or director approval of the advisory fee and that recoveries be limited to excessive compensation paid in the 2 years prior to commencement of an action.

[13] 15 U.S.C. §80a-35(b).

fiduciary must act with the same degree of care and skill that a reasonably prudent person would use in connection with his or her own affairs.

Section 36(b) also granted investors and SEC the right to bring claims in federal court against the adviser, the directors, officers, and certain other persons[14] for breach of fiduciary duty regarding the compensation or payment they receive from the fund. Investors have a 1-year period in which to bring suit, and damages are limited to fees received by the advisers within the prior year.[15] In reviewing such cases, section 36(b) directs the courts to give consideration as is deemed appropriate under all circumstances to board approval and shareholder ratification of the compensation or advisory contract.

Court Decisions Have Shaped Directors Responsibilities

Court decisions have played an important role in shaping the role of mutual fund directors regarding fees. Since 1970, various cases were filed under section 36(b), and the resulting decisions have served to provide specific guidelines for fund directors. These guidelines arise primarily from a Second Circuit Court of Appeals case decided in 1982.[16]

After the Investment Company Act was amended to give investors the right to sue advisers for charging excessive fees, a series of cases was brought under this new section of the act. However, section 36(b) of the act, which provides investors with the right to sue a fund adviser for breach of fiduciary duty regarding fees, does not contain specific standards for determining when such a breach has occurred. Instead, the federal courts adjudicating the claims brought by investors under 36(b) have developed standards for making such determinations. These standards focus on assessing whether a payment is excessive.

The key case that established the standard for determining whether a fund's fee is excessive was Gartenberg v. Merrill Lynch Asset Management Inc (Gartenberg). The shareholders in Gartenberg sued the investment adviser for breach of fiduciary duty with respect to its compensation. The shareholders of this money market fund claimed that given the fund's size and growth, the adviser's profits were excessive due to its disproportional

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[14] Section 36(b) authorizes excessive fee claims against officers, directors, members of an advisory board, investment advisers, depositors, and principal underwriters if such persons received compensation from the fund.

[15] Courts have held that section 36(b) is an equitable claim; therefore, plaintiffs do not have the right to a jury trial.

[16] Gartenberg v. Merrill Lynch Asset Management, Inc., 694 F.2d 923 (2d Cir. 1982), cert. denied, 461 U.S. 906 (1983).

fee. In Gartenberg the fee schedule called for payment of 0.50 percent (1/2 of 1 percent) of the fund's average daily value of net assets under $500 million and for various intermediate percentages as the value of the net assets increased down to 0.275 percent for assets in excess of 2.5 billion.[17] In dismissing the investors' claim of excessive profits, the district court emphasized that the principal factor in determining whether the adviser breached its fiduciary duty to the fund with regard to fees is to compare a fund's fees to the fees charged by other funds in the industry.

In upholding the district court's decision, the Second Circuit Court stated that to be guilty of a violation under section 36(b), the fee must be "so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." The Second Circuit Court disagreed with the district court's suggestion that the principal factor to be considered in evaluating a fee's fairness is the price charged by other similar advisers to funds they managed. The court stated that "the existence in most cases of an unseverable relationship between the adviser-manager and the fund it services tends to weaken the weight to be given to rates charged by advisers of other similar funds." The court further stated that since a fund cannot move easily from one adviser to another, advisers rarely compete with each other on the basis of fees and advisory contracts.

The court thus reasoned that although fund directors may consider the fees charged by similar funds, it indicated that other factors may be more important in determining whether a fee is so excessive that it constitutes a breach of fiduciary duty. These include

- the nature and quality of the adviser's services,
- the adviser's costs to provide those services,
- the extent to which the adviser realizes and shares with the fund economies of scale as the fund grows,
- the volume of orders that the manager must process,
- indirect benefits to the adviser as the result of operating the fund, and
- the independence and conscientiousness of the directors.

Since Gartenberg, additional cases have been decided that continue to apply the standards established by the Gartenberg court.[18] The court

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[17] Gartenberg v. Merrill Lynch Asset Management Inc., 528 F. Supp. 1038 (S.D.N.Y. 1981), aff'd, 694 F. 2d 923 (2d Cir. 1982), cert. denied, 461 U.S. 906 (1983).

[18] Schuyt v. Rowe Price Prime Reserve Fund, 663 F. Supp. 962 (S.D.N.Y.), aff'd, 835 F.2d 45 (2d Cir. 1987), cert. denied, 485 U.S. 1034 (1988); Krinsk v. Fund Asset Management, 715 F. Supp. 472 (S.D.N.Y.

decisions in <u>Gartenberg</u> and the cases that followed it, therefore, have served to establish the current expectations for fund directors regarding fees. As a result, regulators expect mutual fund directors to review the types of information the courts identified as important when assessing whether the fees their fund pays to its adviser are excessive. As noted above, among the information to be considered by directors is how their fund's fee structure compares to those of similar funds. Under such standards, independent directors are not required to seek the lowest fee. For example, SEC's chairman characterized these duties by stating that "[d]irectors don't have to guarantee that a fund pays the lowest rates. But they do have to make sure that the fees fall within a reasonable band" of other funds' fees.[19]

Opinions on Boards' Effectiveness in Overseeing Fees Vary

Opinions on mutual fund boards' effectiveness in overseeing fees varied. Some fund adviser officials depicted directors as assertive in reviewing fees, even seeking reductions and resisting fee increases. However, other industry participants expressed various criticisms of directors' effectiveness in overseeing the fees mutual funds charge, including that directors lack sufficient independence and that legal standards governing their actions are flawed. To address concerns over a potential lack of independence among mutual fund boards, SEC and others have various initiatives under way, but they are not likely to have a significant impact on fees because most funds already have them in place.

Fund Officials Say Boards Are Effective in Lowering Fees

Mutual fund adviser officials indicated that their boards of directors follow rigorous review processes when reviewing their funds' fees. Officials at several of the 15 mutual fund advisers we contacted described a rigorous process of review that their independent directors use to evaluate the investment management contract and to review fees. For example, officials at one fund adviser said that their board members are successful businessmen and women who are very knowledgeable about how the funds operate. The officials said that these directors obtain expert advice, when needed, with which to make their fee-related decisions.

Adviser officials told us that their fund directors often obtain data from independent sources, such as the industry research organizations Lipper and Morningstar, Inc. They told us that their directors also actively seek out other materials they need to help them do a thorough job of reviewing

1988), aff'd, 875 F. 2d 404 (2d Cir.), cert. denied, 493 U.S. 919 (1989); <u>Kalish v. Franklin Advisers</u>, 742 F. Supp. 1222 (S.D.N.Y. 1990), aff'd, 928 F. 2d 590 (2d Cir.), cert. denied, 502 U.S. 818 (1991).

[19] May 15, 1998 remarks before the Investment Company Institute, Washington, DC. See also <u>Krinsk v. Fund Asset Management</u>, 715 F. Supp. at 502-03.

fund costs. Several indicated instances where fees were lowered or fee raises were denied at the board's insistence.

Adviser officials we contacted indicated that their fund directors meet several times a year, and a committee of independent directors typically meets at least annually to discuss the investment adviser's contract and related fees. They said that they provide directors large amounts of information relevant to the investment management contract and fee schedule, and they include comparative fees paid by similar funds for these services. According to the adviser officials, independent directors typically review and deliberate on the information provided by the adviser before meeting with fund officials, consult with independent counsel on the terms of the proposed contract, and compare the fees they are being asked to approve with those of peer groups of funds. Adviser representatives depicted their funds' independent directors as tough negotiators who scrupulously review available information and then lower fees or refuse fee hikes when they feel such actions are warranted.

SEC examinations we reviewed cited few deficiencies relating to directors' role in evaluating fees. According to an SEC official, SEC examines all mutual fund families within a 5-year cycle. In our review of SEC examinations of 16 fund advisers conducted between 1995 and 1999, we found 3 instances citing deficiencies related to the directors' role in reviewing fees. Two stated that minutes of board meetings failed to indicate that certain factors had been reviewed or discussed, and one found that the directors for two funds in a particular family had not received information on certain expense information when they approved their investment advisory agreements.

Some Officials Criticized Directors' Effectiveness in Overseeing Fees

Various industry participants criticized mutual fund directors' effectiveness in overseeing fees charged for operating their funds. A primary criticism of mutual fund directors is that they lack sufficient independence and knowledge to effectively oversee the fund adviser's activities and fees. Such allegations have appeared in various press and magazine accounts. In addition, some of the industry participants we contacted raised similar criticisms. A private money manager told us that because a fund's investment adviser or an affiliate usually manages the fund, its independent directors cannot be truly autonomous in negotiating adviser fees and contracts. According to an industry analyst, a general lack of experience with mutual fund operations prevents independent directors from being as effective as they could be in keeping fees down. Because of their inexperience, the independent directors will often defer to the

opinions of the interested directors, who are also employees of the adviser, during the deliberations of the board.

Critics have also indicated that the legal standards applicable to directors' oversight of fees are flawed. One factor that directors consider is how their fund's fee compares to those charged by other similar funds. However, a private money manager stated that directors have no basis, therefore, for seeking a lower fee if their fund is charging fees similar to those of other funds. An industry analyst indicated that basing a fund's fees on those charged by similar funds results in fees being higher than necessary. He stated that although it is a safe way to set fees, in light of the Gartenberg standards, such practices do not contribute to lower fees.

SEC and ICI Proposed Reforms to Increase Director Independence and Knowledge

In response to criticism that independent directors on mutual fund boards may not be sufficiently independent of the adviser, SEC and ICI took steps to examine ways in which independent directors might be more autonomous.[20] In February 1999, SEC conducted 2 days of public discussions, with various industry participants and critics evaluating independent directors' responsibilities and ways in which they could more effectively carry them out. Shortly thereafter, ICI assembled an advisory group to identify and recommend best practices for fund boards to consider adopting.[21] In addition, in response to the SEC chairman's call for improved fund governance, a Mutual Fund Director's Education Council, chaired by a former SEC chairman and administered by Northwestern University, has been formed. The Council intends to foster the development of programs to promote independence and accountability in fund boardrooms.

In October 1999, SEC promulgated proposed rules to enhance the independence of certain mutual fund boards. SEC noted in its introduction to the proposed rules that in order to truly enhance the effectiveness and independence of all fund directors, the Investment Company Act would need to be amended, but SEC's recent attempts to achieve such changes by legislation were never enacted. As a result, SEC's proposal applies to funds that rely on exemptions granted by SEC of certain statutory conflict of

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[20] In 1992, SEC staff conducted a study of the regulation of investment companies to determine whether existing regulations imposed unnecessary constraints on funds and whether there were gaps in investor protection. As a result of this study, the staff recommended that the act be amended to require that the minimum proportion of independent directors be increased from 40 percent to a majority, that independent director vacancies be filled by the remaining independent directors, and that independent directors be given the authority to terminate advisory contracts. Notwithstanding the SEC staff recommendations, the legislation was never enacted.

[21] Enhancing a Culture of Independence and Effectiveness, ICI (Washington, DC: Jun. 24, 1999.

interest prohibitions.[22] According to SEC officials, almost all funds rely on one or more of these rule exemptions, and thus the proposal would apply to virtually all funds.

Under SEC's proposal, funds relying on any of these exemptions would be required to have independent directors who constitute either a majority or a super-majority (two-thirds) of their boards and who select and nominate other independent directors. In addition, if the independent directors use legal counsel, such counsel would be required to be separate from that used by the fund's adviser.

SEC's proposed rule amendments also would require funds to provide additional information to investors about fund directors. Under the proposal, funds would be required to provide investors with basic information about the identity and business experience of the directors, the extent to which the directors own shares of funds within the fund family, and any potential conflicts of interest.

These proposed rule amendments may not significantly affect the level of fees in the mutual fund industry. First, the rule proposals focused on enhancing director effectiveness and do not specifically address fees. SEC officials acknowledged that most funds already have a majority of independent directors on their boards. Officials at the 15 fund advisers we contacted also told us that the requirements they place on their boards already meet SEC's proposed changes. Most of them indicated that a majority of their boards are independent directors, they set their own compensation, and they nominate and select new independent members. In addition, they have separate outside counsel and advisors to help them evaluate the fees and contracts they are responsible for negotiating in the shareholders' best interests.

Others argue that even though many funds have these requirements in place, they should be required for all funds so that all investors have consistent protections. Some commenters to the proposed rule amendments stated that the proposed changes are burdensome and that SEC is attempting to do by regulation what it has been unable to achieve through legislation. Others claim that the proposal is a necessary measure to provide investors consistent protection. As of May 16, 2000, the amendments in the proposal had not yet been adopted.

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[22] Examples of these exemptive rules include Rule 12b-1, which permits the use of fund assets to pay distribution expenses; Rule 17a-8, which permits mergers between certain affiliated funds); and Rule 18f-3, which permits funds to issue multiple classes of voting stock.

Conclusions and Recommendations

Conclusions

Because of the unavailability of comprehensive data on costs advisers incurred operating mutual funds, we were unable to determine to what extent the growth in mutual fund assets during the 1990s provided advisers the opportunity to reduce fund expense ratios. We found that many large funds had reduced their operating expense ratios between 1990 and 1998, with the average fee among the largest stock funds declining by 20 percent. However, not all funds reduced their fees, including some that had grown by more than 500 percent during that period. These results also reflect the largest funds, whose advisers were most likely to have experienced economies of scale that would have allowed them to reduce these funds' expense ratios. In addition, our sample consisted primarily of the largest and fastest growing funds in the industry and thus may not reflect the characteristics and the trend in fees charged by other funds.

We also found certain limitations in the mechanisms that regulators currently rely on to influence fee levels. As with other financial products, regulators rely on competition as means of setting prices for products and services. However, competition in the mutual fund industry is not generally price-based and thus may not be strongly influencing fee levels.

Regulators also rely on fee disclosures to inform investors of the fees that funds charge. The information that is disclosed in mutual fund prospectuses and annual reports allows investors to compare the relative fees and expenses charged by differing funds. However, while mutual fund statements show the dollar amounts of any transaction fees deducted from shareholder accounts, they do not disclose the actual dollar amounts of each investor's share of the fund's operating expenses. Some officials we interviewed acknowledged that such information would reinforce the fact that investors are paying for mutual fund advisers' services. Including the dollar amount paid in fees along with each investor's account value would also put mutual fund statements on comparable footing with that of other financial services whose specific charges also routinely appear in confirmation and account statements. Fees stated in dollar terms, considered in conjunction with other relevant information such as investment goals, could spur investors to evaluate the services they receive from their funds in exchange for the fees being charged and to compare their funds' services and fees with those of other funds with similar investment objectives. Prominently and regularly disclosing to investors the specific dollar amount of operating expense fees each investor pays could also encourage more fee-based competition among fund advisers, as has occurred with brokerage commissions and other financial services.

To produce such information, fund advisers may have to make changes in their account management systems to collect and calculate information that is not currently maintained. Advisers and certain broker-dealers whose customers invest in mutual funds would also incur both one-time and ongoing costs. However, estimates for these costs did not appear to be inordinately high—with some estimates generally indicating that such costs might be a few dollars or less per investor. In addition, industry participants have already identified alternative, less costly, ways of calculating the dollar amount of fees paid by individual fund investors, such as by multiplying a fund's share value by its expense ratio and an average of the number of shares held by an investor during the prior period rather than by maintaining information on each investors actual daily share of expenses.

Another alternative means of disclosing dollar amounts of operating expense fees paid on individual investor statements would be to provide the dollar amount of fees paid for preset investment amounts, such as $1,000, which investors could use to estimate the amount they paid on their own accounts. In determining how such disclosures could be implemented, regulators will have to weigh the costs that the industry may incur to calculate fees for each investor against the burden and effectiveness of providing investors with the requisite information and having them be responsible for making such calculations on their own.

Regulators also rely on mutual fund boards of directors to serve as a check on the fees charged by the funds they oversee. Currently, fund directors annually review the fees of the funds they direct and, among other things, generally maintain their funds' fees within a reasonable range of fees charged by other funds. Opinions about fund directors' effectiveness varied, and regulators are taking steps to increase directors' independence from their funds' advisers. However, these steps are not likely to have a significant impact on fees because most funds already have many of the proposed reforms in place and their purpose is to generally enhance director effectiveness and did not specifically address fees. Our analysis of the largest funds' fees, which showed higher fee funds migrating to lower fee levels while lower fee funds generally retained their levels, is consistent with assertions that mutual fund directors are choosing to keep fees at a level comparable to those of other funds. Whether this level is appropriate for the industry is not known.

Recommendations

To heighten investors' awareness and understanding of the fees they pay on mutual funds, we recommend that the Chairman, SEC, require that the periodic account statements already provided to mutual fund investors

include the dollar amount of each investor's share of the operating expense fees deducted from their funds. This disclosure would be in addition to presently required fee disclosures. Because these calculations could be made in various ways, SEC should also consider the cost and burden that various alternative means of making such disclosures would impose on (1) the industry and (2) investors as part of evaluating the most effective way of implementing this requirement. Where the form of these statements is governed by NASD rules, SEC should require NASD to require the firms it oversees to provide such disclosures.

Agency and Industry Comments and Our Evaluation

We requested comments on a draft of this report from the heads, or their designees, of SEC and NASDR. In addition, we requested comments from the mutual fund industry association, ICI. Each of these organizations provided us with written comments, which appear along with our responses to individual comments in appendixes I through III. Additional technical comments from SEC were incorporated into this report as appropriate.

Overall, each of the commenting organizations agreed that our report raised important issues and contributed to the public dialogue on mutual fund fees. In his letter, the director of SEC's Division of Investment Management indicated that SEC staff agreed that investors need to be aware of and understand the fees that mutual funds charge. The letter also indicated that the SEC staff welcomed the report's recommendation and intended to consider it carefully. The vice president of NASDR's Investment Companies/Corporate Financing Department agreed in his letter that investors should consider fees, expenses, and other issues in addition to performance in making investment decisions.

However, the letters from the SEC, NASDR and ICI officials raised several issues about our report. ICI's letter notes that although promoting investor awareness of the importance of fund fees is a priority for ICI and its members, ICI officials had reservations about the account statement recommendation that investors periodically receive information on the specific dollar amounts of the fees deducted from their mutual fund accounts. Their concern was that this requirement could erode the value of the fee information currently provided in the prospectus and thus impede informed assessments of fee levels at competing funds, which could paradoxically diminish rather than enhance investors' overall understanding of fund fees.

We agree with ICI and the other commenters that the current disclosures made by mutual funds, which provide fund expense ratios expressed as a

percentage of fund assets and include an example of the likely amount of expenses to be incurred over various holding periods for a hypothetical $10,000 account, are useful for investors in comparing between funds prior to investing. The additional disclosure we recommend is intended to supplement, not replace, the existing disclosures, and should serve to reinforce to investors that they do pay for the services they receive from their mutual funds as well as indicate to them specifically how much they pay for these services.

SEC, NASDR, and ICI also commented on our observation that other financial products and services disclose specific dollar amounts for the fees charged to their users, but mutual funds do not. In their comments, these organizations generally indicated that not all charges are disclosed for other financial products and services; thus, the disclosures for mutual funds are not that dissimilar. For example, SEC noted that funds disclose to investors specific dollar charges subtracted from their accounts, such as for sales loads or account fees, but do not disclose the specific charges that are levied outside the account. SEC stated that this is similar to banks not disclosing the spread between the gross amount earned by the financial service provider on customer monies and the net amount paid to the customer.

We do not agree with the commenting organizations that mutual funds' lack of disclosure of the specific operating expenses to individual investor accounts is comparable to the practices of banks or other businesses that do not disclose the difference between their investment or operating earnings and the amounts they pay to the individuals who provided those operating or investment funds. Investors in mutual funds have in essence hired the adviser to perform the service of managing their investment dollars for them. The fees that the advisor and the other service providers deduct from the fund's assets represent the price of the services they perform. Although such fees are deducted from the fund overall, each individual investor's account is ultimately reduced in value by their individual share of these deductions. However, the specific amount of these deductions is not disclosed in dollar terms to each investor. In contrast, customers and users of other financial services, such as private money managers, banks, and brokerage firms, are told of the specific dollar amounts subtracted from their individual assets or accounts.

Customers who place money in savings accounts, bank certificates of deposit, or bonds are not purchasing investment management or financial transaction services as are mutual fund investors. Thus, customers placing money in those other investment or savings products are generally told

what the nominal returns will be, regardless of how the firm providing the product will use the customer's capital to conduct investment or operating activities intended to produce sufficient income to provide the promised rate of return to the customer. In such cases, customers are not entitled to the residual returns earned by their capital but instead are promised and paid a fixed return.

Furthermore, the fact that not all financial products provide information on all their charges to account holders does not reduce the likely usefulness of such information to the millions of mutual fund investors. Instead, independent evaluations of the usefulness of providing such information for those other products would be necessary to determine if similar disclosures would also benefit the users of those other products.

All three commenting organizations also generally questioned our finding that mutual funds do not compete primarily on the price of their services. SEC noted that although an argument could be made that more price competition should occur in the mutual fund industry, it is not completely absent. ICI emphasized that because funds report performance on an after fees and expenses basis, mutual funds do compete on the basis of their fees. NASDR stated that our draft report did not address the fact that mutual funds present performance net of expenses.

Our report notes that a mutual fund is required to disclose its performance net of fees and expenses; its performance is the primary basis upon which funds compete. However, competition on the basis of net returns may or may not be the same as competition on the basis of price. Separating the fee from the return would remind investors that a fee is embedded in their net returns. In addition, our report also notes that when customers are told the specific dollar amounts of the fees or charges, such as they are for stock brokerage transactions or bank checking accounts, firms in those industries appear to more frequently choose to compete directly on that basis, resulting in greatly reduced charges for such services. Implementing our recommendation to have such information provided to mutual fund investors could provide similar incentive for them to evaluate the services they receive in exchange for the fees they pay. Disclosing such information regularly could also encourage more firms to compete directly on the basis of the price at which they are willing to provide mutual fund investment services.

SEC and ICI also questioned the legal accuracy of some of the statements made by individuals we interviewed regarding the role of mutual fund directors in overseeing fees. The individuals we quoted were critical of the

director practice of setting their funds' fees only in relation to the fees charged by other funds; however, both SEC and ICI indicated that fund directors, by law, are required to review a wide range of information when assessing the fees charged by their fund advisor and other service providers.

We have added text to the report to indicate that comparing one fund's fees to those charged by other funds is not the only factor that directors are required to consider when evaluating fees. However, in the opinion of the individuals whose comments we cited, directors are primarily emphasizing such comparisons over the other factors they are also required to consider as part of their fee reviews. As a result, these individuals see directors as maintaining fee levels, or at least allowing fees to be lowered only to the extent that other funds are taking similar actions.

Furthermore, we recognize that a firm's comparison of the prices it charges with those its competitors charge is a legitimate and perfectly acceptable means for firms to evaluate their own business strategies. However, in the mutual fund industry, which competes indirectly on the basis of such charges, such comparisons may serve to maintain fees at a consistent level or allow them to be reduced only by amounts similar to those of other funds' reductions, as the individuals we interviewed stated. Although we did find that fees for many mutual funds have declined, we also noted in chapter 2 of our report that we were unable to determine if the growth in fund assets would have provided advisers the opportunity to reduce fees by even more.

Thomas J. McCool
Page 4

fund directors' hand in dealing with fund management, reinforce directors' independence and provide investors with greater information to assess directors' independence.

In June 1999, an advisory group of industry experts formed by the Investment Company Institute recommended a set of fifteen "best practices" for funds and their boards to consider.[2] Some recommendations were designed to enhance the independence of independent directors.[3] Other recommendations were designed to enhance the effectiveness of fund boards as a whole.[4]

Finally, in response to Chairman Levitt's call for improved fund governance, a Mutual Fund Directors Education Council has been created. The Council, chaired by former SEC Chairman David S. Ruder and administered by Northwestern University, will foster the development of programs to promote a culture of independence and accountability in fund boardrooms.

We believe that these mutual fund governance initiatives have and will continue to focus increased attention on the importance of directors performing their duties as effectively as possible, particularly in the critical areas of considering and approving the advisory contract and overseeing fund fee levels.

II.   General Comments on the Report

A.   Competition in the Mutual Fund Industry

Your report states that, "competition in the mutual fund industry is not generally price-based, and thus may not be strongly influencing fee levels...."[5] Although one certainly could argue that there should be more competition in the industry, it is hard to argue that there is an absence of price competition. The two largest fund groups are among the industry's low cost providers; and another large and well-funded low cost provider recently entered the industry. Low cost index funds have grown from less than 2% of stock fund assets in 1990 to 7% today. Directly marketed funds, which tend to have lower expenses, have increased their market share from 35% in 1990 to 46% today.

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[2] *Report of the Advisory Group on Best Practices for Fund Directors*, Investment Company Institute, June 24, 1999.

[3] For example, independent directors should comprise at least two thirds of the board; obtain qualified counsel who is independent from the fund's adviser; and meet separately from management when evaluating advisory and underwriting contracts.

[4] For example, fund directors should invest in funds on whose boards they serve and should periodically evaluate the board's effectiveness. New fund directors should receive appropriate orientation and all fund directors should keep abreast of industry and regulatory developments.

[5] Executive Summary, p.6.

Appendix I

Comments From the Securities and Exchange Commission

Note: GAO comments supplementing those in the report.text appear at the end of this appendix.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

May 10, 2000

Thomas J. McCool
Director. Financial Institutions
and Markets Issues
General Government Division
U.S. General Accounting Office
Washington, DC 20548

Re: · GAO Draft Report
Mutual Fund Fees: Additional Disclosure Could Encourage Price
Competition .

Dear Mr. McCool:

Thank you for the opportunity to comment on the General Accounting Office's draft report and assessment of mutual fund fees. The report provides a wide-ranging analysis of mutual fund fees and the market forces and regulatory requirements that impact those fees. I commend the GAO for contributing to the public dialog about this important matter.

The report raises important issues concerning the impact of mutual fund fees on investors. The major conclusion of the report is that additional disclosure could help increase investor awareness and understanding of mutual fund fees and, thereby, promote additional competition by funds on the basis of fees. The report recommends that the Commission require that periodic account statements include additional disclosure about the portion of mutual fund expenses that the investor has borne.

We agree that investors need to be aware of and understand the fees that mutual funds charge. The question to be answered, however, is how best to accomplish that goal. As the report points out, there are advantages and disadvantages of the report's recommendation and alternatives that need to be considered. We welcome the report's recommendations and suggestions, and will consider them carefully.

As you know, Congress and the Commission have sought to protect investors from excessive fees in two ways. First, the securities laws require full and complete disclosure of fees so investors can make informed decisions. Second, the Investment Company Act establishes procedural safeguards relating to the corporate governance structure of funds to protect against potential conflicts of interest, including those involving fees. In this regard, the Commission has taken many steps in recent years to protect the interests of shareholders. Below we summarize the recent initiatives.

Thomas J. McCool
Page 2

Following this summary are our general comments and observations concerning various issues addressed in the report.

I.   Recent Initiatives Relating to Mutual Fund Fees

        A.   Disclosure and Investor Education Initiatives

The primary focus of our disclosure effort has been to make fund fees and expenses more transparent to investors and to allow investors the ability to compare fees and expenses between different funds, as well as to educate investors about the importance of fees.

See comment 1.

In the 1980s, the Commission became concerned that the increasing variety of sales loads and other fund distribution arrangements could, unless uniformly presented, confuse investors. For that reason, since 1988 every mutual fund prospectus has included a fee table. The fee table is a uniform, tabular presentation that shows both charges paid directly by a shareholder out of his or her investment, such as front-end and back-end sales loads as well as recurring charges deducted from fund assets, such as management and rule 12b-1 fees. The fee table is accompanied by a numerical example that illustrates the total dollar amounts that an investor could expect to pay on a hypothetical investment if he or she received a 5% annual return and remained invested in the fund for various time periods. The fee table is intended to present fund investors with expense disclosure that can be understood easily and that facilitates an investor's comparison of expenses among funds.

In 1998, the Commission required the fee table to be included in a new plain English risk/return summary that appears in the front portion of all prospectuses. The risk/return summary functions as a standardized "executive summary" of key information about the fund. As part of these changes, the Commission increased the investment amount illustrated in the fee table example from $1,000 to $10,000 to reflect the size of a more typical fund investment and to approximate more closely the amount of fees and expenses that a typical investor would expect to incur over time. The Commission also improved the method of presentation for several items included in the fee table, including temporary expense reimbursements, fee waivers, and certain account fees paid directly by shareholders.

Most recently, the Commission proposed that mutual funds be required to report investment returns on an after-tax basis in prospectuses and shareholder reports. The proposal reflects the fact that taxes represent the largest single expense borne by many fund investors. Recent estimates suggest that taxes may reduce the average stock fund's total return by 2.5%, an amount larger than the expense ratios of most funds.

Although information about mutual fund fees has been made clearer and more readily available than in the past, the Commission remains concerned that many investors are not paying attention to information about fees. These concerns have prompted the Commission to mount an extensive investor education campaign to improve the financial

Thomas J. McCool
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literacy of investors. The Commission has published and posted on its website a
brochure about investing in mutual funds that contains a section on the importance of
fees. In town meetings and speeches to investors across the country. the Commission has
emphasized the importance of fees in evaluating mutual fund investments. The
Commission is a major sponsor of the Facts on Savings Campaign, a joint effort among
government agencies, financial industry associations, and consumer organizations to help
Americans of all ages and incomes to "get the facts" they need to save and invest wisely.[1]
The campaign includes information about mutual funds and the importance of fund costs
in determining the amount that will be accumulated for retirement or to meet other
financial goals. In January of this year the Commission issued an investor alert that
advises mutual fund investors to look at more than past performance, recommending, in
particular, that they assess a fund's costs which can have an enormous effect on
performance. To assist investors in assessing costs, the Commission posted on its
website a Mutual Fund Cost Calculator, an innovative interactive web-based tool that
investors can use to calculate the costs of mutual fund ownership. During the first quarter
of 2000, the calculator averaged over 8,500 hits per month – making it one of the most
frequented portions of the SEC website.

B.   Fund Governance Initiatives

Because independent directors play such an important role under the Investment
Company Act in approving the contract between the investment adviser and the fund, we
have undertaken a series of initiatives to strengthen their ability to perform that role.

In February 1999, the Commission hosted a two-day public Roundtable on the
role of independent fund directors. Participants included independent directors, investor
advocates, executives of fund advisers, academics, and legal counsel. One panel at the
Roundtable was entitled "Negotiating Fees and Expenses." The Roundtable served to
heighten the industry's awareness of the importance of directors in protecting the interests
of shareholders.

In October 1999, the Commission proposed new rules and rule amendments to
enhance the independence and effectiveness of mutual fund directors. One proposal
would require funds that rely on Commission exemptive rules to have independent
directors that constitute at least a majority of board members. Although, as you point out,
many fund boards currently have a majority of independent directors, our proposal would
strengthen the governance for the remainder that do not. Taken together, the rule
proposals (along with an accompanying interpretive release) are designed to reaffirm the
important role that independent directors play in protecting fund investors, strengthen

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[1] Other government agency sponsors include the Board of Governors of the Federal Reserve System, the
North American Securities Administrators Association, and the Federal Trade Commission. Other financial
industry and consumer sponsors include the American Association of Individual Investors, American Stock
Exchange, Bank Securities Association, Certified Financial Planner Board of Standards, International
Association for Financial Planning, Investor Protection Trust, National Association of Securities Dealers,
National Investor Relations Institute, Securities Industry Association, and the Security Traders Association.

Thomas J. McCool
Page 5

The fact that there are many non-price factors that appear to influence an investor's choice of a mutual fund (e.g., reputation of the adviser, historical performance, sales channel, level of customer service, investment objectives), so that fee and expense levels do not strongly influence this choice reflects typical behavior by consumers when they select financial services.

An additional factor not mentioned in the report is that, in addition to competing among themselves, mutual funds face strong competition from outside the fund industry. For example, due to the low cost of trading on-line, many investors now prefer to construct their own investment portfolios in lieu of relying on mutual funds. Exchange traded funds, a new pooled investment vehicle sponsored by large brokerage firms and stock exchanges, offer low costs and the ability to buy and sell shares at any time during the day at the current market price. Advances in technology enable investment advisers and broker-dealers to extend individual account management services to customers with much smaller accounts than had been economically feasible in the past. Individual accounts allow for more personalized investment management and tax planning services than are possible in a pooled vehicle such as a mutual fund. These changes in the market place are likely to put further pressure on funds as they strive to remain competitive.

B.   Analysis of the Largest Funds

The report correctly points out that existing studies regarding mutual fund fees reach somewhat contradictory conclusions and that some of these studies' methods have been questioned. Thus, the report describes the analysis that you conducted concerning trends in expense ratios based upon data concerning 77 of the largest mutual funds that grew faster than the average fund in the industry.

We note that your results show that asset growth usually resulted in lower expense ratios and are generally consistent with other data we have studied, which tend to confirm that so-called "economies of scale," at least in many cases, are being passed on to fund shareholders.

C.   Mutual Fund Directors Required to Review Fund Fees

The report discusses the fact that, under the Investment Company Act of 1940, fund directors are required to review and approve the compensation paid to the fund's adviser. In your discussion of directors' effectiveness in fulfilling these duties, there are a couple of sentences in the report attributed to private money managers and others stating that directors can fulfill their obligations by ensuring that a fund's fees are within a range of similar funds. While these statements may be their personal opinions, we believe the statements are incorrect both as a matter of law and as a matter of practice.

As your report discusses in Chapter 6, case law concerning the obligations of directors in approving the advisory contracts requires directors to consider much more than whether the fees are within the range charged by other similar funds, including the

Thomas J. McCool
Page 6

nature and quality of services provided by the adviser, the advisor's costs, and any economics of scale from managing additional assets. Additionally, our inspections of funds confirm that directors generally are diligent in performing their obligations and do consider many factors in determining whether to approve an advisory contract. Moreover, we note that our corporate governance proposals would require fund registration statements to disclose the factors considered by fund directors when they approved the fund's contract with its investment adviser. We are concerned that a reader of your report may be misled as to how directors fulfill their obligations. Accordingly, we believe that the report should make clear that directors are required to consider more than what other funds charge, and in fact do so.

D. Expense Comparisons Among Funds

One important issue that is not discussed in the report relates to the difficulty of comparing the expense ratios of different funds. Sometimes all of the services provided as part of the process of investing in the fund are bundled into the fund's expense ratio. Other times, the expense ratio excludes the cost of certain services, such as marketing and/or financial advice, because they are paid separately by each individual shareholder.

For example, an investor who is very concerned about costs and willing and able to do his or her own financial planning would likely invest in a low cost fund. A second investor that is less knowledgeable and/or less price sensitive may prefer to pay extra money for more services. If this investor purchased a mutual fund after obtaining financial advice from a broker-dealer, insurance company, or bank, the fund's costs would likely be different because the advice might be paid for by payment of a sales load or a rule 12b-1 fee. If the purchase were made pursuant to a wrap fee program, the fund's costs would be lower because the advice would be paid for separately by the investor. Alternatively, this investor could pay separately for advice from a fee-only financial planner and then invest directly in a low cost fund.

E. Expense Comparisons to Other Financial Services

A major theme of the report is that mutual funds do not provide fee information comparable to that provided by other financial service providers.[6] In particular, the report notes that although customer fees for other financial services are often disclosed in specific dollar amounts, mutual fund shareholders do not receive information about the dollar amount of fund operating expenses attributable to their shares.

As noted in the report, mutual funds differ from most financial services with respect to the way in which services are delivered and paid for. Most financial services are provided by a financial firm (bank, securities firm, insurance company) directly to the

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[6] Mutual funds are compared to bank deposit accounts, bank trust services, investment advisory services provided by individual investment advisers, wrap accounts, purchases of stocks, bonds and other securities, and purchases of real estate.

Thomas J. McCool
Page 7

customer. Mutual fund services are provided by an entity (the fund) separate and distinct from the financial firm that is its sponsor. As a separate entity, the fund not only bears its own expenses, it is owned by the "customer."

We believe that the fee information provided by mutual funds and by other types of financial services is nevertheless, quite similar. Like other financial services, mutual funds provide information about the dollar amount of fees they charge directly to an individual account. For mutual funds, this includes sales loads, redemption fees, account fees, and other charges levied directly on shareholder accounts. For other financial service providers, this includes itemized fees on deposit accounts, brokerage commissions on stock transactions, fees charged by individual investment advisers, broker commissions on real estate transactions, and similar fees.

Like other financial services, mutual funds do not provide information about expenses incurred outside the account. For mutual funds, this includes the investment advisory fees and all other expenses paid out of fund assets. For other financial services, for example, this includes the spread between the gross amount earned by the financial service provider on customer funds and the net amount paid out to the customer.

F.   Disclosure Concerning Fees Paid by Investors

See comment 2.

The Commission's approach to disclosure has been to ensure that investors receive information about fees that allows the investor to make an informed decision prior to making a purchase, as well as after becoming a fund shareholder. In addition to the information provided to a prospective investor before the purchase (as described above) the Commission's rules also require that investors receive ongoing information about expenses after they have made a purchase. First, investors receive annual and semi-annual reports that disclose the actual expense ratio of the fund. Second, investors receive an updated prospectus on an annual basis that includes a fee table and a fee example. The fee information in the prospectus is generally based upon actual fees that the fund paid in the prior year. While reports to shareholders and updates to prospectuses are mentioned in the report, we believe it should be noted that mutual fund investors under current regulations receive and have access to information on an annual basis which enables them to assess and understand the fees they bear and to effectively compare the fees of funds.

•   •   •   •   •   •   •   •   •

We recognize that investors need to be further educated about the fees and expenses that mutual funds charge. As part of our responsibilities in regulating mutual

Thomas J. McCool
Page 8

funds, we will consider the recommendations in your report very carefully in determining how best to inform investors about the importance of fees. Again, thank you for the opportunity to comment on your report.

Sincerely,

Paul F. Roye

The following are GAO's comments on the Securities and Exchange Commission's May 10, 2000, letter.

GAO's Comments

1. The Securities and Exchange Commission (SEC) described various changes since the 1980s to the fee disclosures that mutual funds are required to make. To acknowledge this, we have added a footnote to our discussion of the currently required disclosures that describes some of the changes made to these disclosure requirements over time.

2. SEC stated that our report should note that the current disclosure does provide investors with access to information on an annual basis that enables them to assess and understand the fees they bear and to effectively compare fees. We agree that disclosure of such information is currently required, and we have added additional language to our report to clarify that these disclosures are made annually. However, these disclosures present fund expense ratios as a percentage of fund assets and include an example of the likely amount of expenses to be incurred over various holding periods for a hypothetical $10,000 account. Furthermore, these reports are provided to investors only semiannually. Although investors can use this information to compare among funds, the additional disclosure we recommend is intended to supplement, not replace, the existing disclosures, and should serve to reinforce to investors the fact that they do pay for the services they receive from their mutual funds. The specific dollar amounts we recommend that funds disclose should also have the added immediacy of being unique to each investor and his or her account. By disclosing these additional dollar amounts on investors' quarterly account statements, funds will provide fee disclosures to investors more frequently than they currently do.

Comments From the National Association of Securities Dealers Regulation, Inc.



REGULATION
An NASD Company

Thomas M. Selman
Vice President
Investment Companies/Corporate Financing

NASD Regulation, Inc.
1801 K Street, N.W., Suite 800
Washington, D.C. 20006-1500
202 728 8068
Fax 202 974 2732

May 8, 2000

Thomas J. McCool
Director, Financial Institutions and Markets Issues
U.S. General Accounting Office
Washington, D.C. 20548

Dear Mr. McCool:

Thank you for allowing us the opportunity to comment on your draft report entitled <u>Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition</u> (April 19, 2000) (the "Report"). We have summarized in bullet form below our overall comments on the Report's recommendation, as well as certain technical comments on the Report. We would be happy to discuss our comments with you at your convenience.

As we have discussed, NASD Regulation shares your concern that some investors may "chase" performance, and we agree that investors also should consider fees, expenses and other issues when making an investment decision. We would be happy to work with you and your staff on these important policy questions.

I.   Overall Comments on Report's Recommendation

• The Report concludes that "unlike many other financial products and services where the dollar amount paid by the customer is clearly and regularly disclosed, mutual fund disclosures do not include the actual dollar amounts of the fund fees individual investors pay."[1] Based on these conclusions, the Report recommends that the Securities and Exchange Commission and NASD Regulation, Inc. require mutual funds and certain broker/dealers to provide in periodic account statements "the dollar amount of mutual fund fees each investor paid . . . in addition to presently required fee disclosures."[2]

• The Report's recommendation raises several issues:

Now on p. 96.

Now on p. 97.

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[1] See Report, Chap. 7, pp. 1-2.

[2] See Report, Chap. 7, p. 5.

Thomas J. McCool
May 8, 2000
Page 2

See comment 1.

- First, the Report seems to assume that mutual funds impose ongoing fund operating expenses, such as Rule 12b-1 fees and advisory fees, at the account level. In fact, funds impose these expenses at the entity level. Moreover, NASD member broker/dealers are generally required to send at least quarterly to all customers account statements that detail, among other things, all charges and debits imposed at the account level.

See comment 2.

- Second, the Report's recommendation may be difficult, if not impossible, to implement. Aside from the fact that mutual funds do not perform the shareholder-level accounting envisioned by the proposal, many broker/dealers would not have access to the information about the mutual fund's expenses necessary to comply with these rules.

- Third, the Report seems to conclude that mutual fund markets are less than competitive because investors base their investment decisions more on performance than on the level of mutual fund fees. We share the concern that some investors may place too much reliance on past performance, and we agree that they also should consider other issues, such as a fund's fees and expenses. However, investors who focus solely on low expenses (such as some money market fund investors) may sacrifice performance that they might obtain if they were to consider other factors, such as a fund's investment objective and the quality of the fund adviser's investment management.

See comment 3.

- Fourth, the Report seems to assume that other financial intermediaries provide full disclosure of itemized expenses that reduce the return on customers' investments. Rules governing these institutions may require them to provide certain disclosures in periodic account statements regarding account-level fees. However, these rules do not require disclosure of the dollar amount of operating expenses incurred at the entity level that reduce the return a customer earns on his or her investment. Similarly, the rules governing other unregistered collective investment vehicles, which operate analogously to mutual funds, do not require (and the GAO does not propose to require) disclosure of customer-specific entity-level expenses.

- Fifth, the Report does not address the fact that mutual funds present performance information net of expenses. Other financial intermediaries are cited as models for disclosure, without discussing the fact that these intermediaries frequently advertise performance numbers that do not reflect the fees charged to customers.

II. Other Technical Comments on Report

Now on p. 27; see comment 4.

- Chapter 1, page 7. The Report states that "NASD rules prohibit funds from charging a front-end load that exceeds 8.5 percent of the initial investment. Some mutual funds, known as 'no-load' funds, do not have sales charges." These sentences require some clarification.

Thomas J. McCool
U.S. General Accounting Office
May 3, 2000
Page 2

that charged less than the industry average. Moreover, in recent years, the typical equity fund investor has paid annual fees that were about one-third less than the average equity fund charged, indicating a strong investor preference for lower-cost funds.

Equally important, because funds compete fiercely on the basis of net performance, they have an incentive to keep fee levels as low as possible. A small difference in performance can affect a fund's competitive standing, which in turn substantially impacts the fund's ability to attract additional investments. The report would, in our view, better reflect both the competitive nature of the market and shareholder behavior if these facts were included.

Fund Advisers' Revenues are not Equivalent to Total Fee Revenues

See comment 2.

Our second comment arises from the draft report's apparent assumption that "total fee revenues" are the same as the revenues of fund investment advisers. The ICI data on "total fee revenues" (from which this observation is drawn) includes fees paid not only to fund investment advisers, but also to third parties, such as shareholder servicing, 12b-1 and custodial fees. These fees cannot accurately be described as revenues of the adviser. More important, data from various fund information providers indicates that advisory and administrative fees received by fund advisers are diminishing as a percentage of total fee revenues, and now typically account for only 50 to 60 percent of total annual fund expenses. This fact appears to significantly impact the draft report's observations about fund asset and adviser revenue growth rates. The draft report suggests that these growth rates have been similar for the past decade. Instead, a more accurate finding would be that advisers' revenues have grown more slowly than both overall fund expenses and assets.

Mutual Fund Directors Have Contributed to Broad Based Fee Reductions

See comment 3.

Third, the draft report lists many of the legal duties of mutual fund directors in overseeing fees. These governance responsibilities are unique, go well beyond what is expected of typical corporate directors, and were specifically designed by the authors of the Investment Company Act to provide safeguards for fund shareholders. Because fund directors play such an important role in fund governance, we believe additional discussion of these qualities is merited. We are not aware of any other competitive industry – in the world of financial services or outside it – in which a firm is required to have an independent body annually review the "price" the firm wishes to charge for its products or services. One individual apparently suggested to GAO staff that fund directors have served to increase rather than reduce fee levels, contending that directors only consider the fees charged by similar funds. This individual's claim was presented without any supporting evidence, and is contradicted directly by the applicable legal standards governing the work of directors. These legal standards require directors, as fiduciaries, to always act on shareholders behalf and to consider carefully a broad range of specific factors when reviewing fees. The claim also overlooks the fact that fund advisory fees can only be increased if approved by the fund's shareholders, as well as by the directors, including a majority of the independent directors. Finally, the individual's claim is contradicted by the various studies, now including GAO's draft report, that show mutual fund fees declining. GAO's data shows that 70 percent of the largest mutual

Thomas J. McCool
U.S. General Accounting Office
May 3, 2000
Page 3

funds reduced their total operating expense ratio between 1990 and 1998. As noted earlier, of the funds in this group that experienced significant asset growth in the 1990s, 89 percent experienced fee reductions.

Mutual Fund Fee Disclosure Is Unsurpassed

See comment 4.

Fourth, an area that should be clarified is the draft report's assessment of the disclosure practices of competing financial services products. The draft report asserts that, unlike mutual funds, most other financial services disclose "specific dollar amounts of all fees paid." With all due respect, we do not believe that this assertion is supportable. To cite just two types of financial services listed in the draft report, we are not aware of any bank in the country that discloses to depositors the amount of the spread that the bank earns on a depositor's balances in savings and checking accounts. We are also not aware of any brokerage firm that discloses routinely the mark-up charged to investors when selling securities. And we are not aware of any other financial product that, like mutual funds, is required to aggregate all of its fees in order to promote comparability and easy understanding.

We believe very strongly that the mutual fund fee table provides the most comprehensive and understandable disclosure of fees in the financial services world. The fee table – which must be prominently presented in the front of every fund prospectus – was recently made even simpler for investors by the Securities and Exchange Commission following the most exhaustive field-testing ever undertaken by that agency. The fee table lets fund investors easily compare all of the costs of competing mutual fund investments on an apples to apples basis. We believe the draft report should reflect the SEC's significant efforts in this area.

In our view, mutual funds disclose far more than other financial products because they provide investors with a precise expense ratio, which allows for exact cost comparisons of annual fees for thousands of competing mutual funds. Funds also provide investors with a standardized hypothetical, which shows in dollars and cents the exact impact that a fund's annual fees and sales charges will have on a $10,000 investment over 1, 5 and 10 year periods. No other financial product provides disclosure that is this comprehensive, and we were disappointed to see the draft report suggests otherwise.

Requiring Even More Fee Disclosure Could Be Counterproductive

Finally, notwithstanding the decline in fund fee levels and the shareholder preference for lower cost funds noted earlier, the draft report states that additional government regulation is needed to make investors more aware of mutual fund fees. The draft report states that awareness of fund fees might be heightened if fund companies were required by the SEC or NASD Regulation to include customized fee information on shareholder account statements.

Promoting investor awareness of the important role fees can play in long term financial planning is a priority for the Institute and its members. We have a long history of supporting investor awareness proposals and will continue to do so, but we have reservations about the account statement recommendation. Our reservations stem from our concern that this

Thomas J. McCool
U.S. General Accounting Office
May 3, 2000
Page 4

requirement could erode the value of the standardized, all-inclusive fee information in the prospectus and thus impede informed assessments of fee levels at competing funds. Paradoxically, this could diminish rather than enhance investors' overall understanding of fund fees.

The Institute appreciates the opportunity to offer comments on a few of the more significant issues in the draft report. As noted in your letter, we would welcome the chance to meet with you to provide additional comments.

Very truly yours,

Matthew P. Fink

The following are GAO's comments on the Investment Company Institute's May 3, 2000, letter.

GAO Comments

1. The Investment Company Institute (ICI) notes that our report indicates that mutual funds compete primarily on the basis of investment performance but gives less prominent attention to the fact that mutual funds disclose their performance after fees and expenses have been deducted. ICI states that as a result, investors who consider performance are indirectly taking into account the impact of fees on returns. ICI also states that this indirect consideration appears to be highly relevant to shareholder investment decisions because, as of year-end 1999, more than 78 percent of shareholder accounts and 86 percent of shareholder assets were invested in equity mutual funds that charged less than the industry average. Finally, ICI states that by competing on the basis of net performance, funds have an incentive to keep fee levels as a low as possible because small differences in performance can affect a fund's competitive standing.

At the beginning of each discussion of how funds compete, our report notes that funds are required to disclose performance net of fees. However, competition on the basis of net returns may or may not be the same as competition on the basis of price, and such indirect competition may not result in the same level of fees as could likely result from more direct fee-based competition. As we noted in chapter 5 of the report, the charges associated with other financial services, such as bank checking accounts and stock brokerage, which are generally disclosed in dollar terms to the users of these services, have been subject to vigorous competition directly on the basis of these costs, which has resulted in lower charges for many consumers. In addition, we noted that loads, which are disclosed in investor statements, have also declined over time. In addition, because past performance is not an indication of future returns, relying on such disclosures alone would not be sufficient for ensuring that adequate competition is occurring on that basis.

The statistics that ICI cites in its letter regarding the majority of mutual fund shareholders invested in funds charging fees lower than the industry average is based on a calculation of the simple average fees charged by funds in the industry. As we note in chapter 3 of our report, calculations using simple averages of mutual fund fees are biased upwards by the growing proportion of new funds, funds investing in foreign securities, and other funds that tend to have higher expense ratios than older funds investing in domestic securities. Therefore, finding that most investors are invested in funds charging less than such an average is not sufficient

evidence to indicated that fund investors overall are highly fee-conscious, particularly in light of surveys we reviewed that indicated that investors generally considered fees to be less important than other factors in making their investment decisions. In addition, although ICI's studies reported that some investors are increasingly investing in lower fee funds does not obviate the need for more explicit disclosure of fees and the increased competition that could result.

2. ICI noted that our draft report assumed that total fee revenues were the same as the revenues of fund investment advisers. ICI states that the expense ratios deducted from fund assets include amounts that are used to compensate not only the fund adviser but also other entities for shareholder servicing, marketing (12b-1 fees), and other services. ICI's letter also notes that adviser fees now typically account for 50 to 60 percent of fund expense ratios. It further states that the report suggests that the growth rates of fund assets and adviser revenues have been similar in the 1990s. ICI indicates that a more accurate finding would be that advisers' revenues have grown more slowly than both overall fund expenses and assets.

Although our report previously acknowledged that the expense ratio includes fees charged for various purposes, we have added additional text where appropriate to indicate that the fees deducted from fund assets represent revenue to more entities than just the fund advisor. However, all fees, regardless of which entities receive them as revenue, are deducted from investor assets; thus, our overall conclusion that such fees and assets grew at comparable rates remains accurate.

3. ICI commented that the duties that mutual fund directors have regarding the fees funds charge exceed those of typical corporate directors. ICI emphasized that these duties are unique and were specifically designed to provide safeguards for fund shareholders. ICI notes that one of the individuals with whom we spoke about mutual fund directors appears to have suggested that mutual fund directors' activities may be serving to increase fees by evaluating a fund's fees in light of those charged by other funds. ICI states that directors, as fiduciaries, are legally required to act on shareholders' behalf and to consider a broad range of specific factors when reviewing fees. ICI indicates that the individual's claim is also contradicted by various studies, including our own, that found fees have declined.

ICI has identified various duties placed on mutual fund directors that exceed those of the directors of a typical corporation, and we have added

a footnote in chapter 6 to acknowledge these additional responsibilities. However, as our report points out, these additional duties, particularly those related to the approval of the advisor's contract and its fees, arise because of the potential conflicts of interest between fund shareholders and the adviser. As a result, the independent directors are required to review and approve the fund's contract and fee arrangement with the adviser.

Congress intended that the independent directors of mutual funds serve as a check on the adviser because of the conflicts between the interests of the adviser and fund shareholders. However, the critics of fund directors whose comments we cited are of the opinion that directors are placing primary emphasis on comparing their funds' fees to those of other funds rather than the other factors that directors are required to consider as part of their fee reviews. Therefore, these individuals see directors as maintaining fee levels, or at least allowing fees to be lowered only to the extent that other funds are taking similar actions. Although we did find that fees for many mutual funds have declined, we also noted in chapter 2 of our report that we were unable to determine if the growth in fund assets would have provided advisers with the opportunity to reduce fees by even more than they had. Furthermore, a firm comparing the prices it charges its customers to those charged by competitors is a legitimate and perfectly acceptable means for such firms to evaluate their own business strategies. However, in an industry that only indirectly competes on the basis of such charges, such an activity may serve to maintain fees at a consistent level or allow them to be reduced only to the extent that other funds reduce theirs, as the individuals we interviewed stated.

4. ICI commented that the assertion in our report that unlike mutual funds, most other financial services disclose the specific dollar amounts of all fees paid is unsupportable. As an example, ICI states that no bank it is aware of discloses to depositors the amount of the spread that the bank earns on a depositor's balances in checking or savings accounts. ICI states that the fee disclosures required of mutual funds are the most comprehensive and understandable in the financial services world. It also notes that these disclosures have been recently made simpler by the Securities and Exchange Commission.

We agree with ICI that the currently required disclosures are comprehensive and reasonably understandable. In response to this comment by ICI and others on the draft report, we have added a footnote that discusses some of the recent changes to the disclosures we describe in our report.

Although the disclosures that mutual funds make are comprehensive and useful for investors in comparing the relative fees charged by different funds, the information in them discloses fees in percentage terms and uses hypothetical examples, which are less direct indications of the specific prices charged to any one investor. In our report, we cite five examples of other common financial services or transactions with which most mutual fund investors are also likely to be familiar, such as checking accounts, stock brokerage, or bank trust services. These services disclose in periodic statements the specific fees in dollars charged to customers. As we point out, mutual funds do not similarly provide specific dollar amounts of charges on the periodic statements they provide to individual investors.

GAO Contacts and Staff Acknowledgments

GAO Contacts

Thomas J. McCool, (202) 512-8676
Cody J. Goebel, (202) 512-7329

Acknowledgments

In addition to those named above, Michael Burnett, Suzie Bright, Melvin Thomas, Darlene Wall, and Desiree Whipple made key contributions to this report.

United States
General Accounting Office
Washington, D.C. 20548-0001

Official Business
Penalty for Private Use $300

Address Correction Requested



(233592)

Statement of John C. Bogle

Founder and Former Chief Executive of the Vanguard Group and
President of the Bogle Financial Markets Research Center
Before the United States Senate Governmental Affairs
Subcommittee on Financial Management, the Budget,
and International Security
January 27, 2004

Good morning, Chairman Fitzgerald and members of the Subcommittee. Thank you for inviting me to speak today.

March 21, 2004, less than two months from today, will mark the 80th anniversary of America's first mutual fund. Organized in Boston, Massachusetts Investors Trust (MIT) was a Massachusetts trust managed by its own trustees, who held the power "in their absolute and uncontrolled discretion" to invest its assets. The trustees were to be compensated at "the current bank rate for trustees," 6% of the investment income earned by the trust.

Our industry began, then, with the formation of a truly *mutual* mutual fund, one organized, operated and managed, not by a separate management company with its own commercial interests, but by its own trustees; compensated not on the basis of the trust's *principal*, but, under traditional fiduciary standards, its *income*.

We use the word *Alpha* to describe the first event in a series, and the word *Omega* to describe the last event, the end of the series or its final development. To state what must be obvious, however, MIT's Alpha was followed by the development of a very different mode of fund organization. Today, the industry's almost universal *modus operandi* is not individual *funds* but fund *complexes;* they are managed not by their own trustees but by external corporations; they encompass not only investment management but also administration, operations, distribution, and marketing. The model of the 1924 Alpha *mutual fund*, then, has been replaced

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Note: The opinions expressed in this speech do not necessarily represent the views of Vanguard's present management. Much of the material in this statement was included in a presentation before the Boston College School of Law on January 21, 2004.

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by the 2004 Omega mutual fund *complex*—a term that, all those years ago, would have somehow seemed jarring or inappropriate.

But "the national public interest and the interest of investors"—the focus of our industry's guiding statute, the Investment Company Act of 1940—precludes our acceptance of today's almost universally-accepted industry structure—today's Omega model—as the end of mutual fund development. Why? Because the reality is that this structure has been shaped, increasingly and almost unremittingly, to *serve* the interest of fund managers, a *disservice to* the public interest and the interest of fund shareholders.

Sharply rising fund costs have widened the shortfall by which fund returns have lagged the returns earned in the financial markets; the age-old wisdom of long-term investing has been importantly crowded out by the folly of short-term speculation; and "product marketing" has superceded investment management as our highest value. The recent fund scandals provide tangible evidence of the triumph of managers capitalism over owners capitalism in mutual fund America, an unhappy parallel to what we have observed in corporate America itself.

These developments are indisputable, and they fly in the face of the very language of the Investment Company Act: Mutual funds must be "organized, operated, and managed" in the interests of their shareowners rather than in the interests of their "investment advisers and underwriters (distributors)"—a policy now honored more in the breach than in the observance. It is high time for a *new* Omega, an industry structure that would, paradoxically enough, parallel the Alpha structure under which MIT was created nearly eighty years ago.

The Development of MIT

Almost from its inception, MIT was a remarkable success. While in its first few years the going was slow, assets had soared to $3.3 million by the end of 1926. As the boom of the late 1920s continued, it flourished. It earned a return of 88% for its investors in 1926-28, only to lose 63% of their capital in the bust that followed in 1929-1932. But as the market recovered, its assets grew apace—to $128 million by 1936, and to $277 million by 1949, the largest stock fund in the industry throughout that entire period. MIT would maintain that rank until 1975, when its assets reached a total of $1.15 *billion*—a truly amazing half-century of preeminence.

To its enviable status as both the oldest and largest mutual fund, MIT added the luster of consistently ranking as the lowest-cost fund. Its trustees soon reduced that original 6% fee to 5% of income, and then, in 1949, to 3.5%. Measuring its costs as a percentage of fund assets (now the conventional way we report expenses), the Trust's expense ratio fell from 0.50% in the early years to 0.39% in 1949, to a fairly steady 0.19% during 1960-1969. During that entire period MIT was publicly-offered through stock brokers by an underwriter originally named Learoyd-Foster, later to become Vance, Sanders & Co. Managed by its own trustees and unaffiliated with its distributor, the truly mutual structure of Massachusetts Investors Trust played a major role in its sustained leadership of the industry.

As 1969 began, then, MIT was an industry maverick. It stood for trusteeship, and did not engage in salesmanship. It kept its costs at rock-bottom levels. Its portfolio was broadly diversified and had little turnover. It invested for the long-term, and so did the shareholders who purchased its shares. And while virtually every other fund in the industry operated under the conventional structure with an external "management company" assuming full responsibility for its operations, investment advice, and share distribution in return for an *asset*-related—not *income*-related—fee paid by existing investors and a share of the sales loads paid by its new investors, MIT held to its own high standards and prospered—a success story, in its own way, for the idea that mutuality worked.

MIT – From Alpha to Omega

During 1969, however, the structure changed. The trustees solicited proxies from the shareholders of MIT (and its sister fund, Massachusetts Investors Growth Stock Fund—originally named "Massachusetts Investors Second Fund") for the approval to "demutualize" and adopt the conventional external management structure. When the shareholders approved the proposal, the Trust became a member of a fund family that adopted the name "Massachusetts Financial Services" (MFS). If MIT was a fund that for nearly a half-century had stood for something unique, in 1969 it became one of the crowd.

Was that change from Alpha to Omega good or bad? We can say unequivocally that, in terms of the fees it generated for its managers, it was *good*. We can also say unequivocally that in terms of the costs borne by its shareholders, it was *bad*. That 0.19% expense ratio in 1968 doubled to 0.39% in 1976, and doubled again to 0.75% in 1994, continuing to rise to 0.97% in 1998 and to 1.20% in 2003. **Exhibit 1**. And that old limit of 3.5% of income the trustees put into

place in 1949? It was long gone. In 2002, in fact, MIT's expenses consumed precisely 80.4% of the trust's income.



But these ratios greatly *understate* the increase in the Trusts' costs. For even as its assets were growing, so were its fee *rates*, resulting in enormous increases in the *dollar amounts* of fees paid. With assets of $2.2 billion in 1969, MIT's management fees (including some relatively small operating expenses) totaled $4.4 million. **Exhibit 2.** Even a decade later in 1979, although the Trust's assets had *declined* by 50% to $1.1 billion after the 1973-74 market crash and the troubled times faced by the fund industry, fees had actually *risen* to $5.2 million. In 1989, with assets at $1.4 billion, fees continued to rise, to $6.3 million. And in 1999, when assets soared to $15.6 billion, fees totaled $158 million. While the Trust's assets had grown *seven-fold* since MIT demutualized in 1969, its fees had increased *36 times* over. (Assets slumped to $6.5 billion last year, with fees totaling nearly $80 million.)



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MIT's Long-Term Investment Record

What effect did the new structure have on MIT's shareholders? It is not difficult to measure. For MIT was the prototypical mutual fund, widely-diversified among about 100 blue-chip stocks and, unsurprisingly, provided returns that closely paralleled those of the Standard & Poor's 500 Stock Index (a 90-stock index until 1957), with an average correlation (R^2) of 0.94 that has remained remarkably steady over its entire 80-year history. Given the tautology that the gross return of the stock market, minus the costs of financial intermediation, equals the net return earned by market participants, it would be surprising if the rising costs that followed MIT's demutualization was not accompanied by a deterioration in the returns enjoyed by its shareowners.

No surprise, then. The Trust's relative returns declined. During its mutual era (1925-1969), the Trust's average annual return of 8.4% lagged the Index return of 9.7%, by 1.3% per year. **Exhibit 3.** (Because the Index return ignores the real world costs of investing, of course, that shortfall may not be surprising.) But *after* demutualization (1969-2003), its average annual return of 9.7% lagged the Index return of 11.3% by 1.6% per year—an 0.3% reduction that exactly matches the increase in its average expense ratio from 0.3% in the 1925-1969 period to 0.6% in 1969-2003. (The ratio has risen to an estimated 1.2% in 2003, suggesting a much wider lag in the years ahead.)



3.
Average Annual Returns: MIT and S&P 500 Index

	Alpha Period	Omega Period
MIT vs. Index	-1.3%	-1.6%

This increase in the shortfall in MIT annual returns during the Trust's 34-year Omega period may seem trivial. But it is not. **Exhibit 4.** Thanks to the miracle of compounding *returns,* each $1 initially invested in the Standard & Poor's Index at the end of 1969 would have been valued at $38 at the end of 2003. Confronted by the tyranny of compounding *costs* over that long period, however, each $1 invested in Massachusetts Investors Trust would have had a final value of just $23.60—a 38% loss of principal in relative terms.



The Wellington Group – From Omega to Alpha

Even as MIT was abandoning its Alpha mutual structure in favor of an externally-managed Omega structure in 1969, the stage was being set for another firm to take precisely the opposite action. Philadelphia's Wellington Group—eleven associated mutual funds with assets of some $2.4 billion (over $1 billion behind the then-combined total of $3.5 billion for MIT and its sister growth fund)—was operated by Wellington Management Company, then largely owned by its executives but with public shareholders as well. Its stock had recently sold at an all-time high of $50 per share, nearly three times its initial public offering price of $18 in 1960. Despite the travail that followed the demise of the Go-Go years, the stock market was again rallying, on the way to its then all-time high early in 1973, and the company was prospering.

With the so-called "currency" that its public stock had made available, Wellington Management had merged with the Boston investment counsel firm of Thorndike, Doran, Paine and Lewis, Inc., in 1967. TDP&L was also the manager of Ivest Fund, a "go-go" fund that was

one of the industry's premier performers during that era of speculation, and it soon became a major generator of the Wellington Group's capital inflows. And yet, even as MIT had just gone in the opposite direction, the Wellington CEO (and also the Chairman and President of Wellington *funds*)[1] was pondering whether this Omega structure was the optimal one for the funds' shareholders, and whether a change to the recently-vanished Alpha structure would improve both the lot of its fund shareholders as well as the firm's competitive position in the industry.

In September 1971, he went public with his concerns. Speaking at the annual meeting of the firm's partners, he talked about the possibility of mutualization, beginning his remarks with a 1934 quotation from Justice Harlan Fiske Stone: "Most of the mistakes and major faults of the financial era that has just drawn to a close will be ascribed to the failure to observe the fiduciary principle, the precept as old as holy writ, that 'a man cannot serve two masters' . . . Those who serve nominally as trustees but consider only last the interests of those who funds they command suggest how far we have ignored the necessary implications of that principle."

The Wellington CEO endorsed that point of view, and revealed what he described as "an ancient prejudice of mine: *All things considered, it is undesirable for professional enterprises to have public shareholders*. Indeed it is possible to envision circumstances in which the pressure for earnings growth engendered by public ownership is antithetical to the responsible operation of a professional organization. Although the field of money management has elements of both a business and a profession, any conflicts between the two must, finally, be reconciled in favor of the client."

He then tranced on some ideas about how such a reconciliation might be achieved: (1) "a mutualization, whereby the funds acquire the management company;" (2) "internalization, whereby the active executives own the management company, with contracts negotiated on a 'cost-plus' basis, with incentives for both performance and efficiency, but without the ability to capitalize earnings through public sale;" and (3) limited internalization, with funds "made self-sustaining with respect to administration and distribution, but with external investment mangers."

Omega to Alpha

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[1] It was I who served in these positions, but I feel more comfortable using the third person format. This combination of seemingly conflicting roles, was then, and remains now, the industry norm.

Within three years, the CEO was put in a position in which he would not only *talk the talk* about mutualization, but would *walk the walk*. Even before the 1973-74 bear market began, Wellington's business had begun to deteriorate and the cash *inflows* of the Wellington funds, $280 million in 1967, had by 1973 turned to cash *outflows* of $300 million. The speculative funds created by the firm were suffering serious capital erosion, and most would be merged out of existence before the decade was out. Assets of the conservative Wellington Fund flagship had tumbled from $2 billion in 1965 to less than $1 billion, on the way to $480 million in 1980. Earnings of $2.52 per share in 1968 would drop to $1.14 in 1974, and the stock price had fallen to $9.75 per share, on its way to a low of $4.87. **Exhibit 5.** This concatenation of dire events was enough to cause the happy partnership formed by the 1967 merger to fall apart, and Wellington Management Company's CEO got the axe on January 23, 1974. But he remained as chairman of the funds, with their largely separate (and independent) board of directors.



Shortly before the firing, the handwriting was on the wall, as it were, suggesting the nature of the change that might be in store. On January 12, 1974, the CEO had submitted a proposal to the *mutual fund* board of directors to mutualize the funds, and operate under an internally-managed structure. "I propose," he wrote, "to have the Wellington Group of mutual funds acquire Wellington Management Company and its business assets . . . The Funds would pay an estimated $6 million (the adjusted market capitalization of the company's stock[2]) and would receive liquid and fixed assets of $4 million, with the remaining $2 million representing

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[2] Under the proposal, the Funds would acquire only Wellington's *mutual fund* business. Its counseling business would have been returned to the pre-merger partners.

the 'going concern' value (or goodwill) of the enterprise . . . Wellington Management would become a wholly-owned subsidiary of the funds and would serve as investment adviser and distributor on an 'at-cost' basis, resulting in estimated savings of $2 to $3 million per year."

One need only understand the stunningly high profit margins of the investment management business in order to imagine a less-than-*one-year*(!) payback of the net acquisition cost of $2 million. While Wellington's stock price had tumbled, and its fee revenues had declined, the firm's pre-tax profit margin nonetheless remained at a healthy 33%. (Revenues $9.6 million, expenses $6.4 million, profits $3.2 million). While the fund chairman openly acknowledged that such a conversion to mutual status was "unprecedented in the mutual fund industry," the cautious fund board was interested enough to ask him to expand the scope of his proposal and undertake "a comprehensive review of the best means by which the funds could obtain advisory, management and administrative services at the lowest reasonable costs to the fund shareholders." The board also asked Wellington Management Company to produce a similar study.

By March 11, the chairman's first report was completed. Entitled "The Future Structure of the Wellington Group of Investment Companies," the report offered seven structural options, of which the board decided to focus on these four:

1. **Status Quo—the continuation of the existing relationships.**
2. **Internal Administration—administration by the funds themselves; distribution and investment advice from Wellington Management.**
3. **Internal Administration and Distribution—with only investment advice from Wellington.**
4. **Mutualization—acquisition by the funds of all of Wellington's fund-related activities.**

The Future Structure study spelled out the ultimate objective: *Independence.* The goal was "to give the funds an appropriate amount of corporate, business, and economic independence," the chairman wrote, noting that such a structure was clearly contemplated by the Investment Company Act of 1940. But such independence, his study added, had proved to be an illusion in the industry, with "funds being little more than corporate shells . . . with no ability to conduct their own affairs . . . This structure has been the accepted norm for the mutual fund industry for more than fifty years."

"The issue we face," he bluntly concluded, "is whether a structure so traditional, so long accepted, so satisfactory for our infant industry as it grew during a time of less stringent ethical and legal standards, is really the optimal structure for these times and for the future—or whether the funds should seek the greater control over their own destiny so clearly implied by the word *independence*." While the fund chairman clearly preferred his original proposal of mutualization, he was prepared to begin with less, concluding the study with these words, "perhaps, then, the issue is not *whether*, but only *when* the Wellington Group will become completely independent."

As it would soon turn out, he would have to be content with less than full mutualization. After much study, even more contention, and debate that sometimes seemed to be endless, the board made its decision on June 11, 1974. It chose the least disruptive option, #2, establishing the funds' own administrative staff under the direction of its operating officers, who would also be responsible, as the board's counsel, former SEC Commissioner Richard B. Smith wrote, "for monitoring and evaluating the external (investment advisory and distributors) services provided" by Wellington Management. The decision, the counselor added, "was *not* envisaged as a 'first step' to internalize additional functions, but as a structure that . . . can be expected to be continued into the future."

Enter Vanguard

Late in the summer, to the chairman's amazement and disappointment, the board agreed that Wellington Management Company would retain its name. While Wellington Fund would also retain *its* name, a new name would have to be found for the administrative company. In September, he proposed to call the new company "Vanguard" and, after more contention, the board approved the name. The Vanguard Group, Inc. was incorporated on September 24, 1974. Early in 1975, the SEC cleared, without apparent difficulty, the funds' proxy statements proposing the change; the fund shareholders approved it; and Vanguard, a wholly-owned subsidiary of the funds operating on an at-cost basis, began operations on May 1, 1975.

But no sooner than the ink was dry on the various agreements, things began to change. With the funds controlling only one leg—and, arguably, the least important leg—of the operations/investment management/distribution tripod on which any fund complex rests, the chairman began to have second thoughts. As he would later write, "It was a victory of sorts, but, I feared, a Pyrrhic victory . . . I had realized all along that the narrow mandate that precluded our

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engaging in portfolio management and distribution services would give Vanguard insufficient power to control its destiny ... Why? Because success in the fund field is *not* driven by how well the funds are administered. Though their affairs must be supervised and controlled with dedication, skill, and precision, success is determined by what kinds of funds are created, by how they are managed, by whether superior investment returns are attained, and by how—and how effectively—the funds are marketed and distributed. We had been given one-third of the fund loaf, as it were, but it was the least important third. It was the other two-thirds that would make us or break us."

The next one-third of the loaf was seized quickly. The newly-named Vanguard Group's entry into the investment management arena came in a groundbreaking way. Only a few short months after the firm began operations, the board of the funds approved the creation of an index fund, modeled on the Standard & Poor's 500 Stock Index. It was incorporated late in 1975. When its initial public offering was completed in August 1976, it had raised a disappointing $11 million. But the world's first index mutual fund had come into existence. It is now the largest mutual fund in the world.

Only five years after that halting entry into what was, arguably, equity investment management, the firm assumed full responsibility for the management of Vanguard's bond and money market funds. A decade later, Vanguard began to also manage equity funds that relied on quantitative techniques rather than fundamental analysis. A variety of external advisers continue to manage Vanguard's actively-managed equity and balanced funds, now constituting some $180 billion of the Group's $700 billion of assets. (Wellington Management continues to manage Wellington Fund, as it has throughout the fund's now-75 year history.)

Improved Returns in a Full-Fledged Alpha Complex

The final one-third of the mutual fund loaf was acquired only five months after the index fund IPO had brought investment management under Vanguard's aegis. On February 9, 1977, yet another unprecedented decision brought share distribution into the fold. After yet another contentious debate in a politically-charged environment, and by the narrowest of margins, the fund board accepted the chairman's recommendation that the funds terminate their distribution agreements with Wellington Management, eliminate all sales charges, and abandon the broker-dealer distribution system that had distributed Wellington shares for nearly a half-century. Overnight, Vanguard had eliminated its entire distribution system, and moved from the seller-

driven, load-fund channel to the buyer-driven, no-load channel. Narrow as the mandate was, it set the fledgling organization on a new and unprecedented course.

What would the flourishing of Vanguard into a full-fledged Alpha complex—its full mutualization—mean to its fund investors? First, it would mean far lower fund operating expenses, with the group's weighted expense ratio tumbling from an average of 0.67% in 1975 to 0.26% in 2002—a reduction of more than 60%. Second, it would mean that the earlier 8½% front-end load—and the performance drag on shareholder returns inevitably entailed by that initial sales charge—would be forever removed. And since gross returns in the financial markets, minus costs, equal the net returns earned by investors, this slashing of costs was virtually certain to enhance shareholder returns.

And that's just what Vanguard's change from Omega to Alpha did. What followed over the subsequent 29 years was a major enhancement in the *absolute* returns (sheer good luck!) and the *relative* returns earned by Wellington Fund. Specifically, this balanced fund provided an annual return of 12.9% from 1974-2003, actually *outpacing* the 12.3% annual return of its unmanaged (and cost-free) benchmark—35% Lehman Aggregate Bond Index, 65% Standard & Poor's 500 Stock Index, an allocation comparable to Wellington's—and by a wider margin the 11.1% rate of return earned by the average balanced fund. **Exhibit 6.** During the comparable prior period (1945-1974) under the Omega structure, the Fund's return of just 5.7% had actually *lagged* the benchmark return of 7.6% by a full 1.9 percentage points per year.



Part of that near-miraculous 2.5 percentage point *annual* improvement in relative returns—a staggering margin—was related to lower costs. The Fund's average expense ratio, low enough in the earlier period at 0.56%, fell 20% to 0.45%, and the sales charge drag was eliminated. But the largest part of the improvement arose from a 1978 change in the Fund's investment strategy, in which the *Fund's* management directed its reluctant adviser to return Wellington to its traditional conservative, income-oriented policies from which it had strayed during the late 1960's and 1970s. Result: by the end of 2003, each $1 invested in Wellington Fund in 1974 would have grown to $33.60. **Exhibit 7.** The same investment in the balanced index benchmark, on the other hand, would have grown to just $28.90. (A similar investment in the average balanced fund would have grown to just $20.96—about 40% *below* Wellington's value.) The lower chart presents a stunning contrast with the lower chart on Exhibit 4 on page 6.



Other than the direct impact of costs, it is not easy to characterize "cause and effect" in the attribution of investment performance. While Wellington Fund's return to its conservative investment tradition was a major benefit, the new Alpha structure itself, under which Wellington Management became an external investment adviser that *had* to perform in order to retain its independent client, could well have itself provided a major benefit. While we can't be certain, the development of the arms-length relationship that is part of the Alpha model clearly did no harm.

Alpha vs. Omega: Lower Costs and Higher Market Share

Whatever the case, we do know that there is a powerful and pervasive relationship between expense ratios and fund net returns. We know, for example, that the correlation

coefficient of the ten-year returns of individual equity funds and their costs is a remarkably impressive *negative* 0.60. We also know that during *each* of the past two decades the returns of the equity funds in the *low-cost* quartile have consistently outpaced the returns of funds in the *high-cost* quartile by an enormous margin of about 2½% per year. *The higher the cost, the lower the return.* And it is crystal clear that the Alpha model of fund operations is, well, cheap, while the Omega model is dear.

The contrast in costs could hardly be sharper than in the two fund complexes we have just considered. Both were dominated by a single mutual fund until the 1960s, before becoming more and more diversified fund complexes thereafter. Both had roughly comparable assets under management up until the 1980s—in the hundreds of millions in the 1950s, then the billions in the 1960s and 1970s, growing to the tens of billions in the 1980s. Then their paths diverged. While Massachusetts Financial Services enjoyed solid asset growth to some $94 billion at the market's peak in 2000, Vanguard grew even faster, then overseeing some $560 billion of assets.

Late in their Alpha period, the asset-weighted expense ratio of the MFS funds averaged less than 0.25%. Under its new Omega model, the MFS ratio jumped to 0.67% in 1984, to 0.92% in 1988, to 1.20% in 1993, and to 1.25% in 2002, an *increase* of 421% for the full period. **Exhibit 8.** By way of contrast, late in their Omega period the Vanguard funds' ratio averaged about 0.60%. Under its new Alpha structure, the Vanguard ratio tumbled to 0.54% in 1984, to 0.40% in 1988, and to 0.30% in 1993, continuing to drop in 2002 to just 0.26%, a *reduction* of 61% from the pre-Alpha rate.



These ratios may seem diminutive and trivial, but they are not. They entail hundreds of millions, even billions, of dollars. In 2003, the assets of the Omega MFS funds totaled $78 billion, and their 1.25% expense ratios, including management fees, 12b-1 fees, and operating costs, totaled $975 million. Had their earlier 0.25% ratio prevailed, those costs would have been just $195 million, a remarkable $780 *million*(!)saving. **Exhibit 9.** Again by way of contrast, assets of the Alpha Vanguard funds totaled $667 billion in 2003; with expenses of $1.7 billion, the expense ratio was 0.26%. Had the earlier 0.60% ratio under its Omega structure prevailed, Vanguard's expenses would otherwise have been $4.0 billion, representing $2.3 *billion* of additional costs that would have been incurred by its fund shareholders.

The Manifestation of the Alpha Benefit [9.]		
	MFS	**Vanguard**
2003 Assets	$78 B	$667 B
Omega Exp. Ratio	1.25%	0.60%
Fees Generated	$975 M	$4,000 M
Alpha Exp. Ratio	0.25%	0.26%
Fees Generated	$195 M	$1,700 M
Savings Under Alpha Structure	$780 M (projected)	$2,300 M (actual)

Even as Vanguard, under its Alpha structure, did *good* in building value for its fund shareholders, it did *well* in implementing its business strategy. Assets under management have grown from $1.4 billion in 1974 to nearly $700 billion currently, and its share of mutual fund industry assets has soared. While a late entry into the money market business resulted in a plunge in its market share from 3.5% in 1974 to 1.7% in 1981, the rise since then has been unremitting, consistent, and powerful. **Exhibit 10.** As 2004 begins, Vanguard's share of industry assets stands at 9.2%—by far the largest market share increase achieved by any mutual fund firm.



The Alpha and Omega:
Vanguard and MFS Market Share

	Alpha	Omega	% Change
Vanguard	——	··········	+124%
MFS	——	··········	-84%

The growth of MFS assets, too, has been awesome—from $3.3 billion in 1969, when it abandoned its original Alpha structure, to $78 billion currently. But its original 7.0% market share began to shrink within a few years after the change, falling to just 1.1% in 1982, where it remains today. To the extent that we can measure it, then, under the Omega strategy—which is of course the strategy that is pervasive in the industry—the MFS transition from its original roots has not only resulted in increased costs and reduced returns for its fund shareholders, but proved to be a losing strategy in the highly competitive mutual fund marketplace.

Nonetheless, the Omega strategy does have something very important going for it: It is immensely profitable for the funds' *managers*. Immediately after its demutualization in 1969, MFS remained a private company, with its profits divided among its own executives and employees. But in 1981, in a curious twist, the firm sold itself to Sun Life of Canada, which remains its owner today (MFS executives now hold about 8% of its stock). According to Sun Life's financial statements, the pre-tax earnings of MFS during the five year period 1998-2002, totaled $1,924,000,000, certainly a splendid return on their initial (but undisclosed) capital investment—a near $2 billion gold mine for the Sun Life shareholders.

Tested in the Crucible

Both the Alpha fund model and the Omega fund model have been tested over almost the entire 80-year history of the industry. (1970-1974 was the only period in which no Alpha model existed.) The 45-year preeminence that MIT achieved from 1924 to 1969, to say nothing of the

flourishing of Vanguard almost from the day it was created, hardly suggest major flaws in the Alpha model. Yet the economics of the business remain a major stumbling block to the creation of new Alpha organizations. If funds are run at cost, after all, there are no profits for the management company owners. It is hardly surprising, then, that Vanguard's structure has yet to be copied, or even imitated.

It is a curious paradox that the transformation of MFS from the Alpha model to the Omega model was accomplished with apparent ease. Vanguard's conversion from Omega to Alpha, however, was fraught not only with contention and debate, but with regulatory opposition. While the internalization of the *administration* of the Wellington funds was straight-forward, and even the internalization of the *management* of the index fund raised no regulatory eyebrows, the decision to internalize *distribution* was a bombshell. It was opposed by a Wellington Fund shareholder, who called for—and received—a formal SEC administrative hearing, which, was said to be the longest hearing in the history of the Investment Company Act, lasting, if memory serves, something like ten full days in court, and a long period of examination by the regulators. Finally, in July 1978, after considering the issues, the Administrative Law Judge who presided at the hearing made his decision on our application for the Vanguard funds to jointly assume financial and administrative responsibility for the promotion and distribution of our shares: *Rejection!* We were back to square one.

At issue was a long history during which the SEC had successfully argued that funds could not spend their own assets on distribution. (Clearly all major fund complexes were making such expenditures, but it was successfully, if problematically, argued that the managers were paying the distribution costs out of their own profits.) Shortly after we made the no-load decision in February 1977, we had asked for an exemption that would allow the funds to spend a limited amount (a maximum of 0.20% of net assets) on distribution. While our argument in favor of this plan was somewhat technical, it came down to the fact that while we would spend $1.3 million on distribution, we would simultaneously slash by $2.1 million the annual advisory fees paid to Wellington Management for that purpose: Assuming responsibility for distribution would result, not in a cost to the funds' shareholders, but in a net *savings* of $800,000 per year.

Happily, the SEC had allowed us to temporarily pursue our distribution plan pending Commission and fund shareholder approval. So Vanguard had in fact been running the distribution system since 1977. Despite his rejection of our plan, the judge gave us the opportunity to amend it, and after making a few technical changes, we resubmitted it early in

1980. With this sword of Damocles suspended above us during this long period, we blithely pursued our distribution activities. The threatening sword was finally removed on February 25, 1981, when the Commission at last rendered its decision.

The decision was a home run for Vanguard! Far better than any characterization I could use to describe the decision, the Commission's words speak for themselves:

> "The Vanguard plan is consistent with the provisions, policies and purposes of the Act. It actually furthers the Act's objectives by ensuring that the Funds' directors, with more specific information at their disposal concerning the cost and performance of each service rendered to the Funds, are better able to evaluate the quality of those services.

> "The plan will foster improved disclosure to shareholders, enabling them to make a more informed judgment as to the Funds' operations. In addition, the plan clearly enhances the Funds' independence, permitting them to change investment advisers more readily as conditions may dictate. The plan also benefits each fund within a reasonable range of fairness.

> "Specifically, the Vanguard plan promotes a healthy and viable mutual fund complex within which each fund can better prosper; enables the Funds to realize substantial savings from advisory fee reductions; promotes savings from economies of scale; and provides the Funds with direct and conflict-free control over distribution functions.

> "Accordingly, we deem it appropriate to grant the application before us."

The decision was unanimous. We had at last formally completed our move from the original Omega model under which we had operated for nearly a half-century, to a full-fledged Alpha mutual fund model. Our joy was profound and unrestrained, and our optimism about the future was boundless.

An Elementary Principle, Too Often Ignored

The Commission's decision, in its own blunt words, was based on *"one of the 1940 Act's basic policies: that funds should be managed and operated in the best interest of their shareholders, rather than in the interests of advisers, underwriters, or others."* And that would also seem to be the most elementary principle of the common law as it relates to fiduciary duty and trusteeship. And yet it must have been obvious to the Commissioners that while they had just approved our Alpha model, the entire rest of the industry was operating under an Omega model in which the advisers and underwriters—the funds' management companies—were in the driver's seat.

Fully 15 years earlier, in fact, the SEC had vigorously recommended legislative changes that were designed to restore a better balance of interest between shareholders and managers. In *Public Policy Implications of Investment Company Growth*, a report to the House Committee on Interstate and Foreign Commerce dated December 2, 1966, the Commission pointedly noted that "internally managed companies which had their own staff had significantly lower management costs than externally managed funds compensated by fees based on a fixed percentage of the fund's assets."

After considering the level of fund fees ($130 million a year seemed large in 1966; but by 2003, fees had soared to $32 *billion*), the far lower fee rates paid by pension plans and internally managed funds, the then-average 48%(!) pre-tax profit margin earned by publicly-held management companies, and the effective control advisers held over their funds, as well as "the absence of competitive pressures, the limitations of disclosure, the ineffectiveness of shareholder voting rights, and the obstacles to more effective action by the independent directors," the SEC recommended the adoption of a "statutory standard of reasonableness," which it described as a "basic fiduciary standard that would make clear that those who derive benefits from their fiduciary relationships with investment companies cannot charge more for services than if they were dealing with them at arm's length."

The SEC described reasonableness as "a clearly expressed and readily enforceable standard that would measure the fairness of compensation paid for services furnished by those who occupy a fiduciary relationship" to the mutual funds they manage. This standard "would *not* be measured merely by the cost of comparable services to individual investors or by the fees charged by other externally managed investment companies . . . (but by) the costs of management services to internally managed funds and to pension funds and other non-fund clients . . . (and) their benefit to fund shareholders . . . (including) sustained investment performance."

"The Commission is not prepared to recommend at this time the more drastic statutory requirement of compulsory internalization and the performance of services at cost," the SEC report added, for it "might be more costly for smaller funds . . . or could be insufficient to provide an adequate full time staff . . . (and) might prove a determent to the promotion of new investment companies." Accordingly, the Commission believed that, "an alternative to the more drastic solution of compulsory internalization should be given a fair trial." If the standard of

reasonableness does not "resolve the problems in management compensation that exist . . . *then more sweeping steps might deserve to be considered.*"

Alas, the Commission's "reasonableness" proposal was never put to the test. The industry fought hard, and lobbied the Congress vigorously. Finally, five years later, in the Investment Company Amendments Act of 1970, the Commission had to settle for a weak provision in which the investment adviser was charged with "a fiduciary duty with respect to the compensation for services," with damages limited to the actual compensation received, and with no definition of what might constitute reasonableness. And even 33 years later, "more sweeping steps" have yet to be considered.

In its 1966 report, the SEC had also expressed concerns about the growing trend of sales of management companies to other firms at prices far above book value, transfers the Commission opined, that have "some elements of the sale of a fiduciary office, (which is) *strictly prohibited under Common Law.*" It also expressed a concern about earlier "widespread 'trafficking' in advisory contracts." The Commission recommended that the sale of a management company could not take place if it came with "any expense or implied understanding . . . likely to impose *additional* burdens on the fund." (Italics supplied.) The implication that funds were *already* bearing heavy burdens would have been lost on few observers, and even that protection was diluted in the subsequent legislation.

Had the initial SEC recommendations prevailed, they may well have aborted the accelerating trend toward higher fund expense ratios that today seems endemic in the fund industry. The *unweighted* expense ratio of 0.87% for the average equity fund that concerned the Commission in 1965 has risen by 86%, to 1.62%. (For those who think that *asset-weighted* expense ratios are a better test, the increase was from 0.51% to 0.95%—the same 86% increase!)

But we deceive ourselves when we look at fee *rates* instead of fee *dollars*. When applied to the burgeoning assets of equity funds ($26.3 *billion* in 1965 and $3.36 *trillion* in 2003), equity fund expenses have leaped from $134 million in 1965 to an estimated $31.9 billion in 2003. **Exhibit 11**. That fund expenses have risen 238-fold(!) since 1965, nearly double the 128-fold increase in equity fund assets. In a field in which, as today's lone Alpha fund complex demonstrates, the economies of scale in fund operations are truly staggering, it is a truly astonishing anomaly.

Where are the Economies of Scale?

11.

	1965	2003	Change
Total Equity Assets	$26.3 B	$3,361 B	+128 x
Average Exp. Ratio	0.87%	1.62%	+86%
Wtd.* Exp. Ratio	0.51%	0.95%	+86%
Fees Generated	$134 M	$31,900 M	+238 x

Weighted by fund assets.
Fees generated uses weighted average.

Further, the SEC's 1966 concern about trafficking in advisory contracts could hardly have been more prescient. Although a number of fund management firms had gone public with IPOs by then, the large majority remained privately-held. Today, only *six*(!) privately-held firms remain (seven if we include Vanguard) among the largest 50 fund managers. Another seven are publicly-held, and fully 36 are owned by giant financial conglomerates, from Sun Life and Marsh and McLennan, to Deutsche Bank, and AXA, to Citicorp and J.P. Morgan. With these consummate *business* firms in control, it is small wonder that the idea of fund management as a *profession* is gradually receding. Using the words I used in my 1971 speech, these firms are "the financial heirs of the (original mutual fund) entrepreneurs . . . if it is a burden to (fund shareholders) to be served by a public enterprise, should this burden exist in perpetuity?"

Apparently the burden *should*. For such trafficking takes place with the tacit consent of fund directors, who seem all too willing to ignore the burdens imposed on funds that are part of giant conglomerates—firms whose overriding goal is a return on *their* capital, even at the expense of the returns on the *fund shareholders'* capital. When such transfers are proposed, fund directors could easily insist on fee reductions—or even mutualization—but they have *never* done so. In a recent sale (for $3.2 billion!) of a large fund manager to Lehman Brothers, the earlier fee structure remained intact. So far, at least, the directors seem disinclined to act even when a scandal-ridden firm is on the auction block (Strong Management) or is already part of a conglomerate (Putnam, which has delivered nearly $4 billion of pre-tax profits to Marsh and McLennan over the past five years.) The idea that "the burdens of public ownership *should* exist in perpetuity" has yet to be challenged.

It Is Time For Change

It is time for change in the mutual fund industry. We need to rebalance the scale on which the respective interests of fund managers and fund shareholders are weighed. Despite the express language of the 1940 Act that arguably calls for *all* of the weight to be on the side of fund shareholders, it is the managers' side of the scale that is virtually touching the ground. To get a preponderance of the weight on the shareholders' side, we need Congress to mandate: (1) an independent fund board chairman; (2) no more than a single management company director; (3) a fund staff or independent consultant that provides objective information to the board; and (4) a federal standard that, using the Act's present formulation, provides that *directors have a fiduciary duty to assure that* "funds are organized, operated, and managed in the interests of their shareholders" rather than in the interests of "their advisers and distributors." (The italicized language would be added to the statute.)

As I wrote five years ago in *Common Sense on Mutual Funds,* changes such as these would at long last allow independent directors "to become ferocious advocates for the rights and interests of the mutual fund shareholders they represent . . . they would negotiate aggressively with the fund adviser . . . they would demand performance-related fees that enrich managers only as fund investors are themselves enriched . . . They would challenge the use of 12b-1 distribution fees . . . and no longer rubber-stamp gimmick funds cooked-up by marketing executives . . . becoming the fiduciaries they are supposed to be under the law."

Alternatively, and perhaps even more desirably, I then argued, the industry may require "a radical restructuring—the mutualization of at least part of the mutual fund industry . . . Funds—or at least large fund families—would run themselves; and the huge profits now earned by external managers would be diverted to the shareholders . . . they wouldn't waste money on costly marketing companies designed to bring in new investors at the expense of existing investors. With lower costs, they would produce higher returns and/or assume lower risks. But regardless of the exact structure—(a new) conventional form or a truly mutual form—an arrangement in which fund shareholders and their directors are in working control of a fund will lead . . . to an industry that will enhance economic value for fund shareholders." And it is in that direction that this industry must at last move.

How to Get from Omega to Alpha

During its 45 years of existence, the Alpha operating model instituted by MIT nearly 80 years ago worked well for its shareholders. Similarly, during Vanguard's soon-to-be 30 years of existence, our Alpha model has resulted in amazingly low costs for shareholders, and generally superior returns compared to peer funds, to say nothing of a spectacular (and unmatched) record of asset growth and enhanced market share. As an illustration of a demonstrably winning strategy for fund shareholders, our Alpha model has met the test of time.

Of course, we have enjoyed an advantage some of our rivals have described as "unfair." Since the fund shareholders own Vanguard—lock, stock, and barrel—*none* of their investment returns have had to be diverted to the owners of a management company—private, public, or financial conglomerate, whatever the case may be. Put another way, our structure has been an essential element in the returns that our shareholders have enjoyed. It shouldn't surprise anyone, for as the economist Peter Bernstein has observed, "What happens to the wealth of individual investors cannot be separated from the structure of the industry that manages those assets."

With MIT long since having abandoned the Alpha model, Vanguard alone has remained to test it. With this single exception, it is the Omega model that prevails. *But I simply cannot accept that today's model can be, as the word "Omega" suggests, the final stage of the mutual fund industry's development.* That this model has ill-served fund investors could hardly be more obvious. This industry's present high level of operating and transaction costs have led—as they must—to a lag in the returns of the average equity fund of some three percentage points per year behind the stock market itself over the past two decades, with similar cost-related lags for the industry's bond funds and money market funds. And our focus on asset-gathering and marketing has helped to create an even larger lag—at least *another* six or eight percentage points behind the returns of the stock market itself, there for the taking—for the average equity fund *shareholder*.

I have no illusions that a return of industry to its original Alpha model will be easy—not in the face of the powerful forces that are entrenched in this industry and whose economic interests are at stake. But I believe that this is the direction in which shareholders, competition, regulation, and legislation will move. While we won't get all the way to that goal in my lifetime, and maybe not even in my children's, I'm certain that investors will not ignore their own economic interests *forever*.

23

However, if Congress acts to impose on fund directors the responsibilities that so many of us believe they have always held but rarely exercised, I see no reason that full mutualization should be mandated by law. As long as advisory firms are owned by managers who act responsibly and put the interests of their fund shareholders first, and who make manifest their dedication to that proposition in their actions—self-imposed limits on fees and on marketing activities, focus on long-term investment strategies, and superior service to their shareholders—mutualization hardly need be considered. On the other hand, when a fund complex reaches a certain size or age—when it has become more *business* than *profession*—it is high time to demand that mutualization—the Alpha model—be placed on the board agenda, and honestly and objectively considered. It won't be easily done, of course, and literally *no one* in this industry knows as well as I do the obstacles that may be faced in reaching that goal. But if there is a will, there will be a way.

Structure, Strategy, and Spirit

Yet please understand me: While the Omega structure has caused many of the mutual fund industry's serious shortcomings in serving our shareholders, the Alpha structure is hardly a panacea that will cure them. For a mutualization *structure* in which interests of fund shareholders are placed front and center is, in and of itself, not enough. Without the proper *strategy,* such a structure will lead nowhere. In the ideal, the strategy of mutualization would emphasize low operating costs and more, well, Spartan operations, a minimization of the dead weight of marketing costs, and investment policies for stock, bond, and money market funds alike that focus on the wisdom of long-term investing rather than on the folly of short term speculation.

Strategy, alas, does not necessarily follow structure. One need only look at the life insurance field to see how its sensible mutual structure, finally, came to fail. With their heavy emphasis on sales and their apparent lack of concern about costs, nearly all of the giant mutual life insurance companies relinquished the *strategy* of service to policyholders long before they abandoned their original Alpha *structure,* and this dominant industry of a half-century ago has lost much of its earlier appeal to American families.

But even more than *structure* and *strategy* to get today's Omega mutual fund industry back to its Alpha origins, we need the *spirit* of mutuality—a spirit of trusteeship, a spirit of fiduciary duty, an all-encompassing spirit of *stewardship*—a spirit of service to the 90 million shareholders who have entrusted the mutual fund industry with their hard-earned dollars. As the

recent scandals show, we need regulation to curb our avarice. As our record since the publication of the SEC's 1966 report has made clear, we need legislation to improve our governance structure, a major step towards the ideal Alpha structure whose development I have described today. But no regulation, no legislation, can mandate a spirit of trusting and being trusted. Trust must come from within the character of the organization—whether Omega or Alpha—and those firms that evince the spirit of trust will ultimately dominate the mutual fund field. Our industry's future depends on the simple recognition that the management of Other People's Money is a loyal duty and solemn trust.

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA - TAMPA DIVISION

MARCUS DUMOND, HENRY BERDAT,
STUART V. and ROSEMARY STURGESS,
KATHLEEN BLAIR, WILLIAM and MARGIE
BOOTH, KAREN PEACH, and
RICHARD and EVELYN KELLER.



RECEIVED
MAY 1 0 2004
BY:_____

TRUE COPY ATTEST
D. H. Sullivan
CONSTABLE

Plaintiffs,

v.

MASSACHUSETTS FINANCIAL SERVICES
COMPANY and MFS FUND DISTRIBUTORS, INC.

Defendants.

SUMMONS IN A CIVIL CASE

8:04-CV-1007-T-26MSS

TO: **MFS Fund Distributors, Inc.**
      C/O Stephen E. Cavan
      500 Boylston Street
      Boston, MA 02116

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY

> Guy M. Burns
> Becky Ferrell-Anton
> Johnson, Pope, Bokor, Ruppel & Burns, L.L.P.
> P. O. Box 1100
> Tampa, FL 33601

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.

SHERYL L. LOESCH

CLERK

DATE   May 4, 2004

Denise L. Vought
(BY) DEPUTY CLERK

UNITED STATES DISTRICT COURT
MIDDLE DISTRICT OF FLORIDA
TAMPA DIVISION

MARCUS DUMOND, HENRY BERDAT,)
STUART V. and ROSEMARY STURGESS,)
KATHLEEN BLAIR, WILLIAM and MARGIE)
BOOTH, KAREN PEACH, and RICHARD and)
EVELYN KELLER,)
)
            Plaintiffs,)
)
    v.   )
)
MASSACHUSETTS FINANCIAL SERVICES)
COMPANY and MFS FUND)
DISTRIBUTORS, INC.,)
)
          Defendants.)
_____)

Case No. : 8:04-CV-1007-T-26MSS

(THIS COMPLAINT DOES NOT ALLEGE LATE
TRADING OR MARKET TIMING CLAIMS)

COMPLAINT

Plaintiffs, Marcus Dumond, Henry Berdat, Stuart V. and Rosemary Sturgess, Kathleen

Blair, William and Margie Booth, Karen Peach, and Richard and Evelyn Keller, for the use and

benefit of the MFS Capital Opportunities Fund, MFS Emerging Growth Fund, MFS Government

Securities Fund, MFS Government Limited Maturity Fund, MFS Mid Cap Growth Fund, MFS

Research Fund, MFS Value Fund, MFS Municipal Income Fund, MFS Strategic Growth Fund,

MFS Total Return Fund, and Massachusetts Investors Growth Stock Fund, sue Defendants,

Massachusetts Financial Services Company and MFS Fund Distributors, Inc., and allege:

I. JURISDICTION AND VENUE

1. This action is a derivative action brought by Plaintiffs on behalf of the MFS Capital

Opportunities Fund, MFS Emerging Growth Fund, MFS Government Securities Fund, MFS

Government Limited Maturity Fund, MFS Mid Cap Growth Fund, MFS Research Fund, MFS

Value Fund, MFS Municipal Income Fund, MFS Strategic Growth Fund, MFS Total Return

Fund, and Massachusetts Investors Growth Stock Fund (collectively, the "Funds") pursuant to § 36(b) of the Investment Company Act of 1940 ("ICA"), as amended, 15 U.S.C. § 80a-35(b).

2. This Court has subject matter jurisdiction pursuant to 15 U.S.C. § 80a-43, 15 U.S.C. § 80a-35(b)(5), and 28 U.S.C. § 1331.

3. Venue is proper in this judicial district pursuant to 15 U.S.C. § 80a-43 and 28 U.S.C. § 1391(b)(2)-(3). Defendants are inhabitants of or transact business in this district, a substantial part of the events or omissions that give rise to Plaintiffs' claims occurred in this district, and Defendants may be found in this district.

4. All conditions precedent have been performed or have occurred.

II. BACKGROUND

5. Plaintiffs are shareholders in various open-end registered investment companies, or mutual funds (collectively, the "Funds") created, sold, advised, and managed with other funds as part of the Massachusetts Financial Services fund family or complex by Defendants (the "Fund Complex").

6. MFS manages over $138 billion in assets and is the fifth largest load mutual fund family in the mutual fund industry. All actions taken by Defendants have been taken by Defendants' authorized agents or have been ratified.

7. Defendants, as the underwriters, distributors, advisors, and control persons of the Funds, owe fiduciary and other duties to Plaintiffs and all shareholders of the funds in the Fund Complex.

8. Defendants receive fees paid by Plaintiffs and other shareholders of the Funds for providing (a) pure investment advisory services and (b) administrative services. These fees are based on a percentage of the net assets of each of the Funds.

9. The pure investment advisory services Defendant Advisors provide to the Funds are identical to the investment advisory services Defendant or its affiliates provide to other clients, such as the Public Employee Retirement System of Idaho ("PERSI"), and entail essentially identical costs.

10. Despite the equivalence of the investment advisory services Defendant Advisor provides to the Funds and its other clients, the fees in dollar amounts that Defendants receive from the Funds that are attributable to pure investment advisory services are much higher than the fees Defendants or their affiliates receive from other clients for the identical services. *See* ¶¶ 56 - 59, *infra*.

11. Defendant Distributor also charges distribution fees for marketing, selling, and distributing mutual fund shares to new shareholders pursuant to distribution plans that Defendants have adopted with respect to the Funds pursuant to Rule 12b-1, 17 C.F.R. § 270.12b-1 ("Distribution Plans"). The distribution fees are based on a percentage of the net assets of each of the funds in the Fund Complex. Under the Distribution Plans, Defendants collect distribution and service fees in excess of $40 million annually from the Massachusetts Investors Trust, a large blend stock fund, alone. Defendants purportedly collect distribution fees in order to grow or stabilize the assets of the Funds so that the Funds can benefit from economies of scale through reduced advisory fees.

Section 36(b) of the Investment Company Act of 1940

12. In 1940, Congress enacted the Investment Company Act of 1940, 15 U.S.C. § 80a-1 et seq. (the "ICA"). The ICA was designed to regulate and curb abuses in the mutual fund industry and to create standards of care applicable to investment advisors such as Defendants. In the 1960s, it became clear to Congress that investment advisors to equity mutual funds were

gouging those funds with excessive fees, particularly by not taking economies of scale into account. As a result, § 36(b), 15 U.S.C., § 80a-35(b), was added to the ICA in 1970, which created a federal cause of action for breach of fiduciary duty.

13.   Section 36(b) provides in pertinent part:

> [T]he investment adviser of a registered investment company shall be deemed to have a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by such registered investment company, or by the security holders thereof, to such investment adviser or any affiliated person of such investment adviser. An action may be brought under this subsection by the Commission, or by a security holder of such registered investment company on behalf of such company, against such investment advisers, or an affiliated person of such investment advisor, or any other person enumerated in subsection (a) of this section who has a fiduciary duty concerning such compensation or payments, for breach of fiduciary duty in respect to such compensation or payments paid by such registered investment company or by the security holders thereof to such investment adviser or person....

14.   In 1982, Sun Life of Canada acquired the MFS investment management operation for $40 million. By 2000, MFS was contributing $ (Canadian) 65 million in net income to Sun Life's bottom line in a single *quarter*. For 2002, MFS's earnings were $174 million; for 2003, operating earnings were $168 million. MFS's revenues for 2002 were $1.26 billion. Growth of assets under management has generated substantial economies of scale, to the great benefit of the Defendants and their parent company, Sun Life Financial Services of Canada, Inc.

15.   While the Funds have grown dramatically in size, the nature of the services rendered by Defendants has changed little, if at all. Indeed, advances in computing and communication technologies in the past twenty years have resulted in exponential efficiencies that have dramatically reduced the costs of servicing mutual funds in ways Congress could not have imagined when it enacted ICA § 36(b). Nonetheless, the distribution and advisory fees paid to Defendant Advisors have grown dramatically, as have MFS profits. As a result, the advisory

4

fees paid to Defendants (and accepted by them in violation of their statutory fiduciary duties) are disproportionately large in relationship to the services rendered to Plaintiffs.

16. In addition, Defendants, in violation of their fiduciary duties to Plaintiffs, have retained excess profits resulting from economies of scale. These economies of scale are a product of the dramatic growth in assets managed by Defendants, caused in part by marketing programs paid for with the distribution fees charged to Plaintiffs and in part by Defendants' ability to provide the identical investment advisory services they provide Plaintiffs to other clients at little or no additional cost. The excess profits resulting from these economies of scale belong to Plaintiffs and the other shareholders of the Funds.

17. The fees paid to Defendants are technically approved by the Fund's boards of directors[1]. A majority of the boards are comprised of statutorily presumed "disinterested" directors as that term is defined in § 10 of the ICA. Regardless of whether these presumably "disinterested" directors meet the requirements of § 10 of the ICA, there is an obvious lack of conscientiousness and aggressiveness by the directors in reviewing, negotiating and approving the advisory and distribution fees paid by each of the Funds. In addition, even if statutorily disinterested, the directors are in all practical respects dominated and unduly influenced by Defendants in reviewing and approving the fees paid by Plaintiffs and other shareholders of the Funds. In particular, Defendants do not provide the directors with sufficient information for the directors to fulfill their obligations, a factor supporting a finding that Defendants have breached their fiduciary duties.

---

[1] While some of the Funds at issue here are technically governed by a board of trustees rather than directors, the term "directors" is used throughout the complaint and should be read as synonymous with "trustees," as it is under the ICA. *See* 15 U.S.C., § 80a-2(a)(12).

18.   Although the fees challenged in this lawsuit may appear to be very small on a

shareholder-by-shareholder basis, they cause a dramatic decrease in Plaintiffs' investment

returns over time. Arthur Levitt, past Chairman of the Securities and Exchange Commission

("SEC"), was critical of what he called the "tyranny of compounding high costs":

> Instinct tells me that many investors would be shocked to know how
> seemingly small fees can over time, create such drastic erosion in
> returns....In the years ahead, what will mutual fund investors say if they
> realize too late their returns have fallen hard under the weight of
> compounding fees?

19.   Arthur Levitt, Jr., Inaugural address: Costs Paid with Other People's Money,

Address at Fordham University School of Law (Nov. 3, 2000), in 6 Fordham J. Corp. & Fin. L.

261, 267 (2001).

Rule 12b-1 Distribution Plans

20.   Prior to 1980, the use of fund assets (which are owned by the shareholders) to sell

new fund shares was prohibited. The SEC had historically been reluctant to allow fund advisers

to charge their shareholders for selling shares to others:

> [T]he cost of selling and purchasing mutual fund shares should be borne
> by the investors who purchase them and thus presumably receive the
> benefits of the investment, and not, even in part, by the existing
> shareholders of the fund who often derive little or no benefit from the sale
> of new shares.

21.   Statement on the Future Structure of the Securities Markets, [Feb. 1972] Sec. Reg.

& L. Rep. (BNA) No. 137 pt. II, at 7.

22.   After intense lobbying by the mutual fund industry, the Commission agreed to

consider modifying its objections to allow current fund shareholders to pay distribution

expenses. In early comment letters and in proxy statements proposing adoption of plans of

distribution, the mutual fund industry argued that adding assets to an existing mutual fund would

create economies of scale that would allow the advisers to provide the same quality and nature of services to mutual fund shareholders at dramatically lower costs.

23. Accepting the mutual fund industry's argument that a growth in assets would lead to a quid pro quo reduction in advisory fees and other expenses, the Commission tentatively approved Rule 12b-1, 17 C.F.R. § 270.12b-1. However, numerous conditions were attached to the use of fund assets to pay distribution expenses. For example, the Commission wanted to be certain that investment advisers would not "extract additional compensation for advisory services by excessive distributions under a 12b-1 plan." *Meyer v. Oppenheimer Management Corp.*, 895 F.2d 861, 866 (2d Cir. 1990). Unfortunately, that is precisely what Defendants have done: extracted additional compensation for their retail advisory services by causing Plaintiffs and other shareholders to pay Defendants' marketing expenses to acquire new shareholders so that these new shareholders could pay additional advisory fees to Defendants. Under this regime, Defendants get the financial benefit; Plaintiffs bear the financial burden.

24. Defendants have adopted 12b-1 Distribution Plans for the Funds. These Distribution Plans must be reviewed annually by the Funds' directors. In particular, the directors must "request and evaluate . . . such information as may reasonably be necessary to an informed decision of whether such plan should be implemented or continued." 17 C.F.R. § 270.12b-1(d). In addition, minutes must be maintained to record all aspects of the directors' deliberation, and the directors must conclude "in light of their fiduciary duties under state law and under Sections 36(a) and (b) of the ICA, that there is a reasonable likelihood that the Distribution Plans will benefit the company and its shareholders." 17 C.F.R. § 270.12b-1(e).

25. Despite the dramatic growth in assets managed by Defendants, both the advisory and distribution fees charged by Defendants have grown, both in terms of whole dollars and as a

7

percentage of assets. Accordingly, the Distribution Plans have produced no economies-of-scale benefits to the shareholders of the Funds. Rather, the Distribution Plans have served only Defendants, just as the Commission feared when it found that "the use of mutual fund assets to finance distribution activities would benefit mainly the management of a mutual fund rather than its shareholders, and therefore such use of fund assets should not be permitted." Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 9915, 1977 SEC LEXIS 943 (Aug. 31, 1977). As such, the Distribution Plans violate the intent and purpose of Rule 12b-1 and are entirely a waste of fund assets.

26. Furthermore, the distribution fees are based on the net asset value of the Funds and not on the distribution activity, if any, by Defendants, such as number of shares sold. Accordingly, in addition to failing to benefit Plaintiffs and other shareholders, the Distribution Plans have extracted additional compensation for advisory services to Defendants, thereby resulting in excessive fees paid to them. For example, any portion of the fees paid to Defendants that are derived from market increases in the net asset value of the fund rather than any distribution activity by Defendants constitutes additional and excessive compensation for advisory services.

27. Despite the fact that Plaintiffs and the other shareholders of the Funds have enjoyed no benefits from the Distribution Plans, even though they contributed to the growth of fund assets by paying distribution fees, and despite the fact that the Distribution Plans have allowed Defendants to extract additional and excessive compensation from Plaintiffs and the other shareholders of the Funds, the directors of the Funds have continued to approve, year after year, continuation of the Distribution Plans in violation of both Rule 12b-1 and § 36(b).

Nature of Claims

28.   In this action, Plaintiffs seek to rescind the investment advisory agreements and Distribution Plans and to recover the total fees charged by Defendants or, alternatively, to recover the excess profits resulting from economies of scale wrongfully retained by Defendants and to recover other excessive compensation received by, or improper payments wrongfully retained by, Defendants in breach of their fiduciary duty under the ICA § 36(b), 15 U.S.C. § 80a-35(b). Because the conduct complained of herein is continuing in nature, Plaintiffs seek recovery for a period commencing at the earliest date in light of any applicable statute of limitations through the date of final judgment after trial.

29.   No pre-suit demand on the boards of directors of the Funds is required, as the requirements of Rule 23.1 do not apply to actions under § 36(b) of the ICA. *Daily Income Fund, Inc. v. Fox*, 464 U.S. 523 (1984).

III. PARTIES

30.   Plaintiff Marcus Dumond is a resident of Brandon, Florida, and a shareholder at all relevant times of the MFS Emerging Growth Fund. The MFS Emerging Growth Fund is a registered investment company under the Investment Company Act of 1940, and a series of the MFS Series Trust II, a registered Massachusetts business trust.

31.   Plaintiff Henry Berdat is a resident of Largo, Florida, and a shareholder at all relevant times of the MFS Capital Opportunities Fund, the MFS Strategic Growth Fund, and the Massachusetts Investors Growth Stock Fund. The MFS Capital Opportunities Fund, the MFS Strategic Growth Fund, and the Massachusetts Investors Growth Stock Fund are all registered investment companies under the Investment Company Act of 1940. The MFS Capital Opportunities Fund is a series of the MFS Series Trust VII, a registered Massachusetts business

trust. The MFS Strategic Growth Fund is a series of the MFS Series Trust I, a registered Massachusetts business trust. The Massachusetts Investors Growth Stock Fund is a registered Massachusetts business trust.

32. Plaintiffs Stuart V. Sturgess and Rosemary Sturgess are residents of Palm Harbor, Florida, and shareholders at all relevant times of the MFS Capital Opportunities Fund. The MFS Capital Opportunities Fund is a registered investment company under the Investment Company Act of 1940, and a series of the MFS Series Trust VII, a registered Massachusetts business trust.

33. Plaintiff Kathleen Blair is a resident of Pensacola, Florida, and a shareholder at all relevant times of the MFS Governmental Securities Fund, the MFS Mid Cap Growth Fund, and the MFS Total Return Fund. The MFS Governmental Securities Fund, the MFS Mid Cap Growth Fund, and the MFS Total Return Fund are all registered investment companies under the Investment Company Act of 1940. The MFS Governmental Securities Fund is a Massachusetts business trust. The MFS Mid Cap Growth Fund is a series of the MFS Series Trust IV, a registered Massachusetts business trust. The MFS Total Return Fund is a series of the MFS Series Trust V, a registered Massachusetts business trust.

34. Plaintiffs William Booth and Margie Booth are residents of New Port Richey, Florida, and shareholders at all relevant times of the MFS Mid Cap Growth Fund and the MFS Value Fund. The MFS Mid Cap Growth Fund and the MFS Value Fund are both registered investment companies under the Investment Company Act of 1940. The MFS Mid Cap Growth Fund is a series of the MFS Series Trust IV, a registered Massachusetts business trust. The MFS Value Fund is a series of the MFS Series Trust I, a registered Massachusetts business trust.

35. Plaintiff Karen Peach is a resident of St. Petersburg, Florida, and a shareholder at all relevant times of the MFS Research Fund. The MFS Research Fund is a registered

investment company under the Investment Company Act of 1940, and a series of the MFS Series Trust V, a Massachusetts business trust.

36.   Plaintiffs Richard Keller and Evelyn Keller are residents of Scottsdale, Arizona, and shareholders at all relevant times of the MFS Municipal Income Fund and the MFS Government Limited Maturity Fund. The MFS Municipal Income Fund, and the MFS Government Limited Maturity Fund are both registered investment companies under the Investment Company Act of 1940 and are both registered Massachusetts business trusts.

37.   MFS Fund Distributors, Inc. is a Delaware corporation with its principal place of business in Boston, Massachusetts, and it serves as the principal underwriter and distributor of the shares in the Plaintiff mutual funds.

38.   Massachusetts Financial Services Company is a Delaware corporation headquartered in Boston, Massachusetts.

IV. GENERAL ALLEGATIONS

39.   The test for determining whether compensation paid to Defendants violates § 36(b) is "essentially whether the fee schedule represents a charge within the range of what would have been negotiated at arm's-length in the light of all of the surrounding circumstances." *Gartenberg v. Merrill Lynch Asset Management, Inc.*, 694 F.2d 923, 928 (2d Cir. 1982). In order to violate § 36(b), "the advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." *Id.*

40.   In applying this test, all pertinent facts must be weighed in determining whether a fee or other compensation violates § 36(b). The *Gartenberg* court specifically identified six factors (a portion of "all pertinent facts") to be considered in determining whether a fee is so

disproportionately large that it bears no reasonable relationship to the services rendered. These factors include: (1) the nature and quality of the services rendered; (2) the profitability of the funds to the advisor/manager; (3) economies of scale; (4) comparative fee structures; (5) fallout benefits (i.e. indirect profits to the advisor/manager resulting from the existence of the funds); and (6) the care and conscientiousness of the directors. A review of these factors, and the facts in this case, demonstrates that the fees charged by Defendants to the Funds violate § 36(b).

(A) The Nature and Quality of the Services Provided to the Funds

41.   The nature of the investment advisory services provided to the Funds is straightforward: Defendants buy and sell, at their discretion, stocks, bonds, and other securities for the Funds. This is precisely the same service provided to Defendants' institutional and other clients (albeit at a dramatically dollar lower cost). On information and belief, the materials provided by Defendants to the directors of the Funds establish that the nature of these services has remained unchanged despite dramatic growth in the assets of the Funds and advisory revenues.

42.   Despite the fact that the Funds receive identical investment advisory services as Defendants' institutional and other clients, Plaintiffs pay Defendants dramatically higher fees because these fees are not negotiated at arm's length as they are with the institutional and other clients. This disparity in fees evinces Defendants' willingness and determination to prefer their own financial interests to the interests of the Funds and the shareholders of the Funds.

43.   On information and belief, Defendants repeatedly put their own financial interests ahead of the interests of the Funds and the shareholders of the Funds by participating in arrangements and schemes that benefit Defendants at the expense of the Funds and the shareholders of the Funds. The cost of this conflict of interest, which does not exist in the case

12

of the arm's-length relationships with institutional clients, is manifest not only in higher fees, but also in other losses and expenses borne by the Funds and the shareholders of the Funds. These losses and expenses directly impact the quality of the investment advisory services Defendants provide to the Funds.

44.   One example of Defendants' willingness and determination to prefer their own financial interests to the interests of the Funds and shareholders of the Funds is Defendants' involvement in illegal uses of fund assets to attract additional business. One example of such illegal use of fund assets is where Defendants use 12b-1 fees provided by the retail fund shareholders to attract non-retail clients that benefit from certain considerations (such as fee rebates) at the expense of the retail fund shareholders but with no economic benefit accruing to retail fund shareholders.

45.   Another example is where Defendants use fund assets, in violation of Rule 12b-1, to participate in pay-to-play schemes such as "directed brokerage," where the Defendants cause the Funds to make payments over and above the payments permitted under the Funds' 12b-1 plan limits. Defendants direct the Funds' brokerage business to brokerage firms and pay them above-market rates to promote Defendants' mutual funds over other funds sold by the brokerage firms. On information and belief, payments are also improperly channeled to employee benefit fund fiduciaries and/or advisors to compensate them for selecting MFS funds on their retirement plan menus. These payments are illegal and improper under federal law and the common law.

(B) The Profitability of the Fund to the Adviser/Manager

46.   "[T]he 'profitability of the fund to the adviser' [must] be studied in order that the price paid by the fund to its adviser be equivalent to 'the product of arm's-length bargaining.'" *See* John P. Freeman & Stewart L. Brown, *Mutual Fund Advisory Fees: The Cost of Conflicts of*

Interest, 26 J. Corp L. 610, 661 (2001) (the "Freeman & Brown Study") (citing *Gartenberg*) [Ex. 1]. The profitability of a fund to an adviser-manager is a function of revenues minus the costs of providing services. However, upon information and belief, Defendants' reporting of their revenues and costs is intended to, and does, obfuscate Defendants' true profitability. For instance, upon information and belief, Defendants employ inaccurate accounting practices in their financial reporting, including arbitrary and unreasonable cost allocations.

47.   Defendants' true profitability can be determined on either an incremental basis or a full-cost basis. Defendants' incremental costs of providing advisory services to Plaintiffs are nominal, while the additional fees received by Defendants are hugely disproportionate given that the nature, quality, and level of the services remain the same. On information and belief, a review of Defendants' full costs of providing advisory services will also demonstrate the enormous profitability to Defendants of managing the Funds.

48.   As noted above, the assets managed by Defendant Advisor within the Fund Complex have grown dramatically. So have revenues, net income and profit margins. Over that period, the immense growth of assets under management has generated substantial economies of scale to the great benefit of the Defendants and their parent company, Sun Life.

(C) Economies of Scale

49.   The existence of economies of scale in the mutual fund industry has been recently confirmed by both the SEC and the Governmental Accounting Office (the "GAO"). Both conducted in-depth studies of mutual fund fees in 2000, and both concluded that economies of scale exist in the provision of advisory services. *See* SEC Division of Investment Management: Report on Mutual Fund Fees and Expenses (Dec. 2000) ("SEC Report"), at 30-31 [Ex. 2]; GAO, Report on Mutual Fund Fees to the Chairman, Subcommittee on Finance and Hazardous

Materials; and the Ranking Member, Committee on Commerce, House of Representatives (June 2000) ("GAO Report"), at 9 [Ex. 3].

50.   In addition, the most significant academic research undertaken since the Wharton School study in the 1960s establishes the existence of economies of scale that are not being passed along to mutual fund shareholders in violation of Defendants' duty to do so under § 36(b) and Rule 12b-1. *See* Freeman & Brown Study" [Ex. 1]. As the Freeman & Brown Study noted: "The existence of economies of scale has been admitted in SEC filings made by fund managers and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase. Fund industry investment managers are prone to cite economies of scale as justification for business combinations." *Id.* at 620 [Ex. 1].

51.   These economies of scale exist not only fund by fund, but also exist with respect to an entire fund complex, and even with respect to an investment advisor's entire scope of operations, including services provided to institutional and other clients. *See* Freeman & Brown Study at 621 n.62 (quoting Victoria E. Schonfeld & Thomas M.J. Kerwin, Organization of a Mutual Fund, 49 Bus. Law 107 (1993)) [Ex. 1].

52.   The clearest example of economies of scale occurs when total assets under management increase due purely to market forces (without the institution of new advisory relationships or new asset gathering). In such instances, as the GAO confirms, it is possible for the advisor to service the additional assets with zero additional costs. *See* GAO Report at 9 (noting that growth from portfolio appreciation is unaccompanied by costs) [Ex. 3]. In other words, an investment advisor can advise a fund that doubles in size purely because of market forces with no increased costs because the services are unchanged. *See* GAO Report at 9 [Ex. 3]; Freeman & Brown Study at 619 n.43, 621 (noting that investment advisors have benefited by

15

garnering "increased fees from the general increase in market prices with no commensurate efforts on their part" and also noting that as much as 64% of mutual fund asset growth has come from appreciation of portfolio securities, which, unlike growth from share sales to new investors, is costless) [Ex. 1].

53.   For example, an article published in the *San Francisco Chronicle* April 20, 1992, at p. D6, contained this report on the lucrative economies of scale reaped by Franklin Resources, which runs a major mutual fund complex similar to MFS:

> Through recession and recovery, stock-market boom and stock-market bust, Franklin Resources keeps squeezing high profits out of each dollar it receives in revenues.
>
> The San Mateo mutual-fund company had the highest return on sales of any publicly held Northern California company again last year. That's the sixth consecutive year Franklin has topped that category.
>
> Franklin posted a 31.15 percent return on sales, the same percentage as in 1990. That means that 31.15 cents out of every $ 1 Franklin received in revenues -- management fees for operating its various mutual funds -- fell to the bottom line as profit.
>
> "We benefit from economies of scale,'" said Greg Johnson, vice president of marketing at Franklin. "As our asset base grows, the cost of servicing our shareholders does not grow proportionately."

54.   In the time period 1960-69, MFS's predecessor, Massachusetts Investors Trust, was managed in a way that was beneficial to its shareholders. It featured an expense ratio of .19 percent. In 1969, the trustees sought and got shareholder permission to move from internal management to external management of the fund, "demutualizing" it, and thereby adopting the conventional mutual fund management structure. The .19 percent expense ratio in 1969 doubled to .39 percent in 1976, and doubled again to .75 percent in 1994, and continued to rise in 1998 to .97 percent and to 1.2 percent in 2003. In 1949, the MIT fund's expenses were 3.5 percent of fund income; in 2002, MIT's expenses consumed 80.4 percent of fund income. In 1969, the MIT

Fund's assets were $2.2 billion, and its management fees, which included some relatively small operating costs, totaled $4.4 million. In 1979, the fund's assets had declined to $1.1 billion and fees had risen to $6.3 billion. In 1999, assets soared to $15.6 billion, a seven-fold increase from the 1969 figure, with fees jumping 36 times, to $158 million. In 2003, assets were $6.5 billion (a 3 times increase from 1969), with advisory fees at $78.4 million, a 17 times increase.

55.   The economies of scale enjoyed by Defendants with respect to the Funds have not been shared with Plaintiffs as required by § 36(b) and Rule 12b-1. As a result, the fees paid to Defendants for advisory services provided to the Funds are grossly disproportionate to those services, are excessive, and violate § 36(b).

(D) Comparative Fee Structures

56.   The fees advisors receive from mutual funds for investment advisory services are directly comparable to, though much higher than, the fees advisors receive from other clients for the identical services. As the Freeman & Brown Study noted: "None of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower." Freeman & Brown Study at 653 [Ex. 1]. While a "manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio . . . the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds ánd mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower." Freeman & Brown Study at 627-28 [Ex. 1]. Indeed, "a mutual fund, as an entity, actually is an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on

17

'institutional status,' it turns on self-dealing and conflict of interest." Freeman & Brown Study at 629 n.93 [Ex. 1]. Accordingly, the "'apples-to-apples' fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds." Freeman & Brown Study at 671-72 [Ex. 1].

57.   More recently, New York's Attorney General, Eliot Spitzer, surveyed two fund complexes and confirmed the existence of massive over-charging of fund advisory fees. Specifically, Mr. Spitzer testified before a Senate Subcommittee on January 27, 2004, as follows:

> Putnam's mutual fund investors were charged 40 percent more for advisory services than Putnam's institutional investors. In dollar terms, what this fee disparity means is that in 2002 Putnam mutual fund investors paid $290 million more in advisory fees than they would have paid had they been charged the rate given to Putnam's institutional clients, and these are for identical services.

> There was a similar disparity in the advisory fees charged by Alliance. Once again, mutual fund investors were charged significantly higher advisory fees than institutional investors. Specifically, Alliance's mutual fund investors paid advisory fees that were twice those paid by institutional investors. In dollar terms, this means that Alliance investors paid more than $200 million more in advisory fees than they would have paid had they been charged the rate given to Alliance's institutional clients.

58.   On information and belief, the shareholders of the Funds at issue here are plagued by the same discriminatory over-charging. For example, MFS provides investment advisory portfolio management and administrative services to each of the funds. In the case of MIT, MFS charges a fee based on fund net assets equal to .33 percent annually, for the other Funds, the fee is substantially higher. For Mid-Cap, the fee is .75 percent, for New Discovery, the fee is .90 percent, for Global Trust, the fee is .84 percent. MFS agreed in 2003 to manage an equity portfolio for the Public Employee Retirement System of Idaho. Under the terms of its contract with PERSI, MFS collected fees of $595,000 for managing an equity portfolio of $173 million,

yielding a management fee rate of 34 percent. Thus, when offering its equity advisory services in the free market, MFS is content to charge less than $600,000 for its work. Yet, when offering its services to its own mutual funds, MFS charges in the case of MIT, 35 times as much money ($21.6 million in 2003), in the case of Mid-Cap 20 times as much, in the case of New Discovery 17 times as much, and in the case of the relatively small ($500 million) Global Total Return, 5 times as much. By way of illustration, were advisory fees for Mid-Cap and New Discovery set according to the same schedule, the two funds' advisory fees would be shrunk by more than $10 million annually, costing fund shareholders less than half as much.

59.   Looked at in isolation in comparison with the fees charged PERSI for its money management, the advisory fee for MIT of 33 basis points may not appear excessive. It is excessive, however, in light of the demonstrable history of management's refusal since 1969 fairly to share economies of scale with MIT fund shareholders. Charging of management fees and other expenses by MFS for MIT shareholders is chronicled in great detail in fund industry pioneer John C. Bogle's written testimony presented to a Senate subcommittee on January 27, 2004. See Exh. 4, p. 3 - 6.

(E) Fallout Benefits

60.   Defendants indirectly profit because of the existence of the Funds through fallout benefits. Obvious, but difficult to quantify fallout benefits include the attraction of new customers, cross selling related funds to current customers, and other benefits associated generally with the development of goodwill and the growth in assets of the Funds.

61.   Other, easier to quantify, benefits include "soft dollars" payable from broker-dealers. "Soft dollars" are essentially credits furnished to Defendants from broker-dealers and other securities-industry firms in exchange for routing the Funds' securities transaction orders

and other business to paying firms. These soft-dollar credits should be used to purchase research and other goods or services that benefit the shareholders of the Funds. On information and belief, however, the soft-dollar arrangements benefit Defendants and result in increased costs to the shareholders of the Funds with little to no corresponding benefits to the shareholders of the Funds. On information and belief, the soft dollar arrangements are concealed from the shareholders of the Funds in breach of Defendants' fiduciary duty.

62.　On information and belief, Defendants also receive "kickbacks," either directly or indirectly, as transfer agency and custodian fees grow due to increases in the assets of the Funds and the number of shareholders.

63.　On information and belief, Defendants receive further fallout benefits from securities lending arrangements. Essentially, Defendants loan out the securities of the Funds and receive compensation as the lending agents of the Funds.

64.　A highly profitable fallout benefit to Defendants is the ability to sell investment advisory services paid for by the Funds at virtually no additional cost. Much like computer software, once the investment research and resulting recommendations are paid for, that research and those recommendations may be sold to other clients at virtually no cost whatsoever to Defendants. Without payment by Plaintiffs and other shareholders of the Funds of millions of dollars in advisory and distribution fees (especially distribution fees that are nothing more than a means to extract additional compensation for advisory services), Defendants would have to pay to conduct that research independently in order to provide investment advisory services to other clients, including institutional clients. This is a natural byproduct of the extraordinary economies of scale inherent in the investment advisory business. However, although Plaintiffs and other shareholders of the Funds pay all of the costs associated with the investment advisory services,

Defendants resell these services to third parties without compensating Plaintiffs through reduced fees or in any other way.

65. On information and belief, Defendants do not provide sufficient information regarding the existence and extent of these and other fallout benefits to the shareholders of the Funds or to the Funds' directors. The directors are thus unable to quantify or even meaningfully consider the benefits. Plaintiffs and other shareholders of the Funds have paid for these benefits and are entitled to compensation in the form of reduced advisory fees and the elimination of distribution fees.

(F) The Independence and Conscientiousness of the Fund Directors

66. At least 40% of the Funds' directors must be "disinterested" as defined in § 10 of the ICA. As the GAO Report noted, the structure of most mutual funds embodies a potential conflict of interest between the fund's shareholders and its adviser. This conflict arises because the fees paid by the shareholders represent revenue to the adviser. The United States Supreme Court has stated that the disinterested-director requirement is "the cornerstone of the ICA's efforts to control" this conflict of interest. *Burks v. Lasker*, 441 U.S. 471 (1979).

67. The disinterested directors are supposed to serve as "watchdogs" for the shareholders of the Funds. As such, the disinterested directors have primary responsibility for, among many other things, negotiating and approving all contracts and agreements with Defendants and reviewing the reasonableness of the advisory and distribution fees received by Defendants. Accordingly, as noted by the GAO, the directors are expected to review, among other things, the advisor's costs, whether fees have been reduced when the Funds' assets have grown, and the fees charged for similar services. *See* GAO Report at 14 [Ex. 3]. These responsibilities are intensive, requiring the directors to rely on information provided by

21

Defendants. Defendants, in turn, have a fiduciary duty to provide all information reasonably necessary for the directors to perform their obligations. *See* 15 U.S.C., § 80a-15(c); 17 C.F.R. § 270.12b-1.

68.   The ICA contains a presumption that the disinterested directors are in fact disinterested. However, the lack of conscientiousness of even disinterested directors in reviewing the fees paid by the Funds, the lack of adequate information provided to the directors in connection with their approvals of the advisory agreements and Distribution Plans, and the control of management over the directors in reviewing the fees paid by the Funds are not presumed but, rather, are important factors recognized in the *Gartenberg* line of cases in determining whether Defendants have breached their fiduciary duties. In addition, the SEC has specifically recognized that even disinterested directors may not be independent but, rather, may be subject to domination or undue influence by a fund's investment adviser. For example, the SEC has stated that "disinterested directors should not be entrusted with a decision on use of fund assets for distribution without receiving the benefit of measures designed to enhance their ability to act independently." Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414, 1980 SEC LEXIS 444 at *36 (Oct. 28, 1980).

69.   Two noteworthy industry insiders have commented on the general failure of mutual fund boards to fulfill their responsibilities under the ICA. Jack Bogle, founder of the Vanguard Group, made the following comment:

> Well, fund directors are, or at least to a very major extent, sort of a
> bad joke. They've watched industry fees go up year after year,
> they've added 12b-1 fees. I think they've forgotten, maybe they've
> never been told, that the law, the Investment Company Act, says
> they're required to put the interest of the fund shareholders ahead of
> the interest of the fund adviser. It's simply impossible for me to see
> how they could have ever measured up to that mandate, or are
> measuring up to it.

Warren Buffet, famous investor and chairman of Berkshire Hathaway, Inc. made the following

comment, which was recently quoted by a United States District Court:

> I think independent directors have been anything but independent.
> The Investment Company Act, in 1940, made these provisions for
> independent directors on the theory that they would be the watchdogs
> for all these people pooling their money. The behavior of
> independent directors in aggregate since 1940 has been to rubber
> stamp every deal that's come along from management—whether
> management was good, bad, or indifferent. Not negotiate for fee
> reductions and so on. A long time ago, an attorney said that in
> selecting directors, the management companies were looking for
> Cocker Spaniels and not Dobermans. I'd say they found a lot of
> Cocker Spaniels out there. *Strougo v. BEA Assoc.*, 188 F. Supp.2d
> 373, 383 (S.D.N.Y. 2002) (citation omitted).

Mr. Buffet has also stated, in his letter to shareholders in the 2002 Berkshire

Hathaway, Inc. annual report:

> [A] monkey will type out a Shakespeare play before an "independent"
> mutual-fund director will suggest that his fund look at other managers,
> even if the incumbent manager has persistently delivered substandard
> performance. When they are handling their own money, of course,
> directors will look to alternative advisors – but it never enters their
> minds to do so when they are acting as fiduciaries for others. . . .
> Investment company directors have failed as well in negotiating
> management fees . . . . If you or I were empowered, I can assure you
> that we could easily negotiate materially lower management fees with
> the incumbent managers of most mutual funds. And, believe me, if
> directors were promised a portion of any fee savings they realized, the
> skies would be filled with falling fees. Under the current system,
> though, reductions mean nothing to "independent" directors while
> meaning everything to managers. So guess who wins? . . . [I]n
> stepping up to [their] all-important responsibilities, tens of thousands
> of "independent" directors, over more than six decades, have failed
> miserably. (They've succeeded, however, in taking care of
> themselves; their fees from serving on multiple boards of a single
> "family" of funds often run well into six figures.) 2002 Berkshire
> Hathaway, Inc. Annual Report to Shareholders, p. 17 – 18.

70.   As part of their scheme to receive excessive fees, Defendants did not keep the

directors fully informed regarding all material facts and aspects of their fees and other

compensation, and the directors failed to insist upon adequate information. On information and belief, Defendants provided virtually no information to the directors regarding the advisory fees charged to pension and other institutional clients or to other mutual funds being advised or sub-advised by Defendants. On information and belief, Defendants provided virtually no information to the directors regarding the economies of scale enjoyed or fallout benefits received by Defendants. On information and belief, the profitability data given to the board of directors provide no explanation as to how the board should evaluate economies of scale and do not explain how the shareholders benefit from distribution plans. On information and belief, the board of directors of the Funds failed to request and evaluate, and Defendants failed to provide, information reasonably necessary to an informed determination of whether the Distribution Plans should have been implemented and whether they should be continued. On information and belief, the directors rarely, if ever, questioned any information or recommendations provided by Defendants.

71.   The foregoing assures that the directors do not understand Defendants' true cost structure and, in particular, the economies of scale enjoyed by them in providing investment advisory services to the Funds and their institutional and other clients. Nor do the directors understand the nature of the Distribution Plans and the benefits received by Defendants, and lack of benefits received by Plaintiffs, from the Distribution Plans.

72.   On information and belief, the Funds' disinterested directors have not received the benefit of any measures to enhance their ability to act independently, which has caused the directors to be dependent on Defendants and has allowed Defendants to dominate and unduly influence the directors. In addition, the directors' failure to insist on adequate information evinces a lack of care and conscientiousness on their part.

COUNT I
ICA §36(b)
BREACH OF FIDUCIARY DUTY
(Excessive Investment Advisory Fees)

73.   Plaintiffs repeat and re-allege paragraphs 1 through 72, inclusive, of this complaint.

74.   The fees charged by Defendants or their affiliates for providing advisory services to the Funds are and continue to be disproportionate to the services rendered and are not within the range of what would have been negotiated at arm's length in light of all the surrounding circumstances, including the advisory fees that Defendants charge their other clients.

75.   In charging and receiving excessive or inappropriate compensation, and in failing to put the interests of Plaintiffs and the other shareholders of the Funds ahead of their own interests, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

76.   Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, "the amount of compensation or payments received from" the Funds.

COUNT II
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excess Profits from Economies of Scale)

77.   Plaintiffs repeat and re-allege paragraphs 1 through 72, inclusive, of this complaint.

78.   Defendants have received and continue to receive excess profits attributable to extraordinary economies of scale and, ironically, at least in part at Plaintiffs' expense, in the form of payment of distribution fees benefiting only Defendants.

79. By retaining excess profits derived from economies of scale, Defendants have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

80. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT III
ICA § 36(b)
BREACH OF FIDUCIARY DUTY
(Excessive Rule 12b-1 Distribution fees and Extraction of
Additional Compensation for Advisory Services)

81. Plaintiffs repeat and re-allege paragraphs 1 through 72, inclusive, of this complaint.

82. The distribution fees charged and received by Defendants or their affiliates were designed to, and did, extract additional compensation for Defendants' advisory services in violation of Defendants' fiduciary duty under § 36(b). Although the distribution fees may have contributed to the growth in assets of the Funds, the resulting economies of scale benefited only Defendants, and not Plaintiffs or the Funds.

83. In failing to pass along economies-of-scale benefits from the distribution fees, and in continuing to assess distribution fees pursuant to plans of distribution despite the fact that no benefits inured to Plaintiffs, Defendants have violated, and continue to violate, the ICA and have breached and continue to breach their statutory fiduciary duty to Plaintiffs in violation of ICA § 36(b).

84. Plaintiffs seek, pursuant to § 36(b)(3) of the ICA, the "actual damages resulting from the breach of fiduciary duty" by Defendants, up to and including, the "amount of compensation or payments received from" the Funds.

COUNT IV
ICA § 12(b)
(Unlawful Distribution Plans)

85.   Plaintiffs repeat and re-allege paragraphs 1 through 72, inclusive, of this complaint.

86.   Plaintiffs and other shareholders in the Funds each paid service or distribution fees to Defendants

87.   When Defendants first initiated the Distribution Plans, they represented that the distribution fees were being collected in order to, at least in part, grow the assets of the Funds in order to reduce the cost to Plaintiffs of providing advisory services. Only one of the following alternatives could possibly have occurred:

      a.   The Funds grew as a result of the payment of distribution fees and market forces, in which case economies of scale were generated but not passed on to Plaintiffs or the Funds; or

      b.   The distribution fees did not contribute to economies of scale, produced no other material benefits for Plaintiffs and the other shareholders of the Funds, and should not have been approved or continued.

88.   Either way, Defendants have violated § 12(b) of the ICA and Rule 12b-1, 17 C.F.R. § 270.12b-1, by accepting excessive or inappropriate compensation in violation of the fiduciary duty owed by them to the Fund. Defendants' violation of § 12(b) and Rule 12b-1 is continuing in nature.

89.   Moreover, Defendants have spent fund assets on distribution over and above the limits imposed on 12b-1 payments, hiding such payments in brokerage expense costs (directed brokerage).

90. Additionally, Defendants have treated individual fund shareholders such as Plaintiffs improperly by diverting their 12b-1 payments to illicit rebates or illicit payoffs to fiduciaries in order to bring assets into the Fund Complex for the Defendant Advisors to manage, to MFS and Sun Life's benefit with no corresponding benefits flowing to Plaintiffs or the other fund shareholders by virtue of this diversion of their assets.

91. The wrongful rebates and other payments represent undisclosed discriminatory diversions of fund assets in breach of Defendants' fiduciary duties. To the extent that the payments constitute reductions in prices to affected fund purchasers, they constitute illegal sales in violation of section 22 of the Investment Company Act since they represent sales at prices or under terms not disclosed in the prospectus.

92. Defendants have violated § 12(b) of the ICA and Rule 12b-1, 17 C.F.R. § 270.12b-1, by accepting excessive or inappropriate compensation, or by making improper uses of fund assets, in violation of the fiduciary duty owed by them to the Funds. Defendants violation of § 12(b) and Rule 12b-1 is continuing in nature.

93. Plaintiffs seek damages resulting from the adoption and continuation of these unlawful Distribution Plans and unlawful Distribution Practices.

WHEREFORE, Plaintiffs demand judgment as follows:

A. An order declaring that Defendants have violated and continue to violate § 12, § 36(b), § 22 and Rule 12b-1 of the ICA and that any advisory or distribution agreements entered into are void ab initio;

B. An order preliminarily and permanently enjoining Defendants from further violations of the ICA;

C.   An order awarding damages against Defendants including all fees paid to them by

Plaintiffs and the Funds for all periods not precluded by any applicable statutes of limitation

through the trial of this case, together with interest, costs, disbursements, attorneys' fees, and

such other items as may be allowed to the maximum extent permitted by law;

D.   Such other and further relief as may be proper and just.

Dated: May 4 , 2004

JOHNSON, POPE, BOKOR,
RUPPEL & BURNS, L.L.P.

By: *Becky Ferrell-Anton*
Guy M. Burns, FBN 160901
Jonathan S. Coleman, FBN 797480
Becky Ferrell-Anton, FBN 449342
100 North Tampa Street, Ste. 1800
Tampa, FL 33602
(813) 225-2500
Fax: (813) 223-7118

Michael J. Brickman
James C. Bradley
Nina H. Fields
RICHARDSON, PATRICK,
WESTBROOK & BRICKMAN LLC
174 East Bay Street
Charleston, SC 29401
(843) 727-6500
Fax: (843) 727-3103

Lynn Lincoln Sarko
Michael D. Woerner
Gretchen F. Cappio
KELLER ROHRBACK, LLP
1201 Third Avenue, Suite 3200
Seattle, WA 98101-3052.
(206) 623-1900
Fax: (206) 623-3384

Attorneys for Plaintiff

86923

THE JOURNAL OF CORPORATION LAW



VOLUME 26 ◆ NUMBER 3 ◆ SPRING 2001

MUTUAL FUND ADVISORY FEES:
THE COST OF CONFLICTS OF INTEREST

John P. Freeman
Stewart L. Brown

Mutual Fund Advisory Fees: The Cost of Conflicts of Interest

John P. Freeman[*] & Stewart L. Brown[**]

[*] Campbell Professor of Legal and Business Ethics, University of South Carolina. B.B.A., 1967; J.D., 1970, University of Notre Dame; LL.M. 1976, University of Pennsylvania. Member, Ohio and South Carolina Bars.
[**] Professor of Finance, Florida State University. B.S.B.A., 1970; M.B.A. 1971; Ph.D. 1974, University of Florida; CFA.

610   *The Journal of Corporation Law*   [Spring

I. INTRODUCTION

In the early 1970s, America's mutual fund industry was suffering net redemptions, meaning it was contracting in size.[1] Fund marketing efforts were in disarray, thus prompting the Securities and Exchange Commission (SEC) to embark on a special study analyzing the problems then plaguing the industry. From that starting point, the SEC moved to loosen restrictions on fund marketing in order to foster a "more competitive environment."[2]

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1. Between February 1972 and July 1974, Investment Company Institute-member (ICI) funds suffered net redemptions in twenty-six out of thirty months. DIVISION OF INVESTMENT MANAGEMENT, SEC, MUTUAL FUND DISTRIBUTION AND SECTION 22(d) OF THE INVESTMENT COMPANY ACT OF 1940 19 (1974).

2. *See id.* at 10-11, 84-135. The SEC's Division of Investment Management Regulation conducted hearings into the state of mutual fund marketing. In its report on mutual fund distribution, the Division observed:

> The hearings confirmed that the mutual fund industry is faced with a disrupted marketing system. Record sales of earlier years have given way to net redemptions; competing products have made substantial inroads; fund managers have diversified into other fields; and the fund industry, which in many cases has operated at a distribution deficit, has allowed its relationship with small broker-dealers to deteriorate, while it has become increasingly dependent for sales upon large broker-dealers to whom mutual fund shares are a relatively unimportant source of income.

Id. at 9. The report further noted: "[T]he industry is not prospering with the marketing strategy which was so successful in past years. Hence, changes in the pattern of fund distribution seem inevitable. . . ." *Id.* at 43.

The SEC's analysis was on target. A major factor contributing to the industry's subsequent resurgence was the flood of money into the industry's money market funds as investors chased high yields during the mid-to-late 1970s and into the 1980s. *See* Lisa McCue, *Is Deposit Insurance Necessary,* AM. BANKER, Apr. 15, 1982, at 14 (discussing the success of money market mutual funds). The 1974 SEC staff report observed that cash management funds were a "relatively new phenomenon," accounting "for a significant portion of industry sales and a growing portion of industry assets," and that, "[b]ut for the rapid growth of these funds, the industry as a whole would be in a net redemption position." DIVISION OF INVESTMENT MANAGEMENT, *supra* note 1, at 129 n.1. By 1979, the money market funds alone accounted for $45.2 billion in assets. Terry R. Glenn et al., *Distribution in Mid-Decade: Coping with Success and Other Problems, in* INVESTMENT COMPANIES 1986, at 73, 77 (PLI Corp. Law Practice Course, Handbook Series No. B4-6746m 1986). By 1980, the figure was $76 billion, easily surpassing the $58 billion held in equity, bond, and income funds. WILLIAM J. BAUMOL ET AL., THE ECONOMICS OF MUTUAL FUND MARKETS: COMPETITION VERSUS REGULATION 34 (1990).

A second, huge change in fund distribution resulted from the SEC's 1980 promulgation of rule 12b-1, which enabled funds to pass on distribution costs directly to fund shareholders. 17 C.F.R. § 270.12b-1 (1999). Since rule 12b-1's adoption, over 7000 mutual funds have adopted rule 12b-1 plans. Joel H. Goldberg & Gregory N. Bressler, *Revisiting Rule 12b-1 Under the Investment Company Act,* 31 SEC. & COMMODITIES REG. REV. 147 (1998). Rule 12b-1 fees provide a means by which pricing and distribution could be reordered through the imposition of conditional deferred sales loads. Though its rulemaking enabled this change, the SEC never saw the transformation coming. *See* Glenn et al., *supra* at 84. ("[T]he major result of Rule 12b-1, the development of the widespread appearance of contingent deferred sales charges beginning in 1981, was clearly unanticipated by the Commission when it adopted Rule 12b-1.").

By mid-1973, as the SEC's distribution study neared completion, the industry's total assets stood at less than $55 billion,[3] with those assets held by fewer than 800 funds.[4] Today's industry boasts more than 10,000 funds,[5] with assets exceeding $7 trillion,[6] an average annual asset growth rate since 1974 exceeding twenty percent.[7] Over that same time span, fund sponsors have prospered greatly. In 1998, assets held by Merrill Lynch's own family of funds exceeded the fund industry's total net assets twenty-five years earlier.[8] In early 1999, fund sponsors' annual revenue was estimated at $55 billion,[9] equaling the industry's total assets twenty-five years earlier. A consequence of this staggering growth is that fund sponsors, the SEC, fund investors, and the courts must now confront a new wave of challenges. Despite its phenomenal marketing success, the fund industry now finds aspects of its conduct under attack from various quarters.

The popular press is focusing attention on the industry's fee structure and the perceived inadequacy of mutual fund governance.[10] Scholarly articles published by

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3. BAUMOL ET AL., *supra* note 2, at 19 n.1.

4. *Id.* at 17.

5. *Weiss Ratings Now Available Online*, BUS. WIRE, Jan. 8, 2001, LEXIS, Curnws File (reporting risk-adjusted performance ratings for more than 10,000 mutual funds). The SEC staff has reported that stock and bond funds alone numbered more than 8900 at the end of 1999. DIVISION OF INVESTMENT MANAGEMENT, SEC, REPORT ON MUTUAL FUND FEES AND EXPENSES (Dec. 2000), *at* http://www.sec.gov/studies/feestudy.htm [hereinafter REPORT ON MUTUAL FUND FEES].

6. *Investment Company Institute Reports Trends in Mutual Fund Investing: April 2000*, PR NEWSWIRE, May 31, 2000, LEXIS, Curnws File. As of year-end 2000, gross assets remained around $7 trillion. Aaron Lucchetti, *After Stock Funds' Poor Year, Time for the Damage Report*, WALL ST. J., Jan. 12, 2001, at C1.

7. A quarter century ago, additions to American families' net cash savings were $180 billion, with the fund industry claiming $1 billion of that amount. By 1998, net cash inflows into mutual funds amounted to $401 billion, accounting for nearly all of the $406 billion addition to American families' savings for the year. John C. Bogle, Economics 101 for Mutual Fund Investors . . . for Mutual Fund Managers, Speech Before the Economic Club of Arizona (Apr. 20, 1999), *at* http://www.vanguard.com/educ/lib/bogle/econ.html [hereinafter Bogle, *Economics 101*].

8. MERRILL LYNCH & CO., 10-K, 4 (1998) (reporting 1998 mutual fund sales of $55.5 billion, of which approximately $22.5 billion were funds advised by Merrill Lynch affiliates).

9. John C. Bogle, Investment Management: Business or Profession, Address at the New York University Center for Law and Business (Mar. 10, 1999), *at* http://www.vanguard.com/educ/lib/bogle/ investmanage.html; *see also* John Waggoner & Sandra Block, *High Fund Performance at Low Cost*, USA TODAY, Mar. 26, 1999, at 3B (quoting John Bogle). Bogle estimated that out of the total gross revenue for fund sponsors, less than 10%, "[m]aybe $5 billion" actually goes to paying for management of the funds. *Id.*

10. *See, e.g.*, Tracey Longo, *Days of Reckoning: Congress is Finally Starting to Look Into Why Mutual Fund Fees Keep Rising*, FIN. PLAN., Nov. 1, 1998, at 1 ("Several leading mutual fund analysts and critics are also making the case that not only do higher fees not mean better performance, often the opposite is true."); Robert Barker, *High Fund Fees Have Got to Go*, BUS. WK., Aug. 16, 1999, at 122 ("Since 1984, Morningstar reports, the average cost of actively run no-load U.S. stock funds fell less than 10%, even as their assets multiplied 32 times. Vast economies of scale benefited mutual-fund companies, not investors."); Robert Barker, *Fund Fees Are Rising. Who's to Blame?*, BUS. WK., Oct. 26, 1998, at 162 ("If expenses are too high, it's the independent directors who have failed."); Thomas Easton, *The Fund Industry's Dirty Secret: Big is Not Beautiful*, FORBES, Aug. 24, 1998, at 116, 117 ("The dirty secret of the business is that the more money you manage, the more profit you make—but the less able you are to serve your shareholders. . . . In most businesses size is an advantage. In mutual funds it is an advantage only to the sponsor, not to the customer."); Charles Gasparino, *Some Say More Could be Done to Clarify Fees*, WALL ST. J., May 20, 1998, at C1 ("[I]s the industry rising to the challenge? Is it doing all it can to clearly and simply explain how much investors are paying in fees and expenses?"); Linda Stern, *Watch Those Fees*, NEWSWEEK, Mar. 23, 1998, at 73 ("Today's financial marketplace is a bizarre bazaar: in the flourishing fund industry, the law of supply and demand sometimes

finance academics have ridiculed board-approved 12b-1fees[11] paid by fund shareholders.[12] Law review commentators offer uncomplimentary evaluations of those who control fund management and policies.[13] The SEC has weighed in, questioning "whether changes are needed in the current system."[14] Another federal agency, the

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works backward, and heightened competition can mean higher prices."); Steven T. Goldberg, *Where Are Fund Directors When We Need Them?*, KIPLINGER'S PERS. FIN. MAG., Apr. 1997, at 111 ("It isn't hard to find examples of fund directors who are tolerant of high fees, bad performance or both."); Jeffrey M. Laderman, *Are Fund Managers Carving Themselves Too Fat a Slice?*, BUS. WK., Mar. 23, 1992, at 78 (discussing the fact that mutual fund advisory "fees are not coming down as they are in the pension-fund business. 'Perhaps that's because pension-plan sponsors pay attention to fees,' notes Charles Trzcinka, a finance professor at the State University of New York at Buffalo."); Ruth Simon, *How Funds Get Rich at Your Expense*, MONEY, Feb. 1995, at 130 (explaining that fund shareholders "pay nearly twice as much as institutional investors for money management. And that calculation doesn't even include any front- or back-end sales charges you may also pony up."); Anne Kates Smith, *Why Those Fund Fees Matter*, U.S. NEWS & WORLD REP., July 8, 1996, at 73 ("[I]magine customers cheerfully swallowing price hikes each year—even though competing products keep flooding the market. Sound ridiculous? That's how the mutual-fund business works."); Geoffrey Smith, *Why Fund Fees Are So High*, BUS. WK., Nov. 30, 1998, at 126 (noting allegations that the amount of assets under management in the Fidelity fund complex jumped from $36 billion to $373 billion from 1985 to 1995 without economies of size being shared with investors; management fees were increased from 1.085% of assets under management to 1.146% of assets, yielding the management company an extra $288 million in revenue); Maggie Topkis, *Getting Wise to Mutual Fund Fees*, FORTUNE, Dec. 23, 1996, at 191 ("Put bluntly, in all but a few cases, fees are the keys to future returns."); Edward Wyatt, *Empty Suits in the Boardroom*, N.Y. TIMES, June 7, 1998, § 3, at 1 ("Rarely, if ever, since the current system of mutual fund oversight was laid out in the Investment Company Act of 1940 have fund directors been under fire on so many fronts at once."); *Industry Doing a Poor Job of Explaining Charges*, USA TODAY, July 8, 1998, at 14A (complaining that "fees are going up" and that they "have become so complicated you need a financial advisor just to wade through them").

11. *See* 17 C.F.R. § 270.12b-1 (1999) (setting forth rules by which a registered open-end management investment company may pay expenses associated with the sale of its shares).

12. *See, e.g.*, Antonio Apap & John M. Griffith, *The Impact of Expenses on Mutual Fund Performance*, 11 J. FIN. PLAN. 76 (1998) (stating that for funds with investment objectives of long-term growth, growth and current income, and equity income, 12b-1 fees do not add to funds' performance); Stephen P. Ferris & Don M. Chance, *The Effect of 12b-1 Plans on Mutual Fund Expense Ratios: A Note*, 42 J. FIN. 1077, 1082 (1987) (describing 12b-1 fees as "a dead-weight cost"); Robert W. McLeod & D.K. Malhotra, *A Re-examination of the Effect of 12b-1 Plans on Mutual Fund Expense Ratios*, J. FIN. RES. 231, 239 (1994) (stating that 12b-1 fees are "a dead weight cost" to shareholders that has been increasing over time). For criticism in fund industry literature see, Amy C. Arnott, *The Rising Tide*, MORNINGSTAR MUTUAL FUNDS, Oct. 11, 1996, at S1-S2; Michael Mulvihill, *A Question of Trust*, MORNINGSTAR MUTUAL FUNDS, Aug. 30, 1996, at 51-52.

The General Accounting Office Report noted that academics have voiced the following concerns about fee levels in the fund industry: "whether competition, fund disclosures, and mutual fund directors are sufficiently affecting the level of fees," GENERAL ACCOUNTING OFFICE, MUTUAL FUND FEES ADDITIONAL DISCLOSURE COULD ENCOURAGE PRICE COMPETITION 4 (2000) [hereinafter "GAO REPORT"]; "that the information currently provided does not sufficiently make investors aware of the level of fees they pay," *id.* at 7; "the directors' activities may be keeping fees at higher levels because of [a] focus on maintaining fees within the range of other funds," *id.* at 8; "some studies or analyses that looked at the trend in mutual fund fees found that fees had been rising," *id.* at 47; "funds do not compete primarily on the basis of their operating expense fees," *id.* at 62; "academic researchers [and others] saw problems with the fee disclosures [made by mutual funds]," GAO REPORT, *supra*, at 76.

13. *See, e.g.*, Samuel S. King, Note, *Mutual Funds: Solving the Shortcomings of the Independent Director Response to Advisory Self-dealing Through Use of the Undue Influence Standard*, 98 COLUM. L. REV. 474 (1998) (discussing various approaches to dealing with conflicts of interests of mutual fund investment advisors).

14. *See* Wyatt, *supra* note 10, at 1 (discussing the SEC's examination of mutual fund governance). Most recently, in January 2001, the SEC amended various exemptive rules in an effort to "enhance director independence and effectiveness." Role of Independent Directors of Investment Companies, Investment

General Accounting Office, recently issued a detailed report finding that mutual funds generally do not attempt to compete on the basis of costs (*i.e.*, price competition is muted).[15] If the SEC's aim a quarter-century ago truly was to spur innovations to "set the stage for retail price competition" within the industry,[16] then, as we shall see, there is still a lot of work to be done. Indisputably, price competition is in investors' best interests. In the absence of competition, costs increase, resulting in a drag on performance.[17]

The absence of price competition within the fund industry is by no means conceded by industry insiders, leaving observers faced with ambiguous and often contradictory data that can lead one to conclude that "competition is up—and so are costs."[18] This strangeness—tremendous popularity, proliferating consumer options, and less than robust price competition—arises in the realm of the most tightly regulated financial product sold in the country today. In the words of a former SEC chairman, "[n]o issuer of securities is subject to more detailed regulation than a mutual fund."[19] Unfortunately, as we shall see, decades of SEC-commissioned studies, rule-making, and jawboning have led to a system that, for the most part, works beautifully for those who sell funds to the public, or sell services to funds, but much less admirably for the industry's investors.

Company Act Release No. 24816 (Jan. 2, 2001), 2001 WL 6738 (SEC). The SEC's action is discussed in notes 212-22 *infra* and accompanying text.

15. GAO REPORT, *supra* note 12, at 62-65.

16. DIVISION OF MANAGEMENT REGULATION, *supra* note 1, at v.

17. *See, e.g.*, Jonathan Clements, *Hint: Managers Are Only as Smart As the Expenses They Charge*, WALL. ST. J., July 6, 1999, at R1 ("It's not a hard and fast rule, but the more a fund costs, the less you can expect from your investment."); Ruth Simon, *Avoid Stock and Bond Funds With High Expenses*, BUFFALO NEWS, Mar. 6, 1995, at 10 (according to studies conducted separately by the SEC and Princeton University, "investors lose roughly 2 percentage points in return for every one percentage point they pay in annual expenses").

18.

> "Most fund companies don't even attempt to point to strong performance as a rationale for higher
> fees," says Amy Arnott, an editor with Morningstar. "Rather, they typically justify increases in
> their management fees by pointing to the average for similar funds. This argument can only lead
> to an upward spiral in costs: As more funds raise their fees to bring them in line with the
> averages, the averages go up, more funds raise their fee and so on."

Stern, *supra* note 10, at 73; *see also* Longo, *supra* note 10; JOHN C. BOGLE, BOGLE ON MUTUAL FUNDS 284 (1994) (observing that most proxies seeking shareholder approval of fee hikes "suggest that, after long consideration, the fund's directors have approved the fee increase requested by the management company, since the fund's rates were below industry norms"). If upward movement in others' fees provides a valid reason for advisory fee rate hikes, then fund revenues can be expected to boom, for fund expense ratios have been rising, at least for the most popular funds. Average annual expense ratios for the 10 best-selling funds are reportedly running at 0.93% of fund assets, up from 0.79% last year and 0.73% in 1998. *See* Christopher Oster, *Fees? You Mean Mutual Funds Have Fees?*, WALL. ST. J., July 14, 2000, at A1. For its part, the ICI understandably takes a dim view of the notion that fund directors increase advisory fees to keep up with rates levied at other funds. *See* Letter from Matthew P. Fink, President, Investment Company Institute, to Thomas J. McCool, Director, Financial Institutions and Market Issues, U.S. General Accounting Office 2 (May 3, 2000), *reprinted in* GAO REPORT, *supra* note 12, at Appendix III (contending that the view that this goes on "is contradicted directly by the applicable legal standards governing the work of directors"). Of course, the fact that applicable legal standards ought to prevent such action does not mean it does not occur, it means only that if the behavior does go on it may well be illegal.

19. DIVISION OF INVESTMENT MANAGEMENT, *supra* note 1, at v.

The Journal of Corporation Law   [Spring

This Article examines whether the chief product that shareholders buy when they invest in mutual funds—professional investment advice—is being systematically overpriced by fund managers. The emphasis is on advisory fees imposed on equity mutual funds. Part II explains how the industry's unique management structure accounts for the alleged lack of price competition in the delivery of management advice perceived by the industry's detractors. Part III examines two questions related to economies of scale in the fund industry. First, do economies of scale exist for the delivery of investment management services to equity fund shareholders? Second, if so, are those economies being shared fairly with the funds' owners by the funds' agents, the investment advisors? Part IV studies causes for the status quo, including the industry's statutory scheme, the quality of the SEC's regulatory efforts, and the reception given fund critics by the courts. The Article concludes with a set of proposals for changing the present competitive environment in which fund advisory fees are set, disclosed, and evaluated.

II. FUNDS' UNIQUE MANAGEMENT STRUCTURE

The principal reason mutual funds have won acceptance in the marketplace has little to do with securities law requirements or the SEC's regulatory know-how. Mutual funds have been well received because, in the main, they can be very good products for investors to own. Mutual funds historically have provided their shareholders with the ability to pursue a vast array of different investment objectives as co-owners of an entity offering three main services: diversified investment risk, professional investment management, and a redeemable security.[20] The fact that fund shares are redeemable at net asset value (minus, in some cases, a redemption fee) differentiates mutual funds from their closed-end fund[21] cousins and the rest of the entities populating the investment media universe.[22] Because funds issue a redeemable security, new sales generally are viewed as crucial to a fund's ability to survive and prosper. Absent new investors, funds risk being redeemed out of existence as shareholders cash in their holdings.

The concept of external management is nearly as universal a hallmark of the fund industry as redeemable shares. This characteristic is by no means crucial to a fund's existence, though it is nonetheless ubiquitous. As explained by the Vanguard Group's founder, John C. Bogle, mutual funds almost always

> are operated by external . . . management companies which seek to earn high returns for fund investors, to be sure, but seek at the same time to earn the highest possible returns for themselves. Some of these companies are publicly-held, in which case their shares are held by investors who own their shares for

20. Many other services may also be offered, depending on the fund. Among them are free switching between funds in the same group or complex, automatic dividend reinvestment, telephone or check-writing withdrawal, and various retirement benefit plan options. For a basic introduction to fund operations, see Victoria E. Schonfeld & Thomas M.J. Kerwin, *Organization of a Mutual Fund*, 49 BUS. LAW. 107 (1993).

21. Closed-end investment companies differ from mutual funds because their shares are not redeemable. Thus, closed-end shares are traded in the marketplace at prices that range from premiums with net asset value per share to discounts below net asset value. *See id.* at 112-13.

22. Indeed, a mutual fund's aggregate holdings of illiquid securities may not exceed 15% of the fund's assets. *See* Revisions and Guidelines to Form N-1, Investment Company Act Release No. 18,612, [1991-1992 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 84,930, at 82,479 (Mar. 12, 1992). Closed-end funds have no such liquidity requirement since their shares are not redeemable.

the same reason that investors own Microsoft or General Motors: To make money for themselves.[23]

The external manager typically controls all facets of fund life, from the fund's incorporation through the selection of the initial board. This control tends not to be relinquished over time,[24] or at least until the advisory office subsequently is sold to another external advisor, typically at a very nice profit.[25] Through agreements approved by the fund's board of directors, the external advisor normally contracts with the fund and related sister-funds operating in the advisor's "complex" to supply the investment advisory, marketing, and administrative services required for the funds to operate.[26] In return, the advisor is compensated through fees set in the board-approved management agreement.[27] As the SEC has noted, "Mutual funds are unique . . . in that they are 'organized and operated by people whose primary loyalty and pecuniary interest lie

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23. John C. Bogle, Honing the Competitive Edge in Mutual Funds, Address Before the Smithsonian Forum, Washington, D.C. 5 (Mar. 23, 1999) (on file with author). Stated differently, "Ordinary corporations do not need to go out and hire other corporations, with separate owners, to manage their affairs. Mutual funds do precisely that today . . . ." BOGLE, *supra* note 18, at 300. As evidence of the cost drag on fund performance flowing from the industry's conflicted management structure, Bogle noted that of actively managed stock funds in existence for the preceding 15 years, only 1 in 24 outpaced the return of the Standard & Poor's 500 Index, John C. Bogle, Honing the Competitive Edge in Mutual Funds, Address Before the Smithsonian Forum, Washington, D.C. (Mar. 23, 1999), at 2 (on file with author). In 1998, bond funds returned to their investors only 86% of the total return offered by the bond market. *Id.* at 4. Money market funds earned only 89% of the money market's returns over the last 15 years. *Id.* at 5.

24. *See* Role of Independent Directors of Investment Companies, Securities Act Release No. 33-7754 [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,212, at n.10 (Oct. 14, 1999). In the words of one of the industry's earliest and most vociferous critics:

> Now, this is about the birds and the bees of the American corporate scene. . . . The fund is conceived by a bunch of people whom we call advisors or managers. . . . This group gives birth to the fund. The fund is manned by the advisors. If I may carry this figure of speech, the umbilical cord is never cut after birth, as would be true in ordinary biological life.

Statement of Abraham Pomerantz, *University of Pennsylvania Law School Conference on Mutual Funds*, 115 U. PA. L. REV. 659, 739 (1967). As former SEC Commissioner Manuel Cohen once remarked when referring to testimony by fund investment advisors:

> They also made the point that the investment advisor creates the fund, and operates it in effect as a business. Many of them stated that "It is our fund, we run it, we manage it, we control it," and I don't think there is anything wrong with them saying it. They were just admitting what is a fact of life. The investment advisor does control the fund.

Investment Company Act Amendments of 1976: Hearings on H.R. 9510, H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce, 90th Cong. 674 (1967) (statement of Manuel Cohen, Commissioner, SEC).

25. *See, e.g.*, BOGLE, *supra* note 18, at 327-28 (reporting an instance in which, following a successful effort to have fund shareholders raise the advisory fee because, among other things, its rates were about half of all fund advisors,' "below average," the advisor promptly sold itself for "a cool $1 billion"); Saul Hansell, *J.P. Morgan Shifts Strategies to Buy a Stake in Fund Concern*, N.Y. TIMES, July 31, 1997, at D1 (discussing J.P. Morgan's purchase of a 45% stake in a fund manager for $900 million). *See also* note 92 *infra* and accompanying text.

26. BAUMOL ET AL., *supra* note 2, at 22.

27. Board control over advisory fees is mandated by section 15(c) of the Investment Company Act of 1940. 15 U.S.C. §80a-15(c) (1994).

616   *The Journal of Corporation Law*   [Spring

outside the enterprise.'"[28] This Article examines how the cost of that conflict of interest is passed on to fund shareholders.

A. Independent Directors' Importance

Aware of the inherent conflict existing between the fund's shareholders and the entity's external advisors, Congress took a position favoring shareholders when it enacted the Investment Company Act of 1940:

> The national public interest and the interest of investors are adversely affected ... when investment companies are organized, operated and managed in the interest of investment advisors, rather than in the interest of shareholders ... or when investment companies are not subject to adequate independent scrutiny.[29]

To protect fund shareholders from self-dealing, Congress imposed a requirement that at least forty percent of a fund board needs to be composed of directors ostensibly independent of the investment advisor. The United States Supreme Court has dubbed these special directors "independent watchdogs."[30] The independent directors are charged with protecting against the overreaching of fund shareholders. As the Delaware Supreme Court has pointed out, independent directors can play a pivotal role in American corporate life. Speaking in the context of directors' fiduciary duties when making a decision whether to change control, the court stated:

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28. Role of Independent Directors of Investment Companies, Securities Act Release No. 33-7754 [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 86,212, at 82,451 (Oct. 14, 1999), *quoting from* DIVISION OF INVESTMENT MANAGEMENT, SEC, PROTECTING INVESTORS: A HALF CENTURY OF INVESTMENT COMPANY REGULATION 251 (1992) [hereinafter 1992 PROTECTING INVESTORS REPORT].

29. Investment Company Act of 1940 § 1(b)(2), 15 U.S.C. § 80a-1(b)(2) (1994).

30. Burks v. Lasker, 441 U.S. 471, 484 (1979). Warren Buffett has compared independent fund director watchdogs to "Cocker Spaniels and not Dobermans." JOHN C. BOGLE, COMMON SENSE ON MUTUAL FUNDS: NEW PERSPECTIVES FOR THE INTELLIGENT INVESTOR 368 (1999). For his part, industry critic Bogle offers a different word image: "Fund directors are, to a very major extent, sort of a bad joke." Geoffrey Smith, *Why Fund Fees Are So High*, BUS. WK., Nov. 30, 1998, at 126. Bogle also observes: "Everybody knows ... that people come on fund boards because they're friends of the CEO. So they go along with whatever he wants." Tyler Mathisen, *Bogle May Have Had a Transplant, But He Hasn't Had a Change of Heart*, MONEY, Dec. 1996, at 15. A lawyer who brought numerous cases against fund management companies once put it this way:

> I have had fourteen investment company cases and fourteen sets of depositions and/or cross examinations of the independent directors, and in not one single case did any unaffiliated director ever respond "Yes," to this type of question: When your fund grew from $100 million to $600 million, did you ever give any thought to making a comparison between your half of one percent and somebody else's fees?

> "No...."

> "Did you ever once suggest that when the fund got to be over a billion dollars ... perhaps a reduction from one-half percent to seven-sixteenths of one percent, or any other minute fraction?"

> "Answer: No–and I mean the uniform answer."

> "[T]he realities are ... that you can't count on the unaffiliated director[s]."

Statement of Abraham Pomerantz, *supra* note 24, at 753-54.

The power to say no is a significant power. It is the duty of the directors serving on [an independent committee] to approve only a transaction that is in the best interests of the public shareholders, *to say no to any transaction that is not fair to those shareholders and is not the best transaction available.*[31]

In practice, while independent fund directors have the right to demand advisory or distribution fee cuts or to fire the fund's advisor or underwriter, those rights are virtually never exercised.[32] Indeed, in the leading fund industry management fee case of *Gartenberg v. Merrill Lynch Asset Management, Inc.*,[33] the Second Circuit expressly called attention to "the existence in most cases of an unseverable relationship between the advisor-manager and the fund it services."[34]

The fund advisor's *de facto* control over the fund's board can lead to high profit margins[35] and a high price for the advisory office should the advisor wish to sell out at some point. The conflict also leads to the risk that well-understood obligations owed by

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31. Kahn v. Lynch Communications Sys., Inc., 638 A.2d 1110, 1119 (Del. 1994) (brackets in original) (emphasis added) (quoting *In re* First Boston, Inc. Shareholder Litig., C.A. 10338, 1990 WL 78836, at *15-*16 (Del. Ch. June 7, 1990)).

32. *See, e.g.,* Werner Renberg, *Sixth Men or Fifth Wheels: Do Fund Directors Earn Their Paychecks?*, BARRON'S, Aug. 12, 1991, at M13 ("[Fund] directors have seldom booted an investment advisor, no matter how lousy a fund's performance.").

33. 694 F.2d 923 (2d Cir. 1982).

34. *Id.* at 929; *see also* Peter Tufano & Matthew Sevick, *Board Structure and Fee Setting in the U.S. Mutual Fund Industry*, 32 J. FIN. ECON. 321, 325 (1997) (citing only three instances in which a fund board replaced the fund manager against the manager's wishes and noting that the "board virtually never selects a sponsor other than the initial firm who established the fund and selected its initial board"). The dynamics of one fee negotiation were explained as follows:

> [I]n 1993, the directors of $87 million American Heritage asked shareholders to approve a pay package that would raise the annual management fee by two-thirds to 1.25% and authorize the fund (that is, the shareholders) to pick up an additional $40,000 in office rent previously paid by management. In the proxy statement sent to the shareholders, the directors explained that American Heritage Management Co., the fund's investment advisor, had threatened that without the increase it "could not assure that Board it would [continue to serve] as the Fund's investment advisor . . . ."

Simon, *supra* note 10, at 130. *Kahn,* 638 A.2d at 1110, reports on a similar form of negotiation between a dominant party and independent directors:

> [I]n this case the coercion was extant and directed to a specific price offer which was, in effect, presented in the form of a "take it or leave it" ultimatum by a controlling shareholder with the capability of following through on its threat . . . .[A]ny semblance of arm's length bargaining ended when the Independent Committee surrendered to the ultimatum that accompanied [the] final offer.

Id. at 1120-21. In *Kahn,* the court held that coercive conduct exerted on independent directors by those in control will nullify a shift in the burden of proving a transaction's fairness to those challenging the transaction. The court expressly held that burden-shifting can only occur when the group of independent directors negotiating with a controlling party "was truly independent, fully informed, and had the freedom to negotiate at arm's length." *Id.* A like ruling in fund fee litigation—that coercive behavior by a fund manager saddles the manager with the burden of proving the transaction's entire fairness—would be both warranted and revolutionary.

35. *See infra* notes 165-69 and accompanying text(describing pre-tax profit margins ranging over time from 57 to 77% for one money market fund advisory whose fee levels were among the lowest in the money market advisory industry).

board members may not be fulfilled. Eminent authority has explained that the chief oversight function performed by a normal board of directors in this country is "overseeing management's dedication to the polestar of profit maximization."[36] In essence, fund industry critics contend that many fund managers have been allowed to view life looking through the other end of the telescope, with "dedication to the polestar of profit maximization" working in favor of maximizing profits for the funds' hired managers at the expense of fund shareholders. One such critic is fund industry pioneer John Bogle. He has complained that "asset gathering has superceded fiduciary duty as the industry's hallmark."[37] From Bogle's perspective, "the spirit of fiduciary duty has not vanished. Rather, it has moved from the front seat to the back seat, subservient to the [fund advisors'] worship of market share."[38] According to Bogle, "[s]omewhere along the road, the industry has lost its way."[39] This is half the story. As we shall see, to a considerable extent, the industry has lost its way and gotten its way at the same time.

B. The Exception to the Rule: Internal Management at the Vanguard Group

The Vanguard Group of mutual funds offers a management structure running counter to the fund industry's general rule of external management. Vanguard Group funds are internally managed, meaning that the funds receive administrative and distribution services at cost. Advisory fees are either virtually nonexistent in the case of the complex's index funds, or are used to pay for services supplied by third parties. Director-run fund boards, motivated purely by their desire to secure for Vanguard's shareholders the best quality services at the lowest possible prices, hire these third parties. Vanguard funds, in other words, are managed like regular companies operating elsewhere in the economy: the entities' managers are driven to generate the best bottom-line returns possible. At the Vanguard funds, directors' eyes are indeed focused on the polestar of profit maximization for the Vanguard funds' shareholders. The Vanguard Group appeals to the price-conscious segment of the fund marketplace.[40] That segment has been growing; between 1974 and 1998, the Vanguard Group's assets soared from $1.3 billion to $450 billion.[41]

Vanguard's Bogle claims that Vanguard's shareholder-oriented management structure, distinctly rare in the fund industry but common throughout the rest of the economy, generated $3 billion in savings for Vanguard shareholders in 1998 alone.[42] If Bogle is even close to being correct, then fund shareholders are paying an onerous tax to compensate for the conflict of interest inherent in the fund industry's near-universal

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36. Ira M. Millstein, *The Responsible Board,* 52 BUS. LAW. 407, 409 (1997).

37. BOGLE, *supra* note 18, at 298.

38. *Id.*

39. *Id.* at x.

40. In the words of its managing director, the Vanguard Group "has sought to differentiate itself from its competition. in large measure by keeping costs low." *Improving Price Competition for Mutual Funds and Bonds: Hearing Before the House Subcomm. on Fin. & Hazardous Materials Subcomm. of the Comm. on Commerce,* 105th Cong. 72 (1998) (statement of F. William McNabb III, Managing Director, The Vanguard Group), *available at* http://www.ici.org/issues/fee_hearing.html [hereinafter *Improving Price Competition*].

41. BOGLE, *supra* note 30, at 407. This is an annual growth rate of over 27%, significantly outpacing the fund industry's 20% annual gain over roughly the same period. See *supra* note 7 and accompanying text.

42. BOGLE, *supra* note 30, at 431.

embrace of the external management model. The following section explores the available evidence that the industry's reliance on external management as a source for professional investment advice subjects fund shareholders to excessive costs.

III. ECONOMIES OF SCALE FOR ADVISORY SERVICES RENDERED TO EQUITY MUTUAL FUNDS

A. Introduction

Mutual funds exhibit "economies of scale" when there is an inverse relationship between assets under management and their operating expense ratios.[43] Operating ratios represent operating expenses divided by average fund assets. For present purposes, this Article accepts the following operating expense formulation adopted by the fund industry's trade group, the Investment Company Institute (ICI): advisory expenses plus administrative expenses,[44] but excluding 12b-1 fees.[45]

The existence of economies of scale as fund assets under management increase has been dubbed "folklore,"[46] and an item about which "no plaintiff has been able to produce evidence."[47] Given the industry's explosive growth, one would expect that fund expenses on average would have plummeted. It is not clear from the evidence that this has happened. The average equity fund's expense ratio has more than doubled since 1950.[48] According to a study published by the ICI, the operating expense ratio[49] for all equity

43. John Rea et al., *Operating Expense Ratios, Assets and Economies of Scale in Equity Mutual Funds*, INVESTMENT COMPANY INSTITUTE PERSPECTIVE, Dec. 1999, at 1. The notion of economies of scale is a familiar one. Typically, the concept arises in the context of a manufacturing firm. As the number of units of output increases, total costs increase, but not as rapidly as output, so that average unit costs decrease as output increases. Such economies typically arise from spreading fixed costs among more units of production. The portfolio management process, which underpins advisory services, is characterized by high fixed costs (offices, computers, salaries, etc.) and very low variable costs. Thus, as the SEC staff recently noted: "Most observers believe that portfolio management is the fund cost with the greatest economies." REPORT ON MUTUAL FUND FEES, *supra* note 5. An earlier SEC staff report concluded that "a portfolio manager can manage $500 million nearly as easily as $100 million." 1992 PROTECTING INVESTORS REPORT, *supra* note 28, at 256 n.12. Since advisory services are subject to economies of scale, the fund's advisor may or may not pass along the largess to the fund. If economies of scale exist and fees are not lowered when assets under management increase, then the benefits of increased scale accrue to the manager in the form of increased profits. This can be especially insidious in a bull market environment. The GAO's report on price competition in the fund industry found that 64% of fund portfolio growth is due to portfolio appreciation. *See* GAO REPORT, *supra* note 12, at 9. This appreciation benefits investment advisors who garner increased fees from the general increase in market prices with no commensurate efforts on their part.

44. Rea et al., *supra* note 43, at 1, 5.

45. Rule 12b-1 fees are payments out of mutual fund assets to finance activities intended to result in the sale of fund shares or to pay for other services intended to benefit share holders. They were excluded because they are more closely associated with sales activity than post-sale administrative services. *See supra* note 12 and *infra* note 69 .

46. BAUMOL ET AL., *supra* note 2, at 87.

47. *Id.*

48. John C. Bogle, *Mutual Funds at the Millennium: Fund Directors and Fund Myths*, at http://www.vanguard.com/bogle_site/may152000.html (May 15, 2000). Between 1980 and 1998, the average equity fund's annual expense ratio jumped from 1.10% to 1.57%. Bogle, *Economics 101, supra* note 7.

49. This consists of management and administrative expenses born by shareholders divided by the fund's net assets; it does not include distribution costs, such as sales loads or 12b-1 fees.

620   *The Journal of Corporation Law*   [Spring

funds, using a sales-weighted average, rose 15% from 1980 to 1997,[50] a time of tremendous asset growth for the industry.[51] A recent SEC staff study showed that funds' weighted average expense ratio rose nearly 30% between 1979 and 1999,[52] with the jump exceeding 20% for equity funds. [53] A different study found that the cost of ownership for the industry's cheapest equity funds rose by 19% between 1980 and 1997.[54]

Another report on equity fund expenses shows that between 1981 and 1997, average equity fund expenses grew from 0.97% of net assets to 1.55%, with this 50% increase occurring over a period in which fund equity assets rose from $40 billion to $2.8 trillion.[55] During the same period, annual costs paid by fund shareholders soared from $320 million to $34 billion. Assuming that economies of scale exist, it is questionable why a hundredfold increase in costs should accompany a seventyfold increase in assets.[56] Had the average expense ratio merely stayed the same, and not risen over the period, fund investors would have saved billions annually.[57]

Nonetheless, it is accepted today that economies of scale exist in the fund industry. The existence of economies of scale has been admitted in SEC filings made by fund managers[58] and is implicit in the industry's frequent use of fee rates that decrease as assets under management increase.[59] Fund industry investment managers are prone to cite economies of scale as justification for business combinations.[60] Though the ICI has

50. John D. Rea & Brian K. Reid, *Trends in the Ownership Cost of Equity Mutual Funds*, INV. CO. INST. PERSPECTIVE, Nov. 1998, at 12.

51. The average size of the 100 largest funds in existence in 1997 that were also in existence in 1980 blossomed from $282 million to $5.8 billion. *Id.* at 13.

52. REPORT ON MUTUAL FUND FEES, *supra* note 5, tbl. 2.

53. *Id.* at tbl. 9.

54. Rea et al., *supra* note 43, at 9. According to Vanguard's Bogle, "Given that Vanguard dominates the low end universe–and that our expense ratios have declined by 53% since 1980–I would estimate that the other 'low cost' funds in the ICI survey raised expenses by as much as 40 percent." Bogle, *Economics 101*, *supra* note 7.

55. BOGLE, *supra* note 30, at 320.

56. *Id.*

57. *Id.*

58. *See* John P. Freeman, *The Use of Mutual Fund Assets to Pay Marketing Costs*, 9 LOY. U. CHI. L.J. 533, 554-55 n.109 (1978) (noting arguments presented in SEC filings by Investors Diversified Services, Putnam Management, and the Vanguard Group).

59. The existence of fee breakpoints in the fund industry has been viewed as "[o]ne piece of evidence for the existence of economies in portfolio management." REPORT ON MUTUAL FUND FEES, *supra* note 5. The breakpoint pricing system has been explained as follows:

> Many funds employ a declining rate structure in which the percentage fee rate decreases in steps or at designated breakpoints as assets increase.... The declining rate schedule reflects the expectation that cost efficiencies or scale economies will be realized in the management and administration of the fund's portfolio and operations as the fund grows.

Rea et al., *supra* note 43 at 1, 4. On the other hand, the authors' survey of Morningstar data covering all domestic equity mutual funds in 1999 revealed that 70% operated under flat fee investment advisory contracts. *See infra* note 71.

60. *See* M. Christian Murray, *ReliaStar Buys Asset Manager*, NAT'L UNDERWRITER, Aug. 2, 1999, at 41 (reporting on a merger of two fund groups with the acquirer announcing that it "expects the acquisition will provide its asset management group with economies of scale benefits, resulting in lower unit costs and increased sales and profitability"); *Navigator Fund Changes*, NAT'L POST, July 14, 1999, at D03 (fund manager merging two funds to "benefit investors by achieving a greater economy of scale and a more diversified fund").

remained mute on the subject of economies of scale affecting advisory fees specifically, a knowledgeable industry insider has admitted that "there are *staggering* economies of scale in portfolio management and research."[61] Legal commentators likewise view economies of scale as a fact of life in the fund industry.[62] The GAO's investigators recently found a general consensus that fund operations benefit from economies of scale,[63] as well as strong evidence that economies of scale should exist.[64] The agency reported that as much as 64% of mutual fund asset growth has come from appreciation of portfolio securities,[65] which, unlike growth from share sales to new investors, is costless. Though its analysis of operating efficiencies was stymied by the lack of cost data available for fund advisors, the GAO did find that, for at least the previous five years, operating profits of eighteen publicly-held fund advisory companies had grown as a percentage of revenues.[66] The GAO also found that, among a sample of the industry's largest funds that experienced asset growth of at least 500% from 1990 to 1998, more than a quarter of the funds either raised their expense ratios or failed to reduce them.[67]

B. Fund Industry Data Demonstrates That Economies of Scale Exist

Studies by the ICI, though never focusing on advisory fees in isolation, generally confirm the existence of economies of scale within the industry. A 1998 ICI study found economies of scale to exist for individual equity funds.[68] A subsequent ICI study focusing on fund operating expenses "suggest[s] the presence of economies of scale as equity fund assets grow."[69] Interestingly, the ICI's operating expense study avoided calling specific attention to advisory fees. The ICI researchers bundled advisory fees and

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61. BOGLE, *supra* note 30, at 321 (emphasis added).

62. *See* Schonfeld & Kerwin, *supra* note 20, at 107. ("Mutual funds increasingly are the investment vehicle of choice.... Mutual funds offer advantages that other investment vehicles may not, including diversification, *economies of scale*, and professional management.") (emphasis added).

63. The GAO REPORT noted:

> Industry officials we interviewed ... generally agreed that mutual fund operations experience economies of scale. An official at a money management firm whose customers invest in mutual funds told us that mutual fund advisors' operations are subject to large economies of scale, and additional investor inflows result in little additional cost. Officials of the fund advisors we interviewed also agreed that their operations experienced economies of scale.

GAO REPORT, *supra* note 12, at 34.

64. *Id.* at 9.

65. *Id.*

66. *Id.* at 9-11.

67. The GAO found that among the industry's 77 largest funds, of the 51 that experienced asset growth of at least 500% from 1990 to 1998, 38 reduced their expense ratios by at least 10%; of the remaining 13 funds, 7 reduced their expense ratios by less than 10%, and 6 either had not changed their fees or had raised them. GAO REPORT, *supra* note 12, at 11-12.

68. Rea & Reid, *supra* note 50, at 12-13.

69. Rea et al., *supra* note 43, at 2. Excluded from the definition of "operating expenses" were 12b-1 fees paid by many fund shareholders. The omission was justified by the study's authors on the basis that the payments are mainly used "to compensate sales professionals for advice and assistance given to buyers of fund shares." *Id.* at 1. In litigation, the payments have been justified on the ground that they are assessed "not only to encourage growth, but also to stimulate improved shareholder service." Krinsk v. Fund Asset Mgmt., Inc., 715 F. Supp. 472, 490 n.37 (S.D.N.Y. 1988). Included as operating expenses for purposes of the study were such items as custodial and transfer agent fees. Rea et al., *supra* note 43, at 5.

administrative fees (such as custodial fees, legal and accounting fees, and transfer agent fees, but excluding 12b-1 fees). The ICI study observed that the ratio of bundled costs to fund assets, the "operating expense ratio," did indeed decline as fund size rose.[70]

C. Testing the ICI's Findings: Verification and Unbundling

To verify the ICI's analysis, the authors screened the Morningstar Principia Pro database for domestic equity funds.[71] After adjusting for missing and unusable data,[72] the final sample consisted of a total of 2161 actively managed, noninstitutional funds. Of these, 1090 were single class funds and 1071 were multiclass funds representing a consolidation of 3302 sub-funds. This approximated the ICI sample of 2260 funds.

The ICI analysis used simple average operating expense ratios to aggregate multiclass funds within ranges of fund size. For comparison purposes, the authors initially used simple averages. However, weighted averages are superior[73] and hence supply the principal data used in the authors' analyses.[74] Comparison of ICI results with the current study are presented in Table 1.

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70. Rea et al., *supra* note 43, at 2, 15.

71. Morningstar's Principia Pro compilation for October 1999 was the principal source of data for the authors' study. This date was chosen as corresponding most closely to pension fund data presented in the next section. The Morningstar material contained data as of the end of September 1999, reflecting expenses for most funds as of the end of June 1999. Initially, the authors' total database was screened to include only domestic equity funds—a total of 5238 were obtained. The sample included index, specialty, balanced, asset allocation, and a few convertible bond funds. Next, funds with zero assets and missing data were eliminated. This reduced the sample to 4943 funds. At this point, multiclass funds were aggregated into single funds. Such funds are an aggregation of sub-funds, each with different distribution channels. For instance, there may be a front-load fund (with or without 12b-1 fees), a back-load fund (with 12b-1 fees), a level-load fund (with 12b-1 fees), and an institutional fund with no 12b-1 fees and lower administrative fees. Portfolio expenses and most administrative expenses are incurred at the fund level and prorated to share classes based upon share class assets. Funds assets were totaled, and averages of expense ratios, operating expense ratios, management fees and administrative fee ratios were obtained using simple and weighted averages where the sub-fund assets were used as weights. Initially, an analysis was conducted corresponding to the ICI Table 1. Results were nearly identical to those presented in the body of the paper. Subsequently, all index-and single class institutional funds were excluded from consideration, and these results, corresponding to ICI Table 6, are presented in Table 1. Although they are subject to minor inaccuracies, management fees from Morningstar were used as a proxy for advisory fees. *See infra* note 100 and accompanying text.

72. Funds were excluded from consideration if they reported bundled administrative costs or if advisory or administrative fees were zero. The latter occurs frequently when the investment advisor temporarily waives all or part of such fees as a means of subsidizing the fund, typically during the start-up period. The majority of excluded funds were small (total assets less than $100 million) and the balance of excluded funds were spread uniformly among different-sized funds. An analysis of the total sample revealed no significant differences, with the exception of the very small funds, where fee waivers caused average advisory and administrative fees to be lower than some larger funds.

73. Using simple averages, the expenses of a $1 million fund would be of equal importance to a $100 billion fund.

74. The authors' simple average numbers are presented in the text to demonstrate that the authors' data generate results similar to those presented in the ICI study.

Mutual Fund Advisory Fees

Table 1
Comparison of Operating Expense Ratios with ICI Expense Study

	ICI Study		Current Study		
Fund Size	Number of Funds	Simple Average Operating Expense Ratios (Basis Points)	Number of funds	Simple Average Operating Expense Ratios (Basis Points)	Weighted Average Operating Expense Ratios (Basis Points)
<$250 mm	1,451	147	1,295	129	114
$250-$500 mm	261	116	272	103	104
$500-$1,000 mm	204	109	228	98	98
$1,000-$5,000 mm	265	94	274	89	85
>$5,000 mm	79	72	92	68	63
Overall	2,260		2,161	114	75

The left-hand column in Table 1 is the ICI breakdown by the size of fund. It is expected that economies of scale will cause average operating expense ratios to decline as fund size increases, and this is indeed the case. The ICI study shows the operating expense ratio declining from 147 basis points to 72 basis points as fund assets increase from under $250 million to greater than $5 billion. Operating expense ratios obtained from Morningstar exhibited a similar decline from 129 to 68 basis points, although the operating expense ratio averaged about 10 basis points less than the ICI study.[75]

The right-hand column of Table 1 presents the weighted average operating expense ratios. These also decline as asset size increases, although the decline is not as dramatic as occurs with the simple average numbers. Unfortunately, the degree and source of lower expenses is not adequately explored in the ICI study which, by bundling different costs into one overall "operating ratio," failed to examine the differences between advisory and administrative expenses.

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75. There are several reasons for the slightly lower average operating expense ratios. First, the ICI study contained over 150 additional smaller funds, presumably because such funds are more likely to report to a trade association than Morningstar. Second, the authors' study had larger funds. This occurred because of the combined effects of a rising stock market and a slightly later period of analysis, which caused fund size to appreciate, and perhaps caused lower expenses due to economies of scale. In addition, the ICI simple average methodology allowed for the exclusion of all institutional funds. The current study was able to exclude only single class institutional funds and maintain the weighted average methodology. Finally, an ICI staff member suggested to us that Morningstar sometimes reports 12b-1 fees at the maximum rather than the actual level. Telephone Interview with Brian K. Reid, Senior Economist, Investment Company Institute (Aug 23, 2000). The authors were unable to confirm this.

624   *The Journal of Corporation Law*   [Spring

Having confirmed the essential equivalence of the Morningstar and ICI results, operating expense ratios were decomposed into advisory and administrative expense ratios. The ICI asset groupings and categories were maintained. The results of this analysis are presented in Table 2.

Table 2
Comparison of Weighted Average Operating, Advisory, and
Administrative Expense Ratios

Fund Size	Number of Funds	Average Fund Size ($mm)	Weighted Average Operating Expense Ratios (Basis Points)	Weighted Average Advisory Expense Ratios (Basis Points)	Weighted Average Administrative Expense Ratios (Basis Points)
<$250 mm	1,295	$77	114	71	43
$250-$500 mm	272	$355	104	71	33
$500-$1,000 mm	228	$715	98	67	30
$1,000-$5,000 mm	274	$2,163	85	61	24
>$5,000 mm	92	$14,520	63	46	17
Overall	2,161	$1,058	75	54	21

The third column of Table 2 shows the average size of the fund in each group. Note that there are large numbers (1295) of relatively small funds, with an average fund in the less than $250 million range having $77 million in assets. On the other hand, there are relatively small numbers (92) of very large funds (average assets of $14.5 billion). Thus, the distribution of fund size exhibits an extremely negative skew. The largest funds (greater than $5 billion) average more than $14 billion, almost seven times larger than the next largest grouping ($1 to $5 billion) and almost 200 times the average fund in the less than $250 million range.

Weighted average operating expense ratios are identical to those in Table 1. These decline about 45% from the smallest to the largest funds (from 114 to 63 basis points). However, the two columns on the right reveal that the decline is not uniform for advisory and administrative fees. Advisory fees decline from 71 to 46 basis points from the smallest to the largest funds, only a 35% decline. Advisory fees are essentially flat at about 70 basis points up to about a $1 billion fund size. A twenty-fold increase in the average fund size (from $715 million to $14.5 billion) results in only a 31% decrease in advisory fees. Administrative fees, on the other hand, decrease from 43 to 17 basis points, a 60% decline. This decline is relatively smooth and linear. Thus, it is clear that, percentage-wise, greater economies of scale are being passed on to the fund shareholders

in the administrative fees than in the advisory fees. The ICI's bundling methodology, which combines the two different fee types, conceals this fact.[76] The authors' data is consistent with the ICI's in showing, unequivocally, that there are economies of scale operating in the fund industry.[77] Fund operating expenses tend to decline steadily as fund size grows. However, this decline is not uniform across administrative and advisory fee levels. The data reveals that fund advisors are reluctant to share economies with fund shareholders when negotiating the terms of advisory fee contracts. This reluctance depletes shareholder wealth.

It is useful to put the authors' analysis into a larger context. The 2161 funds in the sample represent a total market value of about $2.2 trillion. With a weighted average operating expense ratio of 75 basis points, the fund industry is charging shareholders of this subset of mutual funds about $16 billion a year to manage their funds. The 92 funds with assets greater than $5 billion represent about $1.3 trillion, and their annual management costs are about $8.5 billion. Of the $8.5 billion, about $6 billion are charged for advisory services. We have seen that advisory and administrative costs decline as fund size increases, but with administrative costs declining much more rapidly. Had advisory costs declined by the same percentage amount as administrative costs, they would average 28 basis points for the largest funds (rather than 46 basis points), yielding annual advisory costs of $3.5 billion instead of $6 billion. Thus, under the assumption that economies of scale should be realized for advisory fees and administrative fees equally, in rough numbers there are about $2.5 billion of excess advisory fees paid annually among the very largest of the actively managed equity mutual funds.

D. Summary

The ICI's position is that price competition reigns in the fund industry, with economies of scale existing and being properly shared by the advisor with fund

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76. In fairness to the ICI, there is no easy, simple way to unbundle the data since the SEC has never seen fit to define "investment advisory fees" and require separate reporting for that item. As a result, the SEC's staff embarrassingly professes not to be able to determine directly whether economies of scale exist for advisory fees. REPORT ON MUTUAL FUND FEES, *supra* note 5.

77. Other studies have likewise tended to find declines in fund expenses as assets have ballooned. One study by Kanon Bloch evaluated funds accounting for 80% of the industry's equity fund assets and found that the average equity fund's expense ratio dropped 16% between 1993 and 1999 on an asset-weighted basis. Richard J. Oppel, Jr., *Fund Expenses: They're Going Down, Down, Down; Conventional Wisdom Is Belied By the Numbers*, N.Y. TIMES, July 4, 1999, § 3, at 11. The same ICI study that showed a rise in overall operating expenses from 1980 to 1997 also showed a drop over the same period of time for the same array of equity funds in total shareholders costs, from 2.25% of net assets to 1.49%. Rea & Reid, *supra* note 50, at 11. The drop principally reflected lower distribution costs caused by investor preferences shifting from load to no-load funds, low expense ratio funds, and low-cost index funds. Bogle, *supra* note 48; *see also* Jerry Morgan, *Mutual Fund Loads Can Be a Load Over Time*, NEWSDAY, Dec. 6, 1998, at F06. The effect of the no-load option in driving down overall fund distribution costs demonstrates that in a free market, with load differences clearly disclosed, investors over time are able to migrate in the direction of low-cost providers of fund services. The choice between buying a load and no-load fund is one unhindered by any impediments save brand preference and lack of knowledge.

Another possible source of downward pressure on selling costs is cut-rate pricing offered to investors who buy load funds through 401(k) plans. "Investors may look at their 401(k) plans and start questioning why funds offered through the retirement plans have lower fees than the same funds offered outside the plans." Mindy Rosenthal, *A Loud Call to Lower Fees?*, FUND DIRECTIONS, Feb. 1999, at 1.

shareholders. This appraisal is supported by selectively presented data.[78] In reality, what has been declining is principally the cost of delivering shareholder administrative services relative to aggregate net assets.[79] Because most recent equity fund asset growth has resulted from portfolio appreciation,[80] and has thus been costless to the advisor, it should not be surprising that the ratio of shareholder administrative expenses to fund assets has tended to drop as funds have gotten bigger.

Though administrative expenses have dropped as fund size has grown, it is unclear whether there is robust price competition in the market for the most critical service

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78. It is argued on behalf of the ICI, that funds' operating expense ratios (consisting of advisory and administrative fees lumped together) have "generally" tended to decline with significant asset growth. Rea et al., *supra* note 43. Nowhere does the ICI study attempt to focus solely on the fees charged for the single item most fund shareholders want to buy—investment advice. The authors' analysis separates out advisory fees and administrative fees. When this is done, it becomes evident that economies of scale in the rendition of advisory services are, for the most part, not being shared with fund shareholders.

Missing from the ICI operating expense study is data showing the percentage growth of revenues flowing to fund managers in comparison with the growth of fund assets. In contrast, a 1996 study reported that while fund assets grew by more than 80% between 1992 and 1996, fund managers' revenues nearly doubled, from $11.7 billion to $23 billion. Anne Kates Smith, *Why Those Fund Fees Matter*, U.S. NEWS & WORLD REP., July 8, 1996, at 73; *see also* Oppel, *supra* note 77 ("[W]hatever the fee cuts at some fund companies, they pale next to huge revenue gains, as assets under management in stock funds soared 44-fold, to $3.2 trillion, in the 15 years ended in May, according to data from the [ICI]."). The ICI's Operating Expense Ratio study is thus akin to a bikini bathing suit: it reveals the interesting and conceals the vital.

Another ICI theme is that the "total costs of fund ownership" have been dropping for fund shareholders. *See Improving Price Competition*, *supra* note 40, at 86 (statement of Matthew P. Fink, President, Investment Company Institute). This ICI policy position was subsequently backed up by a study featuring tortured results published in November of 1998. *See* Rea & Reid, *supra* note 50 (finding that the "total cost of investing" in mutual funds, or the "total cost of fund ownership" has been decreasing). Its methodology is attacked in Bogle, *supra* note 48. Bogle isolated five flaws in the ICI's study. First, the results were weighted by sales volume; unweighted expense ratios escalated 64%, from 0.96% to 1.58%. Second, the ICI failed to note that expense ratios for the lowest cost decile were up 28% from 0.71% to 0.90%. Bogle theorizes that the increase would be greater ("perhaps up 35-40%") if Vanguard were excluded from the sample. Third, the ICI data ignores the hidden cost of increased portfolio turnover among the industry's funds, which cuts performance and generates taxable gains, potentially adding another 0.50% to 1.00% in costs. Fourth, Bogle criticizes the ICI's cost data for ignoring the opportunity cost of not being fully invested in stocks. This cost Bogle estimates at 0.6%. Fifth, Bogle faults the ICI data for ignoring the fees charged to investors who buy funds through "wrap accounts." Sixth, and finally, Bogle charges the ICI with manipulating load costs by amortizing sales loads based on inaccurate assumptions which, if corrected, would increase average sales-weighted costs by an estimated 0.50% to 1.85%. *Id.* That ownership costs have dropped due to lower distribution charges is a tribute to investors' behavior at the purchase point, where the load/no load option is visible and increasingly well understood. *See* GAO REPORT, *supra* note 12, at 47. The convergence of increased consumer sophistication, indexing, institutional sales, and price sensitivity on the part of retirement plan fiduciaries are having an impact in cutting distribution expenses charged by fund sponsors.

79. That administrative costs should show economies of scale comes as no surprise. Administrative costs are a mixture of fixed costs (directors' fees, legal fees, insurance premiums, auditing, taxes, and state and federal registration fees) and variable costs (custodial and transfer agent fees, postage, printing, etc). Variable costs are dominated by transfer agent fees. The transfer agent maintains records of shareholders' accounts and transactions, disburses and receives funds from shareholder transactions, prepares and distributes account statements and tax information, handles shareholder communication, and provides shareholder transactions services. The GAO found that the bulk of stock and bond funds' recent growth has come from portfolio appreciation, a circumstance almost certain to create economies of scale. *See* GAO REPORT, *supra* note 12, at 9.

80. As noted earlier, the GAO found that 64% of equity fund growth was due to the appreciation in value of portfolio securities. *Id.*

offered by the fund to its shareholders: professional management advice. The authors' data confirms that economies of scale in the market for advisory services are likely to exist. To the extent that they do exist, it appears they are being captured mainly by the funds' advisors, not the funds themselves. In the advisory services marketplace, price competition seems particularly weak. As Bogle argues: "Price competition is . . . defined by the actions of producers, not the actions of consumers. Thus, price competition is not 'intense' in the fund industry; it is barely alive."[81] The fiduciary-managers' seeming ability to reap large rewards by not sharing cost savings with fund shareholders brings to mind Professor Paul Samuelson's insightful testimony before the Senate Banking and Currency Committee in 1967 when it was considering fund legislation: "I decided that there was only one place to make money in the mutual fund business—as there is only one place for a temperate man to be in a saloon, behind the bar and not in front of the bar. And I invested in . . . [a] management company."[82]

IV. EXPLORING THE TWO-TIERED STRUCTURE FOR PROFESSIONAL ADVISORY SERVICES: MUTUAL FUND FEES VS. PENSIONS FUND FEES

A fair question is how the cost of professional management advice sold to funds and their shareholders compares with the price paid for like services sold elsewhere in the economy.[83] Investment advice is essentially a commodity.[84] Outside the fund industry, it is bought and sold in a much more competitive marketplace. Active portfolio management essentially is a mental process. It principally involves deciding which securities to buy and sell in order to maximize returns.[85] The process is scalable, in that it is equally applicable to large and small portfolios. The manager may encounter different levels of fixed and variable research costs depending on the type of the portfolio,[86] but

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81. *Id.*

82. *Mutual Fund Legislation of 1967: Hearing on S. 1659 Before the Senate Comm. on Banking and Currency*, 90th Cong. 353 (1967). The investment paid off. *Id. See also* Simon, *supra* note 10, at 130 ("One obvious fact emerges: It is far more lucrative to own a mutual fund company than to invest in the company's products.").

83. An even fairer question is what funds *themselves* are paying now for the professional management advice they need in order to function. The answer is not clear. It has been suggested that only a small fraction of the total bill paid to the advisor by shareholders actually goes to pay for the cost of producing investment advice. Waggoner & Block, *supra* note 9, at 3B (quoting John C. Bogle for the proposition that only $3 to $5 billion of the $55 billion earned annually by fund management companies "goes to investment resources").

84.

> Two years ago, Morningstar mutual fund analysts started warning investors that the fund industry was ratcheting up fees, especially management fees, to dangerous levels forcing people to pay premium prices for what is in essence a commodity. Worse, says John Rekenthaler, the group's director of research, it has become pretty clear that over time funds with lower expense ratios outperform those with higher ratios. . . .

Longo, *supra* note 10, at 1.

85. As part of the management process, the investment advisor will need to deal with additional issues such as dividend reinvestment, cash balances and flows, trading costs, and market timing.

86. Managers differentiate themselves in various ways. There are large, mid, small, and micro cap managers, as well as value, growth, balanced, asset allocation, hybrid, and quantitative managers. However, the essential insight remains intact: portfolio management is a mental process that is applicable to all portfolio types and sizes. It follows that what is being produced by the portfolio manager is intangible. It also comes close to

the fundamental management process is essentially the same for large and small portfolios, as well as for pension funds and mutual funds. The portfolio owner's identity (pension fund versus mutual fund) should not logically provide a reason for portfolio management costs being higher or lower. Investment managers are regularly hired and fired and those doing the hiring enjoy the benefits of a competitive market. Significantly, as we shall see, some of those bidding for investment advisory work in the free market populated by pension and endowment fund managers are fund advisors or their affiliated entities.

A. Research Shows Fund Shareholders Pay A Premium For Investment Advice

Wildly different fee structures apply to equity portfolio investment advisory services purchased by public pension funds on the free market compared to the same form of services purchased by investor-owned mutual funds. The disparity has received scant attention to date. Nearly forty years ago, a study conducted for the SEC by the Wharton School of Finance and Commerce determined that where fund advisors had outside advisory clients, there was a "tendency for systematically higher advisory fee rates to be charged open-end [mutual fund] clients."[87] The Wharton Report's authors ascribed the disparity in fee structures to fund advisors' ability to capitalize on the conflict of interest inherent in most funds' management structures and convert it into the power to set extra-competitive prices.[88] The Wharton Report identified 54 investment advisors with both mutual fund clients and other clients.[89] Of this sample, fee rates charged the mutual fund clients were at least 50% higher in 39 out of the 54 cases, 200% higher in 24 of the cases, and 500% or more higher in 9 of the cases.[90]

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possessing infinite scalability, just like the Internet or television. Adding additional shareholder accounts does not run up the cost of portfolio management any more than adding viewers increases the creative cost of devising a TV show or a class broadcast over the Internet. Once the investment objectives of the fund have been specified and an appropriate list of securities chosen, the size of the portfolio tends to be inconsequential. *See* STAFF OF THE NEW YORK INSTITUTE OF FINANCE, STOCKS BONDS OPTIONS FUTURES—INVESTMENTS AND THEIR MARKETS 134 (Stuart R. Veale ed., 1987) ("Generally, the larger the fund, the less the percentage the manager charges because it is almost as easy to run a $200,000 account as it is to run a $100,000 account. (You just buy and sell twice as much of whatever it is you're going to buy and sell.)"). It is true that larger funds with larger portfolios bear greater trading and shareholder administrative costs. However, these are administrative costs. Since they are not charged to the investment manager, they are irrelevant to the question of economies of scale in the pricing of investment advisory services.

87. WHARTON SCHOOL OF FINANCE & COMMERCE, 87TH CONG., A STUDY OF MUTUAL FUNDS 493 (Comm. Print 1962) [hereinafter WHARTON REPORT].

88. The price disparity was explained as follows:

> The principal reason for the differences in rates charged open-end companies and other clients appears to be that with the latter group "a normal procedure in negotiating a fee is to arrive at a fixed fee which is mutually acceptable." In the case of the fees charged open-end companies, they are typically fixed by essentially the same persons who receive the fees, although in theory the fees are established by negotiations between independent representatives of separate legal entities, and approved by democratic vote of the shareholders. This suggests that competitive factors which tend to influence rates charged other clients have not been substantially operative in fixing the advisory fee rates paid by mutual funds.

Id. at 493-94.

89. *Id.* at 489.

90. *Id.*

The existence of free market versus fund market pricing disparities for advisory services has long been known to the SEC. In its detailed report submitted to Congress in 1966, entitled *Public Policy Implications of Investment Company Growth*,[91] the SEC revisited the Wharton School's findings and determined that, "[t]he Wharton Report's conclusions correspond to those reached by the more intensive examination of selected mutual funds and mutual fund complexes made by the Commission's staff."[92] Nonetheless, over more than three decades, despite dramatic escalation in fund advisory fee levels and revenues, the SEC has ignored the subject of pricing disparities. Not everyone has been so generous as the fund industry's chief regulator. For example, one author has contended that fund shareholders "pay nearly twice as much as institutional investors for money management."[93] Other evidence that advisory fee structures are unusually lucrative in the fund industry in comparison with pension advisory business comes in the form of reports that fund advisor buy-outs are more costly than acquisitions of firms that advise pensions.[94]

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91. H.R. REP. No. 89-2337 (1966).

92. WHARTON REPORT, *supra* note 87, at 120.

93. Simon, *supra* note 10, at 130. The author makes a key point while overlooking another one. In truth, mutual funds are not different from institutional investors in form; a mutual fund, as an entity, actually *is* an institutional investor. When it comes to fee discrepancies, the difference between funds and other institutional investors does not turn on "institutional status," it turns on self-dealing and conflict of interest. It is worth noting that within the universe of fund shareholders, there are some institutional investors, many of whom tend to buy shares in institutional funds. Expense ratios for institutional funds are roughly half of the expense ratios borne by retail funds. Mary Rudie Barneby, *Why Your 401(k) Plan Needs an Investment Policy and How to Establish One, in* PENSION PLAN INVESTMENTS, CONFRONTING TODAY'S INVESTMENT ISSUES ERISA LITIGATION: THE REGULATORY PERSPECTIVE & PRACTICAL IMPLICATIONS ON PLAN MANAGEMENT & INVESTMENTS (1997) at 79, 92 (PLI Tax Law & Practice Course, Handbook Series No. J-397, 1997). Some expenses, such as transfer agent costs, naturally will tend to shrink as a percentage of fund assets as account size rises. *See* Rea et al., *supra* note 43, at 5. ICI data reflected, as of year-end 1998, an average fund account size for retail accounts of $19,050; for institutional accounts it was $76,160. *Id.* at 5 n.17. Even in the market segment populated by supposedly sophisticated institutional fund investors, there is room to question whether robust price competition operates. *See* Elizabeth A. White, *DOL Issues Section 401(k) Fee Guide, Continues To Consider Further Requirements*, 25 PENS. & BEN. REP. (BNA) 1545 (July 6, 1998) (noting employers generally are unknowledgeable about fund expenses); *see also* Ross D. Spencer, *Disclosure Required for Fee Arrangements Between Mutual Funds and Service Providers*, EMPLOYEE BEN. PLAN REV., Jan. 1998, at 14 (noting that 401(k) sponsors have tended to ignore fund investment management fees).

94. Control positions in pension management companies, who must compete in the free market for business and who risk getting fired, tend to sell for less.

> Because the pension fund accounts managed by Aeltus pay annual management fees that average only 10- to 30-hundredths of a percentage point, and because those accounts can easily change managers, companies like Aeltus can be difficult to sell and may fetch lower prices than the sales of management companies that advise mutual funds. The managers of pension fund assets often sell for prices equal to twice the annual management fees.

Michael Quint, *Aetna is Seen Seeking Buyer for Aeltus Investment Unit*, N.Y. TIMES, Mar. 23, 1995, at D2. Fee multiples in control purchases are higher in the fund industry. *See* Barry B. Burr, *Frontlines: A Good Deal: Asset Management Is Added Value*, PENSIONS & INV., Oct. 13, 1997, at 8 (stating that fund managers reported to sell for four or more times annual revenues); William H. Rheiner, *Acquisition of Mutual Fund Families: Corporate and Regulatory Issues, in* UNDERSTANDING SECURITIES PRODUCTS OF INSURANCE COMPANIES 2000, at 415, 418 (PLI Commercial Law & Practice Course, Handbook Series No. A-799, 2000) ("Stock price multiples of mutual fund advisors are often larger than those of other types of financial services companies."). According to its March 28, 2000 Form 10-K, T. Rowe Price Associates, Inc.'s revenue totaled $1.03 billion for

630   *The Journal of Corporation Law*   [Spring

     To verify whether the advisory fee pricing disparities found in the Wharton Report and the *Public Policy Implications* study still exist, the authors sent questionnaires[95] inquiring about portfolio management fees to the 100 largest public pension funds listed in the January 25, 1999 edition of *Pensions and Investments.* Pension fund staff were asked for information on fees paid to their fund's external portfolio investment managers during 1998. Responses were received from 53 funds and 36 of these provided usable data.[96] The 36 public pension funds represented total assets of $754 billion, averaging $21 billion. Funds were widely diversified across asset classes and most had' commitments to fixed income securities (bonds), real estate, and actively and passively managed domestic and international equities.

     For comparison purposes, the analysis was restricted to actively managed domestic equity portfolios. Because internally managed portfolios were excluded, each portfolio could be associated with a specific investment advisor. A total of 220 individual actively managed portfolios were identified with a total of $97.5 billion in assets. The average portfolio size was $443 million, with the range extending from $15 million to $4.8 billion.

     Fee data at the individual manager level came in two forms. The majority of pension funds, representing 114 portfolios, sent only a fee schedule (*e.g.*, 50 basis points up to $100 million and 20 basis points on the balance). In these cases, the advisory fee rate for each investment manager was calculated by applying the fee schedule to the level of assets under management.[97] In sixty other cases, funds set the actual dollar amounts of fees paid during the 1998 fiscal or calendar year and this number, divided by assets under management, yielded the annual advisory fee rate for each manager. In the balance of the cases (56), funds sent both a fee schedule and the actual advisory fee paid.[98] Some funds (37, or 17%) had performance fees built into their advisory contracts. Of these, 27 provided actual fee data, and the balance indicated that no performance fees above the scheduled rates were paid. Table 3 compares investment advisory fees for public pension funds and actively managed domestic equity mutual funds.

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its most recent year-end. The firm's market capitalization as of late July 2000 was $4.89 billion. *See* Robert McGough & Ken Brown, *T. Rowe Remains Aloof Amid Merger Dance, But Investors May End Up Disappointed,* WALL ST. J., July 31, 2000, at C2. Recently, Pioneer Group, Inc., parent of fund manager Pioneer Investment Management, was acquired for $1.2 billion. *Id.* at C2 (discussing the acquisition and characterizing Pioneer Investment Management as a firm "that has been struggling lately"). The acquisition prices were slightly less than five times Pioneer's 1999 revenues from continuing operations. *See The Pioneer Group, Inc. Reports Results for the Fourth Quarter and Year Ended December 31, 1999,* BUS. WIRE, Feb. 11, 1999, LEXIS, Curnws File. For an account of a control transfer for a fund advisor at a price exceeding 22 times the annual management fees, see BOGLE, *supra* note 30, at 327-28 (discussing how an advisor sold itself for $1 billion at a time that annualized fees were $45 million; fees were raised substantially pre- and post-control sale).

   95. The questionnaires asked for voluntary cooperation but were also framed as Freedom of Information Act requests.

   96. Of the seventeen remaining funds, six were internally managed, three were defined contribution plans and invested exclusively in mutual funds, two refused outright, one wanted $500 to collect the data, and the balance (five funds) had incomplete data.

   97. Asset levels were typically provided as of June or December 1999, which correspond to the 1998 fiscal year and the 1999 calendar year, respectively.

   98. Although there were some small differences between scheduled and actual advisory fees paid, analysis revealed no average net difference between the two approaches. In the analysis that follows, the greater of the fees calculated by the two methods was utilized in calculating overall averages.

Table 3

Comparison of Public Pension and Mutual Fund Investment Advisory Fees

	Public Pension Funds		Mutual Funds	
	Average Portfolio	Weighted Average	Average Fund	Weighted Average
Decile	Size $mm	Adv. Fee (Basis Pts)	Size $mm	Adv. Fee (Basis Pts)
1	36	60	24	77
2	79	57	47	77
3	130	49	76	75
4	194	42	121	74
5	257	37	185	73
6	327	42	284	71
7	437	33	454	73
8	579	28	759	69
9	842	22	1,527	66
10	1,550	20	9,666	50
Overall	443	28	1,318	56

To enable a direct comparison of advisory fees between mutual fund and pension fund portfolios, the mutual fund sample has been restricted to those funds with financial characteristics closest to those of the pension fund sample.[99] In Table 3, the bottom line, showing the overall category, reveals that investment advisory fees are twice as large for mutual funds as they are for pension funds, even though the average actively managed domestic equity mutual fund is nearly three times as large as the average actively managed equity pension portfolio.[100]

99. Initially, all mutual funds, including multiclass funds with assets less than $15 million were eliminated. This corresponded to the smallest pension portfolio. Next, all balanced, asset allocation, specialty, convertible bond, and index funds were discarded, as well as those funds classified as "domestic hybrid" by Morningstar. Finally, all funds with a commitment to bonds greater than 5% were eliminated, as well as those single class funds with inception dates after May of 1998. The above procedure generates a sample of mutual funds closely corresponding to characteristics of portfolios of public pension funds. The final sample consisted of 1,343 funds of which 659 were single class funds and 684 were multiclass funds representing a total of 2,118 sub-funds.

100. The analysis attempts to put pension and mutual fund advisory costs on a comparable basis. This process was confounded somewhat by inconsistent reporting of advisory and administrative costs among mutual funds. Specifically, the "management fee" reported in Morningstar sometimes includes not only fees for advisory services but some administrative services as well. This same problem hindered the SEC staff in its recent analysis of fund fees and expenses. See REPORT ON MUTUAL FUND FEES, *supra* note 5. The authors' methodology minimized the impact of such problems by excluding from the sample funds shown by Morningstar to have no administrative fees. Such funds tended to be small. Those funds that bundle some administrative costs in the management fee are also likely to be small and have minimal impact on category averages, which are calculated on an asset-weighted basis. Analysis of the Lipper data, which explicitly differentiates between management and advisory fees, revealed a weighted average difference of about three basis points. The authors consider this difference immaterial in the overall comparison of advisory fees between pension and mutual funds.

632   *The Journal of Corporation Law*   [Spring

Decile comparisons were achieved by ranking the respective samples by asset size and then splitting the sample into ten segments with the same number of portfolios/funds in each respective segment. In the first decile of funds, advisory fees are roughly similar, with pension funds paying 60 basis points for an average portfolio of $36 million and mutual fund owners paying 77 basis points for an average fund size of $24 million.[101] From that starting point, pension fund advisory fees decrease in an essentially linear fashion as portfolio size increases. Fees decline from 60 basis points for the smallest portfolios ($36 million on average) to 20 basis points for the largest ($1.55 billion on average). The competitive nature of the market for investment advisory services to public pension funds forces fees to decline as asset size increases, essentially reflecting economies of scale in the money management business.

The pattern is very different for mutual funds. The average fee charged is essentially flat through the first seven deciles, and the fee is consistently greater than 70 basis points. Fees decline when fund size increases above about $750 million, but the decline is not as steep as it is for pension portfolios. The top decile has an average fund size of almost $10 billion, but weighted average advisory fees decline to only 50 basis points.

The full impact of differential advisory fees is illustrated graphically in Figure 1, a bar chart showing the average pension and mutual fund advisory fee in each decile.[102]

Figure 1



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101. There are respectively 22 portfolios in each pension fund decile, 135 mutual funds in the first three mutual fund deciles, and 134 funds in the remaining deciles.

102. The chart is somewhat misleading in that the size of the average fund is different for public pension and mutual funds in each decile.

Comparison of pension and mutual fund investment advisory fees is confounded somewhat by portfolio/fund size differentials and the extreme negative skew of the fund size distribution for both pension and mutual fund portfolios. These issues will be addressed in turn.

The average pension portfolio is $443 million and the average mutual fund portfolio is $1.3 billion, roughly three times greater. Moreover, in the largest deciles of portfolios/funds, the average mutual fund portfolio is about six times larger than the average pension portfolio. An ad hoc comparison of pension and mutual fund portfolios on a comparable size basis reveals an even greater differential in investment advisory fees between pension and mutual funds. For comparison purposes, the largest mutual funds were removed from consideration, and the size of the average mutual fund was calibrated to be $443 million, identical to the average pension portfolio. On a size-standardized basis, weighted average mutual fund advisory fees were 67 basis points as compared to 28 basis points for pension portfolios.

Regression analysis is a more rigorous approach to comparing differential fees, and it also provides the means of controlling for the extreme negative skew in the distribution of fund size.[103] The standard technique used in studies of economies of scale is to use a log transformation on the nonlinear (skewed) variable.[104] This technique was applied to compare the differential responsiveness of pension and mutual fund advisory fees to increases in fund size. Regressions of the following form were run on both the pension and mutual fund data: Advisory Fee = a + b (Ln Size), where the advisory fees are scaled in whole basis points, and size is scaled in millions of dollars under management. The analysis yielded the following data:

Type	Degrees of Freedom	a Intercept (t stat)	b Ln Size (t stat)	Explained Variance
Mutual Funds	1,342	91 (41.8)	-3.5 (-9.3)	.06
Public Pension Funds	219	103 (14.2)	-11.4 (-9.1)	.27

The negative slope coefficient of both regressions indicates that advisory fees decline as the log of assets under management increases. Both slope coefficients are statistically significant. However, the slope coefficient for the pension fund regression is three times greater than the mutual fund regression. This reflects that pension fund fees are three times more sensitive to assets under management than mutual fund fees. The level of explained variance is more than four times greater for pension funds than mutual funds. This means that equity portfolio size explains only 6% of the variation of mutual fund advisory fees but 27% of pension advisory fee. Clearly there are variables other than fund size that impact advisory fees for both pension and mutual funds, and there is much more unexplained variance in the case of mutual funds than pension funds.

103. From Table 1, funds with greater than $5 billion in assets represented less than 5% of the total number of funds (92 out of 2161) but controlled 60% of the total assets under management.

104. *See* David A. Latzko, *Economies of Scale in Mutual Fund Administration*, 22 J. FIN. RES. 331 (1999).

634   *The Journal of Corporation Law*   [Spring

It is clear that public pension fund portfolio managers are willing to accept lower fees for a greater commitment of funds under management. There is no evidence that managers of public pension fund equity portfolios are paid less than equity fund managers because they do less work or perform at a lower level. There are no well-known cost differences for the advisory function between managing an equity portfolio for a pension fund or a mutual fund. To the extent that fund shareholders require special attention, those added cost differences are absorbed by the fund as administrative costs. They do not serve to inflate advisory fees unless, of course, such costs are bundled with advisory fees in the particular fund's management contract. The authors conclude that the chief reason for substantial advisory fee level differences between equity pension fund portfolio managers and equity mutual fund portfolio managers is that advisory fees in the pension field are subject to a marketplace where arm's-length bargaining occurs. As a rule, fund shareholders neither benefit from arm's-length bargaining nor from prices that approximate those that arm's-length bargaining would yield were it the norm.

B. Portfolio Company Size and Investment Advisory Fees

It is common in the investment management business to characterize portfolios or funds by the market capitalization of the companies whose stock is held in the equity mutual fund portfolio. Company size is measured by the firm's market capitalization, defined as the product of the number of shares outstanding and the current market price per share. Generally, portfolios are labeled large, mid, or small cap (capitalization) portfolios. Definitions vary, but typically large cap companies/stocks have a total market value in excess of $10 billion, mid caps range from $1 to $10 billion, and small cap stocks are generally defined as having a market capitalization of less than $1 billion.

The pension and mutual fund samples were analyzed for fee differences based on market capitalization.[105] Of the 220 portfolios in the pension sample, 177 named large, mid, or small cap in their titles. Morningstar explicitly labels all funds for market capitalization. The results of the analysis are presented in Table 4.

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105. It is generally recognized that investment managers charge higher fees for managing small and mid cap portfolios, although the explanation for this is not immediately obvious. One reason could be that information about large cap stocks is widely available, and the market for such stocks is generally viewed as highly efficient.

Table 4

Comparison of Public Pension and Mutual Fund Investment Advisory Fees for
Portfolio Management of Large, Mid, and Small Capitalization Firms

	Public Pension Funds			Mutual Funds		
	Average Portfolio Size ($mm)	Number of Portfolios	Advisory Fees (Basis Pts)	Average Fund Size ($mm)	Number of Funds	Advisory Fees (Basis Pts)
Large-Cap	$555	92	21	$2,068	700	52
Mid-Cap	$421	17	42	$636	309	71
Small-Cap	$194	68	58	$374	334	71

Table 4 reveals that managers do indeed charge higher fees for managing small and mid cap portfolios. This pattern is observed for both pension fund portfolios and mutual fund portfolios. However, there are significant differences between the two samples. Mutual funds charge far higher fees in relation to pension fund portfolios for managing large cap portfolios. The weighted average large cap advisory fee of mutual funds is 52 basis points as compared to 21 basis points for pension fund portfolios (about 150% higher). Moreover, the average large cap mutual fund is almost four times larger than the average pension fund portfolio ($2 billion versus $555 million).

Mid and small cap portfolios exhibit similar, although attenuated, patterns. The weighted average mutual fund advisory fee for mid cap portfolios is about 70% higher than the pension advisory fee (71 versus 42 basis points) and about 20% higher (71 versus 58 basis points) for small mid cap portfolios. Thus, the most conspicuous example of high prices caused by the absence of market forces affecting equity mutual fund advisory fees is found in the large cap stocks sector. This is an important category. It dominates among the largest funds by asset size. Of the 100 largest mutual funds, 85 are large cap portfolios, and they represent 93% of the total assets of the 100 largest funds.

There are many ramifications of advisory fee rate disparities of 100% or more between those charged to mutual fund and non-fund clients by the same advisor. They are analyzed in the following section.

C. Individual Managers' Pricing: Fund Management vs. Pension Management

There were a total of 110 different money managers in the 220 pension portfolios examined. Thus, some portfolio managers were represented several times in the sample. In addition, many of the pension fund portfolio managers were also entities managing money for mutual funds. Table 5 presents data for a representative sample of the investment managers with multiple pension portfolios that also managed mutual fund portfolios. The table shows total pension assets, the number of pension portfolios, and the weighted average pension investment advisory fee. In addition, those mutual fund assets of the corresponding managers that met the screens for direct comparison with pension

The Journal of Corporation Law   [Spring

funds are presented. The table shows total assets, the number of funds and sub-funds, and the weighted average investment advisory fees.

Table 5
Comparison of Individual Manager Fees For Pension Portfolios and Mutual Funds

	Public Pension Portfolios			Mutual Funds			
	Total Assets ($mm)	Number of Portfolios	Weighted Average Advisory Fee	Total Assets ($mm)	Number of Portfolios	Number of Sub-Classes	Weighted Average Advisory Fee
Alliance Capital Mgt.	7,817	5	0.18%	24,577	4	16	0.84%
Ark Asset Mgt.	2,442	7	0.45%	929	4	11	0.77%
Brinson Partners	4,597	7	0.22%	644	3	5	0.72%
Loomis Sayles	1,178	3	0.20%	583	5	9	0.49%
Oppenheimer	2,780	3	0.17%	26,518	10	38	0.55%
Putnam Investments	2,113	6	0.31%	122,459	14	48	0.47%
Overall	20,927		0.23%	178,369			0.54%

Table 5 reveals that different investment managers apparently have widely different pricing policies.[106] Alliance Capital Management charged its mutual fund customers, on average, more than 350% more than its pension customer (84 basis points versus 18 for pension portfolios). Ark Asset Management, on the other hand, charged its mutual fund customers about 70% more, but with only about a third of the level of assets under management. Putnam Investment charged about 50% more, and Oppenheimer charged almost 300% more. Large cap portfolios tend to dominate the sample presented. This is reflected in the overall averages. The overall, weighted average pension advisory fee for these managers was 23 basis points, slightly less than the weighted average for all pension managers. The overall, weighted average investment advisory fee for mutual funds was 54 basis points, 2 basis points lower than the overall average.

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106. Care must be taken in interpreting these data because the numbers for some managers include a mixture of investment styles and are thus not strictly comparable. For instance, Putnam manages six pension portfolios, comprised of two large and four small cap funds. Of the fourteen Putnam mutual funds, nine are large cap, three are mid cap and two are small cap. Moreover, where Putnam is concerned, there is a far higher level of mutual fund than pension fund assets under management. On the other hand, all of the Alliance Capital portfolios (pension and mutual funds) are large cap portfolios.

D. Externally Managed Vanguard Equity Fund Advisory Fees vs. the Fund Industry

It was noted earlier that the Vanguard Group of mutual funds tends to present lower expense ratios than the rest of the mutual fund industry. This is because Vanguard funds are run on the same basis as most companies in the economy: boards are unswervingly devoted to making as much money as possible—within legal constraints—for shareholders. Stated differently, the Vanguard funds are uncontaminated by the conflict of interest that affects most of the rest of the fund industry. Shareholders of Vanguard's externally managed equity funds thus benefit directly from their boards' ability and willingness to perform a task rarely undertaken in the fund industry—namely, to negotiate at arm's-length for lower investment management fees. This point is illustrated below in Table 6, which shows investment management fees for the ten actively managed domestic equity funds offered by the Vanguard Group as of the end of 1999.[107]

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107. These data were obtained from the annual reports of the funds as of the dates shown in the right-hand column.

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Table 6
Vanguard Investment Advisory Fees for Actively Managed Domestic Equity Funds

Fund	Investment Advisor	Base Fee (Basis Pts)	Actual Fee (Basis Pts)	Asset Size (billions)	Date
Capital Opportunity	PrimeCap Management	40	40	$5.4	10/99
Equity Income	Newell Associates Spare, Kaplan, Bischel & Assoc. John A. Levin & Co.	16	14	$2.4	9/99
Explorer	Granahan Investment Mgt. Wellington Management Chartwell Investment Ptrs	22	22	$4.1	10/99
Growth & Income	Franklin Portfolio Assoc.	9	8	$9.3	12/99
Morgan Growth	Wellington Management Franklin Portfolio Assoc.	11	11.5	$5.7	12/99
PRIMECAP	PrimeCap Management	19	19	$23.2	12/99
Selected Value	Barrow, Hanley, Mewhinney & Strauss	38	19	$0.2	10/99
US Growth	Lincoln Capital Mgt.	12	12	$19.7	8/99
Windsor	Wellington Management Sanford C. Bernstein & Co.	12	4	$23.2	10/99
Windsor II	Barrow, Hanley, Mewhinney & Strauss Equinox Capital Mgt. Tukman Capital Mgt.	12	11.5	$22.9	10/99
Weighted (Simple) Average		14.9	13.2	($11.6)	

Table 6 reveals that Vanguard is able to purchase investment advisory services for prices far lower than the industry as a whole. The weighted average base fee for the ten funds is 14.9 basis points: The base fee of the ten funds' average portfolio size is $11.6 billion. This is roughly in line with fees paid by pension funds for large portfolios. Table 3 reflects that the largest pension fund portfolios average 20 basis points for an average portfolio size of $1.5 billion (decile 10 in Table 3). Large mutual funds, on the other hand, pay 50 basis points on an average portfolio size of $9.7 billion (also decile 10 in Table 3), more than double the advisory fees pension funds pay and more than three times greater than the fees paid by the Vanguard Group.

The Vanguard Group aggressively negotiates performance fees as part of its investment advisory contracts. This practice causes the weighted average of actual fees paid to the Vanguard external managers, 13.2 basis points, to fall below the weighted average base fee. The chief reason for the difference between the weighted average base fee for the managers and the actual fees paid is due to the penalty assessed against the Windsor fund's managers for their under-performance. In all, five of the ten funds experienced investment advisory fee reductions as a result of unfavorable performance, and one fund, Morgan Growth, enjoyed a fee increase because of favorable results.

The Table 6 data vividly illustrates how cost benefits can be reaped by unconflicted boards. In round numbers, the actively managed Vanguard funds in the sample, holding aggregate assets of $11.6 billion, paid about $150 million in investment advisory fees. Had their advisory fees been subject to standard industry quality negotiations, the subject funds would have paid about $580 million in advisory fees at the prevailing fund industry rate of 50 basis points for large, externally managed equity portfolios. The Vanguard boards' aggressive, shareholder-oriented approach to buying advisory services on the free market thus generated a direct savings exceeding $425 million for the funds' shareholders in 1999 alone.

E. Further Evidence of Questionable Fund Industry Behavior: Charging High Advisory Fees for Passive Equity Portfolio Management

When a portfolio/fund is passively managed, there is no stock picking (active management) involved. Rather, the fund attempts to mimic the returns of some market index, such as the S&P 500 or the Wilshire 5000. Funds using this approach are called "index funds," and the process is called indexing.[108] Pension funds and mutual funds normally pay investment advisory fees for passive management, although in a sense the term is a misnomer. An indexed portfolio is much simpler to manage than an actively managed portfolio. The securities in the portfolio are fixed (except when changed by the index sponsor), and the manager's job is to minimize the tracking error with the index. This sometimes involves sampling a large subset of the index or the use of futures to deploy cash, but the basic process is essentially mechanical. Thus, little if any creativity is called for and personnel costs are kept to a minimum. For these reasons, investment advisory fees for passive management are typically much lower than for active management.[109]

To test whether the fee disparities previously found for external equity portfolio managers hold for index funds, the authors collected data on passive investment advisory fees for mutual funds, pension funds, and the Vanguard S&P 500 Fund.[110] The results are presented in Table 7.

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108. *See, e.g.*, Jonathan Clements, *Getting Started: Index Funds Are Hot—But Which One?*, WALL ST. J., June 6, 1990, at C1.

109. *See, e.g.*, James A. White, *Investing Lessons of the Eighties: The Decade of Phenomenal Growth for Institutions*, WALL ST. J., Dec. 26, 1989, at C1, C17.

110. The analysis is limited to plain vanilla S&P 500 indexed portfolios. It is also common to find portfolios indexed to other indexes, such as the Russell 2000 or the Wilshire 5000 stock indexes. In addition, enhanced index funds are sometimes seen where there is a small active component on top of a basic passive approach.

Table 7
Comparison of Weighted Average Investment Advisory Fees on S&P 500 Index Funds for Pension Portfolios, Mutual Funds, and the Vanguard S&P 500 Index Fund

	Number of Funds/ Portfolios	Average Fund/Portfolio Size (billions)	Weighted Average Investment Advisory Fee (basis pts)
Mutual Funds Total	36	$2.1	20
Mutual Funds Reduced	31	$1.2	16
Pension Funds	20	$2.1	1.4
Vanguard S&P 500 Fund	1	$91.1	.01

Pension funds paid an average of 1.4 basis points to outside index fund managers. The average portfolio was $2.1 billion among the 20 pension fund portfolios examined. The typical mutual fund of the same size paid 20 basis points to their investment advisors. These results are confounded somewhat by the willingness of some funds' investment advisors to reduce total expenses.[111] Elimination of the five funds following this practice reduced the average portfolio size to $1.2 billion and the weighted average investment advisory fee to 16 basis points, a figure that is still more than ten times the weighted average pension index fund advisory fee. The Vanguard S&P 500 Fund (First Index) was a $91 billion fund as of October 1999. Examination of First Index's 1999 annual report revealed that Vanguard charged an investment advisory fee of $100,000 for the whole fund. This is equivalent to about 0.01 basis points.[112]

It is difficult to see how mutual fund investment advisors can justify advisory fees that are more than ten times greater than those charged for pension funds. Indexing is a mechanical process that is essentially identical for pension funds and mutual funds. In other words, the name or identity of the customer buying the service is not a valid justification for charging a higher or lower price. The indexing data further supports this Article's findings that fees for externally managed mutual funds are bloated; where arm's-length bargaining occurs, fees charged for an identical service are dramatically lower.

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111. The best example of this is the Fidelity Spartan Fund. It was a $27 billion fund in October 1999 and the contractual (and actual) investment advisory fee was 24 basis points. However, by agreement, the expense ratio is limited to 19 basis points, and the procedure to accomplish this is a reduction in overall expenses. Unfortunately, this expense reduction cannot be uniquely associated with advisory or administrative expenses. In the final analysis, an overall expense ratio of 19 basis points, if maintained, is quite competitive and reasonable. *See supra* Table 2 (illustrating that, for large equity funds, average administrative fees alone approximated 17 basis points). This is not true of the remaining funds, which had a weighted average administrative fee of 18 basis points in addition to the 16 basis points investment advisory fee.

112. The expense ratio was 18 basis points, reflecting fund administrative costs. There were no distribution fees.

F. Analysis of Causes Underlying the Fund Industry's Dysfunctional Competitive System

1. Introduction ·

The fund industry is over-regulated and under-policed. The absence of a strong corrective influence should not be surprising. Those in control of an industry boasting over $7 trillion in liquid assets can afford superb lawyers, lobbyists, and public relations specialists. The fund industry has all of these in abundance. ICI President Matthew Fink energetically argues against major reform proposals,[113] contending that "[c]ompetition is working effectively in the interests of investors."[114] Lately, Congress has not shown interest in improving investors' remedies[115] and cannot be counted on to alter the way

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113. *See, e.g.,* GAO REPORT, *supra* note 12, Appendix III, at 117-20 (Letter from Matthew P. Fink, President, on behalf of the Investment Company Institute defending the status quo in the face of the GAO's recommendation for enhanced shareholder disclosure). On the other hand, the ICI has taken some pro-shareholder positions, such as supporting increased funding for the SEC, privacy protection for shareholder information, and limitations on personal investing by fund managers. Lewis Braham, *A Raw Deal for Fund Shareholders,* BUS. WK., July 31, 2000, at 94.

114. *Improving Price Competition, supra* note 40, at (Statement of Matthew P. Fink, President, Investment Company Institute. Mr. Fink finds the mutual fund industry competitive to an extent other observers do not. For example, the GAO recently issued a detailed report finding that mutual funds generally do not attempt to compete with each other on the basis of costs; for example, price competition is muted. GAO REPORT, *supra* note 12, at 62-65. The report observed that "most economists view competition in the mutual fund industry as imperfect." *Id.* at 64. It also noted that there was some evidence that competition was not completely absent, pointing to the growing popularity of index funds and the fact that "the two largest fund groups are among the industry's low-cost providers." *Id.* at 65.

On behalf of the ICI, Mr. Fink greeted a preliminary version of the GAO's report as follows: "We agree with the draft report's conclusion that the mutual fund industry is highly competitive . . . ." Letter from Matthew P. Fink, President, Investment Company Institute, to Thomas J. McCool, Director, Financial Institutions and Market Issues, U.S. General Accounting Office (May 3, 2000), *reprinted in* GAO REPORT, *supra* note 12, at Appendix III. In fact, the only use of the phrase "highly competitive" found in the GAO Report is in Mr. Fink's letter, which appears as an attachment. What the GAO actually found was this:

> [A]lthough thousands of mutual funds compete actively for investor dollars, competition in the mutual fund industry may not be strongly influencing fee levels because fund advisors generally compete on the basis of performance (measured by returns net of fees) or services provided rather than on the basis of the fees they charge.

Id. at 7.

115. The Private Securities Litigation Reform Act of 1995, 15 U.S.C.A. § 78u-4 (West 1997), enacted over President Clinton's veto, is such a statute. It was designed to:

> (1) curb abusive practices in the conduct of securities class action suits; (2) put greater control over class action suits in the hands of large shareholders who are not "professional" plaintiffs; (3) require more detailed information about settlements to be disclosed to shareholders; (4) deter plaintiffs from bringing frivolous lawsuits by imposing sanctions in appropriate cases; (5) give courts discretion to grant early dismissal of suits; (6) provide a statutory safe harbor for forward looking statements; and (7) provide a cap on damages by limiting joint and several liability.

Laura R. Smith, *The Battle Between Plain Meaning and Legislative History: Which Will Decide the Standard for Pleading Scienter after the Private Securities Litigation Reform Act of 1995?,* 39 SANTA CLARA L. REV. 577, 577-78 (1999). Subsequently, sensing that plaintiffs were evading the PSLRA's reach by suing in state court, Congress preempted state law claims when raised in class action suits involving publicly-held companies by enacting the Securities Litigation Uniform Standards Act of 1998, Pub. L. No. 105-353, 112 Stat. 3227 (1998).

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the fund industry chooses to conduct itself. The SEC generally has contented itself with presenting proposals destined to have little impact on the way most mutual funds do business.

In the courts, the industry's attorneys have enjoyed tremendous success in protecting management interests: the vast array of legal weaponry found in the securities laws and common law regularly comes to naught when targeted at mutual fund directors and investment advisors. Whatever the theory and wherever the forum, with impressive precision, fund shareholders' claims have been presented, scrutinized, and with scant exception, found wanting.[116]

2. Section 36(b) Case Law Safeguards the Status Quo

The traditional focal point of fund industry advisory fee litigation is section 36(b) of the Investment Company Act of 1940,[117] an express cause of action permitting fund fee payments to be attacked, subject to several severe limitations: (1) plaintiffs are not entitled to a jury trial;[118] (2) only shareholders or the SEC have standing to sue[119] (the fund may not sue for wrongs inflicted on it, as in a common law derivative suit); (3) plaintiffs have the burden of proof, meaning that self-dealing fiduciaries are relieved of the burden of proving fairness;[120] (4) damages are not recoverable for any period prior to one year before the action was instituted;[121] (5) recovery is limited to actual damages resulting from the breach of fiduciary duty and may not exceed the amount of the payments received by such recipient from the investment company or its security holders;[122] and (6) federal courts have exclusive jurisdiction.[123] On the less-weighty, pro-shareholder side of the ledger, section 36(b) lawsuits are immune from the strictures of the Private Securities Litigation Reform Act.[124] Section 36(b), though important in

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116. Fund management companies have a sterling litigation record. *See* BAUMOL ET AL., *supra* note 2, at 68, 72-74, 84-85. Like Big Tobacco, fund sponsors to date have never paid a dime in damages in cases alleging excessive advisory fees; unlike the tobacco companies, they have never lost an advisory fee lawsuit on the merits. Most of the cases challenging fund fees as excessive have been settled; those that did not settle were dismissed. *Id.*

117. 15 U.S.C. § 80a-35(b) (1994).

118. *See* Kalish v. Franklin Advisors, Inc., 928 F.2d 590, 591 (2d Cir. 1991), *cert. denied,* 502 U.S. 818 (1991); Schuyt v. Rowe Price Prime Reserve Fund, Inc., 663 F. Supp. 962 (S.D.N.Y. 1987), *aff'd,* 835 F.2d 45, 46 (2d Cir. 1987), *cert. denied,* 485 U.S. 1034 (1988); Gartenberg v. Merrill Lynch Asset Mgmt., Inc., 487 F. Supp. 999, 1001 (S.D.N.Y.), *aff'd,* 636 F.2d 16, 17 (2d Cir. 1980), *cert. denied,* 451 U.S. 910 (1981).

119. Investment Company Act of 1940 § 36(b), 15 U.S.C. § 80a-35(b) (1994).

120. *Id.* § 80a-35(b)(1).

121. *Id.* § 80a-35(b)(3).

122. *Id.*

123. *Id.* § 80a-35(b)(5).

124. Pub. L. No. 104-67, 109 Stat. 737 (1995). Most fund shareholder class actions seeking relief under other federal theories are doomed by the Private Securities Litigation Reform Act of 1995. A case in point is *Castillo v. Dean Witter Discover & Co.,* [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,299 at 91,091 (S.D.N.Y., June 25, 1998). *Castillo* involved a class action brought by three Florida investors who had lost money after investing in Dean Witter's investment company offerings. Two of the class representatives, Castillo and Fernandez, were described as inexperienced and elderly. *Id.* at 91,092. Fernandez's investment of $15,000 in Dean Witter's "U.S. Government Securities Trust" represented "his life savings." *Id.* The third class representative, Chupka, was described as having "little knowledge of mutual funds prior to investing with Dean Witter." *Id.* Class actions against fund independent directors have been made particularly difficult by the new

setting standards for fund directors' fiduciary duties, is not the last word on the subject. Section 36(b) does not preempt state law fraud and fiduciary duty claims.[125]

The seminal case interpreting section 36(b) is *Gartenberg v. Merrill Lynch Asset Management, Inc.*,[126] a suit brought by shareholders of Merrill Lynch Ready Assets Trust, a successful money market mutual fund. Between 1977 and 1981, the trust's assets had skyrocketed from $428 million to more than $19 billion, generating a jump in the fund's management fee from $1.6 million to $39 million.[127] The plaintiffs claimed that the fund was realizing cost savings through economies of size generated by the tremendous inflow of cash, which was being captured and kept by the fund's advisor in the form of higher profits. The plaintiffs contended that the cash should have been passed on to the fund's shareholders in the form of lower costs and higher net investment returns.[128]

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litigation. *See* Jordan Eth & Christopher A. Patz, *Securities Litigation and the Outside Director*, 33 REV. SEC. & COMMODITIES REG. 95 (2000).

 For present purposes, plaintiffs' key claim was that Dean Witter secretly paid extra compensation to its brokers to cause them to push Dean Witter funds that were, unbeknownst to plaintiffs, higher priced and worse performers than other available funds. *Castillo*, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) at 91,093. Because the suit was brought as a class action, the plaintiffs were required to satisfy the pleading requirements of the Private Securities Litigation Reform Act of 1995, and they failed miserably. *Id.* at 91,094. The first stumbling block was loss causation, *i.e.*, the need to connect the deception with the ensuing loss. *Id.* The court noted that what caused plaintiffs' damages was poor performance by the funds, an event unrelated to the compensation payments to the registered representatives who had sold them. The court thus found that loss causation had not properly been pleaded. *Id.* at 91,095.

 The court likewise inspected and found wanting the various alleged misleading statements or omissions asserted by the plaintiffs. *Castillo*, [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) at 91,096-97. The court rejected out of hand the notion that Dean Witter owed an obligation to compare its funds' allegedly poor performances with competitors' products, finding, as a matter of law, that there is no obligation to disclose information about competitors' products. *Id.* at 91,097. Significantly, the court implied that placing such a burden on Dean Witter would be unfair because it would be hard for "the broker to define its competitors for purposes of comparison, particularly since the various holdings in mutual funds are different in innumerable respects." *Id.* at 91,097 n.10

 As for the claim that plaintiffs were duped because they were not advised that Dean Witter brokers were paid extra compensation to favor Dean Witter funds, the court scolded: "Plaintiffs should have been aware that sale of a Dean Witter fund, as opposed to an outside fund, would mean greater compensation for the Dean Witter companies," and that requiring any special warning about salesperson conflicts would impose new duties never previously recognized under the securities laws. *Id.* at 91,098. Here the court simply was dead wrong. Receipt of secret profits by fiduciaries has long been recognized as grounds for a securities fraud suit. *See, e.g.*, Coburn v. Warner, 110 F. Supp. 850 (S.D.N.Y. 1953) (holding a secret commission actionable); SEC v. Kaweske, [1995-1996 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 98,950 at 93,600 (D. Colo. Nov. 28, 1995) (holding that secret commissions received by the fund advisor from issuers actionable). *See also* Investment Company Act Release No. 9470, 10 S.E.C. Docket 680, 681 n.3 (Oct. 4, 1976) ("It would raise serious questions under the anti-fraud provisions ... for a broker-dealer to recommend a change of customer's investment ... merely because such a change would result in compensation for the broker dealer."). The same view can be found under state law. *See* O'Malley v. Boris, 742 A.2d 845 (Del. 1999) (holding that brokerage firm's receipt of ownership interest in a fund management company in exchange for transfer of a firm's customer accounts to a new fund complex may be a material fact required to be disclosed to customers under Delaware fiduciary duty law).

125. *See* Green v. Fund Asset Mgmt., L.P., 245 F.3d 214 (3d Cir. 2001).

126. 694 F.2d 923 (2d Cir. 1982).

127. *Id.* at 930.

128. *Id.* at 928.

En route to affirming the district court's order dismissing the fund shareholders' claims, the Second Circuit articulated a number of precepts adopted by subsequent courts in 36(b) cases:

1. To be guilty of a violation of § 36(b) . . . the advisor-manager must charge a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining. . . . To make this determination all pertinent facts must be weighed.[129]

2. In determining whether the foregoing standard is met, the following factors need to be weighed: (a) the nature and quality of services provided to fund shareholders; (b) the profitability of the fund to the advisor-manager; (c) fall-out benefits; (d) economies of scale; (e) comparative fee structures; and (f) the independence and conscientiousness of the trustees.[130]

3. Though rates charged by other advisor-managers are a factor to be taken into account in evaluating reasonableness, the normally "unseverable relationship between the advisor—manager and the fund it services tends to weaken the weight to be given to rates charged by advisors of other similar funds."[131]

4. [The] argument that the lower fees charged by investment advisors to large pension funds should be used as a criterion for determining fair advisory fees for money market funds must . . . be rejected.[132]

As the *Gartenberg* test's first prong demonstrates, section 36(b) exists to help insure that prices paid by fund shareholders reflect prices set through arm's-length bargaining. The test furnishes a blueprint for those interested in designing challenges to allegedly oppressive fee regimes. Nevertheless, despite gaping differences between fee schedules for advisory services used in the fund industry and elsewhere, no plaintiff has yet met the *Gartenberg* burden of proving that fees extracted from a given fund are "unreasonably unreasonable."[133] A central problem has been investors' inability to generate the data needed to discharge their burden of proof.

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129. *Id.* at 928-29.

130. *Id.* at 929-32.

131. *Gartenburg*, 694 F.2d at 929.

132. *Id.* at 930 n.3. The court justified its ruling on this point on the grounds that "[t]he nature and extent of the services required by each type of fund differ sharply. . . . [T]he pension fund does not face the myriad of daily purchases and redemptions throughout the nation which must be handled by the Fund, in which a purchaser may invest for only a few days." *Id.*

133. The term was coined by Judge Henry Friendly in discussing the role of courts in reviewing fund fee cases:

> There is a common law liability of directors for waste, and while a plaintiff who seeks to prevail on that score may have to show that the fee is not merely unreasonable but unreasonably unreasonable, a court still has the job of comparing what has been done with what has been received.

Investment Company Act Amendments of 1967: Hearing on H.R. 9510 and H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce, 90th Cong. 610 (1967) (statement of Judge Henry J. Friendly, U.S. Appeals Court., N.Y., N.Y.).

The *Gartenberg* plaintiffs failed to prove either the presence of economies of scale or the advisor's failure to share them with the fund.[134] The plaintiffs' efforts to show unreasonableness by pointing to rates charged by other fund managers were rejected on the stated ground that fees charged by other advisors have little relevance because advisors do not bid against each other in an effort to gain more fund assets to manage.[135] Thus, fund advisors' concerted refusal to compete with each other inures to their advantage to the extent it insulates the fund industry's advisory fee price structure from comparison with fee structures in related fields, such as the market for pension advisory services, where arm's-length bargaining over fees occurs not just in theory but in fact. Happily for equity fund shareholders, *Gartenberg*'s refusal to allow use of comparative fee data seems limited to the facts before the court. In *Gartenberg*, the court was addressing use of pension fund fee data in a suit challenging fee levels in a money market fund. The court's ruling on admissibility would have no force in an apples-to-apples suit where equity pension fund fee levels are compared to fee levels for an equity mutual fund.

Nonetheless, in *Kalish v. Franklin Advisors, Inc.*,[136] the district court dismissed fiduciary duty claims against the defendant fund investment advisor, holding that it was improper to compare the profitability of fund managers to earnings reaped elsewhere in the financial services area: "[T]o the extent that comparisons are probative at all, a mutual fund advisor-manager must be compared with members of an appropriate universe: advisor-managers of similar funds."[137] The fund in *Kalish* invested in GNMA securities. The court in *Kalish* held, in essence, that the designation "similar funds" required disregarding evidence drawn from comparison with Vanguard group's low-cost GNMA fund.[138] The court branded any comparison with Vanguard "seriously flawed,"[139] even though Vanguard's GNMA fund, like Franklin's, was managed by an external investment advisor.[140] The court focused on factors that distinguished Vanguard funds as unique including their internal management and their tendency to furnish

134. *Gartenberg*, 694 F.2d at 931.
135.

> We disagree with the district court's suggestions that the principal factor to be considered in evaluating a fee's fairness is the price charged by other similar advisors to funds managed by them, that the "price charged by advisors to those funds establishes the free and open market level for fiduciary compensation," that the "market price ... serves as a standard to test the fairness of the investment advisory fee," and that a fee is fair if it "is in harmony with the broad and prevailing market choice available to the investor." Competition between money market funds for shareholder business does not support an inference that competition must therefore also exist between advisor-managers for fund business. The former may be vigorous even though the latter is virtually non-existent. Each is governed by different forces. Reliance on prevailing industry advisory fees will not satisfy § 36(b).

Gartenberg, 694 F.2d at 929 (internal citations omitted).
136. 742 F. Supp. 1222 (S.D.N.Y. 1990).
137. *Id.* at 1237.
138. *See id.* at 1230, 1250 (discussing and rejecting the Vanguard analogy).
139. *Id.* at 1250.
140. *Id.* at 1231. Distinguishing factors focused on by the court were that the Vanguard funds were unique due to their internal management and their tendency to furnish "corporate management, administrative, shareholder accounting, marketing and distribution services" on an "at-cost" basis. *Kalish*, 742 F. Supp. at 1231.

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"corporate management, administrative, shareholder accounting, marketing and distribution services" on an "at-cost" basis.[141] The court viewed the low advisory fee (.03%) charged by the Vanguard GNMA fund's external advisor, Wellington Management Company, as attributable to the "the great buying power possessed by the Vanguard group."[142] Not mentioned by the court was another plausible justification that the Vanguard fund's board had bargained effectively and aggressively with Wellington to serve Vanguard's shareholders' interests. The court in *Kalish* likewise implied that Wellington had cut its fees for Vanguard's GNMA fund in an effort to win advisory contracts at other Vanguard funds.[143] An expert in the financial services field offered a one-word appraisal of the *Kalish* court's refusal to accept the Vanguard GNMA analogy argued by plaintiffs: "Heresy."[144]

The district courts in *Krinsk v. Fund Asset Management, Inc.*[145] and *Schuyt v. T. Rowe Price Prime Reserve Fund, Inc.*[146] were equally willing to favor industry defense arguments. Like *Gartenberg*, each dealt with attacks under section 36(b) on advisory fee levels assessed against shareholders of money market mutual funds. The court in *Krinsk* dismissed a fiduciary duty claim against Merrill Lynch, advisor to CMA Money Fund, under section 36(b),[147] and also dismissed a proxy claim under 14a-9.[148] In construing the *Gartenberg* factors, the court in *Krinsk* made a number of significant rulings. First, the court held that plaintiffs would not be permitted to prove that the fund's performance, lauded by the advisor as being "at or near the top of money market funds,"[149] was actually inferior when analyzed on a "risk-adjusted" basis taking into account the portfolio's volatility.[150] Seizing on the fact that the SEC did not require risk-adjusted performance ratings, the court rejected the "concept of 'risk-adjusted' return as a standard of fund performance measurement."[151]

On the crucial issue of the advisor's profitability, the court in *Krinsk* received three expert reports presenting widely varying findings. Plaintiffs' expert testified that in 1984, the CMA generated pre-tax profits for Merrill Lynch of $47.5 million and a pre-tax return on revenues of 28.5%.[152] Merrill Lynch's chief expert reported a loss of $77 million and a *negative* profitability percentage of 55.8.[153] The court understated the issue when it

141. *Id.* (quoting a letter sent to the defendant from Lipper Analytical Services, Inc., a leading source on statistics of mutual fund performance).

142. *Id.* (same).

143. *Id.*

144. Interview with Richard Ennis, Founder and former Chief Executive Officer, Ennis, Knupp & Assoc. (July 19, 2000).

145. 715 F. Supp. 472 (S.D.N.Y. 1988).

146. 663 F. Supp. 962 (S.D.N.Y. 1987), aff'd, 835 F.2d 45 (2d Cir. 1987), cert. denied, 485 U.S. 1034 (1988).

147. *Krinsk,* 715 F. Supp. at 502-03.

148. *Id.* at 503.

149. *Id.* at 487.

150. *Id.* This was a dubious ruling. One observer has found that one of the fund industry's chief disclosure shortcomings is that "there is little quantitative risk disclosure. Quantitative measures of risk can greatly aid in judging the quality of a mutual fund." *Improving Price Competition, supra* note 40, at 53 (1998) (statement of Charles Trzcinka, Professor of Finance, State University of New York at Buffalo).

151. *Krinsk,* 715 F. Supp. at 487.

152. *Id.* at 489 (citing to tables within the case).

153. *Id.* (citing to tables within the case).

held that "it is safe to say that fee based profits fall somewhere in the range between the [two] positions."[154] After disparaging both sides' presentation on profitability, the court concluded that a weighted average of pre-tax profitability over the three-year test period "would probably fall in a range from at least a few percentage points greater than 0% to perhaps as much as 33%."[155] It is not a credit to either side's lawyering that the court was left to guess at what the advisory fee netted the fund's advisor.[156] Moreover, given the court's obvious uncertainty about the advisory contract's profitability, it is difficult to conclude that the fund's directors were better educated, and this is bothersome. For the defense to win a case alleging a breach of fiduciary duty rooted in an unfair compensation charge, one would expect the court and the fund's directors to demonstrate a clear understanding of the advisory contract's profitability to the advisor.

Plaintiffs' fundamental problem in *Krinsk* thus mirrored the problems encountered in *Gartenburg* and *Kalish*: a lack of solid proof.[157] As in *Gartenburg* and *Kalish*, the court in *Krinsk* evaluated comparable expense ratios in a way that was highly favorable to the defense.[158] The court found that expense ratios for stand-alone money market funds were less relevant than for other brokerage money management accounts, and, citing *Gartenberg*, that comparison with even those funds was of "limited value due to the lack of competition among advisors for fund business."[159] The court found that the CMA Fund expense ratio placed it in the "middle range" among similar funds.[160]

The court in *Krinsk* found totally irrelevant the fact that, over and above its charging a level of costs placing it in the middle of its peer group, fund advisor Merrill Lynch pocketed an additional $65 million from a $65 annual fee it assessed against each of its one million CMA investors.[161] The "irrelevant" annual fee paid by the fund's

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154. *Id.* Merrill Lynch's average annual profitability for 1984 to 1986 according to the plaintiff was 40.4%; the defendants' expert estimated average profitability for the same period to be 32.7%. *Id.* at 494.

155. *Krinsk*, 715 F. Supp. at 494.

156. The defense lawyers certainly would dispute this point; after all, they won. On the other hand, given that the *Gartenberg* test requires that the fund's directors weigh "the profitability of the fund to the advisor-manager," the inability of the defense credibly to advance a profitability number does not speak well for either the defense's presentation or the Franklin directors' discharge of their investigative duties. *Krinsk*, 875 F.2d at 409, citing *Gartenburg*, 694 F.2d at 929-30.

157. The court in *Krinsk* likewise found the plaintiffs unable to quantify fall-out benefits accruing to Merrill Lynch flowing from (1) "commission profits from trades in the CMA program securities account;" (2) "margin interest;" (3) "management fees derived from funds other than the Fund within the CMA program;" (4) earnings from sales of products and services outside the program, but sold to Fund customers; and (5) profits earned by affiliates who transact business with the Fund. *Krinsk*, 715 F. Supp. at 494. Failure to quantify the fall-out left the plaintiff with no means of showing they contributed to the advisory fee being unreasonably high. *Id.* at 494-96. Likewise, plaintiffs failed to show Merrill Lynch benefitted from economies of scale, because they never quantified the existence and size of any economies realized. *Id.* at 496. The court held that it is not enough to show that costs decreased as the fund grew in size; the per unit cost of providing management services directly to the Fund decreases as the Fund grows, but "the per unit cost of servicing Fund shareholders does not." *Id.* The court found that money fund shareholders "tend to transfer money in and out of their funds on a regular basis," with per unit processing costs remaining constant, and not varying with the size of the fund or the number of accounts. *Id.*

158. *See Krinsk*, 715 F. Supp. at 497.

159. *Id.*

160. *Id.* In 1985, the fund had approximately one million shareholders. Janet Bamford, *See You In Court*, FORBES, Sept. 9, 1985, at 144.

161. *Krinsk*, 715 F. Supp., at 497-98.

648   *The Journal of Corporation Law*   [Spring

shareholders alone generated enormous revenue for Merrill Lynch, exceeding the total amount of the fund's advisory fee.[162] The court's justification for ignoring the $65 million item was that the fee was mandatory for all Merrill Lynch CMA shareholders having cash management accounts, whether they used the CMA fund or not. It viewed the payment as "a reasonable means by which to seek to hedge against the entrepreneurial risk incurred in setting up and maintaining the CMA."[163] There is another way to characterize the annual fee: cash cow.[164]

Schuyt presents a case study of fund directors' fee-setting behavior. The fund in question had experienced ten-fold growth over three years.[165] The advisor's pre-tax profit margin had escalated from 57% for the first nine months of 1979,[166] to 59.1% for the entire year,[167] to 66.8% for 1980,[168] and to 77.3% for 1981.[169] The court in *Schuyt* approved the directors' behavior based on the *Gartenberg* factors,[170] faulting plaintiff's experts for failing to address them in detail.[171] In the course of its favorable appraisal of

162. The advisory fee for 1985 was under $64 million. *Id.* at 479.

163. *Id.* at 498.

164. Well appreciating the importance of the court's ruling that the annual fee was not subject to scrutiny under section 36(b), Merrill Lynch reacted in a predictably entrepreneurial way—it hiked the fee to $100 per year, and, for good measure, added a $25 annual charge for shareholders who wanted a Visa Gold card. Andrew Leckey, *Money Market Accounts Try to Woo Clients*, ST. LOUIS POST-DISPATCH, Mar. 18, 1993, *available at* LEXIS, Curnws File. By 1996, Merrill Lynch had 1.3 million CMA accounts. *Merrill Lynch Introduces the CMA Global Gold Travel Awards Program; First Offering of its Kind from a Brokerage Firm*, PR NEWSWIRE, Feb. 26, 1996, *available in* LEXIS, Curnws File. For the fiscal years ending Mar. 31, 1994, 1995, and 1996, the total advisory fees paid by the Money Market Fund to the Investment Advisor aggregated $101,568,034, $104,060,839, and $124,239,520, respectively. CMA MONEY FUND PROSPECTUS, July 26, 1996, at 12, LEXIS, Company Library, EdgarPlus File. This means that, by 1996, the legally meaningless CMA annual fee alone generated in that year more revenue than the advisory fee for that year, and twice the advisory revenues attacked as excessive ten years earlier in *Krinsk*.

165. *Schuyt*, 663 F. Supp. at 964. The court was impressed. It variously described the fund's growth as "unprecedented," *id.* at 980 n.53, "amazing," *id.*, and "astonishing," *id.* at 966.

166. *Id.* at 968.

167. *Schuyt*, 663 F. Supp. at 979.

168. *Id.* at 978-79.

169. *Id.* at 979. In blessing such a munificent return for the advisor, the court cautioned that it was "not holding that a profit margin of up to 77.3% can never be excessive. In fact, under other circumstances, such a profit margin could very well be excessive." *Id.* at 989 n.77. In *Strougo v. BEA Assocs.*, [1999-2000 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,742, at 93,611 (S.D.N.Y. Jan. 19, 2000), a closed-end fund advisory fee case, the district court recognized another way to establish under section 36(b) that advisory fee levels are unfairly high: contrast the advisor's take with shareholders' total return. In *Strougo*, for fiscal years 1997 and 1998, the advisor's net fee equaled 46.0% and 42.3% of the fund's total investment income. *Id.* ¶ 93,616. In light of the fund's poor performance relative to peer funds, these numbers made it "impossible to say, as a matter of law, that the net advisor fee . . . is not disproportionately large enough to bear an unreasonable relationship to the services rendered by that advisor." *Id.*

170. The factors are articulated in *supra* text accompanying notes 129-32. The *Schuyt* court's explanation of how the directors' conduct militated in favor of a defense verdict in light of those factors is found in *Schuyt*, 663 F. Supp. at 974-88.

171. *Schuyt*, 663 F. Supp. at 973-74. Defendants' expert fared little better. His position that fees were not excessive rested in part on his contention that "the market for advisors . . . [is] sufficiently competitive to prevent excess profits." *Id.* at 974 n.39. The problem with this testimony, of course, is that it is untrue; it flies in the face of *Gartenberg's* finding that fund shareholders are basically locked into buying services from their current advisor. "[I]nvestment advisors seldom, if ever, compete with each other for advisory contracts with mutual funds." *Id.* (quoting Gartenburg v. Merrill Lynch Asset Mgmt., Inc., 694 F.2d 923, 929 (2d. Cir. 1982)).

the directors' behavior, the court approved of this formulation of directors' duties by the lawyer who served as independent counsel to the fund's independent directors: "The basic test is whether the directors can satisfy themselves that the information that is available provides a reasonable basis for judgment that the benefits of the economies of scale are, in fact, shared by the advisor with the Fund . . . ."[172]

Though the court recognized that other funds' fee schedules were relevant, indeed, "significant to economies of scale,"[173] it rejected the attempts of the plaintiff's experts to show excessiveness by comparing the advisory fee to the fees they charged "to its private counsel accounts and fees charged by others for performing different types of services,"[174] faulting the expert for failing to correlate the nature of the services provided in the different settings.[175]

While *Schuyt* can be read to leave the door open to proof of excessiveness built in part on evidence of fees charged by the advisor in other venues, the court also emphatically rejected use of fee rates used by banks and trust companies in rendering advisory services outside the fund industry, finding such services "unrelated to the advisory services at issue in this case" and ineligible for consideration under *Gartenberg*.[176] The court in *Schuyt* dismissed the idea that advisory fees charged outside the fund industry could furnish helpful guidance, contending, as did the appellate court in *Gartenberg*, that managers in other venues are not required to cope with processing numerous purchases and redemptions each day.[177] This is a very questionable distinction, at least when the issue is the advisory fee level. It is true, of course, that daily shareholder redemptions add costs to mutual fund administration, and the redemption feature distinguishes mutual funds from other professionally managed investment portfolios, such as pension and endowment funds. On the other hand, the costs associated with the characteristics that make mutual funds unique (such as the need for daily pricing of portfolio securities) tend to be nominal,[178] and in any event, get realized as administrative expenses.

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172. *Schuyt*, 663. F. Supp. at 969 n.20 (quoting Exhibit AL, at 11). *See also id.* at 970 n.25 (restating "the basic test").

173. *Id.* at 972 n.34.

174. *Id.* at 973 n.38.

175. *Id.* at 973-74 n.38.

> In making his comparison . . . Mr. Silver neglected to inquire about the services provided to [T. Rowe Price's private] counsel clients . . . and was therefore unable to compare the fees charged to the fund to the fees charged to counsel clients. The evidence before this Court clearly indicates that if Mr. Silver had made such an inquiry, he would have found that the types of services provided by the Advisor to the Fund and private counsel clients differ substantially.

Schuyt, 663 F. Supp. at 973-74 n.38.

176. *Id.* at 974 n.38.

177. In so holding, the court cited *Gartenberg* for the proposition that "fee rates of advisors to non-mutual fund clients should not be used as criterion for determining fairness of mutual fund fees because advisors to other types of entities perform services that do not involve a myriad of daily purchases and redemptions." *Id.* The court in *Schuyt* later explained that, "due to the unique nature of the services provided by money market advisors and the industry, the Court finds there were no fee schedules from the competitive market that could have appropriately guided the directors." *Id.* at 983-84.

178. The authors analyzed fund accounting fees presented in Lipper Analytical's mutual fund data. They found that weighted average fund accounting fees amounted to about two basis points of funds' weighted average net assets.

For equity mutual funds, share redemption results in few, if any, added portfolio management costs. Fees paid by the Vanguard group to the outside portfolio managers it hires are rock bottom and comparable to equity pension fund management costs. The asset pools managed by those advisors are, as with the case of all funds, subject to fluctuation as new sales arise and shareholders redeem. In truth, portfolio management costs are subject to substantial economies of scale, as the authors' empirical research shows.[179]

Included in the plaintiff's allegations in *Schuyt* was the charge that the fund's shareholders had been misled, in violation of Rule 14a-9 under the Securities Exchange Act of 1934, due to a failure to disclose to them in a proxy solicitation information concerning the profitability of the advisory contract to the advisor.[180] The court held that, from the standpoint of the fund's shareholders, information disclosing the advisory contract's profitability to the advisor was immaterial as a matter of law.[181] The court found "that the omitted profitability information is neither accurate nor significant enough to influence the vote of investors . . . ."[182]

Obvious problems exist with the court's 14a-9 ruling. First, the court applied an improper test. In a 14a-9 case, the materiality test is not whether the omitted fact would cause an investor to change his or her vote; the voting decision need not be altered.[183] All that is necessary is that there be a substantial likelihood that a reasonable investor would consider the fact important.[184] Adding to the seriousness of the court's analytical error was its willingness to shrug off the need for disclosure on the ground that the profitability information that would have been disseminated about the advisory contract was inaccurate. The court thus turned a blind eye to the fact that the advisor and the fund directors were using and relying on inaccurate profitability data, a circumstance that a reasonable shareholder surely could have viewed as material, particularly in light of the court's finding that the advisor's pre-tax profit margin was an astronomical 77%. Without detailed discussion, the Second Circuit affirmed the lower court's ruling in *Schuyt* two days after it was argued, "substantially for the reasons stated in Judge Ward's thorough opinion . . . ."[185]

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179. See *supra* notes 93-105 and accompanying text.

180. *Schuyt*, 663 F. Supp. at 989.

181. *Id.* at 990. "[A] reasonable shareholder would not consider profitability information important when voting on the investment advisory agreement." *Id.* The court justified its immateriality ruling on the ground that the SEC did not require disclosure and lacked proof that "such profitability information is commonly provided in proxy statements by others in the money market industry." *Id.* According to one SEC official, disclosure of information about the advisor's profitability in fund proxy statements "has somewhat of a checkered past," and is not expressly required. Letter from Anthony A. Vertuno, Senior Special Counsel, SEC, Division of Investment Management, to John C. Bogle, Chairman, The Vanguard Group (Feb. 29, 1996) (on file with author). Funds must disclose factors weighed by the board in setting the advisory fee, including advisor profitability which "is often considered by a fund's board," but the disclosure may be made "without specific numbers." *Id.* In short, on the crucial issue of disclosure to fund shareholders about the dollars paid for advisory services, the SEC tolerates, and thus abets, nondisclosure or, at best, weak, generalized disclosure.

182. *Schuyt*, 663 F. Supp. at 990.

183. TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 448-49 (1976).

184. *See infra* note 219.

185. Schuyt v. Rowe Price Prime Reserve Fund, Inc., 835 F.2d 45, 46 (2d Cir. 1987).

3. Problems With the Gartenberg *Test As Applied*

Gartenberg's reasonableness test is unexceptionable in theory; in practice, it is a failure. The reasonableness test's starting point is fair; it is a demand that fees be equivalent to those resulting from "arm's-length bargaining." The next part of the test demands that among the factors that "are to be considered" are "comparative fee structures."[186] So far, so good. What happens next is not good; *Gartenberg's* pro-investor logic becomes perverted. Post-*Gartenberg* courts have improperly denied the relevance of advisory fee structures actually set by arm's-length bargaining (as in the pension fund advisory fee analogy). Low-cost fee structures charged by other funds (like Vanguard's) are likewise found essentially irrelevant, if for no other reason than the fact that, because fund advisors refuse to compete against each other for advisory business, lower prices are not available to the fund. Misapplication of the *Gartenberg* criteria has led to a tilted playing field. The absence of a competitive market has not become a reason for enhanced scrutiny, but a justification for fitting the judiciary with blinders.

Problems prevail with the judiciary's refusal to consider and learn from free market pricing patterns. The *Kalish* court's refusal to credit the Vanguard analogy is absurd. Vanguard competes directly with all other funds for investors' money. Its pricing structure is relevant precisely because its low cost orientation provides a yardstick for measuring the reasonableness of other funds' fee structures.[187] To say that Vanguard's fee schedules are irrelevant just because the Vanguard managers, like most other corporate managers in the economy, operate with an eye single to their shareholders' interests, only calls attention to the peculiarity of the fund industry's default management structure. Likewise, it is foolish to say that fee levels charged by pension funds' external advisors have no relevance to mutual fund advisory services. If, as *Gartenberg* insists, free market pricing (or "arm's-length bargaining") is relevant to the examination of fees under section 36(b), then all pertinent evidence should be marshaled and scrutinized. This includes prices set in the free market for the same commodity, whether by Vanguard funds, pension funds, endowment funds, or other institutional investors. Again, it is improper to read *Gartenberg* as barring such evidence, for the court in that case held the pension fund advisory fee data was irrelevant to the claim only because the fund in question was a money market fund; had it been a bond or equity fund, the court almost certainly would have allowed the comparison.

Moreover, analogies to establish fairness by fiduciaries can play a major role in addressing misconduct in the securities field. For example, experts testifying in individual brokerage account churning cases today are free to support their opinions with turnover rate data drawn from mutual fund prospectuses.[188] Another securities area where argument by analogy has been accepted relates to excessive markups. In *Grandon v. Merrill Lynch & Co.*,[189] the Second Circuit had no difficulty analogizing to markup

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186. *See Krinsk,* 875 F.2d at 409 (enumerating the *Gartenberg* factors).

187. *See* Rosenthal, *supra* note 77, at 1 ("[S]ome directors are already pondering what, if anything, they should do to lower fees . . . . Jenine Stranjord, independent trustee with American Century Investments, notes that as more investors move to Vanguard, mutual funds will have to re-look at fees.").

188. Both authors are personally familiar with the practice. The scholarly support for the practice stems from Donald Arthur Winslow & Seth C. Anderson, *A Model for Determining the Excessive Trading Element in Churning Claims,* 68 N.C. L. Rev. 327 (1990).

189. 147 F.3d 184 (2d Cir. 1998).

limits on equity securities en route to holding that plaintiffs had stated a cause of action based on allegedly excessive, undisclosed markups for municipal securities. There is another reason why *Grandon* is pertinent here. In *Grandon*, the court dealt with a material nondisclosure issue and held that investors are entitled to be informed when the prices charged them are not reasonably related to prices charged in "an open and competitive market."[190] The authors do not understand why fund shareholders deserve a lower caliber of disclosure than investors trading municipal securities. Advisors who milk fund shareholders by charging them prices for advisory services well beyond those charged other institutions, such as pension funds, risk liability if the duty of full disclosure that *Grandon* espouses for bond market pricing gets transplanted and takes root in fund advisory fee litigation.[191]

4. The Missing Ingredient: Admissible, Compelling Data

Plaintiffs' inability to discharge their burden of proof in fully litigated fund advisory fee cases highlights a grave problem confronting plaintiffs in every suit under section 36(b) charging unreasonable fee levels: a lack of accurate supporting data. When legislation to address perceived problems with fund fee levels was considered by Congress in 1967, Professor Ernest Folk testified that saddling plaintiffs with the burden of showing that fees were excessive "unduly favors management,"[192] since fund shareholders do not have access to crucial data relating to the quality of the services provided, economies of scale, or the value of all benefits received by the advisor through its control position.[193] Congress refused, however, to shift the burden of proving fairness from the shareholder to the advisor as Professor Folk advocated.[194] This lack of data sealed the fate of the plaintiffs in *Gartenberg, Schuyt, Kalish,* and *Krinsk.*[195]

The absence of quality data still presents problems for those willing to question the status quo. Most recently, the GAO's detailed study was "unable to determine the extent to which mutual fund advisors experienced . . . economies of scale because information on the costs and profitability of most fund advisors was not generally publicly available."[196] When a federal agency, conducting an investigation at the urging of a

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190. *Id.* at 189-90.

191. *See* Simon, *supra* note 10, at 130 ("What we have learned is not likely to endear your fund sponsor to you. Among our findings: You pay nearly twice as much as institutional investors for money management. And that calculation doesn't even include any front- or back-end sales charges you may also pony up.").

192. *Investment Company Act Amendments of 1967: Hearing on H.R. 9510 and H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce,* 90th Cong. 801 (1967) (statement of Ernest Folk, Professor of Law, University of North Carolina).

193. *Id.* at 803-04.

194. Then SEC Chairman Manuel Cohen testified that the Commission did not object to Professor Folk's burden-shifting proposal. *Id.* at 738.

195. Indeed, the Second Circuit in *Gartenberg* explicitly called attention to the plaintiffs' failure of proof:

> Our affirmance is not a holding that the fee contract between the Fund and the Manager is fair and reasonable. We merely conclude that on this record appellants failed to prove by a preponderance of the evidence a breach of fiduciary duty. Whether a violation of § 36(b) might be established through more probative evidence . . . must therefore remain a matter of speculation.

Gartenberg, 694 F.2d at 933.

196. GAO REPORT, *supra* note 12, at 33.

congressional committee, comes up empty-handed in its search for facts, it is obvious that there is a data shortage. This shortage works in favor of fund sponsors and against the interest of fund shareholders.

In truth, fund managers are blessed with a doubly favored litigation posture in fee cases: they do not have the burden of justifying their behavior and, at least prior to litigation, their adversaries are not privy to the crucial data needed to show abusive behavior. *Gartenberg,* as misinterpreted by subsequent courts, has unfairly hindered attacks on excessive fund fees. It is no wonder that recent fund litigation reflects a shift in focus away from excessive compensation claims.[197]

From the standpoint of fund shareholders, about the best that can be said of the *Gartenberg* line of cases is that they are confined to their facts. Three of the four cases— *Gartenberg, Krinsk,* and *Schuyt*—concerned money market fund advisory fees[198] and thus are easily distinguishable in an equity fund advisory fee case. *Kalish* dealt with a bond fund. To the extent that price competition or sensitivity to operating cost levels exists in the fund industry, it is most evident in the money market and bond fund segments.[199] None of the leading advisory fee cases involved equity funds, and hence, none of the courts were confronted directly with the strong analogies that can be drawn between equity advisory services in the fund industry as compared to the pension field where prices are notably lower. Whether a future court will accept such an analogy may depend on the care taken by the plaintiff's expert to develop, explain, and defend his or her reasoning.

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197. *See* James N. Benedict et al., *Recent Trends in Litigation Under the Investment Company Act of 1940,* 32 REV. SEC. & COMMODITIES REG. 165 (1999). For example, in *Strougo v. Scudder Stevens & Clark,* plaintiffs pressed and won the argument that, in the context of a fund complex, payments to directors for serving on multiple boards could "call into question the director's independence from the manager of the complex." 964 F. Supp. 783, 795 (S.D.N.Y. 1997). This simple and straight-forward ruling enabled the plaintiffs to avoid the demand condition precedent to filing a derivative suit alleging state claims against the directors. The case "ignited a firestorm in the investment company world," leading to legislation in Maryland designed to change state law to eliminate any benefit to litigants seeking to exploit the ruling. *See* James J. Hanks, Jr., *Straightening Out Strougo: The Maryland Legislative Response to Strougo v. Scudder,* Stevens & Clark, Inc., 1 VILL. J.L. & INV. MGM'T 21 (1999). The Maryland legislation designed to choke off the litigation inroad made by the plaintiff in *Strougo* subsequently was held unconstitutional by Maryland's Court of Appeals in *Migdal v. Maryland,* 747 A.2d 1225 (Md. 2000).

198. Another money market fund case that has been litigated is *Meyer v. Oppenheimer,* 609 F. Supp. 380 (S.D.N.Y. 1984), *rev'd,* 764 F.2d 76 (2d Cir. 1985). *Meyer* started as an action under section 36(b) attacking advisory fees charged against the Daily Cash Accumulation Fund. That case was settled. *Meyer,* 609 F. Supp. at 381-82. The fund board subsequently adopted a Rule 12b-1 plan that caused certain costs to be shifted to fund shareholders which previously had been borne by brokerage firms distributing the fund. This was attacked under section 36(b) and other theories as a violation of the terms of the settlement agreement, and that charge ultimately was rejected. Like the other 36(b) cases, the section 36(b) claim in *Meyer* failed due to a lack of proof. *Id.* at 680-81. Interestingly, the Second Circuit expressly recommended that, on remand, the district court invite comment from the SEC. *Meyer,* 764 F.2d at 85. But when later invited, the SEC declined to participate. *Meyer,* 691 F. Supp. at 680-81. *Meyer* thus was litigated less like a full-blown advisory fee case, and more like a lawsuit alleging breach of a settlement agreement capping compensation.

199. GAO REPORT, *supra* note 12, at 62-63.

G. *Critiquing the Industry's Defense of the Status Quo*

1. *The Industry's Position: Rampant Competition*

In his testimony before Congress in September 1999, ICI President Matthew Fink used some form of the word "compete" more than twenty-five times. His central theme was that the fund industry is the embodiment of competitive perfection: "[b]ecause of the sheer number of competitors, stringent government regulation, clear disclosure, low barriers to entry, and high scrutiny by the media, the mutual fund marketplace is a near textbook example of a competitive market structure."[200]

Insofar as he was referring to price competition, Mr. Fink's quoted claim is right in only two respects, both insignificant. It is true that, in a sense, the fund industry features low barriers to entry (a fund's initial capital may be as low as $100,000),[201] and there are a large number of funds available in the marketplace, at present more than 10,000.[202]

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200. *Improving Price Competition*, *supra* note 40, at 79-93 (statement of Matthew P. Fink, President, Investment Company Institute). In fairness, Mr. Fink is not alone in extolling the fund industry's alleged competitiveness. *See, e.g.*, Alyssa A. Lappen, *Funds Follies*, INST. INV., Oct. 1993, at 39 ("[A] pressing concern [is] quite simply, whether the nation's banks, as a group, have the financial—or intellectual—wherewithal to succeed in the ferociously competitive mutual fund business."); Edward B. Rock, *Foxes and Hen Houses?: Personal Trading by Mutual Fund Managers*, 73 WASH. U. L.Q. 1601, 1641 (1994) ("[P]roduct markets that are as competitive as the market for mutual funds . . . provide firms with strong incentives to adopt optimal personal trading policies."); Wallace Wen Yeu Wang, *Corporate Versus Contractual Mutual Funds: An Evaluation of Structure and Governance*, 69 WASH. L. REV. 927, 965 (1994) ("[M]utual funds operate in a very efficient and competitive market."); *see also The Financial Institutions Equity Act of 1984 Written Statement of the Investment Company Institute Hearing on H.R. 5734: Before the House Comm. on Banking, Finance and Urban Affairs*, 98th Cong. (statement of David Silver, President of Investment Company Institute), *reprinted in* PLI, THIRD ANNUAL FINANCIAL SERVICES INSTITUTE 579, 581 (1984) ("The mutual fund industry is a vigorous and highly competitive business. We are therefore vitally concerned with any legislation or regulation which would hinder free and open competition."). Mr. Wang's claim that the fund industry is competitive was premised on a cite to the "Fact Book," put out by the ICI, the fund industry's trade association, for the proposition that "[a]t the end of 1990 there were more than 3,108 mutual funds in the United States. These funds offer similar services, with competitive fees." Wang, *supra* note 200, at 965 n.159. The ICI has been accused of excessive bias in favor of fund advisors, to the detriment of fund shareholders. Braham, *supra* note 113, at 94.

201. Schonfeld & Kerwin, *supra* note 20, at 108. The requirement stems from section 14(a) of the Investment Company Act, 15 U.S.C. § 80a-15(a) (1994), which bars funds from making public offerings before their net worth equals $100,000. On the other hand, according to some industry observers, free entry is hampered by several practical problems: (1) it may be necessary for a fund to attract $100 million in assets before the advisor can cover its costs; (2) the fund's lack of an adequate performance history may prevent it from being followed by fund rating services; and (3) fund distributors recently have shown a tendency of raising their costs while reducing the number of funds and complexes they are willing to promote. *See* GAO REPORT, *supra* note 12, at 60.

202. The proliferation of funds is commonly cited as evidence that the industry is highly competitive. *See, e.g., The Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the House Comm. on Commerce*, 104th Cong. 62, 63 (1995) (statement of James Riepe, Managing Director, T. Rowe Price) ("With thousands of funds offered by hundreds of different advisors, the mutual fund industry has become very competitive. A fund with an excessive expense ratio will not be competitive and, therefore, will not attract meaningful assets if investors have alternatives."). Of course, there is another way to read the significance of the large number of market entrants: a gold rush to capitalize on extra-high margins. "There is no other marketing category with that amount of product proliferation. It defies the laws of nature, or at least the laws of marketing . . . ." Lou Rubin, *Financial Services: Feeling Isn't Mutual*, BRANDWEEK, Sept. 15, 1997, at 36, 36. The GAO Report made an oblique reference to this phenomenon:

However, in the specialized context of price competition, in all other respects, Mr. Fink's claim is substantially untrue.

2. Price Competition is Largely Nonexistent in the Fund Industry

The General Accounting Office Study examined price competition in the fund industry and concluded that "competition in the mutual fund industry is not generally price-based."[203] SEC regulation can be detailed and complex, but it has not generated any semblance of intra-industry competition on the part of equity fund advisors.[204] Stated differently, fund managers compete aggressively for new sales, but principally in ways designed to shelter high fee levels from price-cutting pressures. This state of affairs is nothing new. Fund advisors' refusal to compete with each other for advisory business has been the norm for decades.[205]

> A senior official at one mutual fund firm said in a speech that about 50 fund advisors actually attempt to compete across all types of funds. He asserted that in other industries, this number would be enough to produce fierce price competition, but he found price competition conspicuously absent among mutual fund advisors.

GAO REPORT, *supra* note 12, at 64-65 (citing John C. Bogle, Senior Chairman, The Vanguard Group, Remarks on Receiving the Special Achievement Award of the National Association of Personal Financial Advisors (June 4, 1999)).

203. GAO REPORT, *supra* note 12, at 96.

204. Price competition is more pronounced for money market funds and bond funds. This is not due to differences in regulation, which is the same for these funds and equity funds. Instead, it is due to the nature of the product. Money market funds and bond funds have lately featured lower returns, accentuating the impact of costs on investors' returns and exerting some competitive pressure on managers to keep costs down. *Id.* at 62-63. On the other hand, for stock funds there is little evidence that shareholders are able to buy better performance by paying higher fees. *See* Tufano & Sevick, *supra* note 34, at 347.

205. Consider the following colloquy between Congressman Moss and Robert Loeffler of IDS, which occurred in the course of the 1967 House Hearings dealing with mutual fund legislation:

> Mr. Moss: . . . Do they [fund directors] cover offers from other managers?
>
> Mr. Loeffler: They have had no occasion to do [so] sir.
>
> Mr. Moss: Can you cite me any instance in any fund where that has happened?
>
> Mr. Loeffler: . . . Generally speaking, sir, it does not happen, and I do not mean to contend, and would not suggest, that the unaffiliated directors of the funds . . . should sit down and say, "We can get a better deal from another management company. . . . Therefore we shift over here."
>
> Mr. Moss: They do not really know, do they, because they do not invite any competing offers– . . . .Or proposals?. . . .Do they entertain any proposals? Do you go out and submit proposals to other funds?
>
> Mr. Loeffler: To other funds?
>
> Mr. Moss: To undertake management activities for them?
>
> Mr. Loeffler: No, sir.
>
> Mr. Moss: You do not.
>
> Mr. Loeffler: We have never considered this.

Investment Company Act Amendments of 1967: Hearing on H.R. 9510, H.R. 9511 Before the Subcomm. of Commerce and Fin. of the Comm. on Interstate and Foreign Commerce, 90th Cong. 479 (1967).

In the course of the same House Hearings, another fund executive, Fred Alger, presented his view of fund economics:

)

656   *The Journal of Corporation Law*   [Spring

There is no proof that fee ranges within the fund industry, where arm's-length dealing is lacking, tend to be within hailing distance of the fee rates that the same advisory firms charge elsewhere when selling investment advisory services in the free market. In fact, the evidence shows the opposite.[206] Because, as *Gartenberg* and its progeny affirm, funds truly are prisoners; their captor-advisors have little incentive to invade other advisors' turfs, thereby inviting retaliatory price-cutting.

3. Government Regulation is Not "Stringent" When It Comes to Advisory Fee Levels

The SEC has a role to play in helping to drive competitive forces to bring fund advisory fees down, but so far it has been missing in action. The Commission could take an *amicus* position in advisory fee litigation, endorsing the relevance of comparative cost data, but it has not done so.[207] Nor has it demanded that advisors identify, quantify, and justify price disparities between the prices they charge the funds they manage versus advisory fees paid by other customers.[208] Nor has it demanded that fund sponsors explain publicly, and in detail, how they profit from their services on both fund-by-fund and complex-wide bases.[209] It has not even offered a specific reporting requirement demanding that funds report separately what they pay for advisory service, the better to foster comparative fee analyses by fund directors, shareholders, and industry observers.[210] The SEC's torpor in demanding detailed, specific accounting of fee charges is curious given the agency's professed interest in fostering a more competitive environment. Comparable data is crucial if that is to happen, something that both the

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Mr. Alger: We [fund advisors] view it [the fund share] as a product which we are just trying to—

Mr. Keith: Yes.

Mr. Alger: I mean, that is the way we view it.

Mr. Keith: The SEC does not think this is healthy.

Mr. Alger: Well, there is such tremendous competition. How can something be unhealthy which is so tremendously competitive?. ... I mean you can only describe it in competitive terms. ... I mean no one is making an awful lot of money. ... I mean management companies really are not very profitable. That is the fact of it.

Id. at 506-07. Alger's views on sponsors' profitablity may well have been accurate in 1967; they no longer are today.

206. *See supra* notes 85-107 and accompanying text.

207. Indeed, in *Meyer v. Oppenheimer Management Corp.*, 609 F. Supp. 380 (S.D.N.Y. 1984), *rev'd*, 764 F.2d 76, 80-81 (2d Cir. 1985), the SEC expressly refused the district court's invitation to weigh in with its views. In the course of the 1967 Senate Hearings into fund industry governance, Professor Paul Samuelson stated his conclusion "that in the past competition has not served to bring down management fees to a minimal competitive level," and he suggested that "the SEC should be required to help the courts as a friend of the court in deciding on what has constituted adequate performance and proper remuneration." *Mutual Fund Legislation of 1967: Hearing on S. 1659 Before the Senate Comm. on Banking and Currency*, 90th Cong. 354 (1967) (statement of Prof. Paul Samuelson).

208. Indeed, it has studiously avoided calling for frank, detailed disclosure of advisors' profitability in fund proxy statements. *See* Letter from Anthony A. Vertuno, *supra* note 181.

209. The SEC has considered and rejected adding a proxy disclosure requirement that shareholders be given an "adviser balance sheet." *Id.*

210. This oversight led to the SEC staff recently admitting that it could not directly analyze the cost of providing portfolio management services "because the data are unavailable." *See infra* note 234.

Wharton Report prepared for the SEC, and the Public Policy Report, written by the SEC, recognized when they focused on comparative fee structures. Those studies highlighted the disparity between advisory fee rates in the fund industry and elsewhere in the economy.[211]

The comparative cost disparities are large, and they have been deemed worthy of note by the SEC and the Wharton report authors, not to mention the experts who testify in fund fee litigation. This leads one to wonder why the SEC has not pressed for focus on fee rate differences via rule-making (not to mention the bully pulpit available to the SEC's leadership). Rather than aggressively pushing the fund industry in a direction calculated to force boards to confront noncompetitive fee levels, the SEC has been content to engage in rulemaking enshrining the status quo. Thus, a recently promulgated SEC rule, adopted after its well-publicized "roundtable" deliberation of current fund issues, mandates what is already a *de facto* standard by requiring nearly all fund boards and nominating committees to have a majority of independent directors.[212] As part of the same proposal, the SEC is requiring the independent directors to be represented by independent counsel.[213]

The rule will accomplish little. The board majority requirement is nothing but a warmed-over rehash of an SEC Investment Management Division proposal advanced eight years ago.[214] Worse, it is beside the point. Today, many, if not most, funds have a majority of directors who are supposed to be independent of the external advisor to keep fees and expenses in line.[215] In many cases, funds' independent directors already

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211. *See supra* text accompanying notes 87-94.

212. Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24816 (Jan. 2, 2001), 2001 WL 6738 (SEC). The use of independent counsel by the independent directors has flourished in recognition of the attention given the practice by the industry's real regulators, the federal judiciary. *See* Tannenbaum v. Zeller, 552 F.2d 402, 428 (2d Cir. 1977) (stating that it would have been preferable if the fund's independent directors received advice from independent counsel, rather than counsel who also represented the fund and the fund's advisor and distributor); Fogel v. Chestnutt, 533 F.2d 731, 750 (2d Cir. 1975) ("It would have been . . . better to have the investigation of recapture methods and their legal consequences performed by disinterested counsel furnished to the independent directors."); Schuyt v. Rowe Price Prime Reserve Fund, Inc., 663 F. Supp. 962, 965, 982, 986 (S.D.N.Y.), *aff'd*, 835 F.2d 45 (2d Cir. 1987) (noting that "[d]uring all relevant times, the independent directors . . . had their own counsel" who was an "important resource" and whose advice "the record indicates the directors made every effort to keep in mind as they deliberated"); Gartenberg v. Merill Lynch Asset Mgm't, Inc., 528 F. Supp. 1038, 1064 (S.D.N.Y. 1981), *aff'd*, 694 F.2d 923 (2d Cir. 1982) (noting that the "non-interested Trustees were represented by their own independent counsel . . . who acted to give them conscientious and competent advice"). The SEC proposal would not impose blanket requirements on all funds; however, most funds, those relying on any of the SEC's ten most commonly used exemptive rules, would be covered. *See Materials Submitted by the Division of Investment Management*, THE SEC SPEAKS IN 2000, at 13, 21 (2000).

213. *See infra* note 212 and accompanying text.

214. Protecting Investors Report, *supra* note 28, at 266-67.

215. INVESTMENT COMPANY INSTITUTE, REPORT OF THE ADVISORY GROUP ON BEST PRACTICES FOR FUND DIRECTORS 5 (June 1999) ("The vast majority of fund boards today consist of a majority of independent directors.") [hereinafter "ICI ADVISORY GROUP REPORT"]. In 1992, the SEC's staff proposed that the Commission require by regulation that a majority of fund directors be independent, and noted that this change would be minor because "many, if not most, major investment company complexes already have boards with independent majorities." SEC DIVISION OF INVESTMENT MANAGEMENT, PROTECTING INVESTORS: A HALF CENTURY OF INVESTMENT COMPANY ACT REGULATION 268 (1992). Six years ago, legislation was pending in Congress to require that a majority of fund directors be independent. One industry witness, speaking in favor of the legislation, noted that "Investment Company Institute data indicate that nearly all . . . funds . . . have a

populate funds' nominating committees.[216] All of the many funds with Rule 12b-1 plans already are required to have self-nominating independent directors.[217] The independent legal counsel requirement consists mainly of high-sounding rhetoric. It calls on the independent directors to assure themselves that a lawyer they hire has no ties to fund service providers that would be likely "to adversely affect the [lawyer's] professional judgment . . . in providing legal representation."[218] This requirement does not signal a breakthrough in the field of attorney-client relations—far from it. The rule changes nothing. Any lawyer whose exercise of professional judgment on behalf of fund directors would likely be adversely affected by ties to another client would have a disabling conflict of interest under well-understood legal ethics rules.[219]

Illustrating the deferential, laissez-faire approach taken in the SEC's management reform package is the fact that the fund industry itself has proposed a set of "best practices" for fund directors that go well beyond the SEC's new requirements.[220] And

majority of independent directors," with the result that "the proposed statutory revisions would be largely superfluous." *Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the House Comm. on Commerce,* 104th Cong. 75, 78 (1995) (statement of Paul G. Haaga, Jr., Senior Vice President and Director, Capital Research and Management Company). A study analyzing the makeup of fund boards for the industry's 50 largest fund sponsors found in 1992 that 71% of the seats on the sampled fund boards were held by independent directors, with the average independent director sitting on sixteen board seats within the sponsor's complex. Tufano, *supra* note 34, at 331-34. Interestingly, the study found that "funds whose boards have a larger fraction of independent directors tend to charge investors lower fees." *Id.* at 348. It also found "some evidence that funds whose independent directors are paid relatively larger directors' fees approve higher shareholder fees than those directors who are paid less." *Id.* at 353.

216. American Bar Association, *Fund Directors' Guidebook,* 52 BUS. LAW. 229, 247-48 (1996) (discussing the role of nominating committees). Testifying before Congress in 1995, the Director of the SEC's Division of Investment Management noted that the requirement that fund independent directors be nominated and selected by the other independent directors "is a type of arrangement that is used in many fund complexes today." *Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the Comm. on Commerce,* 104th Cong 30 (1995) (Statement of Barry P. Barbash, Director, SEC Division of Investment Management).

217. American Bar Association, *supra* note 216, at 254.

218. Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24816 (Jan. 2, 2001), 2001 WL 6738 (SEC).

219. *See, e.g.,* MODEL RULES OF PROF'L CONDUCT R. 1.7(b).

220. ICI ADVISORY GROUP REPORT, *supra* note 215. Among other things, the ICI group recommended that at least two-thirds of the directors of all investment companies be independent directors (the SEC requires merely a majority). The ICI Advisory Group also recommended that: "Former officers or directors of a fund's investment advisor, principal underwriter or certain of their affiliates not serve as independent directors of the fund." *Id.* at 23. "Independent directors be selected and nominated by the incumbent independent directors." *Id.* at 25. "Independent directors establish the appropriate compensation for serving on fund boards." *Id.* at 27. "Fund directors invest in funds on whose boards they serve." *Id.* at 28. "Independent directors have qualified investment company counsel who is independent from the investment advisor and the fund's other service providers; and that independent directors have express authority to consult with the fund's independent auditors or other experts, as appropriate, when faced with issues that they believe require special expertise." ICI ADVISORY GROUP REPORT, *supra* note 215, at 29. "Independent directors complete on an annual basis a questionnaire on business, financial and family relationships, if any, with the advisor, principal underwriter, other service providers and their affiliates." *Id.* at 32.

> Investment company boards establish Audit Committees composed entirely of independent directors; that the committee meet with the fund's independent auditors at least once a year outside the presence of management representatives; that the committee secure from the auditor

even the industry's "best practices" proposals have been attacked as simply calling for conduct that, for the most part, already is the industry norm.[221]

What is most significant about the SEC's latest rulemaking effort is what it does not attempt to accomplish. The SEC failed to demand that funds separately and specifically identify what the advisor charges for the most crucial of all fund services: investment advice. Nor has the SEC shown any interest in calling specifically for fund independent directors to inquire whether fund managers or their affiliates[222] sell advisory services to others and, if so, on what terms.

One of the fund directors' most important jobs is to see that the bills submitted for services furnished to fund shareholders are accurate and reflect fair pricing. For fund directors to properly exercise their oversight function, they need to know the prices comparable advisory services fetch in a free market and need to consider those prices in deciding the fairness of bills presented by the fund's advisor for equivalent services. Indeed, the *Gartenberg* test explicitly requires this comparison.[223] In a glaring oversight, the SEC has not specifically called for fund directors to make such a comparative analysis. However, in light of *Gartenberg*, they surely should.[224] By failing to require uniform reporting of crucial cost data and by refusing to demand that fund advisors make public sufficient financial data to enable interested observers to calculate the profitability of advisory contracts, the SEC has paved the way for judicial findings, as in *Schuyt*, that

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an annual representation of its independence from management; and that the committee have a written charter spelling out its duties and powers.

Id. at 33.

"Independent directors meet separately from management in connection with their consideration of the fund's advisory and underwriting contracts and otherwise as they deem appropriate." *Id.* at 35. "Independent directors designate one or more 'lead' independent directors." *Id.* at 36. "Fund boards obtain directors' and officers' errors and omissions insurance coverage and/or indemnification from the fund that is adequate to ensure the independence and effectiveness of independent directors." ICI ADVISORY REPORT, *supra* note 215, at 36. "Investment company boards of directors generally are organized either as a unitary board for all the funds in a complex or as cluster boards for groups of funds within a complex, rather than as separate boards for each individual fund." *Id.* at 38. "Fund boards adopt policies on retirement of directors." *Id.* at 40. "Fund directors evaluate periodically the board's effectiveness." *Id.* "New fund directors receive appropriate orientation and all fund directors keep abreast of industry and regulatory developments." *Id.* at iii-iv.

221. *See* Barker, *supra* note 10, at 122 (reporting on a study of the top 10 complexes, accounting for 46% of the industry's assets); *ISS Takes on ICI Over Best Practices Proposals*, FUND ACTION, July 12, 1999, at 1 ("The recommendations from the ICI Advisory Group on Best Practices for Fund Directors amounted to 'a good beginning, but certainly not enough,' said ISS Director of Proxy Voter Services, Richard Ferlauto. 'It was less than half a step even.'").

222. Used with the same meaning ascribed to it in Rule 405 under the Securities Act of 1933, 17 C.F.R. § 230.405 (1999): An "affiliate" of, or person "affiliated" with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

223. *Gartenburg*, 694 F.2d at 929-30; *see* Krinsk v. Fund Management, Inc., 875 F.2d 404, at 409 (1989) (citing *Gartenburg* for the proposition that comparative fee structures should be weighed by fund boards when determining whether the section 36(b) reasonableness standard has been met).

224. In fairness to the SEC, it is not alone in failing to demand, or even suggest, that fund directors investigate other advisory dealings by the advisor or its affiliates when approving advisory fee requests. The ABA-authored *Fund Directors' Guidebook*, *supra* note 216, likewise ignores other advisory activity, suggesting only that directors undertake "a comparative analysis of expense ratios of, and advisory fees paid by, similar funds." *Id.* at 249-50.

profitability information is immaterial as a matter of law. Fund directors unquestionably need and deserve detailed cost and profitability disclosure,[225] and so does the public. The SEC's failure explicitly to demand that they receive it is at odds with the Commission's professed concern over the fund industry's uniquely conflicted fiduciary duty landscape; the agency's inaction also runs counter to its endorsement of disclosure as a means of enhancing competition.[226] The absence of comparative cost and profitability data makes it virtually impossible for shareholders bringing section 36(b) suits to sustain the burden of proving that fees are excessive.[227]

Requiring public disclosure of such proprietary data can be justified on the ground that the industry's incestuous management structure deprives fund shareholders of the protection that a competitive market offers. Fund managers' resort to external management should carry with it the requirement that the service providers live with less privacy than is afforded those who earn their money through arm's-length transactions. The SEC's continued willingness to permit fund managers to conceal crucial advisory fee information and profitability data leaves investors, the news media, and inquiring agencies such as the GAO stymied. For their part, the courts have shown no interest in demanding disclosure that would further comparison shopping by investors.[228] A free market price offers more than a useful analogy. Outside prices qualify as "pertinent facts" under *Gartenberg's* mandate that when the fund's board makes its fair price determination, "*all* pertinent facts *must* be weighed."[229] Moreover, assuming approximately equal levels of service, significant price discrepancies are not just "pertinent facts," they are "material facts" under the securities laws and fiduciary duty concepts[230] that need to be very carefully evaluated by the fund's directors. After all, any

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225. For an essay emphasizing the tie-in between corporate governance and financial disclosure, see Louis Lowenstein, *Financial Transparency and Corporate Governance: You Manage What You Measure*, 96 COLUM. L. REV. 1335 (1996).

226. SEC Chairman Arthur Levitt testified before Congress in 1998 that:

> Historically, Congress and the Commission have taken a three-pronged approach to investor protection. First, reduce conflicts of interest that could result in excessive charges. Second, require that mutual fund fees be fully disclosed so that investors can make informed decisions. And third, let market competition, not government intervention, answer the question of whether any mutual fund's fees are too high or low. The Commission remains vigilant on behalf of investors in its oversight of mutual fund fees and expenses.

Improving Price Competition, *supra* note 40 (statement of Arthur Levitt, Chairman, U.S. Securities and Exchange Commission), *available at* http://www.sec.gov/news/testimony/testarchive/1998/tsty1398.htm. Action by the Commission to mandate disclosure allowing calculation of advisory profits would address each of the three prongs mentioned by Chairman Levitt.

227. This data is essential to evaluate whether fees are excessive under *Gartenburg*, which takes into account the profitability of the fund to the advisor-manager, economies of scale, and comparative fee structures. *Gartenberg*, 694 F.2d 929-30.

228. *See In re* Donald J. Trump Casino Sec. Litig., 793 F. Supp. 543, 559 (D.N.J. 1992) ("[T]here [is no] legal obligation for management to compare itself, unfavorably or otherwise, to industry competitors. Comparison shopping is the responsibility of the reasonable investor.").

229. *Gartenberg*, 694 F.2d at 929 (emphasis added).

230. A fact is material if "there is a substantial likelihood that a reasonable shareholder would consider it important" in making an investment decision. TSC Indus., Inc. v. Northway, Inc., 426 U.S. 438, 449 (1976). The Court explained in *TSC* that to fulfill the materiality requirements "there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having

reduction in advisory fees directly enhances fund shareholders' returns.[231] Fund shareholders should no more overpay for advisory services than for the securities that are purchased and held in their funds' portfolios.

If fund shareholders are to see the advent of competitive pressure on advisory fees, the SEC needs to demand expressly that fund directors accumulate and weigh comparative prices used by the fund's advisor (or its affiliates) to bill for advisory services. *Gartenberg* calls for such study, for it is read to demand that the "profitability of the fund to the advisor"[232] be studied in order that the price for advice paid by the fund to its advisory be equivalent to "the product of arm's-length bargaining."[233] The Commission should require such scrutiny by fund directors, but it should also go further. It should use its rule-making authority to declare that a presumption exists that fund shareholders deserve "most favored nations" treatment over advisory fees charged by their advisors. The "most favored nations" concept is both simple and powerful. Fund shareholders should pay a price for investment advice that is no higher than that charged by the fund's advisor and its affiliated entities when billing for like services rendered to other customers, such as pension funds, endowment funds, "private counsel accounts," or other advisory service users.

Financial advisors are not philanthropists. The prices they charge funds and other consumers of advisory services necessarily have an embedded profit element. An understanding by fund independent directors of the prices charged for advisory services by their fund's advisor to its other customers cannot help but strengthen the independent directors' bargaining position. But there is more to comparison shopping than price. Differences in services rendered, to the extent they exist, need to be identified and quantified in dollars and cents terms by the fund's advisor for the independent directors' benefit. The data will furnish fund independent directors and their counsel with a way to verify the profitability claims supplied by the advisor.

In sum, the SEC's latest rulemaking effort is long on form and noticeably short on substance calculated to improve the lot of fund shareholders. In the unique context of the contemporary mutual fund industry, the SEC's time would be better spent writing rules spelling out what is meant by the term "investment advisory fee," and requiring that it be reported throughout the fund industry on a consistent basis, than preaching to fund directors about the meaning of, and need for, "independent legal counsel."[234] It is time

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significantly altered the 'total mix' of information made available." *Id. See also* 17 C.F.R. § 230.405 (1999) (definition of materiality paralleling that enunciated in *TSC Industries*). For a state law fiduciary duty case arising in the fund setting using the same materiality test, see O'Malley v. Boris, 742 A.2d 845, 850 (Del. 1999).

231. *See, e.g.,* GAO REPORT, *supra* note 12, at 28 (noting that "[v]arious studies have also documented the impact of fees on investors' returns by finding that funds with lower fees tended to be among the better performing funds.").

232. *Krinsk,* 875 F.2d at 409.

233. *Gartenburg,* 694 F.2d at 929.

234. The SEC's staff made clear in its Report on Mutual Fund Fees and Expenses that "although expense ratios are important, it can be misleading to focus on one number without identifying key factors that influence that number." REPORT ON MUTUAL FUND FEES, *supra* note 5. A key component of expense ratios for actively managed funds is the investment advisory fee, reflecting the price charged for investment advice rendered to the fund. Yet the SEC has prescribed no uniform reporting requirement for that key item, a shortcoming reflected in the staff's report on fees and expenses. The report presents the staff's finding that it was unable to analyze

The Journal of Corporation Law   [Spring

for the SEC to start discharging the leadership obligation Congress gave it when the Investment Company Act of 1940 was enacted. Obviously, little support exists for the ICI's claim that "stringent government regulation" is a major force driving the industry's competitive engine. As is discussed in the next section, the SEC has the ability to wield its regulatory power to spur price competition by improving the quality of fund fee disclosure.

4. The Fund Industry Lacks, Above All, "Clear Disclosure"

When defending the fund industry, the ICI's Matthew Fink presented "clear disclosure" as a hallmark of the fund industry's "near textbook example of a competitive market structure."[235] The "clear disclosure" claim does not hold up. The GAO went looking for such "clear disclosure" and manifestly did not find it.[236] The GAO is not alone in voicing concern over the quality of fund industry disclosure. The Chairman of a House committee considering fund legislation in 1995 offered this appraisal: "[m]utual fund shareholders are beset by a confusing array of fees. Investment advisory fees, service fees, distribution fees, all of these fees can make it very difficult for investors to compare one fund against another."[237] A fund shareholder who today seeks "clear disclosure" about the advisor's bill for portfolio management, its advisor's profitability, or its demonstrated willingness to perform comparable services for significantly lower prices will not find this information available for inspection at the SEC, at any other government agency, or at fund headquarters. No such disclosures are required in fund prospectuses, though they should be.

A 1995 study commissioned by the SEC and the Office of the Comptroller of the Currency found that fund prospectuses were the single most widely used information resource consulted by investors.[238] Unfortunately, those same widely used fund prospectuses have been criticized for tending to "obscure rather than illuminate what a fund is doing."[239] In truth, a great many fund shareholders are ignorant of major insights into the product they own, and key facts are not disclosed.[240]

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directly the cost of providing portfolio management services because "the data are unavailable." The report used management fees as a proxy for the missing advisory fee data, a substitution the staff admitted was far from perfect since management fees "often pay for other services as well." *Id.*

235. *See Improving Price Competition, supra* note 40, at 79 (statement of Matthew P. Fink, President, Investment Company Institute).

236. For example, the GAO found its analysis of overall industry profitability stymied due to "the unavailability of comprehensive financial and cost information." GAO Report, *supra* note 12, at 6.

237. *Investment Company Act Amendments of 1995: Hearing on H.R. 1495 Before the Subcomm. on Telecomm. and Finance of the Comm. on Commerce,* 104th Cong. 2 (1995) (statement of Hon. Jack Fields, Chairman of Subcomm. on Telecomm. and Finance). Another industry observer has concluded, "Investors have a hard time determining what they are paying and an even more difficult time determining what they are getting. Some fees are hidden and many fees are charged in a complicated fashion." *Improving Price Competition, supra* note 40, at 50 (statement of Charles Trzcinka, Professor of Finance, State University of New York at Buffalo).

238. Robert A. Robertson, *In Search of the Perfect Mutual Fund Prospectus,* 54 BUS. LAW. 461, 472 (1999).

239. *Id.* at 475 ("While mutual fund companies are catering directly to bakers and sales clerks, mutual fund prospectuses appear intelligible to only bankers and securities lawyers.").

240. Professor Charles Trzcinka testified as follows before Congress in the course of the same hearings in which Mr. Fink made his "clear disclosure" claim:

The news media has not provided a notable counterbalance to the conflict of interest exploited by most fund advisors. Despite a number of articles in the news media illuminating some of the fund industry's shortcomings prejudicial to shareholders,[241] for the most part, the industry has escaped careful, searching, sophisticated scrutiny of its pricing practices by journalists, as well as the SEC and the GAO. Perhaps news analysts are daunted by the density and complexity of fund financial disclosures. If so, they are not alone.

The SEC shows no signs of facing up to the fact that the industry it regulates features confusing, incomplete, and inadequate fee disclosure. Instead, like the ICI, the SEC professes that the opposite is true. The Division of Investment Management's recently-promulgated *Report on Mutual Fund Fees and Expenses* offers this self-congratulatory assessment: "Through the Commission's disclosure efforts, mutual fund fee information is readily available to investors in an understandable, easy-to-use format in the new mutual fund prospectuses."[242] A disinterested observer is left to wonder how fee information can be understandable and easy to use when some funds mix

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> The theme of my work is simple. Investors have a hard time determining how much they are paying and an even more difficult time determining what they are getting. Some fees are hidden and many fees are charged in a complicated fashion. At best, the total fee can be estimated from the disclosure of most funds but if an investor decides to estimate fees, it is very difficult to compare portfolios of risky securities. There are limitations in applying all measures of risk and there is a lack of uniformity in their application.

Improving Price Competition, supra note 40, at 50.

Professor Trzcinka's findings are as follows:

> Total expenses paid by investors have not fallen over the past decade and probably have risen.
>
> There is no relationship between the level of expense ratios and risk-adjusted performance except that large expense ratios substantially reduce performance.
>
> There is no evidence that managed mutual funds have performed better than funds that simply try to match an index or a combination of indices.
>
> There is little evidence of persistence of good performance, there is stronger evidence of persistence of poor performance.
>
> Good performance is rewarded by investors, poor performance is ignored except when the poor performance is extreme.
>
> Information available to investors on mutual fund portfolio management is poor.

Id.

Many of Professor Trzcinka's views were echoed at the hearings by witness Harold Evensky, a certified financial planner who complained:

> [I]n the aggregate the fund industry is ethical and professional, however there are numerous problems. Most seem to be related to the industry's shift from a focus on trusteeship to a focus on asset gathering and distribution. More specifically, these problems include a misperception of the role of the fund vis-à-vis the investor, inadequate supervision by the funds' independent trustees, poor disclosure, inadequate communications and a long bull market. The combination of these factors results in poorly informed investors making bad decisions about investing in funds that often do not deliver the benefits reasonably expected of competition and economies of scale.

Improving Price Competition, supra note 40, at 62 (statement of Harold Evensky).

241. *See supra* note 10.

242. REPORT ON MUTUAL FUND FEES, *supra* note 5.

administrative and advisory fees together, making it nearly impossible to break out advisory fees for comparison purposes. One may also wonder how fund directors can compare fee levels without knowing exactly what services the payments are buying.

Evidencing the lack of clarity in fund industry cost disclosures is an easily overlooked finding by the court in *Krinsk*: the fund's independent directors themselves were unable to explain what was covered by the separate advisory and administrative fees they approved. One of them testified that the administrative fees and advisory fees offset the costs of the program as a whole and "if you can tell me exactly what is paying for what, you're a better man than I."[243] Another explained that looking at a component of the overall CMA fee structure "as though it were a stand-alone piece, was trying to unscramble an omelet."[244] These comments are telling. They come from paid directors, presumably represented by competent counsel, and were delivered as testimony made under oath in multi-million dollar fund fee litigation. The specter of testifying fund directors confessing ignorance about fees they have approved confirms that "clear disclosure" in the fund industry simply is a laudable goal, not a reality.

The SEC staff claims in its fees and expenses report that its regulatory scheme generates for fund shareholders "mutual fund fee information in an understandable, easy-to-use format."[245] This portrayal of the 1940 Act disclosure scheme as a consumer protection paradigm collides with the staff report's later admission that it was unable to "analyze directly the cost of providing portfolio management services to a mutual fund in order to determine whether economies exist (because the data are unavailable)."[246] If the federal government, after 60 years of regulatory experience, is unable to determine directly whether economies exist in the provision of portfolio management services, how can fund shareholders or directors have any confidence in their own calculations?

The *Gartenberg* reasonableness factors demand that fund directors bargain effectively with service providers at arm's-length over "the nature and quality of the services" provided.[247] The test further requires that fund directors make determinations as to "economies of scale" and "comparative fee structures."[248] The SEC has failed to require that clear, useful data be generated on an industry-wide basis to assist fund directors in making the crucial comparisons. A fund director, as in *Krinsk*, who is clueless about what different fund services cost his or her fund, or comparable funds, obviously cannot bargain effectively on behalf of the fund. Given the broad array of services purchased with fund assets,[249] and the fact that different fees buy different

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243. *Krinsk*, 715 F.Supp. at 481 (internal citations omitted).

244. *Id.*

245. REPORT ON MUTUAL FUND FEES, *supra* note 5.

246. *Id.*

247. *Krinsk*, 875 F.2d at 409.

248. *Id.*

249.

> Total fund expenses generally include investment advisory services, administration and operations, shareholder account maintenance, marketing and distribution, custodian's fee, auditing fee, state taxes, shareholders' reports, annual meetings and proxy costs and directors' fees and expenses.

Mary Joan Hoene, *Fund Distribution: Proposed Elimination of Section 22(d); Market Tailored Fund Structures*, *in* INVESTMENT COMPANIES 1992, at 87, 107 n.4 (PLI Corp. Law & Practice Course, Handbook

services depending on the fund's fee structure,[250] it is no wonder that there is confusion over fund fees in fund boardrooms. The question is how fund directors possibly can serve their watchdog function if they are not presented with clear, understandable, pertinent information. If fund directors are unable to comprehend or explain fund fees, it stands to reason that investors, too, lack high quality disclosure about fund expenses.

In truth, one of the chief causes of the fund industry's perceived lack of price competition is investor ignorance. A joint study of fund shareholders conducted several years ago by the Office of the Comptroller of the Currency and the SEC determined that fewer than one in five of the respondents could give an estimate of expenses for the largest fund they held.[251] Nearly one-fifth of the respondents believed that funds with higher fees produced better results; more than three-fifths believed funds with higher expenses produced average results; and fewer than one in six believed higher expenses led to lower than average returns.[252] This depiction of investor naivete is consistent with other survey results.[253] Sixty years of SEC fund industry regulation has created a $7 trillion colossus of an industry with expense structures and terminology overlaps that bewilder many shareholders and at least some fund directors. The SEC's web site carries the motto: "We are the investor's advocate."[254] It is thus peculiar to find that, after six decades of close dealings between the fund industry and the SEC,[255] fund shareholders are confronted with a disclosure system that, according to a memorandum from the SEC's Division of Investment Management to the SEC's Chairman, causes investors to

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Series No. B4 7015) (quoting a memorandum from SEC Division of Investment Management to Chairman Breeden, Apr. 9, 1992).

250. *Id.* at 107 n.3 (noting that the fund's advisory fee pays for "portfolio management but, under some contracts, they may also pay for ancillary administrative, shareholder accounting, and transfer agency services.").

251. GORDON J. ALEXANDER, ET AL., MUTUAL FUND SHAREHOLDERS: CHARACTERISTICS, INVESTMENT KNOWLEDGE, AND SOURCES OF INFORMATION (June 26, 1996), *available at* 1996 WL 10828970.

252. *Id.*

253. *See, e.g.,* Ellen Schultz, *Blizzard of Retirement-Plan Offerings Eases Drought in Mutual-Fund Choices,* WALL. ST. J., Dec. 21, 1995, at C1, C25 (reporting on survey of retirement-plan participants by a division of John Hancock Mutual Life Insurance Co., reflecting that more than a third of respondents believed it was impossible to lose money in a bond fund, while an additional 10% were unsure, 12% of the respondents also believed it was impossible to lose money in a stock fund or answered that they were unsure).

254. *SEC, U.S. Securities and Exchange Commission, at* http://www.sec.gov/ (last visited Jan. 24, 2001).

255. Longo, *supra* note 10, at 1. "The attention paid to the issue [of rising fund fees] by the Subcommittee on Finance and Hazardous Materials has the Securities and Exchange Commission and the mutual fund industry falling all over themselves to defend and justify not only rising fund fees, but the fund industry itself." *Id.*

666   *The Journal of Corporation Law*   [Spring

have "difficulty in evaluating overall costs and services."[256] This lack of market transparency necessarily inhibits price competition.[257]

The SEC talks a good game, but it is not blameless for the fund industry's lack of pricing transparency. Recently, upon the SEC's consideration of Regulation FD, SEC Chairman Levitt observed: "High quality and timely information is the lifeblood of strong, vibrant markets. It is at the very core of investor confidence."[258] The market for fund advisory services is neither strong nor vibrant, if, indeed, it can be said to exist at all. As for fund shareholders, Chairman Levitt has admonished that "[i]nvestors need to scrutinize a fund's fees and expenses."[259] Scrutinizing, however, is difficult when individualized data is missing and when fund shareholders lack access to information about the profitability of their fund's advisory fee to the advisor.

The SEC's response to the GAO Report's criticism of disclosure practices in the fund industry was decidedly cool and defensive.[260] Though it holds the whip hand over the funds it regulates, the SEC's tendency is to cast blame on investors when speaking about cost data problems affecting the fund industry. The SEC's chief economist has announced: "[i]t appears that shareholders don't have a clue as to how important expenses are."[261] According to the Division of Investment Management's Director: "We know the information is out there. We need to get investors to look at it."[262] The SEC

256.

> Another barrier to greater price competition is the fund industry's complex fee structures. In addition to advisory fees, funds assess distribution charges through front-end or contingent deferred sales loads and through rule 12b-1 fees; some funds also charge certain types of administrative fees. The investor's difficulty in evaluating overall costs and services inhibits price competition.

Id. at 108 (quoting a Memorandum from the Division of Investment Management to SEC Chairman Breeden, Re: Chairman Dingell's Inquiry Concerning Mutual Fund Fees). The staff's observation that the fund industry's "complex fee structures" breed investor confusion obviously fails to conform with the ICI's contention that "clear disclosure" is a fund industry norm, and a force driving vigorous competition. *Id.*

257. Hoene, *supra* note 249, at 108.

258. Arthur Levitt, *Opening Statement of Chairman Arthur Levitt at the Open Meeting on Regulation Fair Disclosure* (Aug. 10, 2000), *at* http://www.sec.gov/extra/seldisal.htm (last modified Aug. 10, 2000).

259. Arthur Levitt, *Remarks at Mutual Fund Directors Education Council Conference* (Feb. 17, 2000), http://www.sec.gov/news/speeches/spch346.htm (last modified Feb. 18, 2000). Levitt explained: "On an investment held for 20 years, a 1% annual fee will reduce the ending account balance by 18%." *Id.*

260. *See* Letter from Paul F. Roye to Thomas J. McCool (May 10, 2000), *reprinted in* GAO REPORT, *supra* note 12, at 102-09.

261. Simon, *supra* note 10 at 130 (quoting Susan Woodward).

262. Rachel Witmer, *SEC Wants Mutual Funds Voluntarily to Disclose Risk, Fee Data, Barbash Confirms,* 30 SEC. REG. & L. REP. (BNA) 1006-07 (Jul. 3, 1998). The SEC's Chairman, Arthur Levitt, lamented to Congress, "I continue to be struck by the lack of investor knowledge of fund fees and expenses. The typical investor simply is not using the wealth of available fee information in considering mutual funds." *Improving Price Competition, supra* note 40, at 37 (statement of Arthur Levitt, Chairman, U.S. Securities and Exchange Commission), *available at* http://www.sec.gov/news/testimony/testarchive/1998/tsty1398.htm. If the Commission demanded that advisors publish cost information showing advisory office profitability, the information would undoubtedly have a profound impact on competition, whether individual investors studied it or not. Such information could be used by directors in negotiating fee concessions, by the media in assessing the quality of board oversight, and by plaintiffs' lawyers in holding boards accountable under section 36(b). As it is, investors, the media, litigants, and even inquiring agencies such as the GAO are left to operate in the dark. This serves the interests of fund advisors, but not the interests of the fund investors the SEC was created to protect.

Investment Management Division's director has admitted that an investor "may do more comparison shopping for her VCR than for her mutual funds."[263]

Turning to the lack of price competition within the fund industry, the same official proceeded to explain that funds themselves choose not to compete on the basis of price comparisons because of "fear of liability."[264] These representations by workers for the SEC, "the investor's advocate," raise several questions. First, if the "information is out there," why could not the GAO find it? And the GAO is not the only government agency to come up empty-handed when searching for cost data. The SEC staff itself was unable to determine directly whether there are economies of scale in the provision of fund advisory services "because the data are unavailable."[265]

The SEC's chronic refusal to mandate that fund sponsors break out clearly, on a uniform basis, different types of expenses, abets the lack of price competition in the fund industry. The same is true of courts' refusal to validate comparative cost disclosure in suits challenging excessive advisory fees. The GAO study found that advisory fee profitability data is nowhere to be seen by investors or even government investigators.[266] In truth, as the GAO Report on price competition in the fund industry shows, mutual funds generally do not choose to compete directly and aggressively on the basis of price. A recent letter from the SEC's Chief Economist to an industry executive responded this way to the executive's call for a detailed SEC-led "revenue/cost/profit study" of fund-sponsored finances by stating: "I know I'd be interested, but I don't think the industry would oblige us."[267] This sort of outlook coming from the SEC's top echelon, raises the question: Who is in charge of whom? If the SEC cannot wrest important data from fund advisors, who can? Those who control the fund industry eschew price competition for two main reasons. First, by not competing based on price, fund advisory firms can earn higher profits. Second, those in control know they can get away with it.

---

263. Barry P. Barbash, Mutual Fund Consolidation and Globalization: Challenges for the Future, Remarks at the Mutual Funds and Investment Management Conference (March 23, 1998), *available at* http://www.sec.gov/news/speech/speecharchive/1998/spch208.htm. The SEC Division Director's analogy is worth inspecting. VCR's are made by companies driven to be the low-cost providers, the better to earn profits for the selling company's owners, *i.e.*, its shareholders. In the VCR industry, conflicts of interest between the manufacturer's managers and its shareholders are not a way of life. Indeed, it is acknowledged that, over the years "makers of VHS VCR's have competed vigorously, lowering prices and improving product quality." Carole E. Handler and Julian Brew, *The Application of Antitrust Rules to Standards in the Information Industries—Anomaly or Necessity?*, THE COMPUTER LAW., Nov. 1997, at 1, 6. In the fund industry, where price competition is less bare-knuckled, money managers still routinely enjoy returns on equity for their advisory firms exceeding 25%. Oppel, *supra* note 77, at 11.

264. Witmer, *supra* note 262, at 1006-07. Division Director Barry Barbash explained that: "In short, any comparison to a competitior's fund that a fund company might make in an ad could be claimed by its competitor to be unfair, as funds provide varying levels of services and use varying means to calculate costs." *Id.*

265. REPORT ON MUTUAL FUND FEES, *supra* note 5.

266. The GAO's detailed study of fund costs was inhibited because the researchers were "unable to determine the extent to which mutual fund advisors experienced . . . economies of scale because information on the costs and profitability of most fund advisors was not generally publicly available." GAO REPORT, *supra* note 12, at 33.

267. Letter from Erik Sirri, Chief Economist, SEC, to John C. Bogle, Chairman, The Vanguard Group 2 (March 23, 1999).

V. PROPOSALS FOR CHANGE

Six decades after the enactment of the Investment Company Act of 1940, the fund industry finds itself with no effective check on managerial over-reaching; the SEC and the courts have let the advisors get away with charging extra-competitive prices. Contributing to the lack of competition over fund advisory fees is a shortage of quality disclosures crafted to enable investors to ferret out unfair pricing. Two reform proposals have recently been put forth. Industry critic Bogle has branded cost disclosure within the industry as "wholly inadequate," while calling for:

> [e]ach fund manager to report, for the fund complex, and for each individual fund within the complex: (a) its advisory fees, service fees, distribution charges, sales commissions, other fund expenses, and total revenues; (b) its total expenses, separating out those for investment management and research from those for advertising, sales and marketing, administration and investor services, etc.; and (c) its profits, before and after taxes.[268]

The GAO likewise judged disclosure deficient, calling for an individualized approach to disclosure in contrast with Bogle's broad coverage. The GAO recommended that funds, in essence, present investors each quarter with itemized statements showing not just account holdings and activities but also an itemized statement of the expenses paid by the shareholder over the period.[269] The GAO found the fund industry's failure to account to fund shareholders for the costs incurred in their accounts to be counter to the norm in the financial services industry.[270]

The GAO's plan is aimed at driving home to individual shareholders the size of the bill each individual fund investor pays for fund services. The GAO's approach addresses a disclosure problem revealed by case law under section 36(b), namely, that investors seem to be indifferent to fee levels because of fee levels' seeming insignificance to individual investors.[271] The agency's narrow, individualized approach aims to accomplish two goals: to encourage investors to evaluate more accurately the quality of services for which they pay fees and to encourage service providers to emphasize price in

268. John C. Bogle, Investment Management: Business or Profession and What Role Does the Law Play?, Remarks at the New York University Center for Law and Business 9 (Mar. 10, 1999) (transcript on file with the Journal of Corporation Law).

269. GAO REPORT, *supra* note 12, at 1, 7-8. The GAO also recommended as an alternative, disclosures allowing investors to estimate fee charges for their accounts. *Id.* at 14.

270. GAO REPORT, *supra* note 12, at 13:

> After they have invested, fund shareholders are not provided the specific dollar cost of the mutual fund investments they have made. For example, mutual fund investors generally receive quarterly statements detailing their mutual fund accounts. These statements usually indicate the beginning and ending number of shares and the total dollar value of shares in each mutual fund owned. They do not show the dollar amount of operating expense fees that were deducted from the value of these shares during the previous quarter. This contrasts with most other financial products or services, such as bank accounts or brokerage services, for which customer fees are generally disclosed in specific dollar amounts.

271. *See Schuyt*, 663 F. Supp. at 973, 974 (quoting twice with approval from *Gartenberg*, 694 F.2d at 929, the proposition that a key reason why "fund competition for shareholder business does not lead to similar competition between advisors for fund business is the relative insignificance of the advisor's fee to each shareholder").

their sales efforts.[272] Two years ago, the Director of the SEC's Investment Management Division announced that both he and SEC Chairman Arthur Levitt believed that personalized disclosure for fund investors is a good idea, one that may work better.[273]

In its *Report on Mutual Fund Fees and Expenses*, the SEC's Division of Investment management endorsed a form of dollar disclosure along the lines advocated by the GAO. The staff's plan would "require fund shareholder reports to include a table that shows the cost in dollars associated with an investment of a standardized amount (*e.g.*, $10,000) that earned the fund's actual return for the period and incurred the fund's actual expenses for the period."[274] The staff's endorsement is a step in the right direction. It will be interesting now to see what action, if any, the Commission itself is willing to take in order to bring some form of the GAO's proposal to fruition.

In contrast to the GAO's proposed individualization of cost data, Bogle's industry-wide, big-picture approach travels under a headline taken from Watergate-era advice: "[F]ollow the money."[275] This suggestion has merit. By forcing funds and sponsors to identify and itemize costs and profits according to an SEC-required format, the Bogle proposal would open the fund industry and its practices to a level of scrutiny and study never before possible. Bogle's door-opening approach will well serve the interests of sophisticated investors, with a foreseeable trickle-down effect to less sophisticated fund buyers once the data generated is reviewed and analyzed by the media and academics. The chief problem with it is that it does not go far enough.

First, to facilitate comparative cost disclosures, the SEC needs to require financial reporting on a standardized basis so that categories of expense are comparable on an industry-wide basis. Currently, some funds blend administrative costs into the advisory fee. This bundling frustrates cost comparisons and detailed analysis (most prominently by the SEC staff itself), and it needs to be stopped. Secondly, and more importantly, the time has come for fund advisors to come clean about their extracurricular dealings, specifically their advisory fee arrangements with non-fund clients. In the highly regulated, highly conflict-of-interest-ridden world of the fund industry, it is time to require the advisor-fiduciaries to detail in writing to the SEC and to fund directors what material extra-fund advisory services they render, what they charge, and what they earn off of those services. To the extent that the prices charged non-fund customers are lower than those charged to the advisor's captive funds, the fund's advisor-fiduciary should be required to explain why it cannot render advisory services to the captive funds for prices equivalent to the prices for which it sells its portfolio management services to pension funds and other clients in the free market. Why should costs be higher when paid by the beneficiary of a fiduciary relationship than they are when the payor is a stranger dealing at arm's-length?

The principle advocated here is simple. Fund shareholders have a right not to be over-charged. They have a right to fair treatment, and this translates into "most favored nations" pricing for comparable advisory services. The SEC owes it to fund investors to see that this highly relevant data is made public so that those interested in fund

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272. GAO REPORT, *supra* note 12, at 17.
273. Witmer, *supra* note 262, at 1006-07.
274. REPORT ON MUTUAL FUND FEES, *supra* note 5.
275. Bogle, *supra* note 268, at 8.

fiduciaries' behavior can know and understand what fees are charged, of whom, and why. It is in the public interest for fund advisors' behavior to be explained and their justifications collected so that they may be carefully reviewed and analyzed by fund independent directors, government agencies, the media, and academics. Standardization will facilitate comparisons which will in turn spur price competition.

As it is, fund advisors are feasting on a complex, poorly disclosed fee structure that is out of kilter with free market price levels and has been for decades. There is a perception that some fund advisors supposedly cite their below-industry standard fee levels as a justification for fee hikes, with fees thus ratcheting upward leapfrog-style.[276] The ICI, funded with money diverted from fund shareholders, is the one entity aside from the SEC that is equipped to spotlight excessive fee levels that are injurious to shareholders. It has shown no zeal for promoting the interests of fund shareholders at the expense of fund sponsors.[277] Rather than call attention to the obvious evidence that economies of scale for advisory services are not being shared with fund shareholders, the ICI instead has published studies calculated to defend the status quo while masking reality.[278] The ICI's bundling of advisory fees with other operating costs in its effort to prove fund managers' case that fund shareholders are benefitting from economies of scale bespeaks an agenda antagonistic to shareholders' own financial interests. Meanwhile, the SEC either sits mute, offers innocuous proposals calculated not to roil the water, or blames fund shareholders for their inability to make sense out of the current, inadequate disclosure regime fostered by the SEC itself.

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276. The GAO Report notes:

Critics have also indicated that the legal standards applicable to directors' oversight of fees are flawed. One factor that directors consider is how their fund's fee compares to those charged by other similar funds. However, a private money manager stated that directors have no basis, therefore, for seeking a lower fee if their fund is charging fees similar to those of other funds. An industry analyst indicated that basing a fund's fees on those charged by similar funds results in fees being higher than necessary. He stated that although it is a safe way to set fees, in light of the *Gartenberg* standards, such practices do not contribute to lower fees.

GAO REPORT, *supra* note 12, at 94; *see also* Bogle, *supra* note 18, at 327-28 (reporting an instance in which, following a successful effort to have fund shareholders raise the advisory fee because, among other things, its rates were "below average," the advisor promptly sold itself for "a cool $1 billion"). The problem, in other words, is that so long as fund fees levels are viewed in isolation, as *Gartenberg* has been read (incorrectly) to suggest they should be, high fee levels are apt to lead to still higher fees. Half of the service suppliers at any point in time will be working for below-average compensation. The cellar dwellers are thus able to argue they need a raise, particularly in view of the allegedly ferociously competitive market for fund advisory talent. *See* Wyatt, *supra* note 10, § 3, at 1 ("We have to make sure that the fees the funds are paying are competitive enough to keep the players in the game," said Stephen K. West, a lawyer at the New York firm of Sullivan & Cromwell, who serves as an independent director of the Pioneer and Winthrop Focus funds. "The competition for managerial talent is enormous, which has caused the cost of running the business to explode."). Evidently, the market for pension fund advisory help has not caught fire to the same extent as the fund management market.

277. According to one industry observer, "[t]he ICI is by fund companies, for fund companies, and their incentive, their compensation—everything is to favor fund management." Braham, *supra* note 113, at 94 (quoting Don Phillips, CEO of Morningstar, Inc.). As of July 2000, 39 of 45 ICI board members worked for fund advisors. *Id.*

278. A digest of John Bogle's critique of one industry study is set forth *supra* note 78. For the authors' critical analysis of the ICI's economies of scale study, see *supra* notes 70-86 and accompanying text.

VI. CONCLUSION

The Investment Company Act of 1940 declares that "the national public interest and the interest of investors is adversely affected ... when investment companies are organized, operated, or managed ... in the interest of investment advisors" and not in the interest of fund shareholders."[279] In the course of the 1967 House hearings dealing with fund legislation, respected jurist Henry Friendly was asked: "Do you feel that the usual pattern of stockholder protection exists in this industry as in other industries?"[280] His answer: "I don't think it exists in this industry."[281] More ominous yet was Nobel Laureate Paul Samuelson's warning made in the course of Senate hearings also held in 1967:

> [S]elf-regulation by an industry tends usually to be self-serving and often inefficient. There is a danger that government commissions, set up ... originally to regulate an industry, will in fact end up as a tool of that industry, becoming more concerned to protect it from competition than to protect the customer from the absence of competition. ... The SEC must itself be under constant Congressional scrutiny lest it lessen rather than increase the protection the consumer receives from vigorous competition.[282]

When it comes to fund advisors having their way, little has changed since 1967 or, for that matter, 1940. The first comprehensive study of the fund industry following enactment of the Investment Company Act, established that "the advisory fee rates ... charged other clients [by mutual fund investment advisors] are significantly lower than those paid by open-end [mutual fund] companies."[283] Those conclusions, presented nearly forty years ago, are still accurate. The data presented in this Article shows that the phenomenon of materially unequal compensation still holds true. That this aberration exists in the most regulated of all corners of the securities business demonstrates powerfully the consequences of watered-down fiduciary standards, weak, misguided regulation, Congressional indifference, and either poor advocacy on the part of investors' lawyers or excessive judicial deference to fund managers' contentions.

Courts that read *Gartenberg* to bar use of comparative fee structures in advisory fee litigation have deprived complaining shareholders of one of their strongest weapons. This misapplication of *Gartenberg* has likely contributed to an unsavory game of financial leap-frog, making it possible for fund advisors to point to fee schedules lagging behind their peer funds to justify fee hikes. On the other hand, *Gartenberg*'s grip on future case outcomes predictably will be weakest for the segment of the fund industry studied most closely in this article: actively managed equity funds. Nearly all of the fully litigated cases have involved money market funds, which are a different breed of investment

279. Investment Company Act of 1940 § 1(b)(2), 15 U.S.C.A. § 80a-1(b)(2) (West Supp. 1999). The Act was written "to mitigate and, so far as is feasible, to eliminate these conditions." *Id.* § 80a-1(b)(2).

280. *Investment Company Act Amendments of 1967: Hearings on H.R. 9510, H.R. 9511 Before the Subcomm. on Commerce and Fin. of the Comm. on Interstate and Foreign Commerce*, 90th Cong. 616 (1967) (statement of Judge Henry J. Friendly, U.S. Appeals Court., N.Y., N.Y.).

281. *Id.*

282. *Mutual Fund Legislation of 1967: Hearing on S. 1659 Before the Senate Comm. on Banking and Currency*, 90th Cong. 368-69 (1967) (statement of Prof. Paul Samuelson).

283. WHARTON REPORT, *supra* note 87, at 485.

The Journal of Corporation Law   [Spring

vehicle than equity pension fund portfolios.[284] None of the fully litigated cases involves equity fund advisory fees, and it is here that "apples-to-apples" fee comparisons between equity pension managers and equity fund managers can be most difficult and embarrassing for those selling advice to mutual funds. Future cases will afford fund advisors an opportunity to explain why picking a stock for a mutual fund equity portfolio should be much more expensive to the customer than picking the same stock for a pension fund equity portfolio.

The gap between prices charged funds for advisory services versus prices fetched elsewhere in the economy for those same services represents the bill paid by fund shareholders for the advisory conflict of interest that is both the fund industry's hallmark and its stigma. That tab runs into billions of dollars per year. Fund industry cost data reviewed and developed by the authors suggest that equity fund management fees on the whole are around 25 basis points higher than they need to be in order to furnish fund advisors with fair and reasonable compensation and fund shareholders with the same quality of service. Against an equity fund asset base of $3.5 trillion,[285] this translates into equity mutual fund shareholders being overcharged to the tune of nearly $9 billion-plus annually—a staggering number—nearly reaching the price tag that the tobacco companies agreed to pay each year as part of their landmark "global settlement" with 46 states' attorneys general announced in November of 1998.[286]

The SEC needs to face up to the fact that competent evidence shows that fund advisory fee levels are too high, a phenomenon in part caused by the Commission's decision not to impose rigorous disclosure requirements designed to foster fee comparisons. The SEC has clear power to require funds to adhere to a uniform accounting and reporting system, but it has not exercised its power in a way calculated to elicit the all-important fee data in a form readily understandable to the public. Its inaction has allowed fee categories and prices to become scrambled and thus distorted or concealed.[287] John Bogle's disclosure proposal is sound, needed, and should be required by SEC rule. That same rule-making effort should require that fund shareholders receive most favored nations treatment when it comes to fees for advisory services. Less urgent, but of some potential value, is adoption of the GAO's personalized cost disclosure

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284. Moreover, price competition, to the extent it exists, is more evident in the money market segment of the fund industry. *See* GAO REPORT, *supra* note 12 at 6 n.3 ("[m]oney market funds generally have not been the focus of recent concerns regarding fees").

285. Susan Harrigan, *Street Smarts*, NEWSDAY, July 30, 2000, at F2, *available at* 2001 WL 9230159.

286. Jacquelyn Rogers, *Burning Issues Waft over Smoking and the Workplace*, EMPLOYEE BENEFIT NEWS, June 1, 2000, 2000 WL 10182690. The equity fund savings number is in line with Warren Buffett's estimate that funds could save their shareholders $10 billion annually if they were managed more like regular corporations, for example, with primary emphasis on creating and protecting value for shareholders. *See* Bogle, *supra* note 30, at 372. Bogle puts the number considerably higher: "In fact, such savings could easily top $30 billion each year." *Id.*

287. The authors' analysis of fund data was complicated greatly by some funds' tendency to include as advisory fees extraneous expense items which other funds categorized as administrative costs. In the fund industry, "[a]dvisory fees generally pay for portfolio management but, under some contracts, they also may pay for ancillary administrative, shareholder accounting, and transfer agency services." Hoene, *supra* note 249, at 89, 106, 107 n.4. (quoting SEC Division of Investment Management Memorandum to SEC Chairman Breeden (Apr. 9, 1992)).

approach. It doubtless will provide a beneficial wake-up call to some fund investors, particularly in times of meager or negative investment returns by fund managers.

SEC inaction has an undesirable side-effect over and above depriving investors of benefits they otherwise would enjoy. Whether it is accurately perceived or not, the SEC's inaction can be, and is taken as, an endorsement of the status quo. The agency's failure or refusal to act provides industry members with useful cover when they come under attack. In fund litigation, the SEC's silence on an issue gives credence to defense claims. Defendants can, and do, successfully argue that positions taken by those challenging the status quo in the fund industry deserve no credence absent violation of a mandatory SEC requirement. Thus, in *Krinsk,* the court rejected plaintiffs' contention that performance should be evaluated on a risk-adjusted basis because performance-adjusted ratings were not required by the SEC. In another mutual fund case, the court refused to find actionable a broker's concealment that the recommended house fund had a high expense ratio relative to competing funds, noting that plaintiffs had presented "no precedent or SEC ruling that requires this comparison."[288]

Whether or not the SEC decides to lead rather than continue its observer role, fund independent directors need to demand that advisors identify and quantify what they charge for rendering investment advice. Only by isolating and focusing on this item can directors discharge their obligation under *Gartenberg* to reach sound conclusions on such important matters as advisor profitability, economies of scale, and comparative fee structures. The SEC Staff's *Report on Mutual Fund Fees and Expenses* declares that "the current regulatory framework would be enhanced by independent directors who more closely monitor fund fees and expense."[289] The staff has let fund directors down by not requiring that fund service providers furnish clear, comparable cost data. This shortcoming needs to be addressed immediately.

It is crucial that fund directors are able to gather information about comparable funds, and also about the fees charged by the fund's advisor for advisory services furnished to non-fund clients. Advisors must be made to explain at length and in detail how service differences rendered to their captive and free market customers justify price disparities of the sort pointed out in this article. Finally, the courts need to resist the temptation to limit evidence of comparable pricing behavior on fund cases. Fund industry cases are beset with conflicts of interest that call for careful, reasoned, thorough analysis. All potentially helpful facts need to be gathered and tested without unfounded preconceptions or biases. Comparable data, if assembled with care and explained clearly, is well-geared to showing, in appropriate cases, that fund fee levels are excessive, particularly where that data is drawn from marketplaces where arm's-length bargaining over fees is more than a pious wish.

288. Castillo v. Dean Witter Discover & Co., [1998 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 90,299 at 91,091 (S.D.N.Y., June 25, 1998). The case is discussed in *supra* note 124.
289. REPORT ON MUTUAL FUND FEES, *supra* note 5.



U.S. Securities and Exchange Commission

Division of Investment Management: Report on Mutual Fund Fees and Expenses

December 2000

Acknowledgements

In the preparation of this report, the Division of Investment Management had the able assistance of many members of the Commission staff. The report was prepared under the supervision of Paul F. Roye, Director of the Division of Investment Management and Barry D. Miller, Associate Director. The Division's study team consisted of Paul B. Goldman, Chief Financial Analyst, and Robert Zweig, Senior Financial Analyst. Gregory D. Jaffray, Compliance Examiner, provided research and statistical assistance.

Many members of the Division staff contributed to the drafting and editing of various sections, including Kimberley Dopkin Rasevic, Assistant Director, Alison M. Fuller, Assistant Chief Counsel, Eric S. Purple, Senior Counsel, Annette M. Capretta Senior Counsel, and Deborah Abernethy, Secretary.

Many other members of the Division staff made significant contributions in reviewing and commenting on the report, including Douglas J. Scheidt, Associate Director (Chief Counsel), Susan Nash, Associate Director, and Robert E. Plaze, Associate Director.

Other Commission Offices made significant contributions in reviewing and commenting on the report, including the Office of Investor Education and Assistance (Susan Ferris-Wyderko, Director and Geraldine M. Walsh, Special Counsel to the Director) the Office of Compliance Examinations and Inspections (Lori A. Richards, Director, and Gene A. Gohlke, Associate Director.

Technical assistance was provided by the Office of Economic Analysis (William J. Atkinson, Associate Chief Economist, Vance H. Anthony, Financial Economist, Lorie S. Walsh, Financial Economist, and Harvey B. Westbrook, Jr., Financial Economist.)

Table of Contents



EXHIBIT

2

I. INTRODUCTION AND EXECUTIVE SUMMARY

This Report of the Division of Investment Management on Mutual Fund Fees and Expenses ("Report") presents our study of trends in mutual fund[1] fees and expenses[2] experienced over the past twenty years. We conducted our study of fees in light of: (1) the significant growth in the mutual fund industry during the period; (2) U.S. households' increasing reliance on mutual funds to finance retirement, housing, and children's education;[3] (3) the significant impact that mutual fund fees and expenses have on investor returns; and (4) the ongoing debate over the appropriate level of mutual fund fees and expenses. We anticipate that the Report will be useful to Congress and the Commission in overseeing the mutual fund industry. Moreover, we believe that this information may be useful to members of the mutual fund industry, including fund directors, and to the investing public.

In Section I, we describe the background and scope of the Report and provide a summary of our findings. Section II describes the regulatory framework with respect to mutual fund fees and expenses. The section summarizes the corporate governance and disclosure standards that apply to fund fees and expenses, and explains how these standards have evolved to meet changes in the industry. The section also describes recent Commission initiatives regarding fund fees and expenses. Section III presents the trends in fees. The section illustrates the extraordinary growth in fund assets during the period covered by the study. The section also discusses the major changes in the manner that funds are organized and distributed and the rapid expansion in the variety of services that is commonly available to fund shareholders. Section IV describes our recommendations concerning the corporate governance structure for the oversight of fund fees and the disclosure that investors receive regarding fund fees.

A. Background and Scope of the Report

The U.S. mutual fund industry has grown dramatically over the past twenty years. Assets under management have grown from $134.8 billion at the end of 1979 to $6.8 trillion at the end of 1999, an increase of more than 4,900%.[4] Over the same twenty-year period, the number of funds has increased from 564 to more than 7,700.[5]

Perhaps more significant than the growth in fund assets or the number of funds is the increasingly significant role of mutual funds as an investment vehicle for many Americans. Today, fund assets exceed the assets of commercial banks, with almost 88 million shareholders investing in mutual funds.[6] The percentage of U.S. households that invest in funds has increased from 6% in 1980 to 49% today due to a number of factors, including relatively low interest rates for bank deposits and the popularity of Individual Retirement Accounts and 401(k) plans.[7] The mutual fund industry accounts for 17% of total retirement assets and almost 42% of 401(k) assets.[8]

The growth of the fund industry has been accompanied by a debate over the

appropriate level of fund fees. The focus on fund fees is important because they can have a dramatic impact on an investor's return. For example, a 1% increase in a fund's annual expenses can reduce an investor's ending account balance in that fund by 18% after twenty years.

Some commentators argue that fund fees are too high. They claim that the growth in the fund industry has produced economies of scale and that funds have not passed on to shareholders the benefits of these economies of scale in the form of reduced fees.[9] Others contend that fund fees are not too high and that shareholders today are getting more for their money -- more services, such as telephone redemption and exchange privileges, check or wire redemptions, and consolidated account statements, and greater investment opportunities, such as international and other specialized funds, which typically have higher operating costs than more traditional funds. They also contend that the average cost of investing in mutual funds has declined since 1980.[10]

In the most recent contribution to the public dialogue, the United States General Accounting Office issued a report that provides a wide-ranging analysis of mutual fund fees and the market forces and regulatory requirements that influence those fees. [11] The report's major conclusion is that additional disclosure could help to increase investor awareness and understanding of mutual fund fees and, thereby, promote additional competition among funds on the basis of fees. The report recommends that the Commission require that periodic account statements include additional disclosure about the portion of mutual fund fees that the investor has borne.

***

Our goal for this Report is to provide objective data describing trends in mutual fund fees that may be useful to Congress and the Commission in overseeing the mutual fund industry, and to others who are focusing on the effect of mutual fund fees on investor returns. As discussed more fully below, the Investment Company Act of 1940 ("Investment Company Act") does not give the Commission the direct role of arbiter in determining the appropriate level of fees to be paid by a mutual fund.[12] Rather, the regulatory framework generally allows the level of fund fees to be determined by marketplace competition and entrusts fund independent directors with the responsibility to approve and monitor the arrangements under which funds pay for investment advice or the distribution of their shares. Thus, we do not draw any conclusions in this Report as to the appropriate level of fund fees.

B. Summary of Findings and Recommendations

1. Summary of Findings

As described more fully in Section III, we observed the following from the data that we collected:

- Overall, mutual fund expense ratios (i.e., a fund's total expenses, including rule 12b-1 fees, divided by its average net assets) have increased since the late 1970s, although they have declined in three of the last four years.

- Although fund expense ratios rose on average during the 20 years covered by our study, the overall cost of owning fund shares may not have risen if changes in sales loads are taken into consideration. (Sales loads are not taken into consideration when calculating expense ratios and have generally decreased during the period.)

- The increase in mutual fund expense ratios since the 1970s can be attributed primarily to changes in the manner that distribution and marketing charges are paid by mutual funds and their shareholders. Many funds have decreased or replaced front-end loads, which *are not* included in a fund's expense ratio, with ongoing rule 12b-1 fees, which *are* included in a fund's expense ratio. This change complicates the comparison of current expense ratios with expense ratios from earlier periods.

- Mutual funds with the largest proportion of defined contribution retirement plan assets (*e.g.*, 401(k) plans) generally have lower expense ratios than other funds.

- Mutual fund expense ratios generally decline as the amount of fund assets increase.

- Specialty funds have higher expense ratios than equity funds, which, in turn, have higher expense ratios than bond funds. International funds have higher expense ratios than comparable domestic funds.

- Index funds and funds that are available only to institutional investors generally have lower expense ratios than other types of funds.

- In a sample of the largest 1,000 funds in 1999, funds that are part of large fund families (in terms of asset size) tend to have lower management expense ratios than funds that are part of small fund families. These findings may reflect economies for the investment adviser generally.

- In a sample of the 100 largest mutual funds, most funds have some type of fee breakpoint arrangement that automatically reduces the management fee rate as the asset-size of the individual fund or the fund family increases. Most funds in the sample with management fee breakpoints, however, have assets above the last breakpoint.

2. Summary of Recommendations

We believe that the current statutory framework's primary reliance on disclosure and procedural safeguards to determine mutual fund fees and expenses, rather than on fee caps or other regulatory intervention, is sound and operates in the manner contemplated by Congress. We believe, however, that the framework can be enhanced in certain areas. A brief summary of our recommendations follows. These recommendations are more fully discussed in Section IV.

a. Disclosure and Investor Education

Many observers give the Commission high marks for requiring funds to disclose information about their fees in a format that is understandable to investors and that facilitates comparison with the fees charged by other funds and other investment alternatives.[13] The Commission should, nevertheless, consider whether requiring the disclosure of additional types of fee information would facilitate investors' awareness of fund fees and investors' ability to understand their effect. For example, the General Accounting Office recommended in its report that the Commission require mutual funds and/or broker-dealers to send fund shareholders account statements that include the dollar amount of the fund's fees that each investor has indirectly paid.[14] The GAO report acknowledges however, that there are advantages and disadvantages to this recommendation and that other alternatives should be considered. We recommend that, because the recommended information could be disclosed in various ways, the Commission should evaluate the most effective way of disclosing fees and expenses that investors incur, taking into account the cost and burden that various alternative means of making such disclosures would entail.

We agree with the General Accounting Office that the fund industry and the Commission should encourage fund shareholders to pay greater attention to fees and expenses. We believe that changes to mutual fund disclosure requirements have generally produced the best results when the changes are designed to meet the information needs of investors and assist them in making better investment decisions. With respect to fund fees and expenses, we believe that investors need information, in addition to information about the dollar amount of fees, that helps them to understand the fees that they pay. Moreover, they need to be able to compare the fees of their fund to the fees of other funds and other types of investments. To satisfy these broader needs, we believe that any additional required fee information, including the dollar amount of fees, should be provided in semi-annual and annual shareholder reports. One advantage of this approach is that it would enable investors to not only compare the fees of funds but also to evaluate the fee information that would be contained in the reports to shareholders alongside other key information about the fund's operating results, including management's discussion of the fund's performance.

The additional information about actual costs could be presented in a variety of ways. One possible way to present the data would be to require shareholder reports to include a table showing the cost in dollars incurred by a shareholder who invested a standardized amount (e.g., $10,000) in the fund, paid the fund's actual expenses, and earned the fund's actual return for the period.[15] The Commission could require, in addition, that the table include the cost in dollars, based on the fund's actual expenses, of a standardized investment amount (e.g., $10,000) that earned a standardized return (e.g., 5%). Because the only variable for this calculation would be the level of expenses, investors could easily compare funds to one another.

The full benefits of improved fee disclosure will not be realized without a strong investor education campaign. We recommend that the Commission continue its program (described in Section II) to improve the financial literacy of investors with respect to mutual funds and their costs. As new requirements to provide information about fund fees take effect, we recommend that the Commission develop educational materials that help investors understand how to make use of the new information, and

encourage funds, brokers, and others to do so as well.

For many fund shareholders, taxes on income dividends, capital gains distributions, and gains realized when shares are redeemed have a greater impact on the growth of their investment than does the fund's expense ratio.[16] The Commission should adopt rules that would require mutual funds to report their investment returns on an after-tax basis, similar to or as proposed in March 2000.[17]

b. Fund Governance

We believe that the current statutory framework can be enhanced by strengthening the ability of independent directors to monitor fund fees and expenses. As described in Section II, the Commission took major action in this area in October 1999, when it proposed new rules and rule amendments designed to enhance the effectiveness of independent directors in dealing with fund management. We recommend that these proposals be adopted as soon as practicable, taking into account public comments on the proposals.

In addition to strengthening the ability of independent directors to deal with fund management, the Commission also should consider the following recommendations with respect to the regulatory framework for fees:

- The Commission should continue to emphasize that mutual fund directors must exercise vigilance in monitoring the fees and expenses of the funds that they oversee. Fund directors should, for example, attempt to ensure that an appropriate portion of the cost savings from any available economies of scale is passed along to fund shareholders. The Commission should continue to encourage efforts to educate directors about issues related to fund fees and expenses, including the types of information that they may request when they review the funds' management contracts, and the techniques that are available to evaluate the information that they receive.

- Fund directors, in addition to approving the management fee, may also approve a plan under Rule 12b-1 under the Investment Company Act to use fund assets to pay for distribution and marketing expenses. That rule is now twenty years old. The Commission should consider whether the rule needs to be modified to accommodate changes in the mutual fund industry.

***

We believe that these recommendations would provide fund shareholders with better information about mutual fund fees and would enhance the procedural safeguards that are provided by the oversight of independent directors and by SEC rules.

II. REGULATORY FRAMEWORK FOR MUTUAL FUND FEES AND

EXPENSES

A. Historical Background

Over the past 60 years, Congress and the Commission have sought to protect the interests of fund investors with respect to fund fees and expenses by using a dual approach: (1) procedural safeguards to reduce the conflicts of interest that could lead to inappropriate or inflated fees; and (2) uniform disclosure of fees and expenses by funds to allow investors to make informed investment decisions. The dual approach has been enhanced over the years since passage of the Investment Company Act, and Congress and the Commission have continued to rely on this approach.[18]

1. Safeguards to Reduce Conflicts of Interest

A mutual fund has a unique structure. Although mutual funds generally are organized either as corporations or business trusts, they typically are not managed by their own officers and employees. Rather, a mutual fund usually is organized and operated by a separate legal entity that acts as (or is affiliated with) the fund's investment adviser.[19] The investment adviser generally supplies the fund with its officers and employees and selects the original slate of directors for the fund.

This structure creates an inherent conflict of interest between the fund and its investment adviser because the directors of the fund (who typically have initially been selected by the adviser) approve the amount of the fees that the fund will pay to the adviser in exchange for all of the adviser's services to the fund. An investment adviser has an incentive to charge the highest possible fee for its services, while the fund and its shareholders wish to pay the lowest amount of fees possible because the fees directly reduce a fund's return on its investments.

Congress did not address this conflict by imposing fee caps or other direct regulation of fund fees and expenses.[20] Rather, Congress adopted certain provisions in the Investment Company Act to place fund directors that are not affiliated with a fund's management in the role of "independent watchdogs" who would "furnish an independent check upon the management" of mutual funds.[21] Since its enactment, the Investment Company Act has required that no more than 60% of the members of a board of directors be, among other things, officers or employees of a fund or affiliated with the fund's investment adviser.[22]

The Investment Company Act further requires that a majority of a fund's independent directors approve the contract between the investment adviser and the fund, and any renewals of the contract.[23] In evaluating whether to approve or renew the contract, the directors have a statutory duty to evaluate, and the adviser has a statutory duty to furnish, all of the relevant information that is needed to review the terms of the contract.[24] This evaluation typically consists of a review of the amount of the advisory fee paid by the fund, the services provided by the adviser, and the profitability of the fund to the adviser.[25]

The Commission has followed the approach of relying on a fund's independent directors to police conflicts of interest between a fund and its affiliates regarding the use of fund assets to finance activities that are primarily designed to result in the sale of the fund's shares, i.e., the expenses of distributing the fund's shares.[26] Pursuant to rule 12b-1 under the

Investment Company Act, a fund may adopt a 12b-1 plan to provide for the payment of distribution expenses. Because of the possible conflicts of interest involved in a fund's payment of distribution expenses, the Commission requires funds to follow procedures similar to those required by the Investment Company Act for the approval of an investment advisory contract.[27]

In particular, rule 12b-1 requires that payments for distribution expenses be made pursuant to a written plan and that the plan be annually approved by a majority of the fund's independent directors.[28] Like advisory contracts, rule 12b-1 also requires shareholder approval of the plan and any amendments to the plan that materially increase the amount paid under the plan. When reviewing and approving rule 12b-1 plans, independent directors must decide, in the exercise of their reasonable business judgment and in light of their fiduciary duties under state law and under the Investment Company Act, that there is a reasonable likelihood that a plan will benefit the fund and its shareholders.[29]

The Investment Company Act and the rules thereunder do not, however, expressly require a fund's independent directors to approve all of the service contracts of the fund. For example, a fund's independent directors are not expressly required by the Act to approve transfer agency contracts or administrative contracts. Absent some affiliation between a fund and a service provider, service contracts generally do not implicate the same conflict of interest concerns as investment advisory contracts. Directors, including independent directors, may nevertheless review and approve such service contracts, especially if a fund's adviser or an affiliate of the adviser provides the services under the contract.[30] Also, directors may need to review and approve service contracts in order to fulfill their duties as directors under state law.

In 1970, Congress amended the Investment Company Act to strengthen the ability of directors, particularly independent directors, to carry out their responsibilities to review and approve fund contracts.[31] Among other things, Congress adopted Section 36(b) of the Investment Company Act, pursuant to which investment advisers have a fiduciary duty with respect to the receipt of compensation for services provided to a fund.[32] An adviser's duty under section 36(b) applies to all of the fees that the adviser and its affiliates receive from a fund, including any distribution expenses such as rule 12b-1 fees.[33] Court decisions in cases alleging that an adviser breached its fiduciary duty with regard to compensation under section 36(b) provide a framework that many fund directors follow when they review advisory contracts.[34] In these cases, courts evaluated the facts and circumstances of the advisory contract to determine whether the adviser charged, "a fee that is so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining."[35] The courts have considered the following factors when evaluating a section 36(b) claim:

(1) the nature and quality of the services provided by the adviser, including the performance of the fund;

(2) the adviser's cost in providing the services and the profitability of the fund to the adviser;

(3) the extent to which the adviser realizes economies of scale as the fund grows larger;

(4) the "fall-out" benefits that accrue to the adviser and its affiliates as a result of the adviser's relationship with the fund (e.g., soft dollar benefits);

(5) performance and expenses of comparable funds; and

(6) the expertise of the independent directors, whether they are fully informed about all facts bearing on the adviser's service and fee, and the extent of care and conscientiousness with which they perform their duties.[36]

Most fund directors request data and other information that enable them to evaluate at least these factors in connection with the investment advisory or other contracts. In addition to obtaining data and information from the investment adviser, fund directors may seek data and other information from outside sources. For example, the directors may obtain material prepared by outside experts that may be used to compare the fund's performance, fee structures, and expenses to funds of comparable size and investment objective. Independent directors also may rely on independent counsel for advice and information in connection with the evaluation of the investment advisory and other service contracts.

2. Disclosure Requirements

The dual approach to regulating mutual fund fees and expenses also relies on fund investors to play a role in determining for themselves the appropriate level of fees and expenses. All funds are required to disclose their fees and expenses in a uniform manner so that an investor contemplating a fund investment today has access to comparable information about competing funds. This information helps investors to make better investment decisions.

In the 1980s, the Commission became concerned that investors could be confused if the increasing variety of sales loads and other fund distribution arrangements were not uniformly presented. For that reason, since 1988, Form N-1A (the form used by mutual funds to register their shares with the public) has required every mutual fund prospectus to include a fee table.[37] This table presents fund investors with expense disclosure that can be understood easily and that facilitates comparison of expenses among funds.[38]

The fee table calls for a uniform, tabular presentation of all fees and expenses associated with a mutual fund investment. The fee table reflects both (i) charges paid directly by a shareholder out of his or her investment, such as front- and back-end sales loads, and (ii) recurring charges deducted from fund assets, such as advisory fees and 12b-1 fees. The table must be located at the beginning of the prospectus. It is accompanied by a numerical example that illustrates the total dollar amounts that an investor could expect to pay on a $10,000 investment if he or she received a 5% annual return and remained invested in the fund for various time periods. As a result of the Commission's efforts in designing and implementing the fee table, information about mutual fund fees and expenses is accessible to prospective and existing investors.

In 1998, the Commission overhauled the prospectus disclosure requirements for mutual funds in order to provide investors with clearer and more understandable information about funds.[39] As part of those initiatives, the Commission improved fund fee disclosure. Those initiatives require mutual funds to include in the front portion of their prospectuses a risk/return summary in plain English that functions as a standardized "executive summary" of key information about the funds. The fee table is included in the plain English risk/return summary because of the Commission's belief that fees and expenses are crucial to an investor's decision to invest in a fund.[40] This reflects the Commission's commitment to promoting investors' access to fee information as a basis for a fund investment decision.[41]

B. Recent Commission Initiatives to Enhance the Regulatory Scheme

Congress and the Commission continue to monitor fund fees and expenses and to assess whether the regulatory framework should be enhanced. For example, in September 1998, the Subcommittee on Finance and Hazardous Materials of the Commerce Committee of the U.S. House of Representatives held a hearing on mutual fund fees and expenses at which Chairman Arthur Levitt and members of the industry testified. In his testimony, Chairman Levitt announced that the staff had commenced a report on fees and expenses.[42] Chairman Levitt also discussed the steps being taken by the Commission in the area of mutual fund fees and expenses, which included evaluating the role of independent directors and enhancing investor understanding of fund costs. The Commission's recent initiatives in those areas are described below.

1. Enhancing the Role of Independent Directors

As discussed above, the independent directors of a fund play a significant role in monitoring fund fees and expenses, and the Commission recently has undertaken initiatives to strengthen the role of independent directors. In February 1999, the Commission hosted a two-day public Roundtable on the role of independent fund directors. Independent directors, investor advocates, executives of fund advisers, academics, legal counsel, and others examined the responsibilities of independent directors and discussed ways that the Commission might promote greater effectiveness of these directors, especially in approving investment advisory agreements and fees. One panel at the Roundtable was entitled "Negotiating Fees and Expenses." Roundtable participants generally agreed that independent directors can vigilantly represent the interests of fund shareholders only when they are truly independent of those who operate and manage the fund, and that the independence of fund boards should be encouraged.[43]

In October 1999, the Commission proposed new rules and rule amendments to enhance the independence and effectiveness of mutual fund directors.[44] At the same time, the Commission published an interpretive release expressing the views of the Commission and Division staff concerning a number of issues that relate to independent fund directors.[45] Together, these initiatives are designed to reaffirm the important role that independent directors play in protecting fund investors, strengthen fund directors' hand in dealing with fund management, reinforce directors' independence and provide investors with additional information to assess directors' independence.

In addition, in October 1999, Chairman Levitt announced the creation of the Mutual Fund Directors Education Council, which is chaired by former SEC Chairman David S. Ruder and administered by Northwestern University. The Council was created in response to Chairman Levitt's call for improved fund governance. The Council fosters the development of programs to promote a culture of independence and accountability in fund boardrooms.

2. Enhancing Investor Understanding of Mutual Fund Costs

Through the Commission's disclosure efforts, mutual fund fee information is readily available to investors in an understandable, easy-to-use format in the new mutual fund prospectuses. The Commission continues to be concerned, however, that the typical investor is not using all of the resources that are available in considering investments in mutual funds. Thus, the Commission has mounted an extensive investor education campaign to improve the financial literacy of investors with respect to mutual funds and their costs.

For example, the Commission recently issued tips on mutual fund investing that remind investors that past performance should never be their only guide when choosing funds.[46] The Commission recommended that, in addition to reading the prospectus and shareholder reports, investors should assess a fund's costs because they can have an enormous impact on returns. The Commission's mutual fund tips also suggest that investors consider a fund's size, tax consequences, risks, and volatility.

Last year, the Commission launched the Mutual Fund Cost Calculator, an Internet-based tool that enables investors to compare the costs of owning different funds by entering data that generally is available in fund prospectuses. The Mutual Fund Cost Calculator also shows the total cost of owning a mutual fund after a specified period of time. It is available for free on the Commission's web site.[47]

These recent investor education initiatives build upon prior initiatives of the Commission to promote financial literacy among investors. The Commission's web site contains, for example, an "Investment Options" page, which contains information on the benefits, risks, and costs of various investment vehicles, including mutual funds.[48] The page provides links to the Mutual Fund Cost Calculator and to a publication with frequently asked questions about mutual fund fees.[49] It also features the "Financial Facts Tool Kit," which contains information to assist investors in planning their financial future.[50] Investors can find on the Commission's web site a brochure about investing in mutual funds that contains a section on the importance of fees.[51] Investors can also use the "Search Key Topics" databank on the Commission's website to learn more about the different types of mutual fund fees and expenses.[52]

In addition, in March 1999, Congressman Paul Gillmor introduced the Mutual Fund Tax Awareness Act of 1999, which would require the Commission to revise its regulations to improve methods of disclosing to investors in mutual fund prospectuses and annual reports the after-tax effects of portfolio turnover on mutual fund returns. The legislation was approved by the House of Representatives in the 106th Congress. The Commission recently also proposed to improve disclosure to investors of the effect of taxes on the

performance of mutual funds.[53]

Finally, we note the presence of market trends that may be the result of increased investor awareness of funds' expenses. Three fund groups that have been characterized as featuring relatively low costs[54] have increased their share of total fund assets from 17% at the beginning of 1990 to more than 27% at the end of 1999.[55] Competitive pressures within the industry appear to be prompting an increasing number of fund mergers as fund sponsors attempt to streamline their offerings and eliminate uneconomical funds. Competition also has increased because of the offering of low-cost exchange traded funds (ETFs), which are pooled vehicles generally sponsored by large broker-dealers and stock exchanges that allow investors to buy and sell the funds' shares at any time during the day at market prices. In addition to competing among themselves, mutual funds face increased competition from sources outside of the fund industry.[56]

- On-line trading: Due to the low cost of trading on-line, many investors now prefer to construct their own investment portfolios in lieu of relying on mutual funds.

- Individual accounts: Advances in technology enable investment advisers and broker-dealers to extend individual account management services to clients and customers with smaller accounts than had been economically feasible in the past. Individual accounts allow for more personalized investment management and tax planning services than are possible in a pooled vehicle such as a mutual fund.

- New "mass customized" products: Several new Internet-based firms take the individual account concept a step further. One firm, for example, enables individual investors to buy pre-constructed baskets of stocks with preselected characteristics in terms of risk, type of issuer, etc. Alternatively, the investor can utilize the firm's web site to create his or her own customized basket of stocks.[57]

These emerging products and services, and others not yet developed, and their sponsors may exert additional pressure on mutual fund fees and the Commission will need to closely monitor them to ensure that they are appropriately regulated.[58] If investors are to benefit from the increased competition, investor education must play a major role by helping investors to understand the characteristics, risks, and costs associated with the ever-increasing number of investment alternatives.

III. STUDY OF TRENDS IN MUTUAL FUND FEES AND EXPENSES

A. Introduction

1. Objectives

The Division initiated its study of mutual fund fees and expenses ("fee study") in response to significant growth in the mutual fund industry and significant changes in the manner in which funds operate. Our objectives are to provide summary data about the current level of mutual fund fees and expenses, describe how fee levels have changed over time, and identify some of the major factors that have influenced the amount of fees charged. In

 

order to examine trends over time, we analyze the expenses of all stock and bond funds for the following years: 1979, 1992, and 1995 through 1999. We use 1979 as a benchmark because it is the year before rule 12b-1 distribution fees were first permitted. We analyze data for 1992 because it is the first year for which we have expense data in electronic format. We analyze data for 1995 through 1999 to get a more recent picture of trends in fund expenses. Our purpose is not to determine whether mutual fund fees are too high or too low, but to determine how fees have changed over time and what factors have affected those changes.

2. Presentation of Results

The presentation of fee study results is organized in the following manner. First, we discuss issues related to methodology and data sources. We identify the costs that are included in a fund's expense ratio and the costs that are excluded. We then examine trends in the number of funds, assets under management, expense ratios, methods of distribution, and types of investment objectives offered. Next, we use an econometric model to examine which factors are statistically important in explaining the differences in mutual fund operating expense ratios. Following that, we examine whether mutual fund management expense ratios[59] decline as fund assets increase and investigate the extent to which fee breakpoint provisions are included in the management contracts between funds and their investment advisers. Finally, we examine the expenses of the largest mutual funds in the retirement market.

B. Methodological Issues

Mutual fund investors and industry analysts usually evaluate the fees and expenses of an individual fund by comparing its expense ratio (total expenses divided by average net assets) to the expense ratios of other funds or by looking at how the fund's expense ratio has changed over time. Investors and analysts usually evaluate the fees and expenses of the fund industry as a whole by looking at the average expense ratio of all funds (or all funds in a given category, e.g., equity funds) and noting how this figure has changed over time. We believe that although expense ratios are important, it can be misleading to focus on one number without also identifying key factors that influence that number. In this study, we attempt to identify some of the key factors that may affect mutual fund expense ratios.

1. What Costs are Included in a Fund's Expense Ratio?

It is difficult to compare the fees and expenses paid by funds because the manner in which funds pay for services and the nature of the services provided vary widely. Sometimes, the cost of all services provided to the fund and its shareholders is included in a fund's expense ratio. Other times, the expense ratio excludes the cost of some services, such as marketing or financial advice, because they are not paid for by the fund; instead they are paid by the individual shareholder. Although no standard method exists for classifying the services provided in connection with buying and owning a mutual fund, one possible approach is shown in Chart 1.

Chart 1
The Mutual Fund "Bundle of Services"

Type of service	How Paid For	Include in Expense Ratio?
1. investment management (i.e., "portfolio advice")	management fee	Yes
2. administration and recordkeeping	management fee, fees to service providers	Yes
3. buying and selling securities	commissions, bid-asked spreads	No
4. distribution and marketing	sales charge, 12b-1 fee, adviser profits	12b-1 fee, yes; otherwise, no
5. financial advice/planning	sales charge; 12b-1 fee; separate fee or commission paid to a broker, financial planner, or investment adviser; wrap fee	Sometimes
6. consolidated statements and other services provided by a "mutual fund supermarket"	supermarket receives portion of management fee, 12b-1 fee, or adviser profits	Yes (unless paid from adviser profits)

Before looking at the expense ratio numbers, it is useful to identify in greater detail the costs that are included in a fund's expense ratio and the costs that are excluded.

A fund's expense ratio is its total expenses divided by average net assets. Form N-1A, the mutual fund registration form, divides total expenses into three categories: management fees, rule 12b-1 fees, and other expenses. *Management fees* include investment advisory fees and administrative or other fees paid to the investment adviser or its affiliates for services.[60] *Rule 12b-1 fees* include all distribution or other expenses incurred under a plan adopted pursuant to rule 12b-1.[61] *Other expenses* include all expenses not included in the first two categories that are deducted from fund assets or charged to all shareholder accounts. Typical "other expenses" include payments to transfer agents, securities custodians, providers of shareholder accounting services, attorneys, auditors, and fund independent directors. A mutual fund's expense ratio does not include the sales load (if any) or the cost that the fund incurs when it buys or sells portfolio securities, such as brokerage commissions. As described in the following section, fund marketing and distribution expenses are increasingly paid out of 12b-1 fees rather than out of sales loads -- a change that has had a large impact on expense ratios.

2. The Changing Role of Distribution Expenses

The past two decades have seen significant changes in the way that investors pay for the marketing and distribution of fund shares. Any analysis of mutual fund expenses must take into account the effect of these changes.[62]

Prior to 1980, most mutual funds were load funds, so-named because they were marketed by a sales force of brokers who received a commission (load) when shares were sold.[63] The remaining funds (no-load funds or directly marketed funds) were sold by investment advisory firms directly to the public without a sales load. The more limited sales expenses of no-load funds (primarily advertising) were paid by the funds' investment advisers or underwriters, out of their own profits. In other words, prior to 1980, irrespective of whether a fund was a load or a no-load fund, distribution expenses were not included in the fund's expense ratio.

In 1980, after much debate, the Commission adopted rule 12b-1, which permits funds to pay for marketing and distribution expenses directly out of their assets.[64] Since 1980, marketing and distribution expenses paid under rule 12b-1 have been included in a fund's expense ratio in the same manner as any other fund expense. Sales loads, on the other hand, continue to be excluded from a fund's expense ratio because loads are paid directly by investors and not by the fund.

Although initially few funds adopted 12b-1 plans, the number of funds with plans increased during the mid-1980s [65] as sponsors of load-funds developed a new pricing arrangement in which the combination of a 12b-1 fee and a contingent deferred sales load (CDSL) replaced the traditional front-end load.[66] A CDSL is a sales load that is paid, if at all, at the time of redemption. A CDSL is "contingent" because the sales load is paid only if the shares are redeemed before a specified period of time (often 5-8 years). These CDSL funds are sold by the same brokers who sell traditional load funds, but the investor does not pay a sales load at the time that shares are purchased. Instead, the investor pays an annual 12b-1 fee or a contingent deferred sales load if shares are redeemed within a specified period of time.[67] The 12b-1 payments made by CDSL funds are included in their expense ratios.

As CDSL funds became more popular, the NASD, with the approval of the Commission, determined that 12b-1 fees should be governed by the rules that apply to sales loads.[68] After careful consideration, the NASD determined that funds should pay no more than 100 basis points in 12b-1 fees, 75 basis points of which could be for distribution expenses and 25 basis points for service fees annually.[69] In addition, the NASD determined that a fund with no sales load and a 12b-1 fee of 25 basis points or less could identify itself as a no-load fund.

In view of the changes described above, some observers of the fund industry, including the industry's largest trade association, argue that any overall evaluation of the fees and expenses borne by fund shareholders should consider trends in total shareholder cost -- a measure that includes the cost of services paid for separately by the shareholder (most notably, distribution costs paid via sales loads) as well as the costs included in a fund's expense ratio. Although we believe that the total shareholder cost approach has considerable merit, we focus primarily on expense ratios in this study for two reasons. First, our goal is to analyze trends in fees and expenses that are

incurred at the fund level and paid directly out of fund assets. Second, two data items that play a key role in total shareholder cost analysis-- actual sales loads paid by fund investors, and the actual length of time that investors hold their shares - are not publicly available.[70]

3. Data Sources/Explanation of Data Items

Expense ratio and other data were collected for all stock and bond funds in our database at the end of 1979, 1992, 1995, 1996, 1997, 1998, and 1999.[71] Data for 1979 were taken from *Weisenberger's Investment Company Services, 1980*; data for 1992 and 1995 through 1999 were taken from *Morningstar Mutual Funds OnDisc* and *Morningstar Principia Pro*.[72] Money market funds, another major segment of the mutual fund industry, were excluded from this study because of their different cost structure. Therefore, in this report, the terms "mutual fund" and "fund" include all mutual funds that are not money market funds. Also excluded from this study are the underlying mutual funds of insurance company separate accounts, closed-end investment companies, and face amount certificate companies.

A key issue is whether to evaluate the expense data at the level of the fund or at the level of the class. As previously indicated[73] some funds issue only one share class (single-class funds or stand-alone funds); other funds issue two or more classes (multi-class funds). The multi-class form of organization is designed to provide investors with more choices. For example, different share classes may offer varying levels of service or alternative ways to pay for the cost of distributing the fund's shares.[74] Because of the differences among the classes, each class has its own fee structure and expense ratio, and shareholders investing in different classes pay different expenses for an undivided interest in the same portfolio of securities. Consequently, the data reported for a multi-class fund is not the fund's expenses and assets, but rather the expense ratio of each separate class and its related assets.

A multi-class fund actually incurs most of its operating expenses at the fund level, and then allocates these expenses among the fund classes, often based on the relative asset-size of each class. The magnitude of these expenses tends to be influenced by the asset-size of the fund and not the asset size of the various classes.[75]

We believe, therefore, that when an expense analysis includes the relationship between funds' expense ratios and their asset sizes, it is appropriate to evaluate the asset-size of multi-class funds at the fund level. We use this approach in Section III.D (A Model for Estimating a Fund's Expense Ratio).[76] In contrast, when the expense analysis focuses on the amount of expenses paid by fund shareholders, we believe it is more appropriate to perform the analysis at the class level. Accordingly, in Section III.C (Factors That Affect Fees: Descriptive Statistics) we evaluate multiple class funds at the class level -- *i.e.*, we consider each class to be a separate data item, with its own assets and its own expense ratio.

In most cases, our study analyzes expense data for all funds or classes in existence at the end of the year.[77] In three cases, because the relevant information had to be collected by hand, we limited the analysis to a sample of large classes.

- Our analysis of management expenses is based on a sample of the 1,000 largest classes in existence at the end of 1999. [78] The 1,000 classes represented approximately 82% of all class assets in 1999. The smallest class in this sample had assets of $704 million.

- Also with respect to management expenses, we examined the management contracts of the 100 largest mutual funds in 1999 for evidence of fee "breakpoints." [79] The 100 largest funds had total assets of $1.8 trillion in 1999 and represented 42% of all fund assets.

- We analyzed the expense ratios of the 50 funds with the most 401(k) assets in 1999. The 50 funds had total assets of $935 billion and represented 21% of all fund assets.

C. Factors that Affect Fees: Descriptive Statistics

1. Mutual Fund Growth

The mutual fund industry grew at an extraordinary rate during the 20 years covered by our study ("study period"). The number of stock and bond classes in the study went from 517 in 1979 to 8,901 in 1999 -- an increase of 1,622% (Table 1). Assets under management soared from $51.7 billion in 1979 to $4,456.6 billion in 1999 -- an increase of 8,520%. In terms of both number of classes and total assets, the greatest portion of the growth took place between 1992 and 1999.

Table 1
Mutual Fund Growth

	Number of Classes	Total Assets ($ Billions)
1979	517	51.7
1992	2,483	982.6
1995	6,682	2,074.4
1996	6,965	2,370.3
1997	6,991	3,001.5
1998	8,423	3,558.9
1999	8,901	4,456.6

2. Expense Ratio Trends: All Classes

During the study period, the expense ratio of the average class ("equally weighted average") rose from 1.14% in 1979 to 1.36% in 1999 (Table 2). However, because investment dollars are spread unevenly among classes -- the largest 100 classes account for 42% of all assets and the largest 1,000 classes account for 82% of all assets -- an equally weighted average may not be the best indicator of what the typical investor is being charged. The computation of an equally weighted average gives the same importance to a small class (net assets $100,000) as it does to the largest class (net assets $92 billion). [80]

Table 2
Expense Ratio Trends: All Classes

	Unweighted Average Expense Ratio	Weighted Average Expense Ratio
1979	1.14%	0.73%
1992	1.19%	0.92%
1995	1.30%	0.99%
1996	1.32%	0.98%
1997	1.33%	0.95%
1998	1.35%	0.91%
1999	1.36%	0.94%

We believe that evaluations of fund fees should generally give more weight to classes with more assets (and more shareholders). The typical fund investor is likely to own one of the larger classes, and to be charged an expense ratio at a large class's rate.

Weighting expense ratios by class size, we find that the expense ratio of the average class rose from 0.73% in 1979 to 0.99% in 1995, fell in 1996, 1997 and 1998 to 0.91%, and then rose to 0.94% in 1999.[81] Although we find that the weighted expense ratio has increased since 1979, it is important to understand why this has occurred. In the sections that follow, we discuss changes in the fund industry that might explain this increase.

3. Expense Ratio Trends by Distribution Category



As previously described, a series of changes in mutual fund distribution patterns has blurred the lines between formerly distinct marketing categories -- load vs. no-load. Today, the no-load category includes directly distributed classes with and without 12b-1 fees, as well as certain classes of sales force distributed funds in which marketing expenses are reduced or eliminated because the class is sold only to selected groups such as institutional investors or retirement plans.[82] The load category now includes classes with 12b-1 fees higher than 25 basis points, classes with 12b-1 fees and CDSLs, and classes with traditional front-end loads. Although the load category consists mostly of classes distributed by commissioned sales people or financial advisers, it includes some directly distributed funds.

In recognition of these changes, we divide classes into two categories for the purpose of analyzing trends in distribution expenses.

- *No-load*: With respect to data for 1979 and 1992, this category consists of classes that have no sales load and no 12b-1 fee ("pure no-load classes"). With respect to data for 1995 through 1999, this category consists of classes that may call themselves no-load under current NASD rules -- *i.e.*, pure no-load classes and classes that have no sales charge at the time of purchase or redemption, but can have a 12b-1 fee of up to 25 basis points.[83]

- *Load*: fund classes that have a sales load, a 12b-1 fee of more than 25 basis points, or both.

Tables 3 and 4 show how the number and total assets of load and no-load classes have changed over time. The trend in the study period is a gradual decline in the proportion of load classes and a faster decline in their proportion of assets. In 1999, for the first time, load classes had fewer assets, 49%, than no-load classes.

Table 3
Number of Classes by Distribution Category

	No-Load Classes	Load Classes	Load Classes Percent of Total
1979	201	316	61%
1992	763	1,720	69%
1995	2,380	4,302	64%
1996	2,506	4,459	64%
1997	2,576	4,415	63%
1998	3,229	5,184	62%
1999	3,418	5,483	62%

Table 4
Class Assets by Distribution Category ($ Millions)

	No-Load Classes	Load Classes	Load Classes Percent of Total
1979	$15,451	$36,204	70%
1992	$254,441	$728,162	74%
1995	$916,401	$1,158,001	56%
1996	$1,076,530	$1,293,730	55%
1997	$1,384,483	$1,617,017	54%
1998	$1,751,804	$1,807,092	51%
1999	$2,259,836	$2,196,776	49%

Table 5 shows the trend in average expense ratio by distribution category over the study period. (Expense ratios are weighted by asset size in all cases.) The expense ratio of the average no-load class rose from 75 basis points in 1979 to 80 basis points in 1992, before declining to 76 basis points in 1995, 75 basis points in 1996, 72 basis points in 1997, 68 basis points in 1998 and then increasing to 72 basis points in 1999.

In 1979 -- prior to the onset of 12b-1 fees -- the average load class had a lower expense ratio (72 basis points) than the average no-load class (75 basis points). From 1979 to 1992, load class expense ratios rose 24 basis points, on average, primarily because of the inclusion of 12b-1 fees in the expense ratio. Load class expense ratios increased another 21 basis points by 1995 (to 1.17%) before falling to 1.14% in 1997, 1.12% in 1998, and increasing to 1.17% in 1999.

Table 5
Weighted Average Expense Ratios by Distribution Category

	No-Load Classes	Load Classes
1979	.75%	.72%
1992	.80%	.96%
1995	.76%	1.17%
1996	.75%	1.17%
1997	.72%	1.14%
1998	.68%	1.12%
1999	.72%	1.17%

4. Total Ownership Costs

The results summarized in Table 5 do not take into account the decline in front-end sales loads that accompanied the increase in 12b-1 fees. The median front-end sales load (before quantity discounts) fell from 8.5% in 1979 to 4.75% in 1999.[84] Some industry participants argue that evaluations of mutual fund expense trends should take into account all costs that a shareholder would expect to incur in purchasing and holding class shares ("total ownership costs"). Total ownership costs include fund operating expenses, 12b-1 fees, and sales loads.[85]

As part of this study, we performed a simplified analysis of total shareholder costs. The results are shown in Table 6. A key issue for any study that employs a total ownership cost approach is how to treat the sales load paid to purchase fund share classes. The analysis requires two data items that are not publicly available: the actual loads paid by investors (dollar amount or percentage of amount invested) [86] and actual shareholder holding periods.[87]

Because we do not have access to data that reflect actual sales loads paid or actual holding periods of fund investments, we make certain simplifying assumptions, which make the analysis less precise. We assume that shareholders hold their shares for either 5 or 10 years.[88] We also assume that all investors pay the maximum front-end sales load. Using these assumptions, we then amortize the maximum sales load by dividing the sales load by the holding period. Finally, the amortized sales load is added to the expense ratio to arrive at the total asset weighted shareholder cost.

Table 6 indicates that the magnitude of total shareholder costs depends heavily on the amortization period chosen. Amortizing the average maximum sales load over a 5-year holding period shows that total shareholder costs for load classes have declined 18% between 1979 and 1999 -- from 2.28% to 1.88%. If the longer holding period of 10 years is picked, however, total shareholder costs remained basically unchanged between 1979 and 1999.

Table 6
Total Ownership Costs for Load Classes

	Number of Classes	Assets ($ Millions)	Weighted Expense Ratio with 5 Year Amortization of Sales Load	Weighted Expense Ratio with 10 Year Amortization of Sales Load
1979	316	$36,204	2.28%	1.50%
1992	1,720	$728,162	1.79%	1.41%
1995	4,302	$1,158,001	1.88%	1.53%
1996	4,459	$1,293,730	1.89%	1.53%
1997	4,415	$1,617,016	1.87%	1.50%
1998	5,184	$1,807,092	1.83%	1.47%
1999	5,483	$2,196,776	1.88%	1.52%

5. Expense Ratio Trends by Type of Investment

At the beginning of the study period, the mutual fund industry generally invested in U.S. securities and did not offer specialized funds. During the 1980s and 1990s many fund sponsors broadened their product lines in an effort to attract new assets and retain assets already under management.[89] This strategy led to the introduction of two new major fund categories: international funds and specialty funds.[90]

In 1979, bond fund classes accounted for 38% of classes and 33% of assets, while equity fund classes accounted for 62% of classes and 67% of assets (see Tables 7 and 8). By 1992, bond classes had overtaken stock classes to become the largest fund category and international classes (10% of classes; 6% of assets) and specialty classes (6% of classes; 3% of assets) had become a significant part of the fund landscape.

Table 7
Number of Classes

	Bond Classes	Equity Classes	International Classes	Specialty Classes
1979	196	321	-	-
1992	1,277	805	255	146
1995	3,559	1,891	931	301
1996	3,579	2,029	1,044	313
1997	3,389	2,141	1,118	343
1998	3,823	2,743	1,406	451
1999	3,956	3,011	1,460	474

Table 8
Total Assets
($ Millions)

	Bond Classes	Equity Classes	International Classes	Specialty Classes
1979	$17,037	$34,618	-	-
1992	$522,049	$363,861	$65,083	$31,610
1995	$732,472	$999,772	$273,956	$68,200
1996	$776,106	$1,196,436	$317,676	$80,042
1997	$856,279	$1,664,553	$374,760	$105,907
1998	$990,132	$2,056,137	$391,574	$121,053
1999	$944,435	$2,705,494	$564,215	$242,470

Seven years later, a bull market in equities enabled stock fund classes to become the largest category in terms of assets although bond fund classes still accounted for the largest number of classes. In 1999, stock fund classes accounted for 61% of assets compared to 21% for bond fund classes. Bond fund classes accounted for 44% of classes in 1999 and stock fund classes accounted for 34%. International fund classes grew steadily during the study period until they accounted for 16% of classes and 13% of assets, while the number of specialty fund classes stayed level at 5%, but their assets grew to 5% of total assets.

It is generally believed that equity funds are more expensive to manage than bond funds and that international and specialty funds are more expensive to manage than equity funds.[21] Equity funds are thought to be more expensive to manage because of the increased research costs associated with picking stocks. Similarly, international funds are thought to incur additional costs over and above domestic equity funds because of the increased difficulty of researching international companies. Some of the increased cost results from the need to review and understand foreign accounting statements and to obtain company information not required to be disclosed under foreign securities laws. Custody costs generally are higher, as well.

The results shown in Table 9 are consistent with the opinions described above. Table 9 indicates that bond fund classes have lower expense ratios than equity fund classes, and that international and specialty fund classes have higher expense ratios than bond and equity fund classes. This fact, coupled with the increase in assets of equity, international, and specialty fund classes, helps explain some of the increase in mutual fund expenses.

Table 9
Weighted Average Expense Ratio
By Type of Fund

	Bond Classes	Equity Classes	International Classes	Specialty Classes
1979	0.70%	0.74%	-	-
1992	0.82%	0.95%	1.36%	1.31%
1995	0.84%	0.98%	1.31%	1.37%
1996	0.84%	0.96%	1.31%	1.34%
1997	0.83%	0.91%	1.24%	1.35%
1998	0.80%	0.88%	1.18%	1.30%
1999	0.80%	0.90%	1.18%	1.36%

6. Expense Ratio Trends by Class Age

Another common explanation for rising expense ratios is that large numbers of new funds have pushed up the averages. Commentators say that new funds often have higher expense ratios because they have not yet reached the critical size needed to pass on economies to their shareholders.[92]

Table 10 tends to confirm the notion that new fund classes have higher expense ratios. The average expense ratio (weighted by asset size) of classes that have been in existence 5 years or less is 1.23%, compared to 1.10% for classes in existence between 6-10 years, and 0.80% for classes in existence for more than 10 years.[93]

Table 10
Years in Existence

Years in Existence	Number of Classes	Assets ($ Millions)	Weighted Expense Ratio
1-5	3,873	589,846	1.23%
6-10	3,433	1,241,081	1.10%
Greater than 10	1,595	2,625,692	0.80%

7. Expense Ratio Trends by Class Size

The previous table indicates that expense ratios seem to be inversely correlated with age. That is, as classes get older they have lower expense ratios. Some industry commentators have suggested that the recent creation of newer smaller classes tends to increase the weighted expense ratio. Table 11 attempts to determine the relationship between class asset-size and expense ratios.

Table 11
Class Size

Assets ($ Millions)	Number of Classes	Assets ($ Millions)	Weighted Expense Ratio
1-10	2,031	7,644	1.61%
11-50	2,326	60,404	1.42%
51-200	2,186	230,775	1.25%
201-1,000	1,586	706,922	1.14%
Greater than 1,000	772	3,450,868	0.87%

Table 11 divides all classes in 1999 into five groupings by asset size. As can be seen in the table, classes in the largest size category -- assets greater than $1 billion -- hold more than two-thirds of all fund assets. The data show that there is, in fact, an inverse relationship between size category and expense -- as the size category increases, expense ratios fall.

D. A Model for Estimating a Fund's Expense Ratio

1. Introduction

In Section C we found that the level of a class's expense ratio seems to depend on the following factors: asset size, age, investment category, and method of distribution. Because these factors appear to be important in explaining the magnitude of expense ratios at the class level, we sought to obtain more precise information about their impact.

To achieve this end, we built an econometric model of the relationship between the expense ratios of mutual fund classes and the factors described in Section C, as well as a few others. Our model hypothesizes that expense ratios of mutual fund classes can be explained by the following 11 factors: (1) fund asset size; (2) fund family asset size; (3) number of funds in its fund family; (4) portfolio turnover; (5) number of portfolio holdings; (6) fund age; (7) investment category; (8) method by which it finances distribution; (9) whether or not it is an index fund; (10); whether or not it is an institutional fund or class; and (11) whether it is part of a multi-class fund. [94] We used the model to analyze expense data for the 8,901 classes in our database in 1999.

2. Results of Econometric Model of Expense Ratios

We used our econometric model (see Appendix One, Regression Table) to analyze the expense ratio and operating expense ratio of classes in our database in 1999.[95] As indicated previously, a fund's *expense ratio* is defined as its total expenses, including rule 12b-1 fees, divided by its average net assets. A fund's *operating expense ratio* is defined as its total expenses minus rule 12b-1 fees divided by its average net assets. In our analysis of total expenses (column 1) we observe that the maximum 12b-1 factor tends to explain the variance in total expenses due to actual 12b-1 fees and that the other factors explain only that part of the variance in total expenses that *is due to differences in operating expenses.* So the coefficients for the independent variables (except for the maximum 12b-1 fee) represent the influence of these variables on the operating expense ratio, not the total expense ratio.

We found that the following factors are important in explaining variations among fund operating expense ratios.[96] Or, to put it another way, we found statistically significant relationships [97] between the operating expense ratios of funds [98] and the following factors. [99]

- *Fund Assets*: As fund assets increase, a class's operating expense ratio decreases.

- *Fund Family Assets*: As fund family assets increase, a class's operating expense ratio decreases.

- *Number of Funds in a Fund Family:* As the number of funds in a fund family increases, a class's operating expense ratio decreases.

- *Fund Category:* Equity funds have higher operating expense ratios than bond funds; specialty funds have higher operating expense ratios than equity funds; international funds have higher operating expense ratios

than comparable domestic funds.

- *Index Funds:* Index funds have lower operating expense ratios than other funds.

- *Institutional Funds:* Institutional funds and classes have lower operating expense ratios than other funds and classes.

- *Load:* Funds or classes with front-end loads have lower operating expense ratios than no-load funds and classes.

- *12b-1 Fees:* Classes that are authorized to have 12b-1 fees have expense ratios that are higher than other classes by an amount equal to about 93% of the maximum authorized 12b-1 fee.

- *Portfolio Turnover:* As portfolio turnover increases, a fund's operating expense ratio increases.

- *Portfolio Holdings:* As the number of portfolio holdings increases, a fund's operating expense ratio increases.

- *Multi-Class Funds:* Multi-class funds have higher operating expenses than single class funds.

- *Fund Age:* Older funds have higher operating expenses than younger funds.

The remainder of this section discusses the above results in more detail, using examples based on the data for 1999.

a. Fund Size

Other things held equal, a fund with assets of $10 million had an operating expense ratio that was 22 basis points lower than a similar fund with assets of $1 million. (Table 12). A fund with assets of $1 billion had an operating expense ratio that was 66 basis points lower than a similar fund with assets of $1 million.[100]

Table 12
Relationship Between Fund Size and Operating Expense Ratio

Increase in Fund Asset Size	Change in Operating Expense Ratio (basis points)
from $1 million to $10 million	-22
from $1 million to $1 billion	-66

b. Fund Family Asset-Size

In 1999, other things held equal, a fund's operating expense ratio fell 68 basis points if the total assets of its fund family rose from $1 million to $10 million (Table 13). A fund's operating expense ratio fell 75 basis points if fund family assets rose from $1 million to $10 billion.[101]

Table 13
Relationship Between Fund Family Asset Size and Operating Expense Ratio

Increase in Fund Family
Asset Size:

Change in Operating Expense Ratio
(basis points)

Increase in Fund Family Asset Size:	Change in Operating Expense Ratio (basis points)
from $1 million to $10 million	-.68
from $1 million to $10 billion	-.75

c. Investment Category

A very important factor in predicting a fund's operating expense ratio is its investment category. In 1999, bond funds were the lowest cost investment category. Other things held equal, in 1999 an equity fund had an operating expense ratio that was 44 basis points higher than a bond fund; a hybrid fund had an operating expense ratio that was 22 basis points higher than a bond fund; and a specialty fund had an expense ratio that was 62 basis points higher than a bond fund. These results are applicable to funds that invest primarily in securities issued by United States issuers. With respect to funds that invest primarily in securities issued by non-United States issuers, an international equity fund had an expense ratio that was 82 basis points higher than a domestic bond fund and an international bond fund had an expense ratio that was 31 basis points higher than a domestic bond fund.

d. Index, Institutional, and Multi-Class Funds

In 1999, other things held equal, the operating expense ratio of an index fund was 45 basis points lower than an equivalent fund that was not an index fund. The operating expense ratio of an institutional fund or class was 22 basis points lower than an equivalent fund or class that was not limited to institutional investors. Finally, a multi-class fund had an operating expense ratio that was 14 basis points higher than an equivalent single-class fund.

e. Number of Funds in a Fund Family

In 1999, other things held equal, a fund with ten funds in its family had an operating expense ratio that was 14 basis points lower than a fund with only 1 fund in its fund family (Table 14). A fund with 100 funds in its family had an operating expense ratio that was 28 basis points lower than a fund with 1 fund in its fund family.

Table 14
Relationship Between Fund Family Number and Operating Expense Ratio

Increase in Fund Family Number	Change in Operating Expense Ratio (basis points)
from 1 fund to 10 funds	-.14
from 1 fund to 100 funds	-.28

f. Portfolio Turnover Rate

Portfolio turnover rate measures the average length of time that a security remains in a fund's portfolio. A fund that has a 100% portfolio turnover rate holds its securities for one year, on average. A fund with a portfolio turnover rate of 200% turns over its portfolio twice a year. In 1999, other things held equal, a fund with a portfolio turnover rate of 100% had an operating expense ratio that was 30 basis points higher than a similar fund with a portfolio turnover ratio of 1%. A fund with a portfolio turnover ratio of 200% had an expense ratio that was 4 basis points higher than a similar fund with a portfolio turnover ratio of 100%.

g. Number of Portfolio Holdings

Other things held equal, a fund that held 100 securities in its investment portfolio had an operating expense ratio that was 8 basis points higher than a similar fund that held 10 securities in its portfolio. A fund with 1,000 portfolio securities had an operating expense ratio that was 16 basis points higher than a fund with 10 portfolio securities.

h. Fund Age

Other things held equal, the operating expense ratio of a 10 year-old fund was 11 basis points higher than that of a 1 year-old fund in 1999; and the operating expense ratio of a 20-year-old fund was 4 basis points higher than that of a 10-year-old fund. Although the results indicate a positive relationship between age and expenses, the results appear to be driven at least in part by four older funds that have higher expenses than their peers. When the four funds are removed from the database, the positive relationship between a fund's age and operating expense ratio became considerably weaker.

i. Payment for Distribution Expenses: 12b-1 fee

The coefficient for the variable representing the maximum allowable 12b-1 fee is 0.93. This coefficient is statistically different from both 0 and 1.0. This indicates that, everything else equal, funds with 12b-1 fees had total expenses that were higher than those of other funds, but by an amount that was slightly less than the maximum 12b-1 fee.[102] This may have occurred because funds do not always charge a 12b-1 fee, even if such a fee is approved, or charge less than the maximum fee. In addition, some funds with 12b-1 fees may use these fees to pay for expenses that other funds may consider part of operating expenses. In these latter cases, the imposition of a 12b-1 fee might reduce operating expenses slightly.

j. Payment for Distribution Expenses: Sales Load

In 1999, other things held equal, the operating expense ratio of a fund with a front-end sales load was 6 basis points lower than the operating expense ratio of an equivalent fund.

***

The results from our model confirm that the factors identified in Section C are important in explaining a fund's operating expense ratio. We next turn our attention to mutual fund management expenses and focus on the relationship between a fund's portfolio asset size and its management expense ratio.

E. A Model for Estimating a Fund's Management Expense Ratio

1. Introduction

Evidence developed above indicates that as mutual funds' assets grow larger, their *operating expense ratios* decline. In order to determine whether a similar pattern exists with respect to mutual fund *management expenses*,[103] we hand-collected management expense data for the largest 1,000 classes in existence in 1999 and used a similar econometric model to analyze the data.[104] The model is the same as previously described with one exception. This time, the dependent variable is the fund's management expense ratio. We are interested in a fund's management expense ratio because it includes the cost of providing the fund with portfolio management services -- *e.g.*, conducting research, maintaining a trading desk, managing the investment *portfolio in accordance with stated investment objectives and policies*. Most observers believe that portfolio management is the fund cost with the greatest economies.[105] Although we cannot analyze directly the cost of providing portfolio management services to a mutual fund in order to determine whether economies exist (because the data are unavailable), we can do the next best thing. We can analyze portfolio management costs indirectly by using the management fee charged to a fund by its adviser as a proxy for the adviser's cost of providing portfolio management services. Unfortunately, the proxy is far from perfect because management fees often pay for other services as well.[106]

One piece of evidence for the existence of economies in portfolio management is that many mutual fund management contracts contain fee breakpoints. Fee breakpoints are an arrangement under which the management fee rate on incremental assets is reduced as total fund assets surpass specified dollar levels.[107]

Breakpoints were first introduced during the 1960s after shareholders of investment companies sued over the fairness of advisers' fees.[108] Although the management fee was not found to be "legally excessive" in any of the cases that came to trial, many other cases were settled before trial and the adoption of management fee breakpoints was often a condition of those settlements. [109]

In our analysis we are interested in seeing whether fund management expense ratios decline as fund assets increase and breakpoints in management contracts are triggered.

2. Results of Regression Model of Management Expense Ratios

Our analysis produced interesting results. The management expense ratio of the 1,000 largest funds in 1999 did not show a statistically significant decline as *fund* assets grow, but rather, showed a statistically significant decline as *fund family* assets grew (see Appendix One). Other things held equal, a fund's management expense ratio fell 11 basis points in 1999 as fund family assets rose from $1 million to $10 million. A fund's management expense ratio fell 42 basis points as fund family assets rose from $1 million to $10 billion.[110]

Table 15
Relationship Between Fund Family Asset Size and Management Expense Ratio

Increase in Fund Family Asset Size:	Change in Mgmt. Exp. Ratio (basis points)
from $1 million to $10 million	-11
from $1 million to $10 billion	-42

These results seem to indicate that, among large funds, economies in management expenses are present at the fund family level rather than at the fund level.[111]

F. Evidence of Breakpoints in Management Fees

In order to obtain additional information about the extent to which economies are present in management fees, we examined the management contracts of the 100 largest mutual funds in 1997, 1998, and 1999 for evidence of management fee breakpoints.[112] Because management contracts are generally based on the total assets in a fund portfolio, we added together all the classes of multi-class funds to select the 100 largest funds.

An analysis of the management contracts of these funds produced some interesting results. Our analysis shows that not all management contracts incorporate fee breakpoints as fund assets increase. Instead, we observe contracts with five types of arrangements: 1) fee breakpoints based on fund assets (fund breakpoints); 2) fee breakpoints based on portfolio assets plus a performance fee (fund breakpoints-plus); 3) fee breakpoints based on fund family assets (fund family breakpoints); 4) a single, all-inclusive fee (single fee); and 5) at-cost arrangements. In addition, we observe that for funds with fund breakpoint or fund breakpoint-plus contracts, a substantial proportion of their assets are not subject to any further breakpoint reductions (Table 16). The remainder of this section discusses the different types of management contracts.

Fund breakpoint contracts have management fees that decline at selected asset intervals based on the asset size of the fund. Forty-seven funds in our analysis, with assets of $855.2 billion, have fund breakpoint contracts. The median number of breakpoints for the 47 funds is six. For these funds, the median asset-size level at which the first breakpoint takes effect is $500 million and the median asset-size at which the last breakpoint takes effect is $10 billion. The median management fee at the first breakpoint is 65 basis points and the median management fee at the last breakpoint is 41 basis points. Thirty-four funds have assets that exceed their last breakpoint. For

these 34 funds, the combined assets that are not subject to any further
breakpoints total $318 billion.

Table 16
Management Fee Breakpoints
1999

Type of Fee	Number of Funds	Total Assets (in Billions)	Funds with Assets Above Last Breakpoint	Total Assets Above Last Breakpoint (in Billions)
Fund Breakpoints	47	855.2	34	318.2
Fund Family Breakpoints	21	506.3	0	0
Fund Breakpoints - Plus	8	113.9	5	41.1
Single Fee	19	376.0	Na	na
At-Cost	5	204.7	Na	na

Fund family breakpoint contracts include breakpoints based on the asset size
at the fund family level together with a single rate fee or a performance fee
at the fund level. Twenty-one funds in our analysis, with assets of $506.3
billion, have a fund family fee. The median number of breakpoints at the fund
family level is 37, with the first breakpoint at $3 billion in fund family assets
and the last breakpoint at $1.2 trillion of fund family assets. The median fee
rate for the first breakpoint is at 52 basis points and the median fee rate for
the last breakpoint is 22 basis points. No funds have assets that exceed the
last breakpoint.

Mutual funds that have fund breakpoints-plus contracts have an asset-based
fee with breakpoints at the fund level and a separate fee that varies with the
fund's investment performance. Eight funds in our analysis, with assets of
$113.9 billion, have fund breakpoint-plus contracts. The median number of
breakpoints is 4, with the first breakpoint at a fund asset-size of $150 million
and the last breakpoint at a fund asset-size of $10 billion. For the median
fund in this category, the first breakpoint is at fee rate of 27.5 basis points
and the last breakpoint is at a fee rate of 11.3 basis points. Five funds have a
combined $41.1 billion of assets that exceed the asset level of the last
breakpoint.

Single fee contracts do not employ breakpoints. Nineteen funds in our
analysis, with assets of $376 billion, have single fee management contracts.
The median fee rate for single fee management contracts is 65 basis points,
with a high of 100 basis points and a low of 24 basis points.

Five funds in our analysis have "at-cost" arrangements. For these funds, the
management fee is not a function of asset size of the fund, asset size of the
fund family, or the fund's investment performance. These funds have
combined assets of $204.7 billion.

G. Expenses of the Largest Mutual Funds in the Retirement Market

Americans entrust a significant portion of their retirement savings to mutual
funds. As of December 31, 1999, mutual funds held $2.4 trillion (19%) of the

$12.7 trillion in US retirement assets.[113] Retirement assets represent more than one-third of total fund assets.

Retirement assets invested in mutual funds come primarily from 401(k) plans and other defined contribution arrangements, individual retirement accounts (IRAs), and variable annuities outside of retirement accounts. Over 40 percent of defined contribution plan and IRA assets are invested in mutual funds.

Because concern has been expressed about the level of 401(k) plan expenses, we sought to gain some insight into the level of expenses charged to 401(k) plans that invest their assets in mutual funds.[114] Toward that end, we selected a sample of 50 funds with the most 401(k) assets (retirement-oriented funds) and compared their expenses to those of all funds. The retirement-oriented funds manage $340 billion in 401(k) assets and $993 billion of assets from all sources. For almost all funds in the sample, 401(k) assets represent a large portion of total assets. The average retirement-oriented fund derives 34% of assets from 401(k) plans, with the high being 95%, and the low 11%. Twelve retirement-oriented funds derive more than half of their assets from 401(k) plans.

Retirement-oriented funds do not have higher expenses than the average fund. In fact, the *equally-weighted average* expense ratio for retirement-oriented funds (96 basis points or 0.96%) is 28% below the average expense ratio for all mutual funds (1.35%). The *asset-weighted average* expense ratio for retirement-oriented funds is 24% below the average expense ratio for all funds (69 basis points compared to 91 basis points). It is likely that the primary reason why retirement-oriented funds have lower expense ratios is their size. The average retirement-oriented fund has $19.9 billion in assets, compared to $423 million for all funds.

H. Summary of Results

Our goals in conducting this study were to provide summary data about the current level of mutual fund fees, describe how fee levels have changed over time, and identify some of the major factors that influence the current amount of fees charged. Some of the more significant findings are summarized below.

- Mutual fund expense ratios have declined in three of the last four years after increasing significantly since the late 1970s. The asset-weighted average expense ratio for all stock funds and bond funds fell to 0.94% in 1999 from 0.99% in 1995. Asset-weighted average expenses, however, are 21 basis points higher than they were during the late 1970s (Table 2).

- Mutual fund expenses vary with the following factors:

- *A fund's asset size:* As fund assets increase, the operating expense ratio declines.

- *A fund's investment category:* Specialty funds have higher operating expense ratios than equity funds, which, in turn, have higher operating expense ratios than bond funds. International funds have higher operating expense ratios than comparable domestic funds.

- *Whether a fund is an index fund or an institutional fund:* Index funds and funds that are available only to institutional investors generally have lower operating expense ratios than other types of funds.

- *Asset size of the fund group:* On average, members of the smallest fund families have higher operating expenses than other funds.

- *Amount of portfolio turnover:* Funds with higher portfolio turnover tend to have higher operating expense ratios.

- Funds that are part of large fund families (in terms of asset-size) tend to have lower management expense ratios than funds that are part of small fund families. These findings may reflect economies for the investment adviser generally.

- The management fee schedules of most large funds have some type of fee breakpoint arrangement. Most funds with management fee breakpoints have assets above the last breakpoint.

- The average expense ratio (weighted by fund asset size) of the 50 funds with the most 401(k) assets is 22 basis points lower than the average expense ratio of all funds.

IV. CONCLUSION AND RECOMMENDATIONS

The current regulatory framework for mutual fund fees relies on a combination of disclosure, investor education, and procedural safeguards. To further improve the effectiveness of the current framework, we have the following recommendations.

A. Disclosure and Investor Education

1. Dollar Amount of Fund Fees

In its June 2000 report on mutual fund fees, the General Accounting Office recommended that the Commission require mutual funds and/or broker-dealers to send fund shareholders account statements that include the dollar amount of the fund's fees that each investor has indirectly paid. The GAO report surmises that adding personalized expense information to fund account statements may prompt fund shareholders to pay more attention to fees and to compare their fund's fees and services with those of similar funds, thus encouraging more fee-based competition among funds. The report acknowledges that requiring funds and/or broker-dealers to provide this information would impose additional costs on the industry because funds would have to change their account management systems to collect and calculate information that is not currently maintained. The GAO also recommends that the Commission consider alternatives that may provide similar information at lower cost, and identifies two such alternatives.

The GAO report identifies two alternatives that may merit further study. One alternative would be to multiply the fund's per share asset value by the fund's expense ratio, multiply the result by the average number of shares an investor owned during the period, and show the result in the investor's

account statement. This alternative would provide each shareholder with an approximation of the dollar amount of fund expenses that he or she indirectly paid. A second alternative would be to provide information about the dollar amount of fees that were paid during the period for preset investment amounts, such as $1,000. Investors could use the results to estimate the amount they paid on their own accounts. The report notes that the Commission would need to weigh the costs of each approach against the benefits of the additional information to investors.

As the Commission considers how to best disclose to investors the fees and expenses that they incur with investment in a fund, including whether it would be appropriate for fund account statements to include personalized information about expenses or other fund-related data, it will need to consider the advantages and disadvantages of each alternative. For example, providing fund shareholders with personalized information, expressed as a dollar amount, about the fees and expenses that they paid indirectly during the year might increase shareholder awareness of fund fees and expenses. On the other hand, fees and expenses would need to be presented on a standardized basis - *i.e.*, as a percentage of fund assets, for a defined time period, calculated in a manner that is uniform for all funds. Finally, as indicated in the GAO report, the compliance cost associated with a new personalized expense disclosure requirement, which ultimately would be borne by fund shareholders, may be considerable. Computer programs that perform shareholder accounting functions would have to be revised and other costs would be incurred. Administrative difficulties would present an additional obstacle. Shareholder accounting often is performed not by the fund, but by a broker-dealer who, in many cases, has no affiliation with the fund. Moreover, many investors hold their shares in omnibus accounts with broker-dealers. These broker-dealers do not have the information that would be needed to calculate the dollar amount of fees attributable to individual fund shareholders and would have to develop interfaces with the record owners of these accounts.

We believe that an approach that is based on the second alternative suggested by the GAO is likely to have the most favorable trade-off between costs and benefits. That alternative would provide information about the dollar amount of fees paid for preset investment amounts. Specifically, we recommend that information about the dollar amount of fees and expenses be presented in a fund's shareholder reports, so that investors can evaluate the information alongside other key information about the fund's operating results, including management's discussion of the fund's performance. In effect, shareholders would be able to evaluate the costs they pay against the services they receive. We also recommend that some or all of the information about the dollar amount of fees should be calculated in a manner that makes it easy for investors to compare the fees charged by their fund with the fees charged by other funds. Although our recommendation could be implemented in a variety of ways, we believe that the general approach embodied in our recommendation will encourage investors to incorporate information about the dollar amount of fund fees into their decision-making process.

Our approach would be to require fund shareholder reports to include a table that shows the cost in dollars associated with an investment of a standardized amount (*e.g.*, $10,000) that earned the fund's actual return for the period and incurred the fund's actual expenses for the period. The Commission could require, in addition, that the table include the cost in dollars, based on the fund's actual expenses, of a standardized investment

amount (e.g., $10,000) that earned a standardized return (e.g., 5%). This approach would provide additional information about fund fees, provide it in terms of dollar amounts, and provide it in a standardized manner that would facilitate comparison among funds. (The only variable in this calculation would be the level of expenses).[115]

Disclosure about fees and investor education about fees go hand-in-hand. As the primary information source for most fund investors, the mutual fund industry - funds, brokers, and other financial professionals - must play a major role in increasing investor awareness and understanding of fund fees. The fund industry should expand its efforts to educate investors about SEC-mandated disclosures and other information they can use to identify the fees that they pay, compare funds to each other and to other investment alternatives with respect to the level of fees, and consider the effect that fees will have in reducing the amount of wealth they may be accumulated as a result of an investment.[116] The Commission has an important role to play, as well, and should continue its ongoing program (described in Section II) to improve the financial literacy of investors with respect to mutual funds and their costs. As the fee information described above (or other similar information required by the Commission) begins to appear in fund disclosure documents, the Commission should develop educational materials that help investors understand how they can use the new information. Also, as mutual fund fee structures become more complex, the Commission may be able to help investors make better-informed decisions. For example, although multiple share classes offer investors additional choices, investors may be confused by the various fund classes and find it difficult to determine which class represents the best value for their particular circumstances. Because the selection of the appropriate class of shares to invest in can be a complicated decision that generally depends on the unique circumstances of an investor, further investor education concerning these issues would be beneficial.

2. After-Tax Return

We recommend that the Commission adopt proposed amendments to our rules and to Form N-1A, the registration form for mutual funds, that would require disclosure of standardized mutual fund after-tax returns. Although fund expenses play a key role in determining ultimate shareholder wealth, taxes play an even larger role for many investors in mutual funds. A major accounting firm found, for example, that taxes reduced the investment performance of the median domestic stock fund by 2.6% per year.[117] For comparison, we find in our fee study that the median expense ratio for all stock funds in 1999 was 1.3% per year and the weighted average expense ratio (See Section III, Table 9) was 0.90% per year. Due to the significant impact that taxes have on investors, we believe that investors would benefit greatly by receiving better disclosure concerning the effect of tax expense on returns.

B. Fund Governance

1. Role of Independent Directors

We believe that the current regulatory framework would be enhanced by independent directors who more actively monitor fund fees and expenses.

In its October 1999 proposal of new rules and rule amendments, the Commission sought to strengthen the hand of independent directors in dealing with fund management and to provide fund shareholders with greater information to make their own assessment of the directors' independence. We recommend that the Commission consider these proposals as soon as practicable after the Commission staff finishes its review of comments from the public and the industry.

Of particular importance is the proposal that would, in effect, require that independent directors (directors not associated with the fund's management) comprise at least a majority of the members of fund boards. In our view, a fund board that has at least a majority of independent directors is likely to do a better job of representing the interests of fund shareholders than a board that has a lesser percentage of independent directors. An independent director majority would be able to elect officers of the fund, call meetings, solicit proxies, and take other actions without the consent of the adviser.[118] The ability of a board to act without the approval of the inside directors should better enable it to exert a strong and independent influence over fund management. This is particularly true when the board considers the investment advisory fee rate, a situation in which the fund's interests conflict with those of the adviser. Although most funds already have boards with an independent majority, the proposals would ensure that shareholders of all funds that rely on certain Commission exemptive rules (virtually all funds) have the benefits of a board with an independent majority.

Fund directors also can strengthen their hand by educating themselves about issues concerning mutual fund fees and expenses.[119] In particular, we recommend that fund directors focus further on the costs of providing investment management services and, in particular, on whether the funds that they oversee experience any economies of scale. In our study, we found that, for large funds, management expense ratios declined as fund family assets grew. We also found that the management expense ratios of large funds declined as individual fund assets grew, but the decline was not statistically significant. These results suggest that, in certain instances, economies of scale may be experienced primarily at the fund family level and only to a lesser extent or not at all at the fund level. Conclusions as to why economies of scale would be experienced in this way, however, cannot be drawn without knowing what the costs of supplying particular services were to the investment advisory firms.[120]

At the fund level, however, fund directors can obtain information about the cost of providing investment management services to the funds that they oversee. Fund directors can use this information to evaluate whether the funds that they oversee are experiencing any economies of scale and to assist them in ensuring that fund shareholders share in the benefits of any reduced costs. Whether increases in assets of a fund or fund family produce economies of scale is a factor that may influence fund directors' views on, among other things, the amount of fees that the fund should pay for advisory and other services and whether a rule 12b-1 plan for the fund is appropriate.

If the fund or fund family is experiencing economies of scale, fund directors have an obligation to ensure that fund shareholders share in the benefits of the reduced costs by, for example, requiring that the adviser's fees be lowered, breakpoints be included in the adviser's fees, or that the adviser

provide additional services under the advisory contract. If the fund or fund family is not experiencing economies of scale, then the directors may seek to determine from the adviser how the adviser might operate more efficiently in order to produce economies of scale as fund assets grow. We believe that fund directors who ask pertinent questions about investment management costs can more effectively represent the interests of the shareholders they represent.

We believe that fund directors would benefit from learning about the types of information that they can review when making their decisions, including information that would enable them to determine whether their funds are experiencing any economies of scale. We believe that fund directors also would benefit from knowing about other sources of data and information that would enable them to compare the costs of investment management of the funds that they oversee with those of other funds. Fund directors who are equipped with this information can more effectively represent the interests of the fund's shareholders when setting and re-approving advisory and other fees.

Not all costs associated with investment in a mutual fund are paid for via the fund's expense ratio. The cost of effecting the fund's portfolio transactions, for example, is reflected in the amount paid when the fund buys or sells portfolio securities.[121] For many funds, the amount of portfolio transaction costs incurred during a typical year is substantial.[122] Clearly, fund directors should focus on portfolio transaction costs.[123] As they review fund transaction costs, fund directors should pay particular attention to soft dollar practices -- arrangements under which the fund's investment manager obtains, from or through a broker dealer, products or services other than execution of securities transactions. The manager obtains these services in exchange for allocating client brokerage transactions to the broker-dealer.[124]

In addition to reviewing soft dollar practices, fund directors should carefully consider directed brokerage arrangements. Under a directed brokerage arrangement, the fund asks the investment adviser to direct securities transactions to a particular broker that has agreed to provide services, pay for services provided by others, or make cash rebates to the fund. Funds typically enter into directed brokerage arrangements to offset fund expenses, such as audit, legal, and custodial fees. Although directed brokerage does not involve the conflicts posed by soft dollars, it does raise issues related to how a fund's assets are being expended and other issues, including disclosure.[125]

2. Rule 12b-1

We recommend that the Commission consider whether it would be appropriate to review the requirements of rule 12b-1 that govern how funds adopt and continue their rule 12b-1 plans. We believe that modifications may be needed to reflect changes in the manner in which funds are marketed and distributed and the experience gained from observing how rule 12b-1 has operated since it was adopted in 1980.[126] The rule essentially requires fund directors to view a fund's 12b-1 plan as a temporary measure even in situations where the fund's existing distribution arrangements would collapse if the rule 12b-1 plan were terminated. Under the rule, fund directors must adopt a 12b-1 plan for not more than one year, may terminate the plan even before the end of that year, and must consider at least annually whether the plan should be continued.[127]

In addition, many directors believe that when they consider whether to approve or continue a 12b-1 plan, they are required to evaluate the plan as if it were a temporary arrangement.[128] The adopting release for rule 12b-1 included a list of factors that fund boards might take into account when they consider whether to approve or continue a rule 12b-1 plan.[129] Many of the factors presupposed that funds would typically adopt rule 12b-1 plans for relatively short periods in order to solve a particular distribution problem or to respond to specific circumstances, such as net redemptions.[130] Although the factors are suggested and not required, some industry participants indicate that the factors are given great weight by fund boards. Some argue that the recitation of the factors impedes board oversight of rule 12b-1 plans because the temptation to rely on the factors, whether they are relevant to a particular situation or not, is too great to ignore.[131] Although the factors may have appropriately reflected industry conditions as they existed in the late 1970s, others argue that many have subsequently become obsolete because, today, many funds adopt a rule 12b-1 plan as a substitute for or supplement to sales charges or as an ongoing method of paying for marketing and distribution arrangements.[132]

The mutual fund industry utilizes a number of marketing and distribution practices that did not exist when Rule 12b-1 was adopted. For example, as described in Section III, many funds offer their shares in multiple classes -- an organizational structure that permits investors to choose whether to pay for fund distribution and marketing costs up-front (via front-end sales charge), over time from their fund investment (via 12b-1 fee), when they redeem (via deferred sales charge), or in some combination of the above.[133] Rule 12b-1 plans are integral to these arrangements - they are the means by which the brokers that sell fund shares under these arrangements are paid. Some industry observers argue that fund principal underwriters and boards of directors may have good reason to view this type of 12b-1 plan as an indefinite commitment because a multi-class distribution arrangement could not continue to exist if the associated rule 12b-1 plan were terminated or not renewed.

Other funds offer their shares primarily through fund supermarkets -- programs sponsored by financial institutions through which their customers may purchase and redeem a variety of funds, with or without paying transaction fees. (Fund supermarkets are popular because they enable investors to consolidate their holdings of funds from different fund groups in a single brokerage account and to receive a consolidated statement listing all fund holdings.)[134] Many funds that offer shares through fund supermarkets adopt rule 12b-1 plans to finance the payment of fees that are charged by the sponsors of fund supermarkets. Some may argue that because these 12b-1 plans are essential to the funds' participation in fund supermarket programs, these 12b-1 plans may be legitimately be viewed as indefinite commitments. In addition, because most funds pay fees to fund supermarkets for a mixture of distribution and non-distribution services, it can be difficult to determine when and how rule 12b-1 applies to these fees. Although the Division has provided additional guidance about what constitutes a distribution expense,[135] questions still remain about how to determine whether a particular activity is primarily intended to result in the sale of fund shares, and therefore must be covered by a rule 12b-1 plan.

A third significant change in distribution practices is that some fund

distributors are now able to finance their efforts by borrowing from banks, finance companies, or the capital markets because they can use anticipated 12b-1 revenues as collateral, or as the promised source of payment.[136] If a fund adopts a 12b-1 plan, the right of its distributor to receive future 12b-1 fees from the fund is an asset of the distributor. Some distributors borrow from banks, finance companies, or other financial intermediaries, using this asset as collateral. Other distributors issue debt securities (asset-backed securities) for which the payment of principal and interest is backed by the distributors' contractual right to receive a stream of future 12b-1 fees.[137] Although the independent directors of a fund have the legal right to terminate a fund's rule 12b-1 plan, the independent directors may be less likely to do so if the fund's future 12b-1 fees have been pledged to secure a bank loan or to pay principal and interest due on asset-backed securities.[138]

Because of these issues, the Commission should consider whether to give additional or different guidance to fund directors with respect to their review of rule 12b-1 plans, including whether the factors suggested by the 1980 adopting release[139] are still valid. The Commission also should consider whether the procedural requirements of Rule 12b-1 need to be modified to reflect changes in fund distribution practices that have developed since the rule was adopted twenty years ago or may be developed in the future.

***

Over the past 60 years, the Commission has sought to protect the interests of fund investors with respect to fund fees and expenses through a combination of procedural safeguards to prevent conflicts of interest from resulting in excessive fees, full disclosure to make fund fees and expenses more transparent and easier to compare, and educational efforts designed to make investors more aware of the importance of fees and better able to use the fee disclosures that are available. We continue to believe that this approach is sound and is consistent with the regulatory framework established by Congress. We believe, however, that improvements can be made. The recommendations described above would provide investors with better information about fund fees, energize fund directors to take a more active role in monitoring fees, and enhance the Commission's ongoing efforts to improve investors' financial literacy with respect to mutual funds and their costs.

V. APPENDIX ONE: REGRESSION TABLE

Sample is all classes of funds covered by Morningstar as of March 1999. Assets is Ln of fund assets. Famsize is 1/assets of fund family. Famnum is Ln of funds in the family. Turnover is Ln of class's turnover. Holdings is Ln of number of portfolio holdings. Age is Ln of fund age. Domestic equity is a indicator variable (1=domestic equity, 0=all others). Hybrid is an indicator variable (1=domestic hybrid fund, 0=all others). International bond is an indicator variable (1=international bond fund, 0=all others). International equity is an indicator variable (1=international equity fund, 0=all others). Specialty is an indicator variable (1=specialty fund, 0=all others). The omitted investment objective is domestic bond funds. Index is an indicator variable (1=index fund, 0=all others). Institutional is an indicator variable (1=institutional fund or class, 0=all others). Load is an indicator variable (1=front-end load, 0=all others). Multi-class is an indicator variable (1=multi-class, 0=single class funds). 12b-1 is the maximum 12b-1 fee

authorized.

	Total Expenses	Management Expenses
Constant	.83 (21.7)	1.02 (15.0)
Assets	-.095 (-24.0)	-.01 (-1.4)
1/Famsize	.752 (8.9)	
Ln Famsize	.	-.047 (-6.1)
Famnum	-.061 (-10.3)	.002 (0.2)
Turnover	.065 (12.1)	.04 (6.3)
Holdings	.035 (5.5)	.003 (0.5)
Age	.047 (5.9)	-.055 (-6.8)
Domestic Equity	.44 (31.6)	.175 (9.3)
Hybrid	.22 (11.4)	.064 (2.8)
International Bond	.308 (8.4)	.033 (0.4)
International Equity	.822 (48.4)	.319 (13.9)
Specialty	.621 (25.0)	.228 (7.9)
Index	-.454 (-12.1)	-.328 (-10.8)
Institutional	-.224 (-12.4)	-.096 (-5.3)
Load	-.064 (-4.5)	-.013 (-0.9)

Multi-class	.136 (8.6)	.014 (1.0)
12b-1	.928 (48.7)	
Adj R^2	.56	.47
N	8,901	1,000

VII. APPENDIX TWO: EXPENSE RATIO TRENDS BY DISTRIBUTION

CATEGORY

Note: In the body of our report, we analyzed expense ratio trends for two distribution categories -- load funds and no-load funds. In this Appendix, we subdivide the no-load fund category into two subcategories -- pure no-load and extended no-load -- and restate the data accordingly.

Table 1
Number of Classes by Distribution Category

	Pure No-Load Classes	Extended No-Load Classes	Load Classes	Load Classes Percent of Total
1979	201	-	316	61%
1992	750	-	1,530	67%
1995	2,043	2,380	4,302	64%
1996	2,135	2,506	4,459	64%
1997	2,121	2,576	4,415	63%
1998	2,601	3,229	5,184	62%
1999	2,871	3,418	5,483	62%

Table 2
Class Assets by Distribution Category

($ Millions)

	Pure No-Load Classes	Extended No-Load Classes	Load Classes	Load Classes Percent of Total
1979	$15,451	-	$36,204	70%
1992	$254,062	-	$628,617	71%
1995	$868,541	$916,401	$1,158,001	56%
1996	$1,021,953	$1,076,530	$1,293,730	55%
1997	$1,299,859	$1,384,483	$1,617,017	54%
1998	$1,634,974	$1,751,804	$1,807,092	51%
1999	$2,130,312	$2,259,836	$2,196,776	49%

Tables 1 and 2 show that 84% of the classes in the extended no load category are "pure" no-load classes (classes with no 12b-1 fee) and they account for 94% of the assets. In 1999, 547 (16%) of extended no-load classes charged a 12b-1 fee. These funds accounted for 6% of category assets. These figures represent a slight increase compared to 1995, when 337 (14%) of extended no-load classes had a 12b-1 fee and these funds

accounted for 5% of category assets.

Table 3
Weighted Average Expense Ratios by Distribution Category

	Pure No-Load Classes	Extended No-Load Classes	Load Classes
1979	.75%	-	.72%
1992	.80%	-	1.02%
1995	.74%	.76%	1.17%
1996	.73%	.75%	1.17%
1997	.70%	.72%	1.14%
1998	.66%	.68%	1.12%
1999	.69%	.72%	1.17%

Table 3 shows the trend in average expense ratio by distribution category over the study period. (Expense ratios are weighted by asset size in all cases.) The expense ratio of the average pure no-load class rose from 75 basis points in 1979 to 80 basis points in 1992, before declining to 74 basis points in 1995, 70 basis points in 1997, 66 basis points in 1998, before rising to 69 basis points in 1999. The inclusion in the extended no-load category of classes with 12b-1 fees of 1-25 basis points seems to have added 3 basis points to the average expense ratio in 1999.

FOOTNOTES

[1] This Report presents the results of an analysis of fee data for all stock mutual funds and bond mutual funds that were in our database at the end of 1979, 1992, 1995, 1996, 1997, 1998, and 1999; and for which data were available. Money market funds are excluded from the analysis because they have a different cost structure. Also excluded are the underlying mutual funds of insurance company separate accounts, closed-end investment companies, unit investment trusts, and face amount certificate companies. For an explanation of the data items used in the study, *see infra* Section III.B.3.

[2] The Random House College Dictionary defines a fee as "a charge or payment for services," Random House College Dictionary 484 (Revised 1st Ed. 1982), and defines an expense as any "cost or charge." *Id.* at 465. We use the terms interchangeably in this report.

[3] Retirement assets invested in mutual funds have increased from $300 billion in 1991 to almost $2.5 trillion in 1999. *See* Investment Company Institute, Mutual Fund Fact Book 50 (2000) (hereinafter "ICI Fact Book"). *See also* Karen Damato, *Facing the Future of Funds*, Wall St. J., Jan. 10, 2000, at R1 (discussing generally the increasing importance of the mutual fund industry during the 1990s).

[4] *See* ICI Fact Book, *supra* note 3, at 69.

[5] The number of funds represents the number of stock, bond and money market fund portfolios as of the end of the year. *Id.* at 71.

[6] See Investment Company Institute, Fundamentals: Investment Company Research in Brief, Aug. 2000 at 1 (number of fund shareholders) (hereinafter "Fundamentals"); ICI Fact Book, *supra* note 3, at 67 (value of fund assets); Federal Reserve Board, *Financial and Business Statistics*, 85 Fed. Reserve Bull. A1, A15 (May 1999) (value of commercial bank assets).

[7] See fundamentals, *supra* note 6, at 1.

[8] See ICI Fact Book, *supra* note 3, at 50-51.

[9] See, e.g., John C. Bogle, *Do Mutual Funds Charge You Too Much?*, Mutual Funds, Oct. 1998, at 80; Amy C. Arnott, *The Rising Tide*, Morningstar Mutual Funds, Oct. 11, 1996, at S1-S2.

[10] ICI Fact Book, *supra* note 3, at 30.

[11] The GAO report, *Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition*, GAO/GGD-00-126 (General Accounting Office, June 2000) (hereinafter "GAO Report"), was delivered to the Chairman of the House Subcommittee on Finance and Hazardous Materials and the Ranking Member of the House Commerce Committee in June 2000.

[12] However, Section 36(b) of the Act, 15 U.S.C. § 80a-35(b) (2000), authorizes the Commission to sue fund advisers that breach their fiduciary duty with respect to their receipt of compensation from a fund.

[13] See, e.g., Dan Moreau, *SEC Watches Over Mutual Fund Industry*, Investor's Bus. Daily, June 15, 1999, at B1; Carole Gould, 'Truth in Advertising' for Mutual Funds, N.Y. Times, Apr. 17, 1988, § 3, at 11; Jane Bryant Quinn, *New Mutual Fund Table is Valuable Tool for Investors*, St. Petersburg Times, May 12, 1988, at 19A; Bill Sing, *Rules Offer Some Help on Shopping for Funds*, L.A. Times, Apr. 30, 1988, § 4, at 3; Jan M. Rosen, *Comparing Costs of Mutual Funds*, N.Y. Times, Jul. 30, 1988, at 34.

[14] See GAO Report, *supra* note 11, at 97-98.

[15] These data are the type of fee information that GAO recommended that investors be given. *See* GAO Report, *supra* note 11, at 97 (second alternative).

[16] See *infra* p. 74.

[17] See Disclosure of Mutual Fund After-Tax Returns, Investment Company Act Release No. 33-7809, 65 Fed. Reg. 15,500 (Mar. 15, 2000).

[18] Most notably, in 1970 Congress enacted Section 36(b) of the Investment Company Act to impose on advisers a fiduciary duty with respect to the amount of compensation that they receive; amended Section 15(c) to strengthen the ability of directors to scrutinize advisory contracts, and enacted Section 2(a) (19) to strengthen the standards for determining who may serve as an "independent" fund director. *See* Investment Company Act Amendments of 1970, Pub. Law No. 91-547, 84 Stat. 1413 (1970). *See also*

S. Rep. 91-184 (1970), *reprinted in* 1970 U.S.C.C.A.N. 4897 (legislative history of the 1970 amendments); Division of Investment Management, Protecting Investors: A Half Century of Investment Company Regulation 257 n.14 (May 1992) (hereinafter "Protecting Investors").

[19] The organizing entity might be an entity other than an adviser, such as a fund's administrator or its principal underwriter, which sells the fund's shares pursuant to an underwriting contract with the fund.

[20] As enacted in 1940, the Investment Company Act had few limits on mutual fund fees, including sales loads and advisory fees. The Investment Company Act included a general prohibition on unconscionable or grossly excessive sales loads (that was modified in 1970 to prohibit excessive sales loads), to be defined by a securities association. *See* Investment Company Act of 1940, Pub. L. No. 76-768, § 22(b), 54 Stat. 789, 823 (1940) (codified as amended at 15 U.S.C. § 80a-22 (2000)); Investment Company Amendments Act of 1970, Pub. L. No. 91-547, § 12, 84 Stat. 1413, 1422 (1970) (codified as amended at 15 U.S.C. § 80a-22 (2000)). For example, in *Saxe v. Brady*, 184 A.2d 602 (Del. Ch. 1962), a leading case under the original Section 36, the court noted that because fund shareholders were properly informed of all material facts, plaintiffs had the burden of proving that the fee was so out of proportion to the value of services rendered as to make it unconscionable. Moreover, because the requisite disclosures to shareholders had been made, the court held that "corporate waste" and not fairness was the appropriate standard by which fees should be judged. The court made this finding even though it noted that:

[The adviser's] profits are certainly approaching the point where they are *outstripping any reasonable relationship to expenses and effort even in a legal sense.* And this is so even after making due allowance for incentive and benefit presumably conferred. This is not to say that no payment is justified *after a fund reaches a particular size. It is only to say that the business community might reasonably expect that at some point those representing the fund would see that the management fee was adjusted to reflect the diminution of the cost factor.*

Id. at 610. *See also* William P. Rogers and James N. Benedict, *Money Market Fund Management Fees: How Much is Too Much?*, 57 N.Y.U. L. Rev. 1059, 1074-88, & nn.79-88 (generally discussing the *Saxe* case). The National Association of Securities Dealers ("NASD") has promulgated a rule prohibiting NASD members from selling mutual fund shares if the sales charges on the shares exceed specified caps. *See* NASD Rule 2830, NASD Manual, (CCH) ¶ 4621 (2000).

[21] *Burks v. Lasker*, 441 U.S. 471, 484 (1979).

[22] Section 10(a) of the Investment Company Act of 1940, Pub. L. No. 76-768, § 10(a), 54 Stat. 789, 806 (1940) (codified as amended at 15 U.S.C. § 80a-10 (2000)).

[23] Section 15(a) of the Investment Company Act generally makes it unlawful for any person to serve as an investment adviser to a fund except pursuant to a written contract that has been approved by a majority of the fund's outstanding voting securities and a majority of the fund's independent directors. Typically, the adviser, as the initial shareholder of the fund, initially

approves the contract. After the initial two-year contractual period, Section 15 requires that the contract be renewed annually by a majority of the fund's independent directors or its shareholders. Similarly, Section 15 requires that the fund's underwriting contract be approved annually by a majority of the fund's independent directors. *See* 15 U.S.C. § 80a-15 (2000).

[24] Section 15(c) of the Investment Company Act, 15 U.S.C. § 80a-15(c) (2000).

[25] *See* Protecting Investors, *supra* note 18, at 256-258 (discussion of board evaluation of mutual fund fees). *See infra* pp. 20-21, for a discussion of the factors that directors consider when reviewing investment advisory contracts.

[26] Rule 12b-1(b) under the Investment Company Act, 17 C.F.R. § 270.12b-1 (b) (2000). A Rule 12b-1 plan also must be approved by a majority of the outstanding voting securities of the fund. *See* 17 C.F.R. § 270.12b-1(b)(1) (2000).

[27] Rule 12b-1 addresses the potential conflicts of interest between a fund and its investment adviser that are created when a fund bears its own distribution expenses. An investment adviser that receives an asset-based advisory fee has an incentive to increase the amount of the fund's assets because the fee received would become larger as assets grow. As a result, an investment adviser often will pay for marketing expenses itself in order to increase the asset size of the fund. When a fund pays its own distribution expenses through a 12b-1 plan, both the adviser and fund shareholders may benefit from the increased size of the fund, but the adviser is spared the cost of paying for the distribution expenses itself.

[28] We note that the NASD has imposed an annual cap on asset-based sales charges of 0.75% of average annual net assets and an additional 0.25% for service fees. *See* NASD Rule 2830, NASD Manual, (CCH) ¶ 4621 (2000). The NASD took this action to assure that shareholders paying for distribution indirectly through Rule 12b-1 fees would pay no more than shareholders paying for distribution directly through front-end loads. *See* Form 19b-4, Notice of Proposed Rule Change by National Association of Securities Dealers, Inc. Relating to the Limitation of Asset-Based Sales Charges as Imposed by Investment Companies, Exchange Act Release No. 29,070, 48 S.E.C. Docket 976 (Apr. 12, 1991).

[29] In the adopting release to rule 12b-1, the Commission identified certain factors that the directors should consider, if applicable, when reviewing and approving a rule 12b-1 plan. Among other factors, the Commission stated that directors should consider the nature of the problems or circumstances which purportedly make implementation or continuation of such a plan necessary or appropriate; consider the causes of such problems or circumstances; and consider the way in which the plan would address these problems or circumstances and how it would be expected to resolve or alleviate them, including the nature and approximate amount of the expenditures; the relationship of such expenditures to the overall cost structure of the fund; the nature of the anticipated benefits, and the time it would take for those benefits to be achieved. *See* Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11,414, 45 Fed. Reg. 73,898, 73,904 (Oct. 28, 1980). In addition, the Commission stated that directors should consider the possible benefits of the plan to other

persons compared to those expected to inure to the fund, and, in the case of a decision on whether to continue a plan, whether the plan has in fact produced the anticipated benefits for the fund and its shareholders. *Id.*

[30] Because an adviser's duty under Section 36(b) applies to all fees received by the adviser and its affiliates, a fund's board of directors should review the dollar amounts paid and the services performed under any service contract between the company and the adviser or its affiliates. *See* Protecting Investors, *supra* note 18, at 258 and nn.23-24.

[31] *See* S. Rep. No. 91-184 (1969), *reprinted in* 1970 U.S.C.C.A.N. 4897.

[32] Congress adopted Section 36(b) as part to the 1970 amendments to the Investment Company Act in response to concerns that advisory fees were not subject to usual competitive pressures because of the external management of mutual funds. The Commission had recommended amendments that, among other things, required that compensation received by affiliated persons of investment companies for services furnished to the company be reasonable and that this standard be enforceable in the courts. Rather than impose a reasonableness standard, however, Congress imposed the fiduciary duty of Section 36(b). *See* Protecting Investors, *supra* note 18, at 317-19 (discussion of legislative history of Section 36(b)).

[33] *See* Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b) (2000). *See also Krinsk v. Fund Asset Mgmt., Inc.,* 715 F. Supp. 472, 485 (S.D.N.Y. 1988), *aff'd,* 875 F.2d 404 (2d Cir. 1989).

[34] *See Krinsk,* 875 F.2d at 412; *Schuyt v. Rowe Price Prime Reserve Fund, Inc.,* 835 F.2d 45 (2d Cir. 1987); *Gartenberg v. Merrill Lynch Asset Management, Inc.;* 694 F.2d 923, 930 (2d Cir. 1982); *Kalish v. Franklin Advisers, Inc.,* 742 F. Supp. 1222 (S.D.N.Y. 1990), *aff'd* 928 F.2d 590 (2nd Cir. 1991).

[35] *See Gartenberg,* 694 F.2d at 928; *Krinsk,* 875 F.2d at 409.

[36] *See Krinsk v. Fund Asset Mgmt., Inc.,* 875 F.2d 404 (2d Cir. 1989).; *Schuyt v. Rowe Price Prime Reserve Fund, Inc.,* 835 F.2d 45 (2d Cir. 1987); *Gartenberg v. Merrill Lynch Asset Management, Inc.,* 694 F.2d 923, 930 (2d Cir. 1982); *Kalish v. Franklin Advisers, Inc.,* 742 F. Supp. 1222 (S.D.N.Y. 1990). Although the courts note that fees charged by other funds is not the principal factor to be considered in evaluating a fee under Section 36(b), such comparative information is significant.

[37] Section 8 of the Investment Company Act requires mutual funds to register with the Commission. 15 U.S.C. § 80a-8 (2000). If the fund is conducting a public offering of its shares, it also must file a registration statement to register the offering of those shares under the Securities Act of 1933 ("Securities Act"). Form N-1A is used by a mutual fund both to register the fund under the Investment Company Act and to register the offering and sale of shares under the Securities Act. The registration statement includes the fund's prospectus.

[38] Consolidated Disclosure of Mutual Fund Expenses, Investment Company Act Release No. 16,244, 53 Fed. Reg. 3192 (Feb. 1, 1988) (adopting

release); Investment Company Act Release No. 15,932, 52 Fed. Reg. 32018 (Aug. 18, 1987) (reproposing release); Investment Company Act Release No. 14,230, 49 Fed. Reg. 45171 (Nov. 9, 1984) (proposing release).

[39] Registration Form Used by Open-End Management Investment Companies, Investment Company Act Release No. 23,064, 63 Fed. Reg. 13916 (Mar. 13, 1998) (hereinafter "Form N-1A Adopting Release").

[40] The fee table is Item 3 of Form N-1A.

[41] The Commission also made several improvements to the fee table itself. For example, in order to give investors clearer information about the long-term costs of an investment, the Commission modified the manner in which a fund may show the effect of expense reimbursements and fee waiver arrangements that temporarily reduce costs. See Form N-1A Adopting Release, *supra* note 39, at 13924-25.

[42] See SEC Chairman Arthur Levitt, *Sept. 28, 1998 Testimony before the Subcomm. on Finance and Hazardous Materials of the House Comm. on Commerce*, (visited Nov. 8, 2000) www.sec.gov/news/testmony/tsty1398.htm (concerning transparency in the United States debt markets and mutual fund fees and expenses).

[43] See also Investment Company Institute, Report of the Advisory Group on Best Practices for Fund Directors: Enhancing a Culture of Independence and Effectiveness (June 24, 1999).

[44] Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24,082, 64 Fed. Reg. 59826 (Oct. 14, 1999).

[45] Interpretive Matters Concerning Independent Directors of Investment Companies, Investment Company Act Release No. 24,083, 64 Fed. Reg. 59877 (Oct. 14, 1999).

[46] See *Mutual Fund Investing: Look at More than A Fund's Past Performance* (last modified Jan. 1, 2000) http://www.sec.gov/consumer/mperf.htm.

[47] *Mutual Fund Cost Calculator* (last modified Sept. 6, 2000) http: www.sec.gov/mfcc/mfcc-int.htm. During the first quarter of 2000, the calculator averaged over 8,500 hits per month - making it one of the most frequented portions of the Commission's web site.

[48] *Investment Options* (last modified Sept. 7, 2000) http://www.sec.gov/consumer/investop.htm.

[49] Investment Company Institute, *Frequently Asked Questions About Mutual Fund Fees* (1998) http://www.ici.org/pdf/mf_fee_faqs.pdf.

[50] *Financial Facts Tool Kit* (last modified Apr. 21, 1999) www.sec.gov/consumer/tookit.htm.

[51] *Invest Wisely, An Introduction to Mutual Funds, Advice from the U.S. Securities and Exchange Commission* (last modified Aug. 1, 2000)

www.sec.gov/consumer/ Inwsmf.htm.

[52] *Search Key Topics* (continuously updated) http://www.sec.gov/answers.shtml. *See, e.g., Mutual Fund Fees and Expenses* (last modified Oct. 19, 2000) http://www.sec.gov/answers/mffees.htm. Investors can also order a hard copy of this brochure by calling the SEC's toll-free publications line at 800-SEC-0330.

[53] Disclosure of Mutual Fund After-Tax Returns, Investment Company Act Release No. 24,339, 65 Fed. Reg. 15500 (Mar. 15, 2000).

[54] *See* Scott Cooley, *Revisiting Fund Costs: Up or Down,* Morningstar Mutual Funds, Feb. 21, 1999, at S1-S2. The fund groups are American Funds, Fidelity, and Vanguard. For information about the relative asset-weighted ownership cost of 30 large fund groups, see the data table at http://www.morningstar.com/ news/MS/ Commentary/ 990219com.msnhtml (visited Feb. 26, 1999).

[55] *See* Lipper Inc., Lipper Directors' Analytical Data app. (1st ed. 2000) (Summary Table by Complex). The asset figures include stock, bond, and money market mutual funds and exclude underlying mutual funds of insurance company separate accounts. For stock funds, the market share of the three fund families in 1998 was 35%. *See* John Rekenthaler, *Which Way is Up? The Debate About Fund Costs* (visited Dec. 23, 1998), http://www.morningstar.com/ news/MS /IvoryTowers/ 981223Rek.msnhtml.

[56] *See* Janet Novack, *Custom-made Mutual Funds,* (visited Sept. 11, 2000) http://www.forbesbest.com/0911/072.htm

[57] *See New online brokers let you build your own mutual fund at a bargain price,* S.F. Chron. (visited Aug. 1, 2000) http://www.sfgate.com/cgi-bin/article.cgi? file=/chronicle/archive/2000/08/01BU107294.DTL. For a description of FOLIO*[fn],* one version of this type of product, *see* Financial Research Corp., *Shake and Bake Mutual Funds: Technology Enables Creation of Individualized Mutual Funds,* Mutual Fund Cafe (visited Nov. 8, 2000) http://www.mfcafe.com/pantry/bps_062600.html.

[58] In what may be a sign of things to come, the Vanguard Group recently announced that it would reduce the fees charged to fund shareholders with large account balances and long holding periods - generally speaking, a fund's preferred customer-base. Fees paid by large, long-term investors in one fund, the Vanguard Index 500, for example, would be reduced from 18 basis points to 12 basis points. One commentator speculates that this reduction is an attempt to compete with ETFs. Dan Culloton, *Vanguard Lets Big Retail Investors Become Admirals,* (visited July 26, 2000) http://www.morningstar.com/news/Wire/0,1230,2393,00.html. The fee rate charged to holders of the largest ETF, Standard & Poor's Depository Receipts Trust, Series 1 -- popularly known as Spiders -- is 12 basis points.

[59] The management expense ratio is the dollar amount of a fund's management expenses divided by its average net assets. Management expenses include payments made by the fund to its investment adviser (or to affiliates of the adviser) for investment management, administrative or other

services. *See infra* Section III.B.1 (What Costs are Included in a Fund's Expense Ratio?)

60 Some funds define the term management fee narrowly, to cover only the cost of selecting portfolio securities. These funds pay for administration, record keeping, and other services under separate contracts with other service providers. Other funds define the management fee broadly, to cover a variety of administrative and other services, in addition to expenses associated with selecting portfolio securities. A few funds have "unified" fees under which the management fee pays for all fund expenses (the management fee is equal to the expense ratio). Thus, if Fund A has a higher management fee than Fund B, it may mean that Fund A pays a higher fee to its adviser. Alternatively, it may mean that Fund A's management fee pays for services that are provided and charged for separately by Fund B's adviser, an affiliate of the adviser, or outside contractors.

61 Rule 12b-1 fees are most commonly used to pay for sales commissions, printing prospectuses and sales literature, advertising, and similar expenses. Some funds, however, adopt 12b-1 fees to cover expenses considered by other funds to be advisory or administrative expenses for which no plan may be required. To complicate the issue further, a fund might pay broker-dealer firms under a 12b-1 plan for services provided to fund shareholders who are the broker-dealer's customers while paying banks under an administrative agreement for providing the same services to fund shareholders who are bank customers. In addition, because it is unclear what expenses are properly considered distribution expenses, some funds, out of an abundance of caution, adopt "defensive" 12b-1 plans. Defensive plans exist solely to ensure that if a court found any fund operating expense to be also a distribution expense, the expense would be covered under a 12b-1 plan. The result: some funds have 12b-1 plans although no assets are used for distribution purposes. Similarly, other funds, that do use their assets to pay for distribution, extend their 12b-1 plans to cover operating expenses as well.

62 *See* Protecting Investors, *supra* note 18, at 320-26.

63 The sales load -- representing the difference between the price per share at which fund shares are offered to the public and the net amount per share invested in the fund -- is retained by a fund's principal underwriter and/or the selling broker-dealer and no part is paid to the fund. The sales load is used to finance the broker's commissions, other sales and promotional expenses, and the underwriter's profit (if any).

64 During the 1970s, the Commission received a number of requests to allow fund assets to be used to pay for distribution. Reasons cited to approve these requests included rising net redemptions, growing public resistance to high front-end sales loads, the increased popularity of no-load funds, and the availability of competing investment products without front-end loads. Another rationale was that use of fund assets for distribution expenditures would result in a net flow of cash into funds, and in turn, economies of scale and more effective portfolio management. In 1979, after extensive consideration, the Commission proposed rule 12b-1, stating that funds should be permitted to bear distribution expenses if they were disclosed and regulated. Bearing of Mutual Fund Expenses by Shareholders, Investment Company Act Release No. 10,862, 44 Fed. Reg. 54014 (Sept. 17, 1979). The Commission adopted rule 12b-1 in October 1980. Bearing of Distribution

Expenses by Mutual Funds, Investment Company Act Release No. 11,414, 45 Fed. Reg. 73898 (Oct. 28, 1980).

[65] Investment Company Institute, Statement of the Investment Company Institute Regarding the Operation of Rule 12b-1 Plans, 23 (Aug. 8, 1986).

[66] See Protecting Investors, supra note 18, at 294.

[67] Many fund families offer their funds in a multi-class structure. One common structure consists of a share class with a front-end load and a small 12b-1 fee, commonly referred to as "A Shares"; a share class with a CDSL and a larger 12b-1 fee that expires after, typically, 5-8 years, commonly known as "B Shares"; and a share class with a larger 12b-1 fee that never expires, but no front-end load or CDSL, commonly referred to as "C shares".

[68] Order Approving Proposed Rule Change Relating to the Limitation of Asset-Based Sales Charges as Imposed by Investment Companies, Securities Exchange Act Release No. 30,897, 57 Fed. Reg. 30985 (July 7, 1992).

[69] A basis point is equal to 1/100 of 1%.

[70] See infra Section III.C.4 for a further discussion of total shareholder cost analysis.

[71] Although we attempted to use all available data, we eliminated some funds from the study because of missing data. For example, in 1999 the Morningstar Principia Pro database included observations for 11,078 classes. We excluded 2,177 classes because they were missing data for one or more of the variables in our regression. There were 1,084 classes without values for the expense ratio, and another 1,093 classes without values for one or more of the independent variables. This left us with 8,901 classes for which we have complete data.

[72] The Morningstar databases use fund classes, rather than funds as the basic data item. The ramifications of this approach are discussed below and infra, note 97.

[73] See supra note 67 and accompanying text.

[74] Master-feeder arrangements are another organizational structure that is designed to offer additional choice to fund investors. Like a "regular" mutual fund, a master fund invests in stocks, bonds, and other portfolio securities. Unlike a regular mutual fund, the master fund distributes its shares not directly, but through other funds (feeder funds). A feeder fund sells its shares to the public, but invests only in shares of the master fund. Feeder funds, like classes, may offer varying levels of service or alternative ways of paying for distribution costs. The Morningstar Principia Pro database includes feeder funds as separate observations. Principia Pro identified 556 feeder funds with total assets of more than $200 billion as of March 31, 2000.

[75] Although investors purchase shares of a specific class and incur that classes' expenses, analysis of fund expenses at the class level can sometimes produce anomalous results. Consider the following example: Class S of Big

Fund, Inc. (Big Fund: S) is a small (in terms of asset size) share class of a very large fund. Small Fund, Inc. is identical to Big Fund: S in all respects (same asset size, investment objective, etc.) except that it is a stand-alone fund. Big Fund: S is likely to have a lower expense ratio than Small Fund, Inc. because Big Fund: S is likely to benefit from scale economies that are produced by Big Fund's other, larger classes. A mutual fund expense analysis that is performed at the class level would incorrectly identify Big Fund: S as a small fund with low expenses, when it may more appropriately be identified as a large fund with low expenses.

[76] In constructing our econometric model, we consider each class of a multi-class fund to have an asset size equal to the sum of the assets of all the classes that share a common investment portfolio. See infra, note 98 and accompanying text.

[77] All mutual funds are required to provide reports to shareholders, including expense ratios, 60 days after the end of their fiscal years. To capture data on a calendar year basis, we used Morningstar data for the end of March.

[78] Although we recognize that the sample may not adequately portray the experience of smaller funds, we believe that the sample reflects the results that are likely to be experienced by funds with the most assets and the most shareholders.

[79] For this analysis, multiple-class funds were evaluated at the fund level because all classes of a multiple class fund are subject to a single management contract.

[80] An equally weighted average assumes that all members of a population are equally important and gives equal weight to all data points. In populations where some members are more important than others, an average that gives more weight to the more important members (weighted average) may be more appropriate.

[81] It would appear that the weighted expense ratio increased in 1999 as a result of the growth in assets of equity, international and specialty classes relative to bond classes. Assets of equity classes increased 2.9%, international classes increased 1.7% and specialty classes increased 2.0%, while assets of bond classes declined 6.6%. Because equity, international and specialty classes generally have higher expense ratios than bond classes, any increase in the proportion of assets in these investment categories would tend to increase the weighted average for all classes. See infra, Section III.C.5.

[82] For a discussion of the extent to which lines between mutual fund distribution expense categories and marketing channels have become blurred, see Financial Research Corp., The Alphabet Soup of Share Classes: Or Whatever Happened to Simplicity, (visited Aug. 30, 2000) http://www.mfcafe.com/pantry98/bps_100598.html.

[83] We refer to classes that may call themselves no-load under current NASD rules as "extended no-load classes." The data for pure no-load classes and extended no-load classes are broken out separately in Appendix Two.

84 Sales load data reported by Morningstar are the maximum sales loads charged.

85 *See* John D. Rea and Brian K. Reid, *Trends in Ownership Cost of Equity Mutual Funds*, Investment Company Institute Perspective, Nov. 1998, at 4 ("Rea and Reid"). This study found that, for stock mutual funds, sales-weighted average shareholder costs decreased from 2.25% of new investments in 1980 to 1.49% of new investments in 1998 -- a decrease of almost 34%. Stock fund operating costs rose by 12 basis points during the period, however. Subsequent Investment Company Institute studies have yielded similar results. *See generally*, John D. Rea and Brian K. Reid, *Total Shareholder Cost of Bond and Money Market Mutual Funds*, Perspective, Mar. 1999, at 5; John D. Rea et al., *Operating Expense Ratios, Assets, and Economies of Scale in Equity Mutual Funds*, Perspective, Dec. 1999.

86 Data about the maximum sales load that investors could pay are readily available. Data about the extent to which investors actually pay less than the maximum sales load (because they are eligible for discounts for large purchases, for purchases through retirement accounts, or for other reasons) are not available.

87 Available data about investor holding periods are limited, and anecdotal evidence is contradictory. Looking first at the overall picture, during recent years, the annual redemption rate (redemptions as a percentage of average assets) for all stock funds has been 17-18%, implying an average holding period of just under 6 years. The annual redemption rate for all bond funds has been roughly 20%, implying an average holding period of 5 years (*See* ICI Fact Book, *supra* note 3, at 69, 87). A recent article in the trade press cited 5 years as the average mutual fund holding period. Gavin Daly, *Edward Jones Starts Selling Funds in U.K.*, *Ignites.com*, (visited Dec. 13, 1999) http://www.ignites.com. Another article claimed 3 years as the average holding period for stock funds, citing a long-term study of investor behavior by Dalbar, Inc., a mutual fund research firm. *Stock Fund Investors Who Stay Put Double Returns: Dalbar*, Dow Jones News Svc., Dec. 8, 1999. Financial Research Corporation, another mutual fund research firm, concludes that, based on an analysis of figures published by the Investment Company Institute, the average holding period for mutual funds has declined from about 10 years in the early 1990s to a current holding period of two-and-a-half years. Financial Research Corp., *Is Three the Magic Number?*, Mutual Fund Café, (visited Oct. 9, 2000) http://www.mfcafe.com/blue/bps.html. Some observers believe that as access to information has increased and trading has become easier, the average holding period has declined. *See, e.g.*, Darlene DeRemer, et al., *High Turnover May be Hurting Fund Company Profits*, *Mutual Fund Cafe*, (last modified Nov. 1998) http://www.mfcafe.com/pantry/is_1198.html. Others argue that a minority of active traders are skewing the statistics and that a large majority of fund shareholders are buy- and-hold, long term investors. *See, e.g.*, Gavin Daly, *Fears about Short-Term Trading Called Overblown*, (visited Aug. 23, 2000) http://www.ignites.com (citing results from a study conducted by *Strategic Insight*, a mutual fund consulting firm). Of course, aggregate figures about average holding periods may conceal wide variations among different groups of investors and funds. For example, according to one recent article, the typical holding period for an investor who utilizes the Charles Schwab mutual fund supermarket is "...in the two-to-three year range." Bridget O'Brian and

Pui-Wing Tam, *More and More Dollars Flow to Hotshot Funds*, Wall St. J., June 7, 1999, at R1 (quoting Guy Mozkowski, an asset-management analyst at Salomon, Smith Barney, Inc.) In contrast, other recent articles indicate that for one large load fund family the average holding period is 12 years; and that clients of one medium-size brokerage firm hold fund shares for more than 18 years, on average. Oster, *Capital Appreciation*, Smart Money, Mar. 1999, at 130-35.

[88] Rea and Reid used holding period estimates contained in a study performed by The Wyatt Company for the NASD in 1990. The Wyatt Company selected a random sample of stock and bond fund accounts that were opened in 1974 at funds with front-end loads and determined the percentage of the original share purchases that was redeemed in each of the subsequent 15 years. *See* Rea and Reid, *supra* note 85, at 7.

[89] E. Sirri and P. Tufano, *Competition and Change in the Mutual Fund Industry*, Financial Services: Perspectives and Challenges, 190-91 (1993).

[90] International funds invest in stocks and bonds of non-U.S. companies and governments. Specialty funds (sometimes referred to as sector funds) concentrate their investments in specific industries or industry sectors.

[91] *See, e.g.*, Andrew Leckey, *Market Sag Puts a Harsher Light on Fund Fees*, Chicago Tribune, Mar. 11, 2000, *available in* 2000 WL 3644678. *Are Your Managers Overpaid?*, Los Angeles Times, at S6, Oct. 10, 1999, *available in* 1999 WL 26182762. Scott Cooley, *Revisiting Fund Costs: Up or Down?*, Morningstar Mutual Funds, Feb. 21, 1999, at S1.

[92] *See* Lipper Analytical Services, Inc., The Third White Paper: Are Mutual Fund Fees Reasonable? at 12-13 (Sept. 1997).

[93] Results of the econometric model presented in the next section differ from the results described in this section. The results of the model show that as funds get older, their expense ratios *increase*.

[94] A number of researchers have used similar mathematical models in their studies of issues related to mutual fund expenses. *See, e.g.*, Stephen P. Ferris and Don M. Chance, "The Effect of 12b-1 Plans on Mutual Fund Expense Ratios: A Note," 42 J. Fin.1081 (1987); Don M. Chance and Stephen P. Ferris, "Mutual Fund Distribution", 5 J.Fin. Services Res. 39 (1991); Charles Trzcinka and Robert Zweig, *An Economic Analysis of the Cost and Benefits of S.E.C. Rule 12b-1* at 22 (N.Y.U. Leonard School of Business Monograph Series in Finance and Economics No. 1990-1, 1991).

[95] The basic model is as follows:

$E = a + b1*Ln(Assets) + b2*(1/Famsize) + b3*Ln(Famnum) + b4*Ln(Turnover) + b5*Ln(Holdings) + b6*Ln(Age) + b7*Equity + b8*Hybrid + b9*I Bond + b10*I Equity + b11*Specialty + b12*Index + b13*Institution + b14*Load + b15*Class + b16*12b-1 + e$

where:

E   =class's expense ratio

Ln(Assets)   =natural log of fund's net assets in millions

1/Famsize   =reciprocal of family net assets in millions

Ln(Famnum)   =natural log of number of funds in family

Ln(Turnover)   =natural log of class's turnover

Ln(Holdings)   =natural log of number of issues in class's portfolio

Ln(Age)   =natural log of fund's age in years

Equity   =an indicator variable that equals 1 if the fund is a domestic
                    equityfund, 0 otherwise

Hybrid   =an indicator variable that equals 1 if the fund is a domestic hybrid
                    fund, 0 otherwise

I Bond   =an indicator variable that equals 1 if the fund is an international
                    bond fund, 0 otherwise

I Equity   =an indicator variable that equals 1 if the fund is an international
                    equity fund, 0 otherwise

Special   =an indicator variable that equals 1 if the fund is a specialty fund, 0
                    otherwise

Index   =an indicator variable that equals 1 if the fund is an index fund, 0
                    otherwise

Institution   =an indicator variable that equals 1 if the class is an institutional
                    class, or fund, 0 otherwise

Load   =an indicator variable that equals 1 if the class has a front-end load,
                    0 otherwise

Class   =an indicator variable that equals 1 if the class is part of a multi-
                    class fund, 0 otherwise

12b-1   =maximum 12b-1 fee

e   =error.

[96] We define a factor as important if its t test statistic is greater than the critical value, approximately 1.96. At this value, we are statistically confident 95% of the time that the attribute is associated with an effect on the expense ratio. The t test statistic for each expense factor is shown in Appendix One.

[97] Our approach of using classes, rather than funds, as a data item presents two problems in our regression analysis. First, it potentially gives more weight to the results of multi-class funds than to the results of single-class funds. Second, not all observations are independent of each other. One of the fundamental assumptions of regression analysis is that the observations are independent. While each class typically has its own expense ratio, many fund expenses, including the management fee, are incurred at the portfolio level and then allocated among a fund's classes typically based on the relative net assets of each class. Other expenses, including 12b-1 fees and some administrative fees, are incurred directly at the class level. Because a fund's classes bear many expenses in common, the operating expense ratios of a

fund's classes usually are very similar and frequently are identical. In addition, most of the independent variables in the model are identical across classes in the same fund. This lack of independence among observations may cause the regression analysis to understate the standard errors and overstate the t-statistics. To determine whether our approach led to erroneous conclusions, we also regressed a proxy for operating expenses (the expense ratio less the maximum 12b-1 fee) on the independent variables exclusive of the maximum 12b-1 fee. In this second model we used only one observation for each fund. For multi-class funds we used as the expense ratio variable the asset-weighted average operating expense ratio of all classes in the fund. The institutional and load variables were the proportion of assets in classes with these characteristics. The results of this model are not qualitatively different from the results presented in this section. The coefficients of the second model are very similar to those of the basic model and all remain statistically significant.

[98] Although each fund class is represented as a separate data item, with its own expense ratio, the asset size of each class is calculated as the sum of the assets of all classes that that we could identify as sharing a common investment portfolio. In other words, asset size is calculated at the fund level. The age of a fund is considered to be the age of the fund's oldest class.

[99] Our standard errors also may be biased downward because expense ratios among the funds in a fund family are likely not independent.

[100] The reader should note that, for certain factors (fund assets, number of funds in the fund family, number of portfolio holdings, and turnover) the associated variable in our model is the natural logarithm of the factor. For a second group of factors (those associated with a fund's investment category, whether not it is an index, institutional, or multi-class fund) the factor in the model is known as an indicator variable. That is, the value of the factor in the model can be only 1 or 0.

[101] A number of funds that are part of very small fund families have, everything else equal, relatively high operating expense ratios. We did not observe a relationship between fund family assets and operating expense ratios for funds that are members of larger fund families (except, as noted in note 110, with respect to four large fund families). One way of capturing this relationship is to include as an independent variable the reciprocal of fund family assets. The t-statistic for the coefficient of the reciprocal of family assets is considerably larger than that obtained when the natural logarithm of fund family assets is used, further supporting the reciprocal as the better measure of the relationship.

[102] If the coefficient were equal to 1.0, then everything else held constant, funds with 12b-1 fees would have expenses that are higher than the expenses of other funds by an amount that equaled the maximum 12b-1 fee.

[103] Management expenses consist of fees paid for investment advice and other services provided under a fund's management contract. Not all funds account for management expenses in the same way, however. Some funds define the management fee narrowly, to cover only the cost of selecting portfolio securities, while other funds define it more broadly, to cover a variety of administrative and other services. See supra Section III.B.1 (What Costs are included in a Fund's Expense Ratio?).

[104] The 1,000 classes included in the regression analysis represent approximately 82% of fund assets in 1999. The smallest class in the sample had assets of $704 million in 1999. Although we recognize that the sample may not adequately portray the experience of smaller funds, we believe that the sample reflects the results that are likely to be experienced by the funds with the most assets and the most shareholders.

[105] See, e.g., Protecting Investors, supra note 18, at 256 n.12 ("Advisory fees typically are calculated as a percentage of assets under management, although the cost of providing investment advisory services -- consisting largely of salaries and overhead -- is relatively fixed (i.e., a portfolio manager can manage $500 million nearly as easily as $100 million.) An advisory fee that does not scale down as company assets increase consequently may yield enormous profits to the adviser, to the detriment of shareholders.").

[106] See supra note 60 and accompanying text.

[107] Although breakpoints are not legally required to be included in the advisory contract, "the fee structures of many funds have been specifically designed to pass along economies of scale by means of breakpoints." Statement of Matthew P. Fink, President, Investment Company Institute, before the Subcomm. on Finance and Hazardous Materials of the House Comm. on Commerce, Sept. 29, 1998, at 21-22, available in 1998 WL 18088868.

[108] See 2 Tamar Frankel, The Regulation of Money Managers 260 (1978).

[109] See id.

[110] Although the magnitude of change in a fund's management expense ratio that is associated with changes in fund family asset size appears to be large, this result may be attributable to four large fund families. When we reran the regression model with the four fund families omitted, we found no statistically significant relationship between a fund's management expense ratio and the asset size of its fund family.

[111] Other fund attributes found to be important in explaining a fund's management expense ratio in 1999 were investment category, portfolio turnover, fund age, and whether or not a fund is an index fund or an institutional fund. Equity funds had higher management expense ratios than bond funds, and international and specialty funds had higher management expense ratios than equity funds. Funds with more portfolio turnover had higher management expense ratios. Older funds had lower management expense ratios than newer funds.

[112] The 100 largest fund portfolios had combined assets of $1.4 trillion; in 1997, $1.6 trillion in 1998, and $2.0 trillion in 1999. The assets of these funds represented 47% of all stock and bond fund assets in 1997 and 45% of total assets in 1998, and 1999. We observed that during the three-year period some funds adjusted their breakpoints to account for more assets, and that in 1999 the funds in one large fund complex eliminated their fee breakpoint arrangements.

113 Investment Company Institute, *Mutual Funds and the Retirement Market,* Fundamentals: Investment Company Research in Brief, May 2000, at 1-2.

114 We recognize that not all expenses associated with 401(k) plans are included in mutual fund expense ratios.

115 Another option would be to mandate that mutual funds include in their prospectuses or shareholder reports a new standardized "ending-value" table. The ending value table would utilize historical information about a fund's expenses *to illustrate how seemingly small changes in expenses can have a* large impact on the amount of money accumulated for a long-term goal. For example, if a retirement saver invested $5,000 per year starting at age 25, earned an average annual rate of return of 9% over 40 years, and incurred no expenses, his or her ending value would be $1,841,459. If the same investment were subject to annual expenses of 50 basis points, his or her ending value would be reduced by more than $257,000, or 14%.

The ending value table would compare the ending value after ten or twenty years of an investment (*e.g.*, $10,000) that incurred the fund's historical expense ratio, to the ending value of an investment that incurred an expense ratio of zero, 1%, or any other number mandated by Commission rule. The expense numbers would be applied to a standardized return such as 5% (the return used in the fee table example) or a number between 9-12% that would reflect the historical return on equities over the last 20-80 years. The table would enable investors to readily compare funds with respect to the long-term impact of fund expenses on the ending value of an account.

For more information about the long-term effect of expenses on the ending value of an investment account *see* Mamta Murthi, J. Michael Orzag, and Peter R. Orzag, *The Charge Ratio on Individual Accounts: Lessons from the U.K. Experience,* (Birkbeck College, University of London, Discussion Papers in Economics, Mar. 1999).

116 *The Investment Company Institute produces a series of educational* brochures, in English and Spanish, to help individuals make well-informed investment decisions. These include "Frequently Asked Questions About Mutual Fund Fees." In reference to efforts of the ICI to educate investors, Chairman Levitt recently stated, "[T]here is no better way to bring opportunity to more people than to educate them on the fundamentals of sound investing. By providing the guidance and resources for these programs, the ICI moves more Americans closer to realizing their long-term financial goals." SEC Chairman Arthur Levitt, *Address on the 60th Anniversary of the Investment Company Act and the Investment Company Institute, Oct. 5, 2000* (last visited Dec. 15, 2000) http://www.sec.gov/news/speeches/spch403.htm.

117 KPMG Peat Marwick, LLP, An Educational Analysis of Tax-Managed Mutual Funds and the Taxable Investor 14 (1999). The KPMG study analyzed the performance of 496 domestic stock funds for the ten years ended December 31, 1997. The average annual total return for the median fund in this group was 16.1% before taxes and 13.5% after taxes. (The median fund is the fund at the midpoint of the frequency distribution. An equal number of funds have a higher or lower return than the median fund.) Annual performance given up to taxes ranged from a low of zero to a high of 5.6%, with a median of 2.6%.

[118] See Role of Independent Directors of Investment Companies, Investment Company Act Release No. 24,082, 64 Fed. Reg. 59,826 (Nov. 3, 1999).

[119] Information may be available from a variety of legal, accounting, and academic organizations. The Directors Program Committee of the Investment Company Institute sponsors a number of educational and information programs for fund directors. We also believe that the recently formed Mutual Fund Directors Education Council (described in Section II.B.2.) will serve as a useful source of information for fund directors. As part of the Council's plan to develop programs to promote a culture of independence and accountability in the boardroom, we recommend that the Council focus on the directors' role in negotiating fees and expenses.

[120] Any study of the costs of investment management would require fact-finding and analysis similar to that previously conducted by the Wharton School of Finance and Commerce ("Wharton School"). The Commission retained the Securities Research Unit of the Wharton School of Finance and Commerce of the University of Pennsylvania to make a fact-finding survey and report on certain aspects and practices of registered investment companies. See Investment Company Act Release No. 2,729, 1958 WL 5755 *1 (SEC) (Jun. 13, 1958). The Wharton School produced A Study of Mutual Funds, H.R. Rep. No. 2274, 87th Cong., 2d Sess. 491-95 (1962), which formed a basis for the 1970 amendments to the Investment Company Act.

[121] As described supra in Section III.B., other fund costs that may be paid for outside of the fund's expense ratio include costs related to marketing and distribution, financial advice to fund investors, and maintenance of shareholder accounts. In many cases, some or all of these costs may be paid separately by the shareholder.

[122] During the period 1989-1993, according to one study, the average stock fund paid annual brokerage commissions equal to 0.28% of net assets. This figure excludes the market impact costs of fund portfolio transactions, i.e., changes in the price of a security that result directly from a fund's trading activity. See Miles Livingston and Edward O'Neal, Mutual Fund Brokerage Commissions, 19 J.Fin.Res. 272 (1996).

[123] Although a mutual fund's investment manager has an obligation to seek the best execution of securities transactions arranged for on behalf of the fund, the manager is not obligated to obtain the lowest possible commission cost. The manager's obligation is to seek to obtain the most favorable terms for a transaction reasonably available under the circumstances. See Securities Brokerage and Research Services, Exchange Act Release No. 23,170, 51 Fed. Reg. 16,004, 16,011 (Apr. 23, 1986). Section 15(c) of the Investment Company Act requires a fund's board of directors to request and review, and the fund's manager to supply, such information as may reasonably be necessary for the fund's board to evaluate the terms of the advisory contract between the adviser and the fund. Research and other services purchased by the adviser with the fund's brokerage bear on the reasonableness of the advisory fee because the research and other services would otherwise have to be purchased by the adviser itself, resulting in higher expenses and lower profitability for the adviser. Therefore, mutual fund advisers that have soft dollar arrangements must provide their funds' boards with information regarding their soft dollar practices. See SEC Office

of Compliance, Inspections and Examinations, Inspection Report on the Soft Dollar Practices of Broker/Dealers, Investment Advisers and Mutual Funds 30 (Sept. 22, 1998) (hereinafter "Soft Dollar Report").

[124] See Soft Dollar Report, *supra* note 123, at 5-6. Soft dollar arrangements developed as a means by which brokers discounted commission rates that were fixed at artificially high levels by exchange rules. Prior to 1975, institutional advisers took advantage of competition among brokers and their willingness to accept compensation lower than the fixed rates in order to recapture portions of the commissions paid on institutional orders. Fixed commission rates that far exceeded the costs of executing trades provided the fuel to support an increasingly complex pattern of practices to recapture portions of these commissions by advisers, including "give-ups" and other "reciprocal practices". Investment company managers directed give-ups to brokers that sold fund shares in order to motivate or reward such sales efforts. Fund managers also used give-ups as a reward for research ideas furnished by brokers to them in their capacity as investment advisers to funds. The Commission abolished the system of fixed commission effective May 1, 1975. Soon thereafter, Congress enacted Section 28(e) of the Securities and Exchange Act of 1934 in order to clarify that, under certain circumstances, an investment manager may pay more than the lowest available commission in recognition of research and other services provided by the broker-dealer. See *id.* at 6-7.

[125] All advisers, including the investment advisers of mutual funds, have an obligation to act in the best interests of their clients and to place client interests before their own. They also have an affirmative duty of full and fair disclosure of all material facts to their clients. See 15 U.S.C. § 80b-6 (2000) (Section 206 of the Investment Advisers Act of 1940); *S.E.C. v. Capital Gains Research Bureau*, 375 U.S. 180 (1963).

Some of the funds that engage in directed brokerage disclose the practice in the prospectus, the statement of additional information, and/or the annual report to shareholders. Others use the footnotes to the financial statements to make the disclosure. In 1995, the Commission adopted accounting rules which require funds to report all expenses gross of off-sets or reimbursements pursuant to a directed brokerage arrangement. See 17 C.F.R. § 210.6-07(g) (2000) (Rule 6-07(g) of Reg. S-X).

This requirement is designed to allow investors to compare expenses among funds.

[126] See *generally* Bearing of Distribution Expenses by Mutual Funds, Investment Company Act Release No. 11,414 (Oct. 28, 1980), 45 FR 73898 (hereinafter "Adopting Release"). When rule 12b-1 was adopted, the Commission stated the rule was intended to be flexible, and that the Commission would monitor and make adjustments as necessary. *Id.* at 22. Since 1980, the rule has not been substantively amended.

[127] See Joel H. Goldberg and Gregory N. Bressler, *Revisiting Rule 12b-1 under the Investment Company Act*, 31 Rev. Sec. and Commodities Reg., 147, 147-152 (1998).

[128] *Id.* at 151.

[129] *See* Adopting Release, *supra* note 126. *See also supra* note 29 and accompanying text.

[130] *See* Goldberg and Bressler, *supra* note 127, at 151.

[131] *See* Goldberg and Bressler, *supra* note 127, at 151; Paul G. Haaga, Jr. and Michele Y. Yang, *Distribution of Mutual Fund Shares: Rule 12b-1,* (Practicing Law Institute '40 Act Institute, 1990).

[132] *See* Goldberg and Bressler, *supra* note 127, at 151.

[133] *See supra* Section III.B.2.

[134] In a typical fund supermarket, the sponsor of the program - a broker-dealer or other institution - offers a variety of services to a participating fund and its shareholders. The services include establishing, maintaining, and processing changes in shareholder accounts, communicating with shareholders, preparing account statements and confirmations, and providing distribution services. For the services that it provides, the sponsor charges either a transaction fee to its customer or an asset-based fee, generally ranging from 0.25% to 0.40% annually of the average value of the shares of the fund held by the sponsor's customers. The asset-based fee is paid by the fund, its investment adviser, an affiliate of the adviser, or a combination of all three entities. *See* Letter from Douglas Scheidt, Associate Director of the Division of Investment Management to Craig S. Tyle, General Counsel of the Investment Company Institute (pub. avail. Oct. 30, 1998) at 2-4, *available in* 1998 WL 1543541 *2-4 (SEC 1998). (hereinafter "Investment Company Institute").

[135] *See* The Shareholder Services Group, Inc. (pub. avail. Aug. 12, 1992) and Investment Company Institute, *supra* note 134.

[136] *See, e.g.,* Rochelle Kauffman Plesset and Diane E. Ambler, *The Financing of Mutual Fund 'B Share' Arrangements,* 52 Bus. Law. 1385 (1997); Tania Padgett, *First Union Group Plans to Cater to Cash Needs of Mutual Fund Firms,* American Banker, May 17, 1996, at 20; Michael Brush, *Are Managers Counting on a Rubber Stamp?,* N.Y. Times, Dec. 29, 1996, at F9.

[137] Some distributors sell their rights to receive certain 12b-1 fees to a commercial bank or a finance company. Other distributors securitize their 12b-1 fees by transferring the rights to receive certain 12b-1 fees to a special purpose entity. The entity, in turn, issues one or more classes of securities. The holders of these securities receive payments of interest and principal from the cash flows generated by the 12b-1 fees. *See* Plesset and Ambler, *supra* note 136, at 1398-1402, 1405.

[138] When investors and rating agencies evaluate the quality of asset-backed securities, a key criterion is the degree of assurance that the revenue stream of 12b-1 fees will remain uninterrupted over the life of the security. *See* Plesset and Ambler, *supra* note 136.

[139] *See* Adopting Release, *supra* note 126. *See also supra* note 29 and

accompanying text.

http://www.sec.gov/news/studies/feestudy.htm

Home | Previous Page   Modified:01/10/2001

United States General Accounting Office

GAO

Report to the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Member, Committee on Commerce, House of Representatives

June 2000

MUTUAL FUND FEES

Additional Disclosure Could Encourage Price Competition





Accountability * Integrity * Reliability



EXHIBIT

3





United States General Accounting Office
Washington, D.C. 20548

General Government Division

B-281444

June 5, 2000

The Honorable John D. Dingell
Ranking Minority Member
Committee on Commerce
House of Representatives

The Honorable Michael G. Oxley
Chairman, Subcommittee on
    Finance and Hazardous Materials
Committee on Commerce
House of Representatives

This report presents the results of our review of issues relating to mutual fund fees. Assets in mutual funds have grown significantly during the 1990s. However, conflicting views existed as to whether the fees that funds charge investors had declined as would have been expected given the operational efficiencies that mutual fund advisers likely experience as their fund assets grow. As you requested, we reviewed (1) the trend in mutual fund advisers' costs and profitability, (2) the trend in mutual fund fees, (3) how mutual funds compete, (4) how their fees are disclosed to investors, and (5) the responsibilities that mutual fund directors have regarding fees.

This report recommends that the Chairman of the Securities and Exchange Commission (SEC) require that the quarterly account statements that mutual fund investors receive include information on the specific dollar amount of each investors' share of the operating expenses that were deducted from the value of the shares they own. Because these calculations could be made various ways, SEC should also consider the costs and burdens that various alternative means of making such disclosures would place on either (1) the industry or (2) investors as part of evaluating the most effective way of implementing this recommendation. In addition, where the form of these statements is governed by rules of the National Association of Securities Dealers, SEC should ensure that this organization requires mutual funds to make such disclosures.

As agreed with you, unless you publicly release its contents earlier, we plan no further distribution of this report until 30 days from its issue date. At that time, we will provide copies to interested Members of Congress, appropriate congressional committees, SEC, the National Association of Securities Dealers, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, and the Board of Governors of the Federal Reserve System.



Florida Profit

ABLE BODY TEMPORARY SERVICES, INC.

PRINCIPAL ADDRESS
30750 US HWY 19 N
PALM HARBOR FL 34684 US
Changed 09/03/1997

MAILING ADDRESS
P O BOX 4699
CLEARWATER FL 34618 US
Changed 09/03/1997

Document Number	FEI Number	Date Filed
S46258	593060343	04/17/1991

State	Status	Effective Date
FL	ACTIVE	NONE

Last Event	Event Date Filed	Event Effective Date
NAME CHANGE AMENDMENT	04/03/1995	NONE

Registered Agent

Name & Address
LAMONT, DAVID 30750 US HWY 19 N PALM HARBOR FL 34684
Name Changed: 05/05/2000
Address Changed: 09/03/1997

Officer/Director Detail

Name & Address	Title
MONGELLUZZI, F.M. 30750 US HWY 19 N PALM HARBOR FL	PD
MONGELLUZZI, ANNE	



30750 US HWY 19 N

PALM HARBOR FL 34684

DST

Annual Reports

Report Year	Filed Date	Intangible Tax
1999	04/21/1999	
2000	05/05/2000	
2001	09/24/2001	

      

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THIS IS NOT OFFICIAL RECORD; SEE DOCUMENTS IF QUESTION OR CONFLICT

   

Key contributors to this report are listed in appendix IV. If you have any questions, please call me at (202) 512-8678.

Thomas J. McCool
Director, Financial Institutions
and Market Issues

Executive Summary

Purpose

The U.S. mutual fund industry, which offers investors an easy way to invest in diversified portfolios of stocks, bonds, or other securities, has grown dramatically, with assets rising from $371 billion in 1984 to $5.5 trillion in 1998. As of 1998, the proportion of U.S. households owning mutual funds had risen to 44 percent; and the returns on mutual funds, particularly those invested in stocks, had also generally exceeded those that could have been earned on savings accounts or certificates of deposit. Because mutual funds are expected to operate more efficiently as their assets grow, the significant asset growth in recent years has prompted concerns about fund fee levels. Academics, industry researchers, and others have also raised questions about whether competition, fund disclosures, and mutual fund directors are sufficiently affecting the level of fees

In response to requests by the Chairman of the Subcommittee on Finance and Hazardous Materials, House Committee on Commerce, and the Ranking Minority Member of the Committee on Commerce, GAO conducted a review of the mutual fund industry to determine (1) the trend in mutual fund advisers' costs and profitability, (2) the trend in mutual fund fees, (3) how mutual funds compete, (4) how fees are disclosed to fund investors and how industry participants view these disclosures, and (5) what mutual fund directors' responsibilities are regarding fees and how industry participants view directors' activities.

Background

Mutual funds can be grouped into three basic types by the securities in which they invest. These include stock, (also called equity) funds, which invest in the common and preferred stock issued by public corporations; bond funds, which invest in debt securities; and money market funds, which generally invest in interest-bearing securities maturing in a year or less. Funds that invest in a combination of stocks, bonds, and other securities, known as hybrid funds, are included in this report under the category of stock funds.

Mutual funds are distinct legal entities owned by the shareholders of the fund. Each fund contracts separately with an investment adviser, who provides portfolio selection and administrative services to the fund. The fund's directors,[1] who are responsible for reviewing fund operations,

---

[1] Although the Investment Company Act of 1940, which governs mutual fund operations, does not dictate a specific form of organization for mutual funds, most funds are organized either as corporations governed by a board of directors or as business trusts governed by trustees. When establishing requirements relating to the officials governing a fund, the act uses the term "directors" to refer to such persons, and this report will also follow that convention.

oversee the interests of the shareholders and the services provided by the adviser.

Mutual fund fees that investors pay include operating expenses, which cover the day-to-day costs of running a fund. These expenses are accrued daily, and generally paid monthly, from overall fund assets rather than from individual investor accounts. The difference between the value of the securities in a fund's portfolio and its accrued liabilities represents the daily net asset value, or NAV, of fund shares. Generally shown as a percentage of the fund's average net assets, the annual total operating fee amount is referred to as the.fund's operating expense ratio. The largest portion of a fund's expense ratio is generally the fund adviser's compensation, which is used to cover its operating costs and earn profits for its owners.

Mutual fund investors may also incur other charges in addition to those included in the operating expense ratio, depending on how they purchase their funds. Mutual funds are sold through a variety of distribution channels. For instance, investors can buy them directly by telephone or mail; or they can be sold by dedicated sales forces or by third-party sales forces, such as broker-dealer account representatives. To compensate such sales personnel, some mutual funds charge investors sales charges (called loads), which can be paid at the time of purchase, over a specified period, or at time of redemption.

Although a mutual fund's expense ratio appears to represent just a small percentage of its total assets, the impact of these fees can be significant. For example, increasing an expense ratio from 1 percent to 2 percent on a $10,000 investment earning 8 percent annually can reduce an investor's total return by about $7,000 over a 20-year period.

Neither federal statute nor Securities and Exchange Commission (SEC) regulations, which govern the mutual fund industry, expressly limit the fees that mutual funds charge as part of their expense ratios. Instead, mutual fund regulations focus on ensuring that investors are provided adequate disclosure of the risks and costs of investing in mutual funds. The National Association of Securities Dealers, Inc. (NASD), whose rules govern the distribution of fund shares by broker-dealers, has placed certain limits on the sales charges and fees used to compensate sales personnel.

Results in Brief

GAO was unable to determine the extent to which the growth in mutual fund assets during the 1990s provided the opportunity for mutual fund

advisers to reduce fees on the funds they operated. According to research conducted by academics and others, as well as the industry participants GAO interviewed, mutual fund advisers experience operational efficiencies—or economies of scale—as their assets grow that could allow them to reduce their funds' expense ratios.[2] Such efficiencies arise when the fund assets increase at a faster rate than do the costs of managing those additional assets. Because information on most fund advisers' costs is not collected by regulators or otherwise publicly disclosed, GAO was unable to determine if advisers' costs had increased more, or less, rapidly than fund assets. Industry officials reported that some costs of operating mutual funds have been increasing, in part, because funds have been expanding the level of services they provide investors. Using data provided by the mutual fund industry association, GAO determined that the 480 percent growth in total fee revenues for advisers and other service providers for stock and bond funds[3] was commensurate with the total 490 percent asset growth in those fundsduring the period 1990 to 1998. Because of the unavailability of comprehensive financial and cost information, however, GAO was unable to determine overall industry profitability.

Although unable to measure the extent to which mutual fund advisers experienced economies of scale, GAO's analysis indicated that mutual fund expense ratios for stock funds had generally declined between 1990 and 1998. However, this decline did not occur consistently over this period, and not all funds had reduced their expense ratios. Because concerns had been raised over methodologies for existing mutual fund fee studies, GAO conducted its own analysis. GAO's analysis of data on the 77 largest mutual funds indicated that the expense ratios of these funds were generally lower in 1998 than they were in 1990, although average expense ratios for stock funds rose in the early 1990s before declining. The extent to which expense ratios declined also varied across types of funds as the ratios for the largest stock funds declined while those for bond funds generally remained the same. Furthermore, GAO found that not all of the largest funds with the greatest asset growth had reduced their fees. Among the 77 large funds analyzed, 51 of these funds had experienced asset

[2] As discussed in chapter 1 of this report, the operating expense ratio for a mutual fund is the cumulative total of various fees and expenses charged to the fund during a particular period shown as a percentage of the fund's average net assets. The expense ratio includes a management fee that compensates the adviser for selecting and managing the fund's portfolio, distribution fees, and any other expenses associated with administering the fund that have been deducted from the fund's assets.

[3] Data on stock funds presented in this report also include information on hybrid funds. The report focuses primarily on stock and bond funds because money market funds generally have not been the subject of the recent concerns over fees.

growth of at least 500 percent from 1990 to 1998. Of these 51 funds, 38 (or 74 percent) reduced their operating expense ratios by at least 10 percent over the 9-year period from 1990 to 1998. However, the remainder had not reduced their expense ratios as much, including six funds that either had not changed, or had increased, their ratios.

As is customary for U.S. financial markets, regulators rely on competition to be a primary means of influencing the fees that mutual fund advisers charge. In general, industries where many firms compete for business generally have lower prices than industries where fewer firms compete. However, although thousands of mutual funds compete actively for investor dollars, competition in the mutual fund industry may not be strongly influencing fee levels because fund advisers generally compete on the basis of performance (measured by returns net of fees) or services provided rather than on the basis of the fees they charge.

Requiring that investors be provided information about the fees they pay on their mutual funds is another way regulators seek to help investors evaluate fees charged by mutual funds. Mutual funds currently disclose information on fund operating expense ratios and other charges when investors make their initial purchases. However, unlike other financial products, the periodic disclosures to investors who continue to hold their shares do not show, in dollars, each investor's share of the operating expenses that were deducted from the fund.[4] Although most industry officials GAO interviewed considered mutual fund disclosures to be extensive, others, including some private money managers and academic researchers, indicated that the information currently provided does not sufficiently make investors aware of the level of fees they pay. These critics have called for mutual funds to disclose to each investor the actual dollar amount of fees paid on their fund shares. Providing such information could reinforce to investors the fact that they pay fees on their mutual funds and provide them information with which to evaluate the services their funds provide. In addition, having mutual funds regularly disclose the dollar amounts of fees that investors pay may encourage additional fee-based competition that could result in further reductions in fund expense ratios. GAO is recommending that this information be provided to investors. Because producing such information would entail systems changes and additional costs, GAO is also recommending that cost-effectiveness and investor burden be considered when alternative means for disclosing the dollar amount of fees are evaluated.

[4] Mutual fund shareholder account statements do include the specific dollar amounts of certain fees or charges, such as for wire transfers, maintenance fees, or sales loads.

Regulators also look to a mutual fund's directors to oversee the operating expense fees their funds charge. The organizational structure of the typical mutual fund embodies a conflict of interest between the fund shareholders and the fund's adviser that can influence the fees charged. This conflict arises primarily because the adviser has the incentive to maximize its own revenues, but such action could come at the expense of the fund's shareholders. Because of this inherent conflict, mutual fund directors are tasked under federal law with reviewing and approving the fees charged by the fund adviser. Under current law, mutual fund directors are expected to review various data to ensure that the fees are not excessive and that the fees are similar to those of comparable funds. Mutual fund adviser officials told GAO that the directors of the funds they operate have been vigorous in reviewing fees and seeking reductions. However, others, including research organizations, academics, and private money managers, commented that the directors' activities may be keeping fees at higher levels because of this focus on maintaining fees within the range of other funds.

GAO received comments on a draft of this report from SEC; NASD Regulation (NASDR), which is the regulatory arm of NASD; and the mutual fund industry association, the Investment Company Institute. Overall, each of the commenting organizations agreed that GAO's report raised important issues and contributed to the public dialogue on mutual fund fees. However, these organizations also commented, among other things, that mutual funds already make extensive disclosures about fees and that competition on the basis of performance does represent price competition among mutual funds. GAO agrees that mutual fund disclosures are extensive but also believes that additional information on the specific dollar amounts of fees for operating expenses could be useful to investors and encourage additional price competition among fund advisers on the basis of fees directly.

Principal Findings

Although Advisers Expected to Experience Cost Efficiencies, Comprehensive Data on Their Costs Were Not Available

Academic studies and other research find that as mutual fund assets grow, mutual fund advisers experience operational efficiencies or economies of scale that would allow them to reduce their funds' expense ratios. As shown in table 1 below, data compiled by ICI indicate that mutual fund assets have grown considerably during the 1990s, with stock funds alone growing 1,081 percent as of year-end 1998.

Table 1: Total Assets for Stock and Bond Mutual Fund as of 1998

Dollars in billions

	1990	1998	Percentage change
Stock funds	$283	$3,343	1,081%
Bond funds	284	831	193
Total	567	4,174	636

Source: GAO analysis of ICI data.

As the assets in a mutual fund grow, economies of scale in a fund adviser's operations would result in the adviser's costs increasing more slowly than the rate at which its fund assets and revenues are increasing. For example, if the adviser of a fund employing 10 customer service representatives experiences 100-percent growth in its fund assets, this adviser may find that only 5, or 50 percent, more representatives would be needed to address the workload arising from the additional assets. In addition, GAO's analysis of data from ICI also indicated that although additional purchases by existing and new investors account for some of the increase in the industry's assets, as much as 64 percent of the mutual fund asset growth has come from appreciation in the value of the securities in these funds' portfolios. Fund growth resulting from portfolio appreciation would also provide additional economies of scale because such growth is not accompanied by many of the administrative costs associated with inflows of money to new and existing fund accounts.

However, GAO was unable to determine the extent to which mutual fund advisers experienced such economies of scale because comprehensive data on the total costs incurred by mutual fund advisers are not publicly available. Currently, mutual funds disclose to regulators and to their investors only those operating costs that have been deducted from the assets of the fund, but not the costs that the advisers incur to operate these

funds. Although total cost data were not available, industry officials reported that fund advisers' costs have been increasing. Industry officials explained that these increased costs are the result of new services for mutual fund investors, increased distribution expenses, and higher personnel compensation expenses.

GAO estimated the total revenue that fund advisers and other service providers receive from the funds they operate.[5] Largely as a result of growth in mutual fund assets, mutual fund advisers and service providers were collecting significantly more revenues from fund operations in 1998 than they did in 1990. As shown in table 2 below, the revenues stock funds produced for their advisers and other providers had increased over 800 percent from 1990 to 1998.

Table 2: Estimated Mutual Fund Adviser and Service Provider Revenues From Operating Expense Fees 1990-1998

Dollars in millions

	Estimated fee revenues		
Fund type	1990	1998	Percentage change
Stock	$2,544	$22,931	801%
Bond	2,408	5,933	146
Totals	4,952	28,864	483

Source: GAO analysis of data from ICI.

Fee revenues for the largest funds have similarly increased. Using data on 77 of the largest stock and bond funds,[6] GAO found that the advisers and service providers operating these funds collected $7.4 billion in fee revenues in 1998. This was over $6 billion, or almost 560 percent, more than they collected in 1990. Over this same period, the assets of these funds increased by over 600 percent. Mutual fund advisers and service providers were also collecting more in fees on a per account basis. For example, the total dollars collected annually in fee revenues from stock funds rose 59 percent from an average of $103 per account in 1990 to $164 per account in 1997.

Although comprehensive cost data for most fund advisers were not available, analyses of information for 18 publicly traded mutual fund

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[5] Fund adviser and service provider revenues were estimated by multiplying fund assets by operating expense ratios.

[6] These 77 funds included all of the largest stock and bond funds in existence from 1990 to 1998. These 77 funds comprised 46 stock funds, including all stock funds with assets over $8 billion; and 31 bond funds, including all those with assets over $3 billion. The data for the stock funds include five hybrid funds that also invest in bonds or other debt securities.

advisers indicated that these firms' operating profits as a percentage of their revenues have been increasing for at least 5 years.

Average Mutual Fund Expense Ratios Have Generally Declined, But Not All Funds Reduced Their Ratios

GAO identified various studies and analyses of the trends in mutual fund fees. Some of these analyses found that mutual fund expense ratios and other charges had been declining, but other analyses found that expense ratios had increased. However, some industry participants criticized the methodologies used by these studies. For example, many of these studies failed to adjust for the increase in newer funds, which generally charge higher expense ratios than older funds.

Therefore, GAO conducted its own analysis of the trend in expense ratios. Data on the 77 largest mutual funds indicated that that these funds had grown faster since 1990 than the average fund in the industry.[7] Therefore, their advisers were more likely to have experienced economies of scale in their operations that would have allowed them to reduce their expense ratios. Because the sample consisted primarily of the largest and fastest growing funds in the industry, it may not reflect the characteristics and the trend in fees charged by other funds.

To calculate the average expense ratios for these funds, GAO weighted each fund's expense ratio by its total assets. The resulting average expense ratios represent the fees charged on the average dollar invested in these funds during this period. As shown in table 3, the average expense ratio declined by 12 percent for the largest stock funds and by 6 percent for the largest bond funds from 1990 to 1998, although this decline did not occur steadily over the period.

Table 3: Average Expense Ratio for 77 Largest Stock and Bond Funds From 1990 to 1998 in Dollars Per $100 of Fund Assets

Type of fund	Number of funds	1990	1991	1992	1993	1994	1995	1996	1997	1998	Percentage change
Stock	46	$.74	$.78	$.78	$.80	$.81	$.79	$.75	$.68	$.65	-12%
Bond	31	.62	.61	.61	.60	.61	.63	.61	.60	.58	-6

Source: GAO analysis of data from Morningstar, Inc. and Barron's Lipper Mutual Funds Quarterly.

Although the average expense ratio for these funds generally declined during the 1990s, not all of them reduced their fees. Overall, 23 of the 77 funds reported higher expense ratios in 1998 than in 1990. Table 4 shows the changes in expense ratios for the 51 funds among the 77 largest funds that experienced asset growth of at least 500 percent from 1990 to 1998. Of

[7] The sample focused on the time period since 1990 because it represented the most current and consistent period of mutual fund industry history and market conditions.

these funds, 38 (74 percent) had reduced their expense ratios by at least 10 percent during this 9-year period. Of the remaining 13 funds, 7 (14 percent) reduced their expense ratios by less than 10 percent, and 6 (12 percent) had either not changed their fees or had increased them.

Table 4: Fee Reductions by Large Funds Whose Asset Growth Exceeded 500 Percent From 1990 to 1998

Total change in fee from 1990 to 1998	Number of funds	Percentage
Reduction over 30 percent	17	33%
Reduction of 10 to 30 percent	21	41
Subtotal*	38	74
Reduction under 10 percent	7	14
No change	3	6
Increase under 10 percent	2	4
Increase of 10 to 30 percent	0	0
Increase over 30 percent	1	2
Subtotal	13	26
Total	51	100

*May not total due to rounding.

Source: GAO analysis of Morningstar and Barrons Lipper Mutual Funds Quarterly data.

Competition Does Not Focus on Price of Service

Active competition among firms within a given industry is generally expected to result in lower prices than in those industries in which few firms compete. Although hundreds of fund advisers offering thousands of mutual funds compete actively for investor dollars, their competition is not primarily focused on the fees funds charge. Instead, mutual fund advisers generally seek to differentiate themselves by promoting their funds' performance returns[8] and services provided.[9] Marketing their performance and service as different from those offered by others allows fund advisers to avoid competing primarily on the basis of price, as represented by the expense ratios they charge mutual funds investors. This applies particularly to actively managed funds investing in stocks. Advisers for money market funds; index funds;[10] and to some degree, bond funds are generally less able to differentiate their funds from others because these types of funds invest in a more limited range of securities than stock funds do. As a result, the returns and fees of such funds generally tend to be

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[8] SEC requires funds to report their performance returns net of the fees deducted from fund assets.

[9] As discussed in chapter 4 of this report, the type of competition prevailing in the mutual industry appears to resemble "monopolistic competition," which is one of the primary competitive market types described by economists. Markets with monopolistic competition characteristically include large numbers of competing firms, ease of entry, and products differentiated on the basis of quality, features, or services included.

[10] Index funds invest in the securities represented in a broad-based index, such as the Standard & Poor's 500 Index.

more similar, and the fees are generally lower than the fees charged on most stock funds.

Fee Disclosures Do Not Provide Investors With Specific Dollar Amounts

The disclosures mutual funds are legally required to make are, among other things, intended to assist investors with evaluating the fees charged by the funds they are considering for investment. As required by SEC rules, mutual funds are required to provide potential investors with disclosures that present operating expense fees as a percentage of a fund's average net assets. In addition, these disclosures provide a hypothetical example of the amount of fees likely to be charged on an investment over various holding periods. However, after they have invested, fund shareholders are not provided the specific dollar cost of the mutual fund investments they have made. For example, mutual fund investors generally receive quarterly statements detailing their mutual fund accounts.[11] These statements usually indicate the beginning and ending number of shares and the total dollar value of shares in each mutual fund owned. They do not show the dollar amount of operating expense fees that were deducted from the value of these shares during the previous quarter.[12] This contrasts with most other financial products or services, such as bank accounts or brokerage services, for which customer fees are generally disclosed in specific dollar amounts.

Surveys conducted by industry research organizations, fund advisers, and regulators indicate that investors generally focus on funds' performance (net of fees), service levels, and other factors before separately considering fee levels. In contrast, investors appeared more concerned over the level of mutual fund sales charges, and industry participants acknowledged that as a result, the loads charged on funds have been reduced since the 1980s.

The mutual fund and regulatory officials GAO contacted generally considered mutual fund disclosures to be extensive and adequate for informing prospective investors of the fees they would likely incur on their mutual fund investments. However, some private money managers, industry researchers, and legal experts indicated that the current fee disclosures are not making investors sufficiently aware of the fees they pay. One suggestion for increasing investor awareness was that mutual funds should disclose to each investor the actual dollar amount of the

[11] A requirement for quarterly statements arises under NASD rules, which govern the actions of the securities broker-dealers that act as the distributors of most mutual fund shares.

[12] Sales charges, redemption fees, and other transactional fees are disclosed in dollar amounts in either account statements or confirmation statements.

portion of the funds' fees they paid. Some of the officials GAO contacted indicated that having the specific dollar amount of fees disclosed to investors would spur additional fee-based competition among fund advisers. For example, a legal expert GAO contacted noted that having such information appear in investors' mutual fund account statements might also encourage some fund advisers to reduce their fees in order to be more competitive. Requiring that such information be provided to mutual fund investors would also make such disclosures more comparable to fee disclosures for other financial services, such as stock brokerage or checking accounts. Compared to mutual funds, the markets for these services appear to exhibit greater direct price competition.

Fund adviser officials GAO interviewed indicated that calculating such amounts exactly would entail systems changes and additional costs, but they also acknowledged that less costly means of calculating such amounts may exist. For example, instead of calculating the exact amount of fees charged to each account daily, a fund adviser could provide an estimate of the fees an investor paid by multiplying the average number of shares the investor held during the quarter by the fund's expense ratio for the quarter. Another alternative would be to provide the dollar amount of fees paid for preset investment amounts, such as $1,000, which investors could use to estimate the amount they paid on their own accounts. In determining how such disclosures could be implemented, regulators will have to weigh the costs that the industry may incur to calculate fees for each investor against the burden and effectiveness of providing investors with the requisite information and having them be responsible for making such calculations on their own.

Mutual Fund Directors Tasked With Reviewing Fees, But Opinions on Their Effectiveness Were Mixed

The structure of most mutual funds embodies a potential conflict of interest between the fund shareholders and the adviser. This conflict arises because the fees the fund charges the shareholders represent revenue to the adviser. For this reason, mutual funds have directors who are tasked with overseeing the adviser's activities. Under the Investment Company Act of 1940, fund directors are required to review and approve the compensation paid to the fund's adviser.

In 1970, this act was amended after concerns were raised over the level of fees being charged by mutual funds. The amendments imposed a fiduciary duty on fund advisers and tasked fund directors with additional responsibilities regarding fees. These amendments to the act also granted investors the right to bring claims against the adviser for breaching this duty by charging excessive fees. Various court cases subsequently have interpreted this duty, and the decisions rendered have shaped the specific

expectations currently placed on fund directors regarding fees. As a result, directors are expected to review, among other things, the adviser's costs, whether fees have been reduced as fund assets grow, and the fees charged by other advisers for similar services to similar funds.

The officials at the 15 mutual fund advisers[13] GAO contacted said that their boards have been vigorous in reviewing fees and have frequently sought reductions in the fees received by the adviser. However, some private money managers, industry researchers, and others have stated that the activities undertaken by directors may be serving, instead, to keep fees at higher levels than necessary, because the directors are just expected to keep their funds' fees within a range of similar funds instead of actively attempting to lower them.

Recommendations

To heighten investors' awareness and understanding of the fees they pay on mutual funds, GAO recommends that the Chairman, SEC, require that the periodic account statements already provided to mutual fund investors include the dollar amount of each investor's share of the operating expense fees deducted from their funds. This disclosure would be in addition to presently required fee disclosures. Because these calculations could be made in various ways, SEC should also consider the cost and burden that various alternative means of making such disclosures would impose on (1) the industry and (2) investors as part of evaluating the most effective way of implementing this requirement. Where the form of these statements is governed by NASD rules, SEC should require NASD to require the firms it oversees to provide such disclosures.

Agency Comments and GAO's Evaluation

GAO obtained comments on a draft of this report from the heads, or their designees, of SEC, NASDR, and ICI. These comments are summarized and evaluated in chapter 7, with specific comments made by each organization addressed in appendixes I through III.

Overall, each of the commenting organizations agreed that GAO's report raised important issues and contributed to the public dialogue on mutual fund fees. In his letter, the director of SEC's Division of Investment Management indicated that SEC staff agreed that investors need to be aware of and understand the fees that mutual funds charge. The letter also indicated that the SEC staff welcomed the report's recommendation and intended to consider it carefully. The vice president of NASDR's Investment Companies/Corporate Financing Department agreed in his

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[13] These firms included the advisers for 13 of the 77 largest funds and 2 smaller fund advisers.

letter that investors should consider fees, expenses, and other issues in addition to performance in making investment decisions.

However, the letters from the SEC, NASDR and ICI officials also raised several issues about GAO's report. All three organizations commented that mutual funds currently make extensive disclosures about their fees to investors at the time of purchase and in semiannual reports thereafter. For example, ICI's letter noted that promoting investor awareness of the importance of fund fees is a priority for ICI and its members. However, ICI expressed reservations about GAO's recommendation that investors periodically receive information on the specific dollar amounts of the operating expense fees deducted from their mutual fund accounts. Their concern is that this requirement could erode the value of the fee information currently provided in the prospectus and thus impede informed assessments of fee levels at competing funds, which could paradoxically diminish rather than enhance investors' overall understanding of fund fees.

GAO agrees with ICI and the other commenters that the current disclosures made by mutual funds, which provide fund expense ratios expressed as a percentage of fund assets and include an example of the likely amount of expenses to be incurred over various holding periods for a hypothetical $10,000 account, are useful for investors in comparing among funds prior to investing. The additional disclosure GAO recommends is intended to supplement, not replace, the existing disclosures. It should also serve to reinforce to investors that they do pay for the services they receive from their mutual funds as well as indicate to them specifically how much they pay for these services.

SEC, NASDR, and ICI also commented on GAO's observation that other financial products and services disclose specific dollar amounts for the fees charged to their users, but mutual funds do not. In their comments, these organizations generally indicated that not all charges are disclosed for other financial products and services and; thus, the disclosures for mutual funds are not that dissimilar. For example, SEC noted that funds disclose to investors specific dollar charges subtracted from their accounts, such as for sales loads or account fees, but do not disclose the specific charges that are levied outside the account. SEC stated that this is similar to banks not disclosing the spread between the gross amount earned by the financial service provider on customer monies and the net amount paid to the customer.

GAO does not agree with the commenting organizations that mutual funds' lack of disclosure of the specific operating expenses to individual investor accounts is comparable to the practices of banks or other businesses that do not disclose the difference between their investment or operating earnings and the amounts they pay to the individuals who provided those operating or investment funds. Investors in mutual funds have in essence hired the adviser to perform the service of managing their investment dollars for them. The fees that the advisor and the other service providers deduct from the fund's assets represent the price of the services they perform. Although such fees are deducted from the fund overall, each individual investor's account is ultimately reduced in value by their individual share of these deductions. However, the specific amount of these deductions is not disclosed in dollar terms to each investor. In contrast, customers and users of other financial services, such as private money managers, banks, and brokerage firms, are told of the specific dollar amounts subtracted from their individual assets or accounts.

All three commenting organizations also generally questioned this report's finding that mutual funds do not compete primarily on the price of their services. SEC noted that although an argument could be made that more price competition should occur in the mutual fund industry, it is not completely absent. ICI emphasized that because funds report performance on an after fees and expenses basis, mutual funds do compete on the basis of their fees. NASDR stated that the draft report did not address the fact that mutual funds present performance net of expenses.

GAO's report notes that mutual funds' performance returns, which are the primary basis upon which funds compete, are required to be disclosed net of fees and expenses. However, competition on the basis of net returns may or may not be the same as competition on the basis of price. Separating the fee from the return would remind investors that a fee is embedded in their net returns. In addition, GAO also notes that when customers are told the specific dollar amounts of the fees or charges, such as they are for stock brokerage transactions or bank checking accounts, firms in those industries appear to more frequently choose to compete directly on that basis and, in some cases, the charges for such services have been greatly reduced. Implementing GAO's recommendation to have such information provided to mutual fund investors could provide similar incentive for them to evaluate the services they receive in exchange for the fees they pay. Disclosing such information regularly could also encourage more firms to compete directly on the basis of the price at which they are willing to provide mutual fund investment services.

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SEC and ICI also questioned the legal accuracy of some of the statements made by individuals GAO interviewed regarding the role of mutual fund directors in overseeing fees. Although the individuals quoted in this report were critical of mutual fund directors setting their funds' fees only in relation to the fees charged by other funds, both SEC and ICI indicated that fund directors, by law, are required to review a wide range of information when assessing the fees charged by their fund advisor and other service providers.

In response to these comments, text has been added to the report to indicate that comparing one fund's fees to those charged by other funds is not the only factor that directors are required to consider when evaluating fees. However, in the opinion of the individuals whose comments are presented in the report, directors are primarily emphasizing such comparisons over the other factors they are also are required to consider as part of their fee reviews. As a result, these individuals see directors as maintaining fee levels, or at least allowing fees to be lowered only to the extent that other funds are taking similar actions.

Contents

Figures

Contents

Abbreviations

ICI	Investment Company Institute
NASD	National Association of Securities Dealers
NASDR	NASD Regulation
NAV	net asset value
SEC	Securities and Exchange Commission
CDSL	contingent deferred sales load

Introduction

Mutual funds offer investors a means of investing in a diversified pool of stocks, bonds, and other securities. As of 1998, 44 percent of U.S. households owned mutual funds, and the returns, particularly for stock funds, had generally exceeded returns that could have been earned on savings accounts or certificates of deposit. Since 1984, assets in U.S. mutual funds increased about 14-fold, growing from $371 billion in 1984 to $5.5 trillion in 1998. Because costs of providing mutual fund services are generally expected to rise less rapidly as fund assets increase, the significant growth in recent years has prompted some concerns by some industry participants and the news media over the level of fees funds charge.

This report responds to requests by the Chairman, Subcommittee on Finance and Hazardous Materials; and the Ranking Minority Member of the House Committee on Commerce.

Background

A mutual fund is an investment company that pools the money of many investors—individuals or institutions—that it invests in a diversified portfolio of securities. Mutual funds provide investors the opportunity to own diversified securities portfolios and to access professional money managers, whose services they might otherwise be unable to obtain or afford.

A mutual fund is owned by its investors, or shareholders. Fund share prices are based on the market value of the assets in the fund's portfolio, after subtracting the fund's expenses and liabilities, and then dividing by the number of shares outstanding. This is the fund's net asset value (NAV). Per share values change as the value of assets in the fund's portfolio changes. Investors can sell their shares back to the fund at the current NAV,[1] and funds must calculate the shareholders' share prices on the day a purchase or redemption request is made. Many newspapers publish daily purchase and redemption prices for mutual funds.

Various types of funds are offered to investors. Three basic types of mutual funds include stock (also called equity), bond, and money market funds. Some funds that invest in a combination of stocks, bonds, and other securities are known as hybrid funds and are discussed in this report as part of the information presented for stock funds. Money market funds are referred to as short-term funds because they invest in securities that

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[1] Shareholders of open-end mutual funds, which continuously issue and redeem shares, have a right to redeem shares at the current NAV. Closed-end funds, in which the number of shares is fixed, trade at market prices that are frequently above, or below, the actual NAV of the assets held by the fund.

generally mature in about 1 year or less; stock, bond, and hybrid funds are known as long-term funds. The firms that operate mutual funds frequently offer investors a family of funds that includes at least one each of the three basic fund types, although some firms may offer only one fund while others specialize in funds of a particular type, such as stock or bond funds. Of the total $5.5 trillion invested in mutual funds at the end of 1998, $2.98 trillion was invested in stock funds, $1.35 trillion was in money market funds, $831 billion was in bond funds, and $365 billion was in hybrid funds. This report will focus primarily on stock and bond funds because money market funds generally have not been the focus of recent concerns regarding fees.

Mutual Fund Assets Increased Dramatically in the 1990s

As shown in table 1.1, mutual fund assets grew dramatically in the 1990s, with stock funds growing 1,082 percent in the 1990-1998 period.

Table 1.1: Growth in Mutual Fund Assets, 1990-1998

Fund type	Total assets (dollars in millions)		Percentage growth
	1990	1998	
Stock funds*	$ 282,800	$ 3,342,900	1,082%
Bond funds	284,300	830,600	192
Money Market funds	498,300	1,351,700	171
Total	1,065,500	5,525,200	419

* This category combines equity and hybrid fund data.

Source: GAO analysis of Investment Company Institute data.

Mutual Funds Contract with Investment Advisers to Conduct Their Operations

Although it is typically organized as a corporation, a mutual fund's structure and operation differ from that of a traditional corporation. In a typical corporation, the firm's employees operate and manage the firm; and the corporation's board of directors, elected by the corporation's stockholders, oversees its operations. Mutual funds also have a board of directors that is responsible for overseeing the activities of the fund and negotiating and approving contracts with an adviser and other service providers for necessary services.[2]

However, mutual funds differ from other corporations in several ways. A typical mutual fund has no employees; it is created and operated by

[2] Although the Investment Company Act of 1940 does not dictate a specific form of organization for mutual funds, most funds are organized either as corporations governed by a board of directors or as business trusts governed by trustees. When establishing requirements relating to the officials governing a fund, the act uses the term "directors" to refer to such persons, and this report also follows that convention.

another party, the adviser, which contracts with the fund, for a fee, to administer fund operations. The adviser is an investment adviser/management company that manages the fund's portfolio according to the objectives and policies described in the fund's prospectus.[3] Advisers may also perform various administrative services for the funds they operate, although they also frequently subcontract with other firms to provide these services. Functions that a fund adviser or other firms may perform for a fund include the following:

- **Custodian**: A custodian holds the fund assets, maintaining them separately to protect shareholder interests.
- **Transfer agent**: A transfer agent processes orders to buy and redeem fund shares.
- **Distributor**: A distributor sells fund shares through a variety of distribution channels, such as directly through advertising or telephone or mail solicitations handled by dedicated sale forces, or by third-party sales forces. Funds that are marketed primarily through third parties are usually available through a variety of channels, including brokers, financial planners, banks, and insurance agents.

Distinct from the fund itself, the fund's adviser is generally owned by another entity with its own group of directors. (Ch. 6 of this report discusses in more detail the relationship between funds and their advisers and the specific legal duties placed on mutual fund directors.)

Mutual Fund Fees Include Operating Expenses and Sales Charges

Various fees are associated with mutual fund ownership. All mutual funds incur ongoing operating expenses for which they pay the adviser and other providers who operate and service the funds. An annual total of these operating expenses, commonly known as the fund's operating expense ratio, is expressed as a percentage of the fund's average net assets in a fund's prospectus and other reports. Fund operating expenses can vary in accordance with the work required by fund managers; the complexity of the fund's investments; or the extent of shareholder services provided, such as toll-free telephone numbers, Internet access, check writing, and automatic investment plans. The largest component of a fund's total expense ratio usually is the management fee, which is the ongoing charge paid to the investment adviser for managing the fund's assets and selecting

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[3] In some cases, the adviser may contract with other firms to provide investment advice, becoming a subadviser to those funds.

its portfolio of securities. The management fee is customarily calculated as a percentage of the fund's average net assets.[4]

Included as part of the operating expenses that are directly deducted from some funds' assets are fees that go to compensate sales professionals and others for selling the fund's shares as well as for advertising and promoting them. These fees, known as "12b-1 fees," are named after the Securities and Exchange Commission (SEC) rules authorizing mutual funds to pay for marketing and distribution expenses directly from fund assets. The National Association of Securities Dealer, Inc. (NASD), whose rules govern the distribution of fund shares by broker dealers, limits 12b-1 fees used for these purposes to no more than 0.75 percent of a fund's average net assets per year. Funds are allowed to include an additional service fee of up to 0.25 percent of average net assets each year to compensate sales professionals for providing ongoing services to investors or for maintaining their accounts. Therefore, any 12b-1 fees included in a fund's total expense ratio are limited to a maximum of 1 percent per year.

In addition to the fees in the expense ratio, some mutual funds include a sales charge known as a "load." Loads usually compensate a sales representative or investment professional for advice they provide investors in selecting a fund. Loads can be applied at the time of purchase (a "front-end load") or at redemption (a "back-end load").[5] NASD rules limit the load that can be charged as part of purchasing fund shares to no more than 8.5 percent[6] of the initial investment. Some mutual funds, known as "no-load" funds, do not have sales charges[7]. Other fees that may be charged directly to investors for specific transactions include exchange fees (for transferring money from one fund to another within the same fund family) and account maintenance fees.

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[4] The fees investors pay to the fund adviser constitute some of the adviser's revenue from operating the fund. For this reason, there is a potential conflict between the interests of the fund shareholders who pay the fund expenses and those of the adviser, which seeks to maximize its own revenues and profits. Chapter 6 of this report discusses how the laws that govern mutual funds have attempted to address this conflict of interest.

[5] A common type of back-end load, called a contingent deferred sales charge, typically is calculated as a percentage of the net asset value or offering price at the time of purchase and is payable upon redemption. However, such charges generally decrease incrementally on an annual basis and would not be applied to redemptions after a certain number of years.

[6] The maximum permissible front-end and deferred sales load varies depending on factors, such as whether the fund offers certain rights or imposes an asset-based sales charge or service fee.

[7] NASD rules prohibit members from describing a mutual fund as "no load" if the fund has a front-end or deferred sales charge, or if the fund's total asset-based sales charges and service fees exceed .25 percent of average net assets per year.

Mutual Fund Investors' Total Costs Vary Depending on How Shares are Purchased

The total charges for investing in a mutual fund can vary according to how the investor purchases shares. In some cases, investors may purchase mutual fund shares on the advice of an investment professional, including sales representatives employed by securities broker-dealers or banks or independent financial planners. When recommending mutual funds, these individuals may also be entitled to receive the sales loads charged by the funds as well as to charge the investors for providing investment services.

Many mutual funds can be purchased without professional assistance. To purchase the shares of these funds, investors contact the mutual fund companies directly, by visiting fund offices, or by telephone, mail, or Internet. Funds sold directly to investors in this way are known as "direct market" funds. In addition, investors can purchase direct market mutual funds through accounts they hold with broker-dealers. Investors may also use retirement benefit plans, such as 401(k) plans, to invest in any mutual funds.

Long-Term Impact of Annual Fees on Mutual Fund Investment Returns Can Be Significant

The annual fees that investors pay can significantly affect investment returns over the long term. For example, over a 20-year period a $10,000 investment in a fund earning 8 percent annually, and with a 1-percent expense ratio, would be worth $38,122; but with a 2-percent expense ratio it would be worth $31,117.

Various studies have also documented the impact of fees on investors' returns by finding that funds with lower fees tended to be among the better performing funds. A March 1998 analysis by an industry research organization examined stock funds across six different investment objectives over a 5-year period and found that lower fee funds outperformed higher fee funds over 1-, 3-, and 5-year periods through November 1997.[6] For example, of the large funds that invest in undervalued securities, the funds in the quartile with the lowest fees, which averaged 78 cents per $100 of assets, had the highest average performance—returning 138 percent over 5 years. Conversely, the funds in the quartile with the highest fees—averaging $2.26 per $100 of assets— had the lowest performance return over the period, averaging 112 percent.

Various Federal Statutes Apply to Mutual Fund Activities

SEC oversees the regulation of mutual funds under the Investment Company Act of 1940. Among the act's objectives is to ensure that investors receive adequate, accurate information about the mutual funds in which they invest. Other securities laws also apply to mutual funds. Under

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[6] Correlating Total Expenses to the Performance of Four and Five Star Equity Funds, Financial Research Corporation and Wechsler Ross & Partners (Mar. 2, 1998).

the Securities Exchange Act of 1934, persons distributing mutual fund shares or executing purchase or sale transactions in mutual fund shares are to be registered with SEC as securities broker-dealers. Broker-dealers who sell mutual funds are regulated and examined by both SEC and by the regulatory arm of NASD, called NASD Regulation, Inc. (NASDR). NASD, which is subject to SEC's oversight, acts a self-regulatory organization for brokerage firms, including those firms that engage in mutual fund distribution.

Neither federal statute nor SEC regulations, which govern the mutual fund industry, expressly limit the fees that mutual funds charge as part of their expense ratios. Instead, mutual fund regulations focus on ensuring that investors are provided adequate disclosure of the risks and costs of investing in mutual funds. As noted previously, NASD rules have placed certain limits on the sales charges and fees used to compensate sales personnel.

Although most mutual fund activities are subject to SEC and NASD requirements, the mutual fund activities conducted by some banks are overseen by the various bank regulatory agencies.[9] Because banks are exempt from the Securities Exchange Act of 1934, they are allowed to offer mutual funds and other securities to their customers without registering with SEC as broker-dealers. However, most banks have chosen to conduct their securities activities, including mutual funds, in subsidiaries or affiliates that are subject to SEC oversight. A small number of banks conduct securities activities either from within the bank or in other affiliates that are not subject to SEC oversight.[10] Depending on how such a bank is chartered, its mutual fund activities would be overseen by the Federal Reserve System, the Federal Deposit Insurance Corporation, or the Office of the Comptroller of the Currency.[11]

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[9] Additional information on the mutual fund activities of banks is contained in Bank Mutual Funds: Sales Practices and Regulatory Issues (GAO/GGD-95-210, Sep. 27, 1995).

[10] However, the Gramm-Leach-Bliley Act passed in 1999 will require any banks conducting more than 500 securities transactions per year to move such activities into a securities broker-dealer after May 12, 2001.

[11] The Office of the Comptroller of the Currency oversees banks with national charters. The Federal Reserve System oversees bank holding companies and, in conjunction with state banking authorities, also oversees any state-chartered banks that are Federal Reserve members. The Federal Deposit Insurance Corporation oversees state-chartered banks that are federally insured but not members of the Federal Reserve. Any mutual fund activities conducted by thrifts would be subject to SEC's oversight because thrifts are not exempted from the definition of "broker" and "dealer" under the Securities Exchange Act of 1934.

Objectives, Scope, and Methodology

The objectives of this report were to review the mutual fund industry to determine (1) the trend in mutual fund advisers' costs and profitability, (2) the trend in fees, (3) how mutual funds compete, (4) the requirements for fee disclosures to fund investors and how industry participants view these disclosures, and (5) the responsibilities of mutual fund directors regarding fees and how industry participants view directors' activities.

As part of analyzing the trend in mutual fund advisers' costs and profitability, we interviewed various industry officials. These officials included representatives of 15 mutual fund advisers, including 13 large firms and 2 smaller firms. These firms included some of the largest mutual fund families, one firm affiliated with a bank, and several firms known for charging lower fees. We also interviewed officials from 10 industry research organizations that compile information, conduct analyses, or perform consulting services relating to the mutual fund industry. These firms included the major providers of data and analysis on the mutual fund industry. We also interviewed three officials from money management or financial planning firms and two former senior regulatory officials. In addition, we interviewed officials from two financial industry associations, including the Investment Company Institute (ICI), which is the national association of the U.S. mutual fund industry; and the American Association of Individual Investors. We also interviewed, and obtained information from, SEC and NASDR officials who oversee mutual fund activities.

We also obtained and analyzed data from ICI on the number of funds and total assets invested in mutual funds. ICI officials indicated that these data included information representing over 90 percent of the funds and the assets invested in mutual funds in the United States. We reviewed studies and analyses of the trend in mutual fund fees by academic organizations, industry associations, and regulators.

To identify what costs funds are required to disclose, we reviewed SEC regulations. We also reviewed the annual reports for a random selection of 35 funds, including at least 1 of the funds whose officials we interviewed, to identify the types of cost information these funds disclosed. We also discussed the trends in costs associated with operating mutual funds with industry officials at the organizations identified above. We also reviewed various academic research papers and analyses by industry research organizations and others. To identify the trends in average account size, we obtained and analyzed data from ICI. We also analyzed cost, revenue, and profitability data compiled by an industry research organization on 18 public mutual fund advisers, which represent all of the public companies

whose primary business activity involves operating mutual funds as an adviser.

To determine the trend in mutual fund fees, we interviewed industry participants and reviewed studies, analyses, and academic research regarding mutual fund fees. To conduct our own analysis of the trend in fees, we collected and analyzed data on the largest mutual funds. These included the 77 largest mutual funds in existence for the entire 1990-1998 period based on asset size as of February, 28, 1999, as reported in the Lipper Mutual Funds Quarterly section in the April 5, 1999, issue of Barron's. We focused on the time period since 1990 because it represented the most current and consistent period of mutual fund industry history and market conditions. The 77 largest funds consisted of 41 stock funds and 5 hybrid funds, each with assets over $8 billion; and 31 bond funds, each with assets over $3 billion. We excluded 10 other stock, hybrid, and bond funds that were above the asset minimums but came into existence after 1990. We obtained annual expense, sales load, and asset data for each of the 77 funds for each year from 1990 to 1998 from Morningstar, Forbes Magazine, and Standard & Poor's; and from annual reports, prospectuses, and registration statements filed by the mutual funds with SEC or available at mutual fund internet sites.

To determine the nature and structure of competition in the mutual fund industry, we reviewed academic research papers, economic literature, speeches, testimonies, and other documents discussing mutual fund competition. We collected data on numbers of funds, fund complexes, and advisers. We also discussed the extent of competition with the funds with industry officials at the organizations identified above. To identify what factors funds emphasized in their advertisements, we collected and analyzed the content of selected business, news, and personal finance magazines.

To determine how mutual funds disclose their fees, we reviewed the relevant laws, rules, and regulations governing mutual fund fee disclosure and interviewed officials from SEC, NASDR, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, and the Board of Governors of the Federal Reserve System. To compare mutual fund disclosures to those for other financial products and services, we reviewed the relevant regulations for those products and consulted with regulatory and industry association officials. To determine how investors use the information on fees, we reviewed studies and surveys done by industry research organizations. We also interviewed industry participants to obtain their opinions regarding the effectiveness of existing fee disclosures and

suggestions for additional disclosures. A broker dealer also provided us summary information from a customer survey that included questions about the utility and desirability of current and proposed fee disclosures.

To determine the responsibilities of mutual fund directors regarding fees, we reviewed the relevant laws, rules, and regulations governing mutual fund organizational structure and directors' responsibilities. We also interviewed officials from SEC and NASDR. In addition, we discussed the effectiveness of fund directors with industry participants. From legal databases, we also obtained and reviewed decisions and other documents pertaining to various court cases involving mutual fund fees.

We conducted our work in Washington, DC; Chicago, IL; New York, NY; Boston, MA; San Francisco, CA; and Los Angeles, CA, between November 1998 and April 2000, in accordance with generally accepted government auditing standards. We requested comments on a draft of this report from the heads, or their designees, of SEC and NASDR. In addition, we requested comments from the mutual fund industry association, ICI. Each of these organizations provided us with written comments, which appear along with our responses to individual comments in appendixes I through III. Additional technical comments received from SEC were incorporated into this report as appropriate.

Data Inadequate For Determining How Asset Growth Affected Adviser Costs

Academic studies and other research suggest that as mutual fund assets grow, mutual fund advisers should experience operational efficiencies—or economies of scale—that could allow them to reduce their funds' operating expense ratios.[1] However, we were unable to determine the extent to which mutual fund advisers experienced these economies of scale because information on the costs and profitability of most fund advisers was not generally publicly available. Industry officials reported that the costs of operating and providing mutual fund services have been increasing. Although comprehensive cost data were not available, we were able to determine that mutual fund advisers and other mutual fund service providers were earning significantly more in fee revenues in 1998 from the funds they operated than they had in 1990. In addition, analyses by industry research organizations of 17 public mutual fund management firms indicated that such firms were generally profitable and that their profitability had been increasing.

Fund Asset Growth Expected to Produce Economies of Scale

As fund assets grow, advisers usually experience increases in both their revenues and their costs. However, the research we reviewed and the officials we interviewed agreed that fund advisers experience operational efficiencies that result in their costs growing less rapidly than the assets of the funds they manage. Academic researchers and industry officials acknowledged that mutual fund advisers' operations likely experienced economies of scale as fund assets grew. Fund advisers also likely experienced economies of scale in their operations because the majority of fund asset growth has come from increases in the value of the securities in funds' portfolios, which is a less costly source of growth than additional share purchases by new or existing investors.

Many Agree that Mutual Fund Advisers Experience Economies of Scale

As fund assets grow, the adviser earns additional revenue because its fee is a percentage of the fund's average net assets. However, in performing the various services necessary to operate the fund, the adviser incurs various costs for services, such as researching selections for the portfolio and managing the investments to maximize returns. Fund advisers also incur costs to administer accounts, process account transactions, and promote their funds to attract new shareholders and additional investor inflows. The difference between the adviser's costs and the amount of revenue it collects is its operating profit from the fund. If the adviser's revenues are

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[1] As discussed in chapter 1 of this report, the operating expense ratio for a mutual fund is the total of various fees and expenses charged to the fund during a particular period shown as a percentage of the fund's total assets. The expense ratio includes a management fee that compensates the adviser for selecting and managing the fund's portfolio, 12b-1 fees used for expenses associated with distributing fund shares, and any other expenses associated with administering the fund that have been deducted from its assets.

-increasing faster than its costs, then the adviser is experiencing operational efficiencies, or economies of scale.

Academics, industry research organizations, regulators, and fund advisers we consulted generally agreed that mutual fund operations are subject to economies of scale as their assets grow. Most studies we reviewed found that as fund size increased, average operating expense fees decreased. A December 1999 ICI study reported that stock funds with assets of $250 million or less had an average expense ratio of $1.39 per $100 of assets, and funds with assets of over $5 billion had an average expense ratio of 70 cents per $100 of assets.[2] The ICI study also reported that funds with significant asset growth tended to reduce their expense ratios as they grew, suggesting the presence of economies of scale.

In this study, ICI states that the operating efficiencies that mutual fund advisers experience arise, not from spreading fixed costs across a growing asset base, but from needing proportionally fewer additional resources as assets grew. The study found that fund advisers typically expend additional resources for portfolio management, investment research, and fund administration as fund assets grow. For example, an adviser of a fund experiencing 100-percent growth in fund assets may need to add only 5 new hires to a staff of 10 customer service representatives, rather than doubling the staff to address the workload arising from the additional assets. Therefore, customer service personnel costs would be proportionally less for twice the assets.

Industry officials we interviewed also generally agreed that mutual fund operations experience economies of scale. An official at a money management firm whose customers invest in mutual funds told us that mutual fund advisers' operations are subject to large economies of scale, and additional investor inflows result in little additional cost. Officials of the fund advisers we interviewed also agreed that their operations experienced economies of scale.

Some of the studies and industry officials noted that economies of scale should not be assumed to exist on an industrywide level. For example, a study by one industry research organization, Lipper Analytical Services, Inc., stated that the mutual fund industry as a whole does not experience

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[2] Investment Company Institute Perpective: Operating Expense Ratios, Assets, and Economies of Scale in Equity Mutual Funds, John D. Rea, Brian K. Reid, and Kimberlee W. Millar, (Washington, D.C.: Dec. 1999).

economies of scale, but individual funds do.[3] In his testimony before Congress, the ICI president offered various explanations as to why asset growth for the industry has not translated into economies of scale for all funds. For example, asset growth arising from the creation of new funds would not likely result in economies of scale because new funds usually incur high costs in their initial periods of operation. In addition, asset growth by certain funds could produce operating efficiencies for those funds but not for others that had not grown.

Substantial Asset Growth From Portfolio Appreciation Should Also Result in Economies of Scale

An additional factor that should contribute to economies of scale among mutual fund advisers was the extent to which their assets grew due to portfolio appreciation. Such growth results as the securities that have been selected and purchased for the fund's portfolio increase in value. As the value of the fund assets increase, the adviser's revenues also increase because it deducts its fee as a percentage of all of the assets in the fund. However, these additional assets would not be accompanied by the additional account processing costs that result from asset growth arising from additional share purchases by new or existing shareholders.

Mutual fund advisers likely experienced such economies of scale because most of the industry's growth in the 1990s resulted from portfolio appreciation. We analyzed industrywide data from ICI on the growth in mutual funds to determine the extent to which funds' asset growth resulted from either additional share purchases by existing and new investors or from appreciation of the securities within fund portfolios. As shown in table 2.1, portfolio appreciation accounted for about 56 percent of the mutual fund asset growth for all stock and bond funds. In contrast, growth resulting from additional investor share purchases accounted for about 44 percent these funds' growth.

Table 2.1: Source of Asset Growth for All Stock and Bond Funds From 1990 to 1998

Fund type	Portfolio appreciation	Investor share purchases	Totals
Stock funds	56.5%	43.5%	100%
Bond funds	54.2%	45.8%	100%
Totals	56.1%	43.9%	100%

Source: GAO analysis of ICI data.

[3] The Third White Paper: Are Mutual Fund Fees Reasonable? (September 1998 Update), Lipper Analytical Services, Inc. (Sep. 1998).

Cost Data Not Generally Available for Mutual Fund Advisers' Overall Operations

Determining the extent to which mutual fund advisers experienced economies of scale was not possible because comprehensive data on advisers' costs are not publicly available. Mutual funds are required to disclose certain fees and costs paid by investors that are deducted from fund assets, but these disclosures do not specify the costs that the adviser incurs in providing services to the fund.

Under the requirements of the securities laws, a fund is required to periodically disclose to fund shareholders the costs attributable to individual funds. Among these costs is the fee that the adviser to the fund charges for managing the fund and selecting the investments to be included in its portfolio. In addition, these costs include those resulting from various administrative functions performed as part of operating a fund, such as those for legal services or the printing of required reports.

Under the laws governing mutual fund activities, mutual funds must make publicly available certain financial information applicable to the fund when initially offering shares to the public and on a semiannual basis thereafter. This information includes a balance sheet, which lists the fund's assets and liabilities; and a statement of operations. The statement of operations presents the income and expenses incurred by the fund. A fund's income is generally the dividends and interest earned on the securities in its portfolio. For expenses, the disclosure requirements for the statement of operations are relatively brief and require separate reporting of

- investment advisory, management, and service fees in connection with expenses associated with the research, selection, supervision, and custody of investments;
- amounts paid as part of a 12b-1 plan; and
- any other expense items that exceed 5 percent of the total expenses.

In addition, funds are required to disclose in footnotes to this statement how the management and service fees were calculated. Funds are also required to provide information on the net change in the assets of the fund resulting from operations, which includes any realized and unrealized gains or losses.

Review of the financial statements issued for 35 funds[4] indicated the information disclosed for these funds was generally similar. The total amounts expended for the management or advisory fee and for expenses

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[4] Included among these 35 funds were at least 1 of the funds offered by the 15 advisers that we contacted and a random selection of others that we obtained from public filings made to SEC.

relating to the directors were disclosed for every one of the funds we reviewed. The amounts expended for audit services and shareholder reporting were also shown in the reports of a majority of the 35 funds.

Although funds provide some information on the operating costs of individual mutual funds, the trend in the costs and profitability of advisers that manage mutual funds cannot be identified from the required reporting for individual funds. The information disclosed by funds pertains to the funds' associated income and expenses, but the advisers that operate these funds are separate legal entities with their own revenues and costs. Some of the revenue earned by fund advisers can be determined from the amount of management/advisory fees shown in fund disclosures. However, the reporting does not include disclosure of the specific costs that advisers incur to operate a fund. Nor does the material that mutual fund advisers file with SEC include such information. For example, the salaries of portfolio managers or other executives an adviser employs or the research expenses it incurs are not required to be disclosed. Without knowing the specific costs the adviser incurred to operate the funds it offers, the profitability of most mutual fund advisers cannot be determined. Some of the advisers that manage mutual funds are publicly owned companies and thus are required under other SEC regulations to periodically disclose the financial results of their operations. However, the majority of advisers are privately held and thus not subject to these requirements.

Fund and Other Industry Officials Report that Mutual Fund Operating Costs Have Risen

Only limited public data existed on the individual costs incurred by mutual fund advisers, but this information and industry officials' statements indicated that costs have been rising. Some of the increase in overall operating costs stemmed from the costs of the new services that advisers have added to those they already perform for investors or for the firms that market mutual funds. In addition, overall operating costs have risen due to increases in other areas, including the costs of distribution, advertising, and personnel.

New Services Increase Operating Costs

Mutual fund officials cited new services as an important reason for the increasing costs of operating mutual funds. Testifying before Congress, the president of ICI stated that mutual fund advisers are under substantial competitive pressure to provide enhanced and sometimes costly services. Officials at the industry research organizations and at the mutual fund advisers we contacted also indicated that new and expanded services have raised costs. Among the new services that these firms are adding were new telecommunication services. These included such services as 24-hour telephone centers and voice-recognition systems to provide investors with information and more convenient access to their accounts. Mutual fund

advisers are also increasingly providing information and account access services over the Internet.

Distribution Costs Also Increasing

Mutual fund advisers have also apparently experienced increased costs incurred as part of having their funds distributed. Some broker-dealers whose sales representatives market mutual funds have narrowed their offerings of funds or have created preferred lists of funds, which then become the funds that receive the most emphasis in the marketing efforts made by broker-dealer sales representatives. When a fund is selected as one of the preferred fund families on these lists, the mutual fund adviser is required to compensate the broker-dealer firms. According to one research organization official, there are significantly fewer distributing firms than there are mutual fund advisers. As a result, the mutual fund distributors have the clout to require the advisers to pay more to have their funds sold by the distributing firms' staff. For example, distributors sometimes require fund advisers to share their profits and pay for expenses incurred by the distributing firms, such as requiring an adviser to pay for advertising or for marketing materials that are used by the distributing firms.[5]

Mutual fund advisers' distribution costs are also increased when they offer their funds through mutual fund supermarkets. Various broker-dealers, including those affiliated with a mutual fund adviser, allow their customers to purchase through their brokerage accounts the shares of funds operated by a wide range of fund advisers. Although these fund supermarkets provide the advisers of participating funds with an additional means of acquiring investor dollars, the firms that provide such supermarkets generally require fund advisers to pay a certain percentage on the dollars attracted from purchases by customers of the firm's supermarket. For example, advisers for the funds participating in the Charles Schwab One Source supermarket pay that broker-dealer firm up to 0.35 percent of the amount invested by that firm's customers.

Fund Advertising Costs Also Increasing

Another area in which mutual fund advisers were reportedly experiencing higher costs was in advertising expenditures. According to data compiled by one industry research organization,[6] consumer investment advertising by financial services companies has grown at an annual rate of 33 percent from 1995 to 1998, with nearly $1 billion spent in 1998.

[5] Amounts paid to fund distributors deducted from fund assets must be paid pursuant to a 12b-1 plan. Other amounts paid to distributors would come out of adviser profits.

[6] "Fund Advertising: Evolving Trends Among Television, Internet, and Print Media," Mutual Fund Café: Blue Plate Special, Financial Research Corporation (Jan. 18, 1999).

Industry officials offered various reasons for increased advertising expenditures. As discussed in chapter 4 of this report, mutual fund advisers attempt to compete primarily by differentiating their firms' fund offerings from those of other firms. For example, one industry research organization official indicated that competition among so many funds requires advisers to increasingly promote their particular funds. Mutual fund supermarkets may also increase fund advisers' advertising expenses. Advisers selling through fund supermarkets may find that they avoid the costs associated with a salesforce or certain other expenses. However, increasing the likelihood that investors will select their funds out of all those offered through such supermarkets usually requires that advisers must spend on advertising to increase investor awareness of their funds.

Personnel Costs Also Increasing

Although already paying among the highest levels of compensation, mutual fund advisers apparently have to pay increasing amounts to attract and retain personnel. Mutual fund personnel are among the best-compensated staff among various financial organizations. In 1999, an association for the investment management profession and an executive recruiting firm sponsored a study of compensation for 19 different positions among 7 types of financial industries.[7] Along with mutual funds, the other industries were (1) banking; (2) insurance; (3) investment counseling; (4) pension consulting; (5) plan sponsors, endowments, and foundations; and (6) securities broker-dealers. The study obtained data by survey for staff employed in these industries in various positions; including chief executives, chief investment officers, research directors, securities analysts, and portfolio managers for four different investment types. According to our analysis of the information presented in this study, the industry median compensation for mutual fund industry overall was the highest among the seven industries. Across the various positions, the compensation for mutual fund industry personnel was ranked as the highest or second highest in 13 of the 19 positions surveyed. Specifically, mutual fund industry personnel had the highest compensation in six of the positions, including having the highest median compensation for chief executive officers and for each of the four portfolio manager positions.

Personnel costs are also reportedly rising for mutual fund advisers. Officials with three of the industry research organizations we contacted cited expenses for personnel as an area in which fund advisers have experienced increased costs. An official at one such organization told us that with the low unemployment rate, fund advisers must pay personnel

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[7] 1999 Investment Management Compensation Survey, Association for Investment Management and Research and Russell Reynolds Associates (Jul. 20, 1999).

more to avoid losing them and having to replace them with new and untrained personnel.

Officials at the mutual fund advisers we contacted also cited personnel as an area in which their costs were increasing. Many officials noted that mutual fund industry personnel costs are being driven higher due to competition for quality personnel from hedge funds.[a] An official with one large fund adviser told us that increasing the size of compensation packages for portfolio managers was necessary to keep them from leaving to join hedge funds. He likened the market for such staff to that for sports stars.

Information Technology Expenditures Also Increase But May Eventually Reduce Adviser Costs

Fund adviser and other officials also cited the need to make continued investments in their overall information technology resources as a source of increased costs to their operations. For example, officials at one mutual fund adviser told us the staffing of their information technology department has risen from 1 person to over 700 over a 26-year period. Mutual fund adviser and industry research officials also described other information technology expenditures that firms are making; including implementing automated telephone voice processing systems and creating Internet Web sites.

Although mutual fund advisers are reportedly experiencing increased costs resulting from the increased investments they are making in technology and service enhancements, some of these investments may result in reduced operating costs in the future. According to officials at two industry research organizations, the investments that fund advisers make in technologies such as the Internet and voice-processing systems will eventually allow them to reduce service costs. According to an article prepared by one of these research organizations,[b] companies that deploy Web-based customer services can cut their costs by close to half, if not more. For example, the article cites research by one organization that indicated that typical customer service transactions cost $5 if responded to by a live agent, 50 cents if by a voice response system, and a few cents if done on the Web.

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[a] Hedge funds are private investment partnerships or offshore investment corporations that include a general partner, which manages the fund, and a limited number of other investors that usually must meet high minimum investment requirements.

[b] "How Fund Companies Are Using the Internet to Strengthen Customer Relationships and Cut Costs," Mutual Fund Café: Inside Scoop, DeRemer & Associates and Wechsler Ross & Partners (Aug. 1998)

Asset Growth Has Varying Effects on Fund Advisers' Costs

Fund asset growth can affect advisers' costs in varying ways. Although mutual fund advisers' costs were reportedly rising, industry officials explained that these costs do not generally rise smoothly as assets increase. Officials also indicated that advisers' costs rise more when their asset growth comes from new accounts rather than from existing shareholders.

Adviser Costs Do Not Rise Smoothly

According to industry officials, the costs of providing mutual fund services may not rise in a smooth, continuous way. Officials at the mutual fund advisers we contacted told us that some of their operating costs increase in a staggered fashion as their assets grow. For example, officials at one adviser said that as their assets grow, they find that the number of staff performing certain functions, such as answering customer inquiries, can stay the same for some time. However, when assets reach a certain level, they find that they must add additional staff to address the additional workload. Therefore, although assets may be growing steadily, many of their costs remain temporarily fixed until certain asset levels are reached; then their costs rise to a new, higher fixed level. Officials at another fund adviser explained that other costs are more fixed; thus, as assets grow, these costs go down on a per-share basis. Such costs would include the cost of maintaining custody[10] over the securities invested in by their funds.

New Accounts Also Increase Adviser Costs

Fund adviser officials also explained that if their asset growth comes from new accounts, then their costs correspondingly increase more than if the additional dollars came instead from existing shareholders. Officials at one mutual fund adviser told us much of the industry's asset growth has come from new, smaller accounts. They said that such accounts are more expensive to service than larger accounts on a per dollar basis, because each account requires a minimum level of service regardless of size.

However, we analyzed data on shareholder accounts compiled by ICI. Although the number of shareholder accounts for stock funds has grown by over 430 percent, from 22 million in 1990 to about 120 million in 1998, this was less than the growth in the assets of these funds, which grew by over 1,100 percent during that same time frame.

Changes in the average account size at individual mutual fund advisers can affect these firms' costs. For example, officials at one mutual fund adviser reported to us that their average account size had fallen from $12,000 to

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[10] Mutual funds pay such costs to entities known as custodians, which provide for the safekeeping of stock certificates and other assets owned by the funds.

$9,000, with its median size being $1,500. According to this firm's officials, having more, smaller accounts increases their overall servicing costs.

Although some firms may experience a decline in their average account size that results in an increased cost per account, industrywide data indicated that this is not affecting all firms. According to our analysis of ICI data, the average account size for all stock funds in the industry has risen by 127 percent, from just under $11,000 in 1990 to almost $25,000 in 1998. The average account size in 1998 for bond funds has increased similarly since 1990 as well.

Fee Revenues Have Increased Significantly

Although comprehensive data on the costs fund advisers incurred was not available, the revenue fund advisers and other service providers collect as fees from the mutual funds they operate appears to have increased significantly. The fee revenues earned by the advisers and service providers of the largest mutual funds have also risen significantly during the 1990s.[11] The amount of fees collected on a per account basis has also risen.

As mutual fund assets have grown, the revenues that fund advisers and other service providers collect through the fees they deduct from these funds have also risen. ICI provided us with data on the assets and operating expense fee revenues for 4,868 stock and bond funds, which their officials indicated represented over 90 percent of the total industry assets for these fund types.[12] As shown in table 2.2, our analysis of this data indicated that asset growth has led to comparable growth in the fee revenues earned by mutual fund advisers and other service providers.

Table 2.2: Growth in Mutual Fund Assets and Estimated Fund Adviser and Other Service Provider Fee Revenues 1990-1998

Dollars in millions

Fund type	Total assets			Estimated fund adviser and provider fee revenues[a]		
	1990	1998	Percentage change	1990	1998	Percentage change
Stock	$256,766	$2,396,410	833%	$2,544	$22,931	801%
Bond	268,529	698,365	160	2,408	5,933	146
Totals	525,295	3,094,775	489	4,952	28,864	483

Source: GAO analysis of data from ICI.

[11] Fund adviser and service provider revenues were estimated by multiplying fund assets by operating expense ratios.

[12] The total asset amounts differ from those presented elsewhere in this report because the data ICI provided for this revenue analysis did not include any funds sold as part of variable annuity products.

The largest funds have also produced more revenue for their advisers and
other service providers during the 1990s. Using 1998 data, we identified the
77 largest stock and bond funds that had been in existence since 1990.[13]
For these funds, we found that the advisers and service providers
operating these funds collected $7.4 billion in revenues from the fees
deducted from these funds' assets in 1998. As shown in table 2.3, this was
over $6 billion, or almost 560 percent more than they earned in 1990.

Table 2.3: Assets and Fee Revenues for 77 Largest Mutual Funds for 1990-1998

Dollars In millions

	1990	1991	1992	1993	1994	1995	1996	1997	1998	Percentage change 1990-1998
Total assets	$164,425	$232,985	$303,339	$409,755	$432,241	$595,857	$745,889	$954,725	$1,157,219	604%
Total fee revenue	$1,128	$1,640	$2,157	$2,986	$3,255	$4,488	$5,387	$6,347	$7,428	559

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Some of the largest funds experienced significant increases in their fee
revenues from 1990 to 1998. For example, the assets of the largest stock
fund grew 580 percent from $12.3 billion in 1990 to $83.6 billion in 1998.
The revenues of the adviser and other service providers for this fund grew
308 percent, increasing from about $127 million to over $518 million during
the same period. As the assets of another stock fund grew 825 percent
from $5.6 billion in 1990 to $51.8 billion in 1998, its adviser's adviser and
other service providers' revenue increased 729 percent, growing from $38.7
million to $321 million during the same period.

On an industrywide basis, the average amount of total revenues fund
advisers and other service providers earned per investor account has also
risen. According to data compiled by ICI, the increase in fee revenues on a
per account basis has been less dramatic than the increases in total fee
revenues shown above. As shown in table 2.4, the average fees collected by
fund advisers and other service providers per account rose 61 percent for
stock funds and 37 percent for bond funds from 1990 to 1997.[14]

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[13] Using data as of February 24, 1998, we identified these funds as being the largest funds that had been
in existence since at least 1990. These 77 funds included 46 stock funds (including 5 hybrid funds that
invested in both stocks and bonds), each with assets over $8 billion; each of the 31 bond funds had
assets of $3 billion. Collectively, these 77 funds had combined assets of $1,157 billion in 1998 and
represented nearly 28 percent of the $4,174 billion in total industry assets invested in these types of
funds. As of that date, 10 other funds had similar levels of assets as the funds in our analysis; we did
not include them in our analysis because they had been created after 1990.

[14] ICI did not provide data on the number of accounts for 1998.

Table 2.4: Average Fees Collected For Stock and Bond Funds In Dollars Per Account from 1990 to 1997

Type of fund	1990	1991	1992	1993	1994	1995	1996	1997	Percentage change
Stock	$102	$106	$122	$136	$138	$135	$150	$164	61%
Bond	184	180	210	230	237	223	235	251	37

Source: GAO analysis of data from ICI.

Data for Some Mutual Fund Advisers Indicates Profitability Has Been Increasing

Recent data on the profitability of mutual fund advisers were generally limited to a few studies done by industry research organizations.[15] As noted previously, financial statements are not available for most mutual fund adviser firms. Although hundreds of mutual fund advisers exist, information was available for only a small subset of firms that have issued securities to the public, which requires them to file publicly available financial statements with SEC. The financial results of these public mutual fund adviser firms may not be representative of the industry as a whole because the public firms tend to be among the largest firms. However, analysis of information for some of these firms indicated that they were generally profitable and that their profitability had been increasing.

An analysis by 1 industry research organization of 18 mutual fund advisers indicated that these firms' revenues were generally growing faster than their expenses. This organization, Strategic Insight, LLC., annually reports on trends in mutual fund adviser costs and profits by using data for those advisers that have issued securities to the public and thus are required to make their financial statements publicly available. For its analysis, Strategic Insight reviewed the financial results from 1994 to 1998 for 18 public companies[16] that manage mutual funds and other private account assets. According to its report, these 18 firms managed about $1.1 trillion in mutual fund assets and accounted for about 20 percent of total industry assets in 1998. As shown in table 2.5, the operating expenses for the 18 companies have been rising since 1995, but their data indicated that the rate of increase has been slowing each year.

[15] The studies we identified that addressed mutual fund adviser costs or profitability included Money Management Financial Comparisons 1998, Strategic Insight, LLC. (New York, NY: Apr. 1999); The Third White Paper: Are Mutual Fund Fees Reasonable? (September 1998 Update), Lipper Analytical Services, Inc. (Sep. 1998); and Price Valuation and Performance Analytics, Putnam Lovell Thornton & LaGuardia (Apr. 1999).

[16] The companies include AMVESCAP PLC, Affiliated Managers Group, Alliance Capital L.P., Eaton Vance, Franklin Resources, Federated Investment, Gabelli Asset Management, Kansas City Southern (financial group only), Liberty Financial, PIMCO Advisors L.P., Phoenix Investment Partners, Pioneer Group, Pilgrim America, The John Nuveen Company, Nvest L.P., T. Rowe Price, United Asset Management, and Waddell & Reed.

Table 2.5: Change in Revenue and Expenses From Prior Year and Resulting Operating Margin for Public Asset Management Companies

	1995	1996	1997	1998
Fee revenue growth	43%	36%	34%	28%
Operating expense growth	48	34	31	27
Operating profit margin*	33	34	35	36

*Operating margin is the percentage that operating profit (revenue minus expenses) represents of total revenue before taxes.

Source: Strategic Insight, LLC., analysis of 18 public companies

Although the Strategic Insight data shows that expenses have been increasing for these companies, it also showed that their revenues were, on average, increasing at a higher rate than their expenses between 1996 to 1998.

As table 2.5 also shows, Strategic Insight found that as measured by profit margins, the profitability of these mutual fund management companies has been increasing. In 1998, Strategic Insight's calculations indicated that these 18 companies' pretax operating profits, calculated by subtracting total expenses from total revenues before subtracting taxes, averaged about 36 percent of their revenues.

These mutual fund advisers also appear generally profitable compared to firms in other industries. A commonly used measure of profitability is return on equity, which is the ratio of profits to the amount of equity invested in the business by the firm's owners, which is derived by subtracting the firm's liabilities from its assets.

The Strategic Insight data lacked complete information on all 18 publicly traded mutual fund advisers, but we were able to assess the rates of return on equity of 9 of the advisers as far back as 1995. From 1995 to 1998, the returns on equity for these nine firms were generally consistent and ranged, on average, between 23 and 26 percent during these years, with the 26 percent occurring in 1998. This was comparable to the 500 U.S. companies in the Standard & Poor's 500 index, whose return on equity had averaged 22 percent from 1995 to 1999.

Mutual Fund Operating Expense Ratios Generally Declined

Previously completed studies of trends in the operating expense ratios charged by mutual funds produced varying conclusions as to whether such fees were declining or increasing and faced criticism over the methodologies they used. Our own analysis indicated that the expense ratios charged by the largest funds were generally lower in 1998 than their 1990 levels, but this decline did not occur consistently over this period. The expense ratios for the largest stock funds, which experienced the greatest asset growth during the 1990s, declined more than had the largest bond funds, whose expense ratios had generally remained flat. Finally, not all funds have reduced their fees despite experiencing growth in their assets. Our analysis of the largest funds indicated that 25 percent of the funds whose assets grew by 500 percent or more since 1990 had not reduced their expense ratios by at least 10 percent by 1998, including some funds that raised their fees.

Studies Also Find Mixed Trend in Fees Across Industry

Studies and analyses that looked at the trend in operating expense ratios and other charges to mutual fund investors had generally mixed findings, with some finding fees have risenand others finding them to have declined. Questions were raised about the conclusions of some of these studies because of the methodologies they used.

Some Studies Find Declines in Mutual Fund Fee Charges

Some of the studies we reviewed that had looked at the overall trend in mutual fund fees since 1990 found that the operating expense ratios and other charges were declining. Among these were a series of studies conducted by ICI, which looked at the trend in mutual fund fees charged by stock and bond funds.[1] In these studies, ICI combined funds' annual operating expense ratios with an amortized portion of any sales loads charged.[2] To calculate the average total annual costs for all funds, ICI multiplied each fund's total cost by the proportion that its sales represented of all fund sales that year. ICI stated that this methodology was intended to incorporate all of the costs that an investor would expect to incur in purchasing and holding mutual fund shares. Weighting these costs by fund sales was intended to reflect the costs of funds actually being chosen by investors each year.

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[1] The three ICI studies were: Trends in the Ownership Cost of Equity Mutual Funds, November 1998; Total Shareholder Cost of Bond and Money Market Mutual Funds, (Washington, D.C.: Mar. 1999); and Mutual Funds Costs, 1980-1998, (Washington, D.C.: Sep. 1999). ICI also issued a related study of economies of scale that also included fee trend information: Investment Company Institute Perspective: Operating Expense Ratios, Assets, and Economies of Scale in Equity Mutual Funds, John D. Rea, Brian K. Reid, and Kimberlee W. Millar, (Washington, D.C.: Dec. 1999).

[2] To account for any sales loads charged, the ICI researchers spread (or amortized) the load charges over numerous years according to estimates of the average period over which investors hold their funds. Thus, the total costs to fund shareholders each year was calculated as the annual operating expenses plus that year's proportionate share of any applicable sales load.

Using this methodology, ICI found that the total costs investors incurred as part of purchasing mutual funds declined 40 percent between 1980 and 1998 for stock funds and 25 percent between 1980 and 1997 for bond funds. The studies also reported that a significant factor in the declining investor costs was the shifting by investors to lower cost funds. This shift by investors was also reflected in data showing faster growth in no-load funds than load funds. The ICI studies reported that a general decline in distribution costs (sales loads and 12b-1 fees) also contributed to the overall decline in investor costs.

Other Studies Found Fees Rising

In contrast, some studies or analyses that looked at the trend in mutual fund fees found that fees had been rising. These included analyses by academic researchers, industry research organizations, and regulators. For example, an analysis by an academic researcher indicated that the median asset-weighted average operating expense ratio of funds in the industry had increased by 7 percent from 1987 to 1998. An internal study by SEC staff found that median expense ratios had increased by 11 basis points from 1979 to 1992.

Criticisms Raised Regarding the Methodologies Used by Some Fee Studies

The conclusions reached by some of the mutual fund fee studies have been criticized because of the methodologies used. Some industry participants were critical of the conclusions reached in the ICI studies because it calculated average annual shareholders' costs by weighting them by each fund's sales volume. For example, analysts at one industry research organization acknowledged that the ICI data may indicate that the total cost of investing in mutual funds has declined. However, they said that because ICI weighted the fund fees and other charges by sale volumes, the decline ICI reports results mostly from actions taken by investors rather than advisers of mutual funds.[3] These research organization officials noted that ICI acknowledged in its study that about half of the decline in fund costs resulted from investors increasingly purchasing shares in no-load funds.

Criticisms were also made of some studies or data that reported that the mutual funds fees had been rising. Such studies usually did not focus on a fixed number of funds over time but instead averaged the fees of all funds in existence each year. Critics noted that the averages calculated by these studies would be biased upwards by the increasing number of new funds, which tend to have high initial expenses until certain asset levels are reached. Such averages would also be influenced upwards by the

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[3] Morningstar.Net Commentary: Revisiting Fund Costs: Up or Down?, Scott Cooley, Morningstar, Inc. (Feb. 19, 1999).

increasing prevalence of funds with more specialized investment objectives, such as international funds, which usually have higher research costs and thus tend to have higher expense ratios overall than other funds.

Largest Mutual Funds Generally Grew Faster Than Industry Average

Our analysis indicated that the largest funds grew more than other funds in the industry. As shown in table 3.1, the average size of the 46 largest stock funds increased by about 1,100 percent from 1990 to 1998; the average size of all other stock funds increased by about 300 percent. Combined, the average size of the largest stock and bond funds grew by about 600 percent during this period as compared to the approximately 200-percent increase in the size of all other stock and bond funds.

Table 3.1: Average Size of Stock and Bond Mutual Funds from 1990 to 1998

Dollars in millions

	Average size of fund		
	1990	1998	Percentage change
Largest Funds			
46 stock funds	$1,828	$21,459	1,074%
31 bond funds	2,551	5,828	128
Total for largest funds	2,135	15,029	604
All other funds in industry			
Stock funds	159	602	279
Bond funds	206	291	41
Total for all other funds	178	484	172

Source: GAO analysis of data from ICI; Morningstar, Inc.; and Barron's Lipper Mutual Funds Quarterly.

Among Largest Funds, Average Expense Ratios Declined for Stock Funds but Less so for Bond Funds

Because they grew more than other funds, the largest funds would likely have been subject to the greatest economies of scale, which could have allowed their advisers to reduce the fees they charge investors. In general, the expense ratios on large mutual funds investing in stocks have been reduced since 1990, but the ratios of funds investing primarily in bonds have declined only slightly since then. In addition, these declines did not occur consistently over the period from 1990 to 1998.

According to our own analyses and those performed by others, larger mutual funds have generally reduced their operating expense ratios during the 1990s. Using the data we collected on the 46 largest stock and 31 largest bond funds in existence from 1990 to 1998, we calculated a simple average of their operating expense ratios. The simple average represents the fee an investor would expect to pay by choosing among the funds at random. As shown in figure 3.1, the average expense ratio per $100 of assets for largest stock funds declined from 89 cents in 1990 to 71 cents in 1998, which was a decline of 20 percent. The expense ratio for the largest

bond funds was 66 cents in 1990 and 64 cents in 1998, a decline of 3 percent.

Figure 3.1: Average Expense Ratios for 77 Largest Stock and Bond Mutual Funds From 1990 to 1998



Dollars per $100 of assets

Calendar year

——————— 31 Bond funds

— — — ' 46 Stock funds

Source: GAO analysis of data from from ICI; Morningstar, Inc.; and Barron's Lipper Mutual Funds Quarterly.

Analysis by the mutual fund industry association, ICI, also found that the advisers of large stock funds had generally reduced their funds' operating expense ratios. In its November 1998 study, ICI presented its analysis of data on the 100 largest stock funds established before 1980. It reported that the simple average of the operating expense ratios for these funds had declined from 82 cents in 1980 to 70 cents in 1997, representing a decline of about 15 percent.

The decline in the fees charged by the largest stock and bond funds did not occur consistently over the period from 1990 to 1998. For both the stock funds and the bond funds in our analysis, we calculated the percentage that operating expense revenues represented of these 77 funds' total assets during 1990 to 1998. This represents what the average dollar invested in these funds was charged in fees during this period. As shown in table 3.2,

the fees paid by the average dollar invested in the largest stock funds rose in the first years of this period before declining in the last several years. As table 3.2 also shows, the fees paid by the average dollar invested in the largest bond funds remained relatively constant during this period but also declined in the most recent years.

Table 3.2: Asset-Weighted Average Operating Expense Ratios for 77 Largest Stock and Bond Funds From 1990 to 1998 in Dollars Per $100 of Fund Assets

Type of fund	Number of funds	1990	1991	1992	1993	1994	1995	1996	1997	1998	Percentage change 1990-1998
Stock	46	$.74	$.78	$.78	$.80	$.81	$.79	$.75	$.68	$.65	-12%
Bond	31	.62	.61	.61	.60	.61	.63	.61	.60	.58	-6

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Asset Growth Usually Resulted in Lower Expense Ratios but Not All Funds Made Reductions

Although mutual funds in general appear to have reduced their operating expense ratios, our analysis and those by others indicated that not all funds had. The more funds' assets had grown, the more likely the fund adviser was to have reduced the expense ratios of those funds. Even among funds that grew significantly, however, not all had reduced their ratios by more than 10 percent.

Most Large Funds Had Reduced Expense Ratios

Our analysis and those by others indicated that the advisers for most large funds had reduced their funds' expense ratios. Of the 77 large funds for which we collected data, 54 funds, or 70 percent, had lower operating expense ratios in 1998 than they had in 1990 (see table 3.3). As can also be seen, the largest bond funds were less likely to be charging lower fees than were stock funds; 48 percent of the bond funds had lower expense ratios compared to 85 percent of the stock funds.

Table 3.3: Change in Operating Expense Ratios Charged by 77 Largest Stock and Bond Funds 1990-1998

Type of fund	Funds that reduced fees		Funds with no change in fees		Funds that raised fees		Total number of funds
	Number	Percentage	Number	Percentage	Number	Percentage	
Stock	39	85%	2	4%	5	11%	46
Bond	15	48	2	6	14	45	31
Total	54	70	4	5	19	25	77

Note: percentages do not total to 100 percent due to rounding.

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

ICI also found that the expense ratios of large funds had declined over time. In its December 1999 study that discussed economies of scale for mutual funds, ICI provided data on the trend in operating expense ratios for 497 stock funds in existence as of 1998. ICI selected these funds because they all had assets of at least $500 million and thus had

experienced significant asset growth and likely reached sufficient size to realize economies of scale. ICI reported that 368, or 74 percent, of these 497 funds had lower operating expense ratios as of 1998 than they had charged in their first full year of operation. Conversely, the expense ratios of the other 129, or 26 percent, of the funds ICI reviewed had either not reduced their ratios or had raised them since their first full year of operation.

The data on the largest funds cannot be used to ascertain what the trend in operating expense ratios has been for the industry as a whole. As noted, our sample consisted of the 77 largest funds in existence since 1990. ICI's study reviewed 497 funds with assets of over $500 million. In both analyses, the percentage of funds that had reduced their expense ratios was about the same. SEC officials that reviewed our analysis noted that reviewing data for only the largest funds would bias the results towards those funds most likely to have reduced their expense ratios. As a result, a review of funds outside the largest funds could find that a smaller percentage of funds had reduced their expense ratios to any significant degree.

Funds With More Asset Growth More Likely to Reduce Expense Ratios, But Not all Funds Made Significant Reductions

In analyzing the largest mutual funds, we found that the largest reductions in expense ratios generally involved funds with the greatest growth in assets. Conversely, increases in expense ratios tended to involve funds with more modest asset growth and a few funds with asset reductions. However, our analysis also showed that not all funds that experienced significant asset growth had reduced their operating expense fees by at least 10 percent over the period from 1990 to 1998.[4]

The more a fund's assets grew, the more likely its adviser was to have reduced the expense ratio. As shown in table 3.4, the more the assets of the 46 largest stock funds had increased since 1990, the more likely they were to have lower operating expense ratios in 1998. However, not all funds had lower expense ratios even when they experienced significant asset growth. As can be determined from table 3.4, the assets of 40 of the large stock funds grew 500 percent or more from 1990 to 1998. Of these 40 funds, 10 funds, or 25 percent, had not reduced their operating expense ratios by at least 10 percent in the 9 years since 1990; and 2 of the funds were charging higher ratios in 1998 than they had in 1990.

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[4] We used 10 percent as the threshold for identifying a significant reduction because 10 percent is a traditional accounting measure of materiality, and it appeared to be a reasonable amount given the level of asset growth that occurred during this 9-year period.

Table 3.4: Relationship of Asset Growth and Change in Operating Expense Ratios for Largest Stock Funds 1990-1998

Change in operating expenses	Percentage change in assets					Total
	+1,000	+500 to 1,000	+200 to 500	+200 to 0	Decline in assets	
Reduction over 30 percent	14	2				16
Reduction between 10 and 30 percent	7	7		1		15
Reduction under 10 percent	4	2	2			8
No change	1	1				2
Increase under 10 percent	1					1
Increase between 10 and 30 percent				1		1
Increase over 30 percent	1		1	1		3
Total	28	12	3	3	0	46

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Although bond funds had generally experienced less growth than had stock funds, a similar relationship between asset growth and operating expense reductions also existed for the largest bond funds that we analyzed. As table 3.5 indicates, bond funds whose assets had grown since 1990 were more likely to be charging lower operating expense ratios in 1998. However, similar to the stock funds, not all of the advisers for bond funds with significant asset growth had reduced their funds' fees. As can be determined from table 3.5, the assets of 11 of the large bond funds grew 500 percent or more from 1990 to 1998. Of these 11 funds, 3 funds, or 27 percent, had not reduced their expense ratios by at least 10 percent in the 9 years since 1990.

Table 3.5: Relationship of Asset Growth and Change in Operating Expense Fees for Largest Bond Funds 1990-1998

Change in operating expenses	Percentage change in assets					Total
	+1,000	+500 to 1,000	+200 to 500	+200 to 0	Decline in assets	
Reduction over 30 percent	1					1
Reduction between 10 and 30 percent	4	3	2	1		10
Reduction under 10 percent	1		2	1		4
No change		1		1		2
Increase under 10 percent		1			2	3
Increase between 10 and 30 percent			2	5	1	8
Increase over 30 percent				2	1	3
Total	6	5	6	10	4	31

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

The December 1999 ICI study also reported that advisers for funds with greater asset growth had generally reduced their funds' operating expense fees by the largest amounts. Among the 497 funds, ICI determined that the funds in the top 20 percent of asset growth had reduced their operating expense ratios on average by 51 cents per $100 of assets. In contrast, the

decrease in the expense ratio for the funds in the bottom 20 percent of asset growth averaged only 5 cents per $100 of assets

Funds with Higher Operating Expense Ratios Made Greater Reductions Than Funds With Lower Ratios

The extent to which advisers reduced a fund's expense ratio appears to depend on the initial level of the ratio. In its December 1999 study, ICI found that changes in operating expense ratios among the 497 stock funds they analyzed were related to the level of the fees the funds charged when they first began operations. To conduct its analysis, ICI divided the 497 stock funds into 5 equal groups (quintiles) after ranking them by the expense ratios they charged during their first full year of operations. ICI reported that the funds in the quintile with the lowest ratios initially were charging an average of about 50 cents per $100 of assets. By 1998, the average expense ratio charged by these funds had increased by 7 cents. In contrast, the funds in the quintile with the highest fees had an average operating expense ratio in the initial period of $1.86, and by 1998 they had reduced their ratios by an average of 76 cents.

Our own analysis of the largest mutual funds confirmed this relationship between relative fee levels and subsequent operating expense ratio changes. To perform this analysis, we separated the 77 largest stock and bond funds into 2 groups based on whether their operating expense ratios were higher or lower than the combined average for each type of fund[5] in 1990. This resulted in 29 funds whose 1990 expense ratios were higher than the average charged by funds of their type in 1990 and 48 funds whose ratios were lower. As shown in figure 3.2, the average ratio for the 29 high-fee funds declined from $1.22 to 92 cents; the average ratio charged by 48 low-fee funds remained relatively flat at about 54 cents.

[5]We computed separate averages for each fund type. This resulted in the 46 stock funds being separated into 19 funds with fees higher than the stock fund average fee and 27 funds below the average. The 31 bond funds included 10 high-fee funds and 21 low-fee funds.

Figure 3.2: Average Operating Expense Ratio From 1990 to 1998 for Funds With Above and Below Average Fees in 1990



Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

The relative asset growth of these funds also may help to explain the changes in their operating expense ratios. Our analysis of these large funds indicated that the 29 higher fee funds had experienced a larger increase in assets than the 48 lower fee funds. As shown in table 3.6, the 29 funds grew 901 percent in average fund size during 1990-98, almost twice the 496-percent growth in average fund size of the other 48 funds. These results are consistent with our previously discussed findings discussed previously that greater asset growth is generally associated with greater reductions in expense ratios.

Table 3.6: Change in Average Size in Assets and Operating Expense Ratios from 1990 to 1998 for Largest Funds by Relative Fee in 1990

Type of fund	Asset size of average fund (dollars in millions)			Operating expense ratio (in dollars per $100 of assets)		
	1990	1998	Percentage change	1990	1998	Percentage change
High fee funds	$1,515	$15,162	901%	$1.22	$.92	-25%
Low fee funds	2,510	14,948	496	.54	.54	0
Total	2,135	15,029	604	80	68	-15%

Source: GAO analysis of data from Morningstar, Inc., and Barron's Lipper Mutual Funds Quarterly.

Competition in Mutual Fund Industry Does Not Focus on Fees

The structure and nature of competition in the mutual fund industry appear to resemble the type of market referred to by economists as "monopolistic competition."[1] In industries with this type of competition, entry is easy and many firms are present. Also, products differ from one another, which lessens direct competition on the basis of price. Our review found that the mutual fund industry has characteristics of a monopolistically competitive market. Although thousands of mutual funds appear to compete actively for investor dollars, this competition has not focused primarily on the price of the service—i.e., fees charged to shareholders. Instead, mutual funds compete primarily on performance returns, which implicitly consider fees, services, and other fund characteristics.

Mutual Fund Industry Exhibits Characteristics of Monopolistic Competition

In general, the mutual fund industry exhibits the characteristics of monopolistic competition. As stated above, markets or industries where monopolistic competition prevails typically have large numbers of firms and easy entry into the market/industry. Such industries also offer products that differ from one another in terms of quality, features, or services included. Our review, and the analyses of others, found that the mutual fund industry, with its numerous participants, easy entry, and many different products, has the traits of a monopolistically competitive market.

Characteristics of a Monopolistically Competitive Market

Economists often classify industries by the prevailing type of competition for products in those markets. For instance, perfectly competitive markets have large numbers of competing firms, easy entry into the industry, and standardized products. Such markets have commodity-like products; all units offered are basically the same, such as agricultural products. In such markets, the products of one firm are often very close or perfect substitutes for those offered by other firms. Firms in markets with perfect competition are unable to charge a price different from that set by the market.

Industries where monopolistic competition prevails usually have large numbers of firms and easy industry entry, but products are differentiated by characteristics, such as quality or service. Because their products differ, firms can charge different prices from other firms in the industry. This ability to distinguish one firm's product from that of others, results in somewhat higher pricing levels than would result from a perfectly competitive market. In such markets or industries products are promoted

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[1] In addition to monopolistic competition, economists also classify the nature of competition prevailing in markets into at least three other types that include perfect competition, oligopoly, and monopoly. The distinguishing features of each type vary across various characteristics, including the number of firms, ease of entry, degree of product differentiation, and competitive strategies used.

by brand, rather than price. Various features, such as quality, service, or other characteristics, differentiate products from one another, accordingly, prices differ.

The markets for various retail products and personal services are among those generally characterized by monopolistic competition. For example, one market that could be considered to have such competition could be medical services, such as doctors or dentists. These professionals generally do not compete primarily on the basis of the price of their services but instead rely on their reputations for quality and their physical location to attract customers. Other product markets that could be characterized as monopolistically competitive could include those for snack foods. Although a grocery would likely offer the widest selection and the lowest prices for snack foods, such products are also available at convenience stores, gas stations, and vending machines. These other retail outlets generally charge more for similar items but attract customers by offering more convenient locations and a reduced effort on the part of customers to make a purchase.

Large Numbers of Competing Funds and Fund Complexes Exist

The mutual fund industry is characterized by a large and growing number of funds. As shown in figure 4.1, the number of individual mutual funds in the industry has grown significantly since the early 1980s.

Figure 4.1: Number of Mutual Funds from 1984 to 1998



Number of funds

Calendar year

☐ Money market funds

▨ Hybrid funds

▦ Bond funds

■ Stock funds

Source: GAO analysis of data from ICI.

Figure 4.1 shows that from 1984 to 1998, the total number of funds grew almost 500 percent, from over 1,200 to about 7,300. The number of stock funds increased 650 percent during this 15-year span to about 3,500, and the number of bond funds grew by 730 percent to about 2,300. The number of funds increased most dramatically during the 1990s, as over 4,200 new funds were created between 1990 and 1998. Stock funds represented more than half of the 1990s growth, increasing in number by over 2,300 funds.

The number of fund families also rose significantly during the same period. As shown in figure 4.2, the number of families grew from 193 in 1984 to 418 in 1998, a 117-percent increase over the 15-year period. Growth during the 1990s was more modest than in the 1980s, as the number of fund families

increased by 94 from 1990 to 1998 compared to an increase of 201 from 1984 to 1990.

Figure 4.2: Number of Mutual Fund Families for Selected Years From 1984 Through 1998



Number of fund and families

Calendar year

Source: ICI.

Concentration of assets under management in the mutual fund industry has changed little since 1984. Data compiled by an industry research organization showed that the 20 largest fund families accounted for about 65 percent of the total assets as of November 1998, compared to about 67 percent in March 1984. A statistical measure of industry concentration known as the Herfindahl-Hirshman Index,[2] which is used by the Department of Justice in assessing antitrust cases, also shows that the mutual fund industry is not concentrated. On a scale with a maximum value of 10,000, the mutual fund industry scored 329 as of May 1997, slightly lower than its score of 350 in 1984.

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[2] The index determines a score of industry concentration based on the percentage market share of each firm in the industry. An index score of close to 0 would indicate perfect competition —where all firms have equal market shares—but a score of 10,000 would indicate a monopoly—where one firm has the entire market to itself. Therefore, the lower the index score, the higher the level of competition in the industry; conversely, the higher the score, the lower the level of competition.

Although Some Barriers Exist, Most Saw Relative Ease of Entry into Industry

Most of the officials we contacted, and documents we reviewed, indicated that entry into the mutual fund industry has been relatively easy. As previously discussed, ease of entry is a characteristic of monopolistic competition. In 1998 testimony before Congress,[3] the ICI president indicated that barriers to entry were low, as start-up costs were not high and firms did not have to register in each state. Some officials explained that entry into the industry was also easy because new mutual fund advisers can quickly be operational by contracting with one or more of the various organizations that specialize in providing many, if not all, of the administrative services and functions required to operate a mutual fund.

Another factor officials cited that likely increases funds' ability to compete is the advent of fund "supermarkets." In recent years, various mutual fund or broker dealer firms have created fund supermarkets, through which they provide their customers the opportunity to invest in a wide range of funds offered by different mutual fund families. Industry officials said that such supermarkets provide small or new fund advisers access to investors.

Not all of the officials we contacted agreed that barriers to entry are low in the mutual fund industry. For example, an official of an organization that researches the mutual fund industry told us that start-up costs for new funds are high because a fund typically needs to attract at least $100 million in assets before it adequately covers its costs. Another industry research organization official said that one significant barrier to entry is that new entrants lack a long enough performance history to be rated by the major mutual fund rating services. Many officials remarked that these ratings greatly influence investors' fund choices. Thus, new funds without such ratings would have much more difficulty attracting investors. Another barrier to entry faced by new fund advisers is obtaining adequate distribution of their funds. Recently, fund distributors, such as broker-dealer firms, have been reducing the number of funds and fund families they are willing to promote and increasing charges for their services, further escalating start-up costs.

Alternative Financial Products Also Represent Competition to Mutual Funds

In addition to the large numbers of competing firms in the mutual fund industry, other similar financial products also likely create competition for mutual funds. Currently investors seeking to invest in portfolios of securities, which is the type of investment that mutual funds offer, can also choose to purchase other products whose values are derived from the prices of various underlying securities. For example, World Equity

[3] "Improving Price Competition for Mutual Funds and Bonds," before the Subcommittee on Finance and Hazardous Materials, House Commerce Committee, September 29, 1998.

Benchmark Shares (WEBS), which are traded on the American Stock Exchange, allow investors to purchase shares whose values are intended to track the prices of a selection of foreign stocks from various countries. Other firms have begun offering investors the opportunity to invest in custom-designed baskets of securities. With the dramatic decrease in the commissions charged to conduct individual securities transactions and the ability of investors to conduct their own transactions through on-line brokerage accounts, investors could also create their own portfolio of securities without having to invest in mutual funds.

Mutual Funds Offer Differentiated Products

Another characteristic of the mutual fund industry consistent with monopolistic competition is that it offers differentiated products. Although all mutual funds basically offer investors a standardized means for investing in a pool of diversified securities, firms offering mutual funds compete by attempting to differentiate their products from others. Mutual funds invest in a variety of securities that can be grouped primarily into three categories: stocks, bonds, and money market instruments. However, within these categories, funds can further differentiate the nature and/or mix of securities or bonds in the fund's portfolio, such as by investing in

- stocks of large, mid-size, or small companies;
- bonds of corporations or government entities;
- bonds with different maturities; or
- stocks or bonds of domestic or foreign companies or governments.

A fund's portfolio manager can be another differentiating factor. Funds commonly have specific portfolio managers who make investment decisions for the fund. At times, the popularity of a particular fund portfolio manager can be such that investors view that manager's fund as unique even though many other funds may exist that invest in similar types of securities.

Yet other differentiating factors would be the number and quality of services provided to shareholders. Among other services, the fund officials we met with spoke of providing 24-hour telephone service, allowing investors to access their accounts over the Internet, and providing well-trained customer service staff.

Mutual Fund Industry Generally Does Not Attempt to Compete On Basis of Fees

The competitive conduct of firms within the mutual fund industry does not generally emphasize the fees investors pay for the service. Instead, mutual fund advisers seek to differentiate their offerings primarily by promoting their funds' returns and their fund families' services. However, the potential for differentiation varies among the three primary fund categories. Because equity funds generally have the greatest variety of investment alternatives and styles, they have the greatest potential for differentiation. Because money market funds are the most standardized, they have the least potential for differentiation. Bond funds tend to be somewhat between the other two, although more like money market funds. Most officials saw these differences as leading to greater variation in the level of fees charged by stock funds than for bond and money market funds.

In general, firms offering mutual funds attempt to compete by emphasizing factors other than the operating expense fees they charge for their services. Although markets with commoditylike products usually compete primarily on the basis of price, when products can be differentiated, price competition tends to be less important than other factors. One academic analysis[4] characterizes a monopolistically competitive industry as offering products that are near, but imperfect, substitutes. According to this study, to avoid competing on price, firms will strive to differentiate their products from those of their rivals, allowing them to set prices within a market niche. The authors describe various other factors, besides price, through which mutual funds can seek to differentiate themselves. These factors include funds' investment selections, trading and execution abilities, customer recordkeeping and reporting, and investor liquidity services. For example, funds can emphasize investor liquidity services by allowing investors to switch from one fund to other funds in the fund family by telephone.

In the academic papers and speeches we reviewed and the interviews we conducted, observers agreed that although the importance of fees to competition varies by fund type, mutual funds do not compete primarily on the basis of their operating expense fees. Observers noted that because the range of securities in which money market funds and bond funds can invest is generally more restricted than for other funds, they are not as differentiated and are more commoditylike. Therefore, fees for these funds can have a greater effect on their performance relative to other money market and bond funds and, thus, on their ability to compete. According to

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[4] "Competition and Change in the Mutual Fund Industry," Financial Services: Perspectives and Challenges, Erik R. Sirri and Peter Tufano, HBS Press (Boston, MA.: 1993).

one industry research organization's analysis, fees can dictate whether bond funds succeed or fail. This analysis indicated that for one type of fund—municipal bond funds—just a few basis points difference in operating expense fees can be critical to the overall performance of the fund because the returns on these funds vary so little from those of their peers.[5]

The greater importance of operating expense fee levels to money market and bond funds influences the fees that fund companies set for these types of funds. For example, firms offering money market funds, for competitive reasons, often waive portions of asset fees as a means of attracting additional assets to their funds. Industry officials also said that the less diverse nature of money market and bond funds contributes to their having lower fees than most stock funds.

For stock funds, industry officials explained that the large variety of investment objectives could lead to a wider range of investment returns and thus greater possibilities for differentiation among funds. An industry research organization official explained that because investment returns can vary much more from one stock fund to another, the fee levels of stock funds may be much less relevant to their relative performance. For this reason, officials generally acknowledged that firms offering stock funds did not attempt to compete primarily on the basis of operating expense fees charged by the fund. The chairman of one mutual fund firm stated that although price competition exists among money market and bond funds, for which the impact of operating expense fees was more obvious, stock funds were not subject to nearly as much price competition. In addition, an official of an industry research organization told us that because the range of returns for stock funds can be wider, the investment manager can add more value; thus, the operating expense fees on such funds are higher than those for money market and bond funds.

Instead of competing on the basis of the price of providing mutual fund services, fund advisers generally emphasize the performance of their funds when attempting to differentiate their funds from those of their competitors. Mutual fund firm officials and others in the industry acknowledged that funds compete primarily on the basis of their performance. However, mutual fund adviser and other industry officials also observed that because funds are required to report performance

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[5] Industry-Wide Expense Trends: Should Industry Growth Necessarily Translate Into Lower Average Expense Ratios?, Blue Plate Special, Mutual Fund Café, Financial Research Corporation (Jan. 5, 1998; http://www.mcafe.com/pantry/bps_010598.html).

figures net of expenses, operating expense fees are indirectly taken into account in their competition.

To document factors mutual fund companies emphasize in their promotions, we analyzed a selection of mutual fund print advertisements for content. We evaluated 43 mutual fund advertisements for 28 different mutual fund families, which appeared in 5 randomly selected issues of popular business, news, or personal finance magazines and 1 business newspaper between July and November 1999. In 27 of the 43 advertisements, performance was the primary emphasis; and attributes of the fund adviser, such as its experience or strategy, were primarily emphasized in another 11. Fees and other charges were the primary emphasis in 2 of the 43 advertisements, both of which were from the same fund family. However, 16 of the 43 advertisements included statements that the funds described did not charge sales loads.

Opinions Were Mixed on the Effect of Competition on Fees

Opinions were mixed as to whether the large number of competing funds and fund complexes provided effective fee competition. Officials from mutual fund advisers, industry associations, and research organizations we contacted generally agreed that the large number of funds and fund complexes in the industry leads to active competition, which affects fees. An official of a bank-affiliated fund adviser told us that the industry is extremely competitive because the competition among so many different companies and funds highlights and maintains downward pressure on fees. Ease of entry to the industry could also exert downward pressure on fees. One mutual fund adviser official remarked that in an environment of easy entry where fees were too high, other firms would enter the industry and charge lower fees.

However, other officials, including financial planning firm representatives and academic researchers, disagreed with the contention that competition among the many mutual fund firms in the industry serves to effectively lower fees. An academic researcher testified before Congress on mutual fund issues that although the industry competes vigorously against other financial services industries, fee competition within the industry is not as effective, noting that most economists view competition in the mutual fund industry as imperfect. A senior official at one mutual fund firm said in a speech[4] that about 50 fund advisers actually attempt to compete across all types of funds. He asserted that in other industries, this number would be

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[4] Remarks on Receiving the Special Achievement Award of the National Association of Personal Financial Advisors, John C. Bogle, Senior Chairman, The Vanguard Group (Washington, D.C.: Jun. 4, 1999).

enough to produce fierce price competition, but he found price competition conspicuously absent among mutual fund advisers.

Competition on the Basis of Price Not Completely Absent

Despite the fact that competition in the mutual fund industry does not focus primarily on the price of mutual fund services, some evidence of competition on the basis of fees did exist. For example, the two largest fund groups are among the industry's low-cost providers, with one group actively promoting its low fees and expenses as a means of attracting customers. Regulatory officials told us that the increased popularity of low-cost index funds, whose share of total stock fund assets increased from less than 2 percent in 1990 to 7 percent in 1999, was evidence that competition on the basis of fees occurs and that some investors are mindful of it.

Mutual Funds Are Not Required to Disclose Actual Amounts Charged to Individual Investors

Under existing law, mutual funds are required to inform investors of sales charges and ongoing operating expenses for the funds in which they invest. However, funds are not required to provide information on the actual dollar amount of each investor's share of the operating expenses that were deducted from the fund. This contrasts with most other financial products and services for which specific dollar charges are generally required to be disclosed. Studies and data that others, and we, collected indicate that mutual fund investors have focused more on fund performance and other factors than on fee levels. In contrast to the consideration they give fees, investors appeared more concerned over the level of mutual fund sales charges (loads). Industry participants acknowledged that such concerns have resulted in fund advisers lowering the loads charged on mutual funds since the 1980s.

Opinions varied on the usefulness to investors of the required fee disclosures. The mutual fund and regulatory officials we contacted generally considered mutual fund disclosures to be extensive and adequate for informing prospective investors of the fees they would likely incur on their mutual fund investments. However, some private money managers, industry researchers, and legal experts indicated that the current fee disclosures do not make investors sufficiently aware of the fees they pay. Having mutual funds disclose to each investor the actual dollar amount of fees he or she paid was one way suggested to increase investor awareness and to potentially stimulate fee-based competition among fund advisers. Although exact fee computations would require fund advisers and others to make systems changes and incur additional costs, alternative, less costly ways may exist for computing the fee.

Required Fee Disclosures Do Not Provide Amounts Paid by Individual Investors in Dollars

Neither federal statute nor SEC regulations expressly limit the fees that mutual funds deduct for operating expenses. Instead, mutual fund regulations focus on ensuring that investors are provided with adequate disclosure of the risks and costs of investing in mutual funds. At the time of purchase, mutual funds are required by law to provide certain information to potential fund investors about the funds, including information about the fees they will pay. This fee information is governed by certain provisions of the Investment Company Act of 1940 and various SEC rules and regulations that require fee disclosures so that investors can make more informed investment decisions.

Presently, all funds must provide investors with disclosures about the fund in a written prospectus. SEC rules require that the prospectus include a fee table containing certain specific information about the sales charges,

operating expenses, and other fees that an investor will pay as part of investing in the fund.

Figure 5.1 shows an example of a fee table for a typical mutual fund. As shown in the figure, the fee table required for mutual funds primarily consists of three sections. The first section presents information on shareholder transaction expenses, which investors pay out of the amount they invest. These include any sales charges or loads that will apply to the purchase of the fund shares, which are shown as a percentage of the amount to be invested. Investors are also to be informed of the percentage charges that may be assessed at redemption[1] or that apply to reinvested dividends or other distributions.[2] In addition, some funds charge redemption or exchange fees. Redemption fees are expressed as a percentage of the amount redeemed and are paid at the time the investor sells fund shares. Exchange fees can be assessed when investors exchange shares of one fund for shares of another fund in the same family. The fund depicted in figure 5.1 charges its investors a 5.75-percent load but does not levy any other sales charges.

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[1] Funds must disclose the maximum of any deferred sales charges, which include sales charges that apply to the purchase of fund shares payable either upon redemption, in installments, or both expressed as a percentage of the offering price at the time of purchase or the NAV at time of purchase. These charges typically decline over a period of years such that if an investor holds the shares for the specified time, the charge will be waived.

[2] Funds must disclose the sales charges imposed on reinvested dividends and other distributions, such as returns of capital, as a percentage of the amount to be invested or distributed.

Figure 5.1: Example of a Fee Table Required as Part of Mutual Fund Fee Disclosures

FEES AND EXPENSES OF THE FUND

The following describes the fees and expenses that you may pay if you buy and hold shares of the fund.

Shareholder Fees
(fees paid directly from your investment)

Maximum sales charge imposed on purchases (as a percentage of offering price)	5.75%
Maximum sales charge imposed on reinvested dividends	0%
Maximum deferred sales charge	0%
Redemption or exchange fees	0%

Annual Fund Operating Expenses
(expenses that are deducted from fund assets)

Management Fees	0.34%
Service (12b-1) Fees	0.25%
Other Expenses	0.11%
Total Annual Fund Operating Expenses	0.70%

Example

This Example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One year	$ 642
Three years	$ 786
Five years	$ 942
Ten years	$1,395

Source: GAO example based on fee table in actual mutual fund prospectus.

The middle section of the fee table shown in figure 5.1 presents the fund's total operating expenses incurred over the previous year. Funds are

required to provide information on the management fee, distribution and/or service fees (referred to as 12b-1 fees), and any other expenses that are deducted from the fund's assets or charged to all shareholder accounts. Other expenses deducted from fund assets would include amounts the fund paid for transfer agent services, as well as record-keeping, printing, mailing, or other services. These fees and expenses are deducted from the fund's assets on an ongoing basis and presented in the fee table, in aggregate, as a percentage of the fund's average net assets for the prior year. In the fee table shown in figure 5.1, the total expenses deducted from the fund's assets over the course of the prior year represented 0.70 percent of its average net assets for that period.

In the last section of the fee table, mutual funds are required to present a hypothetical example of the total charges an investor is likely to incur on a fund investment. This portion of the fee table must show costs the investor will likely incur over 1-, 3-, 5-, and 10-year periods, assuming a $10,000 investment in the fund, a 5-percent return each year, and fund operating expenses that remain constant throughout each period. SEC requires that the fee table include a statement that information in the example is intended to allow investors to compare the cost of investing in the fund with that of investing in other mutual funds.[3]

In addition to the disclosures required when investors initially purchase shares, mutual funds are required to provide shareholders of their funds, at least semiannually, reports that also include certain fee and expense information. In these reports, funds are to include a statement of operations that shows the total dollar amount of the various expenses the fund incurred over the prior period. Funds must also indicate the percentage of average net fund assets that these total expenses represent.[4] Also, shareholders who purchase additional shares during the year must be provided an updated prospectus document, at least annually, which would include the fee table with the latest year's expense information. In

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[3] The disclosure requirements described here have been the result of various changes over time. The fee table was first required to be provided as the result of rule amendments in 1988. In 1998, the hypothetical investment amount illustrated in the fee table example was also increased from $1,000 to $10,000 to reflect the size of the more typical fund investment. Most recently, in March 2000, SEC proposed that mutual funds be required to report investment returns on an after-tax basis in prospectuses and shareholder reports because of the significant impact that taxes can have on an investor's return.

[4] Specifically, the statement of operations must list the amounts paid by a fund for all services and other expenses in dollar amounts. These may include amounts paid for investment advisory services, management and administrative services, marketing and distribution, taxes, custodian fees, auditing fees, shareholder reports, and annual meeting and proxy costs.

practice, many mutual funds send an updated prospectus to all of their shareholders annually.

However, mutual funds are not required to provide investors with information showing the specific dollar amount of operating expenses that they paid as part of holding their mutual fund shares. Mutual fund shareholders generally receive a quarterly statement of account[5] that denotes any money balances or account activity during the quarter. These quarterly statements generally indicate the number of shares held by the investor, the NAV of those shares as of the statement date, and the corresponding total value of the shares. These statements do not show, in either dollars or as a percentage of assets,[6] the shareholder's portion of the operating expenses that were deducted from the fund's assets.

Charges for Other Financial Services Typically Disclosed in Dollars

Although mutual funds do not provide individual shareholders information on the specific dollar amounts of all fees paid, most other financial services or products are generally required to make such disclosures.

To compare the information investors receive on mutual funds, we collected information on the extent to which the users of certain other financial products or services are informed of specific dollar charges for such products or services. We collected this comparative information on products and services that we believed mutual fund investors would be likely to use, such as bank deposit accounts or stock or bond transactions through a securities broker-dealer. Our information sources for determining disclosure requirements for these other products included applicable federal statutes or regulations; in some cases, we summarized common industry practices regarding fee disclosure information. As shown in table 5.3, investors in other financial products or users of other financial services generally receive information that discloses the specific dollar amounts for fees or other charges they pay.

[5] Mutual fund shares distributed by broker-dealers are subject to SEC and NASD rules, including NASD rule 2340 that requires that quarterly account statements be provided to investors. Some banks also sell mutual funds but most use securities broker-dealers to conduct such activities. In a limited number of transactions, bank personnel sell mutual funds to investors and will either issue periodic statements similar to those issued by broker-dealers themselves, or such periodic statements will be issued by the broker-dealer who distributed the shares to the bank. Furthermore, Title II of the Gramm-Leach-Bliley Act passed in 1999 will require that banks conducting more than 500 securities transactions per year move such activities into a securities broker-dealer after May 12, 2001.

[6] Funds sometimes charge investors other fees, such as for account maintenance or wire transfers, that are set dollar amounts that may be deducted from an investor's account and shown on subsequent statements.

Table 5.1: Fee Disclosure Practices for Selected Financial Services or Products

Type of product or service	Disclosure requirement
Deposit accounts	Depository institutions are required to disclose itemized fees, in dollar amounts, on periodic statements.
Bank trust services	Although covered by varying state laws, regulatory and association officials for banks indicated that trust service charges are generally shown as specific dollar amounts.
Investment services provided by individual investment advisers	When the adviser has the right to deduct fees and other charges directly from the investor's account, the dollar amounts of such charges are required to be disclosed to the investor.
Wrap accounts*	Provider is required to disclose dollar amount of fees on investors' statements.
Stock, bond, or other securities purchases	Broker-dealers are required to report specific dollar amounts charged as commissions to investors.
Real estate property purchases	Brokerage commissions generally are specified as a percentage of property value but disclosed as a specific dollar amount on purchase documents.

*In a wrap account, a customer receives investment advisory and brokerage execution services from a broker-dealer or other financial intermediary for a "wrapped" fee that is not based on transactions in the customer's account.

Source: Applicable disclosure regulations and/or rules, and/or industry practice.

The information in the table illustrates that in contrast to mutual funds, the providers of the featured services and products usually disclose the specific dollar amount of the charges their users incur. We believe that such disclosures may be one reason for the apparently vigorous price competition among firms offering these services and products. For example, securities commissions were formerly fixed by law, with transactions commonly costing hundreds of dollars. In 1975, SEC invalidated fixed commission rates as being in violation of the antitrust laws. Subsequently, certain securities firms began competing for customers primarily by promoting their lower charges for conducting transactions. Competition among these firms, commonly known as discount brokers, has been heightened by their increasing use of the Internet, with their commissions for buying or selling securities now less than $10 or $20 at some firms. Banks also frequently compete for customers on the basis of the fees they charge on checking accounts, and advertisements for "no-fee checking" have become common.

However, the fee disclosures provided by mutual funds may exceed those of certain other investment products, although such products may not be completely analogous to mutual funds. For example, fixed-rate annuities or deposit accounts that provide investors a guaranteed return on their principal at a fixed rate do not charge the purchasers of these products any operating expense fees. The financial institutions offering these products

generate their profits on these products by attempting to invest their customers' funds in other investment vehicles earning higher rates of return than they are obligated to pay to the purchasers of the annuities. However, the returns they earn on customer funds and the costs they incur to generate those returns are not disclosed as operating expenses to their customers.

Mutual funds differ from such products in that they do not guarantee their investors a specific return, and their fund fees are directly deducted from fund assets for specific expenses associated with operating the funds, including adviser compensation for its investment management services. Thus, investors placing money in mutual funds are essentially hiring the fund adviser to provide money management services rather than purchasing an investment product with a stated return as they do with annuities and other fixed-rate investment products. As a result, disclosure of the dollar amounts of mutual fund fees would be akin to the dollar amount disclosures that customers receive for brokerage services or checking account services. In contrast, customers purchasing or placing money in fixed-rate investments, such as certificates of deposit or annuities, are not told the amount that the financial institution earns on the customer's capital. In these cases, the customer is purchasing a product with specific features, including its promised return, rather than obtaining a service from the provider as they are with mutual funds.

Mutual Fund Fees Are Not a Primary Consideration for Investors

According to surveys and other information, investors tend to consider other factors before considering fees charged by mutual funds. On the other hand, investors appear to be more sensitive to mutual fund loads, and these charges have declined over time.

Various Other Factors Get Greater Consideration Than Fees

Investors themselves have indicated that other factors take precedence over fees when they evaluate mutual funds. To assess the extent to which investors consider fee information when selecting and evaluating mutual funds, we consulted a wide variety of sources, including academic literature, industry research firms and other industry experts, mutual fund advisers, industry associations, and regulators. Our review of this information revealed that when evaluating funds, investors generally gave greater consideration to several other factors before considering fund fees. The primary factor investors used in selecting mutual funds was generally the fund's performance. Other factors also given greater consideration than fees included fund manager or company characteristics, the investments made by funds, or fund risk levels. For example, a 1995

random survey conducted on ICI's behalf of individuals who had recently made stock or bond fund purchases[7] asked what information they had considered beforehand. Cited by 75 percent of the 653 respondents, fund performance was most frequently considered, followed by fund risk (69 percent), investment goals (49 percent), and portfolio securities (46 percent). Cited by only 43 percent of the respondents, fees and expenses ranked fifth.

Even after purchasing shares, investors apparently continue to consider other factors ahead of fund fees when reviewing their mutual funds. A 1997 ICI report[8] relating the results of interviews with over 1,000 recent mutual fund purchasers, selected at random, stated that 76 percent of those surveyed had considered fees and expenses before making their purchases. However, respondents cited five other factors, including account value and rate of return, as information they monitored more frequently than fees and expenses after they had made their purchases.

The apparent lack of investors' attention to fees by investors has been a source of concern for regulators. During testimony before the House Subcommittee on Finance and Hazardous Materials of the Committee on Commerce,[9] SEC's Chairman stated: "The Commission is very concerned... that many fund investors are not paying attention to the available information about fees." He further stated that the agency's research showed that fewer than one in six fund investors understood that higher expenses can lead to lower returns, and fewer than one in five could give any estimate of expenses for their largest mutual fund. He cited other research that found that about 40 percent of fund investors surveyed believed incorrectly that a fund's annual operating expenses have no effect on its gains.

Both critics and industry participants told us that the unprecedented bull market of the last 10 years has allowed investors to ignore the impact of fees. In a January 1998 study[10] that looked at the trend in mutual fund fees, one research organization noted that fees are not a primary consideration for investors and that as long as stock prices are rising, investors would

[7] Shareholder Assessment of Risk Disclosure Methods, ICI (Washington, DC: Spr. 1996).

[8] Understanding Shareholders' Use of Information and Advisers, ICI (Washington, DC: Spr. 1997).

[9] "Improving Price Competition for Mutual Funds and Bonds," before the Subcommittee on Finance and Hazardous Materials, House Commerce Committee, Sept. 29, 1998.

[10] "Industry-wide Expense Trends", Mutual Fund Café: Blue Plate Special, Financial Research Corporation, (Boston, MA: Jan. 5, 1998).

accept even the highest of fees. Some industry participants stated that when market returns eventually revert to lower levels, investors might then take more interest in the fees they pay on their mutual funds.

Some research indicated that the majority of mutual fund investors are likely to be less sensitive to the fees their funds charge because they rely on the advice of investment professionals when selecting funds. According to research by ICI and others, the majority of mutual fund investors make their purchases on the basis of advice from an investment professional, such as a broker-dealer representative or private money manager. For example, ICI's 1997 report on the 1995 survey of over 1,000 investors who had recently purchased mutual funds stated that about 60 percent had consulted with investment advisors to assist with their decisions. Some industry participants said that investors who rely on investment advisors are not likely to exert much pressure for lowering fees.

Investors Appear More Aware of Sales Loads than Operating Expense Fees

Although investors do not appear to give primary consideration to the fees funds charge as a percentage of fund assets, they are aware of loads. Many officials we interviewed attributed load declines to investor awareness.

Various studies have documented the fact that the share of funds charging front-end loads has been declining over time. For example, one industry research organization reported that the share of front-end load fund sales had gone from 90 percent of sales by third-party sales forces (such as broker-dealers) in 1990 to about 38 percent by 1998.[11]

In addition to the declining sales of front-end load funds, sales of no-load funds have risen. Table 5.2 shows the relative share of mutual funds purchased by investors using two of the primary distribution methods used by fund advisers: (1) sales by proprietary or third-party sales forces, such as the sales representatives of a broker-dealer, who are generally compensated by a sales load; and (2) sales directly to investors by the fund through its own mutual fund distributor, which is the customary method for no-load funds. As shown in table 5.2, new sales of funds sold directly to investors rose from about a third, to almost 40 percent of the dollar volume of all new mutual funds sold in 1998.

[11] "Pricing Structure Trends: Prime Destination for Net Flows is Back-End Loaded Shares," Mutual Fund Café: Blue Plate Special, Financial Research Corporation (Boston, MA: Feb. 1, 1999).

Table 5.2: Sales of Mutual Funds for Select Years 1984 to 1998 by Type of Distribution Method

Dollars in millions

| | Distribution method | | | |
| | Sales by third-party sales forces | | Direct sales by advisers to investors | |
Year	Sales	Market share	Dollar volume	Market share
1984	$26,893	67%	$13,522	33%
1991	124,522	62%	74,806	38%
1998	542,600	61%	348,210	39%

Source: GAO analysis of ICI data.

The level of loads charged by mutual funds has also declined since the 1980s. The customary percentage charged as a front-end load in 1980 or earlier was 8.5 percent. This amount has declined to the 5-percent range, according to officials from the fund advisers, industry research, and other organizations we contacted. Our analysis of the 77 largest stock, bond, and hybrid mutual funds in existence from 1990 to 1998 also illustrated this trend. In 1990, 43 of these funds charged investors loads. Using data from 1984, which was the earliest period we reviewed, we found that 16 of these funds had loads of more than 6 percent, including 14 that charged at least 8 percent. However, by 1998, 5 funds had eliminated their loads; of the remaining 38 load funds, none charged a load greater than 6 percent, with the average load being 4.62 percent. During this same period, some of these funds were raising their loads. The loads charged by six funds increased from 4.00 to 4.25 percent, and one fund raised its load from 4.00 to 4.75 percent.

Investor awareness was the reason industry participants cited for investor resistance to paying loads and the overall decline in loads. According to some industry participants, investors had become increasingly resistant to paying the higher front-end loads. An industry expert told us that investors are generally more concerned about the concept of a front-end load because they "see it occur" when the amount is deducted from their initial investments on their account statements. Operating expense fees, on the other hand, are deducted from fund assets rather than from the individual investor's account. Research findings indicate that investors continue to resist load charges. For example, officials from one industry research organization told us their research found that up to a third of mutual fund investors would never be willing to pay a load or commission when buying a fund. In another research organization's survey, only 4 percent of over

4,000 investors and potential investors queried cited mutual fund loads as their preferred means of paying for investment advice.[12]

Opinions Varied on Adequacy of Current Fee Disclosures

Industry participants' opinions varied on the adequacy of mutual fund fee disclosures to investors. Many, including fund adviser officials and researchers, indicated that current disclosures adequately highlight the fees that investors can expect to pay on their mutual fund investments. However, others, including academic researchers and private money managers we contacted, raised concerns about the adequacy of the disclosures. Some officials suggested that additional information, such as dollar amounts or comparative data on other funds' charges, would be useful.

Most Officials Found Disclosures Adequate

Most of the officials from the mutual fund advisers, research organizations, regulators, and other organizations we contacted said that mutual fund fee disclosures made under the current requirements provided adequate and important information to investors. Several officials noted that investors can use the standardized information found in the fee table of the prospectus to compare costs easily between funds. For example, one mutual fund adviser official likened the percentage fee information in the fee table to unit pricing that allows consumers to compare the cost per ounce of various products in grocery stores. Several officials also said that mutual funds make more extensive disclosures than those made by other financial services and products, and two noted that U.S. mutual fund disclosures are more detailed than those of other countries.

Some Expressed Concerns Regarding the Adequacy of Mutual Fund Fee Disclosures

Although most opinions were positive about the fee information that mutual funds are currently required to disclose, some industry observers raised concerns about the adequacy of these disclosures. Several, including academic researchers, investment advisers and regulatory representatives, saw problems with the fee disclosures. A private money manager we interviewed questioned the usefulness of hypothetical fee disclosures in prospectuses, citing the fact that investors have not exited from high-cost funds to any large degree. In his opinion, these disclosures are too simplistic, and they fail to include benchmarks or indicate the impact of fees on returns. He commented that "No one sends the investor a bill, and the fund simply quietly and continually deducts its fees. The result is that the information is ignored." Two researchers and a mutual fund representative also stated that investors ignore fee disclosures.

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[12] 1996 Series on Personal Financial Advice: Payment Practices Preferred by Customers (Report 5 of 9), Dalbar, Inc. (Boston, MA: Nov. 1996).

Some mutual fund adviser officials told us that current disclosures may actually provide investors too much information. Given the prominence of fee information in required disclosures, some fund adviser officials expressed concern that disclosures could emphasize cost over performance or other factors important to investors. Another criticized the fee table as being too complex, and possibly confusing, for investors.

As mentioned earlier, the SEC Chairman has stated that investors are not paying attention to the available fee information. He voiced concern that the fee structures of some mutual funds are too complex, making it more difficult for investors to evaluate overall costs and services. In a 1998 speech to an ICI gathering, the chairman asked "Do you really expect investors to understand alphabet soup of A, B, C, D, I, Y, and Z shares? To figure what combination of front-end loads, CDSLs,[13] 12b-1 charges, commissions and who knows what else they are paying?" He also has urged the mutual fund industry to place less emphasis on fund performance and more emphasis on clearly detailing fund risks and expenses, or fees, as the industry markets its products. He warned the industry that by focusing fund selling strategy on the bull market to the exclusion of other key variables, such as risk and expense, the industry is setting itself up to disappoint millions of investors.

To address this issue, SEC has taken steps of its own to encourage investors' use of disclosures. In April 1999, the agency began offering a computer program, publicly accessible over the Internet, which lets investors compare the cost of owning a particular fund with the costs of similar funds. To use this program, an investor enters information from a fund prospectus, and the program calculates the effect of fees and other charges on the investment in the fund over time.[14]

Disclosing to Investors Actual Dollars Paid in Fees Was One Suggested Improvement

To improve fee disclosure to mutual fund investors, some officials favored providing investors with a personalized fee statement that would show the specific amount of fees paid by the investor on his or her holdings. In his September 1998 testimony, the SEC Chairman indicated that the information from such statements might help investors understand the relationship between fees and returns on their mutual fund investments.

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[13] CDSL is an acronym that stands for "contingent deferred sales load," a charge, or load, imposed at the time of redemption. This is an alternative to front-end loads to compensate financial professionals for their services, and it typically applies only for the first few years of share ownership.

[14] Information about the mutual fund cost calculator is available on the Internet at www.sec.gov/news/press/99-36.txt.

Others who advocated requiring mutual funds to provide investors with the dollar amount of fees they paid indicated that such disclosure would increase investors' awareness of the fees they are charged. We interviewed representatives of industry research firms, industry experts, and private money managers, who supported personalized expense statements for investors. Generally, they told us that such personalized expense statements would be useful to investors, and they would be more likely to focus shareholders' attention on costs than the fee table in the prospectus currently does. Representatives of some mutual fund advisers also acknowledged that such statements could serve to focus investors' attention on the fees they pay on their mutual funds.

Some officials indicated that such disclosures may also increase competition among fund advisers on the basis of fees. An attorney specializing in mutual fund law told us that requiring funds to disclose the dollar amount of fees in investor account statements would likely encourage fund advisers to compete on the basis of fees. He believed that this could spur new entrants to the mutual fund industry that would promote their funds on the basis of their low costs, in much the same way that low-cost discount broker-dealers entered the securities industry. A market participant told us that having dollar amounts disclosed on investors' periodic statements could also lead to increased fee-based competition among mutual fund advisers. His expectation is that after such information begins to appear in investor statements, fees will probably be more frequently mentioned in fund advertisements.

Information from a survey of investors generally indicated that they supported getting dollar amount disclosures of the mutual fund fees they paid but would be unwilling to pay for this disclosure. We obtained information from a large securities broker-dealer that had recently included a number of mutual fund fee questions in a November 1999 survey as part of a series of periodic customer surveys it conducts. Of more than 500 responses to the question "If mutual fund companies were to provide the specific dollar amount of fees paid on your investment per quarter, how useful would it be to you?" about 89 percent indicated that the information would be useful or very useful. However, of over 500 responses to a question asking if respondents would be willing to pay for this information, about 54 percent indicated "very unlikely," versus about 14 percent who checked "very likely" or "somewhat likely," although no estimates of the cost were provided.

Industry Representatives Raised Concerns Over the Effort to Produce, and the Usefulness of, Such Statements

We also solicited the views of industry representatives on the feasibility of providing personalized fee statements for their shareholders. Representatives of several mutual fund advisers and broker-dealer firms that market mutual funds to their customers responded that changing their accounting systems to accommodate such statements would be costly and would be of limited benefit to individual investors. They stated that providing accurate fee information specific to each investor would require keeping detailed records on fund expenses incurred each day and apportioning them daily among investor holdings.

Another complication mutual fund adviser officials cited was that in some cases, broker-dealers, rather than the advisers, maintain a significant portion of mutual fund investors' records. As a result, these broker-dealers, too, would have to change their accounting and information management systems. A fund adviser maintains a single account for each broker, called an omnibus account, which includes all shares held by that broker-dealer's customers. Because the fund adviser has no record of the individual customers included in each omnibus account, broker-dealers would have to set up their own systems to apportion fee information among their customers' accounts. This would require broker-dealers to revise their accounting and information management systems to receive the cost data from each fund adviser and then apportion this information among customer accounts holding that adviser's funds.

One broker-dealer with about 6.5 million customer accounts estimated that developing the systems necessary to produce such statements might cost as much as $4 million, with additional annual costs of $5 million. At our request, representatives of a prominent industry research firm estimated the likely costs to funds for providing quarterly personalized expense statements. They responded that programming to get the necessary information would require some up-front fixed costs, but they would probably amount to less than a penny per shareholder. Besides these up-front costs, fund adviser representatives had indicated to us that there would also be annual costs to provide the statements. Using the estimates of the broker-dealer mentioned previously, we calculated that its costs to provide such statements would be less than $1 per customer per year.

Mutual fund adviser officials and others also questioned whether the information provided by these personalized fee statements would be meaningful. One objection they raised was that unlike the standardized percentage fee information in the fee table, individual investors' fee information would not be directly comparable to the fees they incur on other funds because of differences in the number of shares held or the

investment objectives of the funds. Some officials said that investors might make inappropriate investment decisions solely on the basis of the dollar amounts of fees they paid. Some said, for example, that investors might choose to exchange their stock fund shares for those of money market funds, which typically have lower fees than stock funds, even though it may not be appropriate in light of their investment and financial goals. Industry representatives also pointed out that because fee disclosure is intended to help investors make investment decisions, the information on periodic statements would come too late, after an investor has already made his or her investment decision.

We agree with industry representatives that the operating expenses, currently shown in the required fee table disclosures as a percentage of fund assets, are more appropriate for comparing fee levels across funds when investors are initially choosing between funds. However, the purpose of the dollar amount disclosures would be to further highlight for investors the costs of the mutual funds in which they have invested and to supplement the disclosures they already receive. Concerns that investors might make inappropriate investment decisions based solely on the dollar costs of their mutual funds could be addressed by advising investors to consider such specific fee information in conjunction with their own investment goals and other factors, rather than isolated from other considerations.

Less Costly Means of Calculating the Individual Dollar Costs of Fees Might Be Considered

Providing investors with information on the dollar amounts they pay in mutual fund fees likely could be accomplished in various ways. As noted above, some industry participants provided estimates of their costs to calculate exact dollar amounts of fees each investor paid during a statement period. However, less costly alternatives may exist. For example, one fund adviser representative suggested that an alternative means of calculating the fee would be to multiply the average number of shares in each account during the statement period by the fund's expense ratio for that period. He stated that the figure derived in this way would be a reasonable approximation of the dollar amount of fees the investor paid. He added that it also would be less costly and burdensome than computing an exact amount, because it would not entail maintaining daily expense and share records for each investor.

Another way of disclosing the dollar amount of investor fees would be to use preset investment amounts. For example, each investor's statement could include the dollar amount of fees paid on $1,000 invested in the fund. Investors could then use this dollar amount to determine how much in fees they paid based on the value of their own particular accounts. One market

participant we spoke with offered a similar example of a disclosure involving preset investment amounts. Although he would prefer that periodic statements disclose the specific dollar amount that was deducted for fees from each investor's account during that period, he believes an acceptable alternative would be for statements to include a table showing fees for the reporting period on accounts of various sizes, such as $1,000, $5,000, $10,000, and others.

Another Option Was to Provide Comparative Fee Information

We also sought opinions on whether mutual funds should be required to provide investors with comparative information on fees charged by both their own, and comparable, funds. Such disclosures would be similar to requirements for automakers or major appliance producers to provide data on gas mileage or efficiency ratings to prospective purchasers of those items.

Survey information indicated that investors would support receiving such information but not if it was costly to prepare. In the previously mentioned survey conducted by a large broker-dealer, about 97 percent of the over 500 respondents indicated that such data would be very useful or somewhat useful. However, about 54 percent indicated that they would be "very unlikely" to pay, compared to about 14 percent who checked "very likely" or "somewhat likely," although no estimates of the cost were provided.

Industry participants also raised various concerns over requiring funds to provide comparative information on fees. Most industry participants told us that this requirement would be difficult to implement while providing little, if any, benefit to investors. One concern was that determining the appropriate fund groupings for comparison purposes would be problematic. Another was that lack of comparability could result if fund advisers were left to identify the peers for their own funds. In addition, one industry research organization official questioned why mutual funds should be subjected to such a requirement when other financial products are not similarly required to provide such comparative information.

Mutual Fund Directors Required to Review Fees

The organizational structure of most mutual funds embodies a conflict between the interests of the fund shareholders and those of the adviser that can influence the fees a fund charges. This conflict arises primarily because part of the fees charged by the fund, which reduce investors' returns, are the adviser's revenue and a source of profit to the adviser's owners. As one safeguard against this potential conflict, the Investment Company Act of 1940 requires the presence of independent directors on a mutual fund's board of directors, who review and approve the fees their fund charges. Congress passed amendments to the act in 1970 that imposed a fiduciary duty on fund advisers, tasked fund directors with additional responsibilities regarding fees, and gave investors the right to bring legal action against fund advisers charging excessive fees. A series of court cases interpreting this duty has served to clarify the information that fund directors must review to determine if fees are excessive. As a result, mutual fund directors are expected to review, among other things, the adviser's costs, whether fees are reduced as fund assets grow, and the fees charged by other advisers for similar services to similar funds. Although mutual fund adviser representatives indicated that their boards are vigorous in reviewing fees and seeking reductions, some other industry participants were critical of mutual fund directors' fee oversight, stating that the current practices serve to keep fees at higher levels than necessary. SEC has recently proposed changes regarding the requirements applicable to fund directors, but these are not specifically fee-related, and their impact on the level of fees is uncertain.

Mutual Funds' Organizational Structure Embodies Conflict of Interest Over Fees

Although most mutual funds are organized as corporations, their structure and operation differ from a typical corporation because of the relationship between the fund and its adviser. Typically, the adviser, who is a legal entity separate from the fund, conducts the fund's operations, and the advisory fees it charges to the fund represent revenue to the adviser, creating a possible conflict of interest. However, at least one mutual fund family's organizational structure appeared to reduce this conflict between the interests of its shareholders and the adviser by operating similarly to a credit union, wherein the shareholders of its funds own the entity that operate the funds.

Mutual Funds Organization Includes Two Primary Legal Entities

The mutual fund structure and operation differ from those of a traditional corporation. In a typical corporation, the firm's employees operate and manage the firm; and the corporation's board of directors, elected by the corporation's stockholders, oversees its operations. After subtracting its expenses from its revenues, a corporation can use the resulting profits to conduct further operations; or its board of directors can vote to distribute a portion of these profits to the stockholders as dividends.

Although generally organized as a corporation, a mutual fund differs from other corporations in several ways. A typical mutual fund has no employees but is created by and operated by another party, the adviser, who contracts with the fund, for a fee, to administer fund operations. A primary service the adviser typically provides is to select and manage the fund's investment portfolio.[1] Advisers can provide additional services but frequently subcontract with other organizations, such as transfer agents, for services such as maintaining shareholder records. Advisers are legal entities separate from the mutual funds they manage, and any profits they get from operating the fund accrue to the owners of the adviser. The fund shareholders are entitled to the income from, and gains or losses in the value of, securities in the fund's portfolio but are not entitled to profits from the adviser's operations. In addition, the relationship between a fund and its adviser is rarely severed.[2] Figure 6.1 illustrates the contrast between the structure of a traditional corporation and that of most mutual funds.

[1] In some cases, the adviser may contract with other firms to provide investment advice, which then act as subadvisers to the fund.

[2] Investment Company Amendments Act of 1970, S. Rep. No. 91-184, 91st Cong., 2d Sess. (1970), reprinted in [1970] U. S. Code Cong. & Ad. News 4897, 4901 (1970).

**Figure 6.1: Comparison of
Organizational Structure of Typical
Corporation and Typical Mutual Fund**



Figure 6.1: Continued



Source: GAO analysis of corporate and mutual fund structures.

As shown in figure 6.1, the mutual fund's expenses are collected by its adviser and other service providers as revenue. In most cases, some of the expenses deducted from a fund's assets are paid by the fund to other entities, such as transfer agents or custodians, but some advisers may also perform such services for a fund. An adviser's profits are derived after subtracting any payments to third parties and its own operating expenses, separate from those of the fund, from the revenue it collects from the fund. In addition, an adviser may have other revenues and expenses from other lines of business in which it engages.

Regulators and Congress have recognized that the interrelationship between the mutual fund and its adviser creates a potential for conflict between the adviser's duties to the fund shareholders and the adviser's duties to provide profits to its owners. In describing this conflict, SEC recently noted that fund shareholders would generally prefer lower fees

(to achieve greater returns), but the stockholders or owners of the adviser would prefer to maximize profits through higher fees.[3]

Congress also acknowledged this potential conflict; in the Investment Company Act of 1940, it established certain safeguards designed to protect the interests of fund shareholders. The primary safeguard was to have mutual fund directors[4] oversee certain of the adviser's activities. Although representatives of the adviser generally participate as fund directors, the act requires that at least 40 percent of the directors be individuals without any significant relationship with the fund's adviser. Congress intended that the unrelated directors, known as the independent directors,[5] serve as an independent check on the adviser. The board's remaining directors, which are typically employees of the fund's investment adviser, are known as "interested" directors. An additional safeguard provided by the act is the requirement that fund shareholders approve the advisory contract.

The Organizational Structure of One Mutual Fund Family Appears to Minimize the Potential Conflict of Interest

Although most mutual funds are organized as described above, one mutual fund family—Vanguard—has a unique organizational structure that its officials credit for allowing it to have among the lowest fees in the industry. As of November 1998, Vanguard was the second largest fund family in the industry, operating more than 100 different funds with over $367 billion in total mutual fund assets. Most other mutual funds are operated by advisers owned separately by a third party; however, the Vanguard Group, Inc.—which operates the Vanguard funds[6]—is jointly owned by the funds themselves and, therefore, by the funds' shareholders. The company required specific permission from SEC to deviate from the standard structure envisioned by the Investment Company Act of 1940 in order to organize itself in this way.

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[3] Proposed Rule: Role of Independent Directors of Investment Companies, Rel. Nos. 33-7754; 34-42007; IC-24082, 64 Fed. Reg. 59825 (Oct. 15, 1999) (to be codified 17 C.F.R. parts 239; 240; 270 & 274).

[4] Although the Investment Company Act of 1940 does not dictate a specific form of organization for mutual funds, most funds are organized either as corporations governed by a board of directors or as business trusts governed by trustees. When establishing requirements relating to the officials governing a fund, the act uses the term "directors" to refer to such persons, and this report also follows that convention.

[5] Independent fund directors cannot be affiliates of a fund's investment adviser, be immediate family members of an affiliated person of an adviser, have beneficial interests in securities issued by the adviser or the principal underwriter or any of their controlling persons, be registered broker-dealers or affiliated with broker-dealers, or be affiliated with any recent legal counsel to the funds.

[6] About 30 of the 100 Vanguard funds use the services of independent investment managers, which provide portfolio selection and advice services for these funds. These firms receive a subadvisory fee paid out of fund assets. However, the Vanguard Group, Inc., and not the investment manager, provides all other administrative services for these funds.

According to documents obtained from Vanguard, this structure allows the Vanguard Group to provide the funds' services on an at-cost basis. As a result, the profits from operating the funds are returned to the fund shareholders through lower operating expenses rather than going to the owners/stockholders of a separate adviser, as is the case for most other mutual funds. According to materials provided by Vanguard, the Vanguard family's operating expense ratios averaged 0.28 percent, which it stated were the lowest in the industry. In 1998, the average fund fee was 1.25 percent. Vanguard's average expense ratio is also lower because it operates several index funds,[7] which have among the lowest ratios of all fund types.

Although this structure appears to minimize the conflict of interest between the typical mutual fund and its adviser, it is not a structure that has been widely replicated within the industry. According to SEC officials, one other fund company had an organizational structure similar to that of Vanguard's but later changed its structure to resemble the third-party ownership structure used by most firms in the industry. The third-party structure that is most prevalent does allow the firm that initially provides its own capital to create a mutual fund to earn a return on the investment it put at risk. In addition, it can use that capital to subsidize the fund in the event that the fund needs an influx of capital, as occurred for several money market funds that incurred losses on structured notes investments in 1994. In contrast, having the fund adviser owned by the fund shareholders, as is the case for Vanguard, is more analogous to the structure of a credit union, whose depositors and borrowers are the owners of the institution. However, credit unions may be more prevalent because the services they provide are more generically required by the public and the affiliated groups that tend to create such institutions than are mutual fund services.

Mutual Fund Directors Have Specific Responsibilities Regarding Fees

Because of the conflict of interest inherent in the organizational structure of a typical mutual fund, fund directors have been tasked by law to oversee fees charged to shareholders. These responsibilities regarding fees are derived from both state and federal law. The primary federal statute governing mutual fund activities, the Investment Company Act of 1940, tasks fund directors with specific duties to review and approve the fees their funds charge. Concerns over the level of fees led to amendments of the act in 1970 that imposed additional responsibilities on fund directors, placed a fiduciary duty on fund advisers, and granted investors the right to

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[7] Index funds invest in the securities represented in a broad-based index such as the Standard & Poor's Index.

sue advisers for charging excessive fees. A series of court cases interpreting this duty has served to clarify the information that fund directors review to determine if fees are excessive.

Federal and State Laws Provide Responsibilities for Mutual Fund Directors

Because mutual funds are typically organized as corporations, the laws of the states where the funds are incorporated also place various general duties on fund directors. These duties generally require them to act in the best interests of the shareholders they represent.[8]

In addition to the general duties imposed by state law, federal law provides specific responsibilities relating to the composition and duties of a fund's board of directors. The Investment Company Act of 1940 is the primary federal statute governing mutual fund operations, and it establishes various requirements and duties for mutual fund directors.[9]

Under the act, a mutual fund's board of directors is generally entrusted with protecting the fund shareholders' interests and policing conflicts of interest that might arise in connection with payment for services to the fund. Under section 15(c) of the act, the terms of any advisory contract and its renewal must be approved, in person, by a vote of a majority of the independent directors. The section also specifies that fund directors are to obtain and consider any information necessary to evaluate the terms of both advisory and underwriting contracts and that fund management must furnish this information to the directors. The requirement that directors obtain and review such information was added as a result of amendments in 1970 to the Investment Company Act of 1940.

In addition to the requirement that they approve the overall advisory contract and its fees, a mutual fund's directors are also required to review distribution fees. A fund is prohibited from using fund assets to pay for the sale and distribution of its shares unless it adopts a plan of distribution

[8] Under state law, directors are typically bound by duties of care and loyalty to the shareholders they represent. The duty of care requires directors to carry out their responsibilities in good faith and to exercise the degree of skill, diligence, and care that a reasonably prudent person would exercise in the same circumstances in the management of his or her own affairs. The duty of loyalty prohibits directors from benefiting personally from opportunities rightfully belonging to the company. This requires the directors to place the interests of the corporation above their own individual interests. State common law provides the "business judgement rule." This rule provides that directors will not be found liable for their actions, provided that they act reasonably and in good faith for the best interests of the corporation, even if their decisions turn out to be wrong.

[9] This discussion focuses on mutual fund directors' specific responsibilities regarding the fees their funds charge. The law also places various other responsibilities on fund directors that exceed those of the directors of a typical corporation. These additional responsibilities include approving the contracts between the fund and the adviser and the other service providers, approving trading practices, and monitoring investments in derivatives as well as other duties.

approved by the directors—known as a rule 12b-1 plan. Such plans must be approved by a majority of both (1) all of a fund's directors (both the interested and independent directors) and (2) the independent directors separately.

Fund Adviser Responsibilities Increased After Concerns Over Fees

Congress also tasked mutual fund advisers with additional fee-related responsibilities in 1970. The impetus for the 1970 amendments to the Investment Company Act arose primarily from findings of two studies of mutual fund operations done in the 1960s. One of the studies was by the Wharton School of Finance in 1962,[10] and SEC prepared the other in 1966.[11] The Wharton study found that mutual fund shareholders lacked bargaining power relative to the adviser, which resulted in higher fees.

In its study, SEC found that litigation by fund shareholders had been ineffective as a check on fund advisers because of the difficulty in proving that the adviser was charging excessive fees. The standard being used by most courts at the time was whether the fees charged by advisers represented a flagrant misuse of fund resources. Because of the difficulty of proving that fees charged met such a standard, SEC recommended that the Investment Company Act be amended to impose a reasonableness standard on fund advisers regarding the fees they charge. SEC noted that such a standard would clarify that advisers would charge no more than what would be charged if fees were negotiated on an "arm's-length" basis (i.e., as if between unrelated parties).[12]

However, the amendments to the Investment Company Act of 1940 did not contain SEC's reasonableness standard after objections to it were raised by industry participants, who feared that courts would substitute their judgment over that of fund directors. As a compromise, the legislation instead placed a fiduciary duty on the fund adviser regarding the fees it receives. Specifically, section 36(b) of the act[13] imposes on the adviser a fiduciary duty with respect to compensation or material payments the adviser or its affiliates receive from the fund. The statute does not further define the fiduciary duty imposed. Typically, under state common law, a

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[10] A Study of Mutual Funds: Prepared for the Securities and Exchange Commission, Wharton School of Finance and Commerce, University of Pennsylvania (Philadelphia, PA: 1962).

[11] Public Policy Implications of Investment Company Growth, SEC (Washington, DC: 1966).

[12] SEC also recommended that application of the reasonableness standard not be affected by shareholder or director approval of the advisory fee and that recoveries be limited to excessive compensation paid in the 2 years prior to commencement of an action.

[13] 15 U.S.C. §80a-35(b).

fiduciary must act with the same degree of care and skill that a reasonably prudent person would use in connection with his or her own affairs.

Section 36(b) also granted investors and SEC the right to bring claims in federal court against the adviser, the directors, officers, and certain other persons[14] for breach of fiduciary duty regarding the compensation or payment they receive from the fund. Investors have a 1-year period in which to bring suit, and damages are limited to fees received by the advisers within the prior year.[15] In reviewing such cases, section 36(b) directs the courts to give consideration as is deemed appropriate under all circumstances to board approval and shareholder ratification of the compensation or advisory contract.

Court Decisions Have Shaped Directors Responsibilities

Court decisions have played an important role in shaping the role of mutual fund directors regarding fees. Since 1970, various cases were filed under section 36(b), and the resulting decisions have served to provide specific guidelines for fund directors. These guidelines arise primarily from a Second Circuit Court of Appeals case decided in 1982.[16]

After the Investment Company Act was amended to give investors the right to sue advisers for charging excessive fees, a series of cases was brought under this new section of the act. However, section 36(b) of the act, which provides investors with the right to sue a fund adviser for breach of fiduciary duty regarding fees, does not contain specific standards for determining when such a breach has occurred. Instead, the federal courts adjudicating the claims brought by investors under 36(b) have developed standards for making such determinations. These standards focus on assessing whether a payment is excessive.

The key case that established the standard for determining whether a fund's fee is excessive was <u>Gartenberg v. Merrill Lynch Asset Management Inc</u> (<u>Gartenberg</u>). The shareholders in <u>Gartenberg</u> sued the investment adviser for breach of fiduciary duty with respect to its compensation. The shareholders of this money market fund claimed that given the fund's size and growth, the adviser's profits were excessive due to its disproportional

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[14] Section 36(b) authorizes excessive fee claims against officers, directors, members of an advisory board, investment advisers, depositors, and principal underwriters if such persons received compensation from the fund.

[15] Courts have held that section 36(b) is an equitable claim; therefore, plaintiffs do not have the right to a jury trial.

[16] <u>Gartenberg v. Merrill Lynch Asset Management, Inc.</u>, 694 F.2d 923 (2d Cir. 1982), <i>cert. denied,</i> 461 U.S. 906 (1983).

fee. In <u>Gartenberg</u> the fee schedule called for payment of 0.50 percent (1/2 of 1 percent) of the fund's average daily value of net assets under $500 million and for various intermediate percentages as the value of the net assets increased down to 0.275 percent for assets in excess of 2.5 billion.[17] In dismissing the investors' claim of excessive profits, the district court emphasized that the principal factor in determining whether the adviser breached its fiduciary duty to the fund with regard to fees is to compare a fund's fees to the fees charged by other funds in the industry.

In upholding the district court's decision, the Second Circuit Court stated that to be guilty of a violation under section 36(b), the fee must be "so disproportionately large that it bears no reasonable relationship to the services rendered and could not have been the product of arm's-length bargaining." The Second Circuit Court disagreed with the district court's suggestion that the principal factor to be considered in evaluating a fee's fairness is the price charged by other similar advisers to funds they managed. The court stated that "the existence in most cases of an unseverable relationship between the adviser-manager and the fund it services tends to weaken the weight to be given to rates charged by advisers of other similar funds." The court further stated that since a fund cannot move easily from one adviser to another, advisers rarely compete with each other on the basis of fees and advisory contracts.

The court thus reasoned that although fund directors may consider the fees charged by similar funds, it indicated that other factors may be more important in determining whether a fee is so excessive that it constitutes a breach of fiduciary duty. These include

- the nature and quality of the adviser's services,
- the adviser's costs to provide those services,
- the extent to which the adviser realizes and shares with the fund economies of scale as the fund grows,
- the volume of orders that the manager must process,
- indirect benefits to the adviser as the result of operating the fund, and
- the independence and conscientiousness of the directors.

Since <u>Gartenberg</u>, additional cases have been decided that continue to apply the standards established by the <u>Gartenberg</u> court.[18] The court

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[17] <u>Gartenberg v. Merrill Lynch Asset Management Inc.</u>, 528 F. Supp. 1038 (S.D.N.Y. 1981), aff'd, 694 F. 2d 923 (2d Cir. 1982), cert. denied, 461 U.S. 906(1983).

[18] <u>Schuyt v. Rowe Price Prime Reserve Fund</u>, 663 F. Supp. 962 (S.D.N.Y.), aff'd, 835 F.2d 45 (2d Cir. 1987), cert. denied, 485 U.S. 1034(1988); <u>Krinsk v. Fund Asset Management</u>, 715 F. Supp. 472 (S.D.N.Y.

decisions in <u>Gartenberg</u> and the cases that followed it, therefore, have served to establish the current expectations for fund directors regarding fees. As a result, regulators expect mutual fund directors to review the types of information the courts identified as important when assessing whether the fees their fund pays to its adviser are excessive. As noted above, among the information to be considered by directors is how their fund's fee structure compares to those of similar funds. Under such standards, independent directors are not required to seek the lowest fee. For example, SEC's chairman characterized these duties by stating that "[d]irectors don't have to guarantee that a fund pays the lowest rates. But they do have to make sure that the fees fall within a reasonable band" of other funds' fees.[19]

Opinions on Boards' Effectiveness in Overseeing Fees Vary

Opinions on mutual fund boards' effectiveness in overseeing fees varied. Some fund adviser officials depicted directors as assertive in reviewing fees, even seeking reductions and resisting fee increases. However, other industry participants expressed various criticisms of directors' effectiveness in overseeing the fees mutual funds charge, including that directors lack sufficient independence and that legal standards governing their actions are flawed. To address concerns over a potential lack of independence among mutual fund boards, SEC and others have various initiatives under way, but they are not likely to have a significant impact on fees because most funds already have them in place.

Fund Officials Say Boards Are Effective in Lowering Fees

Mutual fund adviser officials indicated that their boards of directors follow rigorous review processes when reviewing their funds' fees. Officials at several of the 15 mutual fund advisers we contacted described a rigorous process of review that their independent directors use to evaluate the investment management contract and to review fees. For example, officials at one fund adviser said that their board members are successful businessmen and women who are very knowledgeable about how the funds operate. The officials said that these directors obtain expert advice, when needed, with which to make their fee-related decisions.

Adviser officials told us that their fund directors often obtain data from independent sources, such as the industry research organizations Lipper and Morningstar, Inc. They told us that their directors also actively seek out other materials they need to help them do a thorough job of reviewing

1988), aff'd, 875 F. 2d 404 (2d Cir.), cert. denied, 493 U.S. 919 (1989); <u>Kalish v. Franklin Advisers</u>, 742 F. Supp. 1222 (S.D.N.Y. 1990), aff'd , 928 F. 2d 590 (2d Cir.), cert. denied, 502 U.S. 818 (1991).

[19] May 15, 1998 remarks before the Investment Company Institute, Washington, DC. See also <u>Krinsk v. Fund Asset Management</u>, 715 F. Supp. at 502-03 .

fund costs. Several indicated instances where fees were lowered or fee raises were denied at the board's insistence.

Adviser officials we contacted indicated that their fund directors meet several times a year, and a committee of independent directors typically meets at least annually to discuss the investment adviser's contract and related fees. They said that they provide directors large amounts of information relevant to the investment management contract and fee schedule, and they include comparative fees paid by similar funds for these services. According to the adviser officials, independent directors typically review and deliberate on the information provided by the adviser before meeting with fund officials, consult with independent counsel on the terms of the proposed contract, and compare the fees they are being asked to approve with those of peer groups of funds. Adviser representatives depicted their funds' independent directors as tough negotiators who scrupulously review available information and then lower fees or refuse fee hikes when they feel such actions are warranted.

SEC examinations we reviewed cited few deficiencies relating to directors' role in evaluating fees. According to an SEC official, SEC examines all mutual fund families within a 5-year cycle. In our review of SEC examinations of 16 fund advisers conducted between 1995 and 1999, we found 3 instances citing deficiencies related to the directors' role in reviewing fees. Two stated that minutes of board meetings failed to indicate that certain factors had been reviewed or discussed, and one found that the directors for two funds in a particular family had not received information on certain expense information when they approved their investment advisory agreements.

Some Officials Criticized Directors' Effectiveness in Overseeing Fees

Various industry participants criticized mutual fund directors' effectiveness in overseeing fees charged for operating their funds. A primary criticism of mutual fund directors is that they lack sufficient independence and knowledge to effectively oversee the fund adviser's activities and fees. Such allegations have appeared in various press and magazine accounts. In addition, some of the industry participants we contacted raised similar criticisms. A private money manager told us that because a fund's investment adviser or an affiliate usually manages the fund, its independent directors cannot be truly autonomous in negotiating adviser fees and contracts. According to an industry analyst, a general lack of experience with mutual fund operations prevents independent directors from being as effective as they could be in keeping fees down. Because of their inexperience, the independent directors will often defer to the

opinions of the interested directors, who are also employees of the adviser, during the deliberations of the board.

Critics have also indicated that the legal standards applicable to directors' oversight of fees are flawed. One factor that directors consider is how their fund's fee compares to those charged by other similar funds. However, a private money manager stated that directors have no basis, therefore, for seeking a lower fee if their fund is charging fees similar to those of other funds. An industry analyst indicated that basing a fund's fees on those charged by similar funds results in fees being higher than necessary. He stated that although it is a safe way to set fees, in light of the Gartenberg standards, such practices do not contribute to lower fees.

SEC and ICI Proposed Reforms to Increase Director Independence and Knowledge

In response to criticism that independent directors on mutual fund boards may not be sufficiently independent of the adviser, SEC and ICI took steps to examine ways in which independent directors might be more autonomous.[20] In February 1999, SEC conducted 2 days of public discussions, with various industry participants and critics evaluating independent directors' responsibilities and ways in which they could more effectively carry them out. Shortly thereafter, ICI assembled an advisory group to identify and recommend best practices for fund boards to consider adopting.[21] In addition, in response to the SEC chairman's call for improved fund governance, a Mutual Fund Director's Education Council, chaired by a former SEC chairman and administered by Northwestern University, has been formed. The Council intends to foster the development of programs to promote independence and accountability in fund boardrooms.

In October 1999, SEC promulgated proposed rules to enhance the independence of certain mutual fund boards. SEC noted in its introduction to the proposed rules that in order to truly enhance the effectiveness and independence of all fund directors, the Investment Company Act would need to be amended, but SEC's recent attempts to achieve such changes by legislation were never enacted. As a result, SEC's proposal applies to funds that rely on exemptions granted by SEC of certain statutory conflict of

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[20] In 1992, SEC staff conducted a study of the regulation of investment companies to determine whether existing regulations imposed unnecessary constraints on funds and whether there were gaps in investor protection. As a result of this study, the staff recommended that the act be amended to require that the minimum proportion of independent directors be increased from 40 percent to a majority, that independent director vacancies be filled by the remaining independent directors, and that independent directors be given the authority to terminate advisory contracts. Notwithstanding the SEC staff recommendations, the legislation was never enacted.

[21] Enhancing a Culture of Independence and Effectiveness, ICI (Washington, DC: Jun. 24, 1999.

interest prohibitions.[22] According to SEC officials, almost all funds rely on one or more of these rule exemptions, and thus the proposal would apply to virtually all funds.

Under SEC's proposal, funds relying on any of these exemptions would be required to have independent directors who constitute either a majority or a super-majority (two-thirds) of their boards and who select and nominate other independent directors. In addition, if the independent directors use legal counsel, such counsel would be required to be separate from that used by the fund's adviser.

SEC's proposed rule amendments also would require funds to provide additional information to investors about fund directors. Under the proposal, funds would be required to provide investors with basic information about the identity and business experience of the directors, the extent to which the directors own shares of funds within the fund family, and any potential conflicts of interest.

These proposed rule amendments may not significantly affect the level of fees in the mutual fund industry. First, the rule proposals focused on enhancing director effectiveness and do not specifically address fees. SEC officials acknowledged that most funds already have a majority of independent directors on their boards. Officials at the 15 fund advisers we contacted also told us that the requirements they place on their boards already meet SEC's proposed changes. Most of them indicated that a majority of their boards are independent directors, they set their own compensation, and they nominate and select new independent members. In addition, they have separate outside counsel and advisors to help them evaluate the fees and contracts they are responsible for negotiating in the shareholders' best interests.

Others argue that even though many funds have these requirements in place, they should be required for all funds so that all investors have consistent protections. Some commenters to the proposed rule amendments stated that the proposed changes are burdensome and that SEC is attempting to do by regulation what it has been unable to achieve through legislation. Others claim that the proposal is a necessary measure to provide investors consistent protection. As of May 16, 2000, the amendments in the proposal had not yet been adopted.

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[22] Examples of these exemptive rules include Rule 12b-1, which permits the use of fund assets to pay distribution expenses; Rule 17a-8, which permits mergers between certain affiliated funds); and Rule 18f-3, which permits funds to issue multiple classes of voting stock.

Conclusions and Recommendations

Conclusions

Because of the unavailability of comprehensive data on costs advisers incurred operating mutual funds, we were unable to determine to what extent the growth in mutual fund assets during the 1990s provided advisers the opportunity to reduce fund expense ratios. We found that many large funds had reduced their operating expense ratios between 1990 and 1998, with the average fee among the largest stock funds declining by 20 percent. However, not all funds reduced their fees, including some that had grown by more than 500 percent during that period. These results also reflect the largest funds, whose advisers were most likely to have experienced economies of scale that would have allowed them to reduce these funds' expense ratios. In addition, our sample consisted primarily of the largest and fastest growing funds in the industry and thus may not reflect the characteristics and the trend in fees charged by other funds.

We also found certain limitations in the mechanisms that regulators currently rely on to influence fee levels. As with other financial products, regulators rely on competition as means of setting prices for products and services. However, competition in the mutual fund industry is not generally price-based and thus may not be strongly influencing fee levels.

Regulators also rely on fee disclosures to inform investors of the fees that funds charge. The information that is disclosed in mutual fund prospectuses and annual reports allows investors to compare the relative fees and expenses charged by differing funds. However, while mutual fund statements show the dollar amounts of any transaction fees deducted from shareholder accounts, they do not disclose the actual dollar amounts of each investor's share of the fund's operating expenses. Some officials we interviewed acknowledged that such information would reinforce the fact that investors are paying for mutual fund advisers' services. Including the dollar amount paid in fees along with each investor's account value would also put mutual fund statements on comparable footing with that of other financial services whose specific charges also routinely appear in confirmation and account statements. Fees stated in dollar terms, considered in conjunction with other relevant information such as investment goals, could spur investors to evaluate the services they receive from their funds in exchange for the fees being charged and to compare their funds' services and fees with those of other funds with similar investment objectives. Prominently and regularly disclosing to investors the specific dollar amount of operating expense fees each investor pays could also encourage more fee-based competition among fund advisers, as has occurred with brokerage commissions and other financial services.

To produce such information, fund advisers may have to make changes in their account management systems to collect and calculate information that is not currently maintained. Advisers and certain broker-dealers whose customers invest in mutual funds would also incur both one-time and ongoing costs. However, estimates for these costs did not appear to be inordinately high—with some estimates generally indicating that such costs might be a few dollars or less per investor. In addition, industry participants have already identified alternative, less costly, ways of calculating the dollar amount of fees paid by individual fund investors, such as by multiplying a fund's share value by its expense ratio and an average of the number of shares held by an investor during the prior period rather than by maintaining information on each investors actual daily share of expenses.

Another alternative means of disclosing dollar amounts of operating expense fees paid on individual investor statements would be to provide the dollar amount of fees paid for preset investment amounts, such as $1,000, which investors could use to estimate the amount they paid on their own accounts. In determining how such disclosures could be implemented, regulators will have to weigh the costs that the industry may incur to calculate fees for each investor against the burden and effectiveness of providing investors with the requisite information and having them be responsible for making such calculations on their own.

Regulators also rely on mutual fund boards of directors to serve as a check on the fees charged by the funds they oversee. Currently, fund directors annually review the fees of the funds they direct and, among other things, generally maintain their funds' fees within a reasonable range of fees charged by other funds. Opinions about fund directors' effectiveness varied, and regulators are taking steps to increase directors' independence from their funds' advisers. However, these steps are not likely to have a significant impact on fees because most funds already have many of the proposed reforms in place and their purpose is to generally enhance director effectiveness and did not specifically address fees. Our analysis of the largest funds' fees, which showed higher fee funds migrating to lower fee levels while lower fee funds generally retained their levels, is consistent with assertions that mutual fund directors are choosing to keep fees at a level comparable to those of other funds. Whether this level is appropriate for the industry is not known.

Recommendations

To heighten investors' awareness and understanding of the fees they pay on mutual funds, we recommend that the Chairman, SEC, require that the periodic account statements already provided to mutual fund investors

include the dollar amount of each investor's share of the operating expense fees deducted from their funds. This disclosure would be in addition to presently required fee disclosures. Because these calculations could be made in various ways, SEC should also consider the cost and burden that various alternative means of making such disclosures would impose on (1) the industry and (2) investors as part of evaluating the most effective way of implementing this requirement. Where the form of these statements is governed by NASD rules, SEC should require NASD to require the firms it oversees to provide such disclosures.

Agency and Industry Comments and Our Evaluation

We requested comments on a draft of this report from the heads, or their designees, of SEC and NASDR. In addition, we requested comments from the mutual fund industry association, ICI. Each of these organizations provided us with written comments, which appear along with our responses to individual comments in appendixes I through III. Additional technical comments from SEC were incorporated into this report as appropriate.

Overall, each of the commenting organizations agreed that our report raised important issues and contributed to the public dialogue on mutual fund fees. In his letter, the director of SEC's Division of Investment Management indicated that SEC staff agreed that investors need to be aware of and understand the fees that mutual funds charge. The letter also indicated that the SEC staff welcomed the report's recommendation and intended to consider it carefully. The vice president of NASDR's Investment Companies/Corporate Financing Department agreed in his letter that investors should consider fees, expenses, and other issues in addition to performance in making investment decisions.

However, the letters from the SEC, NASDR and ICI officials raised several issues about our report. ICI's letter notes that although promoting investor awareness of the importance of fund fees is a priority for ICI and its members, ICI officials had reservations about the account statement recommendation that investors periodically receive information on the specific dollar amounts of the fees deducted from their mutual fund accounts. Their concern was that this requirement could erode the value of the fee information currently provided in the prospectus and thus impede informed assessments of fee levels at competing funds, which could paradoxically diminish rather than enhance investors' overall understanding of fund fees.

We agree with ICI and the other commenters that the current disclosures made by mutual funds, which provide fund expense ratios expressed as a

percentage of fund assets and include an example of the likely amount of expenses to be incurred over various holding periods for a hypothetical $10,000 account, are useful for investors in comparing between funds prior to investing. The additional disclosure we recommend is intended to supplement, not replace, the existing disclosures, and should serve to reinforce to investors that they do pay for the services they receive from their mutual funds as well as indicate to them specifically how much they pay for these services.

SEC, NASDR, and ICI also commented on our observation that other financial products and services disclose specific dollar amounts for the fees charged to their users, but mutual funds do not. In their comments, these organizations generally indicated that not all charges are disclosed for other financial products and services; thus, the disclosures for mutual funds are not that dissimilar. For example, SEC noted that funds disclose to investors specific dollar charges subtracted from their accounts, such as for sales loads or account fees, but do not disclose the specific charges that are levied outside the account. SEC stated that this is similar to banks not disclosing the spread between the gross amount earned by the financial service provider on customer monies and the net amount paid to the customer.

We do not agree with the commenting organizations that mutual funds' lack of disclosure of the specific operating expenses to individual investor accounts is comparable to the practices of banks or other businesses that do not disclose the difference between their investment or operating earnings and the amounts they pay to the individuals who provided those operating or investment funds. Investors in mutual funds have in essence hired the adviser to perform the service of managing their investment dollars for them. The fees that the advisor and the other service providers deduct from the fund's assets represent the price of the services they perform. Although such fees are deducted from the fund overall, each individual investor's account is ultimately reduced in value by their individual share of these deductions. However, the specific amount of these deductions is not disclosed in dollar terms to each investor. In contrast, customers and users of other financial services, such as private money managers, banks, and brokerage firms, are told of the specific dollar amounts subtracted from their individual assets or accounts.

Customers who place money in savings accounts, bank certificates of deposit, or bonds are not purchasing investment management or financial transaction services as are mutual fund investors. Thus, customers placing money in those other investment or savings products are generally told

what the nominal returns will be, regardless of how the firm providing the product will use the customer's capital to conduct investment or operating activities intended to produce sufficient income to provide the promised rate of return to the customer. In such cases, customers are not entitled to the residual returns earned by their capital but instead are promised and paid a fixed return.

Furthermore, the fact that not all financial products provide information on all their charges to account holders does not reduce the likely usefulness of such information to the millions of mutual fund investors. Instead, independent evaluations of the usefulness of providing such information for those other products would be necessary to determine if similar disclosures would also benefit the users of those other products.

All three commenting organizations also generally questioned our finding that mutual funds do not compete primarily on the price of their services. SEC noted that although an argument could be made that more price competition should occur in the mutual fund industry, it is not completely absent. ICI emphasized that because funds report performance on an after fees and expenses basis, mutual funds do compete on the basis of their fees. NASDR stated that our draft report did not address the fact that mutual funds present performance net of expenses.

Our report notes that a mutual fund is required to disclose its performance net of fees and expenses; its performance is the primary basis upon which funds compete. However, competition on the basis of net returns may or may not be the same as competition on the basis of price. Separating the fee from the return would remind investors that a fee is embedded in their net returns. In addition, our report also notes that when customers are told the specific dollar amounts of the fees or charges, such as they are for stock brokerage transactions or bank checking accounts, firms in those industries appear to more frequently choose to compete directly on that basis, resulting in greatly reduced charges for such services. Implementing our recommendation to have such information provided to mutual fund investors could provide similar incentive for them to evaluate the services they receive in exchange for the fees they pay. Disclosing such information regularly could also encourage more firms to compete directly on the basis of the price at which they are willing to provide mutual fund investment services.

SEC and ICI also questioned the legal accuracy of some of the statements made by individuals we interviewed regarding the role of mutual fund directors in overseeing fees. The individuals we quoted were critical of the

director practice of setting their funds' fees only in relation to the fees charged by other funds; however, both SEC and ICI indicated that fund directors, by law, are required to review a wide range of information when assessing the fees charged by their fund advisor and other service providers.

We have added text to the report to indicate that comparing one fund's fees to those charged by other funds is not the only factor that directors are required to consider when evaluating fees. However, in the opinion of the individuals whose comments we cited, directors are primarily emphasizing such comparisons over the other factors they are also required to consider as part of their fee reviews. As a result, these individuals see directors as maintaining fee levels, or at least allowing fees to be lowered only to the extent that other funds are taking similar actions.

Furthermore, we recognize that a firm's comparison of the prices it charges with those its competitors charge is a legitimate and perfectly acceptable means for firms to evaluate their own business strategies. However, in the mutual fund industry, which competes indirectly on the basis of such charges, such comparisons may serve to maintain fees at a consistent level or allow them to be reduced only by amounts similar to those of other funds' reductions, as the individuals we interviewed stated. Although we did find that fees for many mutual funds have declined, we also noted in chapter 2 of our report that we were unable to determine if the growth in fund assets would have provided advisers the opportunity to reduce fees by even more.

Thomas J. McCool
Page 4

fund directors' hand in dealing with fund management, reinforce directors' independence
and provide investors with greater information to assess directors' independence.

In June 1999, an advisory group of industry experts formed by the Investment
Company Institute recommended a set of fifteen "best practices" for funds and their
boards to consider.[2] Some recommendations were designed to enhance the independence
of independent directors.[3] Other recommendations were designed to enhance the
effectiveness of fund boards as a whole.[4]

Finally, in response to Chairman Levitt's call for improved fund governance, a
Mutual Fund Directors Education Council has been created. The Council, chaired by
former SEC Chairman David S. Ruder and administered by Northwestern University, will
foster the development of programs to promote a culture of independence and
accountability in fund boardrooms.

We believe that these mutual fund governance initiatives have and will continue
to focus increased attention on the importance of directors performing their duties as
effectively as possible, particularly in the critical areas of considering and approving the
advisory contract and overseeing fund fee levels.

II.   General Comments on the Report

A.   Competition in the Mutual Fund Industry

Your report states that, "competition in the mutual fund industry is not generally
price-based, and thus may not be strongly influencing fee levels...."[5] Although one
certainly could argue that there should be more competition in the industry, it is hard to
argue that there is an absence of price competition. The two largest fund groups are
among the industry's low cost providers; and another large and well-funded low cost
provider recently entered the industry. Low cost index funds have grown from less than
2% of stock fund assets in 1990 to 7% today. Directly marketed funds, which tend to
have lower expenses, have increased their market share from 35% in 1990 to 46% today.

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[2] *Report of the Advisory Group on Best Practices for Fund Directors*, Investment Company Institute, June
24, 1999.

[3] For example, independent directors should comprise at least two thirds of the board; obtain qualified
counsel who is independent from the fund's adviser; and meet separately from management when evaluating
advisory and underwriting contracts.

[4] For example, fund directors should invest in funds on whose boards they serve and should periodically
evaluate the board's effectiveness. New fund directors should receive appropriate orientation and all fund
directors should keep abreast of industry and regulatory developments.

[5] Executive Summary, p.6.

Comments From the Securities and Exchange Commission



DIVISION OF
INVESTMENT MANAGEMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON. D.C. 20549

May 10, 2000

Thomas J. McCool
Director. Financial Institutions
and Markets Issues
General Government Division
U.S. General Accounting Office
Washington, DC 20548

Re: · GAO Draft Report
Mutual Fund Fees: Additional Disclosure Could Encourage Price
Competition .

Dear Mr. McCool:

Thank you for the opportunity to comment on the General Accounting Office's draft report and assessment of mutual fund fees. The report provides a wide-ranging analysis of mutual fund fees and the market forces and regulatory requirements that impact those fees. I commend the GAO for contributing to the public dialog about this important matter.

The report raises important issues concerning the impact of mutual fund fees on investors. The major conclusion of the report is that additional disclosure could help increase investor awareness and understanding of mutual fund fees and, thereby, promote additional competition by funds on the basis of fees. The report recommends that the Commission require that periodic account statements include additional disclosure about the portion of mutual fund expenses that the investor has borne.

We agree that investors need to be aware of and understand the fees that mutual funds charge. The question to be answered, however, is how best to accomplish that goal. As the report points out, there are advantages and disadvantages of the report's recommendation and alternatives that need to be considered. We welcome the report's recommendations and suggestions, and will consider them carefully.

As you know, Congress and the Commission have sought to protect investors from excessive fees in two ways. First, the securities laws require full and complete disclosure of fees so investors can make informed decisions. Second, the Investment Company Act establishes procedural safeguards relating to the corporate governance structure of funds to protect against potential conflicts of interest, including those involving fees. In this regard, the Commission has taken many steps in recent years to protect the interests of shareholders. Below we summarize the recent initiatives.

Thomas J. McCool
Page 2

Following this summary are our general comments and observations concerning various issues addressed in the report.

1.   Recent Initiatives Relating to Mutual Fund Fees

      A.   Disclosure and Investor Education Initiatives

      The primary focus of our disclosure effort has been to make fund fees and expenses more transparent to investors and to allow investors the ability to compare fees and expenses between different funds, as well as to educate investors about the importance of fees.

See comment 1.

      In the 1980s, the Commission became concerned that the increasing variety of sales loads and other fund distribution arrangements could, unless uniformly presented, confuse investors. For that reason, since 1988 every mutual fund prospectus has included a fee table. The fee table is a uniform, tabular presentation that shows both charges paid directly by a shareholder out of his or her investment, such as front-end and back-end sales loads as well as recurring charges deducted from fund assets, such as management and rule 12b-1 fees. The fee table is accompanied by a numerical example that illustrates the total dollar amounts that an investor could expect to pay on a hypothetical investment if he or she received a 5% annual return and remained invested in the fund for various time periods. The fee table is intended to present fund investors with expense disclosure that can be understood easily and that facilitates an investor's comparison of expenses among funds.

      In 1998, the Commission required the fee table to be included in a new plain English risk/return summary that appears in the front portion of all prospectuses. The risk/return summary functions as a standardized "executive summary" of key information about the fund. As part of these changes, the Commission increased the investment amount illustrated in the fee table example from $1,000 to $10,000 to reflect the size of a more typical fund investment and to approximate more closely the amount of fees and expenses that a typical investor would expect to incur over time. The Commission also improved the method of presentation for several items included in the fee table, including temporary expense reimbursements, fee waivers, and certain account fees paid directly by shareholders.

      Most recently, the Commission proposed that mutual funds be required to report investment returns on an after-tax basis in prospectuses and shareholder reports. The proposal reflects the fact that taxes represent the largest single expense borne by many fund investors. Recent estimates suggest that taxes may reduce the average stock fund's total return by 2.5%, an amount larger than the expense ratios of most funds.

      Although information about mutual fund fees has been made clearer and more readily available than in the past, the Commission remains concerned that many investors are not paying attention to information about fees. These concerns have prompted the Commission to mount an extensive investor education campaign to improve the financial

Thomas J. McCool
Page 3

literacy of investors. The Commission has published and posted on its website a brochure about investing in mutual funds that contains a section on the importance of fees. In town meetings and speeches to investors across the country, the Commission has emphasized the importance of fees in evaluating mutual fund investments. The Commission is a major sponsor of the Facts on Savings Campaign, a joint effort among government agencies, financial industry associations, and consumer organizations to help Americans of all ages and incomes to "get the facts" they need to save and invest wisely.[1] The campaign includes information about mutual funds and the importance of fund costs in determining the amount that will be accumulated for retirement or to meet other financial goals. In January of this year the Commission issued an investor alert that advises mutual fund investors to look at more than past performance, recommending, in particular, that they assess a fund's costs which can have an enormous effect on performance. To assist investors in assessing costs, the Commission posted on its website a Mutual Fund Cost Calculator, an innovative interactive web-based tool that investors can use to calculate the costs of mutual fund ownership. During the first quarter of 2000, the calculator averaged over 8,500 hits per month – making it one of the most frequented portions of the SEC website.

B.   Fund Governance Initiatives

Because independent directors play such an important role under the Investment Company Act in approving the contract between the investment adviser and the fund, we have undertaken a series of initiatives to strengthen their ability to perform that role.

In February 1999, the Commission hosted a two-day public Roundtable on the role of independent fund directors. Participants included independent directors, investor advocates, executives of fund advisers, academics, and legal counsel. One panel at the Roundtable was entitled "Negotiating Fees and Expenses." The Roundtable served to heighten the industry's awareness of the importance of directors in protecting the interests of shareholders.

In October 1999, the Commission proposed new rules and rule amendments to enhance the independence and effectiveness of mutual fund directors. One proposal would require funds that rely on Commission exemptive rules to have independent directors that constitute at least a majority of board members. Although, as you point out, many fund boards currently have a majority of independent directors, our proposal would strengthen the governance for the remainder that do not. Taken together, the rule proposals (along with an accompanying interpretive release) are designed to reaffirm the important role that independent directors play in protecting fund investors, strengthen

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[1] Other government agency sponsors include the Board of Governors of the Federal Reserve System, the North American Securities Administrators Association, and the Federal Trade Commission. Other financial industry and consumer sponsors include the American Association of Individual Investors, American Stock Exchange, Bank Securities Association, Certified Financial Planner Board of Standards, International Association for Financial Planning, Investor Protection Trust, National Association of Securities Dealers, National Investor Relations Institute, Securities Industry Association, and the Security Traders Association.

Thomas J. McCool
Page 5

The fact that there are many non-price factors that appear to influence an investor's choice of a mutual fund (e.g., reputation of the adviser, historical performance, sales channel, level of customer service, investment objectives), so that fee and expense levels do not strongly influence this choice reflects typical behavior by consumers when they select financial services.

An additional factor not mentioned in the report is that, in addition to competing among themselves, mutual funds face strong competition from outside the fund industry. For example, due to the low cost of trading on-line, many investors now prefer to construct their own investment portfolios in lieu of relying on mutual funds. Exchange traded funds, a new pooled investment vehicle sponsored by large brokerage firms and stock exchanges, offer low costs and the ability to buy and sell shares at any time during the day at the current market price. Advances in technology enable investment advisers and broker-dealers to extend individual account management services to customers with much smaller accounts than had been economically feasible in the past. Individual accounts allow for more personalized investment management and tax planning services than are possible in a pooled vehicle such as a mutual fund. These changes in the market place are likely to put further pressure on funds as they strive to remain competitive.

B.   Analysis of the Largest Funds

The report correctly points out that existing studies regarding mutual fund fees reach somewhat contradictory conclusions and that some of these studies' methods have been questioned. Thus, the report describes the analysis that you conducted concerning trends in expense ratios based upon data concerning 77 of the largest mutual funds that grew faster than the average fund in the industry.

We note that your results show that asset growth usually resulted in lower expense ratios and are generally consistent with other data we have studied, which tend to confirm that so-called "economies of scale," at least in many cases, are being passed on to fund shareholders.

C.   Mutual Fund Directors Required to Review Fund Fees

The report discusses the fact that, under the Investment Company Act of 1940, fund directors are required to review and approve the compensation paid to the fund's adviser. In your discussion of directors' effectiveness in fulfilling these duties, there are a couple of sentences in the report attributed to private money managers and others stating that directors can fulfill their obligations by ensuring that a fund's fees are within a range of similar funds. While these statements may be their personal opinions, we believe the statements are incorrect both as a matter of law and as a matter of practice.

As your report discusses in Chapter 6, case law concerning the obligations of directors in approving the advisory contracts requires directors to consider much more than whether the fees are within the range charged by other similar funds, including the

Thomas J. McCool
Page 6

nature and quality of services provided by the adviser, the advisor's costs, and any economics of scale from managing additional assets. Additionally, our inspections of funds confirm that directors generally are diligent in performing their obligations and do consider many factors in determining whether to approve an advisory contract. Moreover, we note that our corporate governance proposals would require fund registration statements to disclose the factors considered by fund directors when they approved the fund's contract with its investment adviser. We are concerned that a reader of your report may be misled as to how directors fulfill their obligations. Accordingly, we believe that the report should make clear that directors are required to consider more than what other funds charge, and in fact do so.

      D.   Expense Comparisons Among Funds

      One important issue that is not discussed in the report relates to the difficulty of comparing the expense ratios of different funds. Sometimes all of the services provided as part of the process of investing in the fund are bundled into the fund's expense ratio. Other times, the expense ratio excludes the cost of certain services, such as marketing and/or financial advice, because they are paid separately by each individual shareholder.

      For example, an investor who is very concerned about costs and willing and able to do his or her own financial planning would likely invest in a low cost fund. A second investor that is less knowledgeable and/or less price sensitive may prefer to pay extra money for more services. If this investor purchased a mutual fund after obtaining financial advice from a broker-dealer, insurance company, or bank, the fund's costs would likely be different because the advice might be paid for by payment of a sales load or a rule 12b-1 fee. If the purchase were made pursuant to a wrap fee program, the fund's costs would be lower because the advice would be paid for separately by the investor. Alternatively, this investor could pay separately for advice from a fee-only financial planner and then invest directly in a low cost fund.

      E.   Expense Comparisons to Other Financial Services

      A major theme of the report is that mutual funds do not provide fee information comparable to that provided by other financial service providers.[6] In particular, the report notes that although customer fees for other financial services are often disclosed in specific dollar amounts, mutual fund shareholders do not receive information about the dollar amount of fund operating expenses attributable to their shares.

      As noted in the report, mutual funds differ from most financial services with respect to the way in which services are delivered and paid for. Most financial services are provided by a financial firm (bank, securities firm, insurance company) directly to the

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[6] Mutual funds are compared to bank deposit accounts, bank trust services, investment advisory services provided by individual investment advisers, wrap accounts, purchases of stocks, bonds and other securities, and purchases of real estate.

Thomas J. McCool
Page 7

customer. Mutual fund services are provided by an entity (the fund) separate and distinct from the financial firm that is its sponsor. As a separate entity, the fund not only bears its own expenses, it is owned by the "customer."

We believe that the fee information provided by mutual funds and by other types of financial services is nevertheless, quite similar. Like other financial services, mutual funds provide information about the dollar amount of fees they charge directly to an individual account. For mutual funds, this includes sales loads, redemption fees, account fees, and other charges levied directly on shareholder accounts. For other financial service providers, this includes itemized fees on deposit accounts, brokerage commissions on stock transactions, fees charged by individual investment advisers, broker commissions on real estate transactions, and similar fees.

Like other financial services, mutual funds do not provide information about expenses incurred outside the account. For mutual funds, this includes the investment advisory fees and all other expenses paid out of fund assets. For other financial services, for example, this includes the spread between the gross amount earned by the financial service provider on customer funds and the net amount paid out to the customer.

F.   Disclosure Concerning Fees Paid by Investors

See comment 2.

The Commission's approach to disclosure has been to ensure that investors receive information about fees that allows the investor to make an informed decision prior to making a purchase, as well as after becoming a fund shareholder. In addition to the information provided to a prospective investor before the purchase (as described above) the Commission's rules also require that investors receive ongoing information about expenses after they have made a purchase. First, investors receive annual and semi-annual reports that disclose the actual expense ratio of the fund. Second, investors receive an updated prospectus on an annual basis that includes a fee table and a fee example. The fee information in the prospectus is generally based upon actual fees that the fund paid in the prior year. While reports to shareholders and updates to prospectuses are mentioned in the report, we believe it should be noted that mutual fund investors under current regulations receive and have access to information on an annual basis which enables them to assess and understand the fees they bear and to effectively compare the fees of funds.

*   *   *   *   *   *   *   *   *

We recognize that investors need to be further educated about the fees and expenses that mutual funds charge. As part of our responsibilities in regulating mutual

Thomas J. McCool
Page 8

funds, we will consider the recommendations in your report very carefully in determining how best to inform investors about the importance of fees. Again, thank you for the opportunity to comment on your report.

Sincerely,

Paul F. Roye

The following are GAO's comments on the Securities and Exchange Commission's May 10, 2000, letter.

GAO's Comments

1. The Securities and Exchange Commission (SEC) described various changes since the 1980s to the fee disclosures that mutual funds are required to make. To acknowledge this, we have added a footnote to our discussion of the currently required disclosures that describes some of the changes made to these disclosure requirements over time.

2. SEC stated that our report should note that the current disclosure does provide investors with access to information on an annual basis that enables them to assess and understand the fees they bear and to effectively compare fees. We agree that disclosure of such information is currently required, and we have added additional language to our report to clarify that these disclosures are made annually. However, these disclosures present fund expense ratios as a percentage of fund assets and include an example of the likely amount of expenses to be incurred over various holding periods for a hypothetical $10,000 account. Furthermore, these reports are provided to investors only semiannually. Although investors can use this information to compare among funds, the additional disclosure we recommend is intended to supplement, not replace, the existing disclosures, and should serve to reinforce to investors the fact that they do pay for the services they receive from their mutual funds. The specific dollar amounts we recommend that funds disclose should also have the added immediacy of being unique to each investor and his or her account. By disclosing these additional dollar amounts on investors' quarterly account statements, funds will provide fee disclosures to investors more frequently than they currently do.

Comments From the National Association of Securities Dealers Regulation, Inc.



REGULATION
An NASD Company

Thomas M. Selman
Vice President
Investment Companies/Corporate Financing

NASD Regulation, Inc.
1801 K Street, N.W., Suite 800
Washington, D.C. 20006-1500
202 728 8068
Fax 202 974 2732

May 8, 2000

Thomas J. McCool
Director, Financial Institutions and Markets Issues
U.S. General Accounting Office
Washington, D.C. 20548

Dear Mr. McCool:

Thank you for allowing us the opportunity to comment on your draft report entitled Mutual Fund Fees: Additional Disclosure Could Encourage Price Competition (April 19, 2000) (the "Report"). We have summarized in bullet form below our overall comments on the Report's recommendation, as well as certain technical comments on the Report. We would be happy to discuss our comments with you at your convenience.

As we have discussed, NASD Regulation shares your concern that some investors may "chase" performance, and we agree that investors also should consider fees, expenses and other issues when making an investment decision. We would be happy to work with you and your staff on these important policy questions.

I.   Overall Comments on Report's Recommendation

- The Report concludes that "unlike many other financial products and services where the dollar amount paid by the customer is clearly and regularly disclosed, mutual fund disclosures do not include the actual dollar amounts of the fund fees individual investors pay."[1] Based on these conclusions, the Report recommends that the Securities and Exchange Commission and NASD Regulation, Inc. require mutual funds and certain broker/dealers to provide in periodic account statements "the dollar amount of mutual fund fees each investor paid . . . in addition to presently required fee disclosures."[2]

- The Report's recommendation raises several issues:

Now on p. 96.

Now on p. 97.

[1] See Report, Chap. 7, pp. 1-2.

[2] See Report, Chap. 7, p. 5.

Thomas J. McCool
May 8, 2000
Page 2

See comment 1.

- First, the Report seems to assume that mutual funds impose ongoing fund operating expenses, such as Rule 12b-1 fees and advisory fees, at the account level. In fact, funds impose these expenses at the entity level. Moreover, NASD member broker/dealers are generally required to send at least quarterly to all customers account statements that detail, among other things, all charges and debits imposed at the account level.

See comment 2.

- Second, the Report's recommendation may be difficult, if not impossible, to implement. Aside from the fact that mutual funds do not perform the shareholder-level accounting envisioned by the proposal, many broker/dealers would not have access to the information about the mutual fund's expenses necessary to comply with these rules.

- Third, the Report seems to conclude that mutual fund markets are less than competitive because investors base their investment decisions more on performance than on the level of mutual fund fees. We share the concern that some investors may place too much reliance on past performance, and we agree that they also should

See comment 3.

consider other issues, such as a fund's fees and expenses. However, investors who focus solely on low expenses (such as some money market fund investors) may sacrifice performance that they might obtain if they were to consider other factors, such as a fund's investment objective and the quality of the fund adviser's investment management.

- Fourth, the Report seems to assume that other financial intermediaries provide full disclosure of itemized expenses that reduce the return on customers' investments. Rules governing these institutions may require them to provide certain disclosures in periodic account statements regarding account-level fees. However, these rules do not require disclosure of the dollar amount of operating expenses incurred at the entity level that reduce the return a customer earns on his or her investment. Similarly, the rules governing other unregistered collective investment vehicles, which operate analogously to mutual funds, do not require (and the GAO does not propose to require) disclosure of customer-specific entity-level expenses.

- Fifth, the Report does not address the fact that mutual funds present performance information net of expenses. Other financial intermediaries are cited as models for disclosure, without discussing the fact that these intermediaries frequently advertise performance numbers that do not reflect the fees charged to customers.

II. Other Technical Comments on Report

Now on p. 27; see comment 4.

- Chapter 1, page 7. The Report states that "NASD rules prohibit funds from charging a front-end load that exceeds 8.5 percent of the initial investment. Some mutual funds, known as 'no-load' funds, do not have sales charges." These sentences require some clarification.

Thomas J. McCool
U.S. General Accounting Office
May 3, 2000
Page 2

that charged less than the industry average. Moreover, in recent years, the typical equity fund investor has paid annual fees that were about one-third less than the average equity fund charged, indicating a strong investor preference for lower-cost funds.

Equally important, because funds compete fiercely on the basis of net performance, they have an incentive to keep fee levels as low as possible. A small difference in performance can affect a fund's competitive standing, which in turn substantially impacts the fund's ability to attract additional investments. The report would, in our view, better reflect both the competitive nature of the market and shareholder behavior if these facts were included.

Fund Advisers' Revenues are not Equivalent to Total Fee Revenues

See comment 2.

Our second comment arises from the draft report's apparent assumption that "total fee revenues" are the same as the revenues of fund investment advisers. The ICI data on "total fee revenues" (from which this observation is drawn) includes fees paid not only to fund investment advisers, but also to third parties, such as shareholder servicing, 12b-1 and custodial fees. These fees cannot accurately be described as revenues of the adviser. More important, data from various fund information providers indicates that advisory and administrative fees received by fund advisers are diminishing as a percentage of total fee revenues, and now typically account for only 50 to 60 percent of total annual fund expenses. This fact appears to significantly impact the draft report's observations about fund asset and adviser revenue growth rates. The draft report suggests that these growth rates have been similar for the past decade. Instead, a more accurate finding would be that advisers' revenues have grown more slowly than both overall fund expenses and assets.

Mutual Fund Directors Have Contributed to Broad Based Fee Reductions

See comment 3.

Third, the draft report lists many of the legal duties of mutual fund directors in overseeing fees. These governance responsibilities are unique, go well beyond what is expected of typical corporate directors, and were specifically designed by the authors of the Investment Company Act to provide safeguards for fund shareholders. Because fund directors play such an important role in fund governance, we believe additional discussion of these qualities is merited. We are not aware of any other competitive industry – in the world of financial services or outside it – in which a firm is required to have an independent body annually review the "price" the firm wishes to charge for its products or services. One individual apparently suggested to GAO staff that fund directors have served to increase rather than reduce fee levels, contending that directors only consider the fees charged by similar funds. This individual's claim was presented without any supporting evidence, and is contradicted directly by the applicable legal standards governing the work of directors. These legal standards require directors, as fiduciaries, to always act on shareholders behalf and to consider carefully a broad range of specific factors when reviewing fees. The claim also overlooks the fact that fund advisory fees can only be increased if approved by the fund's shareholders, as well as by the directors, including a majority of the independent directors. Finally, the individual's claim is contradicted by the various studies, now including GAO's draft report, that show mutual fund fees declining. GAO's data shows that 70 percent of the largest mutual

Thomas J. McCool
U.S. General Accounting Office
May 3, 2000
Page 3

funds reduced their total operating expense ratio between 1990 and 1998. As noted earlier, of the funds in this group that experienced significant asset growth in the 1990s, 89 percent experienced fee reductions.

Mutual Fund Fee Disclosure Is Unsurpassed

See comment 4.

Fourth, an area that should be clarified is the draft report's assessment of the disclosure practices of competing financial services products. The draft report asserts that, unlike mutual funds, most other financial services disclose "specific dollar amounts of all fees paid." With all due respect, we do not believe that this assertion is supportable. To cite just two types of financial services listed in the draft report, we are not aware of any bank in the country that discloses to depositors the amount of the spread that the bank earns on a depositor's balances in savings and checking accounts. We are also not aware of any brokerage firm that discloses routinely the mark-up charged to investors when selling securities. And we are not aware of any other financial product that, like mutual funds, is required to aggregate all of its fees in order to promote comparability and easy understanding.

We believe very strongly that the mutual fund fee table provides the most comprehensive and understandable disclosure of fees in the financial services world. The fee table – which must be prominently presented in the front of every fund prospectus – was recently made even simpler for investors by the Securities and Exchange Commission following the most exhaustive field-testing ever undertaken by that agency. The fee table lets fund investors easily compare all of the costs of competing mutual fund investments on an apples to apples basis. We believe the draft report should reflect the SEC's significant efforts in this area.

In our view, mutual funds disclose far more than other financial products because they provide investors with a precise expense ratio, which allows for exact cost comparisons of annual fees for thousands of competing mutual funds. Funds also provide investors with a standardized hypothetical, which shows in dollars and cents the exact impact that a fund's annual fees and sales charges will have on a $10,000 investment over 1, 5 and 10 year periods. No other financial product provides disclosure that is this comprehensive, and we were disappointed to see the draft report suggests otherwise.

Requiring Even More Fee Disclosure Could Be Counterproductive

Finally, notwithstanding the decline in fund fee levels and the shareholder preference for lower cost funds noted earlier, the draft report states that additional government regulation is needed to make investors more aware of mutual fund fees. The draft report states that awareness of fund fees might be heightened if fund companies were required by the SEC or NASD Regulation to include customized fee information on shareholder account statements.

Promoting investor awareness of the important role fees can play in long term financial planning is a priority for the Institute and its members. We have a long history of supporting investor awareness proposals and will continue to do so, but we have reservations about the account statement recommendation. Our reservations stem from our concern that this

Thomas J. McCool
U.S. General Accounting Office
May 3, 2000
Page 4

requirement could erode the value of the standardized, all-inclusive fee information in the prospectus and thus impede informed assessments of fee levels at competing funds. Paradoxically, this could diminish rather than enhance investors' overall understanding of fund fees.

The Institute appreciates the opportunity to offer comments on a few of the more significant issues in the draft report. As noted in your letter, we would welcome the chance to meet with you to provide additional comments.

Very truly yours,

Matthew P. Fink

The following are GAO's comments on the Investment Company Institute's
May 3, 2000, letter.

GAO Comments

1. The Investment Company Institute (ICI) notes that our report indicates
that mutual funds compete primarily on the basis of investment
performance but gives less prominent attention to the fact that mutual
funds disclose their performance after fees and expenses have been
deducted. ICI states that as a result, investors who consider performance
are indirectly taking into account the impact of fees on returns. ICI also
states that this indirect consideration appears to be highly relevant to
shareholder investment decisions because, as of year-end 1999, more than
78 percent of shareholder accounts and 86 percent of shareholder assets
were invested in equity mutual funds that charged less than the industry
average. Finally, ICI states that by competing on the basis of net
performance, funds have an incentive to keep fee levels as a low as
possible because small differences in performance can affect a fund's
competitive standing.

At the beginning of each discussion of how funds compete, our report
notes that funds are required to disclose performance net of fees.
However, competition on the basis of net returns may or may not be the
same as competition on the basis of price, and such indirect competition
may not result in the same level of fees as could likely result from more
direct fee-based competition. As we noted in chapter 5 of the report, the
charges associated with other financial services, such as bank checking
accounts and stock brokerage, which are generally disclosed in dollar
terms to the users of these services, have been subject to vigorous
competition directly on the basis of these costs, which has resulted in
lower charges for many consumers. In addition, we noted that loads,
which are disclosed in investor statements, have also declined over time.
In addition, because past performance is not an indication of future
returns, relying on such disclosures alone would not be sufficient for
ensuring that adequate competition is occurring on that basis.

The statistics that ICI cites in its letter regarding the majority of mutual
fund shareholders invested in funds charging fees lower than the industry
average is based on a calculation of the simple average fees charged by
funds in the industry. As we note in chapter 3 of our report, calculations
using simple averages of mutual fund fees are biased upwards by the
growing proportion of new funds, funds investing in foreign securities, and
other funds that tend to have higher expense ratios than older funds
investing in domestic securities. Therefore, finding that most investors are
invested in funds charging less than such an average is not sufficient

evidence to indicated that fund investors overall are highly fee-conscious, particularly in light of surveys we reviewed that indicated that investors generally considered fees to be less important than other factors in making their investment decisions. In addition, although ICI's studies reported that some investors are increasingly investing in lower fee funds does not obviate the need for more explicit disclosure of fees and the increased competition that could result.

2. ICI noted that our draft report assumed that total fee revenues were the same as the revenues of fund investment advisers. ICI states that the expense ratios deducted from fund assets include amounts that are used to compensate not only the fund adviser but also other entities for shareholder servicing, marketing (12b-1 fees), and other services. ICI's letter also notes that adviser fees now typically account for 50 to 60 percent of fund expense ratios. It further states that the report suggests that the growth rates of fund assets and adviser revenues have been similar in the 1990s. ICI indicates that a more accurate finding would be that advisers' revenues have grown more slowly than both overall fund expenses and assets.

Although our report previously acknowledged that the expense ratio includes fees charged for various purposes, we have added additional text where appropriate to indicate that the fees deducted from fund assets represent revenue to more entities than just the fund advisor. However, all fees, regardless of which entities receive them as revenue, are deducted from investor assets; thus, our overall conclusion that such fees and assets grew at comparable rates remains accurate.

3. ICI commented that the duties that mutual fund directors have regarding the fees funds charge exceed those of typical corporate directors. ICI emphasized that these duties are unique and were specifically designed to provide safeguards for fund shareholders. ICI notes that one of the individuals with whom we spoke about mutual fund directors appears to have suggested that mutual fund directors' activities may be serving to increase fees by evaluating a fund's fees in light of those charged by other funds. ICI states that directors, as fiduciaries, are legally required to act on shareholders' behalf and to consider a broad range of specific factors when reviewing fees. ICI indicates that the individual's claim is also contradicted by various studies, including our own, that found fees have declined.

ICI has identified various duties placed on mutual fund directors that exceed those of the directors of a typical corporation, and we have added

a footnote in chapter 6 to acknowledge these additional responsibilities. However, as our report points out, these additional duties, particularly those related to the approval of the advisor's contract and its fees, arise because of the potential conflicts of interest between fund shareholders and the adviser. As a result, the independent directors are required to review and approve the fund's contract and fee arrangement with the adviser.

Congress intended that the independent directors of mutual funds serve as a check on the adviser because of the conflicts between the interests of the adviser and fund shareholders. However, the critics of fund directors whose comments we cited are of the opinion that directors are placing primary emphasis on comparing their funds' fees to those of other funds rather than the other factors that directors are required to consider as part of their fee reviews. Therefore, these individuals see directors as maintaining fee levels, or at least allowing fees to be lowered only to the extent that other funds are taking similar actions. Although we did find that fees for many mutual funds have declined, we also noted in chapter 2 of our report that we were unable to determine if the growth in fund assets would have provided advisers with the opportunity to reduce fees by even more than they had. Furthermore, a firm comparing the prices it charges its customers to those charged by competitors is a legitimate and perfectly acceptable means for such firms to evaluate their own business strategies. However, in an industry that only indirectly competes on the basis of such charges, such an activity may serve to maintain fees at a consistent level or allow them to be reduced only to the extent that other funds reduce theirs, as the individuals we interviewed stated.

4. ICI commented that the assertion in our report that unlike mutual funds, most other financial services disclose the specific dollar amounts of all fees paid is unsupportable. As an example, ICI states that no bank it is aware of discloses to depositors the amount of the spread that the bank earns on a depositor's balances in checking or savings accounts. ICI states that the fee disclosures required of mutual funds are the most comprehensive and understandable in the financial services world. It also notes that these disclosures have been recently made simpler by the Securities and Exchange Commission.

We agree with ICI that the currently required disclosures are comprehensive and reasonably understandable. In response to this comment by ICI and others on the draft report, we have added a footnote that discusses some of the recent changes to the disclosures we describe in our report.

Although the disclosures that mutual funds make are comprehensive and useful for investors in comparing the relative fees charged by different funds, the information in them discloses fees in percentage terms and uses hypothetical examples, which are less direct indications of the specific prices charged to any one investor. In our report, we cite five examples of other common financial services or transactions with which most mutual fund investors are also likely to be familiar, such as checking accounts, stock brokerage, or bank trust services. These services disclose in periodic statements the specific fees in dollars charged to customers. As we point out, mutual funds do not similarly provide specific dollar amounts of charges on the periodic statements they provide to individual investors.

GAO Contacts and Staff Acknowledgments

GAO Contacts

Thomas J. McCool, (202) 512-8676
Cody J. Goebel, (202) 512-7329

Acknowledgments

In addition to those named above, Michael Burnett, Suzie Bright, Melvin Thomas, Darlene Wall, and Desiree Whipple made key contributions to this report.

 PRINTED ON RECYCLED PAPER

United States
General Accounting Office
Washington, D.C. 20548-0001

Official Business
Penalty for Private Use $300

Address Correction Requested



(233592)

Statement of John C. Bogle

Founder and Former Chief Executive of the Vanguard Group and
President of the Bogle Financial Markets Research Center
Before the United States Senate Governmental Affairs
Subcommittee on Financial Management, the Budget,
and International Security
January 27, 2004

Good morning, Chairman Fitzgerald and members of the Subcommittee. Thank you for inviting me to speak today.

March 21, 2004, less than two months from today, will mark the 80th anniversary of America's first mutual fund. Organized in Boston, Massachusetts Investors Trust (MIT) was a Massachusetts trust managed by its own trustees, who held the power "in their absolute and uncontrolled discretion" to invest its assets. The trustees were to be compensated at "the current bank rate for trustees," 6% of the investment income earned by the trust.

Our industry began, then, with the formation of a truly *mutual* mutual fund, one organized, operated and managed, not by a separate management company with its own commercial interests, but by its own trustees; compensated not on the basis of the trust's *principal*, but, under traditional fiduciary standards, its *income*.

We use the word *Alpha* to describe the first event in a series, and the word *Omega* to describe the last event, the end of the series or its final development. To state what must be obvious, however, MIT's Alpha was followed by the development of a very different mode of fund organization. Today, the industry's almost universal *modus operandi* is not individual *funds* but fund *complexes;* they are managed not by their own trustees but by external corporations; they encompass not only investment management but also administration, operations, distribution, and marketing. The model of the 1924 Alpha *mutual fund*, then, has been replaced

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Note: The opinions expressed in this speech do not necessarily represent the views of Vanguard's present management. Much of the material in this statement was included in a presentation before the Boston College School of Law on January 21, 2004.

by the 2004 Omega mutual fund *complex*—a term that, all those years ago, would have somehow seemed jarring or inappropriate.

But "the national public interest and the interest of investors"—the focus of our industry's guiding statute, the Investment Company Act of 1940—precludes our acceptance of today's almost universally-accepted industry structure—today's Omega model—as the end of mutual fund development. Why? Because the reality is that this structure has been shaped, increasingly and almost unremittingly, to *serve* the interest of fund managers, a *disservice to* the public interest and the interest of fund shareholders.

Sharply rising fund costs have widened the shortfall by which fund returns have lagged the returns earned in the financial markets; the age-old wisdom of long-term investing has been importantly crowded out by the folly of short-term speculation; and "product marketing" has superceded investment management as our highest value. The recent fund scandals provide tangible evidence of the triumph of managers capitalism over owners capitalism in mutual fund America, an unhappy parallel to what we have observed in corporate America itself.

These developments are indisputable, and they fly in the face of the very language of the Investment Company Act: Mutual funds must be "organized, operated, and managed" in the interests of their shareowners rather than in the interests of their "investment advisers and underwriters (distributors)"—a policy now honored more in the breach than in the observance. It is high time for a *new* Omega, an industry structure that would, paradoxically enough, parallel the Alpha structure under which MIT was created nearly eighty years ago.

The Development of MIT

Almost from its inception, MIT was a remarkable success. While in its first few years the going was slow, assets had soared to $3.3 million by the end of 1926. As the boom of the late 1920s continued, it flourished. It earned a return of 88% for its investors in 1926-28, only to lose 63% of their capital in the bust that followed in 1929-1932. But as the market recovered, its assets grew apace—to $128 million by 1936, and to $277 million by 1949, the largest stock fund in the industry throughout that entire period. MIT would maintain that rank until 1975, when its assets reached a total of $1.15 *billion*—a truly amazing half-century of preeminence.

To its enviable status as both the oldest and largest mutual fund, MIT added the luster of consistently ranking as the lowest-cost fund. Its trustees soon reduced that original 6% fee to 5% of income, and then, in 1949, to 3.5%. Measuring its costs as a percentage of fund assets (now the conventional way we report expenses), the Trust's expense ratio fell from 0.50% in the early years to 0.39% in 1949, to a fairly steady 0.19% during 1960-1969. During that entire period MIT was publicly-offered through stock brokers by an underwriter originally named Learoyd-Foster, later to become Vance, Sanders & Co. Managed by its own trustees and unaffiliated with its distributor, the truly mutual structure of Massachusetts Investors Trust played a major role in its sustained leadership of the industry.

As 1969 began, then, MIT was an industry maverick. It stood for trusteeship, and did not engage in salesmanship. It kept its costs at rock-bottom levels. Its portfolio was broadly diversified and had little turnover. It invested for the long-term, and so did the shareholders who purchased its shares. And while virtually every other fund in the industry operated under the conventional structure with an external "management company" assuming full responsibility for its operations, investment advice, and share distribution in return for an *asset*-related—not *income*-related—fee paid by existing investors and a share of the sales loads paid by its new investors, MIT held to its own high standards and prospered—a success story, in its own way, for the idea that mutuality worked.

MIT – From Alpha to Omega

During 1969, however, the structure changed. The trustees solicited proxies from the shareholders of MIT (and its sister fund, Massachusetts Investors Growth Stock Fund—originally named "Massachusetts Investors Second Fund") for the approval to "demutualize" and adopt the conventional external management structure. When the shareholders approved the proposal, the Trust became a member of a fund family that adopted the name "Massachusetts Financial Services" (MFS). If MIT was a fund that for nearly a half-century had stood for something unique, in 1969 it became one of the crowd.

Was that change from Alpha to Omega good or bad? We can say unequivocally that, in terms of the fees it generated for its managers, it was *good*. We can also say unequivocally that in terms of the costs borne by its shareholders, it was *bad*. That 0.19% expense ratio in 1968 doubled to 0.39% in 1976, and doubled again to 0.75% in 1994, continuing to rise to 0.97% in 1998 and to 1.20% in 2003. **Exhibit 1.** And that old limit of 3.5% of income the trustees put into

place in 1949? It was long gone. In 2002, in fact, MIT's expenses consumed precisely 80.4% of the trust's income.



But these ratios greatly *understate* the increase in the Trusts' costs. For even as its assets were growing, so were its fee *rates*, resulting in enormous increases in the *dollar amounts* of fees paid. With assets of $2.2 billion in 1969, MIT's management fees (including some relatively small operating expenses) totaled $4.4 million. **Exhibit 2.** Even a decade later in 1979, although the Trust's assets had *declined* by 50% to $1.1 billion after the 1973-74 market crash and the troubled times faced by the fund industry, fees had actually *risen* to $5.2 million. In 1989, with assets at $1.4 billion, fees continued to rise, to $6.3 million. And in 1999, when assets soared to $15.6 billion, fees totaled $158 million. While the Trust's assets had grown *seven-fold* since MIT demutualized in 1969, its fees had increased *36 times* over. (Assets slumped to $6.5 billion last year, with fees totaling nearly $80 million.)



4

MIT's Long-Term Investment Record

What effect did the new structure have on MIT's shareholders? It is not difficult to measure. For MIT was the prototypical mutual fund, widely-diversified among about 100 blue-chip stocks and, unsurprisingly, provided returns that closely paralleled those of the Standard & Poor's 500 Stock Index (a 90-stock index until 1957), with an average correlation (R^2) of 0.94 that has remained remarkably steady over its entire 80-year history. Given the tautology that the gross return of the stock market, minus the costs of financial intermediation, equals the net return earned by market participants, it would be surprising if the rising costs that followed MIT's demutualization was not accompanied by a deterioration in the returns enjoyed by its shareowners.

No surprise, then. The Trust's relative returns declined. During its mutual era (1925-1969), the Trust's average annual return of 8.4% lagged the Index return of 9.7%, by 1.3% per year. **Exhibit 3.** (Because the Index return ignores the real world costs of investing, of course, that shortfall may not be surprising.) But *after* demutualization (1969-2003), its average annual return of 9.7% lagged the Index return of 11.3% by 1.6% per year—an 0.3% reduction that exactly matches the increase in its average expense ratio from 0.3% in the 1925-1969 period to 0.6% in 1969-2003. (The ratio has risen to an estimated 1.2% in 2003, suggesting a much wider lag in the years ahead.)



3.
Average Annual Returns: MIT and S&P 500 Index

This increase in the shortfall in MIT annual returns during the Trust's 34-year Omega period may seem trivial. But it is not. **Exhibit 4.** Thanks to the miracle of compounding *returns,* each $1 initially invested in the Standard & Poor's Index at the end of 1969 would have been valued at $38 at the end of 2003. Confronted by the tyranny of compounding *costs* over that long period, however, each $1 invested in Massachusetts Investors Trust would have had a final value of just $23.60—a 38% loss of principal in relative terms.



The Wellington Group – From Omega to Alpha

Even as MIT was abandoning its Alpha mutual structure in favor of an externally-managed Omega structure in 1969, the stage was being set for another firm to take precisely the opposite action. Philadelphia's Wellington Group—eleven associated mutual funds with assets of some $2.4 billion (over $1 billion behind the then-combined total of $3.5 billion for MIT and its sister growth fund)—was operated by Wellington Management Company, then largely owned by its executives but with public shareholders as well. Its stock had recently sold at an all-time high of $50 per share, nearly three times its initial public offering price of $18 in 1960. Despite the travail that followed the demise of the Go-Go years, the stock market was again rallying, on the way to its then all-time high early in 1973, and the company was prospering.

With the so-called "currency" that its public stock had made available, Wellington Management had merged with the Boston investment counsel firm of Thorndike, Doran, Paine and Lewis, Inc., in 1967. TDP&L was also the manager of Ivest Fund, a "go-go" fund that was

one of the industry's premier performers during that era of speculation, and it soon became a major generator of the Wellington Group's capital inflows. And yet, even as MIT had just gone in the opposite direction, the Wellington CEO (and also the Chairman and President of Wellington *funds*)[1] was pondering whether this Omega structure was the optimal one for the funds' shareholders, and whether a change to the recently-vanished Alpha structure would improve both the lot of its fund shareholders as well as the firm's competitive position in the industry.

In September 1971, he went public with his concerns. Speaking at the annual meeting of the firm's partners, he talked about the possibility of mutualization, beginning his remarks with a 1934 quotation from Justice Harlan Fiske Stone: "Most of the mistakes and major faults of the financial era that has just drawn to a close will be ascribed to the failure to observe the fiduciary principle, the precept as old as holy writ, that 'a man cannot serve two masters' . . . Those who serve nominally as trustees but consider only last the interests of those who funds they command suggest how far we have ignored the necessary implications of that principle."

The Wellington CEO endorsed that point of view, and revealed what he described as "an ancient prejudice of mine: *All things considered, it is undesirable for professional enterprises to have public shareholders.* Indeed it is possible to envision circumstances in which the pressure for earnings growth engendered by public ownership is antithetical to the responsible operation of a professional organization. Although the field of money management has elements of both a business and a profession, any conflicts between the two must, finally, be reconciled in favor of the client."

He then tranced on some ideas about how such a reconciliation might be achieved: (1) "a mutualization, whereby the funds acquire the management company;" (2) "internalization, whereby the active executives own the management company, with contracts negotiated on a 'cost-plus' basis, with incentives for both performance and efficiency, but without the ability to capitalize earnings through public sale;" and (3) limited internalization, with funds "made self-sustaining with respect to administration and distribution, but with external investment mangers."

Omega to Alpha

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[1] It was I who served in these positions, but I feel more comfortable using the third person format. This combination of seemingly conflicting roles, was then, and remains now, the industry norm.

Within three years, the CEO was put in a position in which he would not only *talk the talk* about mutualization, but would *walk the walk*. Even before the 1973-74 bear market began, Wellington's business had begun to deteriorate and the cash *inflows* of the Wellington funds, $280 million in 1967, had by 1973 turned to cash *outflows* of $300 million. The speculative funds created by the firm were suffering serious capital erosion, and most would be merged out of existence before the decade was out. Assets of the conservative Wellington Fund flagship had tumbled from $2 billion in 1965 to less than $1 billion, on the way to $480 million in 1980. Earnings of $2.52 per share in 1968 would drop to $1.14 in 1974, and the stock price had fallen to $9.75 per share, on its way to a low of $4.87. **Exhibit 5.** This concatenation of dire events was enough to cause the happy partnership formed by the 1967 merger to fall apart, and Wellington Management Company's CEO got the axe on January 23, 1974. But he remained as chairman of the funds, with their largely separate (and independent) board of directors.



Shortly before the firing, the handwriting was on the wall, as it were, suggesting the nature of the change that might be in store. On January 12, 1974, the CEO had submitted a proposal to the *mutual fund* board of directors to mutualize the funds, and operate under an internally-managed structure. "I propose," he wrote, "to have the Wellington Group of mutual funds acquire Wellington Management Company and its business assets . . . The Funds would pay an estimated $6 million (the adjusted market capitalization of the company's stock[2]) and would receive liquid and fixed assets of $4 million, with the remaining $2 million representing

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[2] Under the proposal, the Funds would acquire only Wellington's *mutual fund* business. Its counseling business would have been returned to the pre-merger partners.

the 'going concern' value (or goodwill) of the enterprise . . . Wellington Management would become a wholly-owned subsidiary of the funds and would serve as investment adviser and distributor on an 'at-cost' basis, resulting in estimated savings of $2 to $3 million per year."

One need only understand the stunningly high profit margins of the investment management business in order to imagine a less-than-*one-year*(!) payback of the net acquisition cost of $2 million. While Wellington's stock price had tumbled, and its fee revenues had declined, the firm's pre-tax profit margin nonetheless remained at a healthy 33%. (Revenues $9.6 million, expenses $6.4 million, profits $3.2 million). While the fund chairman openly acknowledged that such a conversion to mutual status was "unprecedented in the mutual fund industry," the cautious fund board was interested enough to ask him to expand the scope of his proposal and undertake "a comprehensive review of the best means by which the funds could obtain advisory, management and administrative services at the lowest reasonable costs to the fund shareholders." The board also asked Wellington Management Company to produce a similar study.

By March 11, the chairman's first report was completed. Entitled "The Future Structure of the Wellington Group of Investment Companies," the report offered seven structural options, of which the board decided to focus on these four:

1. **Status Quo—the continuation of the existing relationships.**
2. **Internal Administration—administration by the funds themselves; distribution and investment advice from Wellington Management.**
3. **Internal Administration and Distribution—with only investment advice from Wellington.**
4. **Mutualization—acquisition by the funds of all of Wellington's fund-related activities.**

The Future Structure study spelled out the ultimate objective: *Independence.* The goal was "to give the funds an appropriate amount of corporate, business, and economic independence," the chairman wrote, noting that such a structure was clearly contemplated by the Investment Company Act of 1940. But such independence, his study added, had proved to be an illusion in the industry, with "funds being little more than corporate shells . . . with no ability to conduct their own affairs . . . This structure has been the accepted norm for the mutual fund industry for more than fifty years."

9

"The issue we face," he bluntly concluded, "is whether a structure so traditional, so long accepted, so satisfactory for our infant industry as it grew during a time of less stringent ethical and legal standards, is really the optimal structure for these times and for the future—or whether the funds should seek the greater control over their own destiny so clearly implied by the word *independence*." While the fund chairman clearly preferred his original proposal of mutualization, he was prepared to begin with less, concluding the study with these words, "perhaps, then, the issue is not *whether*, but only *when* the Wellington Group will become completely independent."

As it would soon turn out, he would have to be content with less than full mutualization. After much study, even more contention, and debate that sometimes seemed to be endless, the board made its decision on June 11, 1974. It chose the least disruptive option, #2, establishing the funds' own administrative staff under the direction of its operating officers, who would also be responsible, as the board's counsel, former SEC Commissioner Richard B. Smith wrote, "for monitoring and evaluating the external (investment advisory and distributors) services provided" by Wellington Management. The decision, the counselor added, "was *not* envisaged as a 'first step' to internalize additional functions, but as a structure that . . . can be expected to be continued into the future."

Enter Vanguard

Late in the summer, to the chairman's amazement and disappointment, the board agreed that Wellington Management Company would retain its name. While Wellington Fund would also retain *its* name, a new name would have to be found for the administrative company. In September, he proposed to call the new company "Vanguard" and, after more contention, the board approved the name. The Vanguard Group, Inc. was incorporated on September 24, 1974. Early in 1975, the SEC cleared, without apparent difficulty, the funds' proxy statements proposing the change; the fund shareholders approved it; and Vanguard, a wholly-owned subsidiary of the funds operating on an at-cost basis, began operations on May 1, 1975.

But no sooner than the ink was dry on the various agreements, things began to change. With the funds controlling only one leg—and, arguably, the least important leg—of the operations/investment management/distribution tripod on which any fund complex rests, the chairman began to have second thoughts. As he would later write, "It was a victory of sorts, but, I feared, a Pyrrhic victory . . . I had realized all along that the narrow mandate that precluded our

engaging in portfolio management and distribution services would give Vanguard insufficient power to control its destiny ... Why? Because success in the fund field is *not* driven by how well the funds are administered. Though their affairs must be supervised and controlled with dedication, skill, and precision, success is determined by what kinds of funds are created, by how they are managed, by whether superior investment returns are attained, and by how—and how effectively—the funds are marketed and distributed. We had been given one-third of the fund loaf, as it were, but it was the least important third. It was the other two-thirds that would make us or break us."

The next one-third of the loaf was seized quickly. The newly-named Vanguard Group's entry into the investment management arena came in a groundbreaking way. Only a few short months after the firm began operations, the board of the funds approved the creation of an index fund, modeled on the Standard & Poor's 500 Stock Index. It was incorporated late in 1975. When its initial public offering was completed in August 1976, it had raised a disappointing $11 million. But the world's first index mutual fund had come into existence. It is now the largest mutual fund in the world.

Only five years after that halting entry into what was, arguably, equity investment management, the firm assumed full responsibility for the management of Vanguard's bond and money market funds. A decade later, Vanguard began to also manage equity funds that relied on quantitative techniques rather than fundamental analysis. A variety of external advisers continue to manage Vanguard's actively-managed equity and balanced funds, now constituting some $180 billion of the Group's $700 billion of assets. (Wellington Management continues to manage Wellington Fund, as it has throughout the fund's now-75 year history.)

Improved Returns in a Full-Fledged Alpha Complex

The final one-third of the mutual fund loaf was acquired only five months after the index fund IPO had brought investment management under Vanguard's aegis. On February 9, 1977, yet another unprecedented decision brought share distribution into the fold. After yet another contentious debate in a politically-charged environment, and by the narrowest of margins, the fund board accepted the chairman's recommendation that the funds terminate their distribution agreements with Wellington Management, eliminate all sales charges, and abandon the broker-dealer distribution system that had distributed Wellington shares for nearly a half-century. Overnight, Vanguard had eliminated its entire distribution system, and moved from the seller-

driven, load-fund channel to the buyer-driven, no-load channel. Narrow as the mandate was, it set the fledgling organization on a new and unprecedented course.

What would the flourishing of Vanguard into a full-fledged Alpha complex—its full mutualization—mean to its fund investors? First, it would mean far lower fund operating expenses, with the group's weighted expense ratio tumbling from an average of 0.67% in 1975 to 0.26% in 2002—a reduction of more than 60%. Second, it would mean that the earlier 8½% front-end load—and the performance drag on shareholder returns inevitably entailed by that initial sales charge—would be forever removed. And since gross returns in the financial markets, minus costs, equal the net returns earned by investors, this slashing of costs was virtually certain to enhance shareholder returns.

And that's just what Vanguard's change from Omega to Alpha did. What followed over the subsequent 29 years was a major enhancement in the *absolute* returns (sheer good luck!) and the *relative* returns earned by Wellington Fund. Specifically, this balanced fund provided an annual return of 12.9% from 1974-2003, actually *outpacing* the 12.3% annual return of its unmanaged (and cost-free) benchmark—35% Lehman Aggregate Bond Index, 65% Standard & Poor's 500 Stock Index, an allocation comparable to Wellington's—and by a wider margin the 11.1% rate of return earned by the average balanced fund. **Exhibit 6.** During the comparable prior period (1945-1974) under the Omega structure, the Fund's return of just 5.7% had actually *lagged* the benchmark return of 7.6% by a full 1.9 percentage points per year.



Part of that near-miraculous 2.5 percentage point *annual* improvement in relative returns—a staggering margin—was related to lower costs. The Fund's average expense ratio, low enough in the earlier period at 0.56%, fell 20% to 0.45%, and the sales charge drag was eliminated. But the largest part of the improvement arose from a 1978 change in the Fund's investment strategy, in which the *Fund's* management directed its reluctant adviser to return Wellington to its traditional conservative, income-oriented policies from which it had strayed during the late 1960's and 1970s. Result: by the end of 2003, each $1 invested in Wellington Fund in 1974 would have grown to $33.60. **Exhibit 7.** The same investment in the balanced index benchmark, on the other hand, would have grown to just $28.90. (A similar investment in the average balanced fund would have grown to just $20.96—about 40% *below* Wellington's value.) The lower chart presents a stunning contrast with the lower chart on Exhibit 4 on page 6.



Other than the direct impact of costs, it is not easy to characterize "cause and effect" in the attribution of investment performance. While Wellington Fund's return to its conservative investment tradition was a major benefit, the new Alpha structure itself, under which Wellington Management became an external investment adviser that *had* to perform in order to retain its independent client, could well have itself provided a major benefit. While we can't be certain, the development of the arms-length relationship that is part of the Alpha model clearly did no harm.

Alpha vs. Omega: Lower Costs and Higher Market Share

Whatever the case, we do know that there is a powerful and pervasive relationship between expense ratios and fund net returns. We know, for example, that the correlation

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coefficient of the ten-year returns of individual equity funds and their costs is a remarkably impressive *negative* 0.60. We also know that during *each* of the past two decades the returns of the equity funds in the *low-cost* quartile have consistently outpaced the returns of funds in the *high-cost* quartile by an enormous margin of about 2½% per year. *The higher the cost, the lower the return.* And it is crystal clear that the Alpha model of fund operations is, well, cheap, while the Omega model is dear.

The contrast in costs could hardly be sharper than in the two fund complexes we have just considered. Both were dominated by a single mutual fund until the 1960s, before becoming more and more diversified fund complexes thereafter. Both had roughly comparable assets under management up until the 1980s—in the hundreds of millions in the 1950s, then the billions in the 1960s and 1970s, growing to the tens of billions in the 1980s. Then their paths diverged. While Massachusetts Financial Services enjoyed solid asset growth to some $94 billion at the market's peak in 2000, Vanguard grew even faster, then overseeing some $560 billion of assets.

Late in their Alpha period, the asset-weighted expense ratio of the MFS funds averaged less than 0.25%. Under its new Omega model, the MFS ratio jumped to 0.67% in 1984, to 0.92% in 1988, to 1.20% in 1993, and to 1.25% in 2002, an *increase* of 421% for the full period. **Exhibit 8.** By way of contrast, late in their Omega period the Vanguard funds' ratio averaged about 0.60%. Under its new Alpha structure, the Vanguard ratio tumbled to 0.54% in 1984, to 0.40% in 1988, and to 0.30% in 1993, continuing to drop in 2002 to just 0.26%, a *reduction* of 61% from the pre-Alpha rate.



These ratios may seem diminutive and trivial, but they are not. They entail hundreds of millions, even billions, of dollars. In 2003, the assets of the Omega MFS funds totaled $78 billion, and their 1.25% expense ratios, including management fees, 12b-1 fees, and operating costs, totaled $975 million. Had their earlier 0.25% ratio prevailed, those costs would have been just $195 million, a remarkable $780 *million*(!)saving. **Exhibit 9.** Again by way of contrast, assets of the Alpha Vanguard funds totaled $667 billion in 2003; with expenses of $1.7 billion, the expense ratio was 0.26%. Had the earlier 0.60% ratio under its Omega structure prevailed, Vanguard's expenses would otherwise have been $4.0 billion, representing $2.3 *billion* of additional costs that would have been incurred by its fund shareholders.

The Manifestation of the Alpha Benefit [9.]		
	MFS	**Vanguard**
2003 Assets	$78 B	$667 B
Omega Exp. Ratio	1.25%	0.60%
Fees Generated	$975 M	$4,000 M
Alpha Exp. Ratio	0.25%	0.26%
Fees Generated	$195 M	$1,700 M
Savings Under Alpha Structure	$780 M (projected)	$2,300 M (actual)

Even as Vanguard, under its Alpha structure, did *good* in building value for its fund shareholders, it did *well* in implementing its business strategy. Assets under management have grown from $1.4 billion in 1974 to nearly $700 billion currently, and its share of mutual fund industry assets has soared. While a late entry into the money market business resulted in a plunge in its market share from 3.5% in 1974 to 1.7% in 1981, the rise since then has been unremitting, consistent, and powerful. **Exhibit 10.** As 2004 begins, Vanguard's share of industry assets stands at 9.2%—by far the largest market share increase achieved by any mutual fund firm.



The Alpha and Omega:
Vanguard and MFS Market Share

	Alpha	Omega	% Change
Vanguard	———	·········	+124%
MFS	———	·········	-84%

The growth of MFS assets, too, has been awesome—from $3.3 billion in 1969, when it abandoned its original Alpha structure, to $78 billion currently. But its original 7.0% market share began to shrink within a few years after the change, falling to just 1.1% in 1982, where it remains today. To the extent that we can measure it, then, under the Omega strategy—which is of course the strategy that is pervasive in the industry—the MFS transition from its original roots has not only resulted in increased costs and reduced returns for its fund shareholders, but proved to be a losing strategy in the highly competitive mutual fund marketplace.

Nonetheless, the Omega strategy does have something very important going for it: It is immensely profitable for the funds' *managers*. Immediately after its demutualization in 1969, MFS remained a private company, with its profits divided among its own executives and employees. But in 1981, in a curious twist, the firm sold itself to Sun Life of Canada, which remains its owner today (MFS executives now hold about 8% of its stock). According to Sun Life's financial statements, the pre-tax earnings of MFS during the five year period 1998-2002, totaled $1,924,000,000, certainly a splendid return on their initial (but undisclosed) capital investment—a near $2 billion gold mine for the Sun Life shareholders.

Tested in the Crucible

Both the Alpha fund model and the Omega fund model have been tested over almost the entire 80-year history of the industry. (1970-1974 was the only period in which no Alpha model existed.) The 45-year preeminence that MIT achieved from 1924 to 1969, to say nothing of the

flourishing of Vanguard almost from the day it was created, hardly suggest major flaws in the Alpha model. Yet the economics of the business remain a major stumbling block to the creation of new Alpha organizations. If funds are run at cost, after all, there are no profits for the management company owners. It is hardly surprising, then, that Vanguard's structure has yet to be copied, or even imitated.

It is a curious paradox that the transformation of MFS from the Alpha model to the Omega model was accomplished with apparent ease. Vanguard's conversion from Omega to Alpha, however, was fraught not only with contention and debate, but with regulatory opposition. While the internalization of the *administration* of the Wellington funds was straight-forward, and even the internalization of the *management* of the index fund raised no regulatory eyebrows, the decision to internalize *distribution* was a bombshell. It was opposed by a Wellington Fund shareholder, who called for—and received—a formal SEC administrative hearing, which, was said to be the longest hearing in the history of the Investment Company Act, lasting, if memory serves, something like ten full days in court, and a long period of examination by the regulators. Finally, in July 1978, after considering the issues, the Administrative Law Judge who presided at the hearing made his decision on our application for the Vanguard funds to jointly assume financial and administrative responsibility for the promotion and distribution of our shares: *Rejection!* We were back to square one.

At issue was a long history during which the SEC had successfully argued that funds could not spend their own assets on distribution. (Clearly all major fund complexes were making such expenditures, but it was successfully, if problematically, argued that the managers were paying the distribution costs out of their own profits.) Shortly after we made the no-load decision in February 1977, we had asked for an exemption that would allow the funds to spend a limited amount (a maximum of 0.20% of net assets) on distribution. While our argument in favor of this plan was somewhat technical, it came down to the fact that while we would spend $1.3 million on distribution, we would simultaneously slash by $2.1 million the annual advisory fees paid to Wellington Management for that purpose: Assuming responsibility for distribution would result, not in a cost to the funds' shareholders, but in a net *savings* of $800,000 per year.

Happily, the SEC had allowed us to temporarily pursue our distribution plan pending Commission and fund shareholder approval. So Vanguard had in fact been running the distribution system since 1977. Despite his rejection of our plan, the judge gave us the opportunity to amend it, and after making a few technical changes, we resubmitted it early in

1980. With this sword of Damocles suspended above us during this long period, we blithely pursued our distribution activities. The threatening sword was finally removed on February 25, 1981, when the Commission at last rendered its decision.

The decision was a home run for Vanguard! Far better than any characterization I could use to describe the decision, the Commission's words speak for themselves:

> "The Vanguard plan is consistent with the provisions, policies and purposes of the Act. It actually furthers the Act's objectives by ensuring that the Funds' directors, with more specific information at their disposal concerning the cost and performance of each service rendered to the Funds, are better able to evaluate the quality of those services.

> "The plan will foster improved disclosure to shareholders, enabling them to make a more informed judgment as to the Funds' operations. In addition, the plan clearly enhances the Funds' independence, permitting them to change investment advisers more readily as conditions may dictate. The plan also benefits each fund within a reasonable range of fairness.

> "Specifically, the Vanguard plan promotes a healthy and viable mutual fund complex within which each fund can better prosper; enables the Funds to realize substantial savings from advisory fee reductions; promotes savings from economies of scale; and provides the Funds with direct and conflict-free control over distribution functions.

> "Accordingly, we deem it appropriate to grant the application before us."

The decision was unanimous. We had at last formally completed our move from the original Omega model under which we had operated for nearly a half-century, to a full-fledged Alpha mutual fund model. Our joy was profound and unrestrained, and our optimism about the future was boundless.

An Elementary Principle, Too Often Ignored

The Commission's decision, in its own blunt words, was based on *"one of the 1940 Act's basic policies: that funds should be managed and operated in the best interest of their shareholders, rather than in the interests of advisers, underwriters, or others."* And that would also seem to be the most elementary principle of the common law as it relates to fiduciary duty and trusteeship. And yet it must have been obvious to the Commissioners that while they had just approved our Alpha model, the entire rest of the industry was operating under an Omega model in which the advisers and underwriters—the funds' management companies—were in the driver's seat.

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Fully 15 years earlier, in fact, the SEC had vigorously recommended legislative changes that were designed to restore a better balance of interest between shareholders and managers. In *Public Policy Implications of Investment Company Growth*, a report to the House Committee on Interstate and Foreign Commerce dated December 2, 1966, the Commission pointedly noted that "internally managed companies which had their own staff had significantly lower management costs than externally managed funds compensated by fees based on a fixed percentage of the fund's assets."

After considering the level of fund fees ($130 million a year seemed large in 1966; but by 2003, fees had soared to $32 *billion*), the far lower fee rates paid by pension plans and internally managed funds, the then-average 48%(!) pre-tax profit margin earned by publicly-held management companies, and the effective control advisers held over their funds, as well as "the absence of competitive pressures, the limitations of disclosure, the ineffectiveness of shareholder voting rights, and the obstacles to more effective action by the independent directors," the SEC recommended the adoption of a "statutory standard of reasonableness," which it described as a "basic fiduciary standard that would make clear that those who derive benefits from their fiduciary relationships with investment companies cannot charge more for services than if they were dealing with them at arm's length."

The SEC described reasonableness as "a clearly expressed and readily enforceable standard that would measure the fairness of compensation paid for services furnished by those who occupy a fiduciary relationship" to the mutual funds they manage. This standard "would *not* be measured merely by the cost of comparable services to individual investors or by the fees charged by other externally managed investment companies . . . (but by) the costs of management services to internally managed funds and to pension funds and other non-fund clients . . . (and) their benefit to fund shareholders . . . (including) sustained investment performance."

"The Commission is not prepared to recommend at this time the more drastic statutory requirement of compulsory internalization and the performance of services at cost," the SEC report added, for it "might be more costly for smaller funds . . . or could be insufficient to provide an adequate full time staff . . . (and) might prove a determent to the promotion of new investment companies." Accordingly, the Commission believed that, "an alternative to the more drastic solution of compulsory internalization should be given a fair trial." If the standard of

reasonableness does not "resolve the problems in management compensation that exist . . . *then more sweeping steps might deserve to be considered.*"

Alas, the Commission's "reasonableness" proposal was never put to the test. The industry fought hard, and lobbied the Congress vigorously. Finally, five years later, in the Investment Company Amendments Act of 1970, the Commission had to settle for a weak provision in which the investment adviser was charged with "a fiduciary duty with respect to the compensation for services," with damages limited to the actual compensation received, and with no definition of what might constitute reasonableness. And even 33 years later, "more sweeping steps" have yet to be considered.

In its 1966 report, the SEC had also expressed concerns about the growing trend of sales of management companies to other firms at prices far above book value, transfers the Commission opined, that have "some elements of the sale of a fiduciary office, (which is) *strictly prohibited under Common Law."* It also expressed a concern about earlier "widespread 'trafficking' in advisory contracts." The Commission recommended that the sale of a management company could not take place if it came with "any expense or implied understanding . . . likely to impose *additional* burdens on the fund." (Italics supplied.) The implication that funds were *already* bearing heavy burdens would have been lost on few observers, and even that protection was diluted in the subsequent legislation.

Had the initial SEC recommendations prevailed, they may well have aborted the accelerating trend toward higher fund expense ratios that today seems endemic in the fund industry. The *unweighted* expense ratio of 0.87% for the average equity fund that concerned the Commission in 1965 has risen by 86%, to 1.62%. (For those who think that *asset-weighted* expense ratios are a better test, the increase was from 0.51% to 0.95%—the same 86% increase!)

But we deceive ourselves when we look at fee *rates* instead of fee *dollars*. When applied to the burgeoning assets of equity funds ($26.3 *billion* in 1965 and $3.36 *trillion* in 2003), equity fund expenses have leaped from $134 million in 1965 to an estimated $31.9 billion in 2003. **Exhibit 11.** That fund expenses have risen 238-fold(!) since 1965, nearly double the 128-fold increase in equity fund assets. In a field in which, as today's lone Alpha fund complex demonstrates, the economies of scale in fund operations are truly staggering, it is a truly astonishing anomaly.

Where are the Economies of Scale?			11.
	1965	2003	Change
Total Equity Assets	$26.3 B	$3,361 B	+128 x
Average Exp. Ratio	0.87%	1.62%	+86%
Wtd.• Exp. Ratio	0.51%	0.95%	+86%
Fees Generated	$134 M	$31,900 M	+238 x

Weighted by fund assets.
Fees generated uses weighted average.

Further, the SEC's 1966 concern about trafficking in advisory contracts could hardly have been more prescient. Although a number of fund management firms had gone public with IPOs by then, the large majority remained privately-held. Today, only *six*(!) privately-held firms remain (seven if we include Vanguard) among the largest 50 fund managers. Another seven are publicly-held, and fully 36 are owned by giant financial conglomerates, from Sun Life and Marsh and McLennan, to Deutsche Bank, and AXA, to Citicorp and J.P. Morgan. With these consummate *business* firms in control, it is small wonder that the idea of fund management as a *profession* is gradually receding. Using the words I used in my 1971 speech, these firms are "the financial heirs of the (original mutual fund) entrepreneurs . . . if it is a burden to (fund shareholders) to be served by a public enterprise, should this burden exist in perpetuity?"

Apparently the burden *should*. For such trafficking takes place with the tacit consent of fund directors, who seem all too willing to ignore the burdens imposed on funds that are part of giant conglomerates—firms whose overriding goal is a return on *their* capital, even at the expense of the returns on the *fund shareholders'* capital. When such transfers are proposed, fund directors could easily insist on fee reductions—or even mutualization—but they have *never* done so. In a recent sale (for $3.2 billion!) of a large fund manager to Lehman Brothers, the earlier fee structure remained intact. So far, at least, the directors seem disinclined to act even when a scandal-ridden firm is on the auction block (Strong Management) or is already part of a conglomerate (Putnam, which has delivered nearly $4 billion of pre-tax profits to Marsh and McLennan over the past five years.) The idea that "the burdens of public ownership *should* exist in perpetuity" has yet to be challenged.

It Is Time For Change

It is time for change in the mutual fund industry. We need to rebalance the scale on which the respective interests of fund managers and fund shareholders are weighed. Despite the express language of the 1940 Act that arguably calls for *all* of the weight to be on the side of fund shareholders, it is the managers' side of the scale that is virtually touching the ground. To get a preponderance of the weight on the shareholders' side, we need Congress to mandate: (1) an independent fund board chairman; (2) no more than a single management company director; (3) a fund staff or independent consultant that provides objective information to the board; and (4) a federal standard that, using the Act's present formulation, provides that *directors have a fiduciary duty to assure that* "funds are organized, operated, and managed in the interests of their shareholders" rather than in the interests of "their advisers and distributors." (The italicized language would be added to the statute.)

As I wrote five years ago in *Common Sense on Mutual Funds,* changes such as these would at long last allow independent directors "to become ferocious advocates for the rights and interests of the mutual fund shareholders they represent . . . they would negotiate aggressively with the fund adviser . . . they would demand performance-related fees that enrich managers only as fund investors are themselves enriched . . . They would challenge the use of 12b-1 distribution fees . . . and no longer rubber-stamp gimmick funds cooked-up by marketing executives . . . becoming the fiduciaries they are supposed to be under the law."

Alternatively, and perhaps even more desirably, I then argued, the industry may require "a radical restructuring—the mutualization of at least part of the mutual fund industry . . . Funds—or at least large fund families—would run themselves; and the huge profits now earned by external managers would be diverted to the shareholders . . . they wouldn't waste money on costly marketing companies designed to bring in new investors at the expense of existing investors. With lower costs, they would produce higher returns and/or assume lower risks. But regardless of the exact structure—(a new) conventional form or a truly mutual form—an arrangement in which fund shareholders and their directors are in working control of a fund will lead . . . to an industry that will enhance economic value for fund shareholders." And it is in that direction that this industry must at last move.

How to Get from Omega to Alpha

During its 45 years of existence, the Alpha operating model instituted by MIT nearly 80 years ago worked well for its shareholders. Similarly, during Vanguard's soon-to-be 30 years of existence, our Alpha model has resulted in amazingly low costs for shareholders, and generally superior returns compared to peer funds, to say nothing of a spectacular (and unmatched) record of asset growth and enhanced market share. As an illustration of a demonstrably winning strategy for fund shareholders, our Alpha model has met the test of time.

Of course, we have enjoyed an advantage some of our rivals have described as "unfair." Since the fund shareholders own Vanguard—lock, stock, and barrel—*none* of their investment returns have had to be diverted to the owners of a management company—private, public, or financial conglomerate, whatever the case may be. Put another way, our structure has been an essential element in the returns that our shareholders have enjoyed. It shouldn't surprise anyone, for as the economist Peter Bernstein has observed, "What happens to the wealth of individual investors cannot be separated from the structure of the industry that manages those assets."

With MIT long since having abandoned the Alpha model, Vanguard alone has remained to test it. With this single exception, it is the Omega model that prevails. *But I simply cannot accept that today's model can be, as the word "Omega" suggests, the final stage of the mutual fund industry's development.* That this model has ill-served fund investors could hardly be more obvious. This industry's present high level of operating and transaction costs have led—as they must—to a lag in the returns of the average equity fund of some three percentage points per year behind the stock market itself over the past two decades, with similar cost-related lags for the industry's bond funds and money market funds. And our focus on asset-gathering and marketing has helped to create an even larger lag—at least *another* six or eight percentage points behind the returns of the stock market itself, there for the taking—for the average equity fund *shareholder*.

I have no illusions that a return of industry to its original Alpha model will be easy—not in the face of the powerful forces that are entrenched in this industry and whose economic interests are at stake. But I believe that this is the direction in which shareholders, competition, regulation, and legislation will move. While we won't get all the way to that goal in my lifetime, and maybe not even in my children's, I'm certain that investors will not ignore their own economic interests *forever*.

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However, if Congress acts to impose on fund directors the responsibilities that so many of us believe they have always held but rarely exercised, I see no reason that full mutualization should be mandated by law. As long as advisory firms are owned by managers who act responsibly and put the interests of their fund shareholders first, and who make manifest their dedication to that proposition in their actions—self-imposed limits on fees and on marketing activities, focus on long-term investment strategies, and superior service to their shareholders—mutualization hardly need be considered. On the other hand, when a fund complex reaches a certain size or age—when it has become more *business* than *profession*—it is high time to demand that mutualization—the Alpha model—be placed on the board agenda, and honestly and objectively considered. It won't be easily done, of course, and literally *no one* in this industry knows as well as I do the obstacles that may be faced in reaching that goal. But if there is a will, there will be a way.

Structure, Strategy, and Spirit

Yet please understand me: While the Omega structure has caused many of the mutual fund industry's serious shortcomings in serving our shareholders, the Alpha structure is hardly a panacea that will cure them. For a mutualization *structure* in which interests of fund shareholders are placed front and center is, in and of itself, not enough. Without the proper *strategy,* such a structure will lead nowhere. In the ideal, the strategy of mutualization would emphasize low operating costs and more, well, Spartan operations, a minimization of the dead weight of marketing costs, and investment policies for stock, bond, and money market funds alike that focus on the wisdom of long-term investing rather than on the folly of short term speculation.

Strategy, alas, does not necessarily follow structure. One need only look at the life insurance field to see how its sensible mutual structure, finally, came to fail. With their heavy emphasis on sales and their apparent lack of concern about costs, nearly all of the giant mutual life insurance companies relinquished the *strategy* of service to policyholders long before they abandoned their original Alpha *structure,* and this dominant industry of a half-century ago has lost much of its earlier appeal to American families.

But even more than *structure* and *strategy* to get today's Omega mutual fund industry back to its Alpha origins, we need the *spirit* of mutuality—a spirit of trusteeship, a spirit of fiduciary duty, an all-encompassing spirit of *stewardship*—a spirit of service to the 90 million shareholders who have entrusted the mutual fund industry with their hard-earned dollars. As the

recent scandals show, we need regulation to curb our avarice. As our record since the publication of the SEC's 1966 report has made clear, we need legislation to improve our governance structure, a major step towards the ideal Alpha structure whose development I have described today. But no regulation, no legislation, can mandate a spirit of trusting and being trusted. Trust must come from within the character of the organization—whether Omega or Alpha—and those firms that evince the spirit of trust will ultimately dominate the mutual fund field. Our industry's future depends on the simple recognition that the management of Other People's Money is a loyal duty and solemn trust.